Form 20-F
period 2016-12-31
BiondVax Pharmaceuticals Ltd.
filed 2017-04-28
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

*  Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 135,097,367 and 175,715,799 as of December 31, 2016 and April 28, 2017, respectively.

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

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

BiondVax Pharmaceuticals Ltd.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

INTRODUCTION

Certain Definitions:

In this annual report, unless the context otherwise requires:

●	references to “BiondVax,” the “Company,” “us,” “we” and “our” refer to BiondVax Pharmaceuticals Ltd. (the “Registrant”), an Israeli company;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, NIS 0.0000001 nominal (par) value per share;

●	references to “ADS” refer to the Registrant’s American Depositary Shares;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

The selected consolidated statements of operations data for the years ended December 31, 2016, 2015, and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this annual report were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and reported in NIS. This annual report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purpose of the presentation of financial data for the period ending on December 31, 2016, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.845 NIS to $1.00 U.S. dollar, the daily representative rate in effect as of December 30, 2016. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	8,616	6,723	6,441	10,736	9,397	2,444
Participation by the IIA and UNISEC	(1,839)	(1,272)	(949)	(2,830)	(1,603)	(417)
Research and development, net of participations expenses	6,777	5,451	5,492	7,906	7,794	$2,027
Marketing, general and administrative expenses	2,357	2,190	2,650	3,397	4,106	$1,068
Operating loss	9,134	7,641	8,142	11,303	11,900	3,095
Financial income	(321)	(157)	(394)	(1,128)	(3,019)	(785)
Financial expenses	518	552	16	24	303	79
Financial income (expenses), net	(197)	(395)	378	1,104	2,716	706
Net loss	9,331	8,036	7,764	10,199	9,184	2,389
Loss (gain) from available-for-sale financial assets	(11)	(4)	4	5	6	2
Total comprehensive loss	9,320	8,032	7,768	10,204	9,190	2,391
Basic and Diluted net loss per share (NIS)	0.22	0.17	0.14	0.10	0.07	0.02
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	41,530	47,946	54,286	105,523	135,097,367	135,097,367

	December 31,
	2014	2015	2016	2016
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	9,612	33,470	15,705	4,084
Short-term deposits	-	-	7,602	1,977
Marketable securities – short term	2,016	2,016	2,017	525
Other receivables	1,081	1,442	815	212
Marketable securities – long term	2,049	2,048	2,050	533
Property, plant and equipment	2,638	2,044	1,443	375
Other long term assets	1,066	287	478	124
Total assets	18,462	41,307	30,110	7,830
Trade payables	524	931	686	178
Other payables	1,289	768	689	179
options	-	5,994	3,043	791
Severance pay liability, net	62	69	76	20
Total liabilities	1,875	7,762	4,494	1,168
Total shareholders’ equity	16,587	33,545	25,616	6,662

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for December 30, 2016, at the rate of one U.S. dollar per NIS 3.845.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2014, 2015 and 2016, we had net losses of $1,990,000, $2,613,000 and $2,389,000, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2016, we had an accumulated deficit of approximately $23,112 thousands and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2016, we had approximately $7,119 thousands in cash and cash equivalents, marketable securities and short-term deposits, a working capital of $6,441 thousands and an accumulated deficit of $ 23,112 thousands. As of December 31, 2016, we had sufficient cash and cash commitments to fund operations for at least 15 months if we do not raise additional capital. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting preclinical experiments and clinical trials, contracting CMOs, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. On September 30, 2015, we entered into an agreement with a CMO, for the manufacturing of M-001 large scale batches. Our forecasted budget for this agreement is $2.05 million. As of December 31, 2016, we have paid a sum of $608,845 to the CMO. We may incur additional unexpected costs circulating our engagements with the CMO.

In addition, on March 28, 2017, we announced that we have received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budget, to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of M-001. We therefore expect to finance part of the cost of construction with our own financial resources.

We also expect to incur additional costs for the purpose of conducting our planned and future Phase 2 and Phase 3 clinical trials. We intend to participate in a Phase 2 clinical trial to be held in the U.S. by the National Institute of Allergy and Infectious Diseases, or NIAID. The purpose of the planned clinical trial is to assess the ability of M-001 in humans to serve as a pandemic primer to the H7N9 avian pandemic vaccine, and we expect NIAID will launch this clinical trial during 2017. We believe that the results of the Phase 2 clinical trials conducted by us so far, or to be conducted in the future, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may conduct in the future. We also intend, following the receipt of all requisite regulatory approvals, to conduct Phase 3 clinical trials in the U.S. and EU, either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S. While all of our preclinical and clinical trials to date have been conducted outside the United States, considering the FDA’s review and comments to our previously filed IND applications, we believe that the FDA will consider the results of our completed preclinical and clinical trials in reviewing any future IND application. We expect to conduct an end of Phase 2 meeting with the FDA during 2018.

As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or non-dilutive sources or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

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

In June 2015, the FDA has accepted our newly submitted IND application, and we were informed by our regulatory advisors that the “study may proceed”. We have submitted this IND in order to comply with Biomedical Advanced Research and Development Authority, or BARDA, for a grant application we had previously submitted to BARDA, which unfortunately has been recently annulled by BARDA all together to all potential grant candidates, including our company. Following such IND acceptance, which can be used by us as a reference for other U.S. based trials, we intend to participate in a Phase 2 clinical trial to be held in the U.S. by NIAID. We expect NIAID will launch this clinical trial during 2017. We currently intend, following the receipt of all required regulatory approvals, to conduct Phase 3 clinical trials in the U.S, either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S. Although we believe that the previous approved preclinical and clinical trials we performed will serve as an adequate basis for future FDA regulated clinical trials in the U.S., we may not receive FDA approval to conduct Phase 3 clinical trials in the U.S. Failure to receive FDA approval for the conduct of Phase 3 clinical trials in the U.S. will materially reduce our target market and the future profitability of M-001, may have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA may require that we conduct further clinical trials, provide additional data and information, and meet additional standards for receipt of approval. If this were to occur, the time and financial resources required for obtaining FDA approval for Phase 3 clinical trials, and complications and risks associated therewith, would likely substantially increase. Moreover, while receipt of clinical trial approval by the FDA does not ensure the receipt of clinical trial approval in other countries, failure or delay in obtaining clinical trial approval by the FDA may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial approval in the U.S. or in other countries would impair our ability to develop M-001.

If we receive approval to conduct Phase 3 clinical trials in Israel alone (but not the U.S.), we may nevertheless determine to abandon our development efforts with respect to M-001, as the small market size in Israel as compared to the larger U.S. market, would represent a significantly decreased market opportunity that we may determine does not justify our incurrence of the material expenses related to the development and commercialization of M-001 in Israel only.

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

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling patients or volunteers into clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and patients in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and patients in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

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

Prior to commencing clinical trials in the United States, we must submit an IND application to the FDA and the IND application must become effective. In June 2015, the FDA accepted our IND and we were informed by our regulatory advisors that “the study may proceed”. Until this FDA acceptance, we conducted our completed Phase 1 and Phase 2 clinical trials for M-001 outside the United States (in Israel) and we have conducted Phase 2 BVX-007 clinical trial in Europe. We intend to participate in a Phase 2 clinical trial to be held in the U.S. by NIAID, and we expect NIAID will launch this clinical trial during 2017.

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

The submission of a successful IND application and, subject to receipt of required approvals, the conduct of later-stage clinical trials, are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2 clinical trial in Europe. However, we have not conducted a Phase 3 clinical trial or any FDA approved clinical trials before. We also have had limited interactions with the FDA and have not discussed our proposed future Phase 3 clinical trial designs or implementation with the FDA. Consequently, we may be unable to successfully and efficiently execute and complete our planned Phase 2 clinical trials in a way that leads to the approval of Phase 3 clinical trials for M-001. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to commence or complete, or delays in, our planned clinical trials, would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we are developing.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline, Seqirus (Ex bioCSL and Novartis flu vaccines), AstraZeneca and Abbott (Solvay). ther competitors are companies and academic research institutes in various developmental stages attempting to develop improved influenza vaccines, such as SEEK Group, AltImmune, Inovio Pharmaceuticals, Inc., FluGen, Inc., Medicago, Vivaldi Biosciences, Vaccitech, and Vaxart. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

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

On May 29, 2014, we entered into a Consulting Services Agreement with a consultant. Pursuant to the Consulting Services Agreement the consultant was granted 1,000,000 options exercisable for 1,000,000 of our ordinary shares, with 50% of the options exercisable at an exercise price of NIS 1.00 (approximately $0.26), and the remaining 50% options at an exercise price of NIS 2.50 (approximately $0.64). In addition, under the terms of the agreement, the consultant contended that it was also entitled to 2.5% of the net proceeds received as a result of our initial public offering in May 2015. On March 2, 2015, we unilaterally cancelled this Consulting Services Agreement. As a result of the cancellation of the Consulting Services Agreement all options previously granted to the consultant, vested or unvested, expired. The cancellation notice also provided that all rights and benefits previously granted to the consultant pursuant to the Consulting Services Agreement are invalid. On September 9, 2015, the consultant brought a suit against us in the Israeli magistrate court in Tel Aviv, claiming that we wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million (approximately $380,000) and the reinstatement of the previously cancelled options. On November 11, 2015, we filed our defense with the court wherein we contended that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

The parties submitted affidavits and legal expert opinions to the court. An additional pre-trial meeting was held on February 13, 2017. The parties await the court’s decision on the appointment of an expert to provide legal opinion on the case, and an additional hearing was scheduled for September 25, 2017. We intend to vigorously defend against this lawsuit. However, litigation is unpredictable, and we cannot make any representations as to what the actual outcome would be due to the many intangibles presented in all litigations. We believe this monetary compensation and the reinstatement of the cancelled options will not pose a material financial burden on us in the event that the Israeli court rules in favor of the consultant.

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

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of BVX-007 and any future product candidate. For example, we obtained a EUR 1,000,000, in the aggregate, of clinical trial liability insurance covering the conducted clinical trial of BVX-007until the end of the trial in October 2016, and for an additional period of five years thereafter. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

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

Failure to complete the construction of the mid-sized factory in Jerusalem may create additional labilities for the Company and may create a delay in the development and production of Phase 3 and commercial batches of M-001

On March 28, 2017 we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budgets to be utilized towards the construction for the production of Phase 3 and commercial batches of M-001. We therefore expect to finance part of the cost of construction with our own financial resources.

We may not be able to complete the construction of the mid-sized factory or the production of M-001by ourselves on time or at all due to delays that are not dependent on us and/or which were not expected by us, such as delays or failure in receiving the requisite regulatory approvals or necessary permits for the facility. Failure to complete the construction of the manufacturing facility by ourselves may create financial loss to us and additional costs incurred as a result of locating alternative manufacturing methods, such as contracting with subcontractors.

In addition, the grant we received from the Investment Center of the Ministry of Economy and Industry of the State of Israel is subject to certain terms and conditions described elsewhere in this annual report. A failure to comply with any of these terms and conditions, for reasons dependent on us or unexpected or not under our control may require us to expend additional funds and may cause additional delays in the construction of the mid-sized factory.

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

Our articles of association provide that our directors (other than external directors) are elected to terms, with only a two or three of our directors (other than external directors) to be elected each year, in each case for a term of three years. Our 2015 annual general meeting approved the staggering and extension of the term of our board members. The staggering of the terms of our directors prevents a potential acquirer from readily replacing our entire board of directors at a single annual general shareholder meeting. This could prevent an acquirer from seeking to effect a change in control of our company by proposing an acquisition proposal offer opposed by our board, even if beneficial to our shareholders.

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

We have received Israeli government grants for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Encouragement of Industrial, Research and Development Law, 5744-1984, or the Research Law, to which we are subject due to our receipt of grants from the National Authority for Technological Innovation, which was later amended to the Innovation Authority, or IIA, of the Israeli Ministry of Economy, formerly known as the OCS, a recipient of IIA grants such as us must report to the applicable authority of IIA regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Research Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the IIA, in a form provided under the IIA guidelines, as published on IIA’s website.

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

Our research and development efforts have been financed, partially, through grants that we have received from the OCS. We therefore must comply with the requirements of the Research Law and related regulations, including, but not limited to, pay royalties to the OCS on income generated from the sale of products and related services associated with such products. As of December 31, 2016, we have received $5.2 million in OCS grants. In February 2016 we were notified that IIA, or OCS, agreed to fund up to 40% of a NIS 3.6 million (US$920,000) project towards ongoing development of the Company’s M-001. As a result of our receipt of these grants, we were required to agree to abide by any obligations resulting from such funding. We therefore must comply with the requirements of the Research Law and related regulations.

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

On July 29, 2015, the Israeli parliament amended the Research Law to include a number of guidelines to some of the core issues of the Research Law, and to establish IIA, which replaced the OCS. IIA is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. IIA was formed as of January 1, 2016, and new grant tracks and guidelines will be published from time to time. Until IIA publishes new relevant regulations, which may take a few months, the existing OCS regulations will continue to apply. We cannot assess at this time how the amended Research Law will affect our obligations to the OCS and any future grants received, if at all from IIA.

Risks Related to our Securities

We incur significant additional increased costs as a public company in the United States as well as in Israel, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

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

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2017 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amount derived due to the temporary investment of funds, including those raised in a public offering. In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered.

Although we were not PFIC in 2015 and 2016, we cannot determine at this point of time whether we are a PFIC for 2017, because, among other things, PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year. There can be no assurance that we are not or will not be classified as a PFIC in any year. If we were to be characterized as a PFIC for U.S. federal income tax purposes in any taxable year during which a U.S. Investor, as defined in elsewhere in this Annual Report, owns ADSs, such U.S. Investor could face adverse U.S. federal income tax consequences, including having gains realized on the sale of the ADSs classified as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on the ADSs by individuals who are U.S. Investors, and having interest charges apply to distributions by us and the proceeds of ADS sales. Certain elections exist that may alleviate some adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of the ADSs; however, we do not intend to provide the information necessary for U.S. Investors to make “qualified electing fund elections” if we are classified as a PFIC. If we are a PFIC in any year, U.S. investors may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC.

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

Substantial sales of our ordinary shares the ADSs or ADS warrants, either on the TASE or on NASDAQ, as applicable, may cause the market price of our ordinary shares, ADSs and ADS warrants to decline. All our outstanding ordinary shares are registered and available for sale in Israel. Sales by us or our security holders of substantial amounts of our ordinary shares, ADSs or ADS warrants, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ordinary shares, ADSs or ADS warrants.

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

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends our ordinary shares in the foreseeable future. Moreover, the Israeli Companies Law, as amended, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs, ADS warrants or ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

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

Our History

Our legal commercial name is BiondVax Pharmaceuticals Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the TASE. In May 2015, we completed an initial public offering of our ADSs and ADS Warrants on the Nasdaq Capital Market.

Our principal executive offices are located at 14 Einstein Street, Nes Ziona, Israel, 74036, and our telephone number is (+972) (8) 930-2529. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for 2016, 2015, and 2014 amounted to $5,000, $9,000 and $8,000, respectively. These expenditures were primarily for computers and Laboratory equipment.

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

M-001 is based on research initially conducted at the Weizmann Institute of Science in Israel, or the Weizmann Institute, over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda Research and Development Company Ltd., or Yeda, an affiliate of the Weizmann Institute, an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we have continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben Yedidia and, at present, we own or license five families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035.

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

To date, we have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health and a Phase 2 clinical trial in Europe. The clinical trials in Israel were designed for adults between the ages of 18 and 49 and 55 to 75, and included an aggregate of 479 participants. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from our Phase 1/2 and Phase 2 clinical trials indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001. Following the completion of our clinical trial BVX-005 in February 2012, we have focused our efforts on seeking a cGMP approval for our M-001 production process. In addition, we have also focused a portion of our efforts since February 2012 on improving the manufacturing process for M-001 and on reducing production costs.

In June 2015 we received preliminary results from our Phase 2 clinical trial BVX-006, indicating M-001 was safe, well tolerated and induced humoral immune responses, successfully meeting the primary safety and secondary immunogenicity endpoints. In addition, in November 2016 we received positive preliminary safety results from our BVX-007 clinical trial, with no related severe adverse events and only three moderate adverse events possibly or probably related to the treatment. BVX-007 was initiated in September 2015 in Europe as part of our membership in the UNISEC Consortium following the receipt of a regulatory clearance from the relevant Hungarian Regulatory Authority. The UNISEC Consortium is a consortium of three university partners, five National Health Institutes and other companies and organizations to work on promising recently developed concepts for a universal influenza vaccine. BVX-007 includes the administration of the H5N1 vaccine following the administration of M-001 to our clinical trial participants. We entered into an agreement with a supplier for the supply of H5N1 vaccine approved by the relevant regulatory authority for the purpose of performing BVX-007. We expect final results of BVX-007 to be released during the second quarter of 2017.

In June 2015, the FDA has accepted our newly submitted IND application, and we were informed by our regulatory advisors that the “study may proceed”. We have submitted this IND in order to comply with the requirements of BARDA, for a grant application we had previously submitted to BARDA which unfortunately has been recently annulled by BARDA all together to all potential grant candidates, including our company. Following such IND acceptance, which can be used by us as a reference for other U.S. based trials, we intend to participate in a Phase 2 clinical trial to be held in the U.S. by the NIAID. The purpose of the planned clinical trial is to assess the ability of M-001 in humans to serve as a pandemic primer to the H7N9 avian pandemic vaccine, and we expect NIAID will launch this clinical trial during 2017.

We believe that the results of the Phase 2 clinical trials conducted by us so far, or to be conducted in the future, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may conduct in the future.

On March 28, 2017 we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budgets to be utilized towards the construction for the production of Phase 3 and commercial batches of M-001. This grant is subject to certain terms and conditions, including those outlined under the Encouragement of Capital Investment Law 1959. We plan to build a mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001. We therefore expect to finance part of the cost of construction with our own financial resources.

We intend, following the receipt of all requisite regulatory approvals, to conduct Phase 3 clinical trials in the U.S., either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S. While all of our preclinical and clinical trials to date have been conducted outside the United States, considering the FDA’s review and comments to this IND application, we believe that the FDA will consider the results of our completed preclinical and clinical trials in reviewing any future IND application. We expect to conduct an end of Phase 2 meeting with the FDA during 2018.

We do not currently have sufficient financial resources to conduct Phase 3 clinical trials of M-001 on our own. Subject to the completion of our current and planned Phase 2 clinical trials and the approval of an IND application for Phase 3 clinical trials, we intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 for some or all of our indications without such collaborations.

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

The seasonal influenza vaccine market was dominated in 2012 by five large pharmaceutical companies, including: Sanofi, GlaxoSmithKline plc (GSK), Novartis International, CSL Limited, Abbott Laboratories and AstraZeneca. According to Data Monitor’s Influenza vaccine forecast report, dated November 2013, sales of seasonal influenza vaccines in the 2012/2013 influenza season are estimated at $3.2 billion in the U.S., Japan, and the five major EU markets (France, Germany, Italy, Spain, and the UK), and are expected to reach $5.3 billion in the 2021/2022 influenza season. Specifically, sales in the U.S. alone in the 2012/2013 influenza season are estimated at $1.4 billion, with 140 million doses administered during this season. According to this report, U.S. sales of seasonal influenza vaccines in the 2021/2022 influenza season are expected to reach $2.6 billion.

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

We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 2) for all three indications. We have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and anan additional Phase 2 clinical trial Europe. Our Phase 1/2 and Phase 2 clinical trial results indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and was effective in causing an immune reaction in clinical trial participants administered with M-001.

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period, the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity for Phase 2 clinical trials. Our facility consists of our offices and laboratories, in addition to a warehouse for equipment and chemicals. Our laboratory facilities include an analytical lab, production rooms and a virology laboratory approved by the Ministry of Labor in Israel. Our facility was audited and approved for production according to Good Manufacturing Practice standards, or cGMP, by a European qualified person. We believe that our production facility has the capacity to produce sufficient volumes of M-001 for use in our current and planned Phase 2 clinical trials. We plan, following the receipt of a grant by Israel’s Ministry of Economy and Industry, to build the mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001.

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

The following graph demonstrates our pandemic preparedness plan according to this indication:

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We have completed Phase 2 clinical trial in Europe and plan to conduct a Phase 2 clinical trial in collaboration with the NIAID prior to conducting Phase 3 clinical trials in the U.S., (either with one or more future collaborators, or, subject to available funding, on our own), to test the efficacy of M-001 on thousands of participants for the following three indications: (i) the Universal Standalone Indication; (ii) the Universal Seasonal Primer for Elderly Indication; and (iii) the Universal Pandemic Primer Indication.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the clinical and compliance benefits, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to perform advanced trials (including Phase 3 clinical trials) and, following applicable regulatory approval, which we provide no assurance we will receive, to globally commercialize M-001 for all three planned indications.

●	Further develop our production line. Our production facility has been Phase 1 and 2 clinical trial audited and approved for production according to cGMP. In October 2015 we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001. We plan, following the receipt of a grant by Israel’s Ministry of Economy and Industry, to build the mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001.

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

To date, we have conducted our clinical trials in Israel, and received preliminary results indicating M-001 was safe, well tolerated and induced humoral immune responses, successfully meeting the primary safety and secondary immunogenicity endpoints. we have also completed one clinical trial in Budapest, Hungary, as part of our membership in the UNISEC consortium, and are planning to participate in an additional Phase 2 clinical trial in the United States conducted by NIAID, part of the U.S. National Institutes of Health (NIH) within the Department of Health and Human Services (HHS). We are assisted by professional advisers in examining the possibilities of performing clinical trials in additional countries, taking into consideration the costs of the trials, speed of receiving the approvals, and manner of performing the trials. We consider this information, together with marketing information regarding future products in each country and whether each country regulatory authority consents to relying on prior approvals and research performed in other countries, in choosing clinical trial sites.

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

Results of our Clinical Trials

We have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. These clinical trials were designed for adults between the ages of 18 and 49, 55 to 75 and 50 to 64, and included an aggregate of 479 participants. We have also completed a Phase 2 clinical trial conducted in Europe. During all completed clinical trials, M-001 and other vaccines were intramuscularly administered. All completed clinical trials were random, placebo controlled. Phase 1/2 clinical trials were single-blind, and Phase 2 clinical trials were double-blind.

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

The following table summarizes the structure, design and purpose of our completed Phase 2 clinical trials conducted in Israel and Hungry, subject to the relevant regulatory approvals for each clinical trial:

Clinical trial number	Phase	Trial Design	Trial Purpose	Population	Number of Subjects	Results
BVX-002	1/2	randomized, single-centered, single-blind, placebo-controlled escalating double-dose		Adults (ages 18 to 49)	63
BVX-003	1/2	randomized, single-blind, placebo-controlled escalating double-dose		Elderly (ages 55 to 75)	60
BVX-004	2	randomized, two centered, two stage, double-blind, placebo controlled double-dose	Primary Endpoint: Safety	Adults (ages 18 to 49)	200	M-001 was well tolerated and a humoral and cellular immune reaction was revealed.
BVX-005	2	multicenter, randomized, placebo-controlled	Secondary Endpoint: immunogenicity	Elderly (ages 65+)	120
BVX-006	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	adults between ages of 50 to 64	36
BVX-007	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety and cell mediated immunity	adults between ages of 18 to 60	222	Safety of M-001 confirmed.

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

BVX-007

We completed our BVX-007 Phase 2 clinical trial in September 2016. This Phase 2 clinical trial was conducted in Budapest, Hungry, as part of our membership in the UNISEC Consortium. Prior to commencement, we received the requisite regulatory approvals for the clinical trial from the EMA and the relevant Hungarian Regulatory Authority. BVX-007 was designed to evaluate the safety and immunogenicity of M-001 when used ahead of H5N1, an avian influenza vaccine, and we have contracted with a supplier for the delivery of H5N1 vaccine necessary for the performance of the clinical trial. BVX-007 was conducted in adults between the ages 18 to 60, initially including 222 participants. Following the withdrawal of three patients, the clinical trial was completed with the participation of 219 patients. In November 2016 we received positive preliminary safety results from our BVX-007 clinical trial, with no related severe adverse events and only three moderate adverse events possibly or probably related to the treatment. We expect to receive immunogenicity results in the second quarter of 2017.

Planned Phase 2 Clinical Trials

We plan to conduct an additional Phase 2 clinical trial in the U.S. prior to any future Phase 3 clinical trials.

We intend to participate in a phase 2 clinical trial to be held in the United States, conducted by NIAID. This clinical trial will assess the ability of M-001 in humans to serve as a pandemic primer to the H7N9 avian pandemic vaccine by enhancing protective immunity to these highly pathogenic avian influenza H7 strains. It will also look to strengthen previous clinical and pre-clinical findings on M-001 priming capacity to other seasonal and pandemic strains. We expect NIAID will launch this clinical trial during 2017.

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

Future Phase 3 Clinical trials

We do not currently have sufficient financial resources to conduct Phase 3 clinical trials of M-001 on our own. Subject to the completion of our current Phase 2 clinical trials and the receipt of all necessary regulatory approvals for Phase 3 clinical trials, we intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through non-dilutive funds, sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 for some or all of our indications without such collaborations.

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

Subject to receiving all applicable regulatory approvals, we intend to perform Phase 3 clinical trials which will include two groups of participants, each consisting of thousands of participants, in order to prove the safety and efficacy of M-001; the experimental group will receive M-001, and the control group will receive placebo or an existing seasonal or pandemic vaccine.

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

The planned Phase 3 clinical trials for each indication are as specified in the table below:

Indication	Participants in Phase 3 clinical trials	Administration to Control Group	Expected Results
Universal Standalone Indication	Adults	Placebo	Statistically, a higher level of antibodies found in experimental group
Universal Seasonal Primer for Elderly Indication	Elderly population with co-Morbidity	Placebo instead of Primer, seasonal influenza vaccine as Boost.	Statistically, a non-inferior or higher level of antibodies found in experimental group
Universal Pandemic Primer Indication	Adults	Placebo instead of Primer, pandemic influenza vaccine as Boost.	Statistically, a higher level of antibodies found in experimental group

Competition

Currently marketed flu vaccines are strain-specific. There are many vaccine candidates in development that feature either improved production processes and/or broadened coverage against drifted vaccine strains. BiondVax’s M-001 is unique in that it is (1) A single formulation designed to be effective against seasonal and pandemic influenza strains, and (2) Most advanced universal flu candidate (in late Phase 2 clinical trials), and (3) Manufactured in E.coli, resulting in significantly shorter production times and cost efficiency, and finally (4) about 3 years shelf-life in frozen conditions and about 2 years in refrigerated conditions (ongoing), enabling stockpiling for proactive preparedness.

Currently marketed Influenza Vaccines

Current influenza vaccines are produced and marketed by large fully integrated pharmaceutical companies such as Sanofi Pasteur (FluZone and FluZone High-dose), GlaxoSmithKline (Fluarix, FluLaval), Seqirus (Afluria, Fluvirin, Fluad, Flucelvax), AstraZeneca (FluMist), and Abbott (Influvac). Protein Sciences markets Flublok, a recombinant protein strain-based influenza vaccine. All currently marketed influenza vaccines are strain-specific.

Influenza Vaccine Candidates in Development

To our knowledge, there are a number of companies and academic labs attempting to develop new influenza vaccines. Our information as to the identity of our competitors, the nature of the competing product candidate and the development stage of such competing product candidates relies solely on publicly available information that we are aware of. The following is a summary of known competitors and competing product candidates:

SEEK, a privately held UK-based company, is developing a vaccine based on six specific peptides to induce cellular immunity. In 2011 SEEK published Phase 2 challenge clinical trial results in 28 people which indicated that its vaccine stimulated the immune system and was found to be safe. In April 2016, it was reported that SEEK and hVIVO invested approximately $20 million to create Imutex, a startup with a “Phase 2a ready” universal flu vaccine candidate. AltImmune’s NasoVax is an intransally delivered broad seasonal and pandemic T-cell booster recombinant candidate. A Phase 2 trial is reportedly expected to commence in 2017. Inovio is developing synthetic DNA vaccines. In May 2012 Inovio reported that in Phase 1 clinical trial the avian influenza vaccine SynCon caused a protective antibody reaction against six strains of H5N1. FluGen is developing REDEE, a vaccine based on a live virus which cannot multiply or cause illness. A Phase 1 trial was initiated in 2016. The U.S. based company has raised $22m from investors and received $13m in federal funds. Medicago, majority owned by Mitsubishi Tanabe Pharma, is in Phase 2 trials, manufactures strain-specific vaccines in tobacco, which enables high capacity production compared to current egg-based vaccines. Vivaldi Biosciences reported two completed Phase 1 and one Phase 1/2 clinical trial of their deltaFLU LAIV vaccine. Vivaldi reports deltaFLU has been shown to stimulate coverage against non-vaccine strains. Vaccitech expects to begin a Phase 2b trial in late 2017. The technology is described as a viral vector prime-boost regimen. Vaxart reported a Phase 2 trial in 2016 for its oral adenovirus-based influenza vaccine. Finally, a number of academic laboratories across the world are in the early stages of research of additional potential influenza vaccines including a “chimeric” vaccine at the Icahn School of Medicine at Mount Sinai, New York.

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

In October 2015, we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001, with Cytovance Biologics Inc., or Cytovance, a CMO based in Oklahoma, USA. Under the terms of the Agreement, Cytovance will scale up and optimize the small-scale cGMP manufacturing process of M-001. The technology transfer and up scaling is on-going as planned, with the initial clinical batches expected to be manufactured in 2017/2018 in accordance with the Phase 3 clinical trial preparations. We plan to construct at manufacturing facility in Jerusalem. The facility will manufacture the vaccine in accordance with the up-scaling process performed by Cytovance pursuant to the Development and Manufacturing Agreement.

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

To date, our facility allowed us to produce the necessary quantity of M-001 for our clinical trials that we completed, as well as the planned Phase 2 BVX-008 clinical trial.

Research and other Grants

Grants under the Israeli Encouragement of Industrial and Development Law

On July 29, 2015, the Israeli parliament amended the Research Law to establish IIA, which replaced the OCS. IIA is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. IIA was formed as of January 1, 2016, and new grant tracks and guidelines will be published from time to time. Under the amendment, the IIA was granted vast authority to regulate rules and procedures pertaining to obligations of recipients towards the IIA especially in the matters listed in this memorandum. Moreover, the amendment states that one year after the appointment of all members of the IIA council many of the arrangements listed below including those pertaining to royalty payment and transfer of know-how and manufacturing rights overseers shall be canceled and be replaced with new regulations to be regulated by the IIA’s new council. As the IIA council was appointed on June 2016 new arrangements pertaining the relationship with the IIA are expected to be adopted in June 2017 and there is no certainty whatsoever what such arrangements will be or that such arrangements will be identical or similar to the arrangements set forth herein. We cannot assess at this time how the amended Research Law will affect our obligations to the OCS and any future grants received, if at all from the IIA. The following is a summary of OCS regulations that apply to us following the receipt of grants since 2006:

Under the Research Law, research and development programs which meet specified criteria and are approved by a committee of IIA, formerly known as the OCS, are eligible for grants. The grants awarded are typically for up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity (as defined in the Royalty Regulations), developed, in whole or in part, within the framework of an OCS-funded project or deriving therefrom. In accordance with the provisions of the Royalty Regulations, royalties are paid beginning from the date of the sale of the first product developed according to an OCS-funded project at rates between 3% to 6% of sales of the product, depending on the situation and applicable criteria, and are payable until the repayment of the full amount of the total OCS funding and accrued interest (LIBOR).The terms of the Israeli government participation also require that products developed using government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS (such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case only notification is required) and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. Should the Research Committee of the OCS approve the transfer of manufacturing rights outside of Israel, the royalty payments will be subject to an increase of up to a cap of 120%, 150% or 300% of the total OCS funding and accrued interest (LIBOR) (depending upon the portion of manufacture outside of Israel), and the royalty rates will be subject to an increase as well.

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

Our research and development efforts have been financed, partially, through grants that we have received from the OCS. We therefore must comply with the requirements of the Research Law and related regulations. As of December 31, 2016, we have received a total of $5.2 million in OCS grants.  In February 2016 the IIA agreed to fund up to 40% of a NIS 3.6 million (US$920,000) project towards ongoing development of the Company’s M-001.

We did not receive additional OCS grants from December 31, 2016 through the date of this annual report.

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

Grant for the Construction of a Manufacturing Facility in Jerusalem

On March 28, 2017, we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budget, to be utilized towards the construction for the production of Phase 3 and commercial batches of the Company product candidate, M-001.

The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years following receipt of the grant.

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

In June 2015, the FDA has accepted our IND application for a phase 2 clinical trial in the U.S., and we were informed by our regulatory advisors that the “study may proceed”. We have submitted this IND in order to comply with the requirements of BARDA, for a grant application we had previously submitted to BARDA, which unfortunately has been recently annulled by BARDA all together to all potential grant candidates, including our company. Following such IND acceptance, which can be used by us as a reference for other U.S. based trials, we intend to participate in a Phase 2 clinical trial to be held in the U.S. by the NIAID, and we expect NIAID will launch this clinical trial during 2017.

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

We produce, and expect to continue to produce, the quantities of our product candidate required for our Phase 2 clinical trials. In October 2015, we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001, with Cytovance Biologics Inc., a CMO, based in Oklahoma, USA. Under the terms of the Agreement, Cytovance Biologics will scale up and optimize the small-scale cGMP manufacturing process of M-001. The technology transfer has already commenced. The clinical grade M-001 batch is intended to be used for Phase 3 clinical trial, planned for the 2018 timeframe, as we expect to conduct an end of Phase 2 meeting with the FDA by 2018 which is a critical step towards commercialization of M-001 in the US, Europe and the rest of the world. Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our CMOs or licensees that may disrupt production or distribution, or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our current product candidate or any product candidate we may develop in the future (if any).

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

To date, our preclinical and all but one of our completed clinical trials were conducted in Israel.

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

For information regarding our clinical trial held in Europe, BVX-007, see Item 4B. “Business Overview – Results of our Clinical Trials”.

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

Patents

As of December 31, 2016, we exclusively licensed two families of patents and own three additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia, Japan and other countries. There are also pending patent applications relating to these patent families in various jurisdictions, including India and Brazil, all of which are active applications that have yet to be approved. The international patent application that was filed on April 1, 2015, claiming priority from a provisional application filed on April 3, 2014, entered national phase in October 2016. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use. Our patents and patent applications are expected to expire in Europe between 2019 and 2035 and in United States between 2020 and 2035.

The tables below summarize material information regarding our patent families, including expected expiration date by territory:

Title: PEPTIDE-BASED VACCINE FOR INFLUENZA

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
Hong Kong	10109239.0	03-Aug-2008	1142809	03-Aug-2028	granted
India	670/DELNP/2010	03-Aug-2008		03-Aug-2028	examination
Israel	203508	03-Aug-2008	203508	03-Aug-2028	granted
Japan	2010-518815	03-Aug-2008	5654345	03-Aug-2028	granted
Korea	10-2010-7003351	03-Aug-2008		03-Aug-2028	granted
Mexico	MX/A/2010/001284	03-Aug-2008	302245	03-Aug-2028	granted
USA	12/671617	03-Aug-2008	8747861	18-Aug-2031***	granted
USA	14/263359	03-Aug-2008	US2014/02886982	03-Aug-2028	granted

***    Due to patent term adjustment of 1110 days

Title: MULTIMERIC MULTIEPITOPE POLYPEPTIDES AS ENHANCERS FOR SEASONAL AND

PANDEMIC INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2012/114323 filed: 22-Feb-2011

Country	Application No.	Filing Date	Publication No.	Expiration Date	Status
Australia	2011360572	22-Feb-2011		22-Feb-2031	allowed
Canada	2828068	22-Feb-2011		22-Feb-2031	filed
USA	14/000815	22-Feb-2011	US2014/0227306	22-Feb-2031	granted

Title: VACCINE COMPOSITIONS OF MULTIMERIC-MULTIEPITOPE INFLUENZA POLYPEPTIDES

AND THEIR PRODUCTION

Assignee: BiondVax Pharmaceuticals Ltd.

Country	Application No.	Filing Date	Publication No.	Expiration Date	Status

Australia	2015242154	01-Apr-2015		01-Apr-2035
Canada	2944768	01-Apr-2015		01-Apr-2035
China	201580017121X	01-Apr-2015		01-Apr-2035
Europe	15773045.8	01-Apr-2015		01-Apr-2035
Hong Kong	17101579.8	01-Apr-2015		01-Apr-2035
India	201627032852	01-Apr-2015		01-Apr-2035
Israel	248055	01-Apr-2015		01-Apr-2035
Japan	2016-559415	01-Apr-2015		01-Apr-2035
USA	15/300529	01-Apr-2015		01-Apr-2035

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

Unless terminated earlier in accordance with the terms described below, the license granted will remain in effect in each county and for each product developed based on the invention until the earliest of: (i) if a patent was granted in a specific county, the patent expiration date in such country of the last of the patents; (ii) 15 years from the date of first commercial sale of a product, by us or a sublicenses, in either the U.S or Europe, after obtainment of FDA New Drug Approval or equivalent approval in any European country, if there is no patent covering such product in such country but there is however know how that is identifiable as a secret and is not in the public domain which relates to such product, provided that such know how remains secret and of value.

In exchange for the license grant, we or our future sub licensers will be obligated to pay royalties equaling 3% of the total amount invoiced by us or a sub licensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

We are not permitted to assign the license agreement to third parties without Yeda’s prior consent, unless in the framework of our merger with another entity, as a result of which we are not the surviving entity, subject to certain conditions and requirements under the license agreement. We are however entitled to grant sublicenses under the license agreement, subject to Yeda’s prior written approval, provided, among other things, that any sublicense shall expire upon termination of the license agreement and that the sub licensee(s) shall be bound by confidentiality obligations similar to our confidentiality obligations under the license agreement. The sublicense shall not be transferable or sub licensable. To date we have yet to enter such sublicense agreement. If we sublicense our products we will be obligated to pay Yeda the following royalties: (i) 45% of consideration received (whether monetary or otherwise) by us for the grant of or pursuant to sublicenses or in connection with sublicense options executed prior to the completion of Phase 1 clinical trials; (ii) 35% of consideration received by us up to the first $20 million and 25% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 1 clinical trials and prior to the completion of Phase 2 clinical trials; (iii) 20% of consideration received by us up to the first $20 million and 15% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 2 clinical trials. We are not obligated to pay Yeda any royalties or other payments with respect to (a) the use or disposal of a product, without consideration, for the sole purpose of conducting clinical trials in respect of such product; or (b) any product in any country after the expiry of the license in such country with respect to the product.

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

Our principal executive offices and main laboratory are located at the Science Park, 14 Einstein Street, Nes Ziona, Israel. We lease this space, which presently consists of a total area of approximately 4,575 square feet, from an unaffiliated third party pursuant to a lease that expired on January 31, 2017, that was extended by 24 months.

For the year ended December 31, 2016, our office and laboratory leasing costs amounted to 372,000 NIS. We believe this existing property is sufficient for our needs in the foreseeable future, for our planned Phase 2 clinical trial, and that we have the ability to renew our lease at market terms and expand if required.

We plan to construct a manufacturing facility in Jerusalem for the production of Phase 3 and commercial batches of M-001

Our fixed assets are comprised of laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were estimated at NIS 1.4 million ($0.375 million) for the period ended on December 31, 2016 and at NIS 2.0 million ($0.53 million) for the period ended on December 31, 2015.

For a description of our current laboratory see Item 4B.”Business Overview – Manufacturing”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2016 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

M-001 is based on research initially conducted at the Weizmann Institute over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we have continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben-Yedidia and, at present, we own or license five families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035.

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

Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2014, 2015 and 2016, we had net losses of $1,990,000, $2,613,000 and $2,389,000, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2016, we had an accumulated deficit of approximately $23,112 thousands and we expect to experience negative cash flow for the foreseeable future.

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

On November 4, 2016, we entered into an At The Market Issuance Sales Agreement, or ATM Agreement, with FBR Capital Markets & Co., or FBR, pursuant to which FBR, may, at our discretion and at such times as it shall determine from time to time, sell our ADSs, or the Placement Shares, through an “at the market offering” program, or the ATM Program, pursuant to Instruction I.B.5. of the Registration Statement on Form F-3. In addition, we have published a registration statement on form F-3 and a prospectus for the purpose of utilizing the ATM program, which was declared effective on December 15, 2016.

In January 2017, Angels High Tech Investments Ltd., or Angels, has agreed to invest NIS 10.9 million approximately $US 2.83 million, in exchange for 33,760,832 million of our ordinary shares (equivalent to 844,000 ADSs), calculated in accordance with the December 29, 2016, TASE closing share price. Angels Investments is a company fully owned by Marius Nacht, Co-founder and Chairman of Check Point (NASDAQ: CHKP). Angels’ healthcare and life science portfolio is managed by aMoon Partners which is co-led by Dr. Yair Schindel and Marius Nacht. The issued shares shall be restricted for trade on TASE in accordance with Section 15C of the Israeli Securities Law-1968-5,728, have not been registered under the Securities Act of 1933, and shall contain a legend indicating that the transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom, and hedging transaction involving the Shares may not be conducted unless in compliance with the Securities Act.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, and, to date, have not to generated revenues.

To date, we have funded our operations primarily through the sale of equity securities (both in private placements, in public offerings on the TASE and the NASDAQ Capital Market) and funding received from the IIA (the successor to the OCS). From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 20.1 million (approximately $5.3 million) in various private placements. We received approximately NIS 10.12 million in net proceeds from our initial public offering in Israel and have raised an additional NIS 49.6 million (approximately $13.2 million) from various public offerings since June 2007. We received gross proceeds of approximately $10.12 million from our initial public offering in the U.S. in May 2015, and approximately $8.54 in net proceeds. We have received gross proceeds of approximately $2.83 million from a private placement transaction with Angels, and $1.2 million from ADS issuance under our ATM program. Our expenses for the initial public offering in the U.S. amounted to $1.49 million, in addition to the grant of options to our underwriter valued at $ 90,000, for no consideration. As of December 31, 2016, we had approximately NIS 27.4 million (approximately $7.1 million), of cash and cash equivalents, short-term deposits and marketable securities. We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds in during 2017, to further develop our research and development programs and our product candidate. As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the year ended December 31, 2016, our net loss was approximately NIS 9.2 million (approximately $2.4 million), respectively.

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

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds received from our initial public offering in the U.S., future private or public equity raising, grants from governmental agencies such as the IIA, debt or equity or other non-dilutive financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, M-001 or any future product candidate.

Since 2006 and through December 31, 2016, we have received $5.2 million in OCS grants.

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

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2017.

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

Comparison of Period to Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2016 as compared to the years ended December 31, 2015 and 2014, 2013 and 2012:

	Year ended December 31,
	2012	2013	2014	2015	2016	2016
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	8,616	6,723	6,441	10,736	9,397	2,444
Participation by the OCS	(1,839)	(1,272)	(949)	(2,830)	(1,603)	(417)
Research and development, net of participations expenses	6,777	5,451	5,492	7,906	7,794	$2,027
Marketing, general and administrative expenses	2,357	2,190	2,650	3,397	4,106	$1,068
Operating loss	9,134	7,641	8,142	11,303	11,900	3,095
Financial income	(321)	(157)	(394)	(1,128)	(3,019)	(785)
Financial expenses	518	552	16	24	303	79
Financial income (expenses), net	(197)	(395)	378	1,104	2,716	706
Net loss	9,331	8,036	7,764	10,199	9,184	2,389
Loss (gain) from available-for-sale financial assets	(11)	(4)	4	5	6	2
Total comprehensive loss	9,320	8,032	7,768	10,204	9,190	2,391
Basic and Diluted net loss per share (NIS)	0.22	0.17	0.14	0.10	0.07	0.02
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	41,530	47,946	54,286	54,286	135,097,367	135,097,367

	December 31,
	2014	2015	2016	2016
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	9,612	33,470	15,705	4,084
Short-term deposits	-	-	7,602	1,977
Marketable securities – short term	2,016	2,016	2,017	525
Other receivables	1,081	1,442	815	212
Marketable securities – long term	2,049	2,048	2,050	533
Property, plant and equipment	2,638	2,044	1,443	375
Other long term assets	1,066	287	478	124
Total assets	18,462	41,307	30,110	7,830
Trade payables	524	931	686	178
Other payables	1,289	768	689	179
options	-	5,994	3,043	791
Severance pay liability, net	62	69	76	20
Total liabilities	1,875	7,762	4,494	1,168
Total shareholders’ equity	16,587	33,545	25,616	6,662

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for December 30, 2016, at the rate of one U.S. dollar per NIS 3.845.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2016 amounted to NIS 9.4 million (approximately $2.4 million) compared to NIS 10.7 million ($2.7 million) for the year ended December 31, 2015. The decrease in 2016 compared to 2015 was primarily a result of a decrease in subcontractor expenses, which were lower in 2016 as a result of our preparation for the cGMP audit of our production facility by the European qualified person during 2015, Less the participation from the OCS grants the research and development expenses, net amounted to NIS 7.8 million ($2.1 million) for the year ended December 31, 2016, compared to NIS 7.9 million 2.1 million) for the year ended December 31, 2015.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2016 amounted to NIS 4.1 million (approximately 1.1 million) compared to NIS 3.4 million ($0.9 million) for the year ended December 31, 2015. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Ne

Our financial income, net for the year ended December 31, 2016 amounted to NIS 2.7 million ($0.7 million) primarily from exchange differences on cash and cash equivalent and revaluation of the options. Our financial expenses, net for the year ended December 31, 2015 amounted to NIS 1.1 million ($0.3 million).

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2016 was NIS 9.1 million ($2.3 million), compared to our net loss for the year ended December 31, 2015 of NIS 10.2 million ($2.6 million). The increase in 2016 compared to 2015 primarily resulted from our research and development expenses and marketing, general and administrative expenses as described above.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2015, amounted to NIS 10.7 million (approximately $2.7 million) compared to NIS 6.4 million ($1.6 million) for the year ended December 31, 2014. The increase in 2015 compared to 2014 was primarily a result of an increase in subcontractor expenses, which were higher in 2015 as a result of our preparation for the cGMP audit of our production facility by the European qualified person during such time. Less the participation from the IIA grants the research and development expenses, net amounted to NIS 7.9 million ($2.0 million) for the year ended December 31, 2015 compared to NIS 5.5 million ($1.4 million) for the year ended December 31, 2014.

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

	Three Months Ended
	March 31	June 30	Sept. 30	Dec. 31	March 31	June 30	Sept. 30	Dec. 31
	2015				2016
Research and development, net of participations (in thousand NIS)	1,172	2,613	1,247	2,874	2,063	1,478	2,421	1,832
Research and development, net of participations (in thousand US dollars)(1)	300	670	320	737	548	385	644	476
marketing, general and administrative (in thousand NIS)(1)	650	600	966	1,181	771	999	1,049	1,287
marketing, general and administrative (in thousand US dollars)	167	154	248	303	205	260	279	324
Operating loss (in thousand NIS)	1,822	3,213	2,213	4,055	2,834	2,477	3,470	3,119
Operating loss (in thousand US dollars) (1)	467	823	567	1,039	753	645	923	811
Financial expenses (income), net (in thousand NIS)	42	1,989	(2,347)	(788)	(1,058)	138	(1,114)	(682)
Financial expenses (income), net (in thousand US dollars) (1)	11	510	601	(202)	(281)	35	(296)	(164)
Net loss (in thousand NIS)	1,864	5,202	(134)	3,267	1,776	2,615	2,356	2,437
Net loss (in thousand US dollars) (1)	478	1,333	(34)	837	472	680	627	610

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2016, at the rate of one U.S. dollar per NIS 3.845.

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S. and grants from the OCS. On November 4, 2016, we entered into an At The Market Issuance Sales Agreement, or ATM Agreement, with FBR.

As of December 31, 2016, had cash and cash equivalents, short-term deposits and marketable securities of NIS 27.4 million ($7.1 million) as compared to NIS 37.5 million as of December 31, 2015 ($9.6 million). This decrease is attributable to utilization of available cash resources to fund our operations.

Net cash used in operating activities was NIS 9.6 million ($2.5 million) for the year ended December 31, 2016, compared with net cash used in operating activities of NIS 10.3 million ($2.6 million) for the year ended December 31, 2015.

Net cash used to invest activities for the year ended December 31, 2016, was NIS 7.8 million ($2 million) compared with net cash used to investing activities of NIS 0.04 million ($0.01 million) for the year ended December 31, 2015, and primarily reflects purchase of fixed assets and change in short term deposits.

We had no cash flow from financing activities for the year ended December 31, 2016 compared to NIS 33.75 million ($8.65 million) for the year ended December 31, 2015 derived from issuance of shares and warrants to the public as part of the public offering of securities in the United States.

At December 31, 2016, our accumulated deficit amounted to $23.1 million. We had working capital of $6.4 million as of December 31, 2016. In the future, we may raise additional capital from external sources in order to continue the longer term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

Assuming exercise of all ADS warrants held by the public investors for cash, we will receive gross proceeds of $12.74 million. Assuming the exercise of all of the representative’s warrants for cash, we will receive gross proceeds of $0.4 million.

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

Application of Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2016.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2016 included the following (in thousands):

	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating Lease Obligations in NIS	26	26	-	-	-
Operating Lease Obligations in $	7	7	-	-	-

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment, as of December 31, 2016.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of nine members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth the name, age and position of each of our directors and executive officers. The business address for each of our executive officers and directors is c/o BiondVax Pharmaceuticals Ltd., 14 Einstein Street, Nes Ziona, Israel 74036.

(1)      Member of the Audit Committee and of the Compensation Committee.

Executive Officers

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

Directors

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

Dr. Ruth Ben Yakar, PhD. is currently CEO and member of the Board of Directors at BioSight Ltd., a private biopharmaceutical company focused on research and development of innovative cancer targeted pro-drugs. She has over 20 years of experience in the biomedical fi eld, including 15 years of management in the biotech industry, leading diverse corporate, business, operational, fi nancial, clinical and regulatory activities. Dr. Ben Yakar also serves as a Director at SHL Telemedicine and Cellect Biomed boards of directors. Dr. Ben Yakar formerly served as the CEO of Procognia, a public biotech company, a Director at IATI, the CEO of Thrombotech, where she led a multi-center clinical trial and led the company towards acquisition, the Chief Business Offi cer of YEDA, the technology transfer company of the Weizmann Institute of Science, and a Vice President in several Biotech companies. Dr. Ben Yakar holds a PhD Cum Laude in molecular cell biology from the Weizmann Institute of Science.

Mr. Ori Mor is the founder of Emil Mor — Business and Financial Consulting Ltd., and Israeli corporation specializing in consulting companies on matters involving the capital markets, with a specifi c emphasis on bio-med companies. Between the years 2009 and until 2014, Mr. Mor has served as the Chief Financial Offi cer of Medical Compression System Ltd., an Israeli public company focusing on developing medical devices. Mr. Mor serves as an external director at Birman Wood and Hardware Ltd. (TASE:BRIM), Alcobra Ltd. (NASDAQ:ADHD), Excellence Nesua Gemel Ltd. Mr. Mor holds a M.A. degree in Economics, as well as a B.A. in Economics and Business Administration from the Ben Gurion University in Be’er Sheva, Israel.

Mr. Isaac Devash is a business and social entrepreneur with over twenty years of experience in venture capital and private equity investments, and several years of experience as an investment banker in mergers and acquisitions at Credit Suisse First Boston in New York, London, and Tokyo. Mr. Devash established a number of private equity funds and assisted a variety of Israeli companies in their international development and a number of leading international investors in their investments in Israel. Mr. Devash was a member of the Goshen Committee for formulating the standards of corporate governance for Israeli public companies. Mr. Devash founded and serves as the Chairman and President, respectively, of the Wharton and Harvard Business School alumni clubs of Israel. Mr. Devash holds a bachelor’s degree, summa cum laude, from the Wharton School of the University of Pennsylvania and an MBA from Harvard University.

On September 29, 2016, we announced the results of the annual general shareholders meeting, which included the election of Ms. Brikman, Dr. Ruth Ben Yakar and Mr. Ori Mor as directors of the Company for a term of three years and until the 2019 annual general meeting. The appointment of Mr. Ori Mor was approved following the receipt of a request from one of its shareholders exercising such shareholder’s right under Section 80 of the Company’s Articles of Association to nominate Mr. Ori Mor to stand for election at the 2016 annual general meeting as a director of the Company for a term of three years.

In addition to the reelection of Ms. Brikman, election of Dr. Ben Yakar and Mr. Mor in our annual general shareholders meeting, on January 1, 2017, the Board of Directors agreed to appoint Mr. Isaac Devash as a director of the Company, to begin his service in the Company commencing on January 11, 2017, subject to the closing of the investment agreement with Angels High Tech Investments Ltd. Mr. Devash shall replace the vacancy resulting from the end of term of Professor Liora Katzenstein. Following the closing of this investment transaction, Mr. Isaac Devash was appointed as a director of the Company, commencing on February 14, 2017.

Under the Companies Law 1999, or the Companies Law, we are required to include at least two members who qualify as external directors, one of which has accounting and financial expertise, unless we apply the recent amendment to the Israeli law according to which we will be exempt from appointing two external directors subject to the following conditions: (i) none of our shareholders is a controlling shareholder; (ii) we comply with NASDAQ rules and regulations with respect to the composition of our audit and compensation committees; (iii) we comply with NASDAQ rules and regulations with respect to the requirements of independent directors. For so long as we meet the requisite requirements, we intend to apply the exemption from appointing at least two external directors under the Companies Law. As of the date of this Annual Report, Ms. Irit Ben Ami serves as an external director, as defined in the Israeli Companies Law.

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

In September 2016 Professor Shai Ashkenazi was appointed to serve as a member of our Scientific Advisory Board. Professor Ashkenazi will receive a compensation for his services under similar terms and conditions to those granted to previous members appointed to serve in the Advisory Board in the past, as follows: as compensation for his services, Professor Ashkenazi will be paid US$ 1,000 per day (or part thereof) on which he provides consultation services to the Company. Professor Ashkenazi will be reimbursed for all out-of-pocket expenses. In addition, Professor Ashkenazi will receive unregistered options exercisable for up to 54,000 ordinary shares, par value NIS 0.0000001 each, representing 1,350 ADSs, under the Company’s option plan, intended to be approved at the upcoming annual general shareholders meeting, at a per share exercise price of $0.12. The Options are scheduled to vest in four equal installments, 13,500 shares, commencing on the first anniversary date of the appointment and on each anniversary thereafter until all Options are vested at the fourth anniversary.

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

Professor Shai Ashkenazi, is a clinical and regulatory vaccine expert, with significant contributions to flu and other infectious disease vaccine research and development. He has served on the clinical trial advisory boards for the development of a pediatric flu vaccine, vaccines for enteric infections, as well as other infectious diseases. Also, Professor Ashkenazi has a deep understanding and experience with the Company’s universal flu vaccine as he served as the head of the data and safety monitoring board (DSMB) in all of the Company’s clinical trials in Israel and abroad. In addition, Professor Ashkenazi is an editorial board member of several international medical journals, has served on numerous national and international committees, authored over 200 medical publications and is editor of the Israeli Textbook of Pediatrics.

B.	Compensation

Compensation of Directors and Executive Officers

Compensation to Directors

Our external directors are entitled to remuneration subject to the provisions and limitations set forth in regulations promulgated under the Israeli Companies Law. We currently pay our external director who is a financial expert under the Companies Law, Ms. Irit Ben Ami, and our independent directors, as defined in the Israeli Companies Law, Dr. Ruth Ben Yakar and Ms. Michal Marom Brikman , an annual fee of NIS 24,436 ($6,355 ); a fee of NIS 1,631 ($424 ) for each board or committee meeting attended in person; a fee of NIS 979 ($254 ) for each board or committee meeting attended via telephone or videoconference; and a fee of NIS 815 ($212) for participation by written consent.

Professor Avner Rotman has been the chairman of our board of directors since 2005. In May 2010 our general shareholders meeting approved a gross monthly payment of NIS 6,000 plus VAT ($1,538 plus VAT) to Professor Rotman as compensation for his service as the chairman of the board, to be paid by us to Rodar Technologies Ltd., a private company controlled by Prof. Rotman. On February 12, 2015, our shareholders approved the extension of Prof. Rotman’s term and compensation for an additional period of two years. Our board of director did not yet approve new compensation terms to Prof. Rotman following the end of the compensation period.

In addition, in August 2012 our general shareholders meeting approved the grant of the following conditioned bonuses to all our directors serving at the time of such approval, except the external directors, during the term of their service: in the event that we duly enter into one or more material agreement, defined as an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10,000,000 with any third party during their term, such directors shall each be entitled to receive a one-time bonus per material agreement equal to 0.5% of the proceeds received by us as a result of the material agreement. According to our compensation policy as amended and approved by our shareholders on March 1, 2015, this bonus shall be limited to an aggregate amount of NIS 50 million ($12.75 million).

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (thousand NIS)	Salaries, fees, commissions and bonuses (thousand USD)(1)	Pension, retirement, options and other similar benefits (thousand NIS)	Pension, retirement, options and other similar benefits (thousand USD)
All directors and senior management as a group, consisting of 7 persons (2)	1,518	404	1,142	304

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 30, 2016, at the rate of one U.S. dollar per NIS 3.845.

(2)	Includes compensation paid to Professor Liora Katzenstein who served as an external Director until January 2017 in accordance with the Companies Law and Regulations promulgated hereof.

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016.

Name and Position	Salary (thousand NIS)	Social benefits(1) (thousand NIS)	Bonuses (thousand NIS)	Value of Options Granted(2) (thousand NIS)	All Other Compensation(3) (thousand NIS)	Total (thousand NIS)	Total in thousand US dollar(4)
Dr. Ron Babecoff, CEO and director	960	-	-	787	44	1,791	466
Dr. Tamar Ben Yedidia, Chief Scientific Officer	367	108	-	62	46	583	152
Mr. Uri Ben Or, Chief Financial Officer	323	33	-	62	-	418	109
Michal Marom Brikman	41	-	-	-	-	41	11
Professor Avner Rotman, Chairman of the Board	72	-	-	-	-	72	19

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2016.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 30, 2016, at the rate of one U.S. dollar per NIS 3.845.

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

Following the approval of our compensation committee and our board of directors, on May 26 and 28, 2015, respectively, on July 28, 2015, our shareholders meeting approved increasing Dr. Babecoff’s monthly salary from NIS 52,500 to NIS 80,000 (20,393$), and a grant of unregistered options in accordance with our 2005 Israeli Share Option Plan in an amount equal to 2.5% of the Company issued and outstanding capital on a fully diluted basis, as of May 28, 2015, exercisable to up to 5,929,503 ordinary shares of the Company NIS 0.0000001 par value at an exercise price of NIS 0.74607 per ordinary share. The options are scheduled to vest over a period of 3 years and shall expire 10 years from the grant date. As of the date of this annual report, Dr. Babecoff held options to purchase 6,009,503 ordinary shares, of which 2,056,501 are fully vested.

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

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved increasing Ms. Tamar Ben Yedida’s monthly salary from NIS 27,300 to NIS 39,700 in compliance with our compensation plan. On the same dates, our compensation committee and the Board of Directors also approved granting Ms. Tamar Ben Yedida additional 500,000 unregistered options in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of the date of this annual report, Dr. Ben Yedidia held options to purchase 970,000 ordinary shares, of which 636,667 are fully vested.

Services and Employment Agreement with Our Chief Financial Officer

Uri Ben Or

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended on August 31, 2014, CFO Direct is entitled to a monthly fee of NIS 2,500. The service agreement will remain in effect for a period of five years from the amendment date and shall expire on August 31, 2019, unless earlier terminated by either us or CFO Direct with 60 days prior written notice. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee. In addition, pursuant to the provisions of the service agreement, for services provided in connection with the preparation the initial public offering in the U.S., CFO Direct was entitled to receive NIS 192,500 in four equal installments on the first of each month commencing on September 1, 2014. Furthermore, following the consummation of the initial public offering in the U.S., CFO Direct are entitled to receive a one-time cash payment of NIS 87,500, and from such date the monthly compensation under the services agreement will be increased to NIS 15,000.

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben Or on August 31, 2014, as of such date, Mr. Ben Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben Or a pension insurance to Mr. Ben Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben Or’s discretion. Mr. Ben Or’s employment agreement will remain in effect for a period of five years and shall expire on August 31, 2019, unless earlier terminated by either us or Mr. Ben Or with 60 days prior written notice, or by us immediately for cause (i.e., if he is convicted of a felony or is held liable by a court of competent jurisdiction for fraud against us, a breach of trust due to theft or embezzlement by him, any conduct which has a material adverse effect or is materially detrimental to us, any breach of his fiduciary duties or duties of care to us, including without limitation, any material conflict of interest for the promotion of his benefit, fraud, felonious conduct, dishonesty or insubordination, and any circumstances in which Israeli law or his employment agreement deny the right for severance payment, in whole or in part). In August 2016, our compensation committee and board of directors approved the payment of NIS 25,000 for his efforts in preparing a registration statement on Form F-3 and an ATM prospectus filed in November 2016.

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved the grant of 500,000 unregistered option in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of as of the date of this annual report, Mr. Uri Ben Or held options to purchase 670,000 ordinary shares, of which 236,667 are fully vested.

Equity Compensation Plan

We maintained our 2005 Israeli Share Option Plan, which was adopted by our board of directors in July 2005 and expired in July 2015. The 2005 Plan provided for the grant of options to our directors, officers, employees, consultants, advisers and service providers. To date, an aggregate amount of 15,732,503 options to purchase 15,732,503 ordinary shares were granted. Of such outstanding options, options to purchase 5,793,501 ordinary shares were vested as of December 31, 2016 with a weighted average exercise price of NIS 0.76 ($0.20) per share, and will expire 10 years from the date of grant, during the years 2016 – 2025.

On April 24, 2017, our board of directors approved a new Israeli Share Option Plan under similar terms and conditions. Under Israeli law, an adoption of an option plan requires the board of director’s approval. The following description of the 2005 Plan applies to the New Plan as well: Pursuant to the 2005 Plan we may award options to Participants (as such term is defined in the 2005 Plan) pursuant to Section 102 of the Israeli Income Tax Ordinance, or the Ordinance, and section 3(I) of the Ordinance, based on entitlement and compliance with the terms for receiving options under these sections of the Ordinance. Section 102 of the Ordinance provides to employees, directors and officers who are not controlling shareholders (i.e., such persons are not deemed to hold 10% of our share capital, or to be entitled to 10% of our profits or to appoint a director to our board of directors) and are Israeli residents, favorable tax treatment for compensation in the form of shares or options issued or granted, as applicable, to a trustee under the “capital gains track” for the benefit of the applicable employee, director or officer and are (or were) to be held by the trustee for at least two years after the date of grant or issuance. Options granted under Section 102 of the Ordinance will be deposited with a trustee appointed by us in accordance with Section 102 of the Ordinance and the relevant income tax regulations and guidelines, and will be granted in the employee income track or the capital gains track. The 2005 Plan was managed by our board of directors or any other committee or person that the board of directors authorizes for this purpose.

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

Our board of directors has affirmatively determined that a majority of our directors are independent, in compliance with the NASDAQ Capital Market rules. The definition of independent director under the NASDAQ Capital Market rules and external director under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under the NASDAQ Capital Market rules. The definition of external director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the external director to exercise independent judgment. The definition of independent director specifies similar, if slightly less stringent, requirements in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, our external directors each serve for a period of three years. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External Directors” below for a description of the requirements under the Companies Law for a director to serve as an external director.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Our board of directors has determined that Michael Marom Brikman and Ms. Irit Ben Ami have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

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

External Directors

Under the Companies Law, we are required to include at least two members who qualify as external directors, one of which has accounting and financial expertise, unless we apply the recent amendment to the Israeli law according to which we will be exempt from appointing two external directors subject to the following conditions: (i) none of our shareholders is a controlling shareholder; (ii) we comply with NASDAQ rules and regulations with respect to the composition of our audit and compensation committees; (iii) we comply with NASDAQ rules and regulations with respect to the requirements of independent directors. For so long as we meet the requisite requirements, we intend to apply the exemption from appointing at least two external directors under the Companies Law.

Ms. Irit Ben Ami has served as our external director since 2008 and possesses the requisite accounting and financial expertise. Prof. Liora Katzenstein served as our external director until her end of term on January 10, 2017. Ms. Irit Ben Ami was re-elected to serve additional terms from June 2014 and until June 2017.

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

Audit Committee

Our audit committee consists of Ms. Michal Brikman, Mr. Jack Rosen and our external director Ms. Irit Ben Ami, who also serves as the Chairman of the audit committee.

Under the NASDAQ Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

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

Under the Companies Law, an audit committee may not approve any actions requiring its approval (see “Approval of Related Party Transactions under Israeli Law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Ms. Michal Brikman, Mr. Jack Rosen and our external directors, Ms. Irit Ben Ami who serves as the Chairman of the compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

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

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law. In addition, we entered into agreements with each of our office holders undertaking to indemnify them to the fullest extent permitted by the Companies Law, including with respect to liabilities resulting from the initial public offering in the U.S., to the extent that these liabilities are not covered by insurance.

D.	Employees

As of December 31, 2016, we have 14 employees, 5 of whom employed in finance and administration and 9 of whom were employed in research and development. These employees are in Israel.

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

For information regarding the share ownership of our directors and executive officers, see “Item 7.A. Major Shareholders.”

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and notes set forth information, as of December 31, 2016, concerning the beneficial ownership of our securities by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares or Ordinary shares represented by our ADSs. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 after April 28, 2017, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	Ordinary Shares		Percent of Class%
Directors and Executive Officers
Ron Babecoff	7,584,501	(1)	4.3%
Avner Rotman	238,900	(2)	*
George H. Lowell	635,000	(3)	*
Jack Rosen	500,000	(4)	*
Uri Ben Or	753,334	(5)	*
Tamar Ben Yedidya	1,153,334	(6)	*
Irit Ben Ami	53,000	(7)	*
All executive officers and directors as a group (7 people)	10,918,069		5.94%

Angels Investments in Hi Tech Ltd.	33,760,832	(8)	19.21%

*	Less than 1%.

(1)	Consists of 5,528,000 ordinary shares ,80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021 and 1,976,501 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of August 3, 2025.

(2)	Consists of 158,900 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.

(3)	Consists of 355,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021, and 200,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018.

(4)	Consists of 500,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.942 per share and with an expiration date of July 10, 2023.

(5)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 70,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of November 26, 2022, 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of August 7, 2020, 100,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018 and 333,334 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of October 15, 2025.

(6)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 150,000 ordinary shares, 120,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 26, 2022, 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 8, 2020, and 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018.

(7)	Consists of 53,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.96 per share and with an expiration date of August 24, 2024.

(8)	Consists of 33,760,832 ordinary shares purchase by Angels Investments in Hi Tech Ltd. On February 8, 2017 at a price per share of NIS 0.323 that is the closing price of the Company’s share on the TASE on December 29, 2016 in aggregate purchase price of NIS 10,904,749 (US$2,856,142).

B.	Related Party Transactions

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

Payment to Dr. Rob Babecoff

On March 29, 2016, and in connection with an investigation conducted by the Israeli Securities Authority (“ISA”) regarding certain shareholders of the Company, not including among them Dr. Babecoff, alleged use of inside information, Dr. Ron Babecoff, CEO, director and President, was investigated by the ISA under warning. After fully cooperating with the ISA investigators, Dr. Babecoff was released subject to certain restrictions, including an obligation to make a cash deposit as collateral. Dr. Babecoff continues to fulfill all his duties to the Company. The Company is not a party to the investigation.

On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of two hundred thousand NIS (NIS 200,000), to be increased by an additional amount of up to NIS 200,000 as needed, for the benefit of CEO and director Dr. Ron Babecoff, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority (“ISA”), regarding certain shareholders of the Company, not including among them Dr. Babecoff, alleged use of inside information.

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

We have entered into indemnification and exculpation agreements with each of our current office holders and directors exculpating them to the fullest extent permitted by the law and our articles of association and undertaking to indemnify them to the fullest extent permitted by the law and our articles of association, including with respect to liabilities resulting from the initial public offering in the U.S., to the extent such liabilities are not covered by insurance. On March 1, 2015, our general shareholders meeting approved the grant of an indemnification and exculpation agreement under the same terms and conditions for each of our current office holders and directors.

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

On March 2, 2015, we unilaterally cancelled a Consulting Services Agreement. As a result of the cancellation of the Consulting Services Agreement all options previously granted to the consultant, vested or unvested, expired. The cancellation notice also provided that all rights and benefits previously granted to the consultant pursuant to the Consulting Services Agreement are invalid. On September 9, 2015, the consultant brought a suit against us in the Israeli court, claiming that we wrongfully terminated his Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million ($0.38 million). On November 11, 2015, we filed our defense with the court wherein we contended that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

The parties submitted affidavits and legal expert opinions to the court. An additional pre-trial meeting was held on February 13, 2017. The parties await the court’s decision on the appointment of an expert to provide legal opinion on the case, and an additional hearing was scheduled for September 25, 2017. We intend to vigorously defend against this lawsuit. However, litigation is unpredictable, and we cannot make any representations as to what the actual outcome would be due to the many intangibles presented in all litigations. We believe this monetary compensation and the reinstatement of the cancelled options will not pose a material financial burden on us in the event that the Israeli court rules in favor of the consultant.

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

No significant changes have occurred since December 31, 2016, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbols “BVXV” and “BVXVW”, respectively. Prior to that date, there was no public trading market for our securities on NASDAQ. The following tables set forth for the periods indicated the high and low sales prices per ADS and ADS warrants as reported on the NASDAQ Capital Market:

BVXV
Month Ended	High	Low
Annual:
2016	$4.05	$3.25
Quarterly:
Fourth Quarter 2016	$3.935	$3.25
Third Quarter 2016	$3.94	$3.31
Second Quarter 2016 (from May 12, 2016)	$4.01	$3.3
Most Recent Six Months:
March 2017	$6.21	$5.19
February 2017	$6	$4.89
January 2017	$5.25	$3.58
December 31, 2016	$3.85	$3.35
November 30, 2016	$3.90	$3.25
October 30, 2016	$3.94	$3.66

BVXVW
Month Ended	High	Low
Annual:
2016	$0.99	$0.371
Quarterly:
Fourth Quarter 2016	$0.99	$0.371
Third Quarter 2016	$0.699	$0.371
Second Quarter 2016 (from May 12, 2016)	$0.8	$0.40
Most Recent Six Months:
March 2017	$1.45	$0.75
February 2017	$0.96	$0.7
January 2017	$0.89	$0.371
December 31, 2016	$0.39	$0.37
November 30, 2016	$0.47	$0.37
October 30, 2016	$0.60	$0.38

On April 27, 2017, the last reported sale price of our ADS and the ADS warrants on the Nasdaq Capital Market was $6.37 and $1.00, respectively.

Our ordinary shares have been trading on the TASE under the symbol “BNDX” since June 18, 2007 and under the symbol “BVXV” since May 18, 2015. No trading market currently exists for our ordinary shares in the United States. Following the completion of the initial public offering in the U.S., we listed ADSs and ADS warrants on the NASDAQ Capital Market under the symbol “BVXV” and “BVXVW”, respectively.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollars

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share(1)
	High	Low	High	Low
Annual:
2016	0.389	0.323	0.103	0.09
2015	0.769	0.330	0.205	0.088
2014	0.796	0.575	0.212	0.153
2013	1.052	0.597	0.280	0.159
2012	1.712	0.736	0.456	0.196
2011	3.139	1.37	0.835	0.365
2010	4.005	2.026	1.066	0.539
Quarterly:
First Quarter 2017	0.491	0.320	0.131	0.085
Fourth Quarter 2016	0.373	0.323	0.099	0.086
Third Quarter 2016	0.369	0.325	0.098	0.086
Second Quarter 2016	0.389	0.326	0.104	0.087
First Quarter 2016	0.389	0.338	0.104	0.090
Fourth Quarter 2015	0.405	0.351	0.108	0.093
Third Quarter 2015	0.462	0.330	0.123	0.088
Second Quarter 2015	0.728	0.420	0.194	0.112
First Quarter 2015	0.769	0.623	0.205	0.166
Fourth Quarter 2014	0.759	0.595	0.202	0.158
Third Quarter 2014	0.788	0.594	0.210	0.158
Second Quarter 2014	0.79	0.69	0.210	0.184
First Quarter 2014	0.796	0.575	0.212	0.153
Fourth Quarter 2013	0.817	0.601	0.217	0.160
Third Quarter 2013	0.822	0.638	0.219	0.170
Second Quarter 2013	0.751	0.597	0.200	0.159
Most Recent Six Months:
Mar 2017	0.57	0.482	0.156	0.132
Feb 2017	0.543	0.451	0.148	0.120
Jan 2017	0.491	0.320	0.131	0.085
Dec 2016	0.353	0.323	0.094	0.086
Nov 2016	0.367	0.329	0.098	0.088
Oct 2016	0.373	0.362	0.099	0.096
Sep 2016	0.366	0.351	0.097	0.093

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 30, 2016, at the rate of one U.S. dollar per NIS 3.845.

On April 27, 2017, the last reported sale price of our ordinary shares on the TASE was NIS 0.592 per share, or $0.1623 per share (based on the exchange rate reported by the Bank of Israel for such date). On April 27, 2017, the exchange rate of the NIS to the dollar was $1.00=3.643, as reported by the Bank of Israel. As of April 28, 2017, there were two shareholders of record of our ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares.

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

Our authorized share capital consists of 391,000,000 ordinary shares, par value NIS 0.0000001 per share. As of December 31, 2016, there were 135,097,367 ordinary shares issued and outstanding (including those represented by ADSs). As of April 28, 2017, there were 175,715,799 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Other than the license agreement with Yeda, the collaboration with the UNISEC consortium, both referred to elsewhere in this Annual Report, the ATM Agreement and the investment agreement described below, we have not entered into any other material agreements (other than agreements entered into in the ordinary course of business) in the two years immediately preceding the date of this annual report.

Investment Agreement

On January 1, 2017, we entered into an Investment Agreement with Angles Investments in Hi Tech Ltd., or the Investor, a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor, for the issuance of ordinary shares of the Company. Pursuant to the terms of the Agreement, the Investor invested in the Company amount equal to NIS 10,904,749 (approximately US$2.83 million), or the Investment Amount. In consideration for the Investment Amount, the Company issued to the Investor 33,760,832 ordinary shares of the Company, NIS 0.0000001 par value (equivalent to approximately 844,000 ADSs). The Investment Amount represents a price per share that is equal to the closing share price on TASE as of December 29, 2016, which was NIS 0.323 per share. To date, the issued Shares represent 19.99% of the Company’s issued and outstanding capital, and 12.08% of the Company’s issued and outstanding capital on a fully diluted basis.

The issued shares will be restricted for trade on TASE in accordance with Section 15C of the Israeli Securities Law,1968-5,728, as follows: (i) the Investor shall be prohibited from offering the Shares for sale on TASE during a period of six months from the date of issuance; (ii) At the end of the aforementioned six month period and during six calendar quarters, Investor may offer to sell the Shares on TASE in a limited amount, not exceeding the average daily trade volume of the Shares on TASE during an 8 week period prior to the date of such sale offer, and so long as the total amount of the Shares sold during one calendar quarter does not exceed 1% of the issued and outstanding capital of the Company.

The issued shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. Persons (other than distributors) unless registered under the Securities Act or an exemption therefrom is available. The issued shares shall contained a legend indicating that the transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom, and hedging transaction involving the Shares may not be conducted unless in compliance with the Securities Act.

The Investment Amount is expected to be utilized by us for working capital, operating expenses and other general corporate purposes.

In addition, following the closing of this investment transaction, Mr. Isaac Devash was appointed as a director of the Company, commencing on February 14, 2017.

ATM Agreement

On November 4, 2016, we entered into an ATM Agreement with FBR, pursuant to which FBR, may, at our discretion and at such times as it shall determine from time to time, sell our ADSs, or the Placement Shares, through an “at the market offering” program, or the ATM Program, pursuant to Instruction I.B.5. of the Registration Statement on Form F-3.

Any sales of Placement Shares pursuant to the ATM Agreement will be made under the Registration Statement on Form F-3 filed by us and declared effective on December 15, 2016, or the Registration Statement. Under the ATM Agreement, we may sell Placement Shares through FBR by any method permitted that is deemed an “at the market offerings” as defined in Rule 415 under the Securities Act of 1933, as amended, or the Securities Act, including sales made directly on or through the NASDAQ, the existing trading market for our ADSs, sales made to or through a market maker other than on an exchange or otherwise, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices, and/or any other method permitted by law.

We will pay FBR a commission equal to 3.0% of the gross sales price of the Placement Shares sold pursuant to the ATM Agreement and reimburse FBR for its reasonable out-of-pocket expenses, in connection with the offering. We have provided FBR with customary representations and warranties, and indemnification rights. In addition, the Company has agreed to pay Aegis Capital Corp., or Aegis, a fee equal to up to 2.0% of the gross sales price of the Placement Shares sold on our behalf by FBR through and including May 11, 2017, for Aegis’ waiver of its right of first refusal in accordance with the underwriting agreement entered by us and Aegis on May 11, 2015 in connection with our initial public offering.

The ATM Agreement will terminate upon the earliest of: (1) the sale of all of the Placement Shares subject to the ATM Agreement or (2) the termination of the ATM Agreement in accordance with its terms.

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

General corporate tax structure in Israel

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 25% as of 2016. As of January 1, 2017 the corporate tax rate was reduced to 23%. However, during the period between January 1, 2017 until December 31, 2017 the tax rate will be 24%.

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

As of January 1, 2013, an additional income tax at a rate of 2% is imposed on high earners whose annual income or gain (“Income Celling”) exceeds NIS 811,560. As of January 1, 2017 the rate was increased to 3% and the Income Celling was dropped to a sum of NIS 640,000.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2017, an additional tax at a rate of 3% is imposed on high earners whose annual income or gains exceed NIS 640,000.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (23% as of April 2017 for corporations and up to 50% for individuals).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% or 30% if such recipient is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date. If the Shares are held by a nominee company, the nominee company or the financial institution will withhold at the source a tax of 23% whether the recipient is a substantial shareholder or not. Otherwise, the withholding at the source will be 23% or 30% in accordance with the above, unless a lower tax rate is provided in a tax treaty between Israel and the shareholder’s country of residence.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income; provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, and not more than 25% of the gross income of the paying corporation consists of interest or dividends (other than interest derived from the conduct of banking, insurance, or financing business or interest received from subsidiary corporations, 50% or more of the outstanding shares of the voting stock of which is owned by the paying corporation at the time such dividends or interest is received) the Israeli tax withheld may not exceed 12.5%. When a corporation is the recipient of a dividend from a paying corporation of income derived during any period for which the paying corporation is entitled to the reduced tax rate applicable to Benefited Enterprise, the Israeli tax withheld may not exceed 15%, subject to the conditions mentioned above.

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

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at thepublic reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

For a description of the ADS warrants, see Item 12D.

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2016 and 2015:

	2015	2016
	(in thousands of U.S. dollars)
Audit Fees	$60	$60
Audit-Related Fees	55	25
Additional fees	8	13
Total	$123	$98

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

“Additional fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing, tax advice on actual or contemplated transactions and Israel innovation authority advisory.

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

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the NASDAQ Capital Market and other applicable provisions of U.S. securities laws to which we are subject to (as a foreign private issuer) since the closing of the offering in the U.S. and the listing of the ADSs and warrants on the NASDAQ Capital Market. Under the listing rules of the NASDAQ Capital Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the listing rules of the NASDAQ Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

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

Nomination of directors. With the exception of our external directors and directors elected by our board of directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following his or her election. On February 12, 2015, our annual general shareholders meeting approved the staggering and extension of the term of our board members in accordance with the Company’s articles of association and divided the members of our board of directors among the three classes, so that the term of office of only one class of directors will expire in each upcoming annual shareholders meeting. See “Management — Board Practices.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. One or more shareholders of a company holding at least 1% of the voting power of the company may nominate a currently serving external director for an additional three year term. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors or by independent directors constituting a majority of independent directors, as required under the listing rules of the NASDAQ Capital Market.

Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the composition and responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law and our articles of association do not require that the independent members of our board of directors, or a compensation committee composed solely of independent members of our board of directors, determine an executive officer’s compensation, as is generally required under the listing rules of the NASDAQ Capital Market with respect to the Chief Executive Officer and all other executive officers of a company. However, generally, Israeli law and our articles of association do require that our audit and compensation committee each contain two external directors (as defined in the Companies Law. A recent amendment to the Israeli law waives such requirement if there is no controlling shareholder in the company, as define in the Companies Law, and if such company complies with the NASDAQ Capital Market. We intend to apply such waiver, subject to the aforementioned conditions. (See “Management — Board Practices — External Directors.”). In addition, Israeli law requires that additional members of the compensation committee and the external directors be compensated equally. Our compensation committee has been established and conducts itself in accordance with the provisions governing the composition of and the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, compensation of office holders is determined and approved by our compensation committee, and in general, by our board of directors as well, and in certain circumstances by our shareholders, as detailed below under the caption “—Shareholder Approval.” Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation (including the compensation required to be approved for our Chief Executive Officer) requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with listing rules of the NASDAQ Capital Market. See “— Compensation Committee and Compensation Policy” below.

Compensation Committee. Pursuant to the Companies Law, we established a compensation committee as detailed below. Since the consummation of the offering, our board of directors has affirmatively determined that each member of our compensation committee qualifies as “independent” under applicable NASDAQ Capital Market and SEC rules.

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with NASDAQ Capital Market Listing Rule 5635. In particular, under this NASDAQ Capital Market rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Disclosure of personal interests of controlling shareholders and approval of certain transactions,” (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described below under “Disclosure of personal interests of controlling shareholders and approval of certain transactions, (d) approval of transactions with Company’s Chief Executive Officer with respect to his or hers compensation, whether in accordance with the approved compensation policy of the Company or not in accordance with the approved compensation policy of the Company, or transactions with officers of the Company not in accordance with the approved compensation policy, and (e) approval of the compensation policy of the Company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies. See also “Description of Share Capital — Acquisitions under Israeli Law — Merger” below.

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

Other than the foregoing home country practices, we otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on the NASDAQ Capital Market. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ Capital Market corporate governance rules. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the NASDAQ Capital Market applicable to domestic U.S. issuers.

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of BiondVax Pharmaceuticals Ltd. (unofficial English translation from Hebrew original), incorporated by reference to exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

2.2	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2).

4.1	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd, incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.2	Consortium Agreement effective as of October 1, 2013, between Rijksuniversiteit Groningen, Department of Pharmacoepidemiology & Pharmacoeconomics, Academisch Ziekenhuis Groningen, Department of Medical Microbiology, Molecular Virology Section, Academisch Ziekenhuis Groningen, Trial Coordination Center, PepTcell Ltd, United Kingdom, BiondVax Pharmaceuticals Ltd, Nes Ziona, Retroscreen Virology LtD., Medicines and Healthcare products Regulatory Agency, Statens Serum Institut, SSI-Adjuvant, Statens Serum Institut, SSI-DNA Vac, Copenhagen, Országos Epidemiológiai Központ, NASJONALT FOLKEHELSEINSTITUTT, Div. Infectious Disease Control, Robert Koch Institute RKI, Goeteborgs Universitet, Mucosal Immunobiology and Vaccine Centre, and Isconova AB, incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.3	Management Services Agreement dated April 1, 2007, between BiondVax Pharmaceuticals Ltd. and Ron Executive Ltd., together with the amendment thereto dated May 20, 2012, incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.4	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.5	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Form of negotiable Option (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.7	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.8	Summary of the Lease Agreement dated November 1, 2005, together with the addendums thereto dated November 27, 2009, August 18, 2010, July 3, 2011 and January 2012 (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.9	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.10	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.11	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben Or, incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.12	Letter of appointment of Prof. Michel Revel to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 14, 2005, incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.13	Letter of appointment of Prof. Ruth Arnon to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 7, 2005, together with the amendment thereto dated December 29, 2005, incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.14	Summary of 2016 addendum to the Lease Agreement dated November 1, 2005, as amended (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.15	Form of indemnification and exculpation agreement to directors and office holders approved by the general shareholders meeting on March 1, 2015, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

4.16	Investment Agreement between BiondVax Pharmaceuticals Ltd. and Angles Investments in Hi Tech Ltd. dated January 1, 2017, incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.17	At Market Issuance Sales Agreement with FBR Capital Markets & Co., incorporated by reference to exhibit 1.2 to the Registration Statement on Form F-3 filed with the SEC on November 4, 2016.

*12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

*13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

*15.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel, independent registered public accounting firm for the Registrant

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: April 28, 2017	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the "Company") as of December 31, 2015 and 2016 and the related statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016 and the results of its operations, changes in equity and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 28, 2017	A Member of Ernst & Young Global

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				translation
				(Note 2c)
		December 31,		December 31,
		2015	2016	2016
	Note	N I S		U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	5	33,470	15,705	$4,084
Marketable securities	11	2,016	2,017	525
Short-term deposits	6	-	7,602	1,977
Other receivables	7	1,442	815	212

		36,928	26,139	6,798
LONG-TERM ASSETS:
Marketable securities	11	2,048	2,050	533
Property, plant and equipment	8	2,044	1,443	375
Other long term assets	9	287	478	124

		4,379	3,971	1,032

		41,307	30,110	$7,830
CURRENT LIABILITIES:
Trade payables		931	686	$178
Other payables	10	768	689	179

		1,699	1,375	357
LONG-TERM LIABILITIES:
Warrants	11, 14(e)	5,994	3,043	791
Severance pay liability, net	12	69	76	20

		6,063	3,119	811

SHAREHOLDERS' EQUITY :-	14
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of December 31, 2015 and 2016; Issued and Outstanding 135,097,367 shares as of December 31, 2015 and 2016		*)-	*)-	*)-
Share premium		110,679	113,041	29,399
Options		2,536	1,435	373
Other comprehensive income		12	6	2
Accumulated deficit		(79,682)	(88,866)	(23,112)

		33,545	25,616	6,662

		41,307	30,110	$7,830

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2014	2015	2016	2016
	Note	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	16a	5,492	7,906	7,794	$2,027
Marketing, general and administrative	16b	2,650	3,397	4,106	1,068

Total operating expenses		8,142	11,303	11,900	3,095

Operating loss		(8,142)	(11,303)	(11,900)	(3,095)
Financial income	16c	394	1,128	3,019	785
Financial expense	16c	(16)	(24)	(303)	(79)

Net loss		(7,764)	(10,199)	(9,184)	(2,389)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale marketable securities		(4)	(5)	(6)	(2)

Total comprehensive loss		(7,768)	(10,204)	(9,190)	$(2,391)

Basic and diluted loss per share		(0.14)	(0.10)	(0.07)	$(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		54,286,227	105,522,642	135,097,367	135,097,367

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2014	*)-	83,148	2,536	21	(61,719)	23,986

Loss	-	-	-	-	(7,764)	(7,764)
Other comprehensive income	-	-	-	(4)	-	(4)
Total comprehensive income	-	-	-	(4)	(7,764)	(7,768)

Exercise of employee options	*)-	6	-	-	-	6
Share-based compensation	-	363	-	-	-	363

Balance as of December 31, 2014	-	83,517	2,536	17	(69,483)	16,587

Loss	-	-	-	-	(10,199)	(10,199)
Other comprehensive loss	-	-	-	(5)	-	(5)
Total comprehensive loss	-	-	-	(5)	(10,199)	(10,204)

Issue of shares, net	*)-	26,417	-	-	-	26,417
Share-based compensation	-	745	-	-	-	745

Balance as of December 31, 2015	*)-	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(9,184)	(9,184)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(9,184)	(9,190)

Expiration of Options series 3	-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*)-	113,041	1,435	6	(88,866)	25,616
(convenience translation into U.S. dollars (see Note 2c)	*)-	$29,399	373	2	(23,112)	$6,662

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Net loss	(7,764)	(10,199)	(9,184)	$(2,389)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	677	628	621	162
Net financial income	(378)	(1,104)	(2,716)	(706)
Share-based compensation	363	745	1,261	328
Change in employee benefit liabilities, net	7	7	7	2
	669	276	(827)	(214)
Changes in asset and liability items:
Decrease (increase) in other receivables	(592)	(744)	640	166
Increase (decrease) in trade payables	132	415	(238)	(62)
Increase (decrease) in other payables	(69)	10	(79)	(21)

	(529)	(339)	323	83

Cash paid and received during the year for:
Interest paid	(16)	(23)	(27)	(7)
Interest received	68	18	62	16

	52	(5)	35	9

Net cash used in operating activities	(7,572)	(10,267)	(9,653)	$(2,511)

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Cash Flows from Investing Activities:

Increase in short-term deposits	-	-	(7,602)	$(1,977)
Purchase of property and equipment	(30)	(34)	(20)	(5)
Increase in other long term assets	(150)	(9)	(191)	(50)

Net cash used in investing activities	(180)	(43)	(7,813)	(2,032)

Cash Flows from Financing Activities:

Deferred offering costs	(788)	-	-	-
Proceeds from issuance of shares and options	-	27,323	-	-
Proceeds from exercise of options	6	-	-	-
Proceeds from issuance of options to public	-	6,430	-	-

Net cash provided by (used in) financing activities	(782)	33,753	-	-

Exchange differences on balances of cash and cash equivalents	283	415	(299)	(78)

Increase (decrease) in cash and cash equivalents	(8,251)	23,858	(17,765)	(4,621)

Balance of cash and cash equivalents at the beginning of the year	17,863	9,612	33,470	8,705

Balance of cash and cash equivalents at the end of the year	9,612	33,470	15,705	$4,084

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 1:-	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company allocated 1,910,000 American Depositary Shares (“ADS”) and warrants to purchase up to an aggragate of 2,038,000 ADSs. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134 (see Note 14e).
d.	During year ended December 31, 2016, the Company incurred a loss of NIS 9,184 ($2,389) and negative cash flows from operating activities of NIS 9,653 ($ 2,511) and it has an accumulated deficit of NIS 88,866 ($ 23,112) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

To date the Company has not generate revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s financial statements have been prepared on a cost basis, except for: financial instruments which are measured at fair value through profit or loss and investments in available-for-sale financial assets.

The Company has elected to present profit or loss items using the “function of expense” method.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the NIS.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company costs are incurred in NIS. In addition, the Company financing activities are incurred in NIS. The Company’s management believes that the functional currency of the Company is the NIS.

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

The financial statements as of December 31, 2016 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2016 (U.S. $ 1.00 = NIS 3.845). The translation was made solely for convenience purposes.

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

e.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

f.	Property and equipment:

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

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

g.	Research and development expenses, net of participations:

Research and development expenses are recognized in profit or loss when incurred. An intangible asset arising from a development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the Company’s ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the Company’s ability to measure reliably the expenditure attributable to the intangible asset during its development. Since the Company’s research and development projects are often subject to regulatory approval procedures and other uncertainties, the conditions for the capitalization of costs incurred before receipt of approvals are not normally satisfied and, therefore, development expenditures are recognized in profit or loss when incurred.

h.	Government investment grants:

Government grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attendant conditions.

Research and development grants received from the Israeli Innovation Authority (“IIA”) are recognized upon receipt as a liability only if future economic benefits are expected from the project that will result in royalty-bearing sales. A liability for the grant is first measured at fair value using a discount rate that reflects a market interest rate. The difference between the amount of the grant received and the fair value of the liability is accounted for as a government grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method.

Future Royalty payments will be treated as a reduction of the liability. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37").

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

Since the Company's development projects are currently in Phase 2 clinical trials and there is no assurance about the future economic benefits of the project, no liability was recorded to date with respect to the IIA grants, and the funds recorded against a corresponding reduction in research and development expenses.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses. Since they are non-refundable and do not depend on the generation of future sales.

i.	Impairment of non-financial assets:

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

The Company did not recognize any impairment of non-financial assets for any of the periods presented.

j.	Financial instruments:

1.	Financial assets:

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

5.	Impairment of financial assets:

The Company assesses at the end of each reporting period whether there is any objective evidence of impairment of a financial asset or group of financial assets as follows:

Available-for-sale financial assets

For equity instruments classified as available-for-sale financial assets, evidence of impairment includes a significant or prolonged decline in the fair value of the asset below its cost and evaluation of changes in the technological, economic or legal environment or in the market in which the issuer of the instrument operates. The determination of a significant or prolonged impairment depends on the circumstances at each reporting date. In making such a determination, historical volatility in fair value is considered, as well as a decline in fair value of 20% or more, or a decline in fair value whose duration is six months or more. Where there is evidence of impairment, the cumulative loss recorded in other comprehensive income is reclassified to profit or loss. In subsequent periods, any reversal of the impairment loss is recognized in other comprehensive income.

k.	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is expected to require the use of economic resources to settle the obligation and a reliable estimate can be made of it.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Operating leases:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

m.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

n.	Share-based payment transactions:

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

o.	Loss per share:

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

●	Determining the fair value of share based compensation to employees and directors:

The fair value of share based compensation to employees and directors is determined using acceptable option pricing models.

The assumptions used in the models include the expected volatility, expected life, expected dividend and risk-free interest rate.

●	Chief Scientist government grants:

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future economic benefits.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 3:-	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

●	Impairment of available-for-sale financial assets:

The Company assesses at each reporting date whether there is objective evidence that the asset has been impaired and an impairment loss has been incurred. In evaluating impairment, the Company makes judgments as to indicators of objective evidence relating to the extent of the percentage of decline in fair value and of the duration of the period of the decline in fair value.

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

a.	IFRS 9-Financial Instruments:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“IFRS 9”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 mainly focuses on the classification and measurement of financial assets and it applies to all assets in the scope of IAS 39.

IFRS 9 also includes a new model for measurement of impairment of financial assets.

According to IFRS 9, the provisions of IAS 39 will continue to apply to derecognition and to financial liabilities for which the fair value option has not been elected.

IFRS 9 is to be applied for annual periods beginning on January 1, 2018. Early adoption is permitted.

The Company believes that the adoption of IFRS 9 is not expected to have a material impact on the financial statements.

b.	IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Standard”). According to then new Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

According to the new Standard:

●	Lessees are required to recognize an asset and a corresponding liability in the statement of financial position in respect of all leases (except in certain cases) similar to the accounting treatment of finance leases according to the existing IAS 17, “Leases”.

The new Standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted provided that IFRS 15, “Revenue from Contracts with Customers”, is applied concurrently.

For leases existing at the date of transition, the new Standard permits lessees to use either a full retrospective approach, or a modified retrospective approach, with certain transition relief whereby restatement of comparative data is not required.

The Company is evaluating the possible effects of the new Standard. At this stage, the Company is unable to quantify the impact on the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 5:-	CASH AND CASH EQUIVALENTS

Cash and cash equivalents:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2016
	N I S		U.S. dollars

Cash in NIS	2,093	4,001	$1,041
Cash in USD	20	10,645	2,769
Cash in EURO	1,506	1,059	275
Bank deposits (*)	29,851	-	-

	33,470	15,705	$4,084

*)	Bank deposits bore an average interest of 0.33% as of December 31, 2015.

NOTE 6:-	SHORT-TERM DEPOSITS

Short-term deposits bore an interest between 0.24%-0.33% as of December 31, 2016 and will withdraw until June 2017.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 7:-	OTHER RECEIVABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2016
	N I S		U.S. dollars

Grants receivable	1,241	623	$162
Government authorities	162	141	37
Prepaid expenses and other	39	51	13

	1,442	815	$212

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2016:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Total
Cost
Balance as of January 1, 2016	3,410	293	299	2,652	6,654
Additions	1	-	19	-	20

Balance as of December 31, 2016	3,411	293	318	2,652	6,674

Accumulated Depreciation

Balance as of January 1, 2016	2,751	142	270	1,447	4,610
Additions	365	18	17	221	621

Balance as of December 31, 2016	3,116	160	287	1,668	5,231

Depreciated cost as of December 31, 2016	295	133	31	984	1,443

Depreciated cost as of December 31, 2016 (convenience translation into U.S. dollars) (Note 2c)	76	35	8	256	$375

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except per share data

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

Balance as of December 31, 2015:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Total
Cost
Balance as of January 1, 2015	3,410	293	265	2,652	6,620
Additions	-	-	34	-	34

Balance as of December 31, 2015	3,410	293	299	2,652	6,654

Accumulated Depreciation

Balance as of January 1, 2015	2,373	125	260	1,224	3,982
Additions	378	17	10	223	628

Balance as of December 31, 2015	2,751	142	270	1,447	4,610

Depreciated cost as of December 31, 2015	659	151	29	1,205	2,044

Depreciated cost as of December 31, 2015 (convenience translation into U.S. dollars) (Note 2c)	169	39	7	309	$524

NOTE 9:-	OTHER LONG TERM ASSETS

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2016
	N I S		U.S. dollars

Restricted cash	270	461	$120
Leasing deposits	17	17	4

	287	478	$124

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2016
	N I S		U.S. dollars

Employees and payroll accruals	679	657	$171
Accrued expenses	89	32	8

	768	689	$179

NOTE 11:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities measured at fair value:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2016
	N I S		U.S. dollars

Financial assets:
Financial assets at fair value through profit or loss:
Government bonds	2,016	2,017	$525
Available-for-sale financial assets:
Government bonds	2,048	2,050	533

	4,064	4,067	$1,058

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2015	2016	2015
	N I S		U.S. dollars

Financial liabilities

Warrants	5,994	3,043	$791

	5,994	3,043	$791

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 11:-	FINANCIAL INSTRUMENTS (Cont.)

b.	Financial risk factors:

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

Foreign currency risk

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts and deposits is partly managed in dollars and in Euro. As of December 31, 2016, the carrying amounts of USD and EURO were NIS 10,645 and NIS 1,059, respectively.

Credit risk

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considred to be financially sound.

Price risk

The Company has investments in financial instruments that are traded on a securities exchange (governmental debentures for up to three years) and that are classified as available-for-sale financial assets and financial assets at fair value through profit or loss in respect of which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price. As of December 31, 2016, the carrying amount of these investments was NIS 4,067 ($ 1,058) (December 31, 2015 - NIS 4,064).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 11:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Fair value:

Regarding the fair value of marketable securities and liability for warrants (see Note 11 (a) above). The carrying amount of cash and cash equivalents, other receivable, other assets, trade payables and other payable approximates their fair value due to the short-term maturities of such instruments.

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

As of December 31, 2016, all assets and liabilities measured at fair value are classified as Level 1.

During 2016 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

NOTE 12:-	EMPLOYEE BENEFIT LIABILITIES

a.	Post-employment benefits:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

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

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Expenses-defined contribution plan	177	198	204	$53

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

(c)	if the Company contests the validity of one of the patents registered by Yeda.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2016 is approximately $ 5,374 (NIS 20,663), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31,m 2016, the Company had not paid any royalties to the IIA.

c.	In October 2013, the Company signed an agreement for obtaining funding in an amount of € 536 ($ 583) out of a total grant of approximately € 6,000 ($ 6,530) from the European Union which was approved for the UNISEC consortium of which the Company is a member for a period of three years. In October 2013, the Company received an advance of € 206 ($ 224) and in October 2015 received € 247 ($ 269). The Company's expenses in respect of this project in 2013-2016 totaled € 1,028 ($ 1,079) which supported by the less then 75% or € 771 ($ 811). The outstanding amount € 79 ($ 84) was recorded as grants receivables. The grant is non-refundable providing the Company meets the conditions of the consortium and are recorded as a reduction of research and development expenses.

d.	Commitments:

Operating leases:

1.	The Company entered into operating lease agreements on commercial vehicles which end in May 2018. The leases have an average life of three years with no renewal option included in the contract.

Future minimum monthly lease payable under the operating lease contracts as of December 31, 2016 amount to NIS 7 ($ 2).

2.	In January 2012, the Company entered into a lease agreement on its offices for a period of three years starting February 1, 2012. During 2012, the Company leased another area under the same terms. The total monthly payment for this rental is NIS 26 ($ 7). In January 2015, the Company extended the lease agreement for an additional two years under the same terms, starting February 2015.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In January 2017, the Company extended the lease for an additional three years under the same terms starting February 2017. The Company provided a bank guarantee of NIS 266 ($ 68) to secure its lease obligation. Bank deposits in the amount of NIS 270 ($ 69) were pledged to secure the guarantee (see Note 9).

Future minimum lease commitments under non-cancellable operating lease agreements as of December 31, 2016 are as follows (NIS):

2017	26

3.	On March 2, 2015, the Company unilaterally announced a cancellation of a consultant agreement with one of the Company's consultants (see Note 15c). The cancellation notice provided that all options, rights and benefits previously granted to the consultant pursuant to the Consulting Services Agreement are invalid. On September 9, 2015, the consultant brought a suit against the Company in the Israeli magistrate court in Tel Aviv, claiming that the Company wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million (approximately $380,000) and the reinstatement of the previously cancelled options. On November 11, 2015, the Company filed defense with the court wherein contented that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

The parties submitted affidavits and legal expert opinions to the court. An additional pre-trial meeting was held on February 13, 2017. The parties await the court's decision on the appointment of an expert to provide legal opinion on the case, and an additional hearing was scheduled for September 25, 2017.

Based on advice from its external legal counsels, the Company believes that it has substansive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

NOTE 14:-	EQUITY

a.	Rights attached to shares:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

During 2012, 100,000 options (series 3) were exercised into 100,000 shares in consideration of NIS 80.

On November 7, 2016, the Company's options (series 3) expired.

c.	Options (series 4):

In February 2013, the Company issued 5,685,000 ordinary shares and 5,685,000 options (series 4) in consideration of NIS 4,836 ($ 1,239), which were split into the option component in a total of NIS 902 ($ 231) and the share premium component in a total of NIS 3,934 ($ 1,008) based on the fair market value on the TASE following the issuance.

The options are exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.38) per share. On February 28, 2017, the Company's options (series 4) expired.

d.	Options (series 5):

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

e.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company's securities, ADS, and investor's warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of the Company. Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public. The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (9,382 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions for warrants offered to the public. At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 4,860) and an obligation for public warrants at the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants are presented at their fair value in stock exchange at any time. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 530). Issuance expenses amounted to NIS 134.

The Company recorded financial income at the amount NIS 554 and 2,951 in 2015 and 2016, respectively, for revaluation of these warrants.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Research and development	110	588	903	235
Marketing, general and administrative	253	157	358	93

Total share-based compensation	363	745	1,261	328

b.	Share-based payment plan for employees and directors:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SHARE-BASED COMPENSATION (Cont.)

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

On May 28, 2015, the Company's Board of Directors approved an update of the terms and conditions of the Company's CEO, so that the monthly remuneration will be a total of NIS 80. In addition, it was decided to grant unregistered options to the CEO, in the scope of 5% of the Company's issued and paid up capital on a fully diluted basis, as of May 28, 2015, with an exercise price of 130% beyond the average rate of the Company's share price in the 30 days of trading that preceded the Company's Board of Directors' resolution regarding the said grant. Notwithstanding the above, following a discussion with the Company's shareholders, it was agreed that Dr. Babecoff shall be granted options at a rate of 2.5% of the Company's issued and paid up capital on a fully diluted basis. The options are exercisable for ten years and vest over a period of three years from the date of grant. On July 27, 2015, the Shareholders' meeting approved the grant of options as previously mentioned, and on August 4, 2015, the CEO was grant 5,929,503 options.

The fair value of each option is approximately NIS 0.28 and the total value of the options granted was NIS 1,671.

On Februay 2016, the Company granted 350,000 options to 4 external advisors that vest over a period of three years at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options as of the date of grant totaled approximately NIS 84 ($ 22).

On March 10, 2016, the Company granted 100,000 options to an external advisor that fully vested at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options as of the date of grant totaled approximately NIS 22 ($ 6).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SHARE-BASED COMPENSATION (Cont.)

In addition, the Company's Board of Directors approved the granted of 3,780,000 unregistered options to the Company's officers and employees, which may be exercised into 3,780,000 ordinary shares of NIS 0.0000001 par value each, according to the Company's option plan. The options are exercisable for ten years and vest over a period of three years from the date of grant. The exercise price shall be 130% of the average rate of the Company's share price in the 30 days of trading that preceded the Company's Board of Directors' resolution regarding the grant of options. On July 31, 2015, the Company published an employee scheme regarding the aforementioned options.

The fair value of each option is approximately NIS 0.298 and the total value of the options granted was NIS 1,127.

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2014		2015		2016
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	3,448,535	0.56	4,018,535	0.68	11,789,503	0.75
Granted	660,000	0.75	9,709,503	0.75	450,000	0.75
Exercised	(13,000)	0.45	-	-	-	-
Forfeited	(77,000)	0.45	(1,938,535)	0.68	(100,000)	0.75

Outstanding at end of year	4,018,535	0.68	11,789,503	0.75	12,139,503	0.75

Exercisable at end of year	2,845,769	0.67	2,412,000	0.77	5,793,501	0.75

The weighted average remaining contractual life for the share options outstanding as of December 31, 2016 was 7.86 years (as of December 31, 2015 – 8.80 years).

c.	Share-based payment for service providers:

On May 29, 2014, the Company's Board approved, according to a consultant agreement with a third party and in consideration for services in the capital market and finding investors, granting the consultant 1,000,000 options exercisable into 1,000,000 ordinary shares of the Company for a period of 5 years beginning on the date of the agreement. The vesting period of the options is two years, 500,000 of which are exercisable at an exercise price of NIS 1 ($ 0.26) per share and 500,000 options for an exercise price of NIS 2.5 ($ 0.64) per share. On March 2, 2015, the Company unilaterally announced the cancellation of the agreement rightfully, and on March 3, 2015, the Company announced that such options expired (see Note 13(d)(3)).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SHARE-BASED COMPENSATION (Cont.)

d.	The fair value of the Company's share options granted to employees, directors and service providers for the years ended December 31, 2014, 2015 and 2016 was estimated using an acceptable option pricing model using the following assumptions:

	December 31,
	2014	2015	2016

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	50-92	87-88	82
Risk-free interest rate (%)	1.36-3.9	2-2.3	2.1
Expected life of share options (years)	4-10	10	8.8
Share price (NIS)	0.71-0.75	0.746	0.32

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

NOTE 16:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Salaries and related expenses	3,395	3,796	3,808	$990
Share-based payment	110	588	903	235
Patent registration fees	393	617	358	93
Rentals and maintenance of laboratory	674	607	610	159
Materials and subcontractors	1,326	4,633	3,145	818
Depreciation	543	495	573	149

	6,441	10,736	9,397	2,444

Participation by IIA and UNISEC	(949)	(2,830)	(1,603)	(417)

	5,492	7,906	7,794	$2,027

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

b.	Marketing ,General and administrative expenses:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Salaries and related expenses	379	519	587	$153
Share-based payment	253	157	358	93
Professional services	1,421	1,952	2,595	675
Rentals, office expenses and maintenance	238	212	201	52
Depreciation	134	133	48	12
Other	225	424	317	83

	2,650	3,397	4,106	$1,068

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Financial income:
Interest income on deposits	76	11	55	$14
Exchange differences, net	314	553	-	-
Revaluation of warrants	-	554	2,951	768
Revaluation of marketable securities	4	10	13	3

	394	1,128	3,019	785
Financial expenses:
Exchange differences, net	-	-	276	72
Bank commissions and other financial expenses	16	24	27	7

	16	24	303	$79

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

Taxable income of the Company is subject to the Israeli corporate tax at the rate as follows: 2014 and 2015- 26.5%. On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the standard corporate income tax rate from 26.5% to 25%. Therefore, the applicable corporate tax rates on 2016 was 25%. In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which futther reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	Final tax assessments:

The Company received final tax assessments through 2012.

c.	Net operating carryforwards losses for tax purposes and other temporary differences:

as of December 31, 2016, the Company had carryforwards losses and other temporary differences amounting to approximately NIS 70,700 ($ 18,388).

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforwards losses and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2014, 2015 and 2016 as it is still incurring losses on an ongoing basis.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss (0%), relates to the creation of carryforward tax losses and other temporary differences for which deferred tax assets were not recorded.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties consist of nine directors (including the CEO, who is also a shareholder) serving on the Company's board of directors and two key officers.

b.	Transactions with related parties:

1)	In February 2012, the Company's audit committee and Board approved an amendment and extension of the agreement with the Company's CEO, dated April 2007. Pursuant to the amendment, the monthly salary of the Company's CEO will increase by 5% in each of the three years of the extension of the engagement to NIS 52.5 a month starting January 2012. The agreement was extended by an additional period through April 1, 2015. In April 2012, the Company's shareholders approved the agreement at a shareholders’ meeting. On January 18, 2015, the Company's shareholders extended the agreement under the same terms for an additional five years.

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

On May 28, 2015, the Company's Board of Directors approved an update of the terms and conditions in office of the Company's CEO, so that the monthly remuneration will be a total of NIS 80, and to grant options at a rate of 2.5% of the Company's issued and paid up capital on a fully diluted basis (see Note 15b).

2)	In August 2014, the Company signed an employment agreement with the CFO for a period of 5 years, according to which the CFO shall be entitled to a monthly salary of NIS 10, and accordingly updated the management agreement to fees at the amount of NIS 2.5 for a period of five years. In addition, the CFO is entitled to receive a one-time cash payment of NIS 192.5 for the services provided in connection with the preparation and submission of the prospectus in the US, and, in the event that the Company should complete a successful capital raise in the U.S. market, the CFO shall be entitled to receive a one-time payment of NIS 87.5. Furthermore, from the consummation of the offering, the monthly compensation under the services agreement will be increased to NIS 15,000. In addition, pursuant to a separate employment agreement entered into between the Company and the CFO on August 31, 2014, as of such date, the CFO is also employed by the Company in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000.

3)	In August 2012, the Company approved the grant of future remuneration to four directors in the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director's term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

4)	On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company's CEO, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders of the Company (not including among them the Company's CEO) alleged use of inside information.

c.	Balances with related parties:

Payables

Key management personnel:

December 31, 2015	279
December 31, 2016	309
December 31, 2016 (convenience translation to U.S. dollars) (Note 2c)	$80

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2014	1,024	818
2015	1,539	1,032
2016	1,072	1,898
2016 (convenience translation to U.S. dollars) (Note 2c)	$279	$494

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers:

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Key officers employed by the Company:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2014	2015	2016	2016
	N I S			U.S. dollars

Fees	265	209	190	$49
Short-term employee benefits	1,393	1,732	1,740	453
Post-employment benefits	54	64	106	28
Share-based compensation	180	567	934	243

	1,892	2,572	2,970	$773

Number of key officers	10	9	11

NOTE 19:	SUBSEQUENT EVENTS

a.	On February, 2017 the Company issued to a private investor ("the Investor") 33.8 million ordinary shares (equivalent to 844,000 NASDAQ listed ADS) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction the Investor will hold 19.21% of all issued and outstanding share capital of the Company.

b.	In March 28, 2017 the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product ("the Grant"). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

