Form 20-F
period 2017-12-31
BiondVax Pharmaceuticals Ltd.
filed 2018-04-30
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Ilan Gerzi, Adv.
Tammy Zoppo, Esq.
Pearl Cohen Zedek Latzer Baratz

Azrieli Sarona Tower,

121 Menachem Begin Rd., Tel-Aviv, 6701203, Israel

+972 (3) 303-9000

+972 (3) 303-9001

(facsimile)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 40 ordinary share, no par value	Nasdaq Capital Market

Ordinary shares, no par value	Nasdaq Capital Market*

*  Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 261,419,599 ordinary shares no par value each as of December 31, 2017, and as of the date of this report .

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

Yes  ☐    No  ☐

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

BiondVax Pharmaceuticals Ltd.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

i

INTRODUCTION

Certain Definitions:

In this annual report, unless the context otherwise requires:

●	references to “BiondVax,” the “Company,” “us,” “we” and “our” refer to BiondVax Pharmaceuticals Ltd. (the “Registrant”), an Israeli company;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value;

●	references to “ADS” refer to the Registrant’s American Depositary Shares;

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

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

ii

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

The selected consolidated statements of operations data for the years ended December 31, 2017, 2016, and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, have been derived from our audited consolidated financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected consolidated statements of operations data for the years ended December 31, 2014 and 2013, and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, have been derived from our audited consolidated financial statements not included in this Form 20-F.

Our consolidated financial statements included in this annual report were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and reported in NIS. This annual report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purpose of the presentation of financial data for the period ending on December 31, 2017, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.467 NIS to $1 U.S. dollar, the daily representative rate in effect as of December 29, 2017. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	6,723	6,441	10,736	9,397	19,423	5,602
Participation by the IIA and UNISEC	(1,272)	(949)	(2,830)	(1,603)	(646)	(186)
Research and development, net of participations expenses	5,451	5,492	7,906	7,794	18,777	5,416
Marketing, general and administrative expenses	2,190	2,650	3,397	4,106	4,879	1,407
Operating loss	7,641	8,142	11,303	11,900	23,656	6,823
Financial income	(157)	(394)	(1,128)	(3,019)	(18)	(5)
Financial expenses	552	16	24	303	10,913	3,148
Financial income (expenses), net	(395)	(378)	1,104	2,716	(10,895)	(3,143)
Net loss	8,036	7,764	10,199	9,184	34,551	9,966
Loss (gain) from available-for-sale financial assets	(4)	(4)	5	6	6	2
Total comprehensive loss	8,032	7,768	10,204	9,190	34,557	9,968
Basic and Diluted net loss per share (NIS)	0.17	0.14	0.10	0.07	0.17	0.05
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	47,946	54,286	105,523	135,097	201,031	201,031

	December 31,
	2015	2016	2017	2017
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	33,470	15,705	71,382	20,589
Short-term deposits	-	7,602	-	-
Marketable securities – short term	2,016	2,017	-	-
Other receivables	1,442	815	3,923	1,131
Marketable securities – long term	2,048	2,050	-	-
Property, plant and equipment	2,044	1,443	5,510	1,589
Other long term assets	287	478	880	254
Total assets	41,307	30,110	81,695	23,563
Trade payables	931	686	6,223	1,795
Other payables	768	689	660	190
Warrants	5,994	3,043	8,177	2,358
Liability in respect of government grants	-	-	10,300	2,971
Severance pay liability, net	69	76	83	24
Total liabilities	7,762	4,494	25,443	7,338
Total shareholders’ equity	33,545	25,616	56,252	16,225

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.
(2)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017, at the rate of one U.S. dollar per NIS 3.467.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2015, 2016 and 2017, we had net losses of $2,942,000, $2,649,000 and $9,966,000 respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2017, we had an accumulated deficit of approximately $35,598 thousands and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2017, we had approximately $20,589 thousands in cash and cash equivalents, and short-term deposits, a working capital of $19,735 thousands and an accumulated deficit of $35,598 thousands. As of December 31, 2017, we had sufficient cash and cash commitments to fund operations for at least 15 months if we do not raise additional capital. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contracting CMOs, construction of our mid-sized factory in Jerusalem, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. Because the outcome of our planned and anticipated clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. We also expect to incur additional costs for the purpose of conducting our planned and future clinical trials.

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

We have entered into a finance contract with the European Investment Bank, or EIB, for the receipt of a loan of up to 20 million euros, subject to the execution of a security agreement and creation of a first ranking floating charge over all assets of the Company in favor of EIB, and a breach of such finance contract or security agreement may cause EIB to exercise the pledge and materialize certain of our assets.

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to 20 million euros and up to 50% of the Company’s expected cost of developing and marketing our product candidate, M-001. For description of the main provisions of the Finance Contract see “Item 4.B. Business Overview - Research and other Grants.”

The Finance Contract shall be subject to a security agreement, or the Security Agreement, whereby the Company shall create a first ranking floating charge over all of our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited. We intend to request the first tranche of the loan and enter into the Security Agreement. While intellectual property rights are excluded from the floating charge pledge, any breach of the Finance Contract or the Security Agreement may cause the EIB to exercise the floating charge pledge and to materialize certain of our assets at the time of such exercise.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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

We have entered into a clinical trial agreement with NIAID, for a Phase 2 clinical trial in the U.S. using M-001, and in April 2018 the first participant of the trial was enrolled. We currently intend, following the receipt of all required regulatory approvals, to conduct Phase 3 clinical trials in Europe. We intend to conduct a phase 3 clinical trial in the U.S in the future, either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S. We have submitted our phase 3 clinical trial plan to the EMA, and the EMA allowed the Company to proceed with phase 3 clinical trial plan. We expect to conduct a type C meeting with the FDA, regarding the development and review of our product candidate M-001 during 2018, following the receipt of the necessary approvals by the states the clinical trial is planned to be conducted. Although we believe that the previous approved preclinical and clinical trials we performed will serve as an adequate basis for future FDA regulated clinical trials in the U.S., we may not receive FDA approval to conduct Phase 3 clinical trials in the U.S. Failure to receive FDA approval for the conduct of Phase 3 clinical trials in the U.S. will materially reduce our target market and the future profitability of M-001, may have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA may require that we conduct further clinical trials, provide additional data and information, and meet additional standards for receipt of approval. If this were to occur, the time and financial resources required for obtaining FDA approval for Phase 3 clinical trials, and complications and risks associated therewith, would likely substantially increase. Moreover, while receipt of clinical trial approval by the FDA does not ensure the receipt of clinical trial approval in other countries, failure or delay in obtaining clinical trial approval by the FDA may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial approval in the U.S. or in other countries would impair our ability to develop M-001.

If we receive approval to conduct Phase 3 clinical trials in Israel alone, or in other countries except the U.S., we may nevertheless determine to abandon our development efforts with respect to M-001, as the small market size compared to the larger U.S. market, would represent a significantly decreased market opportunity that we may determine does not justify our incurrence of the material expenses related to the development and commercialization of M-001 in small markets outside of the U.S..

We may not obtain the necessary materials for the performance of additional clinical trials in the U.S. or other countries around the world.

Some of our clinical trials involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufactures to provide. Specifically, we were not able to satisfy the FDA’s request for information regarding the H5N1 vaccine (including information as to manufacturing, dosage, formulation, etc.) required for our previously contemplated Phase 2 clinical trial in the U.S., and as a result we elected to convert our IND application submitted in June 2013 into a Drug Master File. it is possible that the EMA, FDA or any other relevant regulatory body will request us to provide other materials that are not in our possession before approving any proposed Phase 3 clinical trials to test the safety and efficacy of M-001 for such indication.

M-001 is subject to extensive regulation and may never obtain regulatory approval.

M-001 must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the FDA or foreign regulatory authorities for all or any of the three indications for which it has undergone or is planned to undergo testing. The FDA and foreign regulatory authorities have full discretion over this approval process. We will need to conduct significant additional research, including testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in preclinical testing and clinical trials. Satisfying FDA and foreign regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or EMA, FDA or foreign regulatory policy, during the process of product development, clinical trials and regulatory reviews. Failure to obtain EMA, FDA or foreign regulatory approval of M-001 in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

M-001 and any product candidate we may develop in the future will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product, and if we fail to comply with such requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market M-001 and/or other product candidates, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of patients after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of EMA, FDA or foreign regulatory approval or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

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

Specifically, we intend to conduct a phase 3 clinical trial in Europe prior to the 2018/19 flu season. If we fail to meet the obligations and planned time table for the performance of the trial, either due to delays caused by factors that are not in our control or that are caused by third parties, we may suffer delays in the commencement of the planned clinical trial. In addition, other factors, such as delays in the construction of the mid-sized factory and the manufacturing of M-001 batches for the clinical trial, may also delay or jeopardize the completion of the planned clinical trial.

We have only conducted Phase 1 and Phase 2 clinical trials. We have never conducted a Phase 3 clinical trial, and may be unable to do so for M-001 or any other future product candidates we may develop.

We have never conducted a Phase 3 clinical trial. We plan to conduct a Phase 3 clinical trial in Europe prior to the 2018/2019 flu season. The EMA has reviewed our Phase 3 clinical trial plan and so far allowed us to continue with the clinical trial plan.

The submission of a successful clinical trial plan, or IND application, and the conduct of later-stage clinical trials, are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2 clinical trial in Europe, as part of the UNISEC consortium. We also have had limited interactions with the FDA and have not discussed our proposed future Phase 3 clinical trial designs or implementation with the FDA, although we do intend a type C meeting to be held during 2018. Consequently, we may be unable to successfully and efficiently execute and complete our planned Phase 2 clinical trials in a way that leads to the approval of Phase 3 clinical trials for M-001. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to commence or complete, or delays in our planned clinical trials, would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we are developing.

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

Positive results in the previous clinical trials of M-001 may not be predictive of similar results in future clinical trials for such product candidate. Also, interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for M-001 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA, EMA, or other applicable regulatory agency, approval for their products.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

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

Our business will expose us to potential liability that results from risks associated with conducting clinical trials. For example, we obtained a EUR 1,000,000, in the aggregate, of clinical trial liability insurance covering the conducted clinical trial of BVX-007 until the end of the trial in October 2016, and for an additional period of five years thereafter. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

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

Failure to complete the construction of the mid-sized factory in Jerusalem may create additional labilities for the Company and may create a delay in the development and production of Phase 3 and commercial batches of M-001

On March 28, 2017 we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budgets to be utilized towards the construction for the production of Phase 3 and commercial batches of M-001. On July 2018 we signed an agreement to lease approximately 1800m2 in the Jerusalem BioPark (JBP), located in the Ein Kerem Hadassah campus, for the purpose of constructing this mid-sized factory. Construction of the facility by a leading engineering company has begun, and we expect the construction of the mid-sized factory to be completed during the third quarter of 2018. We expect to finance part of the cost of construction with our own financial resources.

We may not be able to complete the construction of the mid-sized factory or the production of M-001 by ourselves on time or at all due to delays that are not dependent on us and/or which were not expected by us, such as delays or failure in receiving the requisite regulatory approvals or necessary permits for the facility. Failure to complete the construction of the manufacturing facility by ourselves may create financial loss to us and additional costs incurred as a result of locating alternative manufacturing methods, such as contracting with subcontractors.

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

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006 and the fall of 2012, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008, January 2009, November 2012 and July 2014, there were escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Nes Ziona, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence (such as the recent escalation in July 2014) during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, neighboring countries such as Egypt, Syria and Iraq have experienced political turbulence and an increase in terrorist activity. Additionally, a violent jihadist group named Islamic State of Iraq and the Levant (known as ISIS) is involved in hostilities in Iraq and Syria, has executed terror attached in Europe and around the world and have been growing in influence. Although ISIS’s activities have not directly affected the political and economic conditions in Israel, ISIS’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

None of our directors or officers are residents of the United States. Director George Lowell is a dual U.S. and Israel citizen. Most of our directors’ and officers’ assets and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. Our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S. based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. Since Israeli corporate law underwent extensive revisions approximately 20 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Our research and development efforts have been financed, partially, through grants that we have received from the formerly known as the OCS, or IIA. We therefore must comply with the requirements of the Research Law and related regulations, including, but not limited to, pay royalties to the IIA on income generated from the sale of products and related services associated with such products. As of December 31, 2017, we have received $5.3 million in OCS grants. In August 2017, we were notified that the IIA agreed to fund up to 40% of a NIS 2.4 million budget towards ongoing development of M-001.

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

We are a publicly traded company in the U.S. As a public company in the U.S., we incur additional significant accounting, legal and other expenses that we did not incur before our initial public offering. We also incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

We may be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes in 2018 or in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amount derived due to the temporary investment of funds, including those raised in a public offering. In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered.

Although we were not PFIC in 2016, we believe we may were a PFIC in 2017, and although we have not determined whether we will be a PFIC in 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2018, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

The market price for the ADSs and ADS warrants is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the approvals necessary to commence further clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by analysts;

●	future issuances of ordinary shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

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

Substantial future sales or perceived potential sales of our ordinary shares, ADSs or warrants in the public market could cause the price of our ADSs and warrants to decline.

Substantial sales of our ordinary shares the ADSs or ADS warrants on the NASDAQ may cause the market price of our ADSs and ADS warrants to decline. Sales by us or our security holders of substantial amounts of our ordinary shares, ADSs or ADS warrants, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs or ADS warrants.

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

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends our ordinary shares in the foreseeable future. Moreover, the Israeli Companies Law, as amended, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs and ADS warrants will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

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

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares and ADSs issuable upon the exercise of outstanding warrants and options. Issuances of additional shares and ADSs would reduce your influence over matters on which our shareholders vote.

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

Our History

Our legal commercial name is BiondVax Pharmaceuticals Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the TASE, however, we voluntarily delisted from TASE as of January 22, 2018. In May 2015, we completed an initial public offering of our ADSs and ADS Warrants on the Nasdaq Capital Market.

Our principal executive offices are located at 14 Einstein Street, Ness Ziona, Israel,7414002, and our telephone number is (+972) (8) 930-2529. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for 2017, 2016, and 2015 amounted to approximately $1,300,000, $5,000 and $9,000, respectively. These expenditures were primarily for factory leasehold improvements, computers and Laboratory equipment.

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

According to the Centers for Disease Control and Prevention, or CDC, an agency of the U.S. Department of Health & Human Services (HHS), the estimated adjusted seasonal influenza vaccine effectiveness, or VE, from 2005 to 2017 varied between 10% during the 2004/2005 season to 60% during the 2010/2011 season. In the 2014/15 season, VE was estimated at only 19%. Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common circulating strains during the then upcoming influenza season or that are perceived to have the greatest potential to cause a future pandemic outbreak. While the influenza virus frequently and unpredictably mutates, resulting in novel strains, existing seasonal and pandemic influenza vaccines are strain-specific, and only target those specific strains, and are not expected to protect against novel emerging influenza strains. In addition, the production cycle of most existing influenza vaccines is long (approximately 5 to 6 months), considerably limiting the ability to quickly immunize the population in case of a pandemic outbreak.

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

To date, we have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health and a Phase 2 clinical trial in Europe. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from all our Phase 1/2 and Phase 2 clinical trials indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

In June 2015 we received preliminary results from our Phase 2 clinical trial BVX-006, indicating M-001 was safe, well tolerated and induced humoral immune responses, successfully meeting the primary safety and secondary immunogenicity endpoints. In addition, in November 2016 we received positive preliminary safety results from our BVX-007 clinical trial, with no related severe adverse events and only three moderate adverse events possibly or probably related to the treatment. BVX-007 was initiated in September 2015 in Europe as part of our membership in the UNISEC Consortium following the receipt of a regulatory clearance from the relevant Hungarian Regulatory Authority. The UNISEC Consortium is a consortium of three university partners, five National Health Institutes and other companies and organizations to work on promising recently developed concepts for a universal influenza vaccine. BVX-007 includes the administration of the H5N1 vaccine following the administration of M-001 to our clinical trial participants. We announced final positive results for BVX-007 clinical trial in July 2017.

On November 20, 2017 we announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using our product candidate, M-001, and in April 2018, we announced the enrollment of the first patient in this clinical trial.

We intend, following the receipt of all requisite regulatory approvals, to conduct Phase 3 clinical trial in Europe, and we expect such clinical trial to begin prior to the 2018/2019 flu season. For such purpose, we have submitted our Phase 3 clinical trial plan to the EMA, which reviewed, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001. For such purpose, in March 2018 we have entered into a master service agreement and work order with a CRO to conduct the first pivotal phase 3 clinical trial of M-001. We have also delivered the a payment of 200,000 euros to the CRO.

We intend, following the receipt of all requisite regulatory approvals, to conduct Phase 3 clinical trials in the U.S., either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S. While all of our preclinical and clinical trials to date have been conducted outside the United States, considering the FDA’s review and comments to this IND application, we believe that the FDA will consider the results of our completed preclinical and clinical trials in reviewing any future IND application. We expect to conduct a type C meeting with the FDA, regarding the development and review of our product candidate M-001 during 2018, following the receipt of the necessary approvals by the states the clinical trial is planned to be conducted.

We do not currently have sufficient financial resources to conduct Phase 3 clinical trials of M-001 on our own. Subject to the approval of an IND application for Phase 3 clinical trials, we intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 for some or all of our indications without such collaborations.

In October 2015 we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001, with a CMO based in the USA, for the purpose of upscaling the small-scale cGMP manufacturing process of M-001 for Phase 3.

On March 28, 2017, we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel for a grant of approximately NIS 4 million, representing 20% of NIS 20 million budgets to be utilized towards the construction for the production of Phase 3 and commercial batches of M-001. This grant is subject to certain terms and conditions, including those outlined under the Encouragement of Capital Investment Law 1959, and the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital of the Company; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years following receipt of the grant.

On June 19, 2017, we entered into a Finance Contract with the European Investment Bank, or EIB, for the financing of up to Euro 20 million and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001, and we intend to request the first tranche of the loan during 2018.

In August 2017, we announced that the Israel Innovation Authority (IIA), formerly known as the Office of the Chief Scientist, agreed to fund up to 40% of a NIS 2.4 million (approximately US$ 0.7 million) budget towards ongoing development of M-001. Since 2006 the IIA has granted us approximately US$5.4 million in funding.

We plan to build a mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001. For this purpose, on July 18, 2017, we entered into an agreement to lease approximately 1,845 square meters in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospitals and Hebrew University’s Medical School. We have commenced construction and expect the facility to be ready during the third quarter of 2018. We expect to finance the cost of construction, estimated to be approximately $10 million, with funds received from the Investment Center funds, the EIB Finance Contract and with our own financial resources.

On August 31, 2017, we announced that our board of Directors decided to (1) consolidate trading of the Company’s securities on the NASDAQ Capital Market and delist from the TASE; and (2) identify a new Chairman of the Board with relevant global experience to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. The ordinary shares were delisted from trading on the TASE on January 22, 2018. The Company’s ADSs and ADS warrants remain listed and traded on the NASDAQ Capital Market.

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

The seasonal influenza vaccine market was dominated in 2017 by three large pharmaceutical companies Sanofi Pasteur, Seqirus, and GlaxoSmithKline plc (GSK). According to GlobalData’s “Seasonal Influenza Vaccines – Global Drug Forecast and Market Analysis to 2025” report, dated November 2016, sales of seasonal influenza vaccines in the seven major markets (US, France, Germany, Italy, Spain, UK, and Japan), will rise from $3.1 billion in 2015 to $4.3 billion by 2025. A CNBC report dated October 19 , 2015, quoted estimated seasonal flu vaccine revenue in the U.S. alone at $1.61 billion in 2014, with total distribution of 147.8 million doses. The same CNBC report quotes a vaccine manufacturer’s estimated global market in 2015 at $4 billion.

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

We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 2) for all three indications. We have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and an additional Phase 2 clinical trial in Europe. Our Phase 1/2 and Phase 2 clinical trial results indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and was effective in causing an immune reaction in clinical trial participants administered with M-001.

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period, the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity for Phase 2 clinical trials. Our facility consists of our offices and laboratories, in addition to a warehouse for equipment and chemicals. Our laboratory facilities include an analytical lab, production rooms and a virology laboratory approved by the Ministry of Labor in Israel. Our facility was audited and approved for production according to Good Manufacturing Practice standards, or cGMP, by a European qualified person. We believe that our production facility has the capacity to produce sufficient volumes of M-001 for use in our current and planned Phase 2 clinical trials. We plan, following the receipt of a grant by Israel’s Ministry of Economy and Industry, to build the mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001.

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

The following graph demonstrates our pandemic preparedness plan according to this indication:

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We have completed Phase 2 clinical trial in Europe and plan to conduct a Phase 2 clinical trial in collaboration with the NIAID prior to conducting Phase 3 clinical trials in the Europe, and later in the U.S., to test the efficacy of M-001 on thousands of participants for the following three indications: (i) the Universal Standalone Indication; (ii) the Universal Seasonal Primer for Elderly Indication; and (iii) the Universal Pandemic Primer Indication.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the clinical and compliance benefits, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to perform advanced trials (including Phase 3 clinical trials) and, following applicable regulatory approval, which we provide no assurance we will receive, to globally commercialize M-001 for all three planned indications.

●	Further develop our production line. Our production facility has been Phase 1 and 2 clinical trial audited and approved for production according to cGMP. In October 2015 we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001. We plan, following the receipt of a grant by Israel’s Ministry of Economy and Industry, to complete the construction of the mid-sized factory in Jerusalem, with potential capacity to annually produce up to tens of millions of doses of M-001, during the third quarter of 2018.

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

To date, we have conducted clinical trials in Israel, and received positive results indicating M-001 was safe, well tolerated and induced humoral immune responses, successfully meeting the primary safety and secondary immunogenicity endpoints. we have also successfully completed a clinical trial in Budapest, Hungary, as part of our membership in the UNISEC consortium, and in April 2018 the first patient was enrolled to a Phase 2 clinical trial in the United States conducted by NIAID. We are assisted by professional advisers in examining the possibilities of performing clinical trials in additional countries, taking into consideration the costs of the trials, speed of receiving the approvals, and manner of performing the trials. We consider this information, together with marketing information regarding future products in each country and whether each country regulatory authority consents to relying on prior approvals and research performed in other countries, in choosing clinical trial sites.

We intend, following the receipt of all requisite regulatory approvals, to conduct Phase 3 clinical trial in Europe, and we expect such clinical trial to begin prior to the 2018/2019 flu season. For such purpose, we have submitted our Phase 3 clinical trial plan to the EMA, which reviewed, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001. For such purpose, in March 2018 we have entered into a master service agreement and work order with a CRO to conduct the first pivotal phase 3 clinical trial of M-001. We have also delivered the a payment of Euro 200,000 to the CRO.

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

Results of our Clinical Trials

To date, we have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials conducted in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health. Another Phase 2b clinical trial was concluded in Europe, this trial was approved by the local Hungarian authorities.

These clinical trials were designed for adults between the ages of 18 and 49, 55 to 75 and 50 to 64, and included an aggregate of over 698 participants During all completed clinical trials, M-001 and other vaccines were intramuscularly administered. All completed clinical trials were random, placebo controlled. Phase 1/2 clinical trials were single-blind, and Phase 2 clinical trials were double-blind.

Because our product candidate is a vaccine, we conducted our clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from all our Phase 1/2 and Phase 2 clinical trials indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and that M-001 was effective in inducing an immune reaction in clinical trial participants administered with M-001.

The following table summarizes the structure, design and purpose of our completed Phase 2 clinical trials conducted in Israel and Hungry, subject to the relevant regulatory approvals for each clinical trial:

Clinical trial number	Phase	Trial Design	Trial Purpose	Population	Number of Subjects	Results
BVX-002	1/2	randomized, single-centered, single-blind, placebo-controlled escalating double-dose		Adults (ages 18 to 49)	63
BVX-003	1/2	randomized, single-blind, placebo-controlled escalating double-dose		Elderly (ages 55 to 75)	60
BVX-004	2	randomized, two centered, two stage, double-blind, placebo controlled double-dose	Primary Endpoint: Safety	Adults (ages 18 to 49)	200	M-001 was well tolerated and a humoral and cellular immune reaction was revealed.
BVX-005	2	multicenter, randomized, placebo-controlled	Secondary Endpoint: immunogenicity	Elderly (ages 65+)	120
BVX-006	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	adults between ages of 50 to 64	36
BVX-007	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety and cell mediated immunity	adults between ages of 18 to 60	219	Safety of M-001 confirmed.

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

BVX-007

We completed our BVX-007 Phase 2 clinical trial in September 2016. This Phase 2 clinical trial was conducted in Budapest, Hungry, as part of our membership in the UNISEC Consortium. Prior to commencement, we received the requisite regulatory approvals for the clinical trial from the EMA and the relevant Hungarian Regulatory Authority. BVX-007 was designed to evaluate the safety and immunogenicity of M-001 when used ahead of H5N1, an avian influenza vaccine, and we have contracted with a supplier for the delivery of H5N1 vaccine necessary for the performance of the clinical trial. BVX-007 was conducted in adults between the ages 18 to 60, initially including 222 participants. Following the withdrawal of three patients, the clinical trial was completed with the participation of 219 patients. In November 2016 we received positive preliminary safety results from our BVX-007 clinical trial, with no related severe adverse events and only three moderate adverse events possibly or probably related to the treatment. On July, 2017, we announced positive results for Phase 2b BVX-007 clinical trial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

BVX-008 - Ongoing Phase 2 Clinical Trials

On November 20, 2017 we announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using our product candidate, M-001. The primary endpoint of this clinical trial focuses on cell-mediated immunity to the M-001, in addition, it will assess the ability of M-001 in humans to serve as a primer to the QIV seasonal vaccine by enhancing protective immunity to these influenza strains.

The following table summarizes the structure, design and purpose of our planned Phase 2 clinical trial, to be completed in accordance with the applicable regulation in the relevant location:

Clinical trial number	Phase	Location	Regulatory Authority	Trial Design	Trial Purpose	Population	Number of Subjects
BVX-008	2	United States	FDA	A randomized, double-blind, active-controlled phase 2 trial in collaboration with NIAID	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	Adults between ages 18-49	120

Planned Phase 3 Clinical trials

We plan to conduct a Phase 3 clinical trial in Europe starting prior or at the 2018/2019 flu season. The placebo-controlled pivotal clinical efficacy Phase 3 trial plans to enroll a total of 9,630 participants over two years. Since assessment of clinical efficacy of influenza vaccines largely depends on the attack rates of circulating influenza strains, the study features flexible enrollment to adjust the required number of participants in the second year. The participants will be aged 50 years and older, with at least half over 65 years of age. The EMA’s Committee for Medicinal Products for Human Use (CHMP) reviewed our Phase 3 trial plan, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001.

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

Competition

Currently marketed flu vaccines are strain-specific. There are many vaccine candidates in development that feature either improved production processes and/or broadened coverage against drifted vaccine strains. BiondVax’s M-001 is unique in that it is (1) A single formulation designed to be effective against seasonal and pandemic influenza strains, including Influenza A and Influenza B and (2) Most advanced universal flu candidate (6 completed clinical trials, including four Phase 2, and in preparation to enter a pivotal Phase 3 trial beginning in 2018, and (3) Manufactured in E.coli, resulting in significantly shorter production times and cost efficiency, and finally (4) shelf-life of up to 24 months in refrigerated conditions (testing ongoing), and 6 months at approximately 25°C (room temperature) enabling stockpiling for proactive preparedness.

Currently marketed Influenza Vaccines

Current influenza vaccines are produced and marketed by large fully integrated pharmaceutical companies such as Sanofi Pasteur (FluZone, FluZone High-dose, and FluBlok following the 2017 acquisition of Protein Sciences Corporation), GlaxoSmithKline (Fluarix, FluLaval), Seqirus (Afluria, Fluvirin, Fluad, Flucelvax), AstraZeneca (FluMist), and Abbott (Influvac). Flublok is a recombinant protein strain-based influenza vaccine. All currently marketed influenza vaccines are strain-specific.

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

Imutex Limited, a joint venture between SEEK, a privately held UK-based company, and hVIVO PLC, is developing a vaccine based on six specific peptides to induce cellular immunity. In 2011 SEEK published Phase 2 challenge clinical trial results in 28 people which indicated that its vaccine stimulated the immune system and was found to be safe. In April 2016, it was reported that SEEK and hVIVO invested approximately $20 million to create Imutex, a startup with a “Phase 2a ready” universal flu vaccine candidate. In March 2018, Imutex reported initial results from a Phase2b challenge trial. Vaccitech Limited is planning a Phase 2 trial in 2000 participants in which its MVA encoding NP+M1 which is designed to induce a T-cell response against Influenza A virus strains will be co-administered with a currently recommended seasonal influenza vaccine. In Q1 2018 Vaccitech raised £20m ($27.1m) in Series A financing by investors including GV, Sequoia China, and Oxford Sciences Innovation. AltImmune’s NasoVax is an intransally delivered broad seasonal and pandemic T-cell booster recombinant candidate. Results of a Phase 2 trial were reported in Q1 2018. Inovio is developing synthetic DNA vaccines. In May 2012 Inovio reported that in Phase 1 clinical trial the avian influenza vaccine SynCon caused a protective antibody reaction against six strains of H5N1, and in Q1 2018 reported successful results in a pre-clinical challenge study in ferrets. FluGen is developing REDEE, a vaccine based on a live virus which cannot multiply or cause illness. A Phase 1 trial was initiated in 2016. The U.S. based company has raised $22 million from investors and received $13 million in federal funds. Medicago, majority owned by Mitsubishi Tanabe Pharma, is in Phase 2 trials, manufactures strain-specific vaccines in tobacco, which enables high capacity production compared to current egg-based vaccines. Vivaldi Biosciences reported two completed Phase 1 and one Phase 1/2 clinical trial of their deltaFLU LAIV vaccine. Vivaldi reports deltaFLU has been shown to stimulate coverage against non-vaccine strains. Vaxart reported a Phase 2 trial in 2016 for its oral adenovirus-based influenza vaccine. It has been reported that companies including Sanofi and Johnson & Johnson are also working to improve upon currently marketed influenza vaccines. As well, a number of academic laboratories across the world are in the early stages of research of additional potential influenza vaccines including a “chimeric” vaccine at the Icahn School of Medicine at Mount Sinai, New York.

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

Manufacturing

M-001 is produced using modified, non-pathogenic, bacteria. We produce M-001 in a standard, robust and low cost manufacturing process according to cGMP standard in our facilities. We intend to seek collaboration programs with leading international pharmaceutical companies for the commercializing and marketing of M-001. The cost of producing M-001 for commercial sale will be dependent on the nature of such collaboration. Our experimental manufacturing facility currently possesses the capacity to manufacture up to 1,000 doses per batch using a 20 liter fermenter. We expect our mid-sized factory in Jerusalem to be ready during the third quarter of 2018, with potential capacity to annually produce up to tens of millions of doses of M-001.

In October 2015, we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001, with a CMO based in Oklahoma, USA. Under the terms of the Agreement, the CMO will scale up and optimize the small-scale cGMP manufacturing process of M-001. The technology transfer and up scaling is on-going, with the initial clinical batches expected to be manufactured in 2018, along with the Phase 3 clinical trial preparations. The mid-sized factory will manufacture the vaccine in accordance with the up-scaling process performed by the CMO pursuant to the Development and Manufacturing Agreement.

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

To date, our facility allowed us to produce the necessary quantity of M-001 for our clinical trials that we completed, as well as for the ongoing BVX-008 clinical trial. We expect that our mid-sized factory in Jerusalem will provide the necessary quantity of M-001 for our planned phase 3 trials.

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

Our research and development efforts have been financed, partially, through grants that we have received from the OCS. We therefore must comply with the requirements of the Research Law and related regulations. As of December 31, 2017, we have received a total of $5.4 million in OCS grants.  In February 2016 the IIA agreed to fund up to 40% of a NIS 3.6 million (US$1 million) project towards ongoing development of the Company’s M-001, and in August 2017, the IIA agreed to fund up to 40% of a NIS 2.4 million (US$0.7 million) budget towards ongoing development on M-001.

We did not receive additional OCS grants from December 31, 2017 through the date of this annual report.

Finance Contract – European Investment Bank

We entered into a finance contract, of the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to Euro 20 million and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. The finance contract is subject to the Horizon 2020 framework programme of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Programme), which provides that the financing shall be used rationally and in the interest of the European Bank.

The EIB financing will be available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows: (i) the first tranche shall be available during the 12 months following the date of the finance contract, in an amount of Euro 4-6 million; (ii) the second tranche shall be available during the 24 months following the date of the Finance Contract, in an amount of Euro 4-6 million, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials; (iii) the third tranche shall be available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche shall be equal to up to Euro 20 million, and shall be paid subject to receipt of authorization to launch the phase 3 clinical trials.

The EIB financing shall be provided interest free and shall be repayable, per each tranche, in a single instalment five years following the date of payment for each tranche. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management change or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of: (i) the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and (ii) the Prepayment Amount. The finance contract also stipulates that in the event EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration to the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues as reported in the Company’s annual financial statements, for a period of ten years, or for a period longer than ten years and subject to EIB realizing cash-on-cash Multiple of 2.8.

The Finance Contract includes certain representations and warranties provided by the Company. The Company shall pay all taxes, duties, fees and other impositions applied in connection with this Finance Contract. The Finance Contract shall be governed by the laws of England and Wales and the courts of England shall have exclusive jurisdiction to settle any dispute.

The Finance Contract shall be subject to a security agreement, or the Security Agreement, whereby the Company shall create a first ranking floating charge over all assets of the Company in favor of EIB, which will exclude assets and/or intellectual property rights subject to the license agreement between the Company and YEDA Research and Development Company Limited. We intend to request the first tranche of the loan and enter into the Security Agreement.

Grant from the European Union - UNISEC

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

In June 2015, the FDA has accepted our IND application for a phase 2 clinical trial in the U.S., and we were informed by our regulatory advisors that the “study may proceed”. We have submitted this IND in order to comply with the requirements of BARDA, for a grant application we had previously submitted to BARDA, which unfortunately has been recently annulled by BARDA all together to all potential grant candidates, including our company. We have entered into a clinical trial agreement to participate in a Phase 2 clinical trial to be held in the U.S. by the National Institute of Allergy and Infectious Diseases, or NIAID, and in April 2018 the first participant in this clinical trial was enrolled. The purpose of the planned clinical trial is to assess the ability of M-001 in humans to serve as a pandemic primer to the H7N9 avian pandemic vaccine.

We expect to conduct a type C meeting with the FDA, regarding the development and review of our product candidate M-001 during 2018, following the receipt of the necessary approvals by the states the clinical trial is planned to be conducted. In the future, we intend to seek all necessary FDA regulatory approvals for initiating Phase 3 clinical trials in the U.S., either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S.

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

Europe/Rest of World

We plan to conduct a Phase 3 clinical trial in Europe starting prior to the 2018/2019 flu season. The placebo-controlled pivotal clinical efficacy Phase 3 trial plans to enroll a total of 9,630 participants over two years. Since assessment of clinical efficacy of influenza vaccines largely depends on the attack rates of circulating influenza strains, the study features flexible enrollment to adjust the required number of participants in the second year. The participants will be aged 50 years and older, with at least half over 65 years of age. The EMA’s Committee for Medicinal Products for Human Use (CHMP) reviewed our Phase 3 trial plan, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001.

Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. For example, in the European Union, a clinical trial application, or CTA, must be submitted to each member state’s national health authority and an independent ethics committee. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time frame may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration. We are have completed the BVX-007 clinical trial in Budapest, Hungry, following the receipt of the regulatory approval of the EMA, and the relevant Hungarian Regulatory Authority.

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

Patents

As of December 31, 2017, we exclusively licensed two families of patents and own three additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia, Japan and other countries. Patents for “Multimeric Multi-Epitope Polypeptide Influenza Vaccines” were granted in Canada and India on October 17, 2017 and December 20, 2017 respectively. A patent for “Multimeric Multiepitope Polypeptides As Enhancers For Seasonal And Pandemic Influenza Vaccines” was granted in Australia on June 15, 2017. There are also pending patent applications relating to these patent families and to an additional patent family in various jurisdictions, including  Brazil, all of which are active applications that have yet to be approved. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use. Our patents and patent applications are expected to expire in Europe between 2019 and 2035 and in United States between 2020 and 2035.

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

**      Due to patent term adjustment of 47 days

Title: MULTIMERIC MULTIEPITOPE INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

Priority: US Prov. 60/953498 filed 02-Aug-2007

PCT WO2009/016639 filed: 03-Aug-2008

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2008281384	03-Aug-2008	2008281384	03-Aug-2028	granted
Brazil	PI 0815008-7	03-Aug-2008	PI0815008-7	03-Aug-2028	filed
Canada	2695399	03-Aug-2008	2965399	03-Aug-2028	granted
China	200880101581.0	03-Aug-2008	ZL200880101581.017	03-Aug-2028	granted
EURASIA (RUSSIA)	201070219	03-Aug-2008	017887	03-Aug-2028	granted
Europe	08789738.5	03-Aug-2008	2173376	03-Aug-2028	granted
Austria Belgium Croatia Czech Republic Denmark Finland France Germany Hungary Ireland Italy Luxembourg Netherlands Poland Portugal Romania Spain Sweden Switzerland Turkey UK
Hong Kong	10109239.0	03-Aug-2008	1142809	03-Aug-2028	granted
India	670/DELNP/2010	03-Aug-2008	290866	03-Aug-2028	granted
Israel	203508	03-Aug-2008	203508	03-Aug-2028	granted
Japan	2010-518815	03-Aug-2008	5654345	03-Aug-2028	granted
Korea	10-2010-7003351	03-Aug-2008		03-Aug-2028	granted
Mexico	MX/A/2010/001284	03-Aug-2008	302245	03-Aug-2028	granted
USA	12/671617	03-Aug-2008	8747861	18-Aug-2031***	granted
USA	14/263359	03-Aug-2008	US2014/02886982	03-Aug-2028	granted

***    Due to patent term adjustment of 1110 days

Title: MULTIMERIC MULTIEPITOPE POLYPEPTIDES AS ENHANCERS FOR SEASONAL AND

PANDEMIC INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2012/114323 filed: 22-Feb-2011

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2011360572	22-Feb-2011	2011360572	22-Feb-2031	granted
Canada	2828068	22-Feb-2011		22-Feb-2031	examination
USA	14/000815	22-Feb-2011	9303070	22-Feb-2031	granted

Title: VACCINE COMPOSITIONS OF MULTIMERIC-MULTIEPITOPE INFLUENZA POLYPEPTIDES AND THEIR PRODUCTION

Assignee: BiondVax Pharmaceuticals Ltd.

Country	Application No.	Filing Date	Publication No.	Expiration Date	Status

Australia	2015242154	01-Apr-2015		01-Apr-2035	filed
Canada	2944768	01-Apr-2015		01-Apr-2035	filed
China	201580017121X	01-Apr-2015	CN106163553	01-Apr-2035	filed
Europe	15773045.8	01-Apr-2015	3125931	01-Apr-2035	filed
Hong Kong	17101579.8	01-Apr-2015	1227739	01-Apr-2035	filed
India	201627032852	01-Apr-2015		01-Apr-2035	filed
Israel	248055	01-Apr-2015		01-Apr-2035	filed
Japan	2016-559415	01-Apr-2015		01-Apr-2035	filed
USA	15/300529	01-Apr-2015	20170173142	01-Apr-2035	examination

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

For the year ended December 31, 2017, our office and laboratory leasing costs amounted to NIS 375,000.

on July 18, 2017, we signed a lease agreement for approximately 1,845 square meters in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University's Medical School, with the intention of establishing a mid-size commercial facility to manufacture M-001.

Our fixed assets are comprised of Factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 5.5 million ($1.59 million) for the period ended on December 31, 2017 and at NIS 1.4 million ($0.4 million) for the period ended on December 31, 2016.

For a description of our current laboratory see Item 4B.”Business Overview – Manufacturing”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2017 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

According to the Centers for Disease Control and Prevention, or CDC, an agency of the U.S. Department of Health & Human Services (HHS), the estimated adjusted seasonal influenza vaccine effectiveness, or VE, from 2005 to 2017 varied between 10% during the 2004/2005 season to 60% during the 2010/2011 season. In the 2014/15 season, VE was estimated at only 19%. Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common circulating strains during the then upcoming influenza season or that are perceived to have the greatest potential to cause a future pandemic outbreak. While the influenza virus frequently and unpredictably mutates, resulting in novel strains, existing seasonal and pandemic influenza vaccines are strain-specific, and only target those specific strains, and are not expected to protect against novel emerging influenza strains. In addition, the production cycle of most existing influenza vaccines is long (approximately 5 to 6 months), considerably limiting the ability to quickly immunize the population in case of a pandemic outbreak.

We intend to seek regulatory approvals to market M-001 for all three indications, the Universal Standalone Indication, the Universal Seasonal Primer for Elderly Indication and the Universal Pandemic Primer Indication.

Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2015, 2016 and 2017, we had net losses of $2,941,000, $2,649,000 and $9,966,000, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2017, we had an accumulated deficit of approximately $35,598 thousands and we expect to experience negative cash flow for the foreseeable future.

During 2017 we have raised approximately $17.8 million as a result of public and private offerings.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, and, to date, have not to generated revenues.

To date, we have funded our operations primarily through the sale of equity securities (both in private placements, in public offerings on the TASE and the NASDAQ Capital Market) and funding received from the IIA formerly known as the OCS. From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 20.1 million (approximately $5.8 million) in various private placements. We received approximately NIS 10.12 million (approximately $2.9 million) in net proceeds from our initial public offering in Israel and have raised an additional NIS 49.6 million (approximately $14.3 million) from various public offerings since June 2007 in Israel. We received gross proceeds of approximately $10.12 million from our initial public offering in the U.S. in May 2015, and approximately $8.54 in net proceeds. Our expenses for the initial public offering in the U.S. amounted to $1.49 million, in addition to the grant of options to our underwriter valued at $90,000, for no consideration. We have received gross proceeds of approximately $2.8 million from a private placement transaction with Angels in January 2017, and $3.2 million from ADS issuance under our ATM program, which was terminated as of September 13, 2017. We have also raised approximately $10.4 million in gross proceeds in a public underwritten offering completed in September 2017. As of December 31, 2017, we had approximately NIS 71.4 million (approximately $20.6 million), of cash and cash equivalents and short-term deposits. We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds during 2018, to further develop our research and development programs and our product candidate. As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the year ended December 31, 2017, our net loss was approximately NIS 34.5 million (approximately $9.9 million), respectively.

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

Since 2006 and through December 31, 2017, we have received $5.4 million in OCS grants.

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

Research and development grants received from the OCS, today known as the IIA, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the loan is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

Since our development projects are currently in Phase 2 clinical trials, the management estimate that future economic benefits of the project are possible, therefor liability with respect to the OCS was recorded to date in the sum of NIS 10.3 million ( approximately $2.9 million)

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 24% as of 2017.

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

Comparison of Period to Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2017 as compared to the years ended December 31, 2016 and 2015, 2014 and 2013:

	Year ended December 31,
	2013	2014	2015	2016	2017	2017
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	6,723	6,441	10,736	9,397	19,423	5,602
Participation by the IIA and UNISEC	(1,272)	(949)	(2,830)	(1,603)	(646)	(186)
Research and development, net of participations expenses	5,451	5,492	7,906	7,794	18,777	5,416
Marketing, general and administrative expenses	2,190	2,650	3,397	4,106	4,879	1,407
Operating loss	7,641	8,142	11,303	11,900	23,656	6,823
Financial income	(157)	(394)	(1,128)	(3,019)	(18)	(5)
Financial expenses	552	16	24	303	10,913	3,148
Financial income (expenses), net	(395)	(378)	1,104	2,716	(10,895)	(3,143)
Net loss	8,036	7,764	10,199	9,184	34,551	9,966
Loss (gain) from available-for-sale financial assets	(4)	(4)	5	6	6	2
Total comprehensive loss	8,032	7,768	10,204	9,190	34,557	9,968
Basic and Diluted net loss per share (NIS)	0.17	0.14	0.10	0.07	0.17	0.05
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	47,946	54,286	105,523	135,097	201,031	201,031

	December 31,
	2015	2016	2017	2017
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	33,470	15,705	71,382	20,589
Short-term deposits	-	7,602	-	-
Marketable securities – short term	2,016	2,017	-	-
Other receivables	1,442	815	3,923	1,131
Marketable securities – long term	2,048	2,050	-	-
Property, plant and equipment	2,044	1,443	5,510	1,589
Other long term assets	287	478	880	254
Total assets	41,307	30,110	81,695	23,563
Trade payables	931	686	6,223	1,795
Other payables	768	689	660	190
Warrants	5,994	3,043	8,177	2,358
Liability in respect of government grants	-	-	10,300	2,971
Severance pay liability, net	69	76	83	24
Total liabilities	7,762	4,494	25,443	7,338
Total shareholders’ equity	33,545	25,616	56,252	16,225

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017, at the rate of one U.S. dollar per NIS 3.467.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2017 amounted to NIS 19.4 million (approximately $5.6 million) compared NIS 9.4 (approximately $2.7 million) for the year ended December 31, 2016. The increase in 2017 compared to 2016 was primarily a result of an increase in a liability with respect to government grants of NIS 10.3 (approximately $2.9 million) that recorded as an expenses due to revenues forecast, Less the participation from the OCS grants the research and development expenses, net amounted to NIS 18.7 million ($5.4 million) for the year ended December 31, 2017, compared to NIS NIS 7.8 million ($2.2 million)) for the year ended December 31, 2016.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2017 amounted to NIS 4.8 million (approximately $1.4 million) compared to NIS 4.1 million (approximately 1.2 million) for the year ended December 31, 2016. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Ne

Our financial expenses, net for the year ended December 31, 2017 amounted to NIS 10.9 million ($3.1 million) primarily from exchange differences on cash and cash equivalent and revaluation of the options. Our financial income, net for the year ended December 31, 2016 amounted to NIS 2.7 million ($0.8 million)

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2017 was NIS 34.5 million ($9.9 million), compared to our net loss for the year ended December 31, 2016 of NIS 9.1 million ($2.6 million). The increase in 2017 compared to 2016 primarily resulted from our research and development expenses and marketing, general and administrative expenses as described above.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Research and Development Expenses

Our research and development expenses for the year ended December 31, 2016 amounted to NIS 9.4 million (approximately $2.7 million) compared to NIS 10.7 million ($3.1 million) for the year ended December 31, 2015. The decrease in 2016 compared to 2015 was primarily a result of a decrease in subcontractor expenses, which were lower in 2016 as a result of our preparation for the cGMP audit of our production facility by the European qualified person during 2015, Less the participation from the OCS grants the research and development expenses, net amounted to NIS 7.8 million ($2.2 million) for the year ended December 31, 2016, compared to NIS 7.9 million 2.3 million) for the year ended December 31, 2015.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2016 amounted to NIS 4.1 million (approximately 1.2 million) compared to NIS 3.4 million ($1 million) for the year ended December 31, 2015. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Ne

Our financial income, net for the year ended December 31, 2016 amounted to NIS 2.7 million ($0.8 million) primarily from exchange differences on cash and cash equivalent and revaluation of the options. Our financial expenses, net for the year ended December 31, 2015 amounted to NIS 1.1 million ($0.3 million).

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2016 was NIS 9.1 million ($2.6 million), compared to our net loss for the year ended December 31, 2015 of NIS 10.2 million ($2.9 million). The increase in 2016 compared to 2015 primarily resulted from our research and development expenses and marketing, general and administrative expenses as described above.

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

	Three Months Ended
	Mar-31	Jun-30	Sept. 30	Dec. 31	Mar-31	Jun-30	Sept. 30	Dec. 31
	2016				2017
Research and development, net of participations (in thousand NIS)	2,063	1,478	2,421	1,832	1,874	2,022	1,174	13,707
Research and development, net of participations (in thousand US dollars)(1)	595	426	698	528	541	583	339	3,953
marketing, general and administrative (in thousand NIS)(1)	771	999	1,049	1,287	1,094	569	2,036	1,180
marketing, general and administrative (in thousand US dollars)	222	288	303	371	316	164	587	340
Operating loss (in thousand NIS)	2,834	2,477	3,470	3,119	2,968	2,591	3,210	14,887
Operating loss (in thousand US dollars) (1)	817	714	1,001	900	856	747	926	4,293
Financial expenses (income), net (in thousand NIS)	(1,058)	138	(1,114)	(682)	8,864	9,081	(4,513)	(2,537)
Financial expenses (income), net (in thousand US dollars) (1)	(305)	40	(321)	(197)	2,557	2,619	(1,303)	(730)
Net loss (in thousand NIS)	1,776	2,615	2,356	2,437	11,832	11,672	(1,303)	12,350
Net loss (in thousand US dollars) (1)	512	754	680	703	3,413	3,367	(376)	3,562

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017, at the rate of one U.S. dollar per NIS 3.467.

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S. and grants from the OCS, today known as the IIA, grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium.

As of December 31, 2017, we had cash and cash equivalents and short-term deposits of NIS 71.3 million ($20.5 million) as compared to NIS 25.3 million as of December 31, 2016 ($7.3 million). This increase is attributable to the issuance of ordinary shares and options in the net total of NIS 61.8 million ($17.8 million) during the year ended December 31, 2017 .

Net cash used in operating activities was NIS 10.05 million ($2.9 million) for the year ended December 31, 2017, compared with net cash used in operating activities of NIS 9.6 million ($2.8 million) for the year ended December 31, 2016.

Net cash provided by invest activities for the year ended December 31, 2017, was NIS 6.7 million ($1.9 million) compared with net cash used to investing activities of NIS 7.8 million ($2.25 million) for the year ended December 31, 2016, and primarily reflects purchase of fixed assets, proceeds from sale of marketable securities and change in short term deposits.

Net cash provided by financing activities for the year ended December 31, 2017 was NIS 61.8 million ($17.8 million) compared to non for the year ended December 31, 2016, derived from issuance of shares and options to the public and private placements.

At December 31, 2017, our accumulated deficit amounted to $35.6 million. We had working capital of $19.7 million as of December 31, 2017. In the future, we may raise additional capital from external sources in order to continue the longer term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

Assuming exercise of all ADS warrants held by investors for cash, we will receive gross proceeds of $11.02 million. Assuming the exercise of all of the representative’s warrants for cash, we will receive gross proceeds of $0.4 million.

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

Application of Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2017.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2017 included the following (in thousands):

	Total	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating Lease Obligations in NIS	902	902	-	-
Operating Lease Obligations in $	260	260	-	-

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of seven members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth the name, age and position of each of our directors and executive officers. The business address for each of our executive officers and directors is c/o BiondVax Pharmaceuticals Ltd., 14 Einstein Street, Nes Ziona, Israel 7414002.

Name	Age	Position
Avner Rotman	74	Chairman of the Board of Directors
Ron Babecoff	55	Chief Executive Officer and Director
Tamar Ben Yedidia	54	Chief Scientist
Uri Ben Or	48	Chief Financial Officer
Michal Marom Brikman(1)	48	Director
George H. Lowell	72	Director
Morris Laster(1)	53	Director
Ruth Ben Yakar(1)	48	Director
Isaac Devash	55	Director

(1)      Member of the Audit Committee and of the Compensation Committee.

On January 1, 2017, the Board of Directors agreed to appoint Mr. Isaac Devash as a director of the Company, to begin his service in the Company commencing on January 11, 2017. Mr. Devash shall replace the vacancy resulting from the end of term of Professor Liora Katzenstein, who served as an external director as defined under the Companies Law. In June 2017, Ms. Irit Ben Ami ended her third term as an external director.  We have elected to make advantage of an exception under the Companies Law, requiring us to elect at least two members who qualify as external directors, one of which has accounting and financial expertise, subject to the certain conditions detailed elsewhere in this annual report.

On November 27, 2017, our board of directors appointed Dr. Morris C. Laster, M.D. as a director of the board. On August 31, 2018, we announced that as part of our efforts on the international scene relating our business development, it was decided by the board to identify a new chairman of the board with relevant global experience to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. On February 22, 2018, the board of directors approved the extension of Professor Avner Rotman’s term as chairman of the board or an interim period until the earlier of: (1) the election of a new chairman by the board; (2) a period of one (1) year from today.

On January 16, 2018, Mr. Ori Mor, who has served as a board member since September 2016, has informed the Company of his resignation from the board of directors, for personal reasons, effective immediately.

On March 28, 2018, our annual shareholders meeting approved the reelection of Mr. Isaac Devash and Dr. Morris Laster for additional three years and until the third annual shareholders meeting following such election. Following the annual shareholders meeting, Mr. Jack Rosen ended his term as a director of the Company.

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

Directors

Professor Avner Rotman has been Chairman of our board of directors since 2005. Prof. Rotman founded in 2000, and has served since then and continues to serve as the Chief Executive Officer and Chairman of the Board of Directors of Rodar Technologies Ltd. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies. On August 31, 2017, Following the European Investment Bank (EIB)’s significant €20 million funding agreement, and as we progress towards Phase 3 clinical trials and construction of its commercial mid-size manufacturing facility, our board of directors decided that we will focus its efforts on the international scene. In that regard, it was decided, inter alia, to identify a new chairman of the board of directors with relevant global experience to guide us through the anticipated upcoming international Phase 3 trials and global commercialization.

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

Dr. Morris C. Laster has served as a member of our board of directors since November 2017. Dr. Laster possesses over 25 years of experience in the Biomed industry, with expertise in identification, evaluation, finance and management of biomedical innovations in both public and private companies. Dr. Laster is a Venture Partner at OurCrowd a world leading crowd funding platform and is the CEO of Clil Medical Ltd., a biomedical consultancy company. He is also the CEO of Vital Spark Inc., a new company developing novel dual action cannabinoids licensed from the NIH. Previously, he served as the founding CEO and director of BioLineRx Ltd. (NASDAQ/TASE: BLRX) from 2003 and until 2010. Dr. Laster is also one of the founders of Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV; TASE: KTOV), and has served as a director in Kitov from 2010 and until 2014. Dr. Laster holds an M.D. degree from SUNY Health Science Center At Brooklyn (SUNY HSCB) and B.S. in Biology, Magna Cum Laude, from State University of New York at Albany.

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

In September 2016 Professor Shai Ashkenazi was appointed to serve as a member of our Scientific Advisory Board. Professor Ashkenazi will receive a compensation for his services under similar terms and conditions to those granted to previous members appointed to serve in the Advisory Board in the past, as follows: as compensation for his services, Professor Ashkenazi will be paid US$ 1,000 per day (or part thereof) on which he provides consultation services to the Company. Professor Ashkenazi will be reimbursed for all out-of-pocket expenses. In addition, Professor Ashkenazi will receive unregistered options exercisable for up to 54,000 ordinary shares, no par value each, representing 1,350 ADSs, under the Company’s option plan, intended to be approved at the upcoming annual general shareholders meeting, at a per share exercise price of $0.12. The Options are scheduled to vest in four equal installments, 13,500 shares, commencing on the first anniversary date of the appointment and on each anniversary thereafter until all Options are vested at the fourth anniversary.

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

Compensation of Directors and Executive Officers

Compensation to Directors

During 2017, we paid our members of our audit and compensation committee, Dr. Ruth Ben Yakar and Ms. Michal Marom Brikman , an annual fee of NIS 76,022 ($21,927) for meetings participation and annual fee.

Professor Avner Rotman has been the chairman of our board of directors since 2005. In May 2010 our general shareholders meeting approved a gross monthly payment of NIS 6,000 plus VAT ($1,730 plus VAT) to Professor Rotman as compensation for his service as the chairman of the board, to be paid by us to Rodar Technologies Ltd., a private company controlled by Prof. Rotman. On February 12, 2015, our shareholders approved the extension of Prof. Rotman’s term and compensation for an additional period of two years. Our board of director did not yet approve new compensation terms to Prof. Rotman following the end of the compensation period.

In addition, in August 2012 our general shareholders meeting approved the grant of the following conditioned bonuses to all our directors serving at the time of such approval, except the external directors, during the term of their service: in the event that we duly enter into one or more material agreement, defined as an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10,000,000 with any third party during their term, such directors shall each be entitled to receive a one-time bonus per material agreement equal to 0.5% of the proceeds received by us as a result of the material agreement. According to our compensation policy as amended and approved by our shareholders on March 1, 2015, this bonus shall be limited to an aggregate amount of NIS 50 million ($14.4 million).

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2017. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (thousand NIS)	Salaries, fees, commissions and bonuses (thousand USD)(1)	Pension, retirement, options and other similar benefits (thousand NIS)	Pension, retirement, options and other similar benefits (thousand USD)
All directors and senior management as a group, consisting of 7 persons (2)	2,036	587	637	186

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017, at the rate of one U.S. dollar per NIS 3.467.

(2)	Includes compensation paid to Irit Ben Ami who served as an external Director until June 2017 in accordance with the Companies Law and Regulations promulgated hereof.

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2017.

In accordance with the Companies Law, the following table presents information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2017.

Name and Position	Salary (thousand NIS)	Social benefits(1) (thousand NIS)	Bonuses (thousand NIS)	Value of Options Granted(2) (thousand NIS)	All Other Compensation(3) (thousand NIS)	Total (thousand NIS)	Total in thousand US dollar(4)
Dr. Ron Babecoff, CEO and director	960	-	-	357	47	1,364	393
Dr. Tamar Ben Yedidia, Chief Scientific Officer	367	111	-	27	47	552	159
Mr. Uri Ben Or, Chief Financial Officer	500	34	-	27	-	561	162
Michal Marom Brikman
Professor Avner Rotman, Chairman of the Board	72	-	-	-	-	72	21

(1)	“Social Benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Consists of amounts recognized as share-based compensation expense on the Company’s statement of comprehensive loss for the year ended December 31, 2017.

(3)	“All Other Compensation” includes automobile-related expenses pursuant to the Company’s automobile leasing program, telephone, basic health insurance and holiday presents.

(4)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017, at the rate of one U.S. dollar per NIS 3.467.

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

Following the approval of our compensation committee and our board of directors, on May 26 and 28, 2015, respectively, on July 28, 2015, our shareholders meeting approved increasing Dr. Babecoff’s monthly salary from NIS 52,500 to NIS 80,000 (23,074$), and a grant of unregistered options in accordance with our 2005 Israeli Share Option Plan in an amount equal to 2.5% of the Company issued and outstanding capital on a fully diluted basis, as of May 28, 2015, exercisable to up to 5,929,503 ordinary shares of the Company no par value at an exercise price of NIS 0.74607 per ordinary share. The options are scheduled to vest over a period of 3 years and shall expire 10 years from the grant date, in addition to a previous grant of 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021. As of the date of this annual report, Dr. Babecoff held options to purchase 6,009,503 ordinary shares, of which 4,033,002 options have vested and the full amount shall fully vest at the end of May 2018.

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

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved increasing Ms. Tamar Ben Yedida’s monthly salary from NIS 27,300 to NIS 39,700 in compliance with our compensation plan. On the same dates, our compensation committee and the Board of Directors also approved granting Ms. Tamar Ben Yedida additional 500,000 unregistered options in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of the date of this annual report, Dr. Ben Yedidia held options to purchase 970,000 ordinary shares, of which 803,334 are fully vested.

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

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben Or on August 31, 2014, as of such date, Mr. Ben Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben Or a pension insurance to Mr. Ben Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben Or’s discretion. Mr. Ben Or’s employment agreement will remain in effect for a period of five years and shall expire on August 31, 2019, unless earlier terminated by either us or Mr. Ben Or with 60 days prior written notice, or by us immediately for cause (i.e., if he is convicted of a felony or is held liable by a court of competent jurisdiction for fraud against us, a breach of trust due to theft or embezzlement by him, any conduct which has a material adverse effect or is materially detrimental to us, any breach of his fiduciary duties or duties of care to us, including without limitation, any material conflict of interest for the promotion of his benefit, fraud, felonious conduct, dishonesty or insubordination, and any circumstances in which Israeli law or his employment agreement deny the right for severance payment, in whole or in part). In August 2016, our compensation committee and board of directors approved the payment of NIS 25,000 for his efforts in preparing a registration statement on Form F-3 and an ATM prospectus filed in November 2016. In January 2017, our compensation committee and board approved a one time bonus of NIS 120,000 (approximately $34.6 thousands) for Mr. Ben Or’s efforts in the capital raise completed in September 2017.

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved the grant of 500,000 unregistered option in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of as of the date of this annual report, Mr. Uri Ben Or held options to purchase 670,000 ordinary shares, of which 533,334 are fully vested.

Equity Compensation Plan

In March 2018, the Company’s board of directors as well as the annual general meeting of the shareholders approved and adopted the 2018 BiondVax share option plan to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the company, or the 2018 Plan, under similar terms and conditions to the Previous Plan. We have not yet granted options under the 2018 Plan.

Options granted under the 2018 Plan are subject to applicable vesting schedules and generally expire ten years from the grant date.

Upon the termination of a Participant’s engagement with us for any reason other than death, retirement, disability or due cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the Participant’s engagement was terminated for cause (as defined in the 2018 Plan), the Participant’s right to exercise any unexercised options, awarded and allocated in favor of such Participant, whether vested or not, will immediately cease and expire as of the date of such termination. If the Participant dies, retires or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2018 Plan expire or otherwise terminate in accordance with the provisions of the 2018 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2018 Plan.

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

Board of Directors

Under the Companies Law and our articles of association, our board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of our board of directors, subject to a services agreement entered into with Ron Executive Ltd., a company solely owned Dr. Ron Babecoff. All other executive officers are also appointed by our board of directors, and are subject to the terms of any applicable employment or services agreements that we may enter into with them or with certain entities through which we receive their services. Other than Dr. Babecoff, who is entitled to certain termination payments under his employment agreement with us, none of our directors are entitled to benefits upon termination of their service.

Our board of directors has affirmatively determined that a majority of our directors are independent, in compliance with the NASDAQ Capital Market rules. The definition of independent director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the independent director to exercise independent judgment in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. independent directors may be elected by an ordinary majority.

Under our articles of association, our board of directors must consist of at least three and not more than nine directors. Our board of directors currently consists of seven members, including our non-executive Chairman of the board of directors. Our directors may be divided into three classes with staggered three-year terms. Class I, Class II and Class III shall each consist of two directors, constituting our entire board of directors (other than the external directors).

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Our board of directors has determined that Michael Marom Brikman and Isaac Devash have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

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

External Directors

We have elected to make advantage of an exception under the Companies Law, requiring us to elect at least two members who qualify as external directors, one of which has accounting and financial expertise, subject to the following conditions: (i) none of our shareholders is a controlling shareholder; (ii) we comply with NASDAQ rules and regulations with respect to the composition of our audit and compensation committees; (iii) we comply with NASDAQ rules and regulations with respect to the requirements of independent directors. For so long as we meet the requisite requirements, we intend to apply the exemption from appointing at least two external directors under the Companies Law.

An external director is elected for a period of three years. The provisions of the Companies Law set forth special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

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

Audit Committee

Our audit committee consists of Ms. Michal Brikman, Ms. Ruth Ben Yakar and Mr. Morris Laster. Ms. Michal Brikman also serves as the chairman of the audit committee.

Under the NASDAQ Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Capital Market corporate governance rules. Our board of directors has affirmatively determined that Ms. Michal Brikman is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Capital Market corporate governance rules.

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

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Ms. Michal Brikman, Ms. Ruth Ben Yakar and Mr. Morris Laster. Ms. Michal Brikman also serves as the Chairman of the Compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

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

As of December 31, 2017, we have 14 employees, 3 of whom employed in finance and administration and 11 of whom were employed in research and development. These employees are in Israel.

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

The following table and notes set forth information, as of December 31, 2017, concerning the beneficial ownership of our securities by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares or Ordinary shares represented by our ADSs. Ordinary shares issuable under share options, warrants or other conversion rights currently exercisable or that are exercisable within 60 after April 30, 2018, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, warrants or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	Ordinary Shares		Percent of Class%
Directors and Executive Officers
Ron Babecoff	9,561,002	(1)	3.7%
Avner Rotman	238,900	(2)	*
George H. Lowell	635,000	(3)	*
Uri Ben Or	753,334	(4)	*
Tamar Ben Yedidya	1,153,334	(5)	*
All executive officers and directors as a group (5 people)	12,341,570		4.72%

Angels Investments in Hi Tech Ltd.	53,760,832	(6)	20.56%
Eastern Capital Limited	19,000,000	(7)	7.27%
IBEX Investors, LLC	14,360,000	(8)	5.49%

*	Less than 1%.

(1)

Consists of 5,528,000 ordinary shares, 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021 and 3,953,002 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of August 3, 2025.

(2)	Consists of 158,900 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.

(3)	Consists of 355,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021, and 200,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018.

(4)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 70,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of November 26, 2022, 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of August 7, 2020, 100,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018 and 333,334 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of October 15, 2025.

(5)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 150,000 ordinary shares, 120,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 26, 2022, 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 8, 2020, and 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.546 per share and with an expiration date of July 1, 2018, and 333,334 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of November 26, 2022.

(6)	Consists of 33,760,832 ordinary shares and 20,000,000 ordinary shares represented by 500,000 ADSs.

(7)	Consists of 19,000,000 ordinary shares represented by 475,000 ADSs.

(8)	Consists of 14,360,000 ordinary shares represented by 359,000 ADSs.

B.	Related Party Transactions

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

On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of two hundred thousand NIS (NIS 200,000), to be increased by an additional amount of up to NIS 200,000 as needed, for the benefit of CEO and director Dr. Ron Babecoff, for the purpose of placing the bond required in connection with an investigation conducted by the ISA, regarding certain shareholders of the Company, not including among them Dr. Babecoff, alleged use of inside information.

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

On May 29, 2014, we entered into a Consulting Services Agreement with a consultant. Pursuant to the Consulting Services Agreement the consultant was granted 1,000,000 options exercisable for 1,000,000 of our ordinary shares. The consultant contended that pursuant to this agreement, he was also entitled to 2.5% of the net proceeds received as a result of our initial public offering in May 2015. On March 2, 2015, we unilaterally cancelled this Consulting Services Agreement. As a result of the cancellation of the Consulting Services Agreement all options previously granted to the consultant, vested or unvested, expired. On September 9, 2015, the consultant brought a suit against us in the Israeli magistrate court in Tel Aviv, claiming that we wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million (approximately $380,000) and the reinstatement of the previously cancelled options. On November 11, 2015, we filed our defense with the court wherein we contented that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

Trial meetings were held on September 25, 2017 and November 14, 2017. On November 26, 2017, the court approved a settlement of the legal proceedings according to which, the Company agreed to pay Consultant a one time, mutually agreed and final payment in exchange for the final and complete dismissal of the suit and all claims. We do not believe that this settlement payment will constitute a material financial burden going forward.

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

No significant changes have occurred since December 31, 2017, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbols “BVXV” and “BVXVW”, respectively. The following tables set forth for the periods indicated the high and low sales prices per ADS and ADS warrants as reported on the NASDAQ Capital Market:

BVXV
Month Ended	High	Low
Annual:
2017	$10.42	$3.58
Quarterly:
Fourth Quarter 2017	$7.78	$4.73
Third Quarter 2017	$10.42	$6.67
Second Quarter 2017	$8.85	$6.25
First Quarter 2017	6.21	3.58
Most Recent Six Months:
April, 2018	$6.90	$5.55
March 2018	$6.40	$5.43
February 2018	$7.22	$5.90
January 2018	$7.49	$5.52
December 31, 2017	$5.51	$4.73
November 30, 2017	$7.12	$5.79

BVXVW
Month Ended	High	Low
Annual:
2017	$4.34	$0.37
Quarterly:
Fourth Quarter 2017	$2.5	$1.20
Third Quarter 2017	$4.34	$1.66
Second Quarter 2017	$2.57	$0.9
First Quarter 2017	$1.45	$0.37
Most Recent Six Months:
April, 2018	$1.4	$1.20
March 2018	$1.6	$1.10
February 2018	$1.9	$1.45
January 2018	$1.95	$1.45
December 31, 2017	$1.65	$1.20
November 30, 2017	$2.5	$1.55

On April 27, 2018, the last reported sale price of our ADS and the ADS warrants on the Nasdaq Capital Market was $6.25.

No trading market currently exists for our ordinary shares. Our ordinary shares have been trading on the TASE under the symbol “BNDX” since June 18, 2007 and under the symbol “BVXV” since May 18, 2015, but have been voluntarily delisted from the TASE as of January 22, 2018.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ordinary shares on the TASE in NIS and U.S. dollar. Our ordinary shares were voluntarily delisted on January 22, 2018.

	NIS		U.S. dollar ($)
	Price Per Ordinary Share		Price Per Ordinary Share(1)
	High	Low	High	Low
Annual:
2017	0.947	0.405	0.273	0.117
2016	0.389	0.323	0.112	0.093
2015	0.769	0.330	0.222	0.095
2014	0.796	0.575	0.230	0.166
2013	1.052	0.597	0.303	0.172
2012	1.712	0.736	0.494	0.212
2011	3.139	1.37	0.905	0.395
2010	4.005	2.026	1.155	0.584
Quarterly:
First Quarter 2018 (though January 18, 2017)	0.527	0.490	0.152	0.141
Fourth Quarter 2017	0.680	0.405	0.196	0.117
Third Quarter 2017	0.947	0.670	0.273	0.193
Second Quarter 2017	0.780	0.565	0.225	0.163
First Quarter 2017	0.570	0.451	0.164	0.130
Fourth Quarter 2016	0.373	0.323	0.108	0.093
Third Quarter 2016	0.369	0.325	0.106	0.094
Second Quarter 2016	0.389	0.326	0.112	0.094
First Quarter 2016	0.389	0.338	0.112	0.097
Fourth Quarter 2015	0.405	0.351	0.117	0.101
Third Quarter 2015	0.462	0.330	0.133	0.095
Second Quarter 2015	0.728	0.420	0.210	0.121
First Quarter 2015	0.769	0.623	0.222	0.180
Most Recent Six Months:
Jan -18 (though January 18, 2017)	0.527	0.490	0.152	0.141
Dec 2017	0.489	0.405	0.141	0.117
Nov 2017	0.640	0.501	0.185	0.145
Oct 2017	0.680	0.636	0.196	0.183
Sep 2017	0.749	0.670	0.216	0.193
Aug 2017	0.866	0.779	0.250	0.225

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 29, 2017 at the rate of one U.S. dollar per NIS 3.467.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Listing Details” above.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our number with the Israeli Registrar of Companies is 513436105. Our purpose is set forth in Section 4 of our Articles of Association and include every lawful purpose in the Biotechnology field.

Following the approval of the annual and extraordinary shareholders meeting from March 28 2018, our authorized share capital consists of 600,000,000 ordinary shares, no par value each. As of December 31, 2017 and as of this annual report, there were 261,419,599 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Other than the license agreement with Yeda, the collaboration with the UNISEC consortium, the finance agreement with the European Investment bank, our lease agreement for the new mid-sized factory in Jerusalem, all referred to elsewhere in this Annual Report, the ATM Agreement and the investment agreement described below, we have not entered into any other material agreements (other than agreements entered into in the ordinary course of business) in the two years immediately preceding the date of this annual report.

Investment Agreement

On January 1, 2017, we entered into an Investment Agreement with Angles Investments in Hi Tech Ltd., or the Investor, a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor, for the issuance of ordinary shares of the Company. Pursuant to the terms of the Agreement, the Investor invested in the Company amount equal to NIS 10,904,749 (approximately US$2.83 million), or the Investment Amount. In consideration for the Investment Amount, the Company issued to the Investor 33,760,832 ordinary shares of the Company, NIS no par value (equivalent to approximately 844,000 ADSs). The Investment Amount represents a price per share that is equal to the closing share price on TASE as of December 29, 2016, which was NIS 0.323 per share. To date, the issued Shares represent 19.99% of the Company’s issued and outstanding capital, and 12.08% of the Company’s issued and outstanding capital on a fully diluted basis.

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

We have raised a total of $3.2 million in gross proceeds from at the market offerings and issued a total of 366,666 ADSs. We terminated the ATM agreement effective as of September 13, 2017.

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

General corporate tax structure in Israel

Israeli resident companies, such as the Company, are generally subject to corporate tax. The Israeli corporate tax rate effective as of January 1, 2017 is 24%, compared with 25% in 2016 and 26.5% in 2015. As of January 1, 2018, the corporate tax rate in Israel was reduced to 23%.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

Israeli law imposes capital gains tax on capital gains derived from the sale of securities and other capital assets, including ordinary shares. Generally, gains from sale of ordinary shares acquired prior to January 1, 2012 are subject to a 20% capital gains tax for individuals. The tax rate is increased to 25% for sale of shares by an individual shareholder holding 10% or more of the shares or voting power in the company (i.e., a substantial shareholder). Corporate shareholders are subject to a 25% capital gains tax rate.

Following enactment of the Tax Burden Law, starting January 1, 2012, the capital gains tax rate applicable to individuals upon the sale of our shares is such individual’s marginal (income) tax rate but not more than 25% (or 30% with respect to a substantial shareholder).

In addition, as of January 1, 2013, shareholders that are individuals who have taxable income that exceeds ILS 800,000 in a tax year (linked to the CPI each year –ILS 810,270 in 2015, ILS 803,520 in 2016), will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such amount. Effective January 1, 2017, the High Income tax rate increased to 3% and its threshold was lowered to ILS 640,000 in 2017 and to ILS 641,880 in 2018. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Taxation of U.S. Investors

The discussions under “Distributions” and under “Sale, Exchange or Other Disposition of Shares” below assumes that we will not be treated as a PFIC for U.S. federal income tax purposes. However, we have not determined whether we will be a PFIC in 2018 or any subsequent year, and it is possible that we will be a PFIC in 2018 or in one or more subsequent years. We believe that we were a PFIC for  for U.S. federal income tax purposes for the taxable year ended ended on December 31, 2017. For a discussion of the rules that would apply if we are treated as a PFIC, see the discussion under “Passive Foreign Investment Company.”

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

In addition, our ordinary shares traded on the TASE until January 22, 2018, and until such delisting date we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

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

Our Board of Directors has determined that Ms. Michal Marom Brikman, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and NASDAQ rules.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2016 and 2015:

	2016	2017
	(in thousands of U.S. dollars)
Audit Fees	$60	$60
Audit-Related Fees	25	20
Additional fees	13	19
Total	$98	$99

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

Annual Shareholders Meeting. The Company shall convene an annual shareholders meeting under the requirements (including required dates) of the Companies Law, rather than as required under rule NASDAQ Capital Market Rule 5620(a).

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

*1.1	Articles of Association of BiondVax Pharmaceuticals Ltd.

2.2	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2).

4.1	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd, incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.2	Consortium Agreement effective as of October 1, 2013, between Rijksuniversiteit Groningen, Department of Pharmacoepidemiology & Pharmacoeconomics, Academisch Ziekenhuis Groningen, Department of Medical Microbiology, Molecular Virology Section, Academisch Ziekenhuis Groningen, Trial Coordination Center, PepTcell Ltd, United Kingdom, BiondVax Pharmaceuticals Ltd, Nes Ziona, Retroscreen Virology LtD., Medicines and Healthcare products Regulatory Agency, Statens Serum Institut, SSI-Adjuvant, Statens Serum Institut, SSI-DNA Vac, Copenhagen, Országos Epidemiológiai Központ, NASJONALT FOLKEHELSEINSTITUTT, Div. Infectious Disease Control, Robert Koch Institute RKI, Goeteborgs Universitet, Mucosal Immunobiology and Vaccine Centre, and Isconova AB, incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.3	Management Services Agreement dated April 1, 2007, between BiondVax Pharmaceuticals Ltd. and Ron Executive Ltd., together with the amendment thereto dated May 20, 2012, incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.4	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.5	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Form of negotiable Option (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.7	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.8	Summary of the Lease Agreement dated November 1, 2005, together with the addendums thereto dated November 27, 2009, August 18, 2010, July 3, 2011 and January 2012 (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.9	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.10	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.11	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben Or, incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.12	Letter of appointment of Prof. Michel Revel to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 14, 2005, incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.13	Letter of appointment of Prof. Ruth Arnon to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 7, 2005, together with the amendment thereto dated December 29, 2005, incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.14	Summary of 2016 addendum to the Lease Agreement dated November 1, 2005, as amended (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.15	Form of indemnification and exculpation agreement to directors and office holders approved by the general shareholders meeting on March 1, 2015, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

4.16	Investment Agreement between BiondVax Pharmaceuticals Ltd. and Angles Investments in Hi Tech Ltd. dated January 1, 2017, incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.17	At Market Issuance Sales Agreement with FBR Capital Markets & Co., incorporated by reference to exhibit 1.2 to the Registration Statement on Form F-3 filed with the SEC on November 4, 2016.

4.18	Finance Contract between BiondVax Pharmaceuticals Ltd. And the European Investment Bank, incorporated by reference to exhibit 99.2 to Current Report on From 6-K filed with the SEC on June 19, 2017.

*4.19	Lease agreement dated July 10, 2017 between BiondVax Pharmaceuticals Ltd. and Unihad BioPark Ltd.

*12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

*13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

*15.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel, independent registered public accounting firm for the Registrant

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: April 30, 2018	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the “Company”) as of December 31, 2017 and 2016 and the related statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005. Tel-Aviv, Israel April 30, 2018

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				translation
				(Note 2c)
		December 31,		December 31,
		2016	2017	2017
	Note	N I S		U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	5	15,705	71,382	20,589
Marketable securities	11	2,017	-	-
Short-term deposits	6	7,602	-	-
Other receivables	7	815	3,923	1,131

		26,139	75,305	21,720
LONG-TERM ASSETS:
Marketable securities	11	2,050	-	-
Property, plant and equipment	8	1,443	5,510	1,589
Other long term assets	9	478	880	254

		3,971	6,390	1,843

		30,110	81,695	23,563
CURRENT LIABILITIES:
Trade payables		686	6,223	1,795
Other payables	10	689	660	190

		1,375	6,883	1,985
LONG-TERM LIABILITIES:
Liability in respect of government grants		-	10,300	2,971
Warrants	11, 14(e)	3,043	8,177	2,358
Severance pay liability, net	12	76	83	24

		3,119	18,560	5,353

SHAREHOLDERS’ EQUITY:-	14
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of December 31, 2017; Issued and Outstanding: 261,419,599, 135,097,367, shares as of December 31, 2017 and December 31, 2016, respectively		*) -	*) -	*) -
Share premium		113,041	179,669	51,823
Options		1,435	-	-
Other comprehensive income		6	-	-
Accumulated deficit		(88,866)	(123,417)	(35,598)

		25,616	56,252	16,225

		30,110	81,695	23,563

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2015	2016	2017	2017
	Note	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	16a	7,906	7,794	18,777	5,416
Marketing, general and administrative	16b	3,397	4,106	4,879	1,407

Total operating expenses		11,303	11,900	23,656	6,823

Operating loss		(11,303)	(11,900)	(23,656)	(6,823)
Financial income	16c	1,128	3,019	18	5
Financial expense	16c	(24)	(303)	(10,913)	(3,148)

Loss		(10,199)	(9,184)	(34,551)	(9,966)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale marketable securities		(5)	(6)	(6)	(2)

Total comprehensive loss		(10,204)	(9,190)	(34,557)	(9,968)

Basic and diluted loss per share		(0.10)	(0.07)	(0.17)	(0.05)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		105,522,642	135,097,367	201,030,768	201,030,768

The accompanying notes are an integral part of the financial statements.

April 30, 2018
Date of approval of the	Avner Rotman	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2015	-	83,517	2,536	17	(69,483)	16,587

Loss	-	-	-	-	(10,199)	(10,199)
Other comprehensive loss	-	-	-	(5)	-	(5)
Total comprehensive loss	-	-	-	(5)	(10,199)	(10,204)

Issue of shares, net	*) -	26,417	-	-	-	26,417
Share-based compensation	-	745	-	-	-	745

Balance as of December 31, 2015	*) -	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(9,184)	(9,184)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(9,184)	(9,190)

Expiration of Options series 3	-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*) -	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)
Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of ordinary shares, net of issuance costs	*) -	55,692	-	-	-	55,692
Exercise of employees options	*) -	18	-	-	-	18
Exercise of options	*) -	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*) -	179,669	-	-	(123,417)	56,252
(convenience translation into U.S. dollars (see Note 2c)	*) -	51,823	-	-	(35,598)	16,225

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Net loss	(10,199)	(9,184)	(34,551)	(9,966)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	628	621	440	127
Net financial expenses (income)	(1,104)	(2,716)	10,895	3,142
Increase in liability with respect to government grants	-	-	10,300	2,971
Share-based compensation	745	1,261	519	150
Change in employee benefit liabilities, net	7	7	7	2
	276	(827)	22,161	6,392
Changes in asset and liability items:
Decrease (increase) in other receivables	(744)	640	(3,108)	(897)
Increase (decrease) in trade payables	415	(238)	5,537	1,597
Increase (decrease) in other payables	(10)	(79)	(29)	(8)

	(339)	323	2,400	692

Cash paid and received during the year for:
Interest paid	(23)	(27)	(73)	(21)
Interest received	18	62	13	4

	(5)	35	(60)	(17)

Net cash used in operating activities	(10,267)	(9,653)	(10,050)	(2,899)

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Cash Flows from Investing Activities:
Increase in short-term deposits	-	(7,602)	7,602	2,193
Purchase of property and equipment	(34)	(20)	(4,508)	(1,300)
Proceeds from sale of marketable securities	-	-	4,067	1,173
Increase in other long term assets	(9)	(191)	(402)	(116)

Net cash used in investing activities	(43)	(7,813)	6,759	1,950

Cash Flows from Financing Activities:

Proceeds from issuance of shares and options, net of issuance costs	27,323	-	55,692	16,063
Proceeds from exercise of options to employees	-	-	18	5
Proceeds from exercise of options to public	6,430	-	6,129	1,768

Net cash provided by (used in) financing activities	33,753	-	61,839	17,836

Exchange differences on balances of cash and cash equivalents	415	(299)	(2,871)	(828)

Increase (decrease) in cash and cash equivalents	23,858	(17,765)	55,677	16,059

Balance of cash and cash equivalents at the beginning of the year	9,612	33,470	15,705	4,530

Balance of cash and cash equivalents at the end of the year	33,470	15,705	71,382	20,589

Non-cash activities:

Exercise of options to public	-	-	2,835	818

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company allocated 1,910,000 American Depositary Shares (“ADS”) and warrants to purchase up to an aggragate of 2,038,000 ADSs. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134 (see Note 14e).

d.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

e.	On July 20, 2017, the Compnay announced positive results for Phase 2b BVX-007 clinicaltrial, a clinical trial conducted with the collaboration of the European UNISEC consortium to work on promising concepts for a universal influenza vaccine.

f.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. An announcement regarding the delisting procedure and timeline will follow. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE. The Company also announced that the Board of Directors has also decided to form a committee to identify a new Chairman of the Board with relevant global experience, to guide the Company through the anticipated upcoming international Phase 3 trials and global commercialization. Professor Avner Rotman will continue to serve as Chairman until a suitable replacement is identified.

g.	On November 20, 2017, the Company announced the signing of a clinical trial agreement with the National Institute of Allergy and Infection Diseases of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using BiondVax’s product candidate, M-001.

h.

During year ended December 31, 2017, the Company incurred a loss of NIS 34,551 ($ 9,966) and negative cash flows from operating activities of NIS 10,050 ($ 2,899) and it has an accumulated deficit of NIS 123,417 ($ 35,598) as of that date.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Convenience translation into U.S. dollars:

The financial statements as of December 31, 2017 and for the year then ended have been translated into U.S. Dollars using the exchange rate of the U.S. Dollar as of December 31, 2017 (U.S. $ 1.00 = NIS 3.467). The translation was made solely for convenience purposes.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Research and development expenses, net of participations:

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

Future Royalty payments will be treated as a reduction of the liability. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”).

At the end of each reporting period, the Company evaluates whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

Since the Company’s development projects are at the beginning of Phase 3 clinical trials, future economic benefits from the research and development activity are currently expected. Therefore, a liability was recorded with respect to the IIA grants, against a corresponding increase in research and development expenses.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses, since they are non-refundable and do not depend on the generation of future sales.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of non-financial assets:

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

An impairment loss of an asset is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years, and its recoverable amount.

The Company did not recognize any impairment of non-financial assets for any of the periods presented.

j.	Financial instruments:

1.	Financial assets:

Financial assets within the scope of IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”) are initially recognized at fair value plus directly attributable transaction costs, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

n.	Share-based payment transactions:

From time to time, the Company grants to its employees and service providers remuneration in the form of equity-settled share-based instruments, such as options to purchase ordinary shares.

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (the “Vesting Period”).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether the market condition is satisfied, provided that all other vesting conditions are satisfied.

o.	Loss per share:

Loss per share is calculated by dividing the loss attributable to Company shareholders by the weighted number of outstanding ordinary shares during the period. Potential Ordinary shares are only included in the computation of diluted loss per share when their conversion increases loss per share or decreases income per share. Potential Ordinary shares that are converted during the period are included in diluted loss per share only until the conversion date.

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

●	Determining the fair value of share based compensation to employees and directors:

The fair value of share based compensation to employees and directors is determined using acceptable option pricing models.

The assumptions used in the models include the expected volatility, expected life, expected dividend and risk-free interest rate.

●	Israel Innovation Authority government grants:

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is certainty regarding the estimated future economic benefits, therefore the liability was recorded with respect to the IIA grants.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 5:-	CASH AND CASH EQUIVALENTS

Cash and cash equivalents:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Cash in NIS	4,001	32,665	$9,422
Cash in USD	10,645	38,677	11,156
Cash in EURO	1,059	40	11

	15,705	71,382	$20,589

NOTE 6:-	SHORT-TERM DEPOSITS

Short-term bank deposits bore an interest between 0.1%-1.59% as of December 31, 2016.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:-	OTHER RECEIVABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Grants receivable	623	1,043	$301
Government authorities	141	945	272
Debt issuance costs	-	1,185	342
Prepaid expenses and other	51	750	216

	815	3,923	$1,131

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2017:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Factory Leasehold	Total
Cost
Balance as of January 1, 2017	3,411	293	318	2,652	-	6,674
Additions	17	-	38	-	4,453	4,508

Balance as of December 31, 2017	3,428	293	356	2,652	4,453	11,182

Accumulated Depreciation

Balance as of January 1, 2017	3,116	160	287	1,668	-	5,231
Additions	180	17	23	221	-	441

Balance as of December 31, 2017	3,296	177	310	1,889	-	5,672

Depreciated cost as of December 31, 2017	132	116	46	763	4,453	5,510

Depreciated cost as of December 31, 2017 (convenience translation into U.S. dollars) (Note 2c)	38	34	13	220	1,284	$1,589

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 8:-	PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

Balance as of December 31, 2016:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Total
Cost
Balance as of January 1, 2016	3,410	293	299	2,652	6,654
Additions	1	-	19	-	20

Balance as of December 31, 2016	3,411	293	318	2,652	6,674

Accumulated Depreciation

Balance as of January 1, 2016	2,751	142	270	1,447	4,610
Additions	365	18	17	221	621

Balance as of December 31, 2016	3,116	160	287	1,668	5,231

Depreciated cost as of December 31, 2016	295	133	31	984	1,443

Depreciated cost as of December 31, 2016 (convenience translation into U.S. dollars) (Note 2c)	76	35	8	256	$375

NOTE 9:-	OTHER LONG TERM ASSETS

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Restricted cash	461	857	$247
Leasing deposits	17	23	7

	478	880	$254

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:-	OTHER PAYABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Employees and payroll accruals	657	624	$180
Accrued expenses	32	36	10

	689	660	$190

NOTE 11:-	FINANCIAL INSTRUMENTS

a.	Classification of financial assets and liabilities measured at fair value:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Financial assets:
Financial assets at fair value through profit or loss:
Government bonds	2,017	-	$-
Available-for-sale financial assets:
Government bonds	2,050	-	-

	4,067	-	$-

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 11:-	FINANCIAL INSTRUMENTS (Cont.)

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2016	2017	2017
	N I S		U.S. dollars

Financial liabilities

Warrants measured at fair value	3,043	8,177	$2,358

	3,043	8,177	$2,358

b.	Financial risk factors:

The Company’s activities expose it to various market risks (foreign currency risk, Israeli CPI risk and interest rate risk) and credit risk. The Company’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Company’s financial performance.

Risk management is performed by the Company’s Board. The Board identifies, measures and manages financial risks in collaboration with the Company’s operating units. The Board establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, interest rate risk, credit risk, the use of non-derivative financial instruments and the investments of excess liquid positions.

Foreign currency risk

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts and deposits is partly managed in Dollars and in Euro. As of December 31, 2017, the carrying amounts of USD and EURO were NIS 38,677 and NIS 40 respectively.

Credit risk

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considred to be financially sound.

Price risk

The Company had investments in financial instruments that were traded on a securities exchange (governmental debentures for up to three years) and that were classified as available-for-sale financial assets and financial assets at fair value through profit or loss in respect of which the Company is exposed to risk of fluctuations in the security price that is determined by reference to the quoted market price. In August 31, 2017, the securities were exercised for NIS 4,041 reflecting loss of NIS 26. As of December 31, 2016, the carrying amount of these investments was NIS 4,067 ($ 1, 173)

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

As of December 31, 2017, all assets and liabilities measured at fair value are classified as Level 1.

During 2017 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	EMPLOYEE BENEFIT LIABILITIES

a.	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Company is required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. The Company’s liability is accounted for as a post-employment benefit. The computation of the Company’s employee benefit liability is made according to the current employment contract based on the employee’s salary and employment term which establish the entitlement to receive the compensation.

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

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Expenses-defined contribution plan	198	204	196	$57

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	On July 31, 2003, the Company signed a license agreement with Yeda Research and Development Company Ltd. (“Yeda”) according to which the Company acquired an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products based, directly or indirectly, on patents and patent applications to be approved or submitted pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. This agreement was amended in 2005. In exchange for the license grant, the Company or its future sublicensees will be obligated to pay royalties equaling 3% of the total amount invoiced by the Company or by a sublicensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2017 is approximately $ 5,782 (NIS 20,046), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2017, the Company had not paid any royalties to the IIA.

c.	In October 2013, the Company signed an agreement for obtaining funding in an amount of € 536 ($ 642) out of a total grant of approximately € 6,000 ($ 7,187) from the European Union which was approved for the UNISEC consortium of which the Company is a member for a period of three years. In October 2013, the Company received an advance of € 206 ($ 247) and in October 2015 received € 247 ($ 296). The Company's expenses in respect of this project in 2013-2016 totaled € 1,028 ($ 1,231) which supported by the less then 75% or € 771 ($ 923). The outstanding amount € 79 ($ 94) was recorded as grants receivables. The grant is non-refundable providing the Company meets the conditions of the consortium and are recorded as a reduction of research and development expenses.

d.	On June 19, 2017, the Company entered into a Finance Contract with The European Investmant bank (EIB) for a toal amount of 20 milion Euro (approximately $22,000) and up to 50% of the Company expected cost of developing and marketing the Company’s product candidate, M-001. The EIB financing will be available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows:

(i)	the first tranche shall be available during the 12 months following the date of the Finance Contract, in an amount of Euro 4-6 million;

(ii)	the second tranche shall be available during the 24 months following the date of the Finance Contract, in an amount of Euro 4-6 million, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials;

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

(iii)	the third tranche shall be available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche shall be equal to up to Euro 20 million, and shall be paid subject to receipt of authorization to launch the phase 3 clinical trials.

The EIB financing shall be provided interest free and shall be repayable, per each tranche, in a single instalment five years following the date of payment for each tranche. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management change or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of:

(i)	the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and

(ii)	the Prepayment Amount.

The Finance Contract also stipulates that in the event EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration to the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues.

As of December 31, 2017 the first installment was not withdrawn by the Company

d.	Commitments:

Operating leases:

1.	The Company entered into operating lease agreements on commercial vehicles which end in May 2018. The leases have an average life of three years with no renewal option included in the contract. Future minimum monthly lease payable under the operating lease contracts as of December 31, 2017 amount to NIS 118 ($34).

2.	In January 2012, the Company entered into a lease agreement on its offices for a period of three years starting February 1, 2012. During 2012, the Company leased another area under the same terms. The total monthly payment for this rental is NIS 26 ($ 7). In January 2015, the Company extended the lease agreement for an additional two years under the same terms, starting February 2015.

In January 2017, the Company extended the lease for an additional three years under the same terms starting February 2017. The Company provided a bank guarantee of NIS 266 ($ 68) to secure its lease obligation. Bank deposits in the amount of NIS 270 ($ 69) were pledged to secure the guarantee (see Note 9).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Future minimum lease commitments under non-cancellable operating lease agreements as of December 31, 2017 are as follows (NIS):

2018	312
2019	312
2020	26
Total	650

On July 10, 2017, the Company sigen a 10 years lease agreement, strating in January 1, 2018, for approximately 1,845 square meters (m2) in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University's MedicalSchool, with the intention of establishing a mid-size commercial facility to manufacture M-001. The company have the right to terminate the leasing period at every year end, by providing an advance notice by June 30, of every calander year. According to the agreement terms, the company have a 10 month grace period regarding the first rent payment. The future minimum lease commitment under the agreements as of December 31, 2017 are as follows (NIS):

2018	134
Total	134

3.	On March 2, 2015, the Company unilaterally announced a cancellation of a consultant agreement with one of the Company's consultants (see Note 15c). The cancellation notice provided that all options, rights and benefits previously granted to the consultant pursuant to the Consulting Services Agreement are invalid. On September 9, 2015, the consultant brought a suit against the Company in the Israeli magistrate court in Tel Aviv, claiming that the Company wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1.5 million (approximately $380,000) and the reinstatement of the previously cancelled options. On November 11, 2015, the Company filed defense with the court wherein contented that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

The parties submitted affidavits and legal expert opinions to the court. An additional pre-trial meeting was held on February 13, 2017 and an additional hearing was scheduled for September 25, 2017.

On November 14, 2017, the parties received the court’s final decision that the company shall pay the cosultant NIS 1 million and additional VAT. The company paid the amount on November 26, 2017.

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

The options are exercisable at an exercise price of NIS 0.9 ($ 0.23) per share until July 31, 2014 or NIS 1.5 ($ 0.38) per share from August 1, 2014 through October 29, 2017. In October 2017, the Company's options (series 5) expired.

e.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company's securities, ADS, and investor's warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of the Company.

Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public. The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of 6.25 USD for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 (9,382 USD). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions for warrants offered to the public. At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417 net (after deduction of offering expenses totaling NIS 4,860) and liability related to the warrants at the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants are measured at their fair value based on their quote price at the end of each reporting date. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 530). Issuance expenses amounted to NIS 134. The Company recorded financial income at the amount NIS 2,951 and 7,969 in 2016 and 2017, respectively, for revaluation of these warrants.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:-	EQUITY (Cont.)

f.	In February, 2017, the Company issued to a private investor ("the Investor") 33,760,832 ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction the Investor will hold 19.21% of all issued and outstanding share capital of the Company.

g.	On March 30, 2017, the Company issued 6,666,640 ordinary shares (equivalent to 166,666 NASDAQ listed ADSs) in consideration of NIS 4,482 (approximately $ 1,229).

h.	During May and June 2017, 104,349 warrants were exercised into shares for a total consideration of NIS 2,296 (approximately $ 653).

i.	During July 2017 the Company issued 8,000,000 ordinary shares (equivalent to 200,000 NASDAQ listed ADSs) in consideration of NIS 7,065 (approximately $ 2,000).

j.	During July and August 2017, 170,644 warrants were exercised to 6,825,760 shares for a total consideration of NIS 3,833 (approximately $ 1,067).

k.	On September 14, 2017, the Company completed public offering in NASDAQ and issued 66,666,680 ordinary shares (equivalent to 1,666,666 NASDAQ listed ADSs) in consideration of NIS 33,621 (approximately $ 9,546). Issuance costs amounted to NIS 250 (approximately $ 72).

NOTE 15:-	SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SHARE-BASED COMPENSATION (Cont.)

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Research and development	588	903	388	$112
Marketing, general and administrative	157	358	131	38

Total share-based compensation	745	1,261	519	$150

b.	Share-based payment plan for employees and directors:

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

On February 2016, the Company granted 350,000 options to 4 external advisors that vest over a period of three years at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options as of the date of grant totaled approximately NIS 84 ($ 22).

On March 10, 2016, the Company granted 100,000 fully vested options to an external advisor at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options as of the date of grant totaled approximately NIS 22 ($ 6).

In addition, the Company's Board of Directors approved the grant of 3,780,000 unregistered options to the Company's officers and employees, which may be exercised into 3,780,000 ordinary shares of NIS 0.0000001 par value each, according to the Company's option plan. The options are exercisable for ten years and vest over a period of three years from the date of grant. The exercise price shall be 130% of the average rate of the Company's share price in the 30 days of trading that preceded the Company's Board of Directors' resolution regarding the grant of options.

The fair value of each option is approximately NIS 0.298 and the total value of the options granted was NIS 1,127.

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2015		2016		2017
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	4,035,535	0.68	11,806,503	0.75	12,156,503	0.75
Granted	9,709,503	0.75	450,000	0.75	-
Exercised	-	-	-	-	(37,000)	0.49
Forfeited	(1,938,535)	0.68	(100,000)	0.75	(360,000)	0.81

Outstanding at end of year	11,806,503	0.75	12,156,503	0.75	11,759,503	0.75

Exercisable at end of year	2,412,000	0.77	5,793,501	0.75	8,653,010	0.74

The weighted average remaining contractual life for the share options outstanding as of December 31, 2017 was 6.86 years (as of December 31, 2016 – 7.86 years).

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

d.	The fair value of the Company’s share options granted to employees, directors and service providers for the years ended December 31, 2015, 2016 and 2017 was estimated using an acceptable option pricing model using the following assumptions:

	December 31,
	2015	2016	2017

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	87-88	82	53
Risk-free interest rate (%)	2-2.3	2.1	1.5
Expected life of share options (years)	10	8.8	7.8
Share price (NIS)	0.75	0.32	0.45

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Salaries and related expenses	3,796	3,808	3,695	$1,066
Share-based payment	588	903	388	112
Patent registration fees	617	358	322	92
Rentals and maintenance of laboratory	607	610	610	153
Materials and subcontractors	4,633	3,145	3,797	1,118
Revaluation of the liability with respect to the IIA grants	-	-	10,300	2,971
Depreciation	495	573	311	90

	10,736	9,397	19,423	5,602

Participation by IIA and UNISEC	(2,830)	(1,603)	(646)	(186)

	7,906	7,794	18,777	$5,416

b.	Marketing, general and administrative expenses:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Salaries and related expenses	519	587	622	$179
Share-based payment	157	358	131	38
Professional services	1,952	2,595	3,338	963
Rentals, office expenses and maintenance	212	201	203	59
Depreciation	133	48	130	37
Other	424	317	455	131

	3,397	4,106	4,879	$1,407

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Financial income:
Interest income on deposits	11	55	18	$5
Exchange differences, net	553	-	-	-
Revaluation of warrants	554	2,951	-
Revaluation of marketable securities	10	13	-

	1,128	3,019	18	5
Financial expenses:
Exchange differences, net	-	276	2,871	828
Revaluation of warrants			7,969	2,299
Bank commissions and other financial expenses	24	27	73	21

	24	303	10,913	$3,148

NOTE 17:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate in 2017 and 2016 is 24% and 25%, respectively.

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

as of December 31, 2017, the Company had carryforwards losses and other temporary differences amounting to approximately 97,901 ($ 28,238).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforwards losses and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2015, 2016 and 2017 as it is still incurring losses on an ongoing basis.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

2)	In August 2014, the Company signed an employment agreement with the CFO for a period of 5 years, according to which the CFO shall be entitled to a monthly salary of NIS 10, and accordingly updated the management agreement to fees at the amount of NIS 2.5 for a period of five years. In addition, the CFO is entitled to receive a one- time cash payment of NIS 192.5 for the services provided in connection with the preparation and submission of the prospectus in the US, and, in the event that the Company should complete a successful capital raise in the U.S. market, the CFO shall be entitled to receive a one-time payment of NIS 87.5. Furthermore, from the consummation of the offering, the monthly compensation under the services agreement will be increased to NIS 15,000. In addition, pursuant to a separate employment agreement entered into between the Company and the CFO on August 31, 2014, as of such date, the CFO is also employed by the Company in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000.

3)	In August 2012, the Company approved the grant of future remuneration to four directors in the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director's term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

4)	On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company's CEO, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders of the Company (not including among them the Company's CEO) alleged use of inside information.

c.	Balances with related parties:

Payables

Key management personnel:

December 31, 2016	309
December 31, 2017	302
December 31, 2017 (convenience translation to U.S. dollars) (Note 2c)	$87

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2015	1,539	1,032
2016	1,072	1,898
2017	1,575	1,098
2017 (convenience translation to U.S. dollars) (Note 2c)	$454	$317

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers:

Key officers employed by the Company:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2015	2016	2017	2017
	N I S			U.S. dollars

Salaries	209	190	209	$60
Short-term employee benefits	1,732	1,740	1,972	569
Other employees benefits	64	106	94	27
Share-based compensation	567	934	398	115

	2,572	2,970	2,673	$771

Number of key officers	9	11	8

NOTE 19:	SUBSEQUENT EVENTS

a.	On January 22, 2018, the Company signed a letter of intent, or LOI, with a European contract research organization, for the purpose of conducting a phase 3 clinical trial in Europe, planned by the Company to begin prior to the 2018/19 flu season.

Under the LOI, the parties are to enter into a master service agreement and work order related to the performance of a phase 3 trial as soon as possible in order to assess the safety and clinical efficacy of BiondVax’s product candidate M-001, a universal influenza vaccine. The LOI includes an upfront fee payable by the Company of €200,000 for start-up activities, as detailed in the LOI. The LOI continues in effect until the earlier of: (1) the end of the one month period following the execution of the LOI or (2) the execution of the master service agreement, unless extended.

b.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

c.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

