Form 20-F
period 2018-12-31
BiondVax Pharmaceuticals Ltd.
filed 2019-04-30
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

001-37353

(Commission file number)

BiondVax Pharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Jerusalem BioPark, 2nd floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Address of principal executive offices)

Ilan Gerzi, Adv.
Mark Hamilton, Adv.
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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 261,419,599 ordinary shares no par value each as of December 31, 2018, and as of the date of this report .

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17  ☐    Item 18  ☐

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

BiondVax Pharmaceuticals Ltd.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

The following table sets forth our selected financial data for the periods ended and as of the dates indicated. The following selected historical financial data for our company should be read in conjunction with “Item 5. Operational and Financial Review and Prospects” and other information provided elsewhere in this annual report on Form 20-F and our financial statements and related notes. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety thereby.

The selected statements of operations data for the years ended December 31, 2018, 2017, and 2016, and the selected balance sheet data as of December 31, 2018 and 2017, have been derived from our audited financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected statements of operations data for the years ended December 31, 2015 and 2014, and the selected balance sheet data as of December 31, 2016, 2015 and 2014, have been derived from our audited financial statements not included in this Form 20-F.

Our financial statements included in this annual report were prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and reported in NIS. This annual report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purpose of the presentation of financial data for the period ending on December 31, 2018, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.748 NIS to $1 U.S. dollar, the daily representative rate in effect as of December 31, 2018. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	6,441	10,736	9,397	19,423	72,056	19,225
Participation by the IIA and UNISEC	(949)	(2,830)	(1,603)	(646)	(143)	(38)
Research and development, net of participations expenses	5,492	7,906	7,794	18,777	71,913	19,187
Marketing, general and administrative expenses	2,650	3,397	4,106	4,879	5,154	1,375
Operating loss	8,142	11,303	11,900	23,656	77,067	20,562
Financial income	394	1,128	3,019	18	2,936	783
Financial expenses	(16)	(24)	(303)	(10,913)	(13,596)	(3,628)
Financial income (expenses), net	378	1,104	2,716	(10,895)	(10,660)	(2,845)
Net loss	7,764	10,199	9,184	34,551	87,727	23,407
Loss from available-for-sale financial assets	4	5	6	6	-	-
Total comprehensive loss	7,768	10,204	9,190	34,557	87,727	23,407
Basic and Diluted net loss per share (NIS)	0.14	0.1	0.07	0.17	0.34	0.09
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	54,286	105,523	135,097	201,031	261,420	261,420

	December 31,
	2016	2017	2018	2018
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	15,705	71,382	75,883	20,246
Short-term deposits	7602	-	-	-
Marketable securities – short term	2,017	-	-	-
Other receivables	815	3,923	965	258
Marketable securities – long term	2,050	-	-	-
Property, plant and equipment	1,443	5,510	28,249	7,537
Other long term assets	478	880	740	197
Total assets	30,110	81,695	105,837	28,238
Trade payables	686	6,223	20,723	5,529
Other payables	689	660	1076	287
Warrants	3,043	8,177	6,168	1,645
Liability in respect of government grants	-	10,300	14,643	3,907
Loan from others	-	-	94,360	25,176
Severance pay liability, net	76	83	82	22
Total liabilities	4,494	25,443	137,052	36,566
Total shareholders’ equity	25,616	56,252	(31,215)	(8,328)

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2016, 2017 and 2018, we had net losses of $2,452, $9,220 and $23,407 thousands respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2018, we had an accumulated deficit of approximately $56,335 thousands and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2018, we had approximately $20,246 thousands in cash and cash equivalents, a working capital of $14,688 thousands and an accumulated deficit of $56,335 thousands. As of December 31, 2018, we had sufficient cash and cash commitments to fund operations for at least 15 months if we do not raise additional capital. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contracting CMOs, hiring additional management and other personnel and obtaining regulatory approvals, as well as commercializing any products approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. Because the outcome of our current Phase 3 clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. We also expect to incur additional costs for the purpose of conducting our ongoing and future clinical trials.

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

We have entered into a finance contract with the European Investment Bank, or EIB, for the receipt of a loan of 20 million euros, which was extended to 24 million euros as described in this annual report, and into a security agreement and creation of a first ranking floating charge over all assets of the Company in favor of EIB, and a breach of such finance contract or security agreement may cause EIB to exercise the pledge and materialize certain of our assets.

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to 20 million euros, which was extended to 24 million euros as described in this annual report, and up to 50% of the Company’s expected cost of developing and marketing our product candidate, M-001. A description of the main provisions of the Finance Contract is described in this annual report. To the date of this annual report, we have drawn down an amount of the loan equal to 20 million euros.

We have also entered into a security agreement, or the Security Agreement, whereby we created a first ranking floating charge over all of our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited. While intellectual property rights are excluded from the floating charge pledge, any breach of the Finance Contract or the Security Agreement may cause the EIB to exercise the floating charge pledge and to materialize certain of our assets at the time of such exercise.

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

We currently have one product candidate, M-001, in Phase 3 clinical development and no products on the market or close to entering the market. We do not know when or if we will complete our product development efforts, obtain regulatory approval for M-001 or successfully commercialize M-001. Even if we are successful in developing M-001 or any product candidate that we may develop in the future (if any), we will not be successful unless such product gains market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these products will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, and for the uses, we intend to pursue with respect to the commercialization of M-001 or any future product candidate;

●	the competitive environment;

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the establishment of external, and potentially, internal, sales and marketing capabilities to effectively market and sell M-001 or any future product candidate in the United States, Israel, Europe and other jurisdictions;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, participants, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for M-001 or any future product candidate. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

We depend heavily on the success of our M-001. If we are unable to successfully complete our Phase 3 clinical trial for M-001 as and when expected and obtain marketing approvals for M-001, or if thereafter we fail to commercialize M-001 or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of M-001. There remains significant risk that we will fail to successfully develop M-001 for any indication. We do not expect to have top line data from our pivotal clinical efficacy Phase 3 trial for M-001 available until the end of 2020. The timing of the availability of such top-line data and the completion of our pivotal clinical efficacy Phase 3 trial is dependent in part on our ability to locate and enroll a sufficient number of eligible participants in our pivotal clinical efficacy Phase 3 trial on a timely basis. A significant delay in enrolment would result in delays to our development timeline and additional development costs beyond what we have budgeted. If we ultimately obtain favorable results from our pivotal clinical efficacy Phase 3 trial of M-001, we will submit application(s) for marketing approval for M-001.

We may experience numerous unforeseen events during, or as a result of, our Phase 3 clinical trial of M-001, that could delay or prevent our ability to receive marketing approvals to commercialize M-001, including:

●	Possible negative or inconclusive results, compelling us to conduct additional clinical trials or abandon product development programs;

●	Slower or insufficient enrolment rate of trial participants than anticipated;

●	Higher dropout rate of trial participants than anticipated;

●	Our third party contactors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	Regulators, institutional review board or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	The cost of clinical trials of our product candidate may be greater than we anticipate;

●	The supply or quality of our product candidate or other materials necessary to conduct clinical trials may be insufficient or inadequate; and

●	Our M-001 may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review board or independent ethics committees to suspend or terminate the trial(s).

●	The naturally occurring influenza attack rate may be lower than anticipated, thereby compelling us to increase the number of trial participants and/or extend the trial to an additional season, as per our flexible enrollment trial protocol design.

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

We have entered into a pivotal clinical efficacy phase 3 trial in Europe and a clinical trial agreement with NIAID, for a Phase 2 clinical trial in the U.S. using M-001, for which the first participants were enrolled in 2018. We intend, subject to the successful results of our Phase 3 clinical trial in Europe, to enter into discussions with the FDA, regarding market approval of M-001 in the U.S., and to comply with the applicable requirements. Although we believe that the previous approved preclinical and clinical trials we performed will serve as an adequate basis for future FDA regulated clinical trials in the U.S., we may not receive FDA approval to conduct Phase 3 clinical trials in the U.S. Failure to receive FDA approval to conduct Phase 3 clinical trials in the U.S. will materially reduce our target market and the future profitability of M-001, may have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA may require that we conduct further clinical trials, provide additional data and information, and meet additional standards for receipt of approval. If this were to occur, the time and financial resources required for obtaining FDA approval for Phase 3 clinical trials, and complications and risks associated therewith, would likely substantially increase. Moreover, while receipt of clinical trial approval by the FDA does not ensure the receipt of clinical trial approval in other countries, failure or delay in obtaining clinical trial approval by the FDA may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial approval in the U.S. or in other countries would impair our ability to develop and commercialize M-001.

M-001 is subject to extensive regulation and may never obtain regulatory approval.

M-001 must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the FDA or foreign regulatory authorities for all or any of the indications for which it has undergone or is planned to undergo testing. The FDA and foreign regulatory authorities have full discretion over this approval process. We may need to conduct significant additional research, including testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in preclinical testing and clinical trials. Satisfying FDA and foreign regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or EMA, FDA or foreign regulatory policy, during the process of product development, clinical trials and regulatory reviews. Failure to obtain EMA, FDA or foreign regulatory approval of M-001 in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

M-001 and any product candidate we may develop in the future will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product, and if we fail to comply with such requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market M-001 and/or other product candidates, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of FDA or foreign regulatory approval or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the participant population, the nature of the trial protocol, the proximity of participants to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in participant enrollment can result in increased costs and longer development times. The failure to enroll participants in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we have projected for any of our product candidates. We may not be able to enroll a sufficient number of participants in a timely or cost-effective manner. Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the United States, we must submit an IND application to the FDA and the IND application must become effective.

We do not know whether additional clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Delays in our clinical trials will result in increased development costs for M-001. In addition, if our clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of M-001 or any other future candidates could be limited.

Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidates in accordance with cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, institutional review boards, or IRBs, or other regulatory bodies to approve our clinical trial protocols;

●	inability or unwillingness of medical investigators and IRBs to follow our clinical trial protocols; and

●	lack of sufficient funding to finance the clinical trials.

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

Specifically, we are conducting a phase 3 clinical trial in Europe. If we fail to meet the obligations and planned time table for the performance of this trial, either due to delays caused by factors that are not in our control or that are caused by third parties, we may suffer delays in the commencement of the second cohort of the clinical trial. In addition, other factors, such as delays in the construction of the mid-sized manufacturing facility and the manufacturing of M-001 batches for the clinical trial, may also delay or jeopardize the completion of the planned clinical trial.

Although we are currently conducting a Phase 3 clinical trial in Europe, we have never conducted a Phase 3 clinical trial in the U.S., and may be unable to do so for M-001 or any other future product candidates we may develop.

We have never conducted a Phase 3 clinical trial in the U.S, but we are currently conducting a clinical trial in Europe.

The submission of a successful clinical trial plan, or IND application, and conducting of later-stage clinical trials are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2b clinical trial in Europe, as part of the UNISEC consortium, and we are currently in the process of conducting a pivotal clinical efficacy phase 3 trial in Europe. We also have had limited interactions with the FDA and have not discussed our proposed future Phase 3 clinical trial designs or implementation with the FDA. Consequently, we may be unable to successfully and efficiently execute and complete our planned and ongoing clinical trials in a way that leads to the approval of Phase 3 clinical trials for M-001 in the U.S. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to commence or complete, or delays in our planned clinical trials, would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we are developing.

We may be forced to abandon development of M-001 altogether, which will significantly impair our ability to generate product revenues.

The results of any clinical trial may not meet any or all of the trial’s endpoints. Further, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of later clinical trials may not replicate the results of prior clinical trials and preclinical testing. The clinical trial process may fail to demonstrate that M-001 is safe for humans and effective for indicated uses. Any such failure may cause us to abandon M-001 and may delay development of other product candidates. Any delay in, or termination or suspension of, our clinical trials will delay the requisite filings with the relevant foreign regulatory authorities and, ultimately, our ability to commercialize M-001 and generate product revenues. If the clinical trials do not support our drug product claims, the completion of development of M-001 may be significantly delayed or abandoned, which would materially adversely affect our business, financial condition or results of operations.

Positive results in the previous clinical trials of M-001 may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

Positive results in the previous clinical trials of M-001 may not be predictive of similar results in future clinical trials. Also, interim results during a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed preclinical studies and clinical trials for M-001 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or European Medicines Agency, or other applicable regulatory agency, approval for their products.

If we experience delays in the enrollment of participants in our clinical trials, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for M-001 or any future product candidate. Although we have succeeded in enrolling cohort 1 of our Phase 3 clinical trial in Europe, we will have to enroll additional participants for our cohort 2. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in our clinical trials may result in increased development costs for M-001 and any future product candidate, which would cause our value to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any of our current or future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

If we are not successful in discovering, developing and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

Although all of our efforts to date have been, and a substantial amount of our efforts in the future are expected to be focused on the development of M-001, another possible future element of our strategy may include identifying and testing additional compounds that are optimized for peptide-based products. Research programs designed to identify additional product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying potential product candidates;

●	competitors may develop alternatives that render our product candidates obsolete;

●	a product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate may not be accepted as safe and effective by regulatory authorities, participants, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our ADS price.

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

The product we are developing is, and any products we may develop in the future will be, subject to extensive and rigorous domestic government regulation, including with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our products are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, import and export of pharmaceutical products under various regulatory provisions. M-001 or any product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained the Israeli Ministry of Health’s approval and/or FDA approval for M-001 or any other given product and its uses. Such foreign regulation may be equally or more demanding than corresponding Israeli or U.S. regulation.

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

We are a clinical stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute our business plan, we will need to successfully:

●	execute product candidate development activities;

●	obtain required FDA and applicable foreign regulatory approvals for the development and commercialization of any product candidate;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our products;

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline, Seqirus (Ex bioCSL and Novartis flu vaccines), AstraZeneca and Abbott (Solvay) as well as companies and academic research institutes in various developmental stages attempting to develop improved influenza vaccines, such as Imutex, AltImmune, Inovio Pharmaceuticals, Inc., FluGen, Inc., Medicago, Vivaldi Biosciences, Vaccitech, and Vaxart. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

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

M-001 or any future product candidate could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render M-001 or any future product candidate ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by M-001 or any future product candidate could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any future product. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize our product candidate. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements and insider trading, our business may experience serious adverse consequences.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures: to comply with FDA regulations, to provide accurate information to the FDA, to comply with manufacturing standards we have established, to comply with federal and state health-care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. Our board of directors adopted a Code of Ethics. However, it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

In addition, during the course of our operations, our directors, executives and employees may have access to material, non-public information regarding our business, our results of operations or potential transactions we are considering. If a director, executive or employee was to be investigated, or an action was to be brought against a director, executive or employee for insider trading, it could have a negative impact on our reputation and the market price of the ADSs. Such a claim, with or without merit, could also result in substantial expenditures of time and money, and divert attention of our management team from other tasks important to the success of our business.

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

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of M-001 and any future product candidate. We are currently conducting a Phase 3 clinical trial in several countries in Europe. The clinical trial liability insurance is subject in each country to local laws and ranges between $1,150 to $19,000 thousands per each country. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

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

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The U.S. and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our current management team has limited experience in managing and operating a publicly traded U.S. company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Although our ordinary shares were traded on the Tel Aviv Stock Exchange and we have filed public reports in Israel in the past, our current management team has limited experience managing and operating a company publicly traded in the U.S. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation or financial condition and could result in delays in achieving the development of an active and liquid trading market for the ADSs.

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

Risks Related to Dependence on Third Parties

M-001 is based on an exclusive license from Yeda, and we could lose our rights to this license if a dispute with Yeda arises or if we fail to comply with the financial and other terms of the license.

We license our core intellectual property from Yeda under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products that are directly or indirectly based on certain patents and patent applications owned by Yeda and/or certain other intellectual property to be developed by Yeda and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire upon the later of: (i) the expiration date of the last patent licensed thereunder; (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda will also be entitled to terminate the license agreement by written notice: (x) in the event we materially breach any of our obligations under the agreement, provided that such material breach is un-curable or, if curable, is not cured by us within 30 days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, 10 days) from receipt of notice of such breach; or (y) in the event a temporary or permanent liquidator is appointed for our Company, a resolution is passed to voluntarily wind up our Company, or an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (z) we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, other than in the case of expiration pursuant to (i) through (iii) above, all rights and documents will be returned to Yeda, and we will be required to grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed from Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event that Yeda terminates the license agreement due to any reason other than (a), (b) or (x) through (z) above, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research funds actually expended by us for development. If Yeda terminates the license agreement, or licenses to a third party the intellectual property licensed to us pursuant to the license agreement, or if any dispute arises with respect to our arrangement with Yeda, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our current product candidate is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated prior to its expiration, it would have a material adverse effect on our business, prospects and results of operations.

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials

We do not independently conduct our Phase 3 clinical trial of M-001 in Europe. We rely on third parties such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to perform this function. We expect to continue to rely on such third parties in conducting our clinical trials of M-001, and expect to rely on these third parties to conduct clinical trials of any other product candidate that we develop. Any of these third parties may terminate their engagement with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that our clinical trial is conducted in accordance with the requirements of the relevant regulator, and failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for M-001. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

We have entered into a finance contract with the European Investment Bank, or EIB, for the receipt of a loan of 20 million euros, which was extended to 24 million euros as described in this annual report, and into a security agreement and creation of a first ranking floating charge over all assets of the Company in favor of EIB, and a breach of such finance contract or security agreement may cause EIB to exercise the pledge and materialize certain of our assets.

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to 20 million euros, which was extended to 24 million euros as described in this annual report, and up to 50% of the Company’s expected cost of developing and marketing our product candidate, M-001. A description of the main provisions of the Finance Contract is described in this annual report. To the date of this annual report, we have drawn down an amount of the loan equal to 20 million euros.

We have also entered into a security agreement, or the Security Agreement, whereby the Company created a first ranking floating charge over all of our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited. While intellectual property rights are excluded from the floating charge pledge, any breach of the Finance Contract or the Security Agreement may cause the EIB to exercise the floating charge pledge and to materialize certain of our assets at the time of such exercise.

Use of third parties to manufacture our M-001 may increase the risk that we will not have sufficient quantities of M-001 at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

In August 2018, and as planned, we relocated to our mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 clinical trial supply or commercial supply. Our production line is still under construction. We currently rely on a third party CMO for the supply of M-001 until the completion of our independent production line.

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;
●	The possible failure to manufacture sufficient quantities of M-001 due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our propriety information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our CMO may not be able to comply with current cGMP, regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidate or product, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Failure to complete the construction of our independent production line in our new facility, in a timely manner or at all, will prolong our dependency on third parties for the manufacturing of M-001 and may result in insufficient quantities of M-001.

We currently rely on our CMO in the U.S. for the supply of M-001 clinical batches for our current pivotal clinical efficacy Phase 3 clinical trial. In August 2018 we moved to our new facility in Jerusalem and we intend to complete the construction of our independent production line of M-001 for the purpose of future clinical trials and commercialization by the end of 2021, subject to the successful completion of the pivotal clinical efficacy Phase 3 trial we are currently conducting in Europe. If we fail to complete our production line in a timely manner or at all, we will enter into agreements with CMOs or expand our existing agreement to manufacture M-001 for the purpose of conducting future clinical trials, as may be, and commercialization. If we fail to expand our existing manufacturing agreement and/or enter into additional agreements, or if our partners do not manufacture adequate amounts of M-001 for reasons that are not within our control, we may not possess adequate amounts of M-001 for our anticipated purposes. Insufficient amounts of M-001 may cause delays in our clinical development and commercialization of M-001.

We may not obtain the necessary materials for the performance of additional clinical trials in the U.S. or other countries around the world.

Some of our clinical trials involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufacturers to provide. Specifically, we were not able to satisfy the FDA’s request for information regarding the H5N1 vaccine (including information as to manufacturing, dosage, formulation, etc.) required for our previously contemplated Phase 2 clinical trial in the U.S., and as a result we elected to convert our IND application submitted in June 2013 into a Drug Master File. It is possible that the FDA or any other relevant regulatory body will request us to provide other materials that are not in our possession before approving any proposed Phase 3 clinical trials to test the safety and efficacy of M-001 for such indication.

Risks Related to Our Intellectual Property

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own or license in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

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

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006 and the fall of 2012, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In December 2008, January 2009, November 2012 and July 2014, there were escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from the Gaza Strip into Southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Jerusalem, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. In addition, since February 2011, Egypt has experienced political turbulence and an increase in terrorist activity in the Sinai Peninsula following the resignation of Hosni Mubarak as president. This turbulence included protests throughout Egypt, and the appointment of a military regime in his stead, followed by the elections to parliament which brought groups affiliated with the Muslim Brotherhood (which had been previously outlawed by Egypt), and the subsequent overthrow of this elected government by a military regime. Such political turbulence and violence may damage peaceful and diplomatic relations between Israel and Egypt, and could affect the region as a whole. Similar civil unrest and political turbulence has occurred in other countries in the region, including Syria which shares a common border with Israel, and is affecting the political stability of those countries. Since April 2011, internal conflict in Syria has escalated, and evidence indicates that chemical weapons have been used in the region. This instability and intervention by third parties such as Russia may lead to deterioration of the political and economic relationships that exist between the State of Israel and some of these countries, and may have the potential for causing additional conflicts in the region. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, and various rebel militia groups in Syria. Additionally, a violent jihadist group named Islamic State of Iraq and the Levant (known as ISIS) is involved in hostilities in Iraq and Syria, and has executed terror attacks in Europe and around the world. Although ISIS’s activities have not directly affected the political and economic conditions in Israel, ISIS’s stated purpose is to take control of the Middle East, including Israel. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

None of our directors or officers are residents of the United States, except for director Mark Germain. Director George Lowell is a dual U.S. and Israel citizen. Most of our directors’ and officers’ assets and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our officers and directors.

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

Under applicable U.S. and Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, employees may be entitled to seek compensation for their inventions irrespective of their agreements with us, which in turn could impact our future profitability.

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

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders of U.S.-based corporations. In particular, a shareholder of an Israeli company, such as us, has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards us and other shareholders and to refrain from abusing its power in us, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to our articles of association, an increase of our authorized share capital, a merger and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholders vote or to appoint or prevent the appointment of an office holder of ours or other power towards us has a duty to act in fairness towards us. However, Israeli law does not define the substance of this duty of fairness. Since Israeli corporate law underwent extensive revisions approximately 15 years ago, the parameters and implications of the provisions that govern shareholder behavior have not been clearly determined. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations.

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

Our articles of association provide that our directors (other than external directors) are elected to terms, with only two or three of our directors (other than external directors) to be elected each year, in each case for a term of three years. Our 2015 annual general meeting approved the staggering and extension of the term of our board members. The staggering of the terms of our directors prevents a potential acquirer from readily replacing our entire board of directors at a single annual general shareholder meeting. This could prevent an acquirer from seeking to effect a change in control of our company by proposing an acquisition proposal offer opposed by our board, even if beneficial to our shareholders.

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

We have received Israeli government grants for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Encouragement of Industrial, Research and Development Law, 5744-1984, or the Research Law, to which we are subject due to our receipt of grants from the Israeli Innovations Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS), a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Research Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the IIA, in a form provided under the IIA guidelines.

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

We have received Israeli government grants towards some of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to the repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts have been financed, partially, through grants that we have received from the formerly known as the OCS, or IIA. We therefore must comply with the requirements of the Research Law and related regulations, including, but not limited to, pay royalties to the IIA on income generated from the sale of products and related services associated with such products. As of December 31, 2018, we have received $5.5 million in IIA grants.

The discretionary approval of an IIA committee will be required for any transfer to third parties outside of Israel of rights related to M-001, which has been developed with IIA funding. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. We may be required to pay penalties in addition to repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the export of any products resulting from the IIA funded research or development in the ordinary course of business.

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

We may currently be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes or may become one in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a PFIC for U.S. federal income tax purposes. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes such amounts derived due to the temporary investment of funds, including those raised in a public offering. In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is considered.

Although we were not a PFIC in 2016, we believe we may have become a PFIC in 2017, and although we have not determined whether we became a PFIC in 2018, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we are a PFIC in 2018, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

The application of the PFIC rules may result in a U.S. shareholder incurring a tax liability in excess of cash received. For instance, the application of the deemed deferral benefit under the excess distribution rules can result in an effective tax rate of more than one hundred percent. Further, if a U.S. shareholder makes a QEF election, such U.S. shareholder will be subject to U.S. federal income tax on a modified passthrough basis and may be allocated taxable income without receiving a corresponding distribution of cash to pay any resulting tax. Likewise, a U.S. shareholder who makes a mark-to-market election will not receive a distribution of cash to pay any resulting tax. Finally, the disposition of PFIC stock in an otherwise tax-deferred transaction may require a U.S. shareholder to recognize the resulting gain as a PFIC inclusion.

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

We will be an emerging growth company until the earliest of: (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion or more, (ii) December 31, 2020, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed a “large accelerated issuer” as defined in Regulation S-K of the Securities Act.

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

The ADS warrants do not confer any rights of ownership of ADSs on its holders but only represent the right to acquire ADSs at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the ADSs and pay an exercise price per share of $6.25 per ADS, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised ADS warrants will expire and have no further value. Furthermore, at the time of exercise a fee and any other applicable taxes or charges for issuance of ADSs may be payable by the holder.

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

As of August 2018, our principal executive offices are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, and our telephone number is +972-8-930-2529. Our website is www.biondvax.com. Information contained on, or accessible through, our website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for 2018, 2017, and 2016 amounted to approximately $6,332, $1,202 and $5 thousands, respectively. These expenditures were primarily for factory leasehold improvements, computers and Laboratory equipment.

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

According to the Centers for Disease Control and Prevention, or CDC, an agency of the U.S. Department of Health & Human Services (HHS), the estimated adjusted seasonal influenza vaccine effectiveness (VE) from 2005 to 2018 in the USA varied between 10% during the 2004/2005 season to 60% during the 2010/2011 season. In the 2014/15 season, VE was estimated at only 19%. According to this data, the average VE is about 40%. Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common circulating strains during the then upcoming influenza season or that are perceived to have the greatest potential to cause a future pandemic outbreak. While the influenza virus frequently and unpredictably mutates, resulting in novel strains, existing seasonal and pandemic influenza vaccines are strain-specific, and only target those specific strains, and are not expected to protect against novel emerging influenza strains. In addition, the production cycle of most existing influenza vaccines is long (approximately 5 to 6 months), considerably limiting the ability to quickly immunize the population in case of a pandemic outbreak.

We intend to seek regulatory approvals to market M-001 for the following indications: (i) as a universal influenza vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza; and (ii) as a pre-pandemic influenza vaccine, or primer, for national stockpile, suitable to be administered to the general population, prior to a strain specific pandemic vaccine, for enhanced pandemic preparedness.

We are conducting a pivotal clinical efficacy Phase 3 trial in 54 clinical trial sites in four European countries, subject, among other, to the regulation of the European Medicines Agency (EMA). In March 2018 we entered into a master service agreement and work order with a European contract research organization, or CRO, to conduct the first pivotal clinical efficacy phase 3 trial of M-001. Launched in August 2018, the primary endpoints of this trial are to demonstrate safety of M-001 and the clinical efficacy conferred by M-001 administration, measured by reduction of confirmed flu cases in the vaccinated group versus placebo. A secondary endpoint will assess reduction in flu illness severity among those receiving M-001 versus placebo. In October 2018 we announced the successful enrollment of the last participant of the first cohort, consisting of 4,094 participants, for the first season of this clinical trial. We expect the second cohort of at least approximately 8,000 or more participants to be enrolled prior to the 2019/2020 flu season. The Data Safety Monitoring Board, or DSMB, met in January 2019 in Warsaw, Poland, to review the safety data for our first cohort available at that time, and notified us that they have no safety concerns and recommended that the study continue as planned.

In addition, in November 2017 we entered into a clinical trial agreement with the National Institute of Allergy and Infection Diseases (NIAID) of the U.S. National Institutes of Health (NIH) for a Phase 2 clinical trial in the U.S., for the administration of M-001 in participants, and in April 2018 we reported the first participant enrollment in this clinical trial.

In addition to these ongoing clinical trials, we have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and a Phase 2b clinical trial in Europe. These clinical trials were designed for adults between the ages of 18 to 65 and older and included an aggregate of 698 participants. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from all our Phase 1/2 and Phase 2 clinical trials indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

In October 2015 we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001 with a CMO, based in the USA, for the purpose of upscaling the small-scale cGMP manufacturing process of M-001 for Phase 3 and commercial production. As planned, on August 20, 2018, we announced our move to a new mid-sized factory in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001. The facility is planned for annual manufacturing capacity of 20 million doses in bulk including up to 10 million doses in filled and finished (PFS packed) syringes. For this purpose, on July 18, 2017, we entered into an agreement to lease approximately 1,800 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. We financed the costs of the first stage of construction, in an amount of approximately $10 million, with funds and grants received by us, as well as with our own financial resources. This first stage of construction included setting up laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also completed setting up an infrastructure to support our plans to be implemented upon successful Phase 3 results, when we intend to install additional equipment such as a higher capacity syringe filling machine, automatic visual inspection, and packing machines in order to establish commercial fill-and-finish capacity.

On June 19, 2017, we entered into a Finance Contract with the EIB, for the financing of up to Euro 20 million, which was extended to Euro 24 million as described in this annual report, and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. To date, we have drawn down the amount of Euro 20 million and have entered into a security agreement placing a first ranking floating charge over all our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement between the Company and YEDA.

The Company has amended its financial information as of September 30, 2018 which was previously reported on form 6-K, in order to adjust certain amounts previously recorded for the three and nine months ended on September 30, 2018 relating to the measurement of the EIB loan fair value. The adjustment set forth above resulted in increase in the fair value of the loans reflected on the company’s balance sheet of NIS 9,294 thousand (approximately $2,563 thousand) against increase in financial expenses, net. the underlying contractual loan obligation of the company remains the same at 12 million euros as at September 30, 2018 (20 million euros as at December 31, 2018, reflecting the full draw down of the EIB loan as previously disclosed), repayable in accordance with the terms of the loan and security agreement previously disclosed.

The Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist, has granted us since 2006 approximately $5.5 million in funding, for the ongoing development of M-001. In addition, and subject to certain terms and conditions, we have been approved by the Ministry of Economy and Industry of the State of Israel for a grant of approximately NIS 4 million to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of M-001.

We intend, subject to the successful results of our pivotal clinical efficacy Phase 3 clinical trial in Europe, to enter into discussions with the FDA, regarding market approval of M-001 in the U.S., and to comply with the applicable requirements. Although we have not yet submitted a Phase 3 IND to the FDA, we believe that the results of the Phase 2 clinical trials conducted by us so far or to be conducted in the future, as well as of our ongoing pivotal clinical efficacy Phase 3 trial in Europe, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may conduct in the U.S. in the future.

We do not currently have sufficient financial resources to complete Phase 3 clinical trials of M-001 on our own. We may seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 without such collaborations.

Our Market Opportunity

Influenza is an infectious disease caused by different strains of the influenza virus. The disease is common around the world and appears as seasonal or pandemic outbreaks. The various strains of influenza are classified into A and B groups according to the type of proteins in the virus. According to information published by the WHO, the global annual attack rate of seasonal influenza is estimated at 5% – 10% in adults and 20% – 30% in children, and up to 650,000 of those infected die as a result of influenza and associated respiratory diseases. In the U.S., the CDC estimates that influenza was associated with nearly 49 million illnesses during the 2017/18 flu season, including 959,000 hospitalizations and 79,400 deaths. Most severe morbidity and mortality was observed in adults aged 65 years and older. In addition, during seasonal influenza epidemics from 1979/80 through 2000/01, the estimated overall number of influenza-associated hospitalizations in the United States ranged from approximately 54,000 to 430,000 per epidemic, and 63% of these cases occurred among persons over the age of 65. Infants, adults over the age of 50 and chronic disease patients are most likely to contract influenza and suffer from complications.

The influenza virus undergoes frequent mutations. These mutations decrease the effectiveness of the immune reaction of the human body. If the mutations are very significant, the mutated virus strains may cause global pandemics. Over the last few years, new strains of the influenza virus previously only existing in animals have appeared in humans, including Avian flu strains such as H5 and H7. We believe that the appearance of new potentially pandemic strains is a growing concern among health authorities, as these strains increase the risk of worldwide pandemics and high mortality and morbidity rates. Indeed, the WHO listed the threat of global influenza pandemic as one of the “Ten threats to global health in 2019.” Furthermore, according to the scientific journal Vaccine (Molinari et al. 2007), the direct financial loss attributed to the influenza disease in the USA was estimated at a total of $87.1 billion annually, of which $55.7 billion related to incidents of the disease among adults aged 65 years or older.

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

 The seasonal influenza vaccine market was dominated in 2017 by three large pharmaceutical companies Sanofi Pasteur, Seqirus, and GlaxoSmithKline plc (GSK). According to GlobalData’s “Seasonal Influenza Vaccines – Global Drug Forecast and Market Analysis to 2025” report, dated November 2016, sales of seasonal influenza vaccines in the seven major markets (US, France, Germany, Italy, Spain, UK, and Japan), will rise from $3.1 billion in 2015 to $4.3 billion by 2025. A CNBC report dated October 19, 2015, quoted estimated seasonal flu vaccine revenue in the U.S. alone at $1.61 billion in 2014, with total distribution of 147.8 million doses. The same CNBC report quotes a vaccine manufacturer’s estimated global market in 2015 at $4 billion.

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

In order to produce M-001, we use an expression system that consists of bacteria and a DNA plasmid encoding for M-001. The DNA plasmid encoding is inserted into a proprietary E. coli bacteria specifically designed for the production of peptide-based products. The bacteria express M-001 synthetic protein from the DNA, and once expressed, M-001 is further purified from other non-related bacterial proteins. M-001 is then formulated and filled into sterile vials or syringes (as in our new facility) that are kept in cooled storage until used.

The following image demonstrates the selection of certain peptides common in the influenza virus and the formulation of M-001:

M-001 is intended to be intramuscularly injected into the body. Once administered, M-001 is designed to be recognized by the immune system, triggering both humoral and cellular immune reactions. This process is expected to result in the creation of new memory cells which, upon influenza infection, secrete antibodies to fight the influenza virus.

Our Competitive Strengths

We believe our product candidate can potentially improve influenza protection by providing several distinct advantages, including:

●	Multi-strain flu protection. We believe that the peptide-based structure of M-001 will allow our product to be effective against many existing and future strains of the influenza virus and to remain effective in protecting against new strains without required updates and alterations. To test this hypothesis, in January and July 2014, we conducted a sequence examination and when possible, animal studies in our laboratories, to compare the structure of M-001 with new flu strains (H7N7, H6N1, H5N8, H7N9 and H10N8) discovered in humans in recent years similarly to the H5N1 strain. Although these strains have not yet been classified as pandemic, they are dangerous for humans and have caused morbidity and death in the past. The results of such examination and studies demonstrated that M-001 was compatible against these strains. This data supports our claim of the universality of M-001 for existing and future influenza virus strains.

●	Long-lasting flu protection. M-001 is designed to enhance humoral and activate cellular reactions of the immune system. We therefore believe that M-001, if approved for commercial sale, will be more effective and long-lasting compared to currently commercially available vaccines that generally stimulate only humoral immune responses.

●	Continuous sales cycle not affected by seasonality. Because M-001 is designed to provide a multi-strain flu protection that is long lasting and is not expected to require updates for future virus strains or mutations, we do not expect future sales of M-001 as a universal standalone vaccine or as a pandemic primer to be affected by the influenza season. Unlike traditional influenza vaccines, which are sold and administered in western countries primarily during the period from September through November, we believe that M-001 for these indications can be sold and administered or sold and stored throughout the entire year.

●	Shorter production times. We believe that the production time for M-001 will be only 6 to 8 weeks, as opposed to the 16 to 24 weeks (on average) required to produce most currently available seasonal influenza vaccines. We expect that shorter production times will give manufacturers greater flexibility in their production planning, as well as the ability to execute large orders of vaccine doses in a short timeframe in response to pandemics.

●	Absence of allergy inducing egg proteins. Most influenza vaccines are produced in hen eggs and may therefore cause an allergic reaction to those allergic to certain egg proteins. An epidemiological study performed by the European Food Safety Authority (EFSA) in 2011 found that eggs are some of the most common allergens in the population. In contrast, M-001 is not produced using eggs and does not cause egg protein allergic reactions.

We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 3). We are currently conducting a Phase 3 clinical trial in Europe and have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and an additional Phase 2b clinical trial Europe. Our Phase 1/2 and Phase 2 clinical trial results indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and was effective in causing an immune reaction in clinical trial participants administered with M-001.

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Ruth Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity and advanced stage of construction for a commercial manufacturing capacity. Our previous production facility in Ness Ziona was Phase 1 and 2 clinical trial audited and approved for production according to cGMP standards by a European qualified person. In October 2015 we entered into a Development and Manufacturing Agreement with a CMO based in the U.S. for the production of clinical batches of M-001 for our current Phase 3 clinical trial. As planned, on August 20, 2018, we announced our move to a new mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 and commercial use.

Indications for our Product Candidate

M-001 is currently in advanced stages of a pivotal clinical efficacy Phase 3 clinical trial.

The use of M-001 as a universal flu vaccine for the general population is intended to provide prolonged protection against existing and future influenza strains for a period of at least one year, and may be extended to periods of three to five years, subject to future regulatory approval. According to the US CDC, approximately 40% of the adult population and 60% of the elderly population in the U.S. (ages 65 and up) is annually vaccinated against the influenza virus. Subject to competitive risks (including the risk that our competitors may develop vaccines that are or are perceived by doctors to be more effective, longer lasting or less expensive), we expect that M-001, if approved for commercial sale, will achieve a high penetration rate within its intended markets.

We believe that the approval of M-001 will allow health authorities to more quickly and effectively protect the general population or targeted groups from seasonal influenza and/or pandemic outbreaks, using national stockpiles.

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We have launched a pivotal clinical efficacy Phase 3 clinical trial in Europe under the EMA, following the completion of several Phase 2 clinical trials conducted in Israel and Europe. We have also entered in a clinical trial agreement with the NIAID for a Phase 2 clinical trial in the U.S. for the administration of M-001 in participants.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the successful clinical results and commercial scale manufacturing capacity, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to commercialize M-001 worldwide.

●	Further develop our independent production line. Our previous production facility was Phase 1 and 2 clinical trial audited and approved for production according to cGMP standards, by a European qualified person. In October 2015 we entered into a Development and Manufacturing Agreement with a CMO located in the U.S. for the production of clinical batches of M-001 for our current Phase 3 clinical trial. As planned, on August 20, 2018, we announced our move to a new mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 and commercial use. We intend to complete the construction of our independent production line of our facility. We intend to complete the construction of our independent production line of our facility by the end of 2021, subject to successfully completing the phase 3 pivotal clinical trial we are currently conducting in Europe.

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

We are currently conducting a pivotal clinical efficacy Phase 3 trial in 54 clinical trial sites in four European countries, subject, among other, to the regulation of the European Medicines Agency (EMA). Our Phase 3 clinical trial was initiated after we have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and a Phase 2b clinical trial in Europe. We are assisted by professional advisers in examining the possibilities of performing clinical trials in additional countries, taking into consideration the costs of the trials, speed of receiving the approvals, and manner of performing the trials. We consider this information, together with marketing information regarding future products in each country and whether each country regulatory authority consents to relying on prior approvals and research performed in other countries, in choosing clinical trial sites.

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

Ongoing Phase 3 Clinical trials

As planned, we initiated a Phase 3 clinical trial in Europe starting at the 2018/2019 flu season. In this clinical trial, we are administering M-001 for the following indication: as a universal influenza vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza. The placebo-controlled pivotal clinical efficacy Phase 3 trial plans to enroll a minimum of approximately 12,000 participants over two years, including 4,094 who were enrolled in the trial’s first cohort prior to the 2018/19 flu season. Since assessment of clinical efficacy of influenza vaccines largely depends on the attack rates of circulating influenza strains, the study features flexible enrollment to adjust the required number of participants in the second year, and, optionally, the protocol allows us to extend the clinical trial to a third flu season and a third cohort. The participants will be 50 years and older, with at least half over 65 years of age. The EMA’s Committee for Medicinal Products for Human Use (CHMP) reviewed our Phase 3 trial plan, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001. The Data Safety Monitoring Board, or DSMB, met in January 2019 in Warsaw, Poland to review the safety data for our first cohort available at that time, and notified us they have no safety concerns and recommended that the study continue as planned.

Clinical trial number	Phase	Location	Regulatory Authority	Trial Design	Trial Purpose	Population	Number of Subjects
BVX-010	3	Europe	EMA	A randomized, double-blind, placebo-controlled pivotal phase 3 trial	Primary Endpoints: Safety and clinical efficacy Secondary Endpoint: reduction of severity of flu illness	Adults ages 50 and older, at least 50% of participants are over 65 years old	A minimum of approximately 12,000 (flexible enrollment, divided into cohorts)

Results of our completed Clinical Trials

The following table summarizes the structure, design and purpose of our completed Phase 2 clinical trials conducted in Israel and Hungry, subject to the relevant regulatory approvals for each clinical trial:

Clinical trial number	Phase	Trial Design	Trial Purpose	Population	Number of Subjects	Results
BVX-002	1/2	randomized, single-centered, single-blind, placebo-controlled escalating double-dose		Adults (ages 18 to 49)	63	M-001 was well tolerated and a humoral and cellular immune reaction was observed.
BVX-003	1/2	randomized, single-blind, placebo-controlled escalating double-dose		Elderly (ages 55 to 75)	60
BVX-004	2	randomized, two centered, two stage, double-blind, placebo controlled double-dose	Primary Endpoint: Safety	Adults (ages 18 to 49)	200
BVX-005	2	multicenter, randomized, placebo-controlled	Secondary Endpoint: immunogenicity	Elderly (ages 65+)	120
BVX-006	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety Secondary Endpoint: immunogenicity	adults between ages of 50 to 64	36
BVX-007 Phase 2b	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: Safety and cell mediated immunity	adults between ages of 18 to 60	219	Safety and cellular immune response of M-001 confirmed.

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

BVX-007

We completed our BVX-007 Phase 2b clinical trial in September 2016. This Phase 2b clinical trial was conducted in Budapest, Hungry, as part of our membership in the UNISEC Consortium that focused on development and evaluation of promising concepts for a universal influenza vaccine. Prior to commencement, we received the requisite regulatory approvals for the clinical trial from the EMA and the relevant Hungarian Regulatory Authority. BVX-007 was designed to evaluate the safety and immunogenicity of M-001 when used ahead of a sub optimal dose of H5N1, an avian influenza vaccine, provided by a Hungarian supplier of seasonal and H5N1 flu vaccines. BVX-007 was conducted in adults between the ages 18 to 60, initially including 222 participants. Following the withdrawal of three participants, the clinical trial was completed with the participation of 219 participants. In July 2017, we announced positive results for the Phase 2b BVX-007 clinical trial: The safety of M-001 (primary endpoint) was confirmed: no treatment related severe adverse events were observed. The primary immunogenicity endpoint was also achieved, a significant cell mediated immunity was observed in the group immunized with 1mg dose of M-001. The secondary immunogenicity endpoint aimed to show enhance HAI antibodies to the H5N1 viruses. Such enhancement was observed towards 1 out of 4 strains tested. It should be noted that the sub optimal dose of the H5N1 vaccine alone induced minimal responses and hence, it might be the reason that the priming effect conferred by the M-001 vaccine was not observed in all H5N1 strains tested in this study.

Ongoing Phase 2 Clinical Trial by the NIAID

On November 20, 2017 we announced the signing of a clinical trial agreement with the NIAID of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using our product candidate, M-001. The primary endpoint of this clinical trial focuses on cell-mediated immunity to the M-001, in addition, it will assess the ability of M-001 in humans to serve as a primer to the QIV seasonal vaccine by enhancing protective immunity to these influenza strains. in April 2018 we reported the first participant enrollment in this clinical trial.

The following table summarizes the structure, design and purpose of this clinical trial:

Clinical trial number	Phase	Location	Regulatory Authority	Trial Design	Trial Purpose	Population	Number of Subjects
BVX-008	2	United States	FDA	A randomized, double-blind, active-controlled phase 2 trial in collaboration with NIAID	Primary Endpoint: Safety & immunogenicity (CMI) Secondary Endpoint: Safety & immunogenicity (HAI)	Adults between ages 18-49	120

Safety and Efficacy Preclinical Trials

We have conducted safety and efficacy preclinical trials in rats and mice. These preclinical trials have demonstrated that M-001 provides an effective flu protection, and an immune reaction against different flu virus strains. During these preclinical trials both humoral and cellular immune reactions were recorded. The preclinical trials provided a proof of concept for all indications. While these results are encouraging, we cannot determine the safety and efficacy of M-001 in human participants based on such preclinical trials.

At a pre-IND meeting held with the FDA in 2012, the FDA indicated that our preclinical trials conducted to that date were sufficient to continue our Phase 2 and Phase 3 clinical trials.

Future Phase 3 Clinical trials

We intend, subject to the successful results of our Phase 3 clinical trial in Europe, to enter into discussions with the U.S. Food and Drug Administration, or FDA, regarding market approval of M-001 in the U.S., and to comply with the applicable requirements. Although we have not yet submitted a Phase 3 Investigational New Drug Application, or IND, to the FDA, we believe that the results of the Phase 2 clinical trials conducted by us so far or to be conducted in the future, as well as of our ongoing pivotal clinical efficacy Phase 3 trial in Europe, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may conduct in the U.S. in the future.

We do not currently have sufficient financial resources to complete Phase 3 clinical trials of M-001 on our own. We intend to seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 without such collaborations.

On March 25, 2019, we have filed a draft of registration statement on form F-1 for a contemplated rights offering.

Upon completion of Phase 3 clinical trials for some or all our indications, we may initiate Phase 4 post-marketing clinical trials to validate the clinical efficacy of our product candidate. We also intend to use future revenues accrued from the commercialization of M-001 (if approved for commercial sale) for a specific indication to finance Phase 3 clinical trials for additional indications.

Competition

Currently marketed flu vaccines are strain-specific. There are many vaccine candidates in development that feature either improved production processes and/or broadened coverage against drifted vaccine strains. BiondVax’s M-001 is unique in that it is (i) A single formulation designed to be effective against seasonal and pandemic influenza strains, including Influenza A and Influenza B and (ii) Most advanced universal flu candidate (6 completed clinical trials, including four Phase 2, and in an ongoing NIH-sponsored Phase 2 trial in the USA and an ongoing Phase 3 trial in Europe), and (iii) Manufactured in E.coli, resulting in significantly shorter production times and cost efficiency, and finally (iv) shelf-life of up to 24 months in refrigerated conditions (testing ongoing), and 6 months at approximately 25°C (room temperature) enabling stockpiling for proactive preparedness.

Currently marketed Influenza Vaccines

Current influenza vaccines are mostly produced and marketed by large fully integrated pharmaceutical companies such as Sanofi Pasteur (FluZone, FluZone High-dose, Vaxigrip, Intanza, Mutagrip, Istivac, and FluBlok following the 2017 acquisition of Protein Sciences Corporation), GlaxoSmithKline (Fluarix, FluLaval, Alpharix , Influsplit ), Seqirus (Afluria, Fluvirin, Fluad, Flucelvax, Agrippal), AstraZeneca (FluMist, Fluenz tetra), and Abbott (Influvac, Imuvac). (Note that some of these are the same vaccine but marketed under different names in different jurisdictions). Flublok is a recombinant protein strain-based influenza vaccine. All currently marketed influenza vaccines are strain-specific, with each vaccine targeting three or four strains.

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

Imutex Limited, a joint venture between SEEK, a privately held UK-based company, and hVIVO PLC, is developing a vaccine based on six specific peptides to induce cellular immunity. In 2011 SEEK published Phase 2 challenge clinical trial results in 28 people which indicated that its vaccine stimulated the immune system and was found to be safe. In April 2016, it was reported that SEEK and hVIVO invested approximately $20 million to create Imutex, a startup with a “Phase 2a ready” universal flu vaccine candidate. In March 2018 and January 2019, Imutex reported their Phase2b challenge trial achieved the primary endpoint of a statistically significant reduction in mild to moderate influenza.

In Q1 2018 Vaccitech Limited raised £20m ($27.1m) in Series A financing by investors including GV, Sequoia China, and Oxford Sciences Innovation. In Q3 Vaccitech decided to stop a Phase 2 trial in which its MVA encoding NP+M1 which is designed to induce a T-cell response against Influenza A virus strains was co-administered with a currently recommended seasonal influenza vaccine. The company announced its intention to continue development of the vaccine.

AltImmune’s NasoVax is an intransally delivered broad seasonal and pandemic T-cell booster recombinant candidate. Results of a Phase 2 trial were reported in Q3 2018. Inovio is developing synthetic DNA vaccines. In May 2012 Inovio reported that in Phase 1 clinical trial the avian influenza vaccine SynCon caused a protective antibody reaction against six strains of H5N1, and in Q1 2018 reported successful results in a pre-clinical challenge study in ferrets. In Q3 2018, the company reported positive immune responses in mice to the Company’s H3N2 influenza DNA vaccine. FluGen is developing REDEE, a vaccine based on a live virus which cannot multiply or cause illness. The U.S. based company has raised $22m from investors and received $13m in federal funds. In 2018, the company announced results of a Phase 1a trial and initiated a challenge trial. Medicago, majority owned by Mitsubishi Tanabe Pharma, manufactures strain-specific vaccines in tobacco, which enables high capacity production compared to current egg-based vaccines. In Q3 2018, the company announced the start of a Phase 3 trial. Vivaldi Biosciences reported two completed Phase 1 and one Phase 1/2 clinical trial of their deltaFLU LAIV vaccine. Vivaldi reports deltaFLU has been shown to stimulate coverage against non-vaccine strains. Vaxart reported results from a Phase 2 trials of its oral adenovirus-based influenza vaccine in Q4 2018. It has been reported that companies including Sanofi and Johnson & Johnson are also working to improve upon currently marketed influenza vaccines. As well, a number of academic laboratories across the world are in the early stages of research of additional potential influenza vaccines including a “chimeric” vaccine at the Icahn School of Medicine at Mount Sinai, New York.

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

Seasonal Effect

Generally, influenza vaccines sales mostly occur during the months of September through November of each year. However, because M-001 is designed to provide long-lasting (multi-year) protection and not just seasonal protection, we believe that M-001 as a universal standalone vaccine, if approved, will not be subject to the seasonality experienced by current (seasonal) influenza vaccines on the market.

Manufacturing

M-001 is produced using modified, non-pathogenic, E.coli bacteria. We produce M-001 in a standard, robust and low cost manufacturing process according to cGMP standard. Our previous production facility was Phase 1 and 2 clinical trial audited and approved for production according to cGMP, by a European qualified person. In October 2015 we entered into a Development and Manufacturing Agreement with a CMO based in the U.S. for the production of clinical batches of M-001 for our current Phase 3 clinical trial. As planned, on August 20, 2018, we announced our move to a new mid-sized factory in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 and commercial use.  Although we contracted with a CMO for the manufacturing of M-001 for Phase 3 clinical trial and commercialization, subject to the completion of our independent production line in our new facility and obtaining the necessary funding and resources, we may decide to manufacture M-001 in-house.

Properties

Office Leasing Agreement

Since August 2018, our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School. We lease this space, which presently consists of a total area of approximately 1,845 square feet, from an unaffiliated third party as of July 18, 2017. The lease period is 10 years with an option for an additional 5 years at our discretion.

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 28.3 million ($7.5 million) for the period ended on December 31, 2018 and at NIS 5.5 million ($1.5 million) for the period ended on December 31, 2017.

Our Main Laboratory

Our Ness Ziona laboratory was audited and approved according to the Good Manufacturing Practice standard pursuant to the European QP directive. Our new facility in Jerusalem consists of laboratories, manufacturing suites, and offices. The laboratories include (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; (ii) virology lab; and (iii) research and development lab. The manufacturing suites, defined as “clean rooms”, include a fermentation suite (“upstream”), a protein purification suite (“downstream”) and formulation suite.

The analytical lab is equipped with advanced equipment and machinery including computerized analytical devices for qualitative and quantitative analysis, equipment for measuring light absorption properties for identifying substances, equipment for measuring weight, acidity and temperature, and equipment for identifying replication of DNA sequences.

Our laboratory also includes a separate technician room which contains our computers and software used to collect the data received from our different devices for the purpose of analyzing it. The lab also contains refrigerators and freezers which are consistently monitored and that are connected to a computerized control system. The production rooms are equipped with a fermentation facility, machinery for filtering and concentrating proteins, a computerized system for the characterization and separation of proteins, as well as equipment allowing us to work under sterile conditions.

The virology lab is equipped with microscopes, incubators for growing bacteria, animal cells and viruses, and equipment enabling us to work under sterile conditions. The work performed at the virology lab involves various virus strains and therefore mandates strict safety conditions and is subject to Israeli environmental regulation.

The facility also includes a Water for Injection (WFI) water purification system. The WFI system is controlled and monitored continuously.

Research and other Grants

Research Grants

Grants under the Israeli Encouragement of Industrial and Development Law

On July 29, 2015, the Israeli parliament amended the Research Law to establish the Israel Innovation Authority, or IIA, which replaced the OCS. The IIA is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. IIA was formed as of January 1, 2016, and new grant tracks and guidelines are published from time to time. Under the amendment, the IIA was granted vast authority to regulate rules and procedures pertaining to obligations of recipients towards the IIA especially in the matters listed in this memorandum. The following is a summary of OCS regulations that apply to us following the receipt of grants since 2006:

Under the Research Law, research and development programs which meet specified criteria and are approved by the research committee of IIA, are eligible for grants. The grants awarded are typically for up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity (as defined in the Royalty Regulations), developed, in whole or in part, within the framework of an IIA--funded project or deriving therefrom. In accordance with the provisions of the Royalty Regulations, royalties are paid at rates ranging between 3% to 6% of the revenues generated by the product, depending on the applicable criteria, and are payable until the repayment of the full amount of the total IIA funding (linked to the US Dollar) and accrued interest (LIBOR). The terms of the IIA support also require that products developed using such grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA. Nothing in the foregoing restricts the export of products that incorporate the funded technology. Should the Research Committee of the IIA approve the transfer of manufacturing rights outside of Israel, the royalty payments will be subject to an increase of up to a cap of 120%, 150% or 300% of the total IIA funding and accrued interest (LIBOR) (depending upon the portion of manufacture outside of Israel), and the royalty rates will be subject to an increase as well. Such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case there is a notification requirement, and the IIA has the discretion to forbid the transfer.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as set forth in the Research Law. The total amount to be repaid to the IIA would also be adjusted to between 120% and 300% of the grants, depending on the volume of manufacturing that is carried out outside Israel.

The Research Law restricts the transfer of know-how funded by the IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior IIA approval and is subject to certain payments to the IIA calculated according to formulae provided under the Research Law. A transfer for the purpose of the Research Law means an actual sale of the IIA-funded know-how, any license to further develop the IIA-funded know-how or the products resulting from the IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of the IIA-funded know-how. A mere license solely to market products resulting from the IIA-funded know-how would not be deemed a transfer for the purpose of the Research Law. It should be noted that there are specific regulations regarding licensing of IIA-funded know-how which allow for payments to the IIA which are pro rata to amounts received by the licensor. published.

If we wish to transfer IIA-funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us for such transfer. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the OCS calculated according to a formula provided under the Research Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a different redemption fee formula that is based, in general, on the ratio between the aggregate amount of IIA grants received by the company and the company’s aggregate research expenses, multiplied by the transaction consideration. As per the As per current regulations, a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA-funded know-how, in whole or in part, or is sold as part of certain merger and acquisition transactions, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above, under contract with the acquiror, the company continues to conduct its research activity in Israel (for at least three years following such transfer and retains on staff at least 75% of the number of research employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable. There are specific caps that are applicable to licensing transactions, which also result in a cap of no more than six times the amount received (plus annual interest).

Subject to prior consent of the IIA, the company may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee (we note that there will be an obligation to pay royalties to the IIA from the income of such sale transaction as part of the royalty payment obligation). In such case, the acquiring company would have to assume all of the selling company’s responsibilities towards the IIA as a condition to IIA approval.

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Research Law and related regulations. As of December 31, 2018, we have received a total of $5.5 million in IIA grants.

We have not received additional OCS grants from December 31, 2018 through the date of this annual report.

Finance Contract – European Investment Bank

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to Euro 20 million, which was extended to Euro 24 million as described in this annual report, and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. The finance contract is subject to the Horizon 2020 framework programme of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Programme), which provides that the financing shall be used rationally and in the interest of the European Bank.

Prior to its extension to Euro 24 million, the EIB financing was made available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows: (i) the first tranche shall be available during the 12 months following the date of the finance contract, in an amount of Euro 4-6 million; (ii) the second tranche shall be available during the 24 months following the date of the Finance Contract, in an amount of Euro 4-6 million, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials; (iii) the third tranche shall be available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche shall be equal to up to Euro 20 million, and shall be paid subject to receipt of authorization to launch the phase 3 clinical trials. To date, we have drawn down all three tranches of the loan made available prior to its extension to Euro 24 million and have received Euros 20 million.

The Management Committee of the European Investment Bank (EIB) has agreed to extend the financing agreement by an additional Euro 4 million to Euro 24 million. The additional funds will be used in support of the ongoing Phase 3 trial. With the additional funds, the trial’s second cohort is expected to increase up to 8,000 participants, bringing the planned total size of the trial to approximately 12,000 participants. The increase in the number of participants is intended to compensate for the relatively mild 2018/19 flu season in Europe. The additional Euro 4 million will be disbursed upon enrollment of the first participant in the clinical trial’s second season and $US 10 million of funds to be disbursed pro rata being provided by the Company.

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

In addition, and as consideration to the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues as reported in the Company’s annual financial statements, for a period of twelve years, or for a period longer than twelve years and subject to EIB realizing a cash-on-cash multiple of 2.8.

As of December 31, 2018, we have drawn a sum of Euro 20 million ($23 million) in EIB loan.

The Finance Contract includes certain representations and warranties provided by the Company. The Company shall pay all taxes, duties, fees and other impositions applied in connection with this Finance Contract. The Finance Contract shall be governed by the laws of England and Wales and the courts of England shall have exclusive jurisdiction to settle any dispute.

The Finance Contract shall be subject to a security agreement, or the Security Agreement, creating a first ranking floating charge over all assets of the Company in favor of EIB, which will exclude assets and/or intellectual property rights subject to the license agreement between the Company and YEDA.

Grant from the European Union - UNISEC

We are a member of the UNISEC Consortium. The UNISEC Consortium has received a grant in the amount of Euro 6 million from the European Union, of which we expect to receive approximately Euro 0.5 million (approximately $0.6 million) to finance our BVX-007 clinical trial. In June 2013, we entered into a framework agreement with the Department of Pharmaceutical Technology and Biopharmacy of Groningen University, or the Coordinator, and the 11 other members of the Consortium. The framework agreement, which has a term of four years, defines the rules of conduct of the Consortium as well as the conditions of our grant, based upon Regulation (EC) No 1906/2006 of the European Parliament and the council of 18 December 2006. Pursuant to the framework agreement, we undertook to lead and coordinate the research of cellular immune reaction as a possible indicator for the effectiveness of a universal influenza vaccine. Results, including information, whether or not they can be protected, that are generated under the project, and including rights related to copyright, design rights, plant variety rights or similar forms of protection, or Foreground, shall be owned by the party carrying the work under the framework agreement. The Foreground shall be transferrable or published only by the owner with a written prior notice to the parties of the framework agreement. Where Foreground is capable of industrial or commercial application, its owner must provide for adequate and effective protection. If the owner does not intend to proceed with filing the necessary intellectual property protections, it must provide notice to the European Commission, who then may file the protection itself. According to the framework agreement, we may enter into a subcontract agreement with a third party; however, we will remain solely responsible for the implementation and compliance under the framework agreement. In addition, we are solely liable for the use of any proprietary rights of third parties. We will not be responsible to any other party to this framework agreement for any indirect or consequential loss or similar damage, provided such act was not caused by a willful act or by a breach of confidentiality. We will not be considered in breach of the framework agreement in the event that the breach is caused by Force Majeure, defined as any unforeseeable and exceptional event affecting the fulfillment of any obligation under this framework agreement by the parties, which is beyond their control and cannot be overcome despite their reasonable endeavors. The framework agreement sets the terms and conditions by which the parties may make joint decisions, and, under certain provisions, allows us to cast veto vote on a specific decision. All payments shall be paid to us by the Coordinator according to a payment schedule and following the submission of a financial management report. Should we spend less than the grant we received, we shall be funded according to our actual expenditures. If we terminate the framework agreement, we will be obligated to return all payments received and bear any reasonable and justifiable additional costs occurring to the other Parties in order to perform its and their tasks, except the amount of contribution accepted by the European Commission or another contributor. The framework agreement is subject to European Union Law and the laws of Belgium, and the Court of Justice of the European Union shall have sole jurisdiction.

Grant for the Construction of a Manufacturing Facility in Jerusalem

On March 28, 2017, we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budget, to be utilized towards the construction for the production of Phase 3 and commercial batches of the Company product candidate, M-001.

The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years following receipt of the grant; (c) subject to the EIB’s approval, a floating charge over our assets (excluding assets and/or intellectual property rights subject to the license agreement between the Company and YEDA.

 Raw Materials and Supplies

Our suppliers provide us with equipment, materials and services used for the research and development of M-001. The main raw materials required for producing M-001 are standard bacteria culture mediums. The equipment, materials and services we use for research varies in accordance with the specific research and development we perform. We believe that the raw materials that we require to manufacture M-001, as well as the raw materials that we require for our research and development operations relating to M-001, are widely available from numerous suppliers and are generally considered to be generic pharmaceutical materials and supplies. However, replacing approved suppliers may incur delays and require additional efforts.

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

The process required by the FDA before a new drug product may be marketed in the United States generally involves the following: completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations; submission to the FDA of an IND, which the FDA must allow to become effective before human clinical trials may begin and must be updated annually; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication; and submission to the FDA of an NDA for a drug, and Biologic License Application for biological product, after completion of all pivotal clinical trials.

An IND application is a request for authorization from the FDA to administer an investigational drug product to humans. Although none of our clinical trials protocols were conducted pursuant to an FDA approval, we have had two pre-IND meetings in 2008 and 2012 with FDA representatives on various aspects of M-001 and the clinical development program. The 2012 meeting served as the basis for our IND application submission in June 2013. In June 2013 we submitted an IND application to the FDA for a contemplated Phase 2 clinical trial intended to be conducted in the U.S. This Phase 2 clinical trial was designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine, by administering M-001 to participants prior to the administration of the H5N1 vaccine. This IND application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. The FDA reviewed and commented on our IND application and requested, among other things, that we provide to the FDA, prior to the commencement of the proposed clinical trial, information regarding the H5N1 vaccine selected for use in this proposed clinical trial and a summary of the toxicological effect of M-001.We provided the information regarding the toxicology of M-001 as requested; however, we were unable to locate a source for or otherwise acquire the H5N1 vaccine (which was not publicly available) from a manufacturer approved for the purpose of performing clinical trials in the U.S. As a result, we were not able to satisfy the FDA’s request for information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.). Without such information, we could not complete our IND application and the FDA placed a clinical hold on the trial. In light of these events, we elected to convert our IND application into a Drug Master File. In the future, we intend to submit an IND application to the FDA for initiating Phase 3 clinical trials in the U.S., either with one or more future collaborators, or, subject to available funds, on our own, in support of FDA approval to market M-001 in the U.S.

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

Generally three phases of clinical trials are conducted prior to receiving regulatory marketing approval: Phase 1 clinical trials are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of eligible participants (Phase 2) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. In the case of vaccines, the participants are healthy and the signs of efficacy can be obtained in early Phase 1, therefore this Phase is defined as Phase 1/2. Phase 3 clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

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

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the drug product will be formulated and where the drug will be produced, it may issue an approval letter or, instead, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could also approve the BLA with a risk evaluation and mitigation strategy to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, participant registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

After regulatory approval of a drug product is obtained, the drug producer is required to comply with a number of post-approval regulations. As a holder of an approved BLA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or in participant populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and other promotional activities. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

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

To date, all but one of our completed clinical trials were conducted in Israel.

The Encouragement of Industrial Research and Development Law, 5744-1984

We received grants from the IIA and are therefore subject to the provisions of the R&D Law and a number of related restrictions. See “Business — Research Grants — Grants under the Israeli Encouragement of Industrial and Development Law.”

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

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, and optional for those products that are highly innovative or for which a centralized process is in the interest of participants. Under the centralized procedure in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as heavy disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

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

Intellectual Property

As of December 31, 2018, we exclusively licensed two families of patents and own three additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia, Japan and other countries. There are also pending patent applications relating to these patent families in various jurisdictions, including Brazil, all of which are active applications that have yet to be approved. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use. Our patents and patent applications are expected to expire in Europe between 2019 and 2035 and in United States between 2020 and 2035.

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

Title: MULTIMERIC MULTIEPITOPE INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

Priority: US Prov. 60/953498 filed 02-Aug-2007

PCT WO2009/016639 filed: 03-Aug-2008

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2008281384	03-Aug-2008	2008281384	03-Aug-2028	granted
Brazil	PI 0815008-7	03-Aug-2008	PI0815008-7	03-Aug-2028	examination
Canada	2695399	03-Aug-2008	2965399	03-Aug-2028	granted
China	200880101581.0	03-Aug-2008	ZL200880101581.017	03-Aug-2028	granted
EURASIA (RUSSIA)	201070219	03-Aug-2008	017887	03-Aug-2028	granted
Europe Austria Belgium Croatia Czech Republic Denmark Finland France Germany Hungary Ireland Italy Luxembourg Netherlands Poland Portugal Romania Spain Sweden Switzerland Turkey UK	08789738.5	03-Aug-2008	2173376	03-Aug-2028	granted
Hong Kong	10109239.0	03-Aug-2008	1142809	03-Aug-2028	granted
India	670/DELNP/2010	03-Aug-2008	290866	03-Aug-2028	granted
Israel	203508	03-Aug-2008	203508	03-Aug-2028	granted
Japan	2010-518815	03-Aug-2008	5654345	03-Aug-2028	granted
Korea	10-2010-7003351	03-Aug-2008	10-1580660	03-Aug-2028	granted
Mexico	MX/A/2010/001284	03-Aug-2008	302245	03-Aug-2028	granted
USA	12/671617	03-Aug-2008	8747861	18-Aug-2031***	granted
USA	14/263359	03-Aug-2008	US2014/02886982	03-Aug-2028	granted

*** Due to patent term adjustment of 1110 days

Title: MULTIMERIC MULTIEPITOPE POLYPEPTIDES AS ENHANCERS FOR SEASONAL AND PANDEMIC INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2012/114323 filed: 22-Feb-2011

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2011360572	22-Feb-2011	2011360572	22-Feb-2031	granted
Canada	2828068	22-Feb-2011		22-Feb-2031	allowed
USA	14/000815	22-Feb-2011	9303070	13-May-2031*	granted

* Due to patent term adjustment of 80 days

Title: VACCINE COMPOSITIONS OF MULTIMERIC-MULTIEPITOPE INFLUENZA POLYPEPTIDES AND THEIR PRODUCTION

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2015/151103 filed: 01-April-2015

Priority: US Prov. 61/974449 filed 03-Apr-2014

Country	Application No.	Filing Date	Publication No.	Expiration Date	Status
Australia	2015242154	01-Apr-2015		01-Apr-2035	examination
Canada	2944768	01-Apr-2015		01-Apr-2035	filed
China	201580017121X	01-Apr-2015	CN106163553	01-Apr-2035	filed
Europe	15773045.8	01-Apr-2015	3125931	01-Apr-2035	filed
Hong Kong	17101579.8	01-Apr-2015	1227739	01-Apr-2035	filed
India	201627032852	01-Apr-2015		01-Apr-2035	filed
Israel	248055	01-Apr-2015		01-Apr-2035	filed
Japan	2016-559415	01-Apr-2015		01-Apr-2035	examination
USA	15/300529	01-Apr-2015	20170173142	01-Apr-2035	examination

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

We are not permitted to assign the license agreement to third parties without Yeda’s prior consent, unless in the framework of our merger with another entity, as a result of which we are not the surviving entity, subject to certain conditions and requirements under the license agreement. We are however entitled to grant sublicenses under the license agreement, subject to Yeda’s prior written approval, provided, among other things, that any sublicense shall expire upon termination of the license agreement and that the licensee (s) shall be bound by confidentiality obligations similar to our confidentiality obligations under the license agreement. The sublicense shall not be transferable or sub licensable. To date we have yet to enter such sublicense agreement. If we sublicense our products we will be obligated to pay Yeda the following royalties: (i) 45% of consideration received (whether monetary or otherwise) by us for the grant of or pursuant to sublicenses or in connection with sublicense options executed prior to the completion of Phase 1 clinical trials; (ii) 35% of consideration received by us up to the first $20 million and 25% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 1 clinical trials and prior to the completion of Phase 2 clinical trials; (iii) 20% of consideration received by us up to the first $20 million and 15% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 2 clinical trials. We are not obligated to pay Yeda any royalties or other payments with respect to (a) the use or disposal of a product, without consideration, for the sole purpose of conducting clinical trials in respect of such product; or (b) any product in any country after the expiry of the license in such country with respect to the product.

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

Since August 2018, our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

For the year ended December 31, 2018, our office and laboratory leasing costs amounted to NIS 480,103.

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 28.3 million ($7.5 million) for the period ended on December 31, 2018 and at NIS 5.5 million ($1.5 million) for the period ended on December 31, 2017.

For a description of our current laboratory see Item 4B. “Business Overview – Manufacturing”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2018 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the IASB.

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

Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2016, 2017 and 2018, we had net losses of $2,452, $9,220 and $23,407 thousands, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2018, we had an accumulated deficit of approximately $56,335 thousands and we expect to experience negative cash flow for the foreseeable future.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, and, to date, have not to generated revenues.

To date, we have funded our operations primarily through the sale of equity securities (both in private placements, in public offerings on the TASE and the NASDAQ Capital Market) and funding received from the IIA formerly known as the OCS. From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 20.1 million ($5.3 million) in various private placements. We received approximately NIS 10.12 million ($2.7 million) in net proceeds from our initial public offering in Israel and have raised an additional NIS 49.6 million ($13.2 million) from various public offerings since June 2007 in Israel. We received gross proceeds of approximately $10.12 million from our initial public offering in the U.S. in May 2015, and approximately $8.54 in net proceeds. Our expenses for the initial public offering in the U.S. amounted to $1.49 million, in addition to the grant of options to our underwriter valued at $90,000, for no consideration. We have received gross proceeds of approximately $2.8 million from a private placement transaction with Angels in January 2017, and $3.2 million from ADS issuance under our ATM program, which was terminated as of September 13, 2017. We have also raised approximately $10.4 million in gross proceeds in a public underwritten offering completed in September 2017. During 2018, we have received NIS 84.3 million ($22.5 million ) as loans from the European investing bank As of December 31, 2018, we had approximately NIS 75.8 million ($20.2 million), of cash and cash equivalents. We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds during 2019, to further develop our research and development programs and our product candidate. As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the year ended December 31, 2018, our net loss was approximately NIS 87.7 million ($23.4 million), respectively.

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

Since 2006 and through December 31, 2018, we have received $5.5 million in OCS grants.

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

Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents, foreign currency exchange income and warrants valuation. Financial expenses consist primarily of expenses related to bank charges foreign currency exchange expense and financial liabilities valuation.

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

Since our development projects are currently in Phase 3 clinical trials, the management estimate that future economic benefits of the project are possible, therefor liability with respect to the OCS was recorded to date in the sum of NIS 14.6 million ( approximately $3.9 million)

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2018.

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

Comparison of Period to Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2018 as compared to the years ended December 31, 2017, 2016, 2015 and 2014:

	2014	2015	2016	2017	2018	2018
						Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	6,441	10,736	9,397	19,423	72,056	19,225
Participation by the IIA and UNISEC	(949)	(2,830)	(1,603)	(646)	(143)	(38)
Research and development, net of participations expenses	5,492	7,906	7,794	18,777	71,913	19,187
Marketing, general and administrative expenses	2,650	3,397	4,106	4,879	5,154	1,375
Operating loss	8,142	11,303	11,900	23,656	77,067	20,562
Financial income	394	1,128	3,019	18	2,936	783
Financial expenses	(16)	(24)	(303)	(10,913)	(13,596)	(3,628)
Financial income (expenses), net	378	1,104	2,716	(10,895)	(10,660)	(2,844)
Net loss	7,764	10,199	9,184	34,551	87,727	23,407
Loss from available-for-sale financial assets	4	5	6	6	-	-
Total comprehensive loss	7,768	10,204	9,190	34,557	87,727	23,407
Basic and Diluted net loss per share (NIS)	0.14	0.1	0.07	0.17	0.34	0.09
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	54,286	105,523	135,097	201,031	261,420	261,420

	December 31,
	2016	2017		2018	2018
					Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	15,705		71,382	75,883	20,246
Short-term deposits	7,602		-	-	-
Marketable securities – short term	2,017		-	-	-
Other receivables	815		3,923	965	258
Marketable securities – long term	2,050	-	-	-	-
Property, plant and equipment	1,443		5,510	28,249	7,537
Other long term assets	478		880	740	197
Total assets	30,110		81,695	105,837	28,238
Trade payables	686		6,223	20,723	5,529
Other payables	689		660	1,076	287
Warrants	3,043		8,177	6,168	1,645
Liability in respect of government grants	-		10,300	14,643	3,907
Loan from others	-		-	94,360	25,176
Severance pay liability, net	76		83	82	22
Total liabilities	4,494		25,443	137,052	36,567
Total shareholders’ equity	25,616		56,252	(31,215)	(8,328)

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Research and Development Expenses, net

Our research and development expenses, net for the year ended December 31, 2018 amounted to NIS 71.9 million ($19.2 million) compared NIS 18.8 ($5 million) for the year ended December 31, 2017. The increase in 2018 compared to 2017 was primarily a result of the clinical trial phase 3 expenses of NIS 53.6 ($14.3 million).

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2018 amounted to NIS 5.1 million (approximately $1.37 million) compared to NIS 4.8 million (approximately 1.3 million) for the year ended December 31, 2017. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Net

Our financial expenses, net for the year ended December 31, 2018 amounted to NIS 10.6 million ($2.8 million) primarily from financial expenses in respect of loans from EIB and government grants.. Our financial expenses, net for the year ended December 31, 2017 amounted to NIS 10.9 million ($2.9 million) from primarily from exchange differences on cash and cash equivalent and revaluation of the warrants. Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2018 was NIS 87.7 million ($23.4 million), compared to our net loss for the year ended December 31, 2017 of NIS 34.5 million ($9.3 million). The increase in 2018 compared to 2017 primarily resulted from our research and development expenses and marketing, general and administrative expenses as described above.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Research and Development Expenses, net

Our research and development expenses, net for the year ended December 31, 2017 amounted to NIS 18.8 million ($5 million) compared NIS 7.8 ($2.1 million) for the year ended December 31, 2016. The increase in 2017 compared to 2016 was primarily a result of increase in liability with respect to government grants of NIS 10.3 ($2.7 million) which was recorded as an expenses due to revenues forecast.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2017 amounted to NIS 4.8 million ($1.3 million) compared to NIS 4.1 million 1.1 million) for the year ended December 31, 2016. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Net

Our financial expenses, net for the year ended December 31, 2017 amounted to NIS 10.9 million ($2.9 million) primarily from exchange differences on cash and cash equivalent and revaluation of the options. Our financial income, net for the year ended December 31, 2016 amounted to NIS 2.7 million ($0.7 million)

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2017 was NIS 34.5 million ($9.2 million), compared to our net loss for the year ended December 31, 2016 of NIS 9.1 million ($2.4 million). The increase in 2017 compared to 2016 primarily resulted from our research and development expenses and marketing, general and administrative expenses as described above.

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

	Three Months Ended
	Mar-31	Jun-30	Sept. 30	Dec. 31	Mar-31	Jun-30	Sept. 30	Dec. 31
	2017				2018
Research and development, net of participations (in thousand NIS)	1,874	2,022	1,174	13,707	11,745	29,205	4,347	26,616
Research and development, net of participations (in thousand US dollars)(1)	541	583	339	3,953	3,134	7,792	1,160	7,101
marketing, general and administrative (in thousand NIS)(1)	1,094	569	2,036	1,180	884	1,445	1,475	1,350
marketing, general and administrative (in thousand US dollars)	316	164	587	340	236	386	394	360
Operating loss (in thousand NIS)	2,968	2,591	3,210	14,887	12,629	30,650	5,822	27,966
Operating loss (in thousand US dollars) (1)	856	747	926	4,293	3,370	8,178	1,554	7,461
Financial expenses (income), net (in thousand NIS)	8,864	9,081	(4,513)	(2,537)	1,573	(339)	902	8,524
Financial expenses (income), net (in thousand US dollars) (1)	2,557	2,619	(1,303)	(730)	420	(90)	241	2,274
Net loss (in thousand NIS)	11,832	11,672	(1,303)	12,350	14,202	30,311	6,724	36,490
Net loss (in thousand US dollars) (1)	3,413	3,367	(376)	3,562	3,790	8,088	1,795	9,734

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

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

As of December 31, 2018, we had cash and cash equivalents of NIS 75.8 million ($20.2 million) as compared to NIS 71.3 million ($19 million) as of December 31, 2017. This increase is attributable a loan taken from the European investment bank in the sum of NIS 84.3 million ($22.5 million) during the year ended December 31, 2018.

Net cash used in operating activities was NIS 57.2 million ($15.26 million) for the year ended December 31, 2018, compared with net cash used in operating activities of NIS 10.05 million ($2.7 million) for the year ended December 31, 2017.

Net cash used by invest activities for the year ended December 31, 2018, was NIS 23.5 million ($6.2 million) compared with net cash provided by investing activities of NIS 6.7 million ($1.8 million) for the year ended December 31, 2017, and primarily reflects purchase of fixed assets and change in long term assets.

Net cash provided by financing activities for the year ended December 31, 2018 was NIS 84.3 million ($22.5 million) mostly from loans taken from the European investment bank compared NIS 61.8 million ($16.5 million) as of December 31, 2017, which derived from issuance of shares and options to the public and private placements.

At December 31, 2018, our accumulated deficit amounted to $56.3 million. We had working capital of $14.6 million as of December 31, 2018. In the future, we may raise additional capital from external sources in order to continue the longer term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

On March 25, 2019, we have filed a draft of registration statement on form F-1 for a contemplated rights offering.

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

Application of Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2018.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2018 included the following (in thousands):

	1 – 3 Years	4 – 5 Years	More than 5 Years	Total
Operating Lease Obligations in NIS	3,369	2,179	5,385	10,932
Operating Lease Obligations in USD	947	612	1,513	3,073

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of eight members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers. The business address for each of our executive officers and directors is c/o BiondVax Pharmaceuticals Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel.

Name	Age	Position
Avner Rotman	74	Chairman of the Board of Directors
Mark Germain	68	Vice Chairman of the Board of Directors
Ron Babecoff	56	Chief Executive Officer and Director
Tamar Ben Yedidia	55	Chief Scientist
Uri Ben Or	48	Chief Financial Officer
Michal Marom Brikman(1)	48	Director
George H. Lowell	72	Director
Morris Laster(1)	53	Director
Ruth Ben Yakar(1)	48	Director
Isaac Devash	56	Director

(1)	Member of the Audit Committee and of the Compensation Committee.

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

Mr. Mark Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions.  He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991.  In addition to being a director of BiondVax, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and has served as a director on the board of Pluristem Therapeutics since 2007, including time as Co-Chairman. Mr. Germain also serves or served as a director of the following companies that were reporting companies in the past: ChromaDex, Inc., Stem Cell Innovations, Inc., Omnimmune Corp. and Collexis Holdings, Inc.  He is also a co-founder and director of a number of private companies in and outside the biotech field.

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

In September 2016 Professor Shai Ashkenazi was appointed to serve as a member of our Scientific Advisory Board. Professor Ashkenazi will receive a compensation for his services under similar terms and conditions to those granted to previous members appointed to serve in the Advisory Board in the past, as follows: as compensation for his services, Professor Ashkenazi will be paid $ 1,000 per day (or part thereof) on which he provides consultation services to the Company. Professor Ashkenazi will be reimbursed for all out-of-pocket expenses. In addition, Professor Ashkenazi will receive unregistered options exercisable for up to 54,000 ordinary shares, no par value each, representing 1,350 ADSs, under the Company’s option plan, intended to be approved at the upcoming annual general shareholders meeting, at a per share exercise price of $0.12. The Options are scheduled to vest in four equal installments, 13,500 shares, commencing on the first anniversary date of the appointment and on each anniversary thereafter until all Options are vested at the fourth anniversary.

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

Compensation of Directors and Executive Officers

Compensation to Directors

During 2018, we paid our members of our audit and compensation committee, Dr. Ruth Ben Yakar and Ms. Michal Marom Brikman , an annual fee of NIS 76,022 ($21,927) for meetings participation and annual fee.

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

Subject to the approval of the Company’s shareholders, our compensation committee and our board of directors have approved a services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company, to include: (1) the grant of options under the Company’s ESOP exercisable to purchase up to 130,710 ADSs, representing 2% of the current outstanding share capital of the Company (1.5% on a fully diluted basis); (2) a monthly payment of $10,000.

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

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2018. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (thousand NIS)	Salaries, fees, commissions and bonuses (thousand USD)(1)	Pension, retirement, options and other similar benefits (thousand NIS)	Pension, retirement, options and other similar benefits (thousand USD)
All directors and senior management as a group, consisting of 9 persons (2)	2,510	670	570	152

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2018, at the rate of one U.S. dollar per NIS 3.748.

(2)	Includes compensation paid to Liora Katzenstein who served as an external Director until June 2018 in accordance with the Companies Law and Regulations promulgated hereof.

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2018.

Annual Compensation (excluding option grants)	December 31, 2018		December 31, 2017
Name	Salary and related benefits (in NIS)	Salary and related benefits (in $US)(1)	Salary and related benefits (in NIS)	Salary and related benefits (in $US)(1)
Avner Rotman	72,000	19,210	72,000	19,210
Ron Babecoff	1,087,727	290,215	1,007,000	268,677
Tamar Ben Yedidia	573,070	152,900	525,000	140,075
Ruth Ben Yakar	59,945	15,994	53,000	14,141
Michael Marom Brikman	58,739	15,672	54,000	14,408
Irit Ben Ami	-	-	23,000	6,137
Morris Laster	44,626	11,907	-	-
Mark Germain	248,398	66,275	-	-
Uri Ben Or	335,242	89,446	534,000	142,476

(1)	“Salary and related benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31 2018, at the rate of one U.S. dollar per NIS 3.748

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

Services and Employment Agreements with Our Chief Executive Officer

Ron Babecoff

Dr. Babecoff is one of our founders and has served as the CEO and a member of our board of directors since 2005. We retained Dr. Babecoff’s services through Ron Executive Ltd., a company solely owned by him, with which we entered into a management services agreement on April 1, 2007, as later amended on April 18, 2012, and extended and further amended as described below. Under the agreement, Dr. Babecoff received a monthly salary of NIS 52,500 plus VAT. We also provide Dr. Babecoff with a leased company car. In addition, in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of US$10,000,000) with any third party during the term of Dr. Babecoff’s engagement with us or during a period of three years commencing on the date of the termination of the management services agreement by us, Dr. Babecoff shall be entitled to receive a one-time bonus per material agreement equal to 1.75% of the proceeds received by us as a result of the material agreement. The term of Dr. Babecoff’s agreement was to expire on April 1, 2015, unless earlier terminated. Dr. Babecoff’s service agreement may be terminated by us upon nine months prior written notice or immediately if terminated for cause (i.e., termination due to a material breach by Ron Executive Ltd. of its obligations under the employment agreement, a breach of trust, malfeasance or gross negligence by Ron Executive Ltd. and/or Dr. Babecoff; or the conviction of Ron Executive Ltd. and/or Dr. Babecoff of any felony). Ron Executive Ltd. may also terminate the service agreement upon 90 days’ prior written notice.

On January 18, 2015, our shareholders meeting approved an extension of Dr. Babecoff’s agreement, under the same terms and conditions, for an additional period of five years. Dr. Babecoff also serves as a director in our company, for which he received unregistered options as compensation.

Subject to the approval of the Company’s shareholders, our compensation committee and our board of directors have, on April 30, 2018, approved the extension of the management service agreement between the Company and Dr. Babecoff for additional five (5) years, and have approved new compensation terms, as follows: (1) Dr. Babecoff shall be entitled to a 2% salary raise each year for 5 years; (2) the grant of 8,633,310 restricted share units, or RSUs, represented by 215,832 American Depositary Shares (“ADSs”, each ADS represents 40 ordinary shares no par value) representing 3.3% of the then current outstanding share capital of the Company (2.48% on a fully diluted basis), in lieu of his forfeiture of 5,929,503 options previously granted to Dr. Babecoff; (3) the grant of a onetime bonus equal to 12 monthly salaries in an aggregate amount of NIS 960,000, in recognition of Dr. Babecoff’s recent extraordinary achievements and performance; (4) the grant of an annual bonus for the year of 2018, in an amount equal to up to 9 monthly salaries of Dr. Babecoff, subject to the fulfillment of annual targets as determined by the board of directors., On January 16, 2019, our compensation committee determined that Dr. Babecoff had fulfilled the relevant annual targets with respect to the annual bonus for the year of 2018.

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

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved Ms. Tamar Ben Yedida’s monthly salary from NIS 27,300 to NIS 30,000 and on August 2018 from 30,000 to 32,500 in compliance with our compensation plan. On the same dates, our compensation committee and the Board of Directors also approved granting Ms. Tamar Ben Yedida additional 500,000 unregistered options in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of the date of this annual report, Dr. Ben Yedidia held options to purchase 920,000 ordinary shares, of which 920,000 are fully vested.

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

On May 26 and 28, 2015, our compensation committee and the Board of Directors, respectively, approved the grant of 500,000 unregistered option in accordance with our 2005 Israeli Share Option plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. As of as of the date of this annual report, Mr. Uri Ben Or held options to purchase 620,000 ordinary shares, of which 620,000 are fully vested.

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

As of December 31, 2018, we have 21 employees, 3 of whom employed in finance and administration and 18 of whom were employed in research and development. These employees are in Israel.

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

	Ordinary Shares		Percent of Class%
Directors and Executive Officers
Ron Babecoff	11,537,503	(1)	4.28%
Avner Rotman	238,900	(2)	*
George H. Lowell	435,000	(3)	*
Uri Ben Or	820,000	(4)	*
Tamar Ben Yedidya	1,270,000	(5)	*
All executive officers and directors as a group (5 people)	14,301,403		5.3%
	53,760,832
Angels Investments in Hi Tech Ltd.	19,000,000	(6)	20.56%
Eastern Capital Limited	14,360,000	(7)	7.27%
IBEX Investors, LLC	11,537,503	(8)	5.49%

*	Less than 1%.

(1)	Consists of 5,528,000 ordinary shares, 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021 and 5,929,503 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of August 3, 2025.

(2)	Consists of 158,900 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.

(3)	Consists of 355,000 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 31, 2021.

(4)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 70,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of November 26, 2022, 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of August 7, 2020 and 500,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of October 15, 2025.

(5)	Consists of 5,000 ADSs, representing 200,000 ordinary shares, 150,000 ordinary shares, 120,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 26, 2022, 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 8, 2020, and , 500,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.7461 per share and with an expiration date of November 26, 2022

(6)	Consists of 33,760,832 ordinary shares and 20,000,000 ordinary shares represented by 500,000 ADSs.

(7)	Consists of 19,000,000 ordinary shares represented by 475,000 ADSs.

(8)	Consists of 14,360,000 ordinary shares represented by 359,000 ADSs.

B.	Related Party Transactions

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

Payment to Dr. Ron Babecoff

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

Dr. Babecoff entered, on August 13, 2018, into a conditional arrangement agreement with the Israeli Tel Aviv District Attorney, to conclude the investigation proceedings against Dr. Babecoff without filing an indictment. Dr. Babecoff has fulfilled all the conditions specified in the agreement and the investigation has been closed.

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

No significant changes have occurred since December 31, 2018, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Price Range of our ADSs

Our ADSs have been trading on the Nasdaq Capital Market under the symbols “BVXV” and “BVXVW”, respectively. The following tables set forth for the periods indicated the high and low sales prices per ADS and ADS warrants as reported on the NASDAQ Capital Market:

BVXV
Month Ended	High	Low
Annual:
2018	$7.49	$3.97
Quarterly:
Fourth Quarter 2018	$5.99	$3.97
Third Quarter 2018	$6.78	$5.50
Second Quarter 2018	$6.93	$5.55
First Quarter 2018	7.49	5.43
Most Recent Six Months:
April, 2019	$7.18	$5.43
Mar-19	$5.59	$4.76
Feb-19	$5.80	$4.83
Jan-18	$5.60	$4.82
December 31, 2018	$5.70	$3.97
November 30, 2018	$5.99	$5.32

BVXVW
Month Ended	High	Low
Annual:
2018	$1.95	$0.69
Quarterly:
Fourth Quarter 2018	$1.17	$0.69
Third Quarter 2018	$1.35	$1.15
Second Quarter 2018	$1.59	$1.10
First Quarter 2018	$1.95	$1.10
Most Recent Six Months:
April, 2019	$1.45	$0.31
Mar-19	$0.55	$0.31
Feb-19	$0.75	$0.41
Jan-18	$1.00	$0.75
December 31, 2018	$1.15	$0.81
November 30, 2018	$1.15	$0.92

On April 26, 2019, the last reported sale price of our ADS and the ADS warrants on the Nasdaq Capital Market was $7.05.

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

Following the approval of the annual and extraordinary shareholders meeting from March 28 2018, our authorized share capital consists of 600,000,000 ordinary shares, no par value each. As of December 31, 2018 and as of this annual report, there were 261,419,599 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Other than the license agreement with Yeda, the finance agreement with the European Investment Bank, our lease agreement for the new mid-sized factory in Jerusalem, all referred to elsewhere in this annual report, the agreement with our CMO and CRO, the ATM Agreement and the investment agreement described below, we have not entered into any other material agreements (other than agreements entered into in the ordinary course of business) in the two years immediately preceding the date of this annual report.

Master Service Agreement with a CRO

On March 8, 2018, we entered into a Master Service Agreement with a contract research organization, or CRO, engaged in the business of providing clinical research, data management and related services in the pharmaceuticals, biotechnology and medical device industries, to assist with our current phase 3 pivotal clinical trial in Europe.

The CRO’s responsibilities will include preparing and maintaining a complete and accurate written and/or electronic records, accounts, materials and all other data and reports, continuous contact with the Company’s representative, monitoring the performance of the study sites and investigational terms, conducting audits of the study and conducting an audit, control or inspection of the study and to monitor and audit the activities of the investigators and members of the study team during the study.

In exchange for the services provided by the CRO, we have agreed to pay cash consideration. The agreement may be terminated with an immediate effect in case of a material breach by the other party, if such breach is not cured within 30 days from the date of delivery of a written notice on the discovered breach to the other party. In addition, we may terminate the agreement by giving a 45 day written notice.

Master Service Agreement with a CMO

On September 24, 2015, we entered into a Master Service Agreement with a CMO for the manufacture of M-001 for phase 3 clinical trial at the CMO’s facility located in the U.S.

Pursuant to this agreement, the CMO will be responsible for performing all necessary tests to the components and raw materials supplied, as well as for procuring, testing, releasing and maintaining the inventory of all raw materials necessary to perform the services and shall maintain adequate stockpile. In addition, the CMO will be responsible to manufacture, package, ship, store and test the product and raw materials, maintain any state or local licenses required to operate a facility performing and management controls in place to track and trend investigations and commitments.

We may terminate this agreement by provide at least 30 days written notice to the CMO without penalty. In addition, the agreement may be terminated with a 30 day notice of a material breach, if such breach has not been cured within the time allotted under this agreement.

Investment Agreement

On January 1, 2017, we entered into an Investment Agreement with Angles Investments in Hi Tech Ltd., or the Investor, a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor, for the issuance of ordinary shares of the Company. Pursuant to the terms of the Agreement, the Investor invested in the Company amount equal to NIS 10,904,749 (approximately $2.83 million), or the Investment Amount. In consideration for the Investment Amount, the Company issued to the Investor 33,760,832 ordinary shares of the Company, NIS no par value (equivalent to approximately 844,000 ADSs). The Investment Amount represented a price per share that is equal to the closing share price on TASE as of December 29, 2016, which was NIS 0.323 per share, 19.99% of the Company’s issued and outstanding capital, and 12.08% of the Company’s issued and outstanding capital on a fully diluted basis.

The issued shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States or to a U.S. Persons (other than distributors) unless registered under the Securities Act or an exemption therefrom is available. The issued shares contain a legend indicating that the transfer is prohibited except in accordance with the provisions of Regulation S or pursuant to registration under the Securities Act or an available exemption therefrom, and hedging transaction involving the Shares may not be conducted unless in compliance with the Securities Act.

The Investment Amount was utilized by us for working capital, operating expenses and other general corporate purposes.

In addition, following the closing of this investment transaction, and as part of this transaction, Mr. Isaac Devash was appointed as a director of the Company, commencing on February 14, 2017.

ATM Agreement

On November 4, 2016, we entered into an At-the-Market Agreement with FBR Capital Markets & Co., or FBR, that was terminated as of September 13, 2017. Pursuant to the ATM agreement, FBR was authorized, at our discretion and at such times as it shall determine from time to time, sell our ADSs, or the Placement Shares, through an “at the market offering” program, or the ATM Program, pursuant to Instruction I.B.5. of the Registration Statement on Form F-3.

Any sales of Placement Shares were sold under the Registration Statement on Form F-3 filed by us and declared effective on December 15, 2016. We have paid FBR a commission equal to 3.0% of the gross sales price of the Placement Shares sold pursuant to the ATM Agreement and reimburse FBR for its reasonable out-of-pocket expenses, in connection with the offering. We have provided FBR with customary representations and warranties, and indemnification rights. In addition, the Company has agreed to pay Aegis Capital Corp., or Aegis, a fee equal to up to 2.0% of the gross sales price of the Placement Shares sold on our behalf by FBR through and including May 11, 2017, for Aegis’ waiver of its right of first refusal in accordance with the underwriting agreement entered by us and Aegis on May 11, 2015 in connection with our initial public offering.

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

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our Shares. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this prospectus and does not take into account possible future amendments which may be under consideration.

General corporate tax structure in Israel

Taxable income of Israeli companies was subject to tax at the rate of 26.5% in 2015, 25% in 2016, 24% in 2017 and 23% in 2018 and thereafter. Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Tax Ordinance distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of our ADSs.

Taxation of Israeli residents

As of January 1, 2012, the tax rate generally applicable to the capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) in which case the tax rate will be 30%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. Under an amendment enacted in December 2016 to the Tax Ordinance, for tax year 2017 and thereafter the rate of High Income Tax was increased to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on our ADSs.

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends. As of January 1, 2012, the tax rate applicable to such dividends is 25% or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution. Dividends paid out of profits sourced from ordinary income are subject to withholding tax at the rate of 25% or 30%.

All dividend distributions to Israeli resident corporations are not subject to a withholding tax.

For information with respect to the applicability of Income Surtax on distribution of dividends, please see “Capital Gains Tax on Sales of Our Ordinary Shares” and “Taxation of Israeli Residents” above in this Item.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Shares.

Taxation of Non-Israeli Residents

Non-residents of Israel, both companies and individuals, are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, at the aforementioned rates applicable to Israeli residents, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.

Under the U.S.-Israel Treaty, the maximum Israeli withholding tax on dividends paid by us is 25%. The U.S.-Israel Tax Treaty further provides for a 12.5% Israeli dividend withholding tax rate on dividends paid by an Israeli company to a U.S. corporation owning at least 10% or more of such Israeli company’s issued voting power for, in general, the part of the tax year which precedes the date of payment of the dividend and the entire preceding tax year. The lower 12.5% rate applies only to dividends paid from regular income (and not derived from an Approved, Privileged or Preferred Enterprise) in the applicable period and does not apply if the company has more than 25% of its gross income derived from certain types of passive income (if the conditions mentioned above are met, dividends from income of an Approved, Privileged or Preferred Enterprise are subject to a 15% withholding tax rate under the U.S.-Israel Tax Treaty). Residents of the United States generally will have withholding tax in Israel deducted at source. They may be entitled to a credit or deduction for United States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR ISRAELI TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. Federal income tax consequences that apply to U.S. holders (defined below) who hold ADSs as capital assets for tax purposes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing final, temporary and proposed regulations thereunder, judicial decisions and published positions of the Internal Revenue Service and the U.S.-Israel income tax treaty in effect as of the date of this annual report, all of which are subject to change at any time (including changes in interpretation), possibly with retroactive effect. On December 22, 2017, the United States enacted the U.S. Tax Reform which alters significantly the U.S. Federal income tax system, generally beginning in 2018. Given the complexity of this new law, U.S. holders should consult their own tax advisors regarding its potential impact on the U.S. Federal income tax consequences to them in light of their particular circumstances.

This summary does not address all U.S. Federal income tax matters that may be relevant to a particular prospective holder or all tax considerations that may be relevant with respect to an investment in ADSs.

This summary does not address tax considerations applicable to a holder of an ADS that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies or notional principal contracts;

●	financial institutions;

●	insurance companies;

●	real estate investment trusts;

●	banks;

●	investors subject to the alternative minimum tax;

●	tax-exempt organizations;

●	regulated investment companies;

●	investors that actually or constructively own 10 percent or more of our voting shares;

●	investors that will hold the ADSs as part of a hedging or conversion transaction or as a position in a straddle or a part of a synthetic security or other integrated transaction for U.S. Federal income tax purposes;

●	investors that are treated as partnerships or other pass through entities for U.S. Federal income tax purposes and persons who hold the ADSs through partnerships or other pass through entities;

●	investors whose functional currency is not the U.S. dollar; and

●	expatriates or former long-term residents of the United States.

This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation or the indirect effects on the holders of equity interests in a holder of an ADS.

You are urged to consult your own tax advisor regarding the foreign and U.S. Federal, state and local and other tax consequences of an investment in ADSs.

For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs that is, for U.S. Federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate whose income is subject to U.S. Federal income tax regardless of its source; or

●	a trust if:

(a)	a court within the United States is able to exercise primary supervision over administration of the trust; and

(b)	one or more United States persons have the authority to control all substantial decisions of the trust.

If an entity that is classified as a partnership for U.S. federal tax purposes holds ADSs, the U.S. federal income tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities that are classified as partnerships for U.S. federal tax purposes and persons holding ADSs through such entities should consult their own tax advisors.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. Federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

U.S. Taxation of ADSs

Distributions

Subject to the discussion under “Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from these distributions (see “Israeli Tax Considerations”), actually or constructively received by a U.S. holder with respect to ADSs will be taxable to the U.S. holder as a dividend to the extent of our current and accumulated earnings and profits as determined under U.S. Federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as a capital gain from the sale or exchange of property. We do not maintain calculations of our earnings and profits under U.S. Federal income tax principles. If we do not report to a U.S. holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The U.S. holder will not, except as provided by Section 245 of the Code, be eligible for any dividends received deduction in respect of the dividend otherwise allowable to corporations.

Under the Code, certain dividends received by non-corporate U.S. holders will be subject to a maximum income tax rate of 20%. This reduced income tax rate is only applicable to dividends paid by a “qualified foreign corporation” that is not a “passive foreign investment company” and only with respect to shares held by a qualified U.S. holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date). We should be considered a qualified foreign corporation because (i) we are eligible for the benefits of a comprehensive tax treaty between Israel and the U.S., which includes an exchange of information program, and (ii) the ADSs are readily tradable on an established securities market in the U.S. In addition, based on our current business plans, we do not expect to be classified as a “passive foreign investment company” (see “Passive Foreign Investment Companies” below). Accordingly, dividends paid by us to individual U.S. holders on shares held for the minimum holding period should be eligible for the reduced income tax rate. In addition to the income tax on dividends discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on dividends as discussed below under “Medicare Tax on Unearned Income”.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”) including the amount of any withholding tax thereon, will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the foreign currencies calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the foreign currencies are converted into U.S. dollars. If the foreign currencies are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend. If the foreign currencies received in the distribution are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the foreign currencies equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currencies will be treated as ordinary income or loss.

Generally, dividends received by a U.S. holder with respect to ADSs will be treated as foreign source income for the purposes of calculating that holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Israeli taxes withheld on dividends at the rate provided by the U.S.-Israel tax treaty may be deducted from taxable income or credited against a U.S. holder’s U.S. Federal income tax liability. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to “passive” income and “general” income. The rules relating to foreign tax credits and the timing thereof are complex. U.S. holders should consult their own tax advisors regarding the availability of a foreign tax credit under their particular situation.

Sale or Other Disposition of ADSs

If a U.S. holder sells or otherwise disposes of its ADSs, gain or loss will be recognized for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such holder’s adjusted tax basis in the ADSs. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss generally will be a capital gain or loss, and will be long-term a capital gain or loss if the holder had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. holders generally are subject to a lower marginal U.S. Federal income tax rate (currently up to 20%) than the marginal tax rate on ordinary income. In addition to the income tax on gains discussed above, certain non-corporate U.S. holders will also be subject to the 3.8% Medicare tax on net gains as discussed below under “Medicare Tax on Unearned Income”. Under most circumstances, any gain that a holder recognizes on the sale or other disposition of ADSs will be U.S. sourced for purposes of the foreign tax credit limitation and any recognized losses will be allocated against U.S. source income.

If a U.S. holder receives foreign currency upon a sale or exchange of ADSs, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, the U.S. holder generally should not be required to recognize any gain or loss on such conversion.

A U.S. holder who holds shares through an Israeli stockbroker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gain recognized if the U.S. holder does not obtain approval of an exemption from the Israeli Tax Authorities or claim any allowable refunds or reductions. U.S. holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not give rise to a deduction or credit for foreign taxes paid for U.S. federal income tax purposes. If applicable, U.S. holders are advised to consult their Israeli stockbroker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Certain U.S. holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on all or a portion of their “net investment income,” which includes dividends and net gains from the sale or other dispositions of ADSs (other than ADSs held in a trade or business).

Passive Foreign Investment Companies

For U.S. Federal income tax purposes, we will be considered a passive foreign investment company (“PFIC”) for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividend, interest, royalty, rent, annuity and the excess of gain over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. holders owning ADSs.

We have not determined whether we will be a PFIC in the year in which this offering is completed or in future years. Because the PFIC determination is highly fact-intensive, there can be no assurance that we will not be a PFIC in the year in which this offering is completed or any subsequent year.

Our status in any taxable year will depend on our assets and activities in each year and because this is a factual determination made annually at the end of each taxable year, there can be no assurance that we will not be considered a PFIC for any future taxable year. If we were treated as a PFIC in any year during which a U.S. holder owns ADSs, certain adverse tax consequences could apply.

You are urged to consult your own tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

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

Exercisability. The warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise (except in the case of a cashless exercise as discussed below), together with any ADS issuance fee and other applicable charges and taxes. Unless otherwise specified in the warrant, the holder does not have the right to exercise the warrants, in whole or in part, if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the warrants.

Cashless Exercise. In the event that a registration statement covering ADSs underlying the warrants is not effective, and an exemption from registration is not available for the resale of such shares of ordinary shares underlying the warrants, the holder may, in its sole discretion, exercise warrants and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of shares of ordinary shares determined according to the formula set forth in the warrant agreement. An issuance fee, as well as other applicable charges and taxes, may be due and payable upon any cashless exercise.

Exercise Price. The initial exercise price per share of ADSs purchasable upon exercise of the warrants is $6.25 per ADS. In addition to the exercise price per share of ADS, an issuance fee and other applicable charges and taxes may be due and payable upon exercise.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2018 and 2017:

	2017	2018
	(in thousands of U.S. dollars)
Audit Fees	$60	$60
Audit-Related Fees	20	-
Additional fees	19	-
Total	$99	$60

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1	Articles of Association of BiondVax Pharmaceuticals Ltd., incorporated by reference to Exhibit 1.1 to the Form 20-F filed with the SEC on April 30, 2018.

2.2	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

2.3	Specimen American Depositary Receipt (included in Exhibit 2.2).

4.1	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd, incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.2	Consortium Agreement effective as of October 1, 2013, between Rijksuniversiteit Groningen, Department of Pharmacoepidemiology & Pharmacoeconomics, Academisch Ziekenhuis Groningen, Department of Medical Microbiology, Molecular Virology Section, Academisch Ziekenhuis Groningen, Trial Coordination Center, PepTcell Ltd, United Kingdom, BiondVax Pharmaceuticals Ltd, Nes Ziona, Retroscreen Virology LtD., Medicines and Healthcare products Regulatory Agency, Statens Serum Institut, SSI-Adjuvant, Statens Serum Institut, SSI-DNA Vac, Copenhagen, Országos Epidemiológiai Központ, NASJONALT FOLKEHELSEINSTITUTT, Div. Infectious Disease Control, Robert Koch Institute RKI, Goeteborgs Universitet, Mucosal Immunobiology and Vaccine Centre, and Isconova AB, incorporated by reference to exhibit 10.3 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.3	Management Services Agreement dated April 1, 2007, between BiondVax Pharmaceuticals Ltd. and Ron Executive Ltd., together with the amendment thereto dated May 20, 2012, incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.4	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.5	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Form of negotiable Option (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.7	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.8	Summary of the Lease Agreement dated November 1, 2005, together with the addendums thereto dated November 27, 2009, August 18, 2010, July 3, 2011 and January 2012 (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.10 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.9	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.10	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.11	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben Or, incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.12	Letter of appointment of Prof. Michel Revel to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 14, 2005, incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.13	Letter of appointment of Prof. Ruth Arnon to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 7, 2005, together with the amendment thereto dated December 29, 2005, incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

Exhibit No.	Exhibit Description

4.14	Summary of 2016 addendum to the Lease Agreement dated November 1, 2005, as amended (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.15	Form of indemnification and exculpation agreement to directors and office holders approved by the general shareholders meeting on March 1, 2015, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

4.16	Investment Agreement between BiondVax Pharmaceuticals Ltd. and Angles Investments in Hi Tech Ltd. dated January 1, 2017, incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.17	At Market Issuance Sales Agreement with FBR Capital Markets & Co., incorporated by reference to exhibit 1.2 to the Registration Statement on Form F-3 filed with the SEC on November 4, 2016.

4.18	Finance Contract between BiondVax Pharmaceuticals Ltd. And the European Investment Bank, incorporated by reference to exhibit 99.2 to Current Report on From 6-K filed with the SEC on June 19, 2017.

4.19	Lease agreement dated July 10, 2017 between BiondVax Pharmaceuticals Ltd. and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018.

4.20	Form of extension and amendment of the management service agreement dated April 1, 2007 between the Company and Dr. Babecoff, as amended, incorporated by reference to Appendix B to the Form 6-K filed with the SEC on April 23, 2019.

4.21	Form of services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.

*12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

*13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

*15.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Israel, independent registered public accounting firm for the Registrant

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: April 28, 2019	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and

Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the “Company”) as of December 31, 2018 and 2017 and the related statements of comprehensive loss, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005. Tel-Aviv, Israel April 28, 2019

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
		December 31,		December 31,
		2017	2018	2018
	Note	N I S		U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	5	71,382	75,883	20,246
Other receivables	6	3,923	965	258

		75,305	76,848	20,504
LONG-TERM ASSETS:
Property, plant and equipment	7	5,510	28,249	7,537
Other long term assets	8	880	740	197

		6,390	28,989	7,734

		81,695	105,837	28,238
CURRENT LIABILITIES:
Trade payables		6,223	20,723	5,529
Other payables	9	660	1,076	287

		6,883	21,799	5,816
LONG-TERM LIABILITIES:
Liability in respect of government grants	12(b)	10,300	14,643	3,907
Loan from others	12(d)	-	94,360	25,176
Warrants	10, 13(e)	8,177	6,168	1,645
Severance pay liability, net	11	83	82	22

		18,560	115,253	30,750

SHAREHOLDERS’ EQUITY:	13

Ordinary shares of NIS 0.0000001 par value: Authorized: 391,000,000 shares as of December 31, 2018 and 2017; Issued and Outstanding: 261,419,599, shares as of December 31, 2018 and 2017		*)-	*)-	*)-
Share premium		179,669	179,929	48,007
Accumulated deficit		(123,417)	(211,144)	(56,335)

		56,252	(31,215)	(8,328)

		81,695	105,837	28,238

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2016	2017	2018	2018
	Note	N I S			U.S. dollars

Operating expenses:
Research and development, net of participations	15a	7,794	18,777	71,913	19,187
Marketing, general and administrative	15b	4,106	4,879	5,154	1,375

Total operating expenses		11,900	23,656	77,067	20,562

Operating loss		(11,900)	(23,656)	(77,067)	(20,562)
Financial income	15c	3,019	18	2,936	783
Financial expense	15c	(303)	(10,913)	(13,596)	(3,628)

Loss		(9,184)	(34,551)	(87,727)	(23,407)

Other comprehensive loss:
Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale marketable securities		(6)	(6)	-	-

Total comprehensive loss		(9,190)	(34,557)	(87,727)	(23,407)

Basic and diluted loss per share		(0.07)	(0.17)	(0.34)	(0.09)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		135,097,367	201,030,768	261,419,599	261,419,599

The accompanying notes are an integral part of the financial statements.

April 28, 2019
Date of approval of the	Avner Rotman	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545

Loss	-	-	-	-	(9,184)	(9,184)
Other comprehensive loss	-	-	-	(6)	-	(6)

Total comprehensive loss	-	-	-	(6)	(9,184)	(9,190)

Expiration of Options series 3	-	1,101	(1,101)	-	-	-
Share-based compensation	-	1,261	-	-	-	1,261

Balance as of December 31, 2016	*)-	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)

Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of ordinary shares, net of issuance costs	*)-	55,692	-	-	-	55,692
Exercise of employees’ options	*)-	18	-	-	-	18
Exercise of options	*)-	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*)-	179,669	-	-	(123,417)	56,252
Total comprehensive loss	-	-	-	-	(87,727)	(87,727)

Share-based compensation	-	260	-	-	-	260
Balance as of December 31, 2018	*)-	179,929	-	-	(211,144)	(31,215)
(convenience translation into U.S. dollars (see Note 2c)	*)-	48,007	-	-	(56,335)	(8,328)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Cash Flows from Operating Activities:
Net loss	(9,184)	(34,551)	(87,727)	(23,407)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	621	440	260	69
Net financial expenses (income)	(2,716)	10,895	(2,053)	(548)
Capital loss	-	-	597	159
Increase in liability with respect to loans from others	-	-	9,202	2,455
Increase in liability with respect to government grants	-	10,300	4,343	1,159
Share-based compensation	1,261	519	260	69
Change in employee benefit liabilities, net	7	7	(1)	*)-

	(827)	22,161	12,608	3,363
Changes in asset and liability items:
Decrease (increase) in other receivables	640	(3,108)	2,958	789
Increase (decrease) in trade payables	(238)	5,537	14,500	3,869
Increase (decrease) in other payables	(79)	(29)	416	111

	323	2,400	17,874	4,769

Cash paid and received during the year for:
Interest paid	(27)	(73)	(46)	(12)
Interest received	62	13	98	26

	35	(60)	52	14

Net cash used in operating activities	(9,653)	(10,050)	(57,193)	(15,261)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Cash Flows from Investing Activities:
Increase in short-term deposits	(7,602)	7,602	-	-
Purchase of property and equipment	(20)	(4,508)	(23,731)	(6,332)
Proceeds from sale of property and equipment	-	-	137	37
Proceeds from sale of marketable securities	-	4,067	-	-
Decrease (increase) in other long term assets	(191)	(402)	140	38

Net cash provided by (used in) investing activities	(7,813)	6,759	(23,454)	(6,257)

Cash Flows from Financing Activities:

Proceeds from loan from others	-	-	84,321	22,498
Proceeds from issuance of shares and options, net of issuance costs	-	55,692	-	-
Proceeds from exercise of options to employees	-	18	-	-
Proceeds from exercise of options to public	-	6,129	-	-

Net cash provided by financing activities	-	61,839	84,321	22,498

Exchange differences on balances of cash and cash equivalents	(299)	(2,871)	827	221

Increase (decrease) in cash and cash equivalents	(17,765)	55,677	4,501	1,201

Balance of cash and cash equivalents at the beginning of the year	33,470	15,705	71,382	19,045

Balance of cash and cash equivalents at the end of the year	15,705	71,382	75,883	20,246

Non-cash activities:
Exercise of options to public	-	2,835	-	-

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States.

d.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company is product (“the Grant”). The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

e.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. The Company announced that the delisting process of BiondVax’s shares from trading on the TASE will take place by the end of 2017. On October 30, 2017, the Company announced the delisting procedure and timeline. In addition, during the interim period, BiondVax’s shares will continue to be traded on the TASE.

f.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

g.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

h.	During year ended December 31, 2018, the Company incurred a loss of NIS 87,727 ($ 23,407) and negative cash flows from operating activities of NIS 57,193 ($ 15,261) and it has an accumulated deficit of NIS 211,144 ($ 56,335) as of that date.

To date the Company has not generated any revenues yet and will need additional funds to finance its Phase 3 clinical trials in the future (see also Note 19).

Furthermore, the Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have the sufficient liquidity resources, the Company may not be able to continue the development of all its products or may be required to implement a cost reduction and may be required to delay part of its development program. The Company’s management and Board of Directors are in the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

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

The Company’s financial statements have been prepared on a cost basis, except for financial instruments which are measured at fair value through profit or loss.

The Company has elected to present profit or loss items using the “function of expense” method.

b.	Functional currency, reporting currency and foreign currency:

1.	Functional currency and reporting currency:

The reporting currency of the financial statements is the NIS.

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company costs are incurred in NIS. In addition, the Company financing activities are incurred normally in NIS. The Company’s management believes that the functional currency of the Company is the NIS.

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

The financial statements as of December 31, 2018 and for the year then ended have been translated into U.S. Dollars using the exchange rate of the U.S. Dollar as of December 31, 2018 (U.S. $1.00 = NIS 3.748). The translation was made solely for convenience purposes.

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

e.	Restricted cash:

Restricted cash are bank deposits with an original maturity of more than one year from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms of deposit.

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

As described in Note 2q regarding the initial adoption of IFRS 9, “Financial Instruments” (“the Standard”), the Company elected to adopt the provisions of the Standard retrospectively without restatement of comparative data.

The accounting policy for financial instruments applied until December 31, 2017, is as follows:

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

The accounting policy for financial instruments applied commencing from January 1, 2018, is as follows:

1.	Financial assets:

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets; and

-	The contractual cash flow terms of the financial asset.

a.	Debt instruments are measured at fair value through profit or loss when:

A financial asset which is a debt instrument does not meet the criteria for measurement at amortized cost or at fair value through other comprehensive income. After initial recognition, the financial asset is measured at fair value and gains or losses from fair value adjustments are recognized in profit or loss.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset has expired; or

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for:

-	Financial liabilities at fair value through profit or loss such as warrant liability

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss.

4.	Derecognition of financial liabilities:

A financial liability is derecognized only when it is extinguished, that is when the obligation specified in the contract is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	Issue of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issue expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issue costs are allocated to each component pro rata to the amounts determined for each component in the unit.

k.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

l.	Provisions:

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

n.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

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

o.	Share-based payment transactions:

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

p.	Loss per share:

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

q.	Changes in accounting policies - initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

Initial adoption of IFRS 9, “Financial Instruments”:

In July 2014, the IASB issued the final and complete version of IFRS 9, “Financial Instruments” (“the new Standard”), which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. The new Standard mainly focuses on the classification and measurement of financial assets and it applies to all assets within the scope of IAS 39.

The new Standard has been applied for the first time in these financial statements retrospectively without restatement of comparative data.

The adoption of the new Standard did not have a material impact on the Company’s financial statements.

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

●	Determining the fair value of share based compensation to employees and directors:

The fair value of share based compensation to employees and directors is determined using acceptable option pricing models.

The assumptions used in the models include the expected volatility, expected life, expected dividend and risk-free interest rate.

●	Grants from the Israel Innovation Authority (“the IIA”):

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

In January 2016, the IASB issued IFRS 16, “Leases” (“the new Lease Standard”). According to the new Lease Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The effects of the adoption of the new Lease Standard are as follows:

●	According to the new Lease Standard, lessees are required to recognize all leases in the statement of financial position (excluding certain exceptions, see below). Lessees will recognize a liability for lease payments with a corresponding right-of-use asset, similar to the accounting treatment for finance leases under the existing standard, IAS 17, “Leases”. Lessees will also recognize interest expense and depreciation expense separately.

●	Variable lease payments that are not dependent on changes in the Consumer Price Index (“CPI”) or interest rates, but are based on performance or use are recognized as an expense by the lessees as incurred and recognized as income by the lessors as earned.

●	In the event of a change in variable lease payments that are CPI-linked, lessees are required to remeasure the lease liability and record the effect of the remeasurement as an adjustment to the carrying amount of the right-of-use asset.

●	The accounting treatment by lessors remains substantially unchanged from the existing standard, namely classification of a lease as a finance lease or an operating lease.

●	The new Lease Standard includes two exceptions which allow lessees to account for leases based on the existing accounting treatment for operating leases - leases for which the underlying asset is of low financial value and short-term leases (up to one year).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:-	DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION (Cont.)

The new Lease Standard is effective for annual periods beginning on or after January 1, 2019.

The new Standard permits lessees to use one of the following approaches:

1.	Full retrospective approach - according to this approach, a right-of-use asset and the corresponding liability will be presented in the statement of financial position as if they had always been measured according to the provisions of the new Standard. Accordingly, the effect of the adoption of the new Standard at the beginning of the earliest period presented will be recorded in equity. Also, the Company will restate the comparative data in its financial statements. Under this approach, the balance of the liability as of the date of initial application of the new Standard will be calculated using the interest rate implicit in the lease, unless this rate cannot be easily determined in which case the lessee’s incremental borrowing rate of interest on the commencement date of the lease will be used.

2.	Modified retrospective approach - this approach does not require restatement of comparative data. The balance of the liability as of the date of initial application of the new Standard will be calculated using the lessee’s incremental borrowing rate of interest on the date of initial application of the new Standard. As for the measurement of the right-of-use asset, the Company may choose, on a lease-by-lease basis, to apply one of the two following alternatives:

●	Recognize an asset in an amount equal to the lease liability, with certain adjustments.

●	Recognize an asset as if the new Standard had always been applied.

Any difference arising on the date of first-time recorded in equity.

The Company believes that it will apply the modified retrospective approach upon the initial adoption of the new Lease Standard by measuring the right-of-use asset at an amount equal to the lease liability, as measured on the transition date.

The Company has a number of lease contracts, mainly leases of an office building and a production plant (see also Note 12). In assessing the impact of the new Lease Standard on the financial statements, the Company evaluated the following matters:

●	Options to extend the lease - according to the new Lease Standard, the non-cancellable period of a lease includes periods that are covered by options to extend the lease if the lessee is reasonably certain to exercise the option.

●	Separation of lease components - according to the new Lease Standard, all lease components within a contract should be accounted for separately from non-lease components. A lessee is allowed a practical expedient according to which it can elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for them as a single lease component.

●	Incremental interest rate - the Company estimates the incremental interest rate to be used for measuring the lease liability and right-of-use asset on the date of initial adoption of the new Lease Standard, based on the lease term and nature of the leased asset.

The Company estimated that the effect of the initial adoption of the new Lease Standard as of January 1, 2019, is expected to result in an increase in the Company’s total assets and liabilities in the amount to NIS 7,282 ($1,943) and no impact on equity.

Moreover, the effect of the initial adoption of the new Lease Standard in 2019 is expected to result in a decrease in the Company’s lease expenses of NIS 1,113 ($ 297) and an increase in the Company’s depreciation and finance expenses of NIS 809 ($403) and NIS 702 ($187) , respectively. The total effect of the initial adoption of the new Lease Standard in 2019 is expected to result in a decrease of NIS 1,113 ($297) in operating loss and an increase of NIS 398 ($106) in loss before income taxes.

In addition, as a result of the adoption of the new Standard, in 2019, the Company’s cash flows from operating activities are expected to increase by approximately NIS 1,113 ($297) and its cash flows from financing activities are expected to decrease by approximately NIS 1,113 ($297).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 5:-	CASH AND CASH EQUIVALENTS

Cash and cash equivalents:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Cash in NIS	32,665	15,558	4,151
Cash in USD	38,677	13,586	3,625
Cash in EURO	40	46,739	12,470

	71,382	75,883	20,246

NOTE 6:-	OTHER RECEIVABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Grants receivable	1,043	-	-
Government authorities	945	383	102
Debt issuance costs	1,185	-	-
Prepaid expenses and other	750	582	156

	3,923	965	258

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANT AND EQUIPMENT, NET

Balance as of December 31, 2018:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Factory Leasehold	Total
Cost
Balance as of January 1, 2018	3,428	293	356	2,652	4,453	11,182
Additions	98	8	83	-	23,542	23,731
Deductions	(300)	(182)	-	(2,652)	-	(3,134)

Balance as of December 31, 2018	3,226	119	439	-	27,995	31,779

Accumulated Depreciation

Balance as of January 1, 2018	3,296	177	310	1,889	-	5,672
Additions	57	12	50	141	-	260
Deductions	(276)	(96)	-	(2,030)	-	(2,402)

Balance as of December 31, 2018	3,077	93	360	-	-	3,530

Depreciated cost as of December 31, 2018	149	26	79	-	27,995	28,249

Depreciated cost as of December 31, 2018 (convenience translation into U.S. dollars) (Note 2c)	40	7	21	-	7,469	7,537

Balance as of December 31, 2017:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold Improvements	Factory Leasehold	Total
Cost
Balance as of January 1, 2017	3,411	293	318	2,652	-	6,674
Additions	17	-	38	-	4,453	4,508

Balance as of December 31, 2017	3,428	293	356	2,652	4,453	11,182

Accumulated Depreciation

Balance as of January 1, 2017	3,116	160	287	1,668	-	5,231
Additions	180	17	23	221	-	441

Balance as of December 31, 2017	3,296	177	310	1,889	-	5,672

Depreciated cost as of December 31, 2017	132	116	46	763	4,453	5,510

Depreciated cost as of December 31, 2017 (convenience translation into U.S. dollars) (Note 2c)	35	31	12	204	1,188	1,470

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 8:-	OTHER LONG TERM ASSETS

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Restricted cash	857	707	189
Leasing deposits	23	33	8

	880	740	197

NOTE 9:-	OTHER PAYABLES

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Employees and payroll accruals	624	924	247
Accrued expenses	36	152	40

	660	1,076	287

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:-	FINANCIAL INSTRUMENTS

a.	Classification of financial liabilities:

			Convenience
			Translation (Note 2c)
	December 31,		December 31,
	2017	2018	2018
	N I S		U.S. dollars

Financial liabilities at amortized costs:
Liability in respect of government grants	10,300	14,643	3,907
Loan from others	-	94,360	25,176
	10,300	109,003	29,083
Financial liabilities at fair value through profit and loss:
Warrants measured at fair value	8,177	6,168	1,645

Total non current	18,477	115,171	30,728

b.	Financial risk factors:

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

Foreign currency risk

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts is partly managed in Dollars and in Euro. As of December 31, 2018, the carrying amounts of USD and EURO were NIS 13,586 and NIS 46,739 respectively.

Credit risk

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considered to be financially sound.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:-	FINANCIAL INSTRUMENTS (Cont.)

c.	Fair value:

Regarding the fair value of liability for warrants (see Note 10 (a) above). The carrying amount of cash and cash equivalents, other receivable, other long term assets, trade payables and other payable approximates their fair value due to the short-term maturities of such instruments.

d.	Fair value measurement:

As of December 31, 2018, warrants liability is measured at fair value and classified as Level 1 while loans from others and government grant are classified as Level 2.

During 2018 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 11:-	EMPLOYEE BENEFIT LIABILITIES (Cont.)

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Expenses-defined contribution plan	204	196	242	65

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	On July 31, 2003, the Company signed a license agreement with Yeda Research and Development Company Ltd. (“Yeda”) according to which the Company acquired an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products based, directly or indirectly, on patents and patent applications to be approved or submitted pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. This agreement was amended in 2005. In exchange for the license grant, the Company or its future sublicensees will be obligated to pay royalties equaling 3% of the total amount invoiced by the Company or by a sublicensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Yeda shall be entitled, at its option and without the Company’s consent, to modify the license so that it is non-exclusive or to terminate the license with 30 days prior written notice to the Company, if any of the following occurs:

(1)	the Company fails to commence the commercial sale of at least one product based on the licenses intellectual property, in at least one country, within six months following receipt of after receipt of an FDA or similar foreign regulatory approval for commercial marketing of such product and taking into account the seasonal nature of the products (except as a result of force majeure or other factors beyond the Company’s control); or

(2)	the Company fails to sell any product based on the licenses intellectual property, during a period of one year after commercial sale of a product has commenced, during which no sales of the product take place (except as a result of force majeure or other factors beyond the Company’s control).

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

In the event that Yeda terminates the license agreement due to any reason other than termination in accordance with (1), (2) or (a) through (c) in the preceding two paragraphs above, the Company will be entitled to receive royalty payments equal to 25% of net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights, which include the Company’s developments, up to the aggregate amount of research funds actually expended by the Company for development.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2018 is approximately $5,490 (NIS 20,576), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2018, the Company had not paid any royalties to the IIA.

c.	In October 2013, the Company signed an agreement for obtaining funding in an amount of € 536 ($ 642) out of a total grant of approximately € 6,000 ($ 7,187) from the European Union which was approved for the UNISEC consortium of which the Company is a member for a period of three years. In October 2013, the Company received an advance of € 206 ($ 247) and in October 2015 received € 247 ($ 296). The Company’s expenses in respect of this project in 2013-2018 totaled € 1,028 ($ 1,231) which supported by the less than 75% or€ 771 ($ 923). On October 10, 2018 the company received the final part of the grant owed by UNISEC in the total of € 55 ( $62). The grant is non-refundable providing the Company meets the conditions of the consortium and are recorded as a reduction of research and development expenses.

d.	On June 19, 2017, the Company entered into a Finance Contract with The European Investment bank (EIB) for a total amount of € 20,000 (approximately $ 23,000) and up to 50% of the Company expected cost of developing and marketing the Company’s product candidate, M-001. The EIB financing will be available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche.

The EIB financing shall be provided interest free and shall be repayable, per each tranche, in a single instalment, five years following the date of payment for each tranche. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In addition, and as consideration to the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues.

On June 18, 2018, the Company withdrew the first tranche of € 6,000 (approximately $ 7,000).

On August 13, 2018 the Company withdrew the second tranche of € 6,000 (approximately $ 7,000).

On October 19, 2018 the Company withdrew the third tranche of € 8,000 (approximately $ 9,200).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

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

The Company performed a valuation of the financial liability for December 31, 2018 through an independent appraiser. According to the valuation, which was based on WACC (Weighted Average Cost of capital) of 18% and CAPM (Capital Asset Pricing Model), the value of the financial liability was estimated at NIS 94,360 ($ 25,176).

As a result of the valuation, the Company incurred a financial expenses of NIS 9,202 ($ 2,455) for December 31, 2018.

On April 22, 2019 the Finance Contract with (EIB) was extended by € 4,000 to a total of € 24,000 (approximately $ 27,600) (see also Note 18a).

e.	Commitments:

Operating leases:

1.	The Company entered into operating lease agreements on commercial vehicles which end in May 2021. The leases have an average life of three years with no renewal option included in the contract. Future minimum monthly lease payable under the operating lease contracts as of December 31, 2018 amount to NIS 358 ($ 96).

2.	On July 10, 2017, the Company signed a 10 years lease agreement, starting in January 1, 2018, for approximately 1,845 square meters (m2) in the Jerusalem BioPark, located in the Ein Karem Hadassah campus, next to Hadassah University Hospitals and Hebrew University’s Medical School, with the intention of establishing a mid-size commercial facility to manufacture M-001. The company have the right to terminate the leasing period at every year end, by providing an advance notice by June 30, of every calendar year. According to the agreement terms, the company have a 10 month grace period regarding the first rent payment.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Future minimum lease operating commitment agreements as of December 31, 2018 are as follows:

	1 – 3 Years	4 – 5 Years	More than 5 Years	Total
Operating Lease Obligations in NIS	3,369	2,179	5,385	10,932
Operating Lease Obligations in USD	947	612	1,513	3,073

3.	On March 2, 2015, the Company unilaterally announced a cancellation of a consultant agreement with one of the Company’s consultants (see Note 15c). The cancellation notice provided that all options, rights and benefits previously granted to the consultant pursuant to the Consulting Services Agreement are invalid. On September 9, 2015, the consultant brought a suit against the Company in the Israeli magistrate court in Tel Aviv, claiming that the Company wrongfully terminated the Consulting Services Agreement and requesting monetary compensation in the amount of approximately NIS 1,500 (approximately $ 380) and the reinstatement of the previously cancelled options. On November 11, 2015, the Company filed defense with the court wherein contented that the Consulting Services Agreement was lawfully cancelled and that the consultant’s suit has no legal basis.

The parties submitted affidavits and legal expert opinions to the court. An additional pre-trial meeting was held on February 13, 2017 and an additional hearing was scheduled for September 25, 2017.

On November 14, 2017, the parties received the court’s final decision that the Company shall pay the consultant NIS 1,000 and additional VAT. The Company paid the amount on November 26, 2017.

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

The options are exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.38) per share. On February 28, 2017, the Company’s options (series 4) expired.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

c.	Options (series 5):

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
In October 2017, the Company’s options (series 5) expired.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The trading of the Company’s securities, ADS, and investor’s warrants in the NASDAQ began as of May 12, 2015. Each ADS represents 40 ordinary shares of the Company.

Accordingly, on May 12, 2015, the Company allocated 76,400,000 ordinary shares of the Company to the U.S. public. The Company also allocated 2,038,000 tradable warrants in the U.S., which may be exercised into ADS for a five year period, until May 15, 2020, in return for an exercise price of $ 6.25 for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions for warrants offered to the public.

At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417, net (after deduction of offering expenses totaling NIS 4,860) and liability related to the warrants at the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). The warrants are measured at their fair value based on their quote price at the end of each reporting date.

On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134. The Company recorded financial income (expenses) at the amount NIS 2,951, d (7,969) and 2,009 in 2016, 2017 and 2018, respectively, for revaluation of these warrants.

e.	In February 2017, the Company issued to a private investor (“the Investor”) 33,760,832 ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction, the Investor will hold 19.21% of all issued and outstanding share capital of the Company.

f.	On March 30, 2017, the Company issued 6,666,640 ordinary shares (equivalent to 166,666 NASDAQ listed ADSs) in consideration of NIS 4,482 (approximately $ 1,229).

g.	During May and June 2017, 104,349 warrants were exercised into shares for a total consideration of NIS 2,296 (approximately $ 653).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:-	EQUITY (Cont.)

h.	During July 2017, the Company issued 8,000,000 ordinary shares (equivalent to 200,000 NASDAQ listed ADSs) in consideration of NIS 7,065 (approximately $ 2,000).

i.	During July and August 2017, 170,644 warrants were exercised to 6,825,760 shares for a total consideration of NIS 3,833 (approximately $ 1,067).

j.	On September 14, 2017, the Company completed public offering in NASDAQ and issued 66,666,680 ordinary shares (equivalent to 1,666,666 NASDAQ listed ADSs) in consideration of NIS 33,621 (approximately $ 9,546). Issuance costs amounted to NIS 250 (approximately $ 72).

NOTE 14:-	SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers is as follows:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Research and development	903	388	119	32
Marketing, general and administrative	358	131	141	38

Total share-based compensation	1,261	519	260	70

b.	Share-based payment plan for employees and directors:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options to employees, directors and service providers. The options are exercisable in accordance with the terms of 2018 Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:-	SHARE-BASED COMPENSATION (Cont.)

Option grants:

On May 28, 2015, the Company’s Board of Directors approved an update of the terms and conditions of the Company’s CEO, so that the monthly remuneration will be a total of NIS 80. In addition, it was decided to grant unregistered options to the CEO, in the scope of 5% of the Company’s issued and paid up capital on a fully diluted basis, as of May 28, 2015, with an exercise price of 130% beyond the average rate of the Company’s share price in the 30 days of trading that preceded the Company’s Board of Directors’ resolution regarding the said grant. Notwithstanding the above, following a discussion with the Company’s shareholders, it was agreed that the CEO shall be granted options at a rate of 2.5% of the Company’s issued and paid up capital on a fully diluted basis. The options are exercisable for ten years and vest over a period of three years from the date of grant. On July 27, 2015, the Shareholders’ meeting approved the grant of options as previously mentioned, and on August 4, 2015, the CEO was grant 5,929,503 options.

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

In addition, the Company’s Board of Directors approved the grant of 3,780,000 unregistered options to the Company’s officers and employees, which may be exercised into 3,780,000 ordinary shares of NIS 0.0000001 par value each, according to the Company’s option plan. The options are exercisable for ten years and vest over a period of three years from the date of grant. The exercise price shall be 130% of the average rate of the Company’s share price in the 30 days of trading that preceded the Company’s Board of Directors’ resolution regarding the grant of options.

The fair value of each option is approximately NIS 0.298 and the total value of the options granted was NIS 1,127.

On June 25, 2018, the Company granted 130,710 options to a board member which vest over a period of four years at an exercise price of $ 3.45 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 1,627 ($ 450).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:-	SHARE-BASED COMPENSATION (Cont.)

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2016		2017		2018
	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price	Number of options	Weighted Average Exercise price

Outstanding at beginning of year	11,806,503	0.75	12,156,503	0.75	11,759,503	0.75
Granted	450,000	0.75	-	-	130,710	0.05
Exercised	-	-	(37,000)	0.49	-	-
Forfeited	(100,000)	0.75	(360,000)	0.81	(340,000)	0.54

Outstanding at end of year	12,156,503	0.75	11,759,503	0.75	11,550,213	0.77

Exercisable at end of year	5,793,501	0.75	8,653,010	0.74	10,979,503	0.78

The weighted average remaining contractual life for the share options outstanding as of December 31, 2018 was 5.86 years (as of December 31, 2017 – 6.86 years(.

c.	The fair value of the Company’s share options granted to employees, directors and service providers for the years ended December 31, 2016, 2017 and 2018 was estimated using the binominal option pricing model using the following assumptions:

	December 31,
	2016	2017	2018

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	82	53	53
Risk-free interest rate (%)	2.1	1.5	2.9
Expected life of share options (years)	8.8	7.8	7.5
Share price (NIS)	0.32	0.45	23.6	*

*	ADS – NIS 23.6 ($ 6.3)

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Clinical trial phase 3	-	-	53,678	14,321
Materials and subcontractors	3,145	3,797	12,287	3,279
Salaries and related expenses	3,808	3,695	4,214	1,124
Share-based payment	903	388	119	32
Patent registration fees	358	322	399	107
Rentals and maintenance of laboratory	610	610	1,028	274
Revaluation of the liability with respect to the IIA grants	-	10,300	-	-
Depreciation	573	311	195	52
Other	-	-	136	36
	9,397	19,423	72,056	19,225
Participation by IIA and UNISEC	(1,603)	(646)	(143)	(38)
				-
	7,794	18,777	71,913	19,187

b.	Marketing, general and administrative expenses:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Salaries and related expenses	587	622	1,136	303
Share-based payment	358	131	141	38
Professional services	2,595	3,338	3,275	874
Rentals, office expenses and maintenance	201	203	343	91
Depreciation	48	130	65	17
Other	317	455	194	53

	4,106	4,879	5,154	1,376

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:-	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Financial income:
Interest income on deposits	55	18	100	26
Exchange differences, net	-	-	827	221
Revaluation of warrants	2,951	-	2,009	536
Revaluation of marketable securities	13	-	-	-

	3,019	18	2,936	783
Financial expenses:
Exchange differences, net	276	2,871	-	-
Revaluation of warrants	-	7,969	-	-
Finance expenses in respect of loan from others	-	-	9,202	2,455
Finance expenses in respect of government grants	-		4,343	1,159
Bank commissions and other financial expenses	27	73	51	14

	303	10,913	13,596	3,628

NOTE 16:-	TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate in 2016 was 25%, 2017 was 24% and in 2018 was 23%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016 which further reduces the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

b.	Final tax assessments:

The Company received final tax assessments through 2012.

c.	Net operating carryforwards losses for tax purposes and other temporary differences:

as of December 31, 2018, the Company had carryforwards losses and other temporary differences amounting to approximately NIS 126,700 ($ 33,800).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:-	TAXES ON INCOME (Cont.)

d.	Deferred taxes:

The Company did not recognize deferred tax assets for carryforwards losses and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2016, 2017 and 2018 as it is still incurring losses on an ongoing basis.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss (0%), relates to the creation of carryforward tax losses and other temporary differences for which deferred tax assets were not recorded.

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties consist of nine directors (including the CEO, who is also a shareholder) serving on the Company’s board of directors and two key officers.

b.	Transactions with related parties:

1.	In February 2012, the Company’s audit committee and Board approved an amendment and extension of the agreement with the Company’s CEO, dated April 2007. Pursuant to the amendment, the monthly salary of the Company’s CEO will increase by 5% in each of the three years of the extension of the engagement to NIS 52.5 a month starting January 2012. The agreement was extended by an additional period through April 1, 2015. In April 2012, the Company’s shareholders approved the agreement at a shareholders’ meeting. On January 18, 2015, the Company’s shareholders extended the agreement under the same terms for an additional five years.

In addition, if a material agreement is signed between the Company and a third party during the term of the engagement or during a period of three years after the termination on the Company’s part of the engagement between the Company’s CEO and the Company, the Company’s CEO will be entitled to receive a bonus amounting to 1.75% of the monetary compensation payable to the Company under the material agreement.

On May 28, 2015, the Company’s Board of Directors approved an update of the terms and conditions in office of the Company’s CEO, so that the monthly remuneration will be a total of NIS 80, and to grant options at a rate of 2.5% of the Company’s issued and paid up capital on a fully diluted basis (see Note 14b).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

2.	In August 2014, the Company signed an employment agreement with the CFO for a period of 5 years, according to which the CFO shall be entitled to a monthly salary of NIS 10, and accordingly updated the management agreement to fees at the amount of NIS 2.5 for a period of five years. In addition, the CFO is entitled to receive a one-time cash payment of NIS 192.5 for the services provided in connection with the preparation and submission of the prospectus in the US, and, in the event that the Company should complete a successful capital raise in the U.S. market, the CFO shall be entitled to receive a one-time payment of NIS 87.5. Furthermore, from the consummation of the offering, the monthly compensation under the services agreement will be increased to NIS 15,000. In addition, pursuant to a separate employment agreement entered into between the Company and the CFO on August 31, 2014, as of such date, the CFO is also employed by the Company in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000.

3.	In August 2012, the Company approved the grant of future remuneration to four directors in the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director’s term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

4.	On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company’s CEO, for the purpose of placing the bond required in connection with an investigation conducted by the Israeli Securities Authority (“ISA”), regarding certain shareholders of the Company (not including among them the Company’s CEO) alleged use of inside information.

c.	Balances with related parties:

Payables

Key management personnel:

December 31, 2017	302
December 31, 2018	328
December 31,2018 (convenience translation to U.S. dollars) (Note 2c)	88

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2016	1,072	1,898
2017	1,575	1,098
2018	1,468	1,252
2018 (convenience translation to U.S. dollars) (Note 2c)	$392	334

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers.

Key officers employed by the Company:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2016	2017	2018	2018
	N I S			U.S. dollars

Salaries	190	209	485	71
Short-term employee benefits	1,740	1,972	1,901	533
Other employees benefits	106	94	95	25
Share-based compensation	934	398	239	64

	2,970	2,673	2,720	693

Number of key officers	11	8	9

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 18:	SUBSEQUENT EVENTS

a.	On April 22, 2019 the European Investment bank (EIB) announced a € 4,000 extension to its 2017 financing agreement with the Company in support of the ongoing pivotal Phase 3 clinical trial of the Company M-001 Universal Influenza Vaccine candidate. The extension will allow an increase of up to 8,000 participants, bringing the planned total size of the trial to approximately 12,000 participants.

b.	On March 25, 2019, the Company published a public offering in NASDAQ to issue NASDAQ listed ADSs in consideration of maximum aggregate sum of NIS 72,960 ($ 20,000).

- - - - -