Form 20-F
period 2019-12-31
BiondVax Pharmaceuticals Ltd.
filed 2020-06-12
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

001-37353

(Commission file number)

BiondVax Pharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Jerusalem BioPark, 2nd floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Address of principal executive offices)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 40 ordinary share, no par value	BVXV	Nasdaq Capital Market

Ordinary Shares, no par value		Nasdaq Capital Market*

*  Not for trading; only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 454,145,376 ordinary shares no par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Emerging growth company	☒

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

BiondVax Pharmaceuticals Ltd.

FORM 20-F

ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Note Regarding Forward-Looking Statements

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

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the initiation, timing, progress and results of our clinical trials;

●	the clinical development, commercialization and market acceptance of our product candidate;

●	our receipt of regulatory approvals for our product candidate, and the timing of other regulatory filings and approvals;

●	our ability to obtain and maintain ongoing regulatory requirements, even if our product candidate receives marketing approvals;

●	our ability to maintain and expand our intellectual property in connection with our product candidate;

●	our ability to compete with other current influenza vaccines or other competing product candidates;

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing; and

●	the impact of pandemics such as the Novel Coronavirus Disease 2019, or COVID-19, on our business and financial condition.

Note Regarding the Filing of Form 20-F

The Company relied on an order by the Securities and Exchange Commission (the “SEC”) under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) to delay the filing of its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Report”) due to the circumstances related to COVID-19. In particular, COVID-19 and related precautionary responses imposed by the State of Israel have caused severe disruptions in travel and transportation, and limited access to the Company’s facilities to most of the Company’s employees. This, in turn, delayed the Company’s ability to complete its annual financial closing process and prepare and complete the Report in a timely manner. In addition, our management has had to devote significant time and attention to assessing the potential impact of COVID-19 and related events on our operations and financial position and to developing operational and financial plans to address those matters, which has diverted management resources from completing all of the tasks necessary to file the Report by its due date.

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

The selected statements of operations data for the years ended December 31, 2019, 2018, and 2017, and the selected balance sheet data as of December 31, 2019 and 2018, have been derived from our audited financial statements set forth elsewhere in this Annual Report on Form 20-F. The selected statements of operations data for the years ended December 31, 2016 and 2015, and the selected balance sheet data as of December 31, 2017, 2016 and 2015, have been derived from our audited financial statements not included in this Form 20-F.

Our financial statements included in this annual report were prepared in accordance with International Financial Reporting Standard, or the IFRS, as issued by the International Accounting Standards Board, and reported in NIS. This annual report contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purpose of the presentation of financial data for the period ending on December 31, 2019, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at a rate of 3.456 NIS to $1 U.S. dollar, the daily representative rate in effect as of December 31, 2019. No representation is made that the NIS amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NIS in thousands					Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	10,736	9,397	19,423	72,056	68,645	19,863
Participation by the IIA and UNISEC	(2,830)	(1,603)	(646)	(143)	-	-
Research and development, net of participations expenses	7,906	7,794	18,777	71,913	68,645	19,863
Marketing, general and administrative expenses	3,397	4,106	4,879	5,154	9,706	2,808
Operating loss	11,303	11,900	23,656	77,067	78,351	22,671
Financial income	1,128	3,019	18	2,936	4	1
Financial expenses	(24)	(303)	(10,913)	(13,596)	(30,847)	(8,926)
Financial income (expenses), net	1,104	2,716	(10,895	(10,660)	(30,843)	(8,926)
Net loss	(10,199)	(9,184)	(34,551)	(87,727)	(109,194)	(31,596)
Loss from available-for-sale financial assets	5	6	6	-	-	-
Total comprehensive loss	(10,204)	(9,190)	(34,557)	(87,727)	(109,194)	(31,596)
Basic and Diluted net loss per share (NIS)	(0.1)	(0.07)	(0.17)	(0.34)	(0.33)	(0.09)
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	105,523	135,097	201,031	261,420	326,651	326,651

	December 31,
	2017	2018	2019	2019
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	71,382	75,883	72,467	20,968
Other receivables	3,923	965	656	190
Rights of use assets	-	-	7,136	2,065
Property, plant and equipment	5,510	28,249	34,981	10,122
Other long term assets	880	740	510	148
Total assets	81,695	105,837	115,750	33,493
Trade payables	6,223	20,723	17,062	4,937
Other payables	660	1076	1,203	348
Current maturities of lease liabilities	-	-	694	201
Warrants	8,177	6,168	16,354	4,732
Liability in respect of government grants	10,300	14,643	14,812	4,286
Lease liabilities	-	-	6,809	1,970
Loan from others	-	94,360	123,780	35,816
Severance pay liability, net	83	82	89	26
Total liabilities	25,443	137,052	180,803	52,316
Total shareholders’ equity	(56,252)	(31,215)	(65,053)	(18,823)

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019, at the rate of one U.S. dollar per NIS 3.456.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We are a clinical stage biopharmaceutical company that was incorporated in 2003. Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. M-001 is in clinical trials and has not yet been approved for commercial sale. We may not receive the necessary regulatory approvals to commercialize our product candidate. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2017, 2018 and 2019, we had net losses of $9,999, $25,384 and $31,596 thousands, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2019, we had an accumulated deficit of approximately $92,690 thousands, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may not be able to generate these revenues or achieve profitability in the future. If M-001 fails in clinical trials or does not gain regulatory clearance or approval, or if M-001 does not achieve market acceptance, we may never become profitable. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2019, we had approximately $20,968 thousands in cash and cash equivalents, working capital of $15,672 thousands and an accumulated deficit of $92,690 thousands. As of December 31, 2019, we had sufficient cash and cash commitments to fund operations for at least twelve months if we do not raise additional capital. Since our inception, most of our resources have been dedicated to the development of M-001. In particular, we have expended and believe that we will continue to expend significant operating and capital expenditures for the foreseeable future developing M-001 and any future product candidate as well as preparing for the potential submission of applications towards licensure or marketing approval to relevant regulatory bodies, such as the United States Food and Drug Administration, or the FDA, and the European Medicines Agency, or the EMA, for M-001. These expenditures may include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contracting CMOs, hiring additional management and other personnel, applying for regulatory approvals, acquisition of equipment, as well as commercializing any products approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. Because the outcome of our current Phase 3 clinical trials is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our product candidates. We also expect to incur additional costs for the purpose of conducting our ongoing and potential future clinical trials.

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

Our future capital requirements depend on many factors, including:

●	the scope, progress, results and costs of researching and developing M-001 and any future product candidate, and conducting preclinical and clinical trials;

●	the timing of, and the costs involved in, obtaining regulatory approvals for M-001 and any future product candidate;

●	the cost of commercialization activities, if any, of M-001 and any future product candidates approved for sale, including marketing, sales and distribution costs;

●	the cost of manufacturing M-001 and any future product candidate and any products we successfully commercialize;

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the timing, receipt and amount of sales of, or royalties on, any future products;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any future products.

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

We have entered into a finance contract with the European Investment Bank, or EIB, for the receipt of a loan of 24 million Euro and into a security agreement and creation of a first ranking floating charge over all assets of the Company in favor of EIB, and a breach of such finance contract or security agreement may cause EIB to exercise the pledge and materialize certain of our assets.

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to 20 million Euro, which was extended to 24 million Euro, and up to 50% of the Company’s expected cost of developing and marketing our product candidate, M-001. The main provisions of the Finance Contract are described in this annual report. As of the date of this annual report, we have drawn down an amount of the loan equal to 24 million Euro.

We have also entered into a security agreement, or the Security Agreement, whereby we created a first ranking floating charge over all of our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited (“Yeda”). While intellectual property rights are excluded from the floating charge pledge, any breach of the Finance Contract or the Security Agreement may cause the EIB to exercise the floating charge pledge and to foreclose on certain of our assets at the time of such exercise.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring future indebtedness, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

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

We have invested a significant portion of our efforts and financial resources in the development of M-001. There remains significant risk that we will fail to successfully develop M-001 for any indication. We do not expect to have top line data from our pivotal clinical efficacy Phase 3 trial for M-001 available until the end of 2020, and there is no guarantee that the top line data will be available by then. The timing of the availability of such top-line data and the completion of our pivotal clinical efficacy Phase 3 trial is dependent in part on our ability to reach the statistically necessary number of laboratory confirmed influenza cases in order to complete the study. If we ultimately obtain favorable results from this Phase 3 trial of M-001, we intend to submit application(s) for marketing approval for M-001.

We may experience numerous unforeseen events during, or as a result of, our Phase 3 clinical trial of M-001, that could delay or prevent our ability to receive marketing approvals to commercialize M-001, including:

●	Possible negative or inconclusive results, compelling us to conduct additional clinical trials or abandon product development programs;

●	Higher dropout rate of trial participants than anticipated;

●	Our third party contactors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

●	Regulators, institutional review board or independent ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

●	The cost of clinical trials of our product candidate may be greater than we anticipate;

●	The supply or quality of our product candidate or other materials necessary to conduct clinical trials may be insufficient or inadequate;

●	Our M-001 may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators, institutional review board or independent ethics committees to suspend or terminate the trial(s);

●

The naturally occurring influenza attack rate may be lower than anticipated, thereby compelling us to increase the number of trial participants and/or extend the trial to an additional season, as per our flexible enrollment trial protocol design; and

●	The potential impact of the COVID-19 pandemic.

We may not develop additional product candidates other than M-001.

M-001 is currently our only product candidate in development. Other than M-001, we may not develop additional product candidates based on our research and know-how and we may never attempt to develop other peptide-based products. As a result, our business and future success may depend on our ability to obtain regulatory approvals of, and then successfully commercialize, only M-001.

We may never receive FDA regulatory approval for the performance of additional clinical trials in the U.S.

We entered into a pivotal clinical efficacy Phase 3 trial in Europe and a clinical trial agreement with the National Institute of Allergy and Infection Diseases (NIAID) for a Phase 2 clinical trial in the U.S. using M-001, for which the first participants were enrolled in 2018. In February 2020, we published the preliminary data regarding the Phase 2 clinical trial, and the clinical study report (CSR) was submitted to NIAID to the FDA in June, 2020. We intend, subject to the successful results of our Phase 3 clinical trial in Europe, to enter into discussions with the regulatory authorities regarding market approval of M-001 and to comply with the applicable requirements. The FDA, however, may require that we conduct additional clinical trials in the U.S. prior to providing market approval in the U.S. Although we believe that the previous approved preclinical and clinical trials we performed will serve as an adequate basis for future FDA regulated clinical trials in the U.S., we may not receive FDA approval to conduct Phase 3 or other clinical trials in the U.S. Failure to receive FDA approval to conduct Phase 3 or other clinical trials in the U.S. will materially reduce our target market and the future profitability of M-001, may have a material adverse effect on our business and could potentially cause us to cease operations. It is also possible that we may decide or that the FDA may require that we provide additional data and information and meet additional standards for receipt of approval. If this were to occur, the time and financial resources required for obtaining FDA approval for Phase 3 clinical trials, and complications and risks associated therewith, would likely increase. Moreover, while receipt of clinical trial approval by the FDA does not ensure the receipt of clinical trial approval in other countries, failure or delay in obtaining clinical trial approval by the FDA may have a negative effect on the regulatory process in other countries. Any failure or any delay or setback in obtaining clinical trial approval in the U.S. or in other countries would impair our ability to develop and commercialize M-001.

M-001 is subject to extensive regulation and may never obtain regulatory approval.

M-001 must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the EMA or FDA or any other regulatory authorities for all or any of the indications for which it has undergone or is planned to undergo testing. The EMA, FDA and any other regulatory authorities have full discretion over this approval process. We may need to conduct significant additional research, including testing in animals and in humans, before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in preclinical testing and clinical trials. Satisfying EMA, FDA and any other regulatory requirements typically takes many years, is dependent upon the type, complexity and novelty of the product and requires the expenditure of substantial resources. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or EMA, FDA or any other regulatory policy, during the process of product development, clinical trials and regulatory reviews. Failure to obtain EMA, FDA or any other regulatory approval of M-001 in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

M-001 and any product candidate we may develop in the future will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product, and if we fail to comply with such requirements, we may not obtain such approvals or could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market M-001 and/or other product candidates, any such product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of EMA, FDA or any other regulatory approval or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the EMA, FDA and any other applicable regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

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

We cannot predict whether we will encounter problems with any of our completed, ongoing or planned clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of our ongoing and planned clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate:

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into any potential future clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

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

Prior to commencing clinical trials in the United States, we must submit an Investigational New Drug (IND) application to the FDA and the IND application must become effective.

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

Although we are currently conducting a pivotal clinical efficacy Phase 3 trial in Europe, we have never conducted a Phase 3 clinical trial in the U.S., and may be unable to do so for M-001 or any other future product candidates we may develop.

We have never conducted a Phase 3 clinical trial in the U.S, but we are currently conducting a clinical trial in Europe.

The submission of a successful clinical trial plan, or IND application, and conducting of later-stage clinical trials are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2b clinical trial in Europe, as part of the UNISEC consortium, and we are currently in the process of conducting a pivotal clinical efficacy phase 3 trial in Europe. We also have had limited interactions with the FDA and have not discussed our proposed future Phase 3 clinical trial designs or implementation with the FDA. Consequently, we may be unable to successfully and efficiently execute and complete our planned and ongoing clinical trials in a way that leads to the approval of Phase 3 clinical trials for M-001 in the U.S., if such clinical trials are required. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals of M-001. Failure to commence or complete, or delays in our planned clinical trials, would prevent us from or delay us in developing and commercializing M-001 or any other product candidate we are developing.

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

We may not be able to initiate or continue clinical trials for M-001 or any future product candidate. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in our clinical trials may result in increased development costs for M-001 and any future product candidate, which would cause our value to decline and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

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

Natural disasters, public health and other states of emergency, such as the novel coronavirus outbreak, could adversely impact our business, including our Phase 3 trial for M-001.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. For example, in December 2019, a strain of novel COVID-19 virus surfaced in Wuhan, China and, in January 2020, the World Health Organization (WHO) declared the novel COVID-19 virus outbreak a “Public Health Emergency of International Concern” and the U.S. Department of State instructed travelers to avoid all nonessential travel to China. Since then, the WHO declared the novel COVID-19 virus as a pandemic and many countries, including the U.S., Israel, Japan, the United Kingdom and many other countries have imposed various measures designed to minimize the spread of the COVID-19 virus, such as restrictions on international travel, domestic commute, public gatherings, employment and business operations, as well as limitations on the presence of employees in any work place at a given time. Such measures, designed to limit the spread of the COVID-19 virus, may impact our operations, including in connection with the conduct of clinical trials. We will continue to take appropriate and feasible steps to enable us to publish results of this trial by the end of this year. However, we cannot guarantee that the COVID-19 virus pandemic will not delay the availability of the top line results from the trial currently scheduled to be received by the end of this year.

The clinical portion of the Phase 2 trial conducted by the U.S. National Institutes of Health (NIH) in the U.S. is complete, and data was published by the NIH in January 2020. The NIH, which was responsible for creating and publishing the Clinical Study Report (CSR), completed it in June 2020. We do not know if and to what extent the pandemic is impacting trial’s lead investigator’s efforts to create and publish a manuscript

Also, as governments and regulators focus on containing the recent COVID-19 virus outbreak, and prioritize their work and resources accordingly, there is no guarantee that interruptions or delays in the operations of the U.S. Food and Drug Administration (FDA) will not impact the review and approval timelines for the New Drug Application (NDA) we may submit for M-001.

Lastly, at this point in time, there is significant uncertainty relating to the ongoing effect of the novel coronavirus on our business and, while we maintain business continuity plans, they might not adequately protect us, travel restrictions and other restrictions may remain or worsen, all of which would have a negative impact on our business, financial condition and results of operations.

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

The product we are developing is, and any products we may develop in the future will be, subject to extensive and rigorous domestic government regulation, including with respect to Europe, regulation by the EMA and other relevant regional, national and local authorities, with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our products are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, and import and export of pharmaceutical products under various regulatory provisions. M-001 or any product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained EMA, the Israeli Ministry of Health’s approval and/or FDA approval for M-001 or any other given product and its uses. Such foreign regulation may be equally or more demanding than corresponding European, Israeli or U.S. regulation.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline, Seqirus (Ex bioCSL and Novartis flu vaccines), AstraZeneca and Abbott (Solvay) as well as companies and academic research institutes in various developmental stages attempting to develop improved influenza vaccines, such as AltImmune, FluGen, Icahn School of Medicine at Mount Sinai, Imutex, Medicago, National Institute of Allergy and Infectious Diseases, Vaxart, and Vivaldi Biosciences. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate obsolete or non-competitive. If we cannot successfully compete with new or existing products, our marketing and sales will suffer and we may never be profitable.

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

If our employees commit fraud or other misconduct, including noncompliance with regulatory standards and requirements, and insider trading, our business may experience serious adverse consequences.

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

We may not be able to successfully grow and expand. Successful implementation of our business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures, and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize our product candidate or future products. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

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

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crises as well as a variety of other factors including, among other things, the current COVID-19 pandemic, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. The U.S. and certain foreign governments have taken unprecedented actions in an attempt to address and rectify these extreme market and economic conditions by providing liquidity and stability to the financial markets. If the actions taken by these governments are not successful, the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

Our current management team has limited experience in managing and operating a publicly traded U.S. company. Any failure to comply or adequately comply with federal securities laws, rules or regulations could subject us to fines or regulatory actions, which may materially adversely affect our business, results of operations and financial condition.

Although our ordinary shares were traded on the Tel Aviv Stock Exchange and we filed public reports in Israel in the past, our current management team has limited experience managing and operating a company publicly traded in the U.S. Failure to comply or adequately comply with any laws, rules or regulations applicable to our business may result in fines or regulatory actions, which may materially adversely affect our business, results of operation or financial condition and could result in delays in achieving the development of an active and liquid trading market for the ADSs.

We may be subject to extensive environmental, health and safety, and other laws and regulations in multiple jurisdictions.

Our business involves the controlled use, directly or indirectly through our service providers, of hazardous materials, various biological compounds and chemicals; therefore, we, our agents and our service providers may be subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the use, management and disposal of hazardous, radioactive and biological materials and wastes and the cleanup of contaminated sites. The risk of accidental contamination or injury from these materials cannot be eliminated. If an accident, spill or release of any regulated chemicals or substances occurs, we could be held liable for resulting damages, including for investigation, remediation and monitoring of the contamination, including natural resource damages, the costs of which could be substantial. We are also subject to numerous environmental, health and workplace safety laws and regulations, including those governing laboratory procedures, exposure to blood-borne pathogens and the handling of biohazardous materials and chemicals. Although we maintain workers’ compensation insurance to cover the costs and expenses that may be incurred because of injuries to our employees resulting from the use of these materials, this insurance may not provide adequate coverage against potential liabilities. Additional or more stringent federal, state, local or foreign laws and regulations affecting our operations may be adopted in the future. We may incur substantial capital costs and operating expenses and may be required to obtain consents to comply with any of these or certain other laws or regulations and the terms and conditions of any permits or licenses required pursuant to such laws and regulations, including costs to install new or updated pollution control equipment, modify our operations or perform other corrective actions at our respective facilities or the facilities of our service providers. We have undergone inspections and obtained approvals from various governmental agencies though limited our experience may be.

Governments may impose strict price controls, which may adversely affect our revenues, if any.

In some countries, including the countries comprising the European Union, or the EU, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Risks Related to Dependence on Third Parties

M-001 is based on an exclusive license from Yeda, and we could lose our rights to this license if a dispute with Yeda arises or if we fail to comply with the financial and other terms of the license.

We license our core intellectual property from Yeda under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products that are directly or indirectly based on certain patents and patent applications owned by Yeda and/or certain other intellectual property to be developed by Yeda and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire upon the later of: (i) the expiration date of the last patent licensed thereunder; or (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or any country in Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda and/or the Company (where applicable) will also be entitled to terminate the license agreement by written notice: (x) in the event either party materially breaches any of its obligations under the agreement, provided that such material breach is uncurable or, if curable, is not cured by us within 30 days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, 10 days) from receipt of notice of such breach; or (y) in the event a temporary or permanent liquidator is appointed for our Company, a resolution is passed to voluntarily wind up our Company, or an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (z) we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, all rights and documents will be returned to Yeda, and other than in the case of expiration pursuant to (i) through (iii) above we will be required to grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed from Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event of termination of the license agreement due to any reason other than (a), (b) or (x) through (z) above, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research funds actually expended by us for development. If Yeda terminates the license agreement, or licenses to a third party the intellectual property it had licensed to us pursuant to this license agreement, or if any dispute arises with respect to our arrangement with Yeda, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our current product candidate is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated prior to its expiration, it would have a material adverse effect on our business, prospects and results of operations.

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

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;
●	The possible failure to manufacture sufficient quantities of M-001 due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our proprietary information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our CMO may not be able to comply with current cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Failure to complete the construction of our independent production line in our new facility, in a timely manner or at all, will prolong our dependency on third parties for the manufacturing of M-001 and may result in insufficient quantities of M-001.

In August 2018 we moved to our new facility in Jerusalem. Construction of our independent production line of M-001 for the purpose of future clinical trials and commercialization is complete, and we plan to be ready to produce commercial batches in 2021, subject to the successful completion of the pivotal clinical efficacy Phase 3 trial we are currently conducting in Europe. If we fail to complete our production line in a timely manner or at all, we will enter into agreements with CMOs or expand our existing agreement to manufacture M-001 for the purpose of conducting future clinical trials, as the case may be, and commercialization. If we fail to expand our existing manufacturing agreement and/or enter into additional agreements, or if our partners do not manufacture adequate amounts of M-001 for reasons that are not within our control, we may not possess adequate amounts of M-001 for our anticipated purposes. Insufficient amounts of M-001 may cause delays in our clinical development and commercialization of M-001.

We may not obtain the necessary materials for the performance of additional clinical trials in the U.S. or other countries around the world.

Some of our clinical trials involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufacturers to provide. Specifically, as an example, we were not able to satisfy the FDA’s request for information regarding the H5N1 vaccine (including information as to manufacturing, dosage, formulation, etc.) required for our previously contemplated Phase 2 clinical trial in the U.S., and as a result we elected to convert our IND application submitted in June 2013 into a Drug Master File. It is possible that the FDA or any other relevant regulatory body will request us to provide materials or information that are not in our possession at that time before approving any proposed clinical trials.

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

Our head executive office, our research and development facilities, our current manufacturing facility, as well as some of our clinical sites are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In the last decade, there have been escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from Gaza into southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Jerusalem, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We are incorporated in Israel. Most of our current executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

Even if an Israeli court agrees to hear such a claim, it may determine that Israeli, and not U.S., law is applicable to the claim. Under Israeli law, if U.S. law is found to be applicable to such a claim, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

The Israeli government grants that we received require us to meet several conditions and may restrict our ability to manufacture some of our product candidates and transfer relevant know-how outside of Israel and require us to satisfy specified conditions.

We received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations promulgated thereunder to which we are subject due to our receipt of grants from the Israeli Innovations Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS), a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Innovation Law, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the IIA, in a form provided under the IIA guidelines.

Because a certain portion of our expenses is incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portion of our clinical trials and operational expenses are in U.S. Dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

We received Israeli government grants towards some of our research and development activities.  The terms of these grants may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel.  We may be required to pay penalties in addition to the repayment of the grants.  Such grants may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts have been financed, partially, through grants that we received from the IIA, formerly known as the OCS. We therefore must comply with the requirements of the Innovation Law and related rules and guidelines, including, but not limited to, paying royalties to the IIA on income generated from the sale of products and related services associated with research and development programs funded by the IIA. As of December 31, 2019, we received $5.5 million in IIA grants.

The discretionary approval of an IIA committee will be required for any transfer to third parties outside of Israel of know-how related to M-001, which has been developed with IIA funding. We may not receive the required approvals should we wish to transfer this technology, manufacturing and/or development outside of Israel in the future. We may be required to pay penalties and/or additional payments for such activities, such as with respect to a transfer of IIA funded know-how abroad, payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines, in addition to repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the export of any products resulting from the IIA funded research or development in the ordinary course of business.

Risks Related to our Securities

The controlling share ownership position of Angels Investments in High Tech Ltd. will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having limited influence on corporate actions.

Angels Investments in High Tech Ltd. (“AIHT”) is currently our controlling shareholder.  As of May 15, 2020, AIHT beneficially owned 37.6% of the voting power of our outstanding ordinary shares. Therefore, AIHT has the ability to substantially influence us through this ownership position. For example, AIHT may be able to substantially influence elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. AIHT’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, AIHT will continue to be able to strongly influence our decisions.

We incur significant costs as a public company in the United States, and our management is required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing U.S. and Israeli reporting requirements.

We are a publicly traded company in the U.S. As a public company in the U.S., we incur additional significant accounting, legal and other expenses. We also incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

We may currently be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes or may become one in any subsequent year. There may be negative tax consequences for U.S. taxpayers that are holders of our ordinary shares or our ADSs.

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

We believe we may have become a PFIC in 2018, and although we have not determined whether we were a PFIC in 2019, or in any subsequent year, our operating results for any such years may cause us to be a PFIC. If we were a PFIC in 2019, or any subsequent year, and a U.S. shareholder does not make an election to treat us as a “qualified electing fund,” or QEF, or make a “mark-to-market” election, then “excess distributions” to a U.S. shareholder, and any gain realized on the sale or other disposition of our ordinary shares or ADSs will be subject to special rules. Under these rules: (i) the excess distribution or gain would be allocated ratably over the U.S. shareholder’s holding period for the ordinary shares (or ADSs, as the case may be); (ii) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. shareholder to make a timely QEF or mark-to-market election. U.S. shareholders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. shareholders who made a timely QEF or mark-to-market election. A U.S. shareholder can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. A QEF election generally may not be revoked without the consent of the IRS. Upon request, we will annually furnish U.S. shareholders with information needed in order to complete IRS Form 8621 (which form would be required to be filed with the IRS on an annual basis by the U.S. shareholder) and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC.

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

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, results of operation or financial condition. In addition, current and potential shareholders could lose confidence in our financial reporting, which could have a material adverse effect on the price of the ADSs.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal controls over financial reporting. In addition, if we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. Disclosing deficiencies or weaknesses in our internal controls, failing to remediate these deficiencies or weaknesses in a timely fashion or failing to achieve and maintain an effective internal control environment may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on the price of the ADSs. If we cannot provide reliable financial reports or prevent fraud, our operating results could be harmed.

As an “emerging growth company” under the JOBS Act, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements, which could make the ADSs less attractive to investors.

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

We are a foreign private issuer and are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports or proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. Furthermore, although under the regulations promulgated under the Companies Law, as an Israeli public company listed overseas we will be required to disclose the compensation of our five most highly compensated officers on an individual basis (rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas prior to such amendment), this disclosure will not be as extensive as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual reports with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors and principal shareholders are exempt from the requirements to report short-swing profit recovery contained in Section 16 of the Exchange Act. Also, as a “foreign private issuer,” we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and leniencies reduce the frequency and scope of information and protections available to you in comparison to those applicable to U.S. domestic reporting companies.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ Capital Market requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a “foreign private issuer,” we are permitted, and follow certain home country corporate governance practices instead of those otherwise required under the listing rules of the NASDAQ Capital Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, board independence requirements, director nomination procedures and quorum requirements. In addition, we may follow our home country law instead of the listing rules of the NASDAQ Capital Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company, and certain acquisitions of the stock or assets of another company. We also intend to follow our home country rules regarding the periodic approval of and changes to the formal charter for our compensation committee instead of the listing rules of the NASDAQ Capital Market. We may in the future elect to follow home country corporate governance practices in Israel with regard to other matters. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the listing rules of the NASDAQ Capital Market applicable to domestic U.S. issuers.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, our securities price and trading volume could be negatively impacted.

The trading market for our securities may be influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the securities, or provide more favorable relative recommendations about our competitors, the price of our securities would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of our securities or their trading volume.

The market price for the ADSs may be volatile.

The market price for the ADSs is likely to be highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the approvals necessary to commence further clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new products or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by these analysts;

●	future issuances of ordinary shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Substantial sales of our ADSs on the NASDAQ may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs.

The issuance of any additional ADSs, or any securities that are exercisable for or convertible into our ordinary shares or ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

We have not paid, and do not intend to pay, dividends on our ordinary shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on our ordinary shares since inception. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. Moreover, the Israeli Companies Law, as amended, or the Companies Law, imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

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

Holders of the ADSs do not have the same rights of our ordinary shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is no less than 35 or 21 calendar days, depending on the proposals on the agenda for the shareholders meeting. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their ordinary shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

Your percentage ownership in us may be diluted by future issuances of share capital, which could reduce your influence over matters on which shareholders vote.

Our board of directors has the authority, in most cases without action or vote of our shareholders, to issue all or any part of our authorized but unissued shares, including ordinary shares and ADSs issuable upon the exercise of outstanding options. Issuances of additional shares and ADSs would reduce your influence over matters on which our shareholders vote.

Management will have broad discretion as to the use of the proceeds from the exercise of the warrants, and we may not use the proceeds effectively.

As of May 15, 2020, the period for exercising ADS warrants issued to investors in our initial public offering in the U.S. and the representative’s warrants issued to underwriters in such offering has ended and we received aggregate gross proceeds of $4.2 million since issuance of the warrants from the exercise of such warrants, some of which were exercised on a cashless basis. Our management has broad discretion in the application of the proceeds from the exercise of the such warrants and could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of the ADSs. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of the ADSs to decline.

Item 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

Our legal commercial name is BiondVax Pharmaceuticals Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the Tel Aviv Stock Exchange (TASE)., In May 2015, we completed an initial public offering of our ADSs and ADS Warrants on the Nasdaq Capital Market, and we were dual listed from that date until we voluntarily delisted from the TASE as of January 22, 2018. As of May 15, 2020, the period for exercising the ADS Warrants ended and almost all were exercised.

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

Our capital expenditures for 2019, 2018, and 2017 amounted to approximately $2,150, $6,866 and $1,304 thousands, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

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

M-001 is based on research initially conducted at the Weizmann Institute of Science in Israel, or the Weizmann Institute, over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda Research and Development Company Ltd., or Yeda, an affiliate of the Weizmann Institute, an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. Since 2003, we continued the research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben Yedidia (who completed her doctorate in the lab of Professor Arnon at the Weizmann Institute) and, at present, we own or license five families of patents filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035.

According to the US Centers for Disease Control and Prevention (CDC), , the estimated adjusted seasonal influenza vaccine effectiveness (VE) from 2004 to 2019 in the U.S. varied between 10% during the 2004/2005 season to 60% during the 2010/2011 season. According to this data, the average VE is about 40%. Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common circulating strains during the then upcoming influenza season or that are perceived to have the greatest potential to cause a future pandemic outbreak. While the influenza virus frequently and unpredictably mutates, resulting in novel strains, existing seasonal and pandemic influenza vaccines are strain-specific, and only target those specific strains, and are not expected to protect against novel emerging influenza strains. In addition, the production cycle of most existing influenza vaccines is long (approximately 5 to 6 months), considerably limiting the ability to quickly immunize the population in case of a pandemic outbreak.

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

We are conducting a pivotal clinical efficacy Phase 3 trial in 85 clinical trial sites in seven Eastern European countries, subject, among others, to the regulations of the European Medicines Agency (EMA). In March 2018 we entered into a master service agreement and work order with a European contract research organization, or CRO, to conduct the first pivotal clinical efficacy Phase 3 trial of M-001. Launched in August 2018, the primary endpoints of this trial are to demonstrate safety of M-001 and the clinical efficacy conferred by M-001 administration, measured by reduction of confirmed flu cases in the vaccinated group versus placebo. A secondary endpoint will assess reduction in flu illness severity among those receiving M-001 versus placebo. In October 2018 we announced the successful enrollment of the last participant of the first cohort, consisting of 4,042 participants, for the first season of this clinical trial. The Company also enrolled 8,421 participants in the trial’s second cohort (2019/20 flu season) in 85 sites in seven countries in eastern Europe. Results are expected by the end of 2020. The Data Safety Monitoring Board, or DSMB, met in January 2019 in Warsaw, Poland, to review the safety data for our first cohort available at that time and notified us that they have no safety concerns and recommended that the study continue as planned.

In addition, in November 2017 we entered into a Phase 2 clinical trial agreement in the U.S. for the administration of M-001 with the National Institute of Allergy and Infectious Diseases (NIAID) one of the institutes and centers that make up the National Institutes of Health (NIH), an agency of HHS . In April 2018 we reported the first participant enrollment in this clinical trial. In February 2020, preliminary data regarding the Phase 2 clinical trial was published by NIAID, and NIAID completed the clinical study report (CSR) in June 2020.

In addition to these ongoing clinical trials, we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and a Phase 2b clinical trial in Europe. These clinical trials were designed for adults between the ages of 18 to 65 and older and included an aggregate of 698 participants. Because our product candidate is a vaccine, we conducted our Phase 1/2 clinical trials on healthy participants to test both safety of M-001 as our primary endpoint and the immunogenicity of M-001 as our secondary endpoint. Results from all our Phase 1/2 and Phase 2 clinical trials indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and that M-001 was effective in causing an immune reaction in clinical trial participants administered with M-001.

In October 2015 we entered into a Development and Manufacturing Agreement for the production of clinical batches of M-001 with a CMO, based in the U.S., for the purpose of upscaling the small-scale cGMP manufacturing process of M-001 for Phase 3 and commercial production. As planned, on August 20, 2018, we announced our move to a new mid-sized factory in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001. The facility is planned for annual manufacturing capacity of 20 million doses in bulk including up to 10 million doses in filled and finished (PFS packed) syringes. For this purpose, on July 18, 2017, we entered into an agreement to lease approximately 1,800 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. We financed the costs of the first stage of construction, in an amount of approximately $10 million, with funds and grants received by us, as well as with our own financial resources. This first stage of construction included setting up laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also completed setting up an infrastructure to support our plans to be implemented upon successful Phase 3 results, when we intend to install additional equipment such as a higher capacity syringe filling machine, automatic visual inspection, and packing machines in order to establish commercial fill-and-finish capacity.

On June 19, 2017, we entered into a Finance Contract with the EIB, for the financing of up to Euro 20 million, which was later expanded to Euro 24 million, and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. To date, we have drawn down the amount of Euro 24 million and have entered into a security agreement placing a first ranking floating charge over all our assets in favor of EIB, excluding assets and/or intellectual property rights subject to the license agreement between the Company and Yeda.

The Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist, has granted us since 2006 approximately $5.5 million in funding, for the ongoing development of M-001. In addition, and subject to certain terms and conditions, we have been approved by the Ministry of Economy and Industry of the State of Israel for a grant of approximately NIS 4 million to be utilized towards the construction of our factory for the production of Phase 3 and commercial batches of M-001 in Jerusalem, Israel.

We intend, subject to the successful results of our pivotal clinical efficacy Phase 3 clinical trial in Europe, to enter into discussions with the Food and Drug Administration (FDA), another of the Federal agencies of HHS, regarding market approval of M-001 in the U.S., and to comply with the applicable requirements. Although we have not yet submitted a Phase 3 Investigational New Drug (IND) application to the FDA, we believe that the results of the Phase 2 clinical trials conducted by us so far or to be conducted in the future, as well as those of our ongoing pivotal clinical efficacy Phase 3 trial in Europe, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may conduct in the U.S. in the future.

We do not currently have sufficient financial resources to complete new Phase 3 clinical trials of M-001 on our own. We may seek to establish collaborations with large multinational pharmaceutical companies and/or national health authorities to finance additional Phase 3 clinical trials of M-001. However, to the extent that we have sufficient capital to do so (whether through sales of debt or equity securities or otherwise), we may seek to conduct Phase 3 clinical trials of M-001 without such collaborations.

Our Market Opportunity

Influenza is an infectious disease caused by different strains of the influenza virus. The disease is common around the world and appears as seasonal or pandemic outbreaks. The various strains of influenza are classified into A and B groups according to the type of proteins in the virus. According to information published by the World Health Organization (WHO), a specialized agency of the United Nations, the global annual attack rate of seasonal influenza is estimated at 5% – 10% in adults and 20% – 30% in children, and up to 650,000 of those infected die annually as a result of influenza and associated respiratory diseases. In the U.S., the CDC estimates that influenza was associated with an estimated 45 million illnesses during the 2017/18 flu season, including 810,000 hospitalizations and 61,000 deaths. Most severe morbidity and mortality was observed in adults aged 65 years and older. In addition, during seasonal influenza epidemics from 1979/80 through 2000/01, the estimated overall number of influenza-associated hospitalizations in the United States ranged from approximately 54,000 to 430,000 per epidemic, and 63% of these cases occurred among persons over the age of 65. Infants, adults over the age of 50 and chronic disease patients are most likely to contract influenza and suffer from complications.

The influenza virus undergoes frequent mutations. These mutations decrease the effectiveness of the immune reaction of the human body. If the mutations are very significant, the mutated virus strains may cause global pandemics. Over the last few years, new strains of the influenza virus previously only existing in animals have appeared in humans, including Avian flu strains such as H5 and H7. We believe that the appearance of new potentially pandemic strains is a growing concern among health authorities, as these strains increase the risk of worldwide pandemics and high mortality and morbidity rates. Indeed, the WHO listed the threat of global influenza pandemic as one of the “Ten threats to global health in 2019.” Furthermore, according to the scientific journal Vaccine (Molinari et al. 2007), the direct financial loss attributed to the influenza disease in the U.S. was estimated at a total of $87.1 billion annually, of which $55.7 billion related to incidents of the disease among adults aged 65 years or older. More recently, the White House Council of Economic Advisors estimated that the annual economic burden for seasonal influenza is over $361 billion in the U.S. (Mitigating the Impact of Pandemic Influenza through Vaccine Innovation, September 2019).

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

The seasonal influenza vaccine market was dominated in 2018 by three large pharmaceutical companies Sanofi Pasteur, Seqirus, and GlaxoSmithKline plc (GSK). According to GlobalData’s “Seasonal Influenza Vaccines – Global Drug Forecast and Market Analysis to 2025” report, dated November 2016, sales of seasonal influenza vaccines in the seven major markets (US, France, Germany, Italy, Spain, UK, and Japan), will rise from $3.1 billion in 2015 to $4.3 billion by 2025. A CNBC report dated October 19, 2015, quoted estimated seasonal flu vaccine revenue in the U.S. alone at $1.61 billion in 2014, with total distribution of 147.8 million doses. The same CNBC report quotes a vaccine manufacturer’s estimated global market in 2015 at $4 billion.

Our Product Candidate M-001

Our current product candidate, M-001, is comprised of nine peptides that activate the entire immune system (including both a humoral reaction, an immune reaction causing the body to create antibodies against a pathogen or parts thereof, and a cellular immune reaction, an immune reaction causing the body to kill or assist in killing pathogens), to prevent the spread of the influenza disease within the body and shorten the duration of the illness. The selected peptides are from the HA, NP and M1 proteins of both influenza Type A and Type B virus, and each peptide comprises up to 22 amino-acids. These peptides are common in the vast majority of influenza virus strains and are combined into a single protein used in M-001.

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

We also believe the following key strengths provide us with competitive advantages relative to other companies seeking to develop novel treatments for the prevention of influenza:

●	M-001 is currently in advanced clinical stage (Phase 3). We are currently conducting a Phase 3 clinical trial in Europe and have completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and an additional Phase 2b clinical trial in Europe. Our Phase 1/2 and Phase 2 clinical trial results indicated that M-001 was well tolerated and safe across all treatment groups within the trial population and was effective in causing an immune reaction in clinical trial participants administered with M-001.

●	Extensive knowledge and expertise in the use of peptide-based vaccines. We have extensive experience researching and developing peptide-based compounds, including M-001. Our product candidate is based on years of research, including the research headed by Professor Ruth Arnon at the Weizmann Institute during the 10 years prior to our inception. Over the course of that 10 year period the scientific concept of a peptide-based influenza vaccine was established and confirmed in numerous preclinical and clinical trials for various influenza virus strains. We believe that this knowledge and expertise gives us a competitive advantage over other universal influenza vaccine developers with less significant experience and knowledge of these fields of study.

●	In-house cGMP production capacity and advanced stage of construction for a commercial manufacturing capacity. Our previous production facility in Ness Ziona was Phase 1 and 2 clinical trial audited and approved for production according to cGMP standards by a European qualified person. In October 2015 we entered into a Development and Manufacturing Agreement with a Contract Manufacturing Organization (CMO) based in the U.S. for the production of clinical batches of M-001 for our current Phase 3 clinical trial. As planned, on August 20, 2018, we announced our move to a new mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 and commercial use.

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

Our Business Strategy

Our strategy is to complete development of, and, thereafter, manufacture and commercialize M-001 for use as a global influenza prevention therapy. Key elements of our current strategy include the following:

●	Receive all required regulatory approvals for the commercialization of M-001 as a preventative therapy for influenza. We have launched a pivotal clinical efficacy Phase 3 clinical trial in Europe under the EMA, following the completion of several Phase 2 clinical trials conducted in Israel and Europe. We have also entered into a clinical trial agreement with the NIAID for a Phase 2 clinical trial in the U.S. for the administration of M-001 in participants.

●	Seek attractive partnership opportunities. We believe that the proprietary rights provided by M-001, together with the successful clinical results and commercial scale manufacturing capacity, will create attractive partnership opportunities for large pharmaceutical companies or health authorities in different countries around the world. We intend to seek to build a portfolio of commercially attractive partnerships consisting of co-developments and licenses, which will allow us to commercialize M-001 worldwide.

●	Further develop our independent production line. Our previous production facility was Phase 1 and 2 clinical trial audited and approved for production according to cGMP standards, by a European qualified person. In October 2015 we entered into a Development and Manufacturing Agreement with a CMO located in the U.S. for the production of clinical batches of M-001 for our current Phase 3 clinical trial. As planned, on August 20, 2018, we announced our move to a new mid-sized manufacturing facility in Jerusalem, with potential capacity to annually produce up to forty million doses of M-001 for Phase 3 and commercial use. We intend to complete the construction of our independent production line of our facility. We intend to complete the construction of our independent production line of our facility by the end of 2021, subject to successfully completing the phase 3 pivotal clinical trial we are currently conducting in Europe.

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

The design and execution of the clinical trials and achieving performance benchmarks at different stages of the trials is a process normally required in order to receive approval for marketing pharmaceutical products in countries where the clinical trials are performed. Generally, it is possible to market the product in a country only if such product was approved by that specific country, however in some countries it is possible to market the product even if the trials were not performed in that territory.

We are currently conducting a pivotal clinical efficacy Phase 3 trial in 85 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, and a Phase 2b clinical trial in Europe. We are assisted by professional advisers in examining the possibilities of performing clinical trials in additional countries, taking into consideration the costs of the trials, speed of receiving the approvals, and manner of performing the trials. We consider this information, together with marketing information regarding future products in each country and whether each country regulatory authority consents to relying on prior approvals and research performed in other countries, in choosing clinical trial sites.

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

Ongoing Phase 3 Clinical trial

As planned, we initiated a Phase 3 clinical trial in Europe starting at the 2018/2019 flu season. In this clinical trial, we are administering M-001 for the following indication: as a universal influenza vaccine suitable to be administered to the general population to provide protection against seasonal and pandemic strains of influenza. The placebo-controlled pivotal clinical efficacy Phase 3 trial enrolled a total of 12,463 participants over two years, including 4,094 who were enrolled in the trial’s first cohort prior to the 2018/19 flu season and 8,421 who were enrolled in the trial’s second cohort for the 2019/20 flu season. Since assessment of clinical efficacy of influenza vaccines largely depends on the attack rates of circulating influenza strains, the study features flexible enrollment to adjust the required number of participants in the second year, and, optionally, the protocol allows us to extend the clinical trial to a third flu season and a third cohort. The participants are 50 years and older, with at least half over 65 years of age. The EMA’s Committee for Medicinal Products for Human Use (CHMP) reviewed our Phase 3 trial plan, provided advice, and allowed us to proceed with the Phase 3 clinical trial plan for M-001. The Data Safety Monitoring Board, or DSMB, met in January 2019 in Warsaw, Poland to review the safety data for our first cohort available at that time, and notified us they have no safety concerns and recommended that the study continue as planned.

Clinical trial number	Phase	Location	Regulatory Authority	Trial Design	Trial Purpose	Population	Number of Subjects
BVX-010	3	Europe	EMA	A randomized, double-blind, placebo-controlled pivotal phase 3 trial	Primary Endpoints: safety and clinical efficacy; Secondary Endpoint: reduction of severity of flu illness	Adults ages 50 and older, at least 50% of participants are over 65 years old	Total 12,463, including Cohorts 1 and 2 (flexible enrollment, divided into cohorts)

Results of our completed Clinical Trials

The following table summarizes the structure, design and purpose of our completed Phase 2 clinical trials conducted in Israel, Europe and the U.S., subject to the relevant regulatory approvals for each clinical trial:

Clinical trial number	Phase	Trial Design	Trial Purpose	Population	Number of Subjects	Results
BVX-002	1/2	randomized, single-centered, single-blind, placebo-controlled escalating double-dose	Primary endpoint: Safety; Secondary Endpoint: Immunogenicity	Adults between ages 18 to 49	63	Well tolerated, safe and induced priming
BVX-003	1/2	randomized, single-blind, placebo-controlled escalating double-dose	Primary endpoint: Safety; Secondary Endpoint: Immunogenicity	Elderly between ages 55 to 75	60	M-001 was well tolerated and a humoral and cellular immune reaction was observed.
BVX-004	2	randomized, two centered, two stage, double-blind, placebo controlled double-dose	Primary Endpoint: safety; Secondary Endpoint: Immunogenicity	Adults between ages 18 to 49	200	M-001 was well tolerated and a humoral and cellular immune reaction was observed.
BVX-005	2	multicenter, randomized, placebo-controlled	Primary Endpoint: safety; Secondary Endpoint: Immunogenicity	Elderly ages 65+	120	M-001 was well tolerated and a humoral and cellular immune reaction was observed.
BVX-006	2	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoint: safety; Secondary Endpoint: immunogenicity	Adults between ages 50 to 64	36	M-001 was well tolerated and a humoral and cellular immune reaction was observed.
BVX-007	2b	Randomized, Placebo-Controlled, Double-Blind	Primary Endpoints: safety and cell mediated immunity	Adults between ages 18 to 60	219	Safety and cellular immune response of M-001 confirmed.

BVX-008	2	A randomized, double-blind, active-controlled phase 2 trial in collaboration with NIAID	Primary Endpoints: Safety & cell mediated immunity	Adults between ages 18 to 49	120	Both primary endpoints were achieved

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

BVX-007

We completed our BVX-007 Phase 2b clinical trial in September 2016. This Phase 2b clinical trial was conducted in Budapest, Hungry, as part of our membership in the UNISEC Consortium that focused on development and evaluation of promising concepts for a universal influenza vaccine. Prior to commencement, we received the requisite regulatory approvals for the clinical trial from the EMA and the relevant Hungarian Regulatory Authority. BVX-007 was designed to evaluate the safety and immunogenicity of M-001 when used ahead of a sub optimal dose of H5N1, an avian influenza vaccine, provided by a Hungarian supplier of seasonal and H5N1 flu vaccines. BVX-007 was conducted in adults between the ages 18 to 60, initially including 222 participants. Following the withdrawal of three participants, the clinical trial was completed with the participation of 219 participants. In July 2017, we announced positive results for the Phase 2b BVX-007 clinical trial: The safety of M-001 (primary endpoint) was confirmed: no treatment related severe adverse events were observed. The primary immunogenicity endpoint was also achieved with a significant cell mediated immunity observed in the group immunized with 1mg dose of M-001. The secondary immunogenicity endpoint aimed to show enhanced HAI antibodies to the H5N1 viruses. Such enhancement was observed in 1 out of 4 strains tested. It should be noted that the sub optimal dose of the H5N1 vaccine alone induced minimal responses and hence, it might be the reason that the priming effect conferred by the M-001 vaccine was not observed in all H5N1 strains tested in this study.

BVX-008

On November 20, 2017 we announced the signing of a clinical trial agreement with the NIAID of the U.S. National Institutes of Health for a Phase 2 clinical trial in the U.S. using our product candidate, M-001. The primary endpoints of this clinical trial focused on safety and cell-mediated immune response to the M-001. In addition, it assessed the ability of M-001 in humans to enhance immune response provided by a currently marketed QIV seasonal vaccine (an inactivated quadrivalent split-virus seasonal influenza vaccine. In April 2018, the first participant enrollment in this clinical trial was reported, and in February 2020 the NIAID published the preliminary data regarding the clinical trial. The data, which are consistent with results of previous clinical trials of M-001, indicate that both primary objectives were achieved. The clinical study report (CSR) was completed in June 2020 and submitted by NIAID to the FDA

Safety and Efficacy Preclinical Trials

We conducted safety and efficacy preclinical trials in rats and mice. These preclinical trials have demonstrated that M-001 provides an effective flu protection, and an immune reaction against different flu virus strains. During these preclinical trials both humoral and cellular immune reactions were recorded. The preclinical trials provided a proof of concept for all indications. While these results are encouraging, we cannot determine the safety and efficacy of M-001 in human participants based on such preclinical trials.

At a pre-IND meeting held with the FDA in 2012, the FDA indicated that our preclinical trials conducted to that date were sufficient to continue our Phase 2 and Phase 3 clinical trials.

Future Phase 3 Clinical trials

We intend, subject to the successful results of our Phase 3 clinical trial in Europe, to enter into discussions with the FDA regarding market approval of M-001 in the U.S., and to comply with the applicable requirements. Although we have not yet submitted a Phase 3 Investigational New Drug Application, or IND, to the FDA, we believe that the results of the Phase 2 clinical trials conducted by us so far or to be conducted in the future, as well as those of our ongoing pivotal clinical efficacy Phase 3 trial in Europe, will further expand our data to provide greater support for any Phase 3 clinical trial of M-001 we may opt to conduct in the U.S. in the future.

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

Upon completion of Phase 3 clinical trials for some or all of our indications, we may initiate Phase 4 post-marketing clinical trials to validate the clinical efficacy of our product candidate. We also intend to use future revenues accrued from the commercialization of M-001 (if approved for commercial sale) for a specific indication to finance Phase 3 clinical trials for additional indications.

Competition

Currently marketed flu vaccines are strain-specific. There are many vaccine candidates in development that feature either improved production processes and/or broadened coverage against drifted vaccine strains. BiondVax’s M-001 is unique in that it is (i) A single formulation designed to be effective against seasonal and pandemic influenza strains, including Influenza A and Influenza B; (ii) Most advanced universal flu candidate (7 completed clinical trials, including five Phase 2, of which one is the NIH-sponsored Phase 2 trial in the U.S., and an ongoing Phase 3 trial in Europe); (iii) Manufactured in E.coli, resulting in significantly shorter production times and cost efficiency; and, finally (iv) Shelf-life of up to 24 months in refrigerated conditions (testing ongoing), and 6 months at approximately 25°C (room temperature) enabling stockpiling for proactive preparedness.

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

Influenza Vaccine Candidates in Development

To our knowledge, there are a number of companies and academic labs attempting to develop new influenza vaccines. Our information as to the identity of our competitors, the nature of the competing product candidates and the development stage of such competing product candidates relies solely on publicly available information. The following is a summary of known competitors and competing product candidates:

Imutex Limited, a joint venture between SEEK, a privately held UK-based company, and hVIVO PLC, is developing a vaccine based on six specific peptides to induce cellular immunity. In 2011 SEEK published Phase 2 challenge clinical trial results in 28 people which indicated that its vaccine stimulated the immune system and was found to be safe. In April 2016, it was reported that SEEK and hVIVO invested approximately $20 million to create Imutex, a startup with a “Phase 2a ready” universal flu vaccine candidate. In March 2018 and January 2019, Imutex reported their FLU-v 004 Phase2b challenge trial achieved the primary endpoint of a statistically significant reduction in mild to moderate influenza.

AltImmune’s NasoVax is an intranasally delivered broad seasonal and pandemic T-cell booster recombinant candidate. Results of a Phase 2 trial were reported in Q3 2018. FluGen is developing REDEE, a vaccine based on a live virus which cannot multiply or cause illness. The U.S. based company has apparently raised $27 million from investors and received $27 million in federal funds. In 2018, the company announced results of a Phase 1a trial and initiated a Phase 2 challenge trial. The Phase 2 interim results announced in 2019 reported a ‘serum antibody response’.

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

Vaxart reported results from a Phase 2 trials of its oral adenovirus-based influenza vaccine in Q4 2018. Vaxart has also recently reported a Universal Influenza vaccine collaboration with Janssen, and published results of an H1 seasonal influenza oral tablet vaccine challenge study.

Osivax anticipates results of a Phase 2a trial in 2021. NIAID are also developing new influenza vaccine candidates. It has been reported that companies including Sanofi and Johnson & Johnson are also working to improve upon currently marketed influenza vaccines. As well, a number of academic laboratories across the world are in the early stages of research of additional potential influenza vaccines including a “chimeric” vaccine at the Icahn School of Medicine at Mount Sinai, New York.

Marketing and Sales

We do not currently have any marketing or sales capabilities. We intend to license to, or enter into strategic alliances, with governments, health systems or companies in the pharmaceutical business, which are equipped to market and/or sell our products, if and when approved. We may seek to establish marketing and/or sales forces in the future, if and when appropriate, in addition to any such licensing arrangements or strategic alliances.

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

Properties

Office Leasing Agreement

Since August 2018, our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School. We lease this space, which presently consists of a total area of approximately 1,845 square feet, from an unaffiliated third party as of July 18, 2017. The lease period is 10 years with an option for an additional 5 years at our discretion.

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 34.9 million ($10.1 million) for the period ended on December 31, 2019 and at NIS 28.3 million ($8.18 million) for the period ended on December 31, 2018.

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

Research and other Grants

Research Grants

Grants under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984

On July 29, 2015, the Israeli parliament amended the Innvoation Law to establish the Israel Innovation Authority, or IIA, which replaced the OCS. The IIA is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. IIA was formed as of January 1, 2016, and new grant tracks and guidelines are published from time to time. Under the amendment, the IIA was granted vast authority to regulate rules and procedures pertaining to obligations of recipients towards the IIA especially in the matters listed in this memorandum. The following is a summary of OCS regulations that apply to us following the receipt of grants since 2006:

Under the Innovation Law, research and development programs which meet specified criteria and are approved by the research committee of IIA, are eligible for grants. The grants awarded are typically for up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity, developed, in whole or in part, within the framework of an IIA--funded project or deriving therefrom at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 1.3% to 5% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company — i.e., whether it is a “Small Company,” a “Large Company” or a “Traditional Industrial Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on LIBOR (as determined in the IIA’s rules and guidelines). The terms of the IIA support also require that products developed using such grants be manufactured in Israel and that the know-how and technology developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA (and subject to certain payments to the IIA calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines). Nothing in the foregoing restricts the export of products that incorporate the funded technology. Should the Research Committee of the IIA approve the transfer of manufacturing rights outside of Israel, the royalty payments will be subject to an increase of up to a cap of 120%, 150% or 300% of the total IIA funding and accrued interest (LIBOR) (depending upon the portion of manufacture outside of Israel), and the royalty rates will be subject to an increase as well. Such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case there is a notification requirement, and the IIA has the discretion to forbid the transfer. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant.

Ordinarily, as a condition to obtaining approval to manufacture outside Israel, we would be required to pay increased royalties, as set forth in the Innovation Law and related rules and guidelines. The total amount to be repaid to the IIA would also be adjusted to between 120% and 300% of the grants, plus interest at annual rate based on LIBOR, depending on the volume of manufacturing that is carried out outside Israel.

The Innovation Law restricts the transfer of know-how funded by the IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior IIA approval and is subject to certain payments to the IIA calculated according to formulae provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines). A transfer for the purpose of the Innovation Law means an actual sale of the IIA-funded know-how, or any other transaction which in essence constitutes a transfer of the know-how (such as providing an exclusive license to a foreign entity for R&D purposes, which precludes the IIA funded company from further using such know-how).. A mere license solely to market products resulting from the IIA-funded know-how would not be deemed a transfer for the purpose of the Innovation Law.

The IIA has published rules and guidelines with respect to the grant to a foreign entity of the right to use know-how that was developed using the IIA’s grants. According to these rules, the grant to a foreign entity of a right to use the funded know-how (which does not entirely prevent the IIA funded company from using such know-how) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules. On August 2018, the IIA updated the abovementioned rules and established a new mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its IIA funded know-how. Such license is subject to the IIA's prior approval and to the payment of 5% royalties from the income deriving from such license. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payments.

If we wish to transfer IIA-funded know-how, the terms for approval will be determined according to inter alia, the nature of the transaction and the consideration paid to us for such transfer. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to a third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration considering depreciation mechanism and less royalties already paid to the IIA. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a different redemption fee formula that is based, in general, on the ratio between the aggregate amount of IIA grants received by the company and the company’s aggregate research expenses, multiplied by the transaction consideration considering depreciation mechanism and less royalties already paid to the IIA. the Innovation Law and related rules and guidelines establish a maximum payment of the redemption fee paid to the IIA under the above mentioned formulas and differentiates between two situations: (i) in the event that the company sells its IIA-funded know-how, in whole or in part, or is sold as part of certain merger and acquisition transactions, and subsequently ceases to conduct business in Israel, the maximum redemption fee under the above mentioned formulas will be no more than six times the amount received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable; (ii) in the event that following the transactions described above, under contract with the acquiror, the company continues to conduct its research activity in Israel (for at least three years following such transfer and retains on staff at least 75% of the number of research employees it had for the six months before the know-how was transferred), then the company is eligible for a reduced cap of the redemption fee of no more than three times the amounts received (plus annual interest) for the applicable know-how being transferred, or the entire amount received, as applicable. There are specific caps that are applicable to licensing transactions, whereby such payments shall be no less than the amount of the grants received, and shall be no more than the cap stated in the Innovation Authority’s applicable rules.

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

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Research Law and related regulations. As of December 31, 2019, we have received a total of $5.5 million in IIA grants.

We have not received additional IIA grants from December 31, 2019 through the date of this annual report.

Finance Contract – European Investment Bank

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to Euro 20 million, which was extended to Euro 24 million, and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. The finance contract is subject to the Horizon 2020 framework programme of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Programme), which provides that the financing shall be used rationally and in the interest of the European Bank.

Prior to its expansion to Euro 24 million, the EIB financing was made available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows: (i) the first tranche was available during the 12 months following the date of the finance contract, in an amount of Euro 4-6 million; (ii) the second tranche was available during the 24 months following the date of the Finance Contract, in an amount of Euro 4-6 million, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials; (iii) the third tranche was available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche equalled Euro 20 million and was paid subject to receipt of authorization to launch the phase 3 clinical trials. To date, we have drawn down all tranches of the loan and has received Euro 24 million.

The additional Euro 4 million approved by the Management Committee of the European Investment Bank (EIB) was used in support of the ongoing Phase 3 trial to increase the trial’s second cohort to approximately 8,000 participants, bringing the total size of the trial to approximately 12,000 participants. The increase in the number of participants was intended to compensate for the relatively mild 2018/19 flu season in Europe. The additional Euro 4 million was disbursed upon enrollment of the first participant in the clinical trial’s second season and $US 10 million of funds disbursed pro rata being provided by the Company.

The EIB financing is interest free and is repayable, per each tranche, in a single installment five years following the date each tranche was received. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management change or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of: (i) the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and (ii) the Prepayment Amount. The finance contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration for the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues as reported in the Company’s annual financial statements, for a period of twelve years, or for a period longer than twelve years and subject to the EIB realizing a cash-on-cash multiple of 2.8 times the principal amount of the tranche.

As of December 31, 2019, we have drawn a sum of Euro 24 million ($26.4 million) in EIB loans.

The Finance Contract includes certain representations and warranties provided by the Company. The Company shall pay all taxes, duties, fees and other impositions applied in connection with this Finance Contract. The Finance Contract shall be governed by the laws of England and Wales and the courts of England shall have exclusive jurisdiction to settle any dispute.

The Finance Contract shall be subject to a security agreement, or the Security Agreement, creating a first ranking floating charge over all assets of the Company in favor of the EIB, which will exclude assets and/or intellectual property rights subject to the license agreement between the Company and YEDA.

Grant from the European Union – UNISEC

We were a member of the UNISEC Consortium. The UNISEC Consortium received a grant in the amount of Euro 6 million from the European Union, of which we expected to receive approximately Euro 0.5 million (approximately $0.6 million) to finance our BVX-007 clinical trial. In June 2013, we entered into a framework agreement with the Department of Pharmaceutical Technology and Biopharmacy of Groningen University, or the Coordinator, and the 11 other members of the Consortium. The framework agreement, which had a term of four years, defined the rules of conduct of the Consortium as well as the conditions of our grant, based upon Regulation (EC) No 1906/2006 of the European Parliament and the council of 18 December 2006. Pursuant to the framework agreement, we undertook to lead and coordinate the research of cellular immune reaction as a possible indicator for the effectiveness of a universal influenza vaccine. Results, including information, whether or not they can be protected, that are generated under the project, and including rights related to copyright, design rights, plant variety rights or similar forms of protection, or foreground intellectual property, shall be owned by the party carrying the work under the framework agreement. The Foreground shall be transferrable or published only by the owner with a written prior notice to the parties of the framework agreement. Where Foreground is capable of industrial or commercial application, its owner must provide for adequate and effective protection. If the owner does not intend to proceed with filing the necessary intellectual property protections, it must provide notice to the European Commission, that then may file the protection itself. According to the framework agreement, we may enter into a subcontract agreement with a third party; however, we will remain solely responsible for the implementation and compliance under the framework agreement. In addition, we are solely liable for the use of any proprietary rights of third parties. We will not be responsible to any other party to this framework agreement for any indirect or consequential loss or similar damage, provided such act was not caused by a willful act or by a breach of confidentiality. We will not be considered in breach of the framework agreement in the event that the breach is caused by Force Majeure, defined as any unforeseeable and exceptional event affecting the fulfillment of any obligation under this framework agreement by the parties, which is beyond their control and cannot be overcome despite their reasonable endeavors. The framework agreement sets the terms and conditions by which the parties may make joint decisions, and, under certain provisions, allows us to cast a veto vote on a specific decision. All payments shall be paid to us by the Coordinator according to a payment schedule and following the submission of a financial management report. Should we spend less than the grant we received, we shall be funded according to our actual expenditures. If we terminate the framework agreement, we will be obligated to return all payments received and bear any reasonable and justifiable additional costs occurring to the other Parties in order to perform their tasks, except the amount of contribution accepted by the European Commission or another contributor. The framework agreement is subject to European Union Law and the laws of Belgium, and the Court of Justice of the European Union shall have sole jurisdiction.

Grant for the Construction of a Manufacturing Facility in Jerusalem

On March 28, 2017, we received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant representing 20% of NIS 20 million budget, to be utilized towards the construction of our facility for the production of Phase 3 and commercial batches of the Company’s product candidate, M-001.

The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years following receipt of the grant; (c) subject to the EIB’s approval, a floating charge over our assets (excluding assets and/or intellectual property rights subject to the license agreement between the Company and YEDA).

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

The process required by the FDA before a new drug product may be marketed in the United States generally involves the following: completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations; submission to the FDA of an IND application, which the FDA must allow to become effective before human clinical trials may begin and must be updated annually; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication; and submission to the FDA of an NDA for a drug, and Biologic License Application (BLA) for biological product, after completion of all pivotal clinical trials.

An IND application while technically a request for a Federal approval to transport or distribute a drug across state lines, is, in effect, a request for authorization from the FDA to administer an investigational drug product to humans. Although none of our clinical trials protocols were conducted pursuant to an FDA approval, the NIH study (BVX-008) was done under an IND authorization of the FDA. The IND was submitted by the Division of Microbiology and Infectious Diseases (DMID) of the NIAID and the NIH with cross reference to our active IND for the product manufacturing (CMC) data. We had two pre-IND meetings in 2008 and 2012 with FDA representatives on various aspects of M-001 and the clinical development program. The 2012 meeting served as the basis for our IND application submission in June 2013. In June 2013 we submitted an IND application to the FDA for a contemplated Phase 2 clinical trial intended to be conducted in the U.S. This Phase 2 clinical trial was designed to test the safety and efficacy of M-001 when administered as a primer for the H5N1 Avian flu pandemic vaccine, by administering M-001 to participants prior to the administration of the H5N1 vaccine. This IND application included data, reports and summaries from our previously conducted Israeli preclinical and clinical trials. The FDA reviewed and commented on our IND application and requested, among other things, that we provide to the FDA, prior to the commencement of the proposed clinical trial, information regarding the H5N1 vaccine selected for use in this proposed clinical trial and a summary of the toxicological effects of M-001.We provided the information regarding the toxicology of M-001 as requested; however, we were unable to locate a source for or otherwise acquire the H5N1 vaccine (which was not publicly available) from a manufacturer approved for the purpose of performing clinical trials in the U.S. As a result, we were not able to satisfy the FDA’s request for information regarding such vaccine (including information as to manufacturing, dosage, formulation, etc.). Without such information, we could not complete our IND application and the FDA placed a clinical hold on the trial. In light of these events, we elected to convert our IND application into a Drug Master File. In the future, we intend to submit an IND application to the FDA for initiating Phase 3 clinical trials or, if required, to conduct a bridging clinical study to allow licensure of the M-001 in the U.S. pursuant to the successful completion of the ongoing Phase 3 clinical trial for M-001 in Europe. subject to the success of the current European Phase 3 trial, subject to approval we plan to conduct these U.S. clinical trials, either with one or more future collaborators, or, with available funds, on our own, in support of FDA approval to market M-001 in the U.S.

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

Generally, three phases of clinical trials are conducted prior to receiving regulatory marketing approval: Phase 1 clinical trials are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of eligible participants (Phase 2) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. In the case of vaccines, the participants are healthy and the signs of efficacy can be obtained in early Phase 1, therefore this Phase is defined as Phase 1/2. Phase 3 clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

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

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of a BLA as compared to an NDA for generally traditional small molecule drugs requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, among other things. Given the complexities of manufacturing biological products that are processed from living material, BLA content must also demonstrate purity specifically in terms of showing that the final product does not contain extra material.

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

After the FDA evaluates the BLA and conducts inspections of manufacturing facilities where the drug product will be formulated and where the drug will be produced, it may issue an approval letter or, instead, a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter may require additional clinical data and/or an additional Phase 3 clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. Even if such additional information is submitted, the FDA may ultimately decide that the BLA does not satisfy the criteria for approval. The FDA could also approve the BLA with a risk evaluation and mitigation strategy to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, participant registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

After regulatory approval of a drug product is obtained, the drug producer is required to comply with a number of post-approval regulations. As a holder of an approved BLA, we would be required to report, among other things, certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information, and to comply with requirements concerning advertising and promotional labeling for any of our products. These promotion and advertising requirements include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses in participant populations that are not described in the drug’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities and other promotional activities, Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of marketing activities and noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

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

Israel

Israeli regulations regarding clinical trials

Before an entity or person can conduct clinical testing on humans in Israel, such entity or person must receive special authorization from the ethics committee (also known as a “Helsinki Committee”) and general manager of the institution in which such entity or person intends to conduct its study, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations also require authorization from the Israeli Ministry of Health, except in certain circumstances, and in the case of genetic trials, special fertility trials and similar trials, an additional authorization of the overseeing institutional ethics committee. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. To date, five of seven completed clinical trials of M-001 were conducted in Israel, one in Europe and one in the U.S. If we perform future clinical studies in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

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

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, including M-001, and optional for those products that are highly innovative or for which a centralized process is in the interest of participants. M-001 falls under the compulsory centralized procedure category. Under the centralized procedure category in the European Union, the maximum time frame for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Scientific Advice Working Party of the Committee of Medicinal Products for Human Use, or CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, defined by three cumulative criteria: the seriousness of the disease, such as seriously disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

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

Intellectual Property

As of December 31, 2019, we exclusively licensed two families of patents and own three additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia, Brazil, Japan and other countries. There are also pending patent applications relating to these patent families in various jurisdictions, all of which are active applications that have yet to be approved. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use. Our patents and patent applications are expected to expire between 2020 and 2035.

The tables below summarize material information regarding our patent families, including expected expiration date by territory:

Title: PEPTIDE-BASED VACCINE FOR INFLUENZA

Assignee: YEDA RESEARCH AND DEVELOPMENT CO. LTD.

Priority: Israel 127331 filed: 30-Nov-1998

PCT: WO 00/032228 filed 28-Nov-1999

Country	Application No.	Filing Date	Patent No.	Expiration Date	Status
Australia	200014066	28-Nov-1999	766883	28-Nov-2019	expired
Belgium	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
Canada	2352454	28-Nov-1999	2352454	28-Nov-2019	expired
Europe	10003160.8	28-Nov-1999	2204187		expired
France	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
Germany	10003160.8	28-Nov-1999	69944207.9	28-Nov-2019	expired
Hong Kong	10111907.7	28-Nov-1999	1145448	28-Nov-2019	expired
Israel	143367	28-Nov-1999	143367	28-Nov-2019	expired
Italy	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
Korea	10-2001-7006639	28-Nov-1999	0703571	28-Nov-2019	expired
Mexico	PA/A/2001/005398	28-Nov-1999	262260	28-Nov-2019	expired
Netherlands	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
New Zealand	511918	28-Nov-1999	511918	28-Nov-2019	expired
Spain	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
Switzerland	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
UK	10003160.8	28-Nov-1999	2204187	28-Nov-2019	expired
U.S.	09/856920	28-Nov-1999	6740325	28-Nov-2019	expired
U.S. -1 Div.	10/846548	28-Nov-1999	7192595	31-Aug-2020*	granted

*	Due to patent term adjustment of 277 days

Title: IMPROVED INFLUENZA VACCINE

Assignee: YEDA RESEARCH AND DEVELOPMENT CO. LTD.

Priority: US Prov. 60/742574 filed: 06-Dec-2005

PCT: WO2007/066334 filed 06-Dec-2006

Country	Application No.	Filing Date	Patent No.	Expiration Date	Status
Australia	2006322907	06-Dec-2006	2006322907	06-Dec-2026	granted
Austria	06821622.5	06-Dec-2006	552846	06-Dec-2026	granted
Belgium	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Canada	2632483	06-Dec-2006	2632483	06-Dec-2026	granted
Denmark	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Europe	06821622.5	06-Dec-2006	1968632		granted
France	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Germany	602006028848.4	06-Dec-2006	1968632	06-Dec-2026	granted
Greece	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Ireland	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Israel	191977	06-Dec-2006	191977	06-Dec-2026	granted
Italy	06821622.5	06-Dec-2006	1962632	06-Dec-2026	granted
Luxembourg	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Netherlands	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Portugal	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Spain	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Sweden	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
Switzerland	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
UK	06821622.5	06-Dec-2006	1968632	06-Dec-2026	granted
U.S.	12/096322	06-Dec-2006	7914797	22-Jan-2027**	granted

**	Due to patent term adjustment of 47 days

Title: MULTIMERIC MULTIEPITOPE INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

Priority: US Prov. 60/953498 filed 02-Aug-2007

PCT WO2009/016639 filed: 03-Aug-2008

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2008281384	03-Aug-2008	2008281384	03-Aug-2028	granted
Brazil	PI 0815008-7	03-Aug-2008	PI0815008-7	19-Nov-2029	granted
Canada	2695399	03-Aug-2008	2965399	03-Aug-2028	granted
China	200880101581.0	03-Aug-2008	ZL200880101581.017	03-Aug-2028	granted
EURASIA (RUSSIA)	201070219	03-Aug-2008	017887	03-Aug-2028	granted
Europe Austria Belgium Croatia Czech Republic Denmark Finland France Germany Hungary Ireland Italy Luxembourg Netherlands Poland Portugal Romania Spain Sweden Switzerland Turkey UK	08789738.5	03-Aug-2008	2173376	03-Aug-2028	granted
Hong Kong	10109239.0	03-Aug-2008	1142809	03-Aug-2028	granted
India	670/DELNP/2010	03-Aug-2008	290866	03-Aug-2028	granted
Israel	203508	03-Aug-2008	203508	03-Aug-2028	granted
Japan	2010-518815	03-Aug-2008	5654345	03-Aug-2028	granted
Korea	10-2010-7003351	03-Aug-2008	10-1580660	03-Aug-2028	granted
Mexico	MX/A/2010/001284	03-Aug-2008	302245	03-Aug-2028	granted
U.S.	12/671617	03-Aug-2008	8747861	18-Aug-2031***	granted
U.S.	14/263359	03-Aug-2008	US2014/02886982	03-Aug-2028	granted

*** Due to patent term adjustment of 1110 days

Title: MULTIMERIC MULTIEPITOPE POLYPEPTIDES AS ENHANCERS FOR SEASONAL AND PANDEMIC INFLUENZA VACCINES

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2012/114323 filed: 22-Feb-2011

Country	Application No.	Filing Date	Patent/Publication No.	Expiration Date	Status
Australia	2011360572	22-Feb-2011	2011360572	22-Feb-2031	granted
Canada	2828068	22-Feb-2011		22-Feb-2031	granted
U.S.	14/000815	22-Feb-2011	9303070	13-May-2031*	granted

* Due to patent term adjustment of 80 days

Title: VACCINE COMPOSITIONS OF MULTIMERIC MULTIEPITOPE INFLUENZA POLYPEPTIDES AND THEIR PRODUCTION

Assignee: BiondVax Pharmaceuticals Ltd.

PCT WO2015/151103 filed: 01-April-2015

Priority: US Prov. 61/974449 filed 03-Apr-2014

Country	Application No.	Filing Date	Publication No.	Expiration Date	Status
Australia	2015242154	01-Apr-2015		01-Apr-2035	granted
Canada	2944768	01-Apr-2015		01-Apr-2035	filed
China	201580017121X	01-Apr-2015	CN106163553	01-Apr-2035	examination
Europe	15773045.8	01-Apr-2015	3125931	01-Apr-2035	examination
Hong Kong	17101579.8	01-Apr-2015	1227739	01-Apr-2035	filed
India	201627032852	01-Apr-2015		01-Apr-2035	filed
Israel	248055	01-Apr-2015		01-Apr-2035	examination
Japan	2016-559415	01-Apr-2015		01-Apr-2035	granted
U.S.	15/300529	01-Apr-2015	20170173142	01-Apr-2035	granted
U.S. -1	16/551991	01-Apr-2015	2020/0000910	01-Apr-2035	filed

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

Yeda License Agreement

At present, among other patents, we have an exclusive worldwide license to two families of patents from Yeda, the technology transfer arm of the Weizmann Institute of Science of Rehovot, Israel, pursuant to a license agreement entered into with Yeda in 2003, as amended in 2005.

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

Unless terminated earlier in accordance with the terms described below, the license granted will remain in effect in each county and for each product developed based on the invention until the earliest of: (i) if a patent was granted in a specific county, the patent expiration date in such country of the last of the patents; (ii) 15 years from the date of first commercial sale of a product, by us or a sublicensee, in either the U.S or Europe, after obtaining of FDA New Drug Approval or equivalent approval in any European country, if there is no patent covering such product in such country but there is however know how that is identifiable as a secret and is not in the public domain which relates to such product, provided that such know how remains secret and of value.

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

We are not permitted to assign the license agreement to third parties without Yeda’s prior consent, unless in the framework of our merger with another entity, as a result of which we are not the surviving entity, subject to certain conditions and requirements under the license agreement. We are however entitled to grant sublicenses under the license agreement, subject to Yeda’s prior written approval, provided, among other things, that any sublicense shall expire upon termination of the license agreement and that the licensee (s) shall be bound by confidentiality obligations similar to our confidentiality obligations under the license agreement. The sublicense shall not be transferable or sub licensable. To date we have yet to enter into any such sublicense agreement. We sublicense our products we will be obligated to pay Yeda the following royalties: (i) 45% of consideration received (whether monetary or otherwise) by us for the grant of or pursuant to sublicenses or in connection with sublicense options executed prior to the completion of Phase 1 clinical trials; (ii) 35% of consideration received by us up to the first $20 million and 25% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 1 clinical trials and prior to the completion of Phase 2 clinical trials; (iii) 20% of consideration received by us up to the first $20 million and 15% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 2 clinical trials. We are not obligated to pay Yeda any royalties or other payments with respect to (a) the use or disposal of a product, without consideration, for the sole purpose of conducting clinical trials in respect of such product; or (b) any product in any country after the expiry of the license in such country with respect to the product.

We maintain the patents and patent applications licensed from Yeda, and we are obligated to submit to Yeda a development plan for each potential product.

The license agreement will terminate upon the later of: (i) the expiration date of the last patent licensed under the license agreement; (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or Europe. However, Yeda shall be entitled, at its option and without our consent, to modify the license so that it is non-exclusive or to terminate the license with 30 days prior written notice to us, if any of the following occurs: (1) we fail to commence the commercial sale of at least one product based on the licensee’s intellectual property, in at least one country, within six months following receipt of an FDA or similar foreign regulatory approval for commercial marketing of such product and taking into account the seasonal nature of the products; or (2) we fail to sell any product based on the licensee’s intellectual property, during a period of one year after commercial sale of a product has commenced, during which no sales of the product take place (in both cases, except as a result of force majeure or other factors beyond our control). In addition, Yeda is permitted to terminate our license agreement by written notice (a) in the event we materially breach any of our obligations under the license agreement, provided that such material breach is incurable or, if curable, is not cured by us within thirty days (or in the case of failure by us to make payments due to Yeda in connection with the license agreement, ten days) from receipt of notice of such breach; or (b) in the event of the appointment of a temporary or permanent liquidator to our Company or a resolution is passed to voluntarily wind up our Company, or if an order or act is granted for the winding up of our Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or (c) if we contest the validity of one of the patents registered by Yeda. Upon termination of the license agreement, other than pursuant to (i) through (iii) above, all rights and documents will be returned to Yeda, and we will grant Yeda an exclusive world-wide irrevocable license to our know-how and products which are based on the intellectual property licensed from Yeda or that were discovered or occur or arise from the performance of our development work pursuant to the license agreement. In the event that Yeda terminates the license agreement due to any reason other than termination in accordance with (1), (2) and (a) through (c) above, we will be entitled to receive royalty payments equal to 25% of net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights, which include our developments, up to the aggregate amount of research funds actually expended by us for development.

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

Since August 2018, our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

For the year ended December 31, 2019, our office and laboratory cash outflow for leases amounted to NIS 1.1 million ($ 0.32 million).

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 34.9 million ($10.1 million) for the period ended on December 31, 2019 and at NIS 28.3 million ($8.18 million) for the period ended on December 31, 2018.

For a description of our current laboratory see Item 4B. “Business Overview – Manufacturing”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2019 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or the IASB.

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

According to the Centers for Disease Control and Prevention, or CDC, an agency of the U.S. Department of Health & Human Services (HHS), the estimated adjusted seasonal influenza vaccine effectiveness, or VE, from 2004 to 2019 in the U.S. varied between 10% during the 2004/2005 season to 60% during the 2010/2011 season. According to this data, the average VE is about 40%. Most existing influenza vaccines are formulated based on weakened or dead strains of the influenza virus that are predicted to be the most common circulating strains during the then upcoming influenza season or that are perceived to have the greatest potential to cause a future pandemic outbreak. While the influenza virus frequently and unpredictably mutates, resulting in novel strains, existing seasonal and pandemic influenza vaccines are strain-specific, and only target those specific strains, and are not expected to protect against novel emerging influenza strains. In addition, the production cycle of most existing influenza vaccines is long (approximately 5 to 6 months), considerably limiting the ability to quickly immunize the population in case of a pandemic outbreak.

Since our incorporation, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2017, 2018 and 2019, we had net losses of $9,999, $25,384 and $31,596 thousands, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2019, we had an accumulated deficit of approximately $92,690 thousands and we expect to experience negative cash flow for the foreseeable future.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations and, to date, have not generated revenues.

To date, we have funded our operations primarily through the sale of equity securities (both in private placements, in public offerings on the TASE and the NASDAQ Capital Market) and funding received from the IIA formerly known as the OCS. From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 20.1 million ($5.3 million) in various private placements. We received approximately NIS 10.12 million ($2.7 million) in net proceeds from our initial public offering in Israel and raised an additional NIS 49.6 million ($13.2 million) from various public offerings since June 2007 in Israel. We also received gross proceeds of approximately $10.12 million and approximately $8.54 million in net proceeds from our initial public offering in the U.S. in May 2015. In January 2017, we received gross proceeds of approximately $2.8 million from a private placement transaction with Angels Investments in High Tech Ltd., a private Israeli company controlled by Mr. Marius Nacht, and an additional $3.2 million was raised from ADS issuance under our ATM program, which was terminated as of September 13, 2017. We also raised approximately $10.4 million in gross proceeds in a public underwritten offering completed in September 2017. We also raised total gross proceeds of $20 million in a rights offering in July 2019 and raised total gross proceeds of $53 thousands following a warrant exercise in June 2019. During 2019, we received NIS 15.8 million ($4.4 million) as loans from the European Investment Bank (EIB). As of December 31, 2019, we had approximately NIS 72.4 million ($20.9 million) of cash and cash equivalents. We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds during 2020 to further develop our research and development programs and our product candidate as well as prepare for the potential submission of an NDA with the FDA for M-001. As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the year ended December 31, 2019, our net loss was approximately NIS 109.2 million ($31.6 million), respectively.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of M-001, including the cost of raw materials, employee-related expenses including salaries, equity based-compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will continue to increase.

Operating Expenses

Research and development expenses. Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expense in the near future as we continue to develop M-001. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future clinical development projects. Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of M-001 for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to conduct additional clinical trials for M-001 with associated research and development expenses.

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

Developing drugs, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe that our existing cash resources will be sufficient to fund our projected cash requirements for at least the next 15 months, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials of our product candidate, obtain regulatory approval for M-001, obtain commercial manufacturing capabilities and commercialize our product candidate. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approvals for our product candidate;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approvals and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of building and securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds received from future private or public equity raising, grants from governmental agencies such as the IIA, debt or equity or other non-dilutive financings such as the loan from EIB, among other financing mechanisms. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, M-001 or any future product candidate.

Since 2006 and through December 31, 2019, we received $5.5 million in IIA grants.

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

Research and development grants received from the OCS, today known as the IIA, are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37, “Provisions, Contingent Liabilities and Contingent Assets.”

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

Since our development projects are currently in Phase 3 clinical trials, management estimates that future economic benefits of the project are possible, and therefore liability with respect to the IIA has been recorded to date in the sum of NIS 14.8 million (approximately $4.2 million).

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2019.

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

Comparison of Period to Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2019 as compared to the years ended December 31, 2018, 2017, 2016 and 2015:

	2015	2016	2017	2018	2019	2019
						Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	10,736	9,397	19,423	72,056	68,645	19,863
Participation by the IIA and UNISEC	(2,830)	(1,603)	(646)	(143)	-	-
Research and development, net of participations expenses	7,906	7,794	18,777	71,913	68,645	19,863
Marketing, general and administrative expenses	3,397	4,106	4,879	5,154	9,706	2,808
Operating loss	11,303	11,900	23,656	77,067	78,351	22,671
Financial income	1,128	3,019	18	2,936	4	1
Financial expenses	(24)	(303)	(10,913)	(13,596)	(30,847)	(8,926)
Financial income (expenses), net	1,104	2,716	(10,895)	(10,660)	(30,843)	(8,925)
Net loss	(10,199)	(9,184)	(34,551)	(87,727)	(109,194)	(31,596)
Loss from available-for-sale financial assets	5	6	6	-	-	-
Total comprehensive loss	(10,204)	(9,190)	(34,557)	(87,727)	(109,194)	(31,596)
Basic and Diluted net loss per share (NIS)	0.1	0.07	0.17	0.34	(0.33)	(0.09)
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	105,523	135,097	201,031	261,420	326,651	326,651

	December 31,
	2017	2018	2019	2019
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	71,382	75,883	72,467	20,968
Other receivables	3,923	965	656	190
Rights of use assets	-	-	7,136	2,065
Property, plant and equipment	5,510	28,249	34,981	10,122
Other long term assets	880	740	510	148
Total assets	81,695	105,837	115,750	33,493
Trade payables	6,223	20,723	17,062	4,937
Other payables	660	1076	1,203	348
Current maturities of lease liabilities	-	-	694	201
Warrants	8,177	6,168	16,354	4,732
Liability in respect of government grants	10,300	14,643	14,812	4,286
lease liabilities	-	-	6,809	1,970
Loan from others	-	94,360	123,780	35,816
Severance pay liability, net	83	82	89	26
Total liabilities	25,443	137,052	180,803	52,316
Total shareholders’ equity	56,252	(31,215)	(65,053)	(18,832)

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019, at the rate of one U.S. dollar per NIS 3.456

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Research and Development Expenses, net

Our research and development expenses, net for the year ended December 31, 2019 amounted to NIS 68.6 million ($19.8 million) compared NIS 71.9 ($20.8 million) for the year ended December 31, 2018. The decrease in 2019 compared to 2018 was primarily a result of the clinical trial phase 3 expenses of NIS 15.4 ($4.45 million).

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2019 amounted to NIS 9.7 million (approximately $2.8 million) compared to NIS 5.1 million (approximately 1.47 million) for the year ended December 31, 2018. The increase primarily results from higher professional services and salaries expenses.

Financial Expense (Income), Net

Our financial expenses, net for the year ended December 31, 2019 amounted to NIS 30.8 million ($8.9 million) primarily from financial expenses in respect of loans from EIB, warrants revaluation and currency exchange expenses.

Our financial expenses, net for the year ended December 31, 2018 amounted to NIS 10.6 million ($3.06 million) from primarily from primarily from financial expenses in respect of loans from EIB and government grants.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2019 was NIS 109.2 million ($31.6 million), compared to our net loss for the year ended December 31, 2018 of NIS 87.7 million ($25.37 million). The increase in 2019 compared to 2018 primarily resulted from increases in marketing, general and administrative expenses, and financial expenses, net, as described above.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018.

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

	Three Months Ended
	Mar-31	Jun-30	Sept. 30	Dec. 31	Mar-31	Jun-30	Sept. 30	Dec. 31
	2018				2019
Research and development, net of participations (in thousand NIS)	11,745	29,205	4,347	26,616	5,732	15,172	16,133	31,608
Research and development, net of participations (in thousand US dollars)(1)	3,398	8,451	1,258	7,701	1,659	4,390	4,668	9,146
marketing, general and administrative (in thousand NIS)(1)	884	1,445	1,475	1,350	1,433	4,518	2,790	965
marketing, general and administrative (in thousand US dollars)	255	418	427	390	415	1,307	807	279
Operating loss (in thousand NIS)	12,629	30,650	5,822	27,966	7,165	19,690	18,923	32,573
Operating loss (in thousand US dollars) (1)	3,653	8,869	1,685	8,091	2,073	5,697	5,475	9,426
Financial expenses (income), net (in thousand NIS)	(1,573)	(339)	902	8,524	(2,023)	(27,699)	(432)	(693)
Financial expenses (income), net (in thousand US dollars) (1)	455	98	261	2,466	(585)	(8,015)	(125)	(201)
Net loss (in thousand NIS)	14,202	30,311	6,724	36,490	(9,188)	(47,389)	(19,355)	(33,262)
Net loss (in thousand US dollars) (1)	4,108	8,771	1,946	10,557	2,658	(13,712)	(5,600)	(14,942)

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019, at the rate of one U.S. dollar per NIS 3.456.

Our quarterly revenues and operating results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB.

As of December 31, 2019, we had cash and cash equivalents of NIS 72.4 million ($20.9 million) as compared to NIS 75.8 million ($21.9 million) as of December 31, 2018. This increase is attributable to a loan taken from the European Investment Bank in the sum of NIS 15.3 million ($4.4 million) during the year ended December 31, 2019.

Net cash used in operating activities was NIS 77.06 million ($22.3 million) for the year ended December 31, 2019, compared with net cash used in operating activities of NIS 57.2 million ($16.55 million) for the year ended December 31, 2018.

Net cash used by investing activities for the year ended December 31, 2019, was NIS 7.2 million ($2.08 million) compared with net cash provided by investing activities of NIS 23.5 million ($6.8 million) for the year ended December 31, 2018, and primarily reflects purchase of fixed assets and change in long term assets.

Net cash provided by financing activities for the year ended December 31, 2019 was NIS 85.2 million ($24.6 million) mostly from proceeds from the issuance of shares and options in total of NIS 70.2 million ($20.3 million) and a loan taken from the European Investment Bank in total of NIS 15.3 million ($4.4 million) compared 84.3 million ($24.4 million) as of December 31, 2018, which derived from loans taken from the European Investment Bank.

At December 31, 2019, our accumulated deficit amounted to $92.7 million. We had working capital of $15.6 million as of December 31, 2019. In the future, we may raise additional capital from external sources in order to continue the longer term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Our management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

On July 16, 2019 the Company received subscriptions from existing shareholders for all the offered American Depositary Shares (“ADSs”) and ordinary shares from a rights offering conducted by the Company, being a total of 3,057,466 ADSs and 18,298,898 ordinary shares, raising total gross proceeds of US$20 million.

Mr. Marius Nacht fully subscribed for the entire allotment available to him in the rights offering through his wholly owned entity Angels Investments in High Tech Ltd. (“AIHT”). He also exercised his option to purchase, under the same terms of the rights offering, 2,203,640 ADSs and 141,538 ordinary shares offered in the rights offering that were not purchased by other shareholders. In total, Mr. Nacht’s investment through AIHT in this offering was US$16.67 million, making Mr. Nacht a Controlling Shareholder (as defined under the Israeli Companies Law) with a holding of approximately 37.6% of the voting power of the Company.

As of May 15, 2020, the period for exercising ADS warrants issued to investors in our initial public offering in the U.S. and the representative’s warrants issued to underwriters in such offering has ended, and we received gross proceeds of $54 thousand during 2019 and aggregate gross proceeds of $4.2 million since issuance of the warrants from the exercise of such warrants, some of which were exercised on a cashless basis.

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

Application of Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2019.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2019 included the following (in thousands):

	1 – 3 Years	4 – 5 Years	More than 5 Years	Total
Operating Lease Obligations in NIS	3,385	2,348	4,109	9,842
Operating Lease Obligations in USD	979	679	1,189	2,848

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Mark Germain	69	Chairman of the Board of Directors
Ron Babecoff	57	Chief Executive Officer and Director
Tamar Ben Yedidia	56	Chief Scientist
Uri Ben Or	49	Chief Financial Officer
Elad Mark	38	Chief Operating Officer
Ester Abramov	42	QA Manager
Avner Rotman	75	Director
Adi Raviv(1) (2)	64	Director
George H. Lowell	73	Director
Morris Laster(1)	54	Director
Ruth Ben Yakar(1) (2)	49	Director
Isaac Devash	57	Director
Yael Margolin(1) (2)	65	Director
Samuel Moed	57	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Dr. Ron Babecoff co-founded us in 2003 and has served as our President and Chief Executive Officer since our inception. Prior to our founding, Dr. Babecoff served as Marketing Manager at Omrix Biopharmaceuticals Ltd. from 2000 to 2003. Dr. Babecoff holds a D.V.M. degree from the University of Liège (ULg), Belgium and a Master of Entrepreneurship and Innovation (MEI) from the Swinburne University of Technology of Melbourne, Australia. We believe that Dr. Babecoff is qualified to serve on our board of directors based on his many years of service as our President and CEO, his extensive knowledge of our company and his intimate knowledge of our business plans and strategies as a co-founder of our business, and his experience within our industry.

Dr. Tamar Ben Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 – 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza”.

Mr. Uri Ben Or, CPA, MBA, has served as our Chief Financial Officer since 2007. In January, 2007, Mr. Ben Or founded CFO Direct, in which he has served as the chief executive officer and through which he provides his services to our company. Mr. Ben Or has over 20 years of experience and significant expertise in corporate finance, accounting, M&A transactions and IPOs, and has served as CFO with life science companies traded on the TASE, on Nasdaq and over the counter. Mr. Ben Or holds a B.A. degree in Business from the College of Administration, and a M.B.A degree from the Bar Ilan University and is a certified public accountant in Israel.

Mr. Elad Mark joined the Company in 2018 as Site Head and has served as Chief Operating Officer since September 2019. As COO he oversees BiondVax’s manufacturing facility and scale up and technology transfer activities, including potential future CMO’s. Prior to joining BiondVax, Mr. Mark served for more than three years at Novartis as TPM (Technical Process Manager) and Area Lead Process for a large-scale biological facility establishment in Singapore, a $800 million investment in a biologics facility focused on drug substance manufacturing based on cell culture technology, which was designed to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with autoimmune, respiratory and oncology disorders. Before that Mr. Mark served as the Head of the Engineering Department in Biopharmax Group, a company which focusing on EPCM (Engineering, Procurement, Construction and Management) in the Pharmaceutical field. Mr. Mark is a principal bioprocess engineer with over 12 consecutive years of biotechnology engineering experience with diverse project stages including feasibility study, conceptual and detail design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from the Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Dr. Ester Abramov has served as our QA Manager since 2013 and is responsible for managing quality systems, writing SOPs, policies, protocols and reports, implementation of regulatory requirements, stability studies management, and validation of equipment and clean rooms. Dr. Abramov began her career at the Company in 2007 as a QC Researcher and from 2011 to 2013 served as QC Manager. Dr. Abramov received a B.Sc. in Biological Sciences in 1999 from Bar-Ilan University in Ramat-Gan, Israel, a M.Sc. in Molecular Biology from Bar-Ilan in 2001 and a PhD. in Molecular & Cell Biology from Bar-Ilan in 2007.

Directors

Professor Avner Rotman has been Chairman of our board of directors since 2005. Prof. Rotman founded in 2000, and has served since then and continues to serve as the Chief Executive Officer and Chairman of the Board of Directors of Rodar Technologies Ltd. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies. On August 31, 2017, Following the European Investment Bank (EIB)’s significant €20 million funding agreement, and as we progress towards Phase 3 clinical trials and construction of its commercial mid-size manufacturing facility, our board of directors at the initiation of Prof. Rotman decided that we will focus its efforts on the international scene. In that regard, it was decided, inter alia, to identify a new chairman of the board of directors with relevant global experience to guide us through the anticipated upcoming international Phase 3 trials and global commercialization.

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

Prof. George H. Lowell, M.D. has served as a member of our board of directors since 2008.He is also since 2019 a member of the Board of Directors and the Chief Scientific Officer (CSO) of Healabels Ltd., an Israeli digital health start-up company. Prior to joining our company, Prof. Lowell served as Chief Scientific Officer for BioDefense at GlaxoSmithkline Biologicals (GSK) (2006-2007) which acquired ID Biomedical Corp. (IDB) and CSO of IDB (2001-2006) which acquired Intellivax Intl. and Intellivax Inc. Prof. Lowell served as founding CEO and then as President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax International Inc. in Montreal from 1995 until 2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command, retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, NY, NY, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University, NY, NY. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, NY, NY and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

Dr. Ruth Ben Yakar, PhD. is currently CEO and member of the Board of Directors at BioSight Ltd., a private biopharmaceutical company focused on research and development of innovative hemato-ongology drugs. She has over 20 years of experience in the biomedical field, including 15 years of management in the biotech industry, leading diverse corporate, business, operational, financial, clinical and regulatory activities. Dr. Ben Yakar also serves as a Director at Maayan Ventures Ltd boards of directors. Dr. Ben Yakar formerly served as the CEO of Procognia, a public biotech company, a Director at SHL telemedicine, Cellect Biomed, and IATI, the CEO of Thrombotech, where she led a multi-center clinical trial and led the company towards acquisition, the Chief Business Officer of YEDA, the technology transfer company of the Weizmann Institute of Science, and a Vice President in several Biotech companies. Dr. Ben Yakar holds a PhD Cum Laude in molecular cell biology from the Weizmann Institute of Science.

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

Dr. Morris Laster has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with close to 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. Since 2013, he is a Medical Venture Partner at OurCrowd, where he has led 28 investments and represents OurCrowd on the board of directors of HiL Applied Medical, BrainQ Technologies and DreaMed Diabetes. Additionally, he serves as the chairman of the board of Oncohost. Dr. Laster has founded six companies that have gone public in the U.S., UK or Israel, including co-founding and serving as CEO from 2010 to 2014 of Kitov Pharmaceuticals, which has received FDA approval for its drug Consensi. Previously, he was the founding CEO of BioLineRx Ltd. (TASE:BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ:KERX) from 1997 to 2002. Dr. Laster began his career as a VP of medical venture capital at Paramount Capital in NYC. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

Adi Raviv is a senior financial executive with a career spanning over 30 years. Since April 2016, Mr. Raviv has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives – New Era Lending from May 2015 to March 2016, and Kapitus (formerly, Strategic Funding Source) from 2009 to 2014. Mr. Raviv has extensive capital markets, cash management, corporate finance, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Yael Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. from the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yael University School of Medicine.

Samuel Moed has served as Senior Vice President, Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company focused on innovative therapeutics, for the past six years, where he has led the strategic direction of the company with close linkage to all of its major businesses, functions and geographies. Previously, Mr. Moed oversaw strategy for BMS’s Worldwide Pharmaceuticals Group, encompassing a range of global strategic initiatives, and managed a global portfolio of strategic alliances. He also led a number of businesses including President, US Pharma, and President WW Consumer Healthcare. Mr. Moed received a bachelor of arts degree in history from Columbia University in New York City.

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

The following table sets forth certain biographical information with respect to our Scientific Advisory Team members:

Professor Ruth Arnon is the inventor of the new synthetic influenza vaccine and head of BiondVax’s Scientific Advisory Board. Formerly Vice-President of the Weizmann Institute of Science (1988-1997), Professor Arnon is an internationally acclaimed immunologist. Along with Prof. Michael Sela, she conceptualized and developed Copaxone®, a drug for the treatment of multiple sclerosis which was approved by the FDA and is presently marketed worldwide. Prior to her appointment as Vice-President of the Weismann Institute, Prof. Arnon served as Head of the Department of Chemical Immunology and as Dean of the Faculty of Biology. From 1985 to 1994, Prof. Arnon was Director of the Weisman Institute’s McArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions in the fields of vaccine development, cancer research and to the study of parasitic diseases. She has served as President of the European Federation of Immunological Societies, and as Secretary-General of the International Union of Immunological Societies. Dr. Arnon is the recipient of numerous international and Israeli awards including the prestigious Israel Prize. Prof. Arnon was also the Advisor for Science to the President of Israel. She is a member of the Israel Academy of Sciences, where she served as President from 2010-2015. Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

Prof. Michel Revel, has M.D. and Ph.D. degrees. Born in 1938 in France, he joined the Weizmann Institute of Science, Rehovot, Israel in 1968, where he has been a full professor since 1973, heading for several periods the Departments of Virology and of Molecular Genetics. He has been an emeritus professor since 2010. Prof. Revel is best known for his work on the mechanism of action of interferon and the cloning of the genes for human interferon beta (IFN-β) and interleukin-6 (IL-6). He developed the first efficient genetic engineering production of a protein (IFN-b) in animal cells (CHO cells). He was Chief Scientist of InterPharm (Serono group), which produced the recombinant IFN-b (Rebif), a leading drug for treatment of multiple sclerosis, now 20 years in the market and sold in 90 countries by Merck Kga. Since 2010, Prof. Revel is co-founder and Chief Scientist of Kadimastem, an Israeli company producing human tissues by differentiation of pluripotent stem cells (ESC). The first product of Kadimastem, AstroRx, has recently been approved for clinical trial in Amyotrophic Lateral Sclerosis (ALS).  Kadimastem also develops ESC-derived islet-like cells for the treatment of diabetes.  Prof. Revel has received the Israel Prize for Medicine in 1999 and the Emet Prize in 2004. He was elected at the Israel National Academy of Science and Humanities in 2005. He served as chairman of the National Biotechnology Committee of Israel (1999-2002).

B.	Compensation

Compensation of Directors and Executive Officers

Compensation to Directors

During 2019, we paid our directors a total of NIS 544 thousand ($157 thousand) in annual and meeting participation fees.

We are party to a services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company, to include: (1) the grant of options under the Company’s ESOP exercisable to purchase up to 130,710 ADSs, representing 2% of the current outstanding share capital of the Company (1.5% on a fully diluted basis); (2) a monthly payment of $10,000.

On March 24, 2020, our general shareholders meeting approved that our external directors and our other current or future non-management directors (other than our chairman) will be entitled to (i) an annual cash payment of NIS 26,080 (representing a quarterly cash payment of NIS 6,520), and (ii) a cash payment of NIS 1,245 for attendance at each meeting of the Board of Directors and at each of its committees, a cash payment of NIS 747 for each participation at each meeting of the Board of Directors and at each of its committees by teleconference, and cash payment of NIS 622.50 for each written consent of the Board of Directors and each of its committees. All such amounts listed above shall be paid in NIS or the U.S. dollars equivalent. The general shareholders meeting further approved the grant to each external director of options to purchase 18,000 ADSs of the Company at an exercise price of $7.28 per ADS (equals to $0.182 per Ordinary Share), which is equal to 130% of the average closing price of the Company’s ADSs during the 30 trading days prior to November 20, 2019, the date of the Board of Directors meeting at which the grant was approved. The options would vest in equal annual installments during a period of three years commencing one year following November 20, 2019. First vesting is scheduled on November 20, 2020 and the options will become fully vested, in accordance with the terms of the grant, on November 20, 2022. The options will have a term of 10 years following November 20, 2019. The number of options and their terms are consistent with grants of options provided to other non-management directors of the Company (not including our chairman). The compensation of the Company’s external directors is under the “relative compensation” track for external directors in accordance with the Companies Law Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies with Securities Listed for Trade on Stock Exchange Outside of Israel), 5760-2000, as may be amended from time to time.

In addition, in August 2012 our general shareholders meeting approved the grant of the following conditioned bonuses to all our directors serving at the time of such approval, except the external directors, during the term of their service: in the event that we duly enter into one or more material agreement, defined as an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10,000,000 with any third party during their term, such directors shall each be entitled to receive a one-time bonus per material agreement equal to 0.5% of the proceeds received by us as a result of the material agreement. According to our compensation policy as amended and approved by our shareholders on March 1, 2015, this bonus shall be limited to an aggregate amount of NIS 50 million ($14.5 million).

Compensation of Directors and Executive Officers

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2019. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (thousand NIS)	Salaries, fees, commissions and bonuses (thousand USD)(1)	Pension, retirement, options and other similar benefits (thousand NIS)	Pension, retirement, options and other similar benefits (thousand USD)
All directors and senior management as a group, consisting of 11 persons	4,831	1,398	4,217	1,220

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019, at the rate of one U.S. dollar per NIS 3.456.

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2019.

Annual Compensation (excluding option grants)	December 31, 2019		December 31, 2018
Name	Salary and related benefits (thousand NIS) (1)	Salary and related benefits (thousand $US)(2)	Salary and related benefits (thousand NIS) (1)	Salary and related benefits (thousand $US)(2)
Dr. Ron Babecoff, CEO and director	2,710	784	1,088	315
Dr. Tamar Ben Yedidia, Chief Scientific Officer	610	177	573	166
Mr. Mark Germain, Vice Chairman / Chairman (3)	432	125	249	72
Mr. Uri Ben Or, Chief Financial Officer	440	127	335	97
Mr. Elad Mark, Chief Operating Officer	489	141	131	38

(1)	“Salary and related benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2019, at the rate of one U.S. dollar per NIS 3.456.

(3)	Mr. Germain served as Vice Chairman of the Board until September 30, 2019 when he began serving as Chairman of the Board.

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

On May 28, 2019, the Company’s shareholders approved an extension of the management service agreement with Dr. Babecoff for additional five (5) years and approved new compensation terms, as follows: (1) Dr. Babecoff shall be entitled to a 2% salary raise each year for 5 years; (2) the grant of 8,633,310 restricted share units, or RSUs, represented by 215,832 American Depositary Shares (“ADSs”, each ADS represents 40 ordinary shares no par value) representing 3.3% of the current outstanding share capital of the Company (2.48% on a fully diluted basis), in lieu of his forfeiture of 5,929,503 options previously granted to Dr. Babecoff; (3) the grant of a onetime bonus equal to 12 monthly salaries in an aggregate amount of NIS 960,000, in recognition of Dr. Babecoff’s recent extraordinary achievements and performance; (4) the grant of an annual bonus for the year of 2018, in an amount equal to up to 9 monthly salaries of Dr. Babecoff, subject to the fulfillment of annual targets as determined by the board of directors. On January 16, 2019, our compensation committee determined that Dr. Babecoff had fulfilled the relevant annual targets with respect to the annual bonus for the year of 2018.

On August 27, 2019, the Board approved an annual bonus for the year 2019 in an amount equal to up to nine monthly salaries for Dr. Babecoff, subject to fulfillment of annual targets as determined by the Board. In June 2020, the compensation committee and Board determined that Dr. Babecoff had fulfilled the relevant annual targets and approved the bonus subject to approval by Company shareholders.

Services and Employment Agreements with Our Chief Scientific Officer

Tamar Ben Yedidia

Pursuant to her employment agreement entered into with us on March 15, 2005, as amended to date, Dr. Ben Yedidia is employed on a full time basis and is currently entitled to a monthly salary of NIS 40,000 which also includes monthly contributions equal to 7.5% of her monthly salary to an Education Fund (“Keren Hishtalmut”, a short term savings plan available in Israel which is tax free to the employee up to a cap determined by law). In addition, we provide Dr. Ben Yedidia with a leased company car and a mobile phone. Dr. Ben Yedidia is entitled to 22 annual paid vacation days.

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

In addition, in February 2012 our board of directors approved the grant of the following conditioned bonus to Tamar Ben Yedidia: in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10 million) with any third party during the term of Dr. Ben Yedidia’s engagement with us or during a period of three years commencing on the date of the termination of the employment agreement by us, Dr. Ben Yedidia shall be entitled to receive a one-time bonus per material agreement equal to 1.25% of the proceeds received by us as a result of the material agreement.

In May 2015, our compensation committee and the Board of Directors approved increasing Ms. Tamar Ben Yedidia’s monthly salary from NIS 27,300 to NIS 30,000 and in August 2018 from 30,000 to 32,500 in compliance with our compensation plan. On the same dates, our compensation committee and the Board of Directors also approved granting Ms. Tamar Ben Yedidia additional 500,000 unregistered options in accordance with our 2005 Israeli Share Option Plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. In June 2020, our compensation committee and Board voted to award Dr. Ben Yedidia an annual bonus for the year 2019 in an amount equal to NIS 162,500 and to increase Dr. Ben Yedidia’s monthly salary to NIS 40,000. As of the date of this annual report, Dr. Ben Yedidia held options to purchase 920,000 ordinary shares, of which 920,000 are fully vested.

Services and Employment Agreement with Our Chief Financial Officer

Uri Ben Or

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended on August 31, 2014 and extended on June 11, 2020. CFO Direct is entitled to a monthly fee of NIS 15,000. The service agreement will remain in effect until June 2021, unless earlier terminated by either us or CFO Direct with 60 days prior written notice. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee. CFO Direct is entitled to receive a monthly compensation under the services agreement.

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben Or on August 31, 2014 and extended on June 11, 2020, Mr. Ben Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben Or a pension insurance to Mr. Ben Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben Or’s discretion. Mr. Ben Or’s employment agreement will remain in effect until June 2021, unless earlier terminated by either us or Mr. Ben Or with 60 days prior written notice, or by us immediately for cause.

On May 28, 2019, the Company’s shareholders approved the grant of 260,000 options in accordance with our 2005 Israeli Share Option Plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. last 1/3 vest April 2021, three years from April 2018 Board approval date. During 2019 our compensation committee and the Board of Directors approved aggregate one-time payments to Mr. Ben Or equal to NIS 140,000, and in June 2020 approved a one-time payment to Mr. Ben Or equal to NIS 90,000.

Equity Compensation Plans

2005 Israeli Share Option Plan

The 2005 Israeli Share Option Plan, or the 2005 Plan, permits grants of options to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company. Options granted under the 2005 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

Upon the termination of a recipient’s engagement with us for any reason other than death, disability or for cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the recipient’s engagement was terminated for cause (as defined in the 2005 Plan), the recipient’s right to exercise any unexercised options, awarded and allocated in favor of such recipient, whether vested or not, will immediately cease and expire as of the date of such termination. If the recipient dies or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2005 Plan expire or otherwise terminate in accordance with the provisions of the 2005 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2005 Plan. In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, acquisition or reorganization of the Company with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, unexercised options then outstanding shall be assumed or substituted for an appropriate number of shares of the successor company subject to certain adjustments as determined by the board of directors in its sole discretion. Subject to certain conditions, the board shall also have the power to provide for immediate acceleration in a recipient’s option agreement in the event of such a transaction.

On May 15, 2020, the Company had outstanding grants under the 2005 Option Plan to acquire 24,266,720 ordinary shares.

2018 Israeli Share Option Plan

The 2018 Israeli Share Option Plan, or the 2018 Plan, permits the granting of options, restricted share units or allotment of shares or other equity-based awards to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company, under similar terms and conditions to the 2005 Plan.

Options granted under the 2018 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

Upon the termination of a recipient’s engagement with us for any reason other than death, disability or for cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term. If the recipient’s engagement was terminated for cause (as defined in the 2018 Plan), the recipient’s right to exercise any unexercised options, awarded and allocated in favor of such recipient, whether vested or not, will immediately cease and expire as of the date of such termination. If the recipient dies or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

In the event that options allocated under the 2018 Plan expire or otherwise terminate in accordance with the provisions of the 2018 Plan, such expired or terminated options will become available for future grant awards and allocations under the 2018 Plan.

Restricted share units granted under the 2018 Plan are subject to applicable vesting schedules, and the Board may condition the grant or vesting of restricted share units upon the attainment of specified performance targets or such other factors as the Board may determine, in its sole discretion.

In the event of (i) the sale of all or substantially all of our assets; (ii) a sale (including an exchange) of all or substantially all of our share capital; or (iii) a merger, acquisition or reorganization of the Company with or into another corporation, then, subject to obtaining the applicable approvals of the Israeli tax authorities, unexercised awards then outstanding shall be assumed or substituted for an appropriate number of shares of the successor company subject to certain adjustments as determined by the board of directors in its sole discretion. Subject to certain conditions, the board shall also have the power to provide for immediate acceleration in a recipient’s award agreement in the event of such a transaction.

The Company has reserved an unlimited amount of the issued and outstanding capital of the Company available for issuance under the 2018 Plan.

On May 15, 2020, the Company had awarded grants under the 2018 Option Plan to acquire 2,880,000 ordinary shares.

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

Our board of directors has affirmatively determined that a majority of our directors are independent, in compliance with the NASDAQ Capital Market rules. The definition of independent director includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor which would impair the ability of the independent director to exercise independent judgment in addition to the requirement that the board consider any factor which would impair the ability of the independent director to exercise independent judgment. Independent directors may be elected by an ordinary majority of the general shareholders meeting.

Under our articles of association, our board of directors must consist of at least three and not more than eleven directors, including any external directors required by Israeli law. Our board of directors currently consists of ten members, including our non-executive Chairman of the board of directors. Our directors, excluding the external directors, may be divided into three groups, as nearly equal in number as practicable, with staggered three-year terms. group A, group B and group C shall each consist of one-third of the directors, constituting our entire board of directors (other than the external directors). At each annual meeting, the three-year duration of service of one group of directors shall expire and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

Under our articles of association, our board of directors may appoint directors to fill vacancies on our board of directors, for a term of office for the remaining period of time during which the director whose service has ended was filled would have held office, or the conclusion of the term of office in accordance with our articles or any applicable law, subject to the maximum number of directors allowed under the articles of association. In addition, our shareholders may appoint an additional director/s to the Company, whether for the purpose of filling a position that was vacated or as an additional director/s.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two. Our board of directors has determined that Adi Raviv and Isaac Devash have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

Chairman of the Board

Our articles of association provide that the chairman of the board is appointed and dismissed by the members of the board of directors and serves as chairman of the board throughout his term as a director, unless resolved otherwise by the board of directors. Under the Companies Law, the chief executive officer or a relative of the chief executive officer may not serve as the chairman of the board of directors, and the chairman or a relative of the chairman may not be vested with authorities of the chief executive officer without shareholder approval by special majority and for periods of time not exceeding three years each.

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

Audit Committee

Our audit committee consists of Mr. Adi Raviv, Dr. Yael Margolin, Dr. Ruth Ben Yakar and Dr. Morris Laster. Mr. Adi Raviv also serves as the chairman of the audit committee.

Under the NASDAQ Capital Market corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Capital Market corporate governance rules. Our board of directors has affirmatively determined that Mr. Adi Raviv is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Capital Market corporate governance rules.

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

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Mr. Adi Raviv, Dr. Yael Margolin and Dr. Ruth Ben Yakar. Dr. Yael Margolin also serves as the Chairman of the Compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

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

Pursuant to the Companies Law amendment, following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held in January 16, 2014. In 2018, following the approval of the compensation committee and our board of directors, our general shareholders meeting approved an update to the compensation policy and further update to the compensation policy was approved by the general shareholders meeting on March 24, 2020 increasing the maximum amount of officer liability insurance premium coverage to $628,000.

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

As of December 31, 2019, we have 25 employees, three of whom are employed in finance and administration and 22 of whom were employed in research and development. These employees are in Israel.

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

The following table and notes set forth information, as of May 15, 2020, concerning the beneficial ownership of our securities by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares or Ordinary shares represented by our ADSs. Ordinary shares issuable under share options or other conversion rights that were exercisable within 60 days after May 15, 2020, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 454,145,376 ordinary shares outstanding as of May 15, 2020.

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

Directors and Executive Officers	Ordinary Shares	Percent of Class%
Ron Babecoff (1)	12,434,648	3%
Avner Rotman (2)	238,900	*
George H. Lowell	*	*
Uri Ben Or	*	*
Tamar Ben Yedidia	*	*
Esther Abramov	*	*
Elad Mark	*	*
Mark Germain	*	*

Ruth Ben Yakar	*	*
Isaac Devash	*	*
Morris Laster	*	*
Adi Raviv	*	*
Yael Margolin	*	*
Sam Moed	*	*
All executive officers and directors as a group (15 people)	19,971,115	4%
*
Angels Investments in Hi Tech Ltd. (3)	170,961,770	37.6%
Public	276,472,906

*	Less than 1%.

(1)	Consists of 5,528,000 ordinary shares and 6,906,648 restricted shares.

(2)	Consists of 158,900 ordinary shares and 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 28, 2021.

(3)	Consists of 170,961,770 ordinary shares represented by 4,274,043 ADSs.

B.	Related Party Transactions

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

No significant changes have occurred since December 31, 2019, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “BNDX” from June 18, 2007 and under the symbol “BVXV” from May 18, 2015 to February 2018 and were voluntarily delisted from trading on the TASE, effective February 2018. Our ADSs have traded on the Nasdaq Capital Market under the symbol “BVXV” since May 11, 2015. The ADS warrants issued to investors in our initial public offering in the U.S. were traded on the Nasdaq Capital Market under the symbol “BVXVW” from May 11, 2015 until May 13, 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing forty Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “BVXV.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon. .

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

Following the approval of the annual and extraordinary shareholders meeting from March 28, 2018, our authorized share capital consists of 600,000,000 ordinary shares, no par value each. As of December 31, 2019, there were 454,145,376 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Investment Agreement

On January 1, 2017, we entered into an Investment Agreement with Angels Investments in Hi Tech Ltd., or the Investor, a private Israeli company controlled by Mr. Marius Nacht, an Israeli Investor, for the issuance of ordinary shares of the Company. Pursuant to the terms of the Agreement, the Investor invested in the Company amount equal to NIS 10,904,749 (approximately $2.83 million), or the Investment Amount. In consideration for the Investment Amount, the Company issued to the Investor 33,760,832 ordinary shares of the Company, NIS no par value (equivalent to approximately 844,000 ADSs). The Investment Amount represented a price per share that is equal to the closing share price on TASE as of December 29, 2016, which was NIS 0.323 per share, 19.99% of the Company’s issued and outstanding capital, and 12.08% of the Company’s issued and outstanding capital on a fully diluted basis.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. Under an amendment enacted in December 2016 to the Tax Ordinance, for tax year 2017 and thereafter the rate of High Income Tax was increased to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year – NIS 651,500 as for 2020). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided such gains did not derive from a permanent establishment of such shareholders in Israel. Non-Israeli residents are also exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available), and that the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents, whether directly or indirectly (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation.

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

A non-resident of Israel who has dividend income derived from or accrued in Israel, from which tax was withheld at source, is generally exempt from the duty to file tax returns in Israel with respect to such income, provided such income was not derived from a business conducted in Israel by the taxpayer and that the taxpayer is not subject to Income Surtax.

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

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

Not applicable.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

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

Our Board of Directors has determined that Mr. Adi Raviv, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and NASDAQ rules.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2019 and 2018:

	2018	2019
	(in thousands of U.S. dollars)
Audit Fees	$60	$60
Audit-Related Fees	-
Additional fees	-
Total	$60	$60

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1*	Articles of Association of BiondVax Pharmaceuticals Ltd.

2.1	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).

2.3*	Description of Share Capital.

4.1*	2005 Share Incentive Plan

4.2*	2018 Share Incentive Plan

4.3*	Remuneration Policy

4.4	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd, incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.5	Management Services Agreement dated April 1, 2007, between BiondVax Pharmaceuticals Ltd. and Ron Executive Ltd., together with the amendment thereto dated May 20, 2012, incorporated by reference to exhibit 10.5 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.7	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.8	Form of negotiable Option (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.9	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.10	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.11	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.12	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben Or, incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.13	Letter of appointment of Prof. Michel Revel to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 14, 2005, incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.14	Letter of appointment of Prof. Ruth Arnon to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 7, 2005, together with the amendment thereto dated December 29, 2005, incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

Exhibit No.	Exhibit Description

4.15	Form of indemnification and exculpation agreement to directors and office holders approved by the general shareholders meeting on March 1, 2015, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

4.16	Investment Agreement between BiondVax Pharmaceuticals Ltd. and Angels Investments in Hi Tech Ltd. dated January 1, 2017, incorporated by reference to exhibit 10.17 to the Registration Statement on Form F-1 filed with the SEC on January 26, 2017.

4.17	Finance Contract between BiondVax Pharmaceuticals Ltd. and the European Investment Bank, incorporated by reference to exhibit 99.2 to Current Report on From 6-K filed with the SEC on June 19, 2017.

4.18	Lease agreement dated July 10, 2017 between BiondVax Pharmaceuticals Ltd. and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018.

4.19	Form of extension and amendment of the management service agreement dated April 1, 2007 between the Company and Dr. Babecoff, as amended, incorporated by reference to Appendix B to the Form 6-K filed with the SEC on April 23, 2019.

4.20	Form of services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.

*12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

*13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: June 12, 2020	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

AS OF December 31, 2019

- - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BiondVax Pharmaceuticals Ltd. (“the Company”) as of December 31, 2019 and 2018 and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

June 11, 2020

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
		December 31,		December 31,
		2018	2019	2019
	Note	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	4	75,883	72,467	20,968
Other receivables	5	965	656	190

		76,848	73,123	21,158
LONG-TERM ASSETS:
Property, plant and equipment	6	28,249	34,981	10,122
Right-of-use assets	7	-	7,136	2,065
Other long-term assets	8	740	510	148

		28,989	42,627	12,335

		105,837	115,750	33,493
CURRENT LIABILITIES:
Trade payables		20,723	17,062	4,937
Current maturities of lease liabilities	10	-	694	201
Other payables	9	1,076	1,203	348

		21,799	18,959	5,486
LONG-TERM LIABILITIES:
Liability in respect of Government grants	12b	14,643	14,812	4,286
Lease Liabilities	10	-	6,809	1,970
Loan from others	12d	94,360	123,780	35,816
Warrants	10, 13e	6,168	16,354	4,732
Severance pay liability, net	11	82	89	26

		115,253	161,844	46,830
SHAREHOLDERS’ EQUITY:	13
Ordinary shares of NIS 0.0000001 par value: Authorized: 600,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 402,351,657 and 261,419,599, shares at of December 31, 2019 and 2018, respectively		*) -	*) -	*) -
Share premium		179,929	255,285	73,867
Accumulated deficit		(211,144)	(320,338)	(92,690)

		(31,215)	(65,053)	(18,823)

		105,837	115,750	33,493

*)	Represents less than NIS\USD 1.

June 11, 2020
Date of approval of the	Mark Germain	Ron Babecoff	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2017	2018	2019	2019
	Note	N I S			U.S. dollars
Operating expenses:
Research and development, net of participations	15a	18,777	71,913	68,645	19,863
Marketing, general and administrative	15b	4,879	5,154	9,706	2,808

Total operating expenses		23,656	77,067	78,351	22,671

Operating loss		(23,656)	(77,067)	(78,351)	(22,671)
Financial income	15c	18	2,936	4	1
Financial expense	15c	(10,913)	(13,596)	(30,847)	(8,926)

Loss		(34,551)	(87,727)	(109,194)	(31,596)

Other comprehensive loss:

Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale marketable securities		(6)	-	-	-

Total comprehensive loss		(34,557)	(87,727)	(109,194)	(31,596)

Basic and diluted loss per share		(0.17)	(0.34)	(0.33)	(0.09)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		201,030,768	261,419,599	326,651,721	326,651,721

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total
	N I S

Balance as of January 1, 2017	*) -	113,041	1,435	6	(88,866)	25,616

Loss	-	-	-	-	(34,551)	(34,551)
Other comprehensive loss	-	-	-	(6)	-	(6)

Total comprehensive loss	-	-	-	(6)	(34,551)	(34,557)

Issuance of Ordinary shares, net of issuance costs	*) -	55,692	-	-	-	55,692
Exercise of employees’ options	*) -	18	-	-	-	18
Exercise of options	*) -	8,964	-	-	-	8,964
Expiration of options series 4	-	902	(902)	-	-	-
Expiration of options series 5	-	533	(533)	-	-	-
Share-based compensation	-	519	-	-	-	519

Balance as of December 31, 2017	*) -	179,669	-	-	(123,417)	56,252

Total comprehensive loss	-	-	-	-	(87,727)	(87,727)
Share-based compensation	-	260	-	-	-	260

Balance as of December 31, 2018	*) -	179,929	-	-	(211,144)	(31,215)

Total comprehensive loss	-	-	-	-	(109,194)	(109,194)
Issuance of ordinary shares, net of issuance costs	-	70,270	-	-	-	70,270
Exercise of options		1,402			-	1,402
Share-based compensation	-	3,684	-	-	-	3,684

Balance as of December 31, 2019	*) -	255,285	-	-	(320,338)	(66,053)

	Convenience translation into U.S. dollars (Note 2c)

Balance as of December 31, 2019	*) -	73,867	-	-	(92,690)	(18,823)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars
Cash flows from operating activities:

Net loss	(34,551)	(87,727)	(109,194)	(31,596)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	440	260	1,645	476
Net financial expenses (income)	10,895	(2,053)	15,902	4,601
Capital loss	-	597	-	-
Increase in liability with respect to loans from others	-	9,202	14,083	4,075
Increase in liability with respect to government grants	10,300	4,343	169	49
Share-based compensation	519	260	3,684	1,066
Change in employee benefit liabilities, net	7	(1)	7	2

	22,161	12,608	35,490	10,269
Changes in asset and liability items:

Decrease (increase) in other receivables	(3,108)	2,958	309	89
Increase (decrease) in trade payables	5,537	14,500	(3,661)	(1,059)
Increase (decrease) in other payables	(29)	416	127	37

	2,400	17,874	(3,225)	(933)
Cash paid and received during the year for:

Interest paid	(73)	(46)	(131)	(38)
Interest received	13	98	2	1

	(60)	52	(129)	(37)

Net cash used in operating activities	(10,050)	(57,193)	(77,058)	(22,297)

*)	Represents an amount lower than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars
Cash flows from investing activities:

Increase in short-term deposits	7,602	-	-	-
Purchase of property and equipment	(4,508)	(23,731)	(7,429)	(2,150)
Proceeds from sale of property and equipment	-	137	-	-
Proceeds from sale of marketable securities	4,067	-	-	-
Decrease (increase) in other long-term assets	(402)	140	230	67
				-
Net cash provided by (used in) investing activities	6,759	(23,454)	(7,199)	(2,083)

Cash flows from financing activities:

Proceeds from loan from others	-	84,321	15,337	4,438
Proceeds from issuance of shares and options, net of issuance costs	55,692	-	70,270	20,333
Payment of lease liabilities			(581)	(167)
Proceeds from exercise of options to employees	18	-	-	-
Proceeds from exercise of options to public	6,129	-	188	54

Net cash provided by financing activities	61,839	84,321	85,214	24,656

Exchange differences on balances of cash and cash equivalents	(2,871)	827	(4,373)	(1,265)

Increase (decrease) in cash and cash equivalents	55,677	4,501	(3,416)	(989)
Balance of cash and cash equivalents at the beginning of the year	15,705	71,382	75,883	21,957

Balance of cash and cash equivalents at the end of the year	71,382	75,883	72,467	20,968

Non-cash activities:

Exercise of options to public	2,835	-	1,214	351

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:- GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued Ordinary shares and options on the TASE.

c.	On May 15, 2015, the Company completed a public offering of securities in the United States.

d.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant (“the Grant”) representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company’s product. The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

e.	On August 30, 2017, the Company announced that its Board of Directors has decided to voluntarily delist from the Tel Aviv Stock Exchange (TASE), while remaining listed on NASDAQ. On January 22, 2018, the Company shares were delisted from TASE.

f.	On March 13, 2018, the Company announced the appointment of a contract research organization (CRO) to conduct the first pivotal phase 3 clinical trial of M-001, BiondVax’s universal flu vaccine candidate.

g.	On March 15, 2018, the Company and the CRO executed a master service agreement and work order. According to the master service agreement, the Company undertakes to pay remuneration as well as to reimburse the CRO for costs incurred as a result of the master service agreement and work orders. The master service agreement shall be in effect as of March 8, 2018 for a period of five years or later, if a work order remains in effect, and until such work order’s completion. The first work order which governs the conduct of the Company’s clinical trial in Europe is scheduled for a total period of 32.5 months. The Company has a right to terminate the master service agreement or the work order by giving a 45 days’ notice or in the event of a material breach.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

h.	During the year ended December 31, 2019, the Company incurred a loss of NIS 109,194 ($ 31,596) and negative cash flows from operating activities of NIS 77,058 ($ 22,296) and it has an accumulated deficit of NIS 320,338 ($ 92,690) as of that date.

To date the Company has not generated any revenues and may need additional funds to finance its Phase 3 clinical trials in the future (see also Note 18).

Furthermore, the Company intends to continue to finance its operating activities by raising capital. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

If the Company will not have the sufficient liquidity resources, the Company may not be able to continue the development of all its products or may be required to implement a cost reduction and may be required to delay part of its development program. The Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company’s costs are incurred in NIS. In addition, the Company’s financing activities are incurred normally in NIS. The Company’s management believes, therefore, that the functional currency of the Company is the NIS.

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

The financial statements as of December 31, 2019 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2019 (U.S. $ 1.00 = NIS 3.456). The translation was made solely for convenience purposes.

The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in U.S. Dollars or convertible into U.S. Dollars, unless otherwise indicated.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%

Laboratory equipment	15
Office furniture and equipment	6 - 33
Computers	33
Leasehold improvements	(*	)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option held by the Company and intended to be exercised) and the expected life of the improvement.

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

Since the Company’s development projects have been centered on the completion of Phase 3 clinical trials, future economic benefits from the research and development activity are currently expected. Therefore, a liability was recorded with respect to the IIA grants, against a corresponding increase in research and development expenses.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses since they are non-refundable and do not depend on the generation of future sales.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Financial instruments:

1.	Financial assets:

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

2.	Derecognition of financial assets:

A financial asset is derecognized only when:

-	The contractual rights to the cash flows from the financial asset have expired; or

-	The Company has transferred substantially all the risks and rewards deriving from the contractual rights to receive cash flows from the financial asset or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

-	The Company has retained its contractual rights to receive cash flows from the financial asset but has assumed a contractual obligation to pay the cash flows in full without material delay to a third party.

3.	Financial liabilities:

a)	Financial liabilities measured at amortized cost:

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

m.	Operating leases:

As described in Note 2q regarding the initial adoption of IFRS 16, “Leases” (“the Standard”), the Company elected to apply the provisions of the Standard using the modified retrospective method (without restatement of comparative data).

The accounting policy for leases applied effective until December 31, 2018, is as follows:

Lease agreements are classified as an operating lease if they do not transfer substantially all the risks and benefits incidental to ownership of the leased asset. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the lease term.

The accounting policy for leases applied effective from January 1, 2019, is as follows:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company as a lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

Years

Building	10
Motor vehicles	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

n.	Employee benefit liabilities:

The Company has several employee benefit plans:

1.	Short-term employee benefits:

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

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, during the period which the performance or service conditions are to be satisfied, ending on the date on which the relevant employees become fully entitled to the award (“the vesting period”).

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

q.	Changes in accounting policies - initial adoption of new financial reporting and accounting standards and amendments to existing financial reporting and accounting standards:

1.	Initial application of IFRS 16, “Leases”:

In January 2016, the IASB issued IFRS 16, “Leases” (“the Standard”), which provides guidance on the recognition, measurement, presentation and disclosure of leases and supersedes IAS 17, “Leases” (“the old Standard”), IFRIC 4, “Determining Whether an Arrangement Contains a Lease”, and SIC-15, “Operating Leases - Incentives”. According to the Standard, a lease is a contract, or part of a contract, that conveys the right to use an asset for a period of time in exchange for consideration.

The Standard has been applied for the first time in these financial statements. As permitted by the Standard, the Company elected to apply the provisions of the Standard using the modified retrospective method. The Company recognized lease liabilities on the initial application date of the Standard in respect of leases previously classified as operating leases according to IAS 17. The amount of the liability as of the date of initial application of the Standard was measured using the Company’s incremental borrowing rate of interest on the date of initial application of the Standard.

The carrying amount of the right-of-use assets was identical to the carrying amount of the lease liability.

According to this approach, comparative data have not been restated.

For details of the accounting policy applied from the date of initial application of the Standard, see Note 2m.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The main effect of the initial application of the Standard relates to existing leases in which the Company is the lessee. According to the Standard, as explained in Note 2m, the Company recognizes a lease liability and a corresponding right-of-use asset for each lease in which it is the lessee, excluding certain exceptions. This accounting treatment is different than the accounting treatment applied under the old Standard according to which the lease payments in respect of leases for which substantially all the risks and rewards incidental to ownership of the leased asset were not transferred to the lessee were recognized as an expense in profit or loss on a straight-line basis over the lease term.

Following are data relating to the initial application of the Standard as of January 1, 2019, in respect of leases existing as of that date:

a)	Effects of the initial application of the Standard on the Company’s financial statements as of January 1, 2019:

	According to the previous accounting policy	The change	As presented according to IFRS 16
	NIS

As of January 1, 2019:

Non-current assets:
Right-of-use assets	-	8,084	8,084

Current liabilities:
Current maturity of lease liability	-	1,096	1,096

Non-current liabilities:
Lease liability	-	6,988	6,988

Accumulated deficit	(211,144)	-	(211,144)

b)	The Company hired an external valuation expert for determining the nominal interest rate for discounting its leases based on the companies’ financing risk, the average life of the leases and other economic variables. A weighted average incremental borrowing rate of 7.9% was used to discount future lease payments in the calculation of the lease liability on the date of initial adoption of the Standard.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c)	Reconciliation of total commitment for future minimum lease payments as disclosed in Note 12e to the annual financial statements as of December 31, 2018, to the lease liability as of January 1, 2019:

January 1, 2019
NIS

Total future minimum lease payments for non-cancellable leases as per IAS 17 according to the financial statements as of December 31, 2018	10,932

Total undiscounted lease liabilities as per IFRS 16	10,932

Effect of discount of future lease payments at the Company’s incremental borrowing rate on initial date of adoption	(2,848)

Total lease liabilities resulting from initial adoption of IFRS 16 as of January 1, 2019	8,084

d)	Practical expedients applied in the initial adoption of the Standard:

(1)	The Company elected not to reassess based on the principles in the Standard whether contracts are or contain a lease, and instead continued to classify contracts as leases that were previously identified as leases under IAS 17.

(2)	The Company elected to apply a single discount rate to a portfolio of leases with reasonably similar characteristics.

(3)	The Company elected to rely on its assessment of whether leases are onerous by applying IAS 37, as an alternative to performing an impairment review of the right-of-use asset on the date of initial adoption.

(4)	The Company elected not to recognize a lease liability and right-of-use asset for leases whose term ends within 12 months of the date of initial adoption, and instead accounted for such leases as short-term leases.

(5)	The Company elected to exclude initial direct costs from the measurement of right-of-use assets at the date of initial adoption.

(6)	The Company elected to use hindsight in determining the lease term in contracts containing options to extend or terminate the lease.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	IFRIC 23, “Uncertainty over Income Tax Treatments”:

In June 2017, the IASB issued IFRIC 23, “Uncertainty over Income Tax Treatments” (“the Interpretation”). The Interpretation clarifies the accounting for recognition and measurement of assets or liabilities in accordance with the provisions of IAS 12, “Income Taxes”, in situations of uncertainty involving income taxes. The Interpretation provides guidance on considering whether some tax treatments should be considered collectively, examination by the tax authorities, measurement of the effects of uncertainty involving income taxes on the financial statements and accounting for changes in facts and circumstances in respect of the uncertainty.

The Interpretation has been initially applied in these financial statements.

The initial application of the Interpretation did not have a material effect on the Company’s financial statements.

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

●	Determining the fair value of share-based compensation to employees and directors:

The fair value of share-based compensation to employees and directors is determined using acceptable option pricing models.

The assumptions used in the models include the expected volatility, expected life, expected dividend and risk-free interest rate.

●	Grants from the Israel Innovation Authority (“the IIA”):

Government grants received from the IIA are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is certainty regarding the estimated future economic benefits, therefore the liability was recorded with respect to the IIA grants.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 3:- SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS (Cont.)

●	Discount rate for a lease liability: When the Company is unable to readily determine the discount rate implicit in a lease in order to measure the lease liability, the Company uses an incremental borrowing rate. That rate represents the rate of interest that the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment. When there are no financing transactions that can serve as a basis, the Company determines the incremental borrowing rate based on its credit risk, the lease term and other economic variables deriving from the lease contract’s conditions and restrictions. In certain situations, the Company is assisted by an external valuation expert in determining the incremental borrowing rate.

NOTE 4:- CASH AND CASH EQUIVALENTS

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Cash in NIS	15,558	9,133	2,642
Cash in USD	13,586	60,269	17,439
Cash in EURO	46,739	3,065	887

	75,883	72,467	20,968

NOTE 5:- OTHER RECEIVABLES

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Government authorities	383	349	101
Prepaid expenses and other	582	307	89

	965	656	190

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

December 31, 2019:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold improvements	Factory leasehold	Total
Cost:

Balance at January 1, 2019	3,226	119	439	-	27,995	31,779
Additions	136	-	129	-	7,164	7,429
Deductions	-	-	-	-	-	-

Balance at December 31, 2019	3,362	119	568	-	35,159	39,208

Accumulated depreciation:

Balance at January 1, 2019	3,077	93	360	-	-	3,530
Additions	58	6	46	-	587	697
Deductions	-	-	-	-	-	-

Balance at December 31, 2019	3,135	99	406	-	587	4,227

Depreciated cost at December 31, 2019	227	20	162	-	34,572	34,981

	Convenience translation into U.S. dollars (Note 2c)

Depreciated cost at December 31, 2019	66	6	47	-	10,003	10,122

December 31, 2018:

	Laboratory equipment	Office furniture and equipment	Computers	Leasehold improvements	Factory leasehold	Total
Cost:

Balance at January 1, 2018	3,428	293	356	2,652	4,453	11,182
Additions	98	8	83	-	23,542	23,731
Deductions	(300)	(182)	-	(2,652)	-	(3,134)

Balance at December 31, 2018	3,226	119	439	-	27,995	31,779

Accumulated depreciation:

Balance at January 1, 2018	3,296	177	310	1,889	-	5,672
Additions	57	12	50	141	-	260
Deductions	(276)	(96)	-	(2,030)	-	(2,402)

Balance at December 31, 2018	3,077	93	360	-	-	3,530

Depreciated cost at December 31, 2018	149	26	79	-	27,995	28,249

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:- LEASES

a.	Information on leases:

The Company has lease agreements that include leases of buildings and vehicles that are used to maintain the Company’s ongoing operations. The leases of the buildings and vehicles are for a period of 10 and 3 years, respectively. Some of these lease agreements include extension options.

Year ended December 31, 2019
NIS in thousands

Interest expense on lease liabilities	676
Total cash outflow for leases	1,256

b.	Lease extension options:

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgment in deciding whether it is reasonably certain that the extension options will be exercised.

In leases that contain noncancelable lease periods of 10 years, the Company does not generally include in the lease term the exercise of extension options since the Company believes it is not reasonably certain that the extension options will be exercised.

More than 5 years
NIS in thousands

December 31, 2019:
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	5,889

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:- LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total

Cost:
Balance as of January 1, 2019	7,827	257	8,084
Additions during the year:
New leases	-	-	-

Balance as of December 31, 2019	7,827	257	8,084

Accumulated depreciation:
Balance as of January 1, 2019	-	-	-
Additions during the year:
Depreciation and amortization	824	124	948

Balance as of December 31, 2019	824	124	948

Depreciated cost at December 31, 2019	7,003	133	7,136

d.	For an analysis of maturity dates of lease liabilities, see Note 10.

NOTE 8:- OTHER LONG-TERM ASSETS

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Restricted cash	707	477	138
Leasing deposits	33	33	10

	740	510	148

NOTE 9:- OTHER PAYABLES

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars

Employees and payroll accruals	924	972	281
Accrued expenses	152	231	67

	1,076	1,203	348

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS

a.	Classification of financial liabilities:

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars
Financial liabilities at amortized costs:

Trade payables	20,723	17,062	4,937
Other payables	1,076	1,203	348
Liability in respect of Government grants	14,643	14,812	4,286
Lease Liabilities	-	7,503	2,171
Loan from others	94,360	123,780	35,816

	130,802	164,360	47,558
Financial liabilities at fair value through profit and loss:

Warrants measured at fair value	6,168	16,354	4,732

Total Financial liabilities	136,970	180,714	52,290

Total current	21,799	18,959	5,486
Total non-current	115,171	161,755	46,804

b.	Financial risk factors:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

Foreign currency risk:

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts is partly managed in Dollars and in Euro. As of December 31, 2019, the carrying amounts of USD and EURO were NIS 60,269 and NIS 3,065 respectively.

Credit risk:

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considered to be financially sound.

c.	Liquidity risk:

The Company monitors the risk to a shortage of funds using a liquidity planning tool.

The Company assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. Access to sources of funding is sufficiently available and debt maturing within 12 months can be rolled over with existing lenders.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2019:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS in thousands

Trade payables	17,062	-	-	-	-	-	17,062
Other payables	1,203	-	-	-	-	-	1,203
Lease liabilities	1,238	1,153	1,128	1,128	1,174	4,156	9,977
Loans from others	-	4,180	8,361	89,956	32,204	208,090	342,791
Liability in respect of Government grants	-	4,189	8,377	11,173	-	-	23,739

	19,503	9,522	17,866	102,257	33,378	212,246	394,772

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

December 31, 2018:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS in thousands

Trade payables	20,723	-	-	-	-	-	20,723
Other payables	1,076	-	-	-	-	-	1,076
Loans from others	-	-	4,655	9,310	100,169	174,477	288,611
Liability in respect of Government grants	-	-	4,636	9,269	12,383	-	26,288

	21,799	-	9,291	18,579	112,552	174,477	336,698

d.	Fair value:

Regarding the fair value of liability for warrants (see Note 10 (a) above). The carrying amount of cash and cash equivalents, other receivables, other long-term assets, trade payables and other payables approximates their fair value due to the short-term maturities of such instruments.

e.	Fair value measurement:

As of December 31, 2019, warrants liability is measured at fair value and classified as Level 1 while loans from others and government grants are classified as Level 2.

During 2019 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

f.	Changes in liabilities arising from financing activities:

	Loans from others	Lease liabilities	Total liabilities arising from financing activities

Balance as of January 1, 2018	-	-	-
Cash flows	84,321	-	84,321
Effect of changes in fair value	10,039	-	10,039

Balance as of December 31, 2018	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	15,337	(581)	14,756
Effect of changes in fair value	14,083	-	14,083

Balance as of December 31, 2019	123,780	7,503	131,283

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

Section 14 to the Severance Pay Law, 1963 applies to part of the compensation payments, pursuant to which the fixed contributions paid by the Company into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Expenses - defined contribution plan	196	242	332	96

NOTE 12:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	On July 31, 2003, the Company signed a license agreement with Yeda Research and Development Company Ltd. (“Yeda”) according to which the Company acquired an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products based, directly or indirectly, on patents and patent applications to be approved or submitted pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. This agreement was amended in 2005. In exchange for the license grant, the Company or its future sublicensees will be obligated to pay royalties equaling 3% of the total amount invoiced by the Company or by a sublicensee in connection with the sale of products based on Yeda’s patents, or 2% of such amounts if they originated from a country which did not grant a patent in connection with such products. All sales of products in connection with the license agreement for any purpose other than for the purpose of clinical trials are required to be made for monetary consideration.

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

This agreement terminates at the latest of (i) the expiration of the last patent licensed under the license agreement; or (ii) if only one product is developed or is commercialized by utilizing the licensed intellectual property, 15 years after the first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii) if more than one product is being developed or is commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which no sales are made in the U.S. or Europe.

Yeda shall be entitled, at its option and without the Company’s consent, to modify the license so that it is non-exclusive or to terminate the license with 30 days prior written notice to the Company, if any of the following occurs:

(1)	the Company fails to commence the commercial sale of at least one product based on the license’s intellectual property, in at least one country, within six months following receipt of an FDA or similar foreign regulatory approval for commercial marketing of such product and taking into account the seasonal nature of the products (except as a result of force majeure or other factors beyond the Company’s control); or

(2)	the Company fails to sell any product based on the license’s intellectual property, during a period of one year after commercial sale of a product has commenced, during which no sales of the product take place (except as a result of force majeure or other factors beyond the Company’s control).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

In addition, Yeda is permitted to terminate the license agreement by written notice:

(a)	in the event the Company materially breaches any of its obligations under the license agreement, provided that such material breach is uncurable or, if curable, is not cured by the Company within thirty days (or in the case of failure by the Company to make payments due to Yeda in connection with the license agreement, ten days) from receipt of notice of such breach; or

(b)	in the event of the appointment of a temporary or permanent liquidator to the Company or a resolution is passed to voluntarily wind up the Company, or if an order or act is granted for the winding up of the Company, provided that if such order or act was initiated by any third party, such order or act is not cancelled within 120 days; or

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

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2019 is approximately $ 6,380 (NIS 22,049), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2019, the Company had not paid any royalties to the IIA.

Regulators in many countries are in the process of replacing benchmark Interbank Offered Rates (IBORs), of which one of the most common is the LIBOR, with risk-free interest rate alternatives (RFRs). The replacement of IBORs with RFRs is expected to occur gradually until the end of 2021. The repayment of grants received by the Company have interest rates that reference LIBOR and are expected to be repaid after 2021. Since an alternative interest rate was not determined by the IIA yet, at this stage the Company is unable to determine the effects, if any, that the discontinuance of IBORs will have on its various financial instruments that reference the IBORs.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

c.	In October 2013, the Company signed an agreement for obtaining funding from the European Union which was approved for the UNISEC consortium of which the Company is a member for a period of three years. The Company’s expenses in respect of this project in 2013-2018 totaled € 1,028 ($ 1,231) which supported by the less than 75% or € 771 ($ 923). On October 10, 2018, the Company received the final part of the grant owed by UNISEC in the total of € 55 ( $62). The grant is non-refundable since the Company met the conditions of the consortium and are, therefore, recorded as a reduction of research and development expenses.

d.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of € 20,000 (approximately $ 23,200) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times.

On April 22, 2019, the Committee of the European Investment Bank (EIB) agreed to expand the 2017 financing agreement to the Company by an additional € 4,000 to a total of € 24,000 (approximately $ 27,600). An amendment to that effect was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 and will be used in support of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe.

According to the Amendment, as repayment features, EIB is entitled to receive the higher between 3% of any M-001 sales revenues for a period of twelve years or realizing a cash-on-cash multiple of 2.8 times.

During 2018, the Company received the € 20,000 in two tranches of € 6,000 (approximately $ 7,000) and the third tranche of € 8,000 (approximately $ 9,200).

On October 7 2019, the Company received the remaining € 4,000 (approximately $ 4,400).

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management changes or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid, or the Prepayment Amount, plus the greater of:

(i)	the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and

(ii)	the Prepayment Amount.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Finance Contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration for the EIB financing, the EIB shall be entitled to 3% of any annual M-001 sales revenues.

The Company performed a valuation of the financial liability for December 31, 2019 through an independent appraiser. According to the valuation, which was based on WACC (Weighted Average Cost of capital) of 17.3% and CAPM (Capital Asset Pricing Model), the value of the financial liability was estimated at NIS 123,780 ($ 35,816).

As a result of the valuation, the Company incurred a financial expense of NIS 14,083 ($ 4,075) for December 31, 2019.

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

The options were exercisable until February 27, 2017 at an exercise price of NIS 1.5 ($ 0.38) per share. On February 28, 2017, the Company’s options (series 4) expired.

c.	Options (series 5):

In October 2013, the Company issued 6,302,000 Ordinary shares and 6,302,000 options (series 5) in consideration of NIS 4,413 ($ 1,131), which were split into the option component in a total of NIS 625 ($ 160) and the share premium component in a total of NIS 3,788 ($ 971) based on the fair market value on the TASE following the issuance.

The options were exercisable at an exercise price of NIS 0.9 ($ 0.23) per share until July 31, 2014 or NIS 1.5 ($ 0.38) per share from August 1, 2014 through October 29, 2017. In October 2017, the Company’s options (series 5) expired.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:- EQUITY (Cont.)

d.	On May 15, 2015, the Company completed a public offering of securities in the United States of American Depositary Shares (ADSs) and warrants. Each ADS represents 40 Ordinary shares of the Company.

Accordingly, on May 12, 2015, the Company allocated 76,400,000 Ordinary shares of the Company to the U.S. public. The Company also allocated 2,038,000 tradable warrants in the U.S., which were exercisable into ADSs for a five year period, until May 15, 2020 at an exercise price of $ 6.25 for each warrant. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. In addition, in accordance with the underwriting agreement, the Company granted the underwriters 95,500 warrants, under the same terms and conditions as the warrants offered to the public.

At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417, net (after deduction of offering expenses totaling NIS 4,860) and liability related to the warrants in the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). On June 24, 2015, the Company issued an additional 110,000 ADSs to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134. The warrants are measured at their fair value based on their quote price at the end of each reporting date. The Company recorded financial income (expenses) in the amount NIS (7,969), NIS 2,009 and NIS (11,400) in 2017, 2018 and 2019, respectively, for revaluation of these warrants.

e.	In February 2017, the Company issued to a private investor (“the Investor”) 33,760,832 Ordinary shares (equivalent to 844,000 NASDAQ listed ADSs) in consideration of NIS 10,905 (approximately $ 2,830). Following the transaction, the Investor held 19.21% of all issued and outstanding share capital of the Company.

f.	On March 30, 2017, the Company issued 6,666,640 Ordinary shares (equivalent to 166,666 NASDAQ listed ADSs) in consideration of NIS 4,482 (approximately $ 1,229).

g.	During May and June 2017, 104,349 warrants were exercised into shares for a total consideration of NIS 2,296 (approximately $ 653).

h.	During July 2017, the Company issued 8,000,000 Ordinary shares (equivalent to 200,000 NASDAQ listed ADSs) in consideration of NIS 7,065 (approximately $ 2,000).

i.	During July and August 2017, 170,644 warrants were exercised into 6,825,760 shares for a total consideration of NIS 3,833 (approximately $ 1,067).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:- EQUITY (Cont.)

j.	On September 14, 2017, the Company completed a public offering on NASDAQ and issued 66,666,680 Ordinary shares (equivalent to 1,666,666 NASDAQ listed ADSs) in consideration of NIS 33,621 (approximately $ 9,546). Issuance costs amounted to NIS 250 (approximately $ 72).

k.	On June 13, 2019, the Company issued 334,520 Ordinary shares (equivalent to 8,363 NASDAQ listed ADSs) in consideration of NIS 188 (approximately $ 53).

l.	On July 16, 2019, the Company closed a public offering and issued 3,057,466 NASDAQ listed ADSs (equivalent to 122,298,640 Ordinary shares) and 18,298,898 Ordinary shares (equivalent to 457,472 NASDAQ listed ADSs) in consideration of $ 20,000 (approximately NIS 71,300 million) to a number of investors.

As part of this public offering, Angels Investments in High Tech Ltd. (“AIHT”) exercised their option to purchase, under the same terms of the public offering, 2,203,640 ADSs and 141,538 Ordinary shares offered in the public offering that were not purchased by other shareholders. In total, the investment through AIHT in this offering was approximately $ 16,670, making AIHT a controlling shareholder (as defined under the Israeli Companies Law) with a holding of about 42% in BiondVax.

NOTE 14:- SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers as equity-settled share-based payment is as follows:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Research and development	388	119	1,907	552
Marketing, general and administrative	131	141	1,777	514

Total share-based compensation	519	260	3,684	1,066

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE-BASED COMPENSATION (Cont.)

b.	Share-based payment plan for employees and directors:

Options granted under the Company’s 2005 Israeli Share Option Plan (“Plan”) were exercisable in accordance with the terms of the Plan, within 10 years from the date of grant, against payment of an exercise price. The options generally vest over a period of three or four years.

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

Option grants:

On May 28, 2015, the Company’s Board of Directors approved an update of the terms and conditions of the Company’s CEO. As part of the revised package, it was agreed that the CEO shall be granted options to purchase 2.5% of the Company’s issued and paid up capital on a fully diluted basis at an exercise price of 130% of the average rate of the Company’s share price in the 30 days of trading that preceded the Company’s Board of Directors’ resolution regarding said grant. The options are exercisable for ten years and vested over a period of three years from the date of grant. On July 27, 2015, the Shareholders’ meeting approved the grant of options as previously mentioned, and on August 4, 2015, the CEO was granted 5,929,503 options to purchase Ordinary shares.

The fair value of each option was approximately NIS 0.28 and the total value of the options granted was NIS 1,671.

On February 2016, the Company granted 350,000 options to purchase Ordinary shares to 4 external advisors that vested over a period of three years at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options at the date of grant totaled approximately NIS 84 ($ 22).

On March 10, 2016, the Company granted 100,000 fully vested options to purchase Ordinary shares to an external advisor at an exercise price of NIS 0.746 ($ 0.19) per share. The fair value of the options at the date of grant totaled approximately NIS 22 ($ 6).

In addition the Company’s Board of Directors approved the grant of 3,780,000 unregistered options to purchase Ordinary shares to the Company’s officers and employees. The options are exercisable for ten years and vest over a period of three years from the date of grant.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE-BASED COMPENSATION (Cont.)

The exercise price shall be 130% of the average rate of the Company’s share price in the 30 days of trading that preceded the Company’s Board of Directors’ resolution regarding the grant of these options. The fair value of each option is approximately NIS 0.298 and the total value of the options granted was NIS 1,127.

On June 25, 2018, the Company granted 130,710 options to purchase ADSs (5,228,400 options) to a board member which vest over a period of four years at an exercise price of $ 3.45 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 1,627 ($ 450).

On April 30, 2019, the Company granted options to purchase 108,000 ADSs (4,320,000 options) to board members and officers which vest over a period of three years at an exercise price of $ 7.976 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 1,414 ($ 391).

On April 30, 2019, the Company also granted 215,833 ADSs (8,633,310 restricted shares) to the CEO of which 60% vested immediately, 20% will be vested on March 2020 and the additional 20% will vest on March 2021. The fair value of the options as of the date of grant totaled approximately NIS 2,826 ($ 782).

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2017		2018		2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	12,156,503	0.75	11,759,503	0.75	11,550,213	0.77
Granted	-	-	130,710	0.05	4,320,000	0.69
Exercised	(37,000)	0.49	-	-
Forfeited	(360,000)	0.81	(340,000)	0.54	(7,680,213)	0.75

Outstanding at end of year	11,759,503	0.75	11,550,213	0.77	8,190,000	0.73

Exercisable at end of year	8,653,010	0.74	10,979,503	0.78	5,310,000	0.75

The weighted average remaining contractual life for the share options outstanding as of December 31, 2019 was 4.23 years (as of December 31, 2018 – 5.86 years(.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE-BASED COMPENSATION (Cont.)

c.	The fair value of the Company’s share options granted to employees, directors and service providers for the years ended December 31, 2017, 2018 and 2019 was estimated using the binominal option pricing model using the following assumptions:

	Years ended December 31
	2017	2018	2019

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	53	53	57
Risk-free interest rate (%)	1.5	2.9	2.3
Expected life of share options (years)	7.8	7.5	7.5
Share price (NIS)	0.45	(*) 23.6	(**) 24.07

(*)	ADS – NIS 23.6 ($ 6.3)
(**)	ADS – NIS 24.07 ($ 6.66)

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Clinical trial phase 3	-	53,678	52,825	15,286
Materials and subcontractors	3,797	12,287	5,946	1,720
Salaries and related expenses	3,695	4,214	5,384	1,558
Share-based payment	388	119	1,907	552
Patent registration fees	322	399	278	80
Rentals and maintenance of laboratory	610	1,028	970	281
Revaluation of the liability with respect to the IIA grants	10,300	-	-	-
Depreciation	311	195	1,293	374
Other	-	136	42	12

	19,423	72,056	68,645	19,863

Participation by IIA and UNISEC	(646)	(143)	-	-

	18,777	71,913	68,645	19,863

b.	Marketing, general and administrative expenses:

Salaries and related expenses	622	1,136	3,216	931
Share-based payment	131	141	1,777	514
Professional services	3,338	3,275	3,582	1,036
Rentals, office expenses and maintenance	203	343	323	93
Depreciation	130	65	352	102
Other	455	194	456	132

	4,879	5,154	9,706	2,808

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars
Financial income:

Interest income on deposits	18	100	4	1
Exchange differences, net	-	827	-	-
Revaluation of warrants	-	2,009	-	-

	18	2,936	4	1
Financial expenses:

Exchange differences, net	2,871	-	4,373	1,265
Lease holding finance expense	-	-	666	193
Revaluation of warrants	7,969	-	11,400	3,299
Finance expenses in respect of loans from others	-	9,202	14,083	4,075
Finance expenses in respect of government grants	-	4,343	169	49
Bank commissions and other financial expenses	73	51	156	45

	10,913	13,596	30,847	8,926

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate in 2017 was 24% and in 2018 and 2019 was 23%.

b.	Final tax assessments:

The Company received final tax assessments through 2013.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:- TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards for tax purposes and other temporary differences:

as of December 31, 2019, the Company had loss carryforwards and other temporary differences amounting to approximately NIS 206,536 ($ 59,761).

d.	Deferred taxes:

The Company did not recognize deferred tax assets for loss carryforwards and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2017, 2108 and 2109 as it is still incurring losses on an ongoing basis.

f.	Theoretical tax:

The reconciliation between the tax expense, assuming that all the income and expenses, gains and losses in the statement of income were taxed at the statutory tax rate and the taxes on income recorded in profit or loss (0%), relates to the creation of tax loss carryforwards and other temporary differences for which deferred tax assets were not recorded.

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties consist of nine directors (including the CEO, who is also a shareholder) serving on the Company’s board of directors and three key officers.

b.	Transactions with related parties:

1.	In February 2012, the Company’s Board approved an amendment and extension of the agreement with the Company’s CEO, dated April 2007. Pursuant to the amendment, the monthly salary of the Company’s CEO was increased by 5% in each of the three years of the extension of the engagement to NIS 52.5 a month starting January 2012. In April 2012, the Company’s shareholders approved the agreement at a shareholders’ meeting. On January 18, 2015, the Company’s shareholders extended the agreement under the same terms for an additional five years.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

In addition to an increase of salary, there was a provision for a payment in the event that a material agreement is signed between the Company and a third party during the term of the engagement or during a period of three years after the CEO’s termination by the Company. Pursuant to this provision, the CEO will be entitled to receive a bonus amounting to 1.75% of the monetary compensation payable to the Company under the material agreement.

On May 28, 2015, the Company’s Board of Directors approved an update of the terms and conditions of the Company’s CEO so that the monthly remuneration will be a total of NIS 80, and granted him options to purchase 2.5% of the Company’s issued and paid up capital on a fully diluted basis (see Note 14b).

2.	In August 2014, the Company signed an employment agreement with the CFO at a 60% employment capacity for a period of 5 years, according to which the CFO shall be entitled to a monthly salary of NIS 10, and accordingly updated the management agreement to fees at the amount of NIS 2.5 for a period of five years. In addition, the CFO is entitled to receive a one-time cash payment of NIS 192.5 for the services provided in connection with the preparation and submission of the prospectus in the US and, in the event that the Company should complete a successful capital raise in the U.S., the CFO shall be entitled to receive a one-time payment of NIS 87.5. Furthermore, from the consummation of the offering the monthly compensation under the services agreement will be increased to NIS 15,000.

3.	In August 2012, the Company approved the grant of future remuneration to four directors of the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director’s term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

4.	On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company’s CEO, for the purpose of securing the bond that was required in connection with an investigation conducted by the Israeli Securities Authority (“ISA”), regarding certain shareholders of the Company’s (not including among them the Company’s CEO) alleged use of inside information.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Balances with related parties:

Payables
Key management personnel:

December 31, 2018	328
December 31, 2019	601

December 31, 2019 (convenience translation into U.S. dollars) (Note 2c)	174

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2017	1,575	1,098
2018	1,468	1,252
2019	5,395	3,653

2019 (convenience translation into U.S. dollars) (Note 2c)	1,561	1,057

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers.

Key officers employed by the Company:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars

Salaries	209	485	1,399	984
Short-term employee benefits	1,972	1,901	1,855	536
Other employees benefits	94	95	110	32
Share-based compensation	398	239	3,684	1,066

	2,673	2,720	9,048	2,618

Number of key officers and directors	8	9	11	11

NOTE 18:- SUBSEQUENT EVENTS

a.	In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. While initially the outbreak was largely concentrated in China, it has now spread to most other countries, including Israel. Infections and mortality have been reported globally. Many countries around the world, including in Israel, have significant governmental measures being implemented to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. These measures have resulted in work stoppages and other disruptions. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain the coronavirus or treat its impact. In particular, the continued spread of the coronavirus globally, could adversely impact our operations and workforce, including our clinical trials, marketing and sales activities and ability to raise additional capital, which in turn could have an adverse impact on our business, financial condition and results of operation.

b.	During the period of January through May 2020, 677,510 NASDAQ listed warrants to purchase ADSs at an exercise price of $6.25 were exercised into 27,100,400 Ordinary shares for a total consideration of NIS 14,634 (approximately $ 4,234).

- - - - - - - - - - -