Form 20-F
period 2020-12-31
BiondVax Pharmaceuticals Ltd.
filed 2021-05-13
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 461,285,824 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

i

INTRODUCTION

Certain Definitions:

In this annual report, unless the context otherwise requires:

●	references to “BiondVax,” the “Company,” “us,” “we” and “our” refer to BiondVax Pharmaceuticals Ltd. (the “Registrant”), an Israeli company;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value;

● ●	references to “ADS” refer to the Registrant’s American Depositary Shares references to “Company product candidate(s)” refer to M-001 or any future, newly licensed or acquired product candidate(s);
●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

Note Regarding Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions, but these are not the only ways these statements are identified. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Risks and uncertainties include, but are not limited to, the risk that we may not be able to secure capital on attractive terms, if at all; the risk that while we are currently implementing new business strategies after our M-001 universal flu vaccine candidate failed to meet the trial’s primary and secondary efficacy endpoints we might not find or be able to develop or acquire suitable product candidates; the risk that the European Investment Bank may determine at any time that we have defaulted under our finance contract and accelerate the loans under such contract; our ability to enter into collaborations on terms acceptable to us or at all; our ability to maintain, preserve and defend our intellectual property and patents granted; risks relating to the COVID-19 (coronavirus) pandemic; the adequacy of available cash resources and the ability to raise additional capital when needed. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Some of the additional factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements contained herein, include but are not limited to:

●	our history of operating losses and the possibility we may never become profitable.

●	the clinical development, commercialization and market acceptance of any Company product candidates;

●	the initiation, timing, progress, cost and results of any future clinical trials, including any additional clinical trials we may be required to conduct;

●	our receipt of regulatory approvals for any Company product candidates, and the timing of other regulatory filings and approvals;

●	our ability to obtain and maintain ongoing regulatory requirements, even if our Company product candidates receive marketing approvals; and

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing.

ii

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	Selected Financial Data

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Summary of Risk Factors The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

●	Our business was substantially dependent on the success of our former sole product candidate M-001 as a standalone universal flu vaccine, which failed to meet its primary and secondary efficacy endpoints in the Company’s pivotal, phase 3 clinical trial. Unless we execute on a strategic alternative, we may be required to liquidate, dissolve, or otherwise wind down our operations;

●	Our former sole product candidate, M-001, has had an unfavorable result in its pivotal Phase 3 clinical trial. This has had and likely will continue to have a material adverse effect on us and our ability to realize any value for M-001 or monetize our non-M-001 assets, including in-house expertise and manufacturing facility;

●	There is no certainty that we will be able to execute on any strategic alternatives to maximize shareholder value, which could force us to liquidate. Our business plan is still evolving and may lead to the initiation of one or more development programs or the execution of one or more transactions that you do not agree with or that may not deliver the anticipated benefits or enhance shareholder value;

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any Company product candidates or enter into other strategic partnerships;

●	We are a developmental stage biopharmaceutical company with a history of operating losses, are not currently profitable, do not expect to become profitable in the near future and may never become profitable;

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or Company product candidates;

●	We have not yet commercialized any product candidates;

●	Certain breaches of our 24 million Euro finance documentation with the EIB may result in the EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation; and

●	We have identified material weaknesses in our internal controls over financial reporting that, if not properly corrected, could materially adversely affect our operations and result in material misstatements in our financial statements.

Risks Related to Our Financial Position and Capital Requirements

Our business was substantially dependent on the success of our sole product candidate M-001 as a standalone universal flu vaccine, which failed to meet its primary and secondary efficacy endpoints in the Company’s pivotal, phase 3 clinical trial. Unless we execute on a strategic alternative, we may be required to liquidate, dissolve, or otherwise wind down our operations.

Until October 23, 2020, our sole product candidate was M-001, a synthetic peptide-based protein targeting both multi-strain seasonal and pandemic strains of the influenza virus. On October 23, 2020, we announced topline results from the Company’s pivotal, Phase 3 clinical trial of M-001 as a standalone universal flu vaccine candidate. The results did not demonstrate a statistically significant difference between the vaccinated and placebo groups in reduction of flu illness and severity, and therefore failed to meet both the primary and secondary efficacy endpoints. The study’s primary safety endpoint was met. We do not have any product candidates. Based on these results, we have been evaluating strategic alternatives to maximize shareholder value, including identifying Company product candidates. We cannot assure you that we will be able to identify or execute on a strategic alternative or successfully revise our strategy to pivot our business and if we are unable to do so, we may be required to liquidate, dissolve or otherwise wind down our operations.

There is no certainty that we will be able to execute on any strategic alternatives to maximize shareholder value, which could force us to liquidate. Our business plan is still evolving and may lead to the initiation of one or more development programs or the execution of one or more transactions that you do not agree with or that may not deliver the anticipated benefits or enhance shareholder value.

Following receipt of the results of the Phase 3 clinical trial of M-001 which failed to meet its primary and secondary efficacy endpoints, we began reviewing strategic alternatives to maximize shareholder value. The strategic alternatives that we are exploring, may include some or all of the following: identifying Company product candidates; license, divestiture, or monetization of current assets; license or acquisition of other therapeutic candidates or other assets; merger, reverse merger, joint venture, partnership, or other business combination with another entity, public or private. We cannot assure you that this review process will result in a transaction or in any new strategy for our business and operation, or that if a transaction does occur or we find a new strategy for our business and operation, that it will successfully enhance shareholder value. Our expected cash position, net of all liabilities, limits significantly our strategic alternatives or attractiveness to potential merger candidates and the value that we may receive in such merger, joint venture, partnership, or other business combination scenarios may be less than the current market value of the Company. If we are unable to execute on a strategic alternative within a reasonable time, our financial position may force us to limit our business and operation, which in turn may limit significantly over time our strategic alternatives and we may be forced to liquidate our business and operation.

The process of exploring strategic alternatives could adversely impact our business, financial condition and results of operations. We expect to incur substantial expenses associated with identifying, evaluating, and executing on potential strategic alternatives, including those related to equity compensation, severance pay, insurance, legal, accounting and financial advisory fees. In addition, the process may be time consuming and disruptive to our business operations, could divert the attention of management and the Board from our business, could negatively impact our ability to attract, retain and motivate key employees, and could expose us to potential litigation in connection with this process or any resulting transaction. Further, speculation regarding any developments related to the review and execution of strategic alternatives and perceived uncertainties related to our future could cause our stock price to fluctuate significantly. For instance, our stock price decreased significantly following the announcement in October 2020 of the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints.

Our business plan is still evolving and may require us to be successful in a number of challenging, uncertain and risky activities, including converting our research efforts on M-001, in-house vaccine development expertise and manufacturing facility into development opportunities and/or identifying promising new assets for development that are available for acquisition or in-license and that fit our strategic focus and, if so identified, negotiating and executing an acquisition or in-license agreement for one or more of those programs on favorable terms. We may not be able to secure necessary collaborations, partnerships or in-licensing or acquisition opportunities, or be successful at one or more of the activities, required for us to execute this business plan. We cannot be sure when or if this process will result in any type of transaction. Even if we pursue a transaction, such transaction may not be consistent with our shareholders’ expectations or may not ultimately deliver the anticipated benefits or enhance shareholder value, either in the shorter or longer term.

Our sole product candidate, M-001, had an unfavorable result in its pivotal Phase 3 clinical trial. This has had and likely will continue to have a material adverse effect on us and our ability to realize maximum value for M-001 or monetize our non-M-001 assets, including in-house expertise and manufacturing facility.

Our sole product candidate, M-001, did not meet the primary and secondary efficacy endpoints in its pivotal Phase 3 clinical trial as a standalone universal flu vaccine candidate. This unfavorable clinical result has adversely affected our ability to realize any future value from M-001. We also may be unable to monetize any or all of our non-M-001 assets, including in-house vaccine development expertise and manufacturing facility. In that event, we may be constrained to write off some or all of these assets, in whole or in part, which is expected to have a significant effect on our operation and may require us to wind up our business and operation. Any or all of these outcomes will adversely affect our future business, market valuation, financial condition and results of operation See also “Certain breaches of our 24 million Euro finance documentation with the European Investment Bank, or EIB, may result in EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation.”

We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any Company product candidates or enter into other strategic partnerships.

We are significantly dependent on strategic partnerships to develop any Company product candidates or to enter into other strategic partnerships. To date, we have not entered into any such strategic partnerships. We face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be intricate and time consuming to negotiate and document. We may not be able to negotiate strategic partnerships on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any strategic partnerships because of the numerous risks and uncertainties associated with establishing strategic partnerships.

While our strategy is to partner with an appropriate party, we cannot assure you that any third party would be interested in partnering with us. We do not currently have any Company product candidate other than M-001, which did not meet the primary and secondary endpoints in its pivotal Phase 3 clinical trial as a standalone universal flu vaccine candidate, and currently we lack the resources to conduct clinical trials or to manufacture any Company product candidate on a large scale, and we have no sales, marketing or distribution capabilities. In the event we are not able to enter into a strategic agreement with a partner or partners, on commercially reasonable terms, or at all, we may be unable to conduct future clinical trials, develop any Company product candidate or utilize our manufacturing facility, which would have a material adverse effect upon our business, prospects, financial condition, and results of operations.

Even if we succeed in securing a partner, that partner may fail to develop or effectively commercialize Company product candidates using our technologies, expertise or manufacturing facility. Such partnership would pose a number of risks, including, but not limited to the following:

●	partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources, or a change in strategic focus;

●	partners may believe our intellectual property or the Company product candidate infringe on the intellectual property rights of others;

●	partners may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenues;

●	partners may decide to pursue competitive product candidates developed outside of the partnership arrangement;

●	partners may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals;

●	partners may delay the development or commercialization of any Company product candidates in favor of developing or commercializing another party’s product candidates; or

●	partners may decide to terminate or not to renew the collaboration for these or other reasons.

Thus, should we be successful in entering into a partnership agreement, the agreements may not lead to development or commercialization of any Company product candidate, manufacturing or other goals in the most efficient manner or at all. Partnership agreements are generally terminable without cause on short notice. We also face competition in seeking out partners. If we are unable to secure new partners that achieve the partner’s objectives and meet our expectations, we may be unable to advance any Company product candidates, manufacturing or other goals and may not generate meaningful revenues.

As a result of the unfavorable result in its pivotal Phase 3 clinical trial of M-001 or actions taken to pursue strategic alternatives following such unfavorable results, we could be subject to securities class action litigation and derivative shareholder litigation. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the Company.

As a result of our announcement of negative results in the pivotal Phase 3 clinical trial of M-001 as a standalone universal flu vaccine candidate, our share price declined substantially. In the past, securities class action lawsuits and/or derivative shareholder litigation have often been brought against a company and its management following a decline in the market price of its securities. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s resources and attention, which could significantly harm our business, operation and the value of our shares. In addition, if an unfavorable ruling were to occur in any such case or cases, it is likely that such cases or cases will have a material adverse impact on our business and operation, and in some case we may need to wind up our operation.

If we fail to continue to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our shares, the delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.

Nasdaq requires that the closing bid price of our ADSs do not fall below $1.00 per share for 30 consecutive business days. If we are unable to maintain compliance with this closing bid price requirement, our ADSs could be delisted from Nasdaq. If this were to occur, trading of our securities would most likely take place in an over-the-counter market for unlisted securities. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our securities in an over-the-counter market, and many investors would likely not buy or sell our securities due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our securities would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our securities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our securities, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees, to raise capital, and execute on a strategic alternative.

We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation.

We are a development stage biopharmaceutical company and currently do not have, and may never have, any product candidates that generate revenues. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential Company product candidates will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. In addition, since our incorporation in 2003, we have primarily focused our efforts on research and development and clinical trials of our product candidate, M-001. We announced on October 23, 2020 that our M-001 product candidate failed to meet both primary and secondary efficacy endpoints in our pivotal Phase 3 clinical trial. This unfavorable clinical result has adversely affected our ability to commercialize and obtain EMA, FDA, or other regulatory licensure of M-001, and therefore may adversely affect our ability to realize any future value from M-001. Moreover, we may never be able to pursue further the development of our M-001 product candidate and any such development is expected to require a substantial amount of financial support that we currently do not have, and if we are ever able to secure such financial support we expect such development of our M-001 product candidate to further increase our loss significantly. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. As of December 31, 2020, we had an accumulated deficit of $101 million and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate revenues or achieve profitability in the future. Moreover, as a result of the unfavorable clinical results of our M-001 product candidate, we currently do not have any clear business strategy for the continuation of our business and operation and we expect to produce additional losses that could be significant before we have a new business strategy, if ever, and such new business strategy is expected to increase further our losses in the foreseeable future. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our Company product candidates are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to attract and retain additional management and experts. The negative result of the pivotal Phase 3 trial of M-001 and our limited financial resources may make us less successful at retaining our management and consulting team and adding additional leading experts, which could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer and Dr. Tamar Ben-Yedidia, our Chief Scientific Officer. The announcement of negative results of the pivotal Phase 3 trial of M-001, our limited financial resources and our review of strategic alternatives creates uncertainty about our prospects as an independent business entity and make it more difficult to attract and retain qualified executive and other key personnel. The review process may also be costly, time-consuming, divert the attention of management or result in changes in our management team or our board of directors, all of which could materially and adversely affect our business. We may be required to enter into retention agreements with our key employees to ensure execution of a strategic transaction, once such transaction is identified. In addition, our stock price may experience periods of increased volatility as a result of these activities or related rumors and speculation.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2020, we had approximately $2.9 million in cash and cash equivalents, negative working capital of $16.6 million and an accumulated deficit of $101 million. Our ability to execute on our business plan may be dependent upon our ability to raise capital through private or public financings, enter into a commercial agreement or engage in a strategic alternative, among others. Since our inception, most of our resources have been dedicated to the development of M-001 that has recently failed to meet both primary and secondary efficacy endpoints in our pivotal Phase 3 clinical trial. In the future, we believe that we will expend significant operating and capital expenditures to execute one or more strategic alternatives, including to develop and, subject to results of any future clinical trials, apply for regulatory approval of any Company product candidate. These expenditures may include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contract manufacturing organizations, or CMOs, hiring additional management and other personnel, applying for regulatory approvals, acquisition of equipment, as well as commercializing any Company product candidate approved for sale. Furthermore, we incur additional costs associated with operating as a public company in the United States. We cannot reasonably estimate the actual amounts necessary to successfully complete the execution of any strategic alternatives and the development and commercialization of Company product candidates.

As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or non-dilutive sources or other sources, that may not be available to us or, if available, may not be in terms favorable to us. A failure to fund these activities may significantly harm our growth strategy, competitive position, quality compliance, financial condition and is expected to have a material adverse effect on our business and operations.

Our future capital requirements depend on many factors, including:

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	our search for new business strategy for our business and operations;

●	our ability to identify and acquire rights to, or develop on our own, new Company product candidates and diversify/expand our product opportunities;

●	the scope and cost of researching and developing, obtaining regulatory approval for, commercializing and manufacturing any new Company product candidate;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any Company product candidates.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate the execution of any strategic alternative, preclinical studies, clinical trials or other research and development activities for any Company product candidate or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize such Company product candidate.

Certain breaches of our 24 million Euro finance documentation with the European Investment Bank, or EIB, may result in EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation.

We have borrowed 24 million Euro under a finance contract, or the Finance Contract, with the EIB, to finance a portion of our expected cost of developing and marketing of our M-001 product candidate. However, on October 23, 2020 we announced that our M-001 product candidate failed to meet both primary and secondary efficacy endpoints in our pivotal Phase 3 clinical trial. As a result, we have not continued with our initial business plans.

As part of the Finance Contract, we have also entered into a security agreement, or the Security Agreement, whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets, excluding assets and/or intellectual property rights subject to the license agreement with YEDA Research and Development Company Limited, or Yeda. While intellectual property rights are excluded from the floating charge pledge, certain breaches of the Finance Contract or the Security Agreement may cause the EIB to exercise secured creditor remedies under the floating charge pledge and foreclose on certain of our assets at the time of such exercise.

Under the Finance Contract we are not allowed to make any senior management changes without the consent of the EIB. Until recently, senior management changes, as defined in the Finance Contract, covered events where Dr. Ron Babecoff, our former CEO, or Dr. Tamar Ben-Yedidia, our CSO, ceased to be actively involved in our business’s management. On December 24, 2020, we amended the Finance Contract to provide that senior management changes, as defined in the Finance Contract, cover events where Amir Reichman, our current CEO, or Dr. Tamar Ben-Yedidia, our CSO, cease to be actively involved in our business’s management and pursuant to which we obtained the EIB’s consent for the appointment of Amir Reichman as our new CEO. We will be required to obtain consents from the EIB in the future if any senior management change is expected to occur and in such an event, the EIB’s consent is not guaranteed. In addition, we may not be able to anticipate a future change to our senior management and in such an event, we may not be able to obtain the consent of the EIB ahead of such an event. If we are not able to receive the EIB’s consent before such change in our senior management or we decide to change our senior management without first obtaining the consent of the EIB, which we may be forced to do or may elect to do in order to address business concerns, the EIB may accelerate all loans extended to us under the Finance Contract, and exercise secured creditor remedies against the collateral securing those loans. In such an event we may not be able to continue our business and operations as a going concern.

Furthermore, under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; our business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable. On January 26, 2021, the EIB notified us, among other things, that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, we expect such events to adversely impact our ability to continue as a going concern.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or Company product candidates.

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring future indebtedness, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any Company product candidates or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate the execution of any strategic alternative, including any product development or commercialization efforts, or grant rights to develop and market product candidate(s) that we would otherwise prefer to develop and market ourselves.

Risks Related to Development, Clinical Testing and Regulatory Approval of M-001 and any Company product candidate

We have not yet commercialized any product candidates, and we may never become profitable.

We had one product candidate, M-001, which produced negative results in a Phase 3 clinical trial, and we have not decided on any strategic alternative following such negative results. In addition, we have no product candidates on the market or other product candidates in the pipeline. We do not know when or if we will successfully execute any strategic alternative, including identifying any Company product candidate. Even if we are successful in identifying any Company product candidate, we will not be successful unless we complete our product development efforts, obtain regulatory approval and such product candidates gains market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of Company product candidates will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, if any, and the uses for which we intend to pursue regulatory approval for the commercialization of any Company product candidates;

●	the competitive environment;

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of any Company product candidate and their potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of any Company product candidates or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing, coverage and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, participants, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for any Company product candidates. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

In addition, we have limited marketing capabilities, and if we are unable to enter into collaborations with marketing partners or develop our own sales and marketing capabilities, we may not be successful in commercializing any Company product candidate. If we are unable to reach and maintain agreements with one or more pharmaceutical companies or partners, we may be required to market our Company product candidates directly. Developing a marketing and sales force is expensive and time-consuming and could delay a product launch. We may not be able to attract and retain qualified sales personnel or otherwise develop this capability.

Any Company product candidate would be subject to extensive regulation and may never obtain regulatory approval.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of any Company product candidate will be subject to extensive regulation by the FDA in the United States and by comparable authorities in foreign markets. In the United States, we will not be permitted to market our Company product candidate until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidate(s) involved, as well as the target indications and patient population. Any Company product candidate must satisfy rigorous standards of safety and efficacy before it can be approved for commercial use by the EMA or FDA, or any other regulatory authorities for all or any of the indications for which it is intended to be used. The EMA, FDA and any other regulatory authorities have substantial discretion over this approval process, and approval is never guaranteed. We may need to conduct significant additional research before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in clinical trials. Success in early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate for many reasons, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other regulatory authorities that a product candidate is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities, including the processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or EMA, FDA or any other regulatory policy, during the process of product development, clinical trials and regulatory reviews. Approval procedures vary among countries, and may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the FDA and comparable foreign regulatory authorities in reviewing new pharmaceutical products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Failure to obtain EMA, FDA or any other regulatory approval for any Company product candidate in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

Any Company product candidates will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product candidate(s), and if we fail to comply with such requirements, we could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market any Company product candidate, any such product candidates will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a Company product candidate is granted, the approval may be subject to limitations on the uses for which the product candidate(s) may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the Company product candidate, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved Company product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of, withdrawal of EMA, FDA or any other regulatory approval or withdrawal of any approved product candidate from the marketplace. Absence of long-term safety data may also limit the approved uses of our Company product candidates, if any. If we fail to comply with the regulatory requirements of the EMA, FDA and any other applicable regulatory authorities, or previously unknown problems with any approved commercial Company product candidate, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the Company product candidate, manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new Company product candidates or supplements to approved applications.

If we or our partners, if any, are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our Company product candidates may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties, which would have a material adverse effect on our business, financial condition or results of operations.

Any Company product candidates, if approved, may face competition sooner than anticipated.

We currently do not anticipate continuing any clinical trials with respect to our M-001 product candidate. Even if we could find or develop other Company product candidates, our products may face a serious competition from biosimilar products. In the United States, any Company product candidate we may consider may be, regulated by the FDA as biologic products and we may seek approval for such product candidate(s) pursuant to the biologics license application, or BLA, pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. This twelve-year period of exclusivity does not pre-empt and is independent of any patent protection afforded to any Company product candidate. The law is complex and is still being interpreted and implemented by the FDA. Any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products, if any.

Although we believe that any applicable Company product candidate should qualify for the twelve-year period of exclusivity described above if it is approved as a biological product under a BLA, we may not be granted such exclusivity. Further, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider any Company product candidate to be reference products for competing products, potentially creating the opportunity for generic or biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

If the results of any future clinical trials show that any Company product candidates is effective based on certain endpoints but nevertheless fails to achieve all the primary/secondary endpoint(s) requiring us to conduct additional clinical trials, or if clinical trials that we conduct for such products in the future are prolonged or delayed, we would be unable to commercialize any Company product candidate on a timely basis, which would require us to incur additional costs and delay our receipt of any revenues from potential sales of such product candidate(s).

We may be required by the FDA or other regulatory authority to conduct additional clinical studies. We cannot predict whether we will encounter problems with any such clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of any such additional clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate(s):

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into any potential future clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our Company product candidates or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the participant population, the nature of the trial protocol, the proximity of participants to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in participant enrollment can result in increased costs and longer development times. The failure to enroll participants in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we might initially plan for any Company product candidate. We may not be able to enroll a sufficient number of participants in a timely or cost-effective manner. Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the United States, we must submit an Investigational New Drug (IND) application to the FDA and the IND application must become effective.

Delays in any clinical trials the FDA or EMA may require us to conduct will result in increased development costs for any Company product candidate. In addition, if any such clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of any Company product candidate we are developing could be limited.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our Company product candidates in accordance with current good manufacturing practices, or cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	Failure or delay in reaching an agreement with a third party contract research organization or clinical trial site(s), and failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, institutional review boards, or IRBs, or other regulatory bodies to authorize our clinical trial protocols, or a decision by a regulatory body to place one or more of our trials on hold;

●	inability or unwillingness of medical investigators and CROs to follow our clinical trial protocols and applicable regulatory requirements; and

●	lack of sufficient funding to finance the clinical trials.

In addition, we or regulatory authorities may suspend or terminate our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks, if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials, if inspection of the clinical trial operations or trial site by a regulatory authority results in the imposition of a clinical hold, or if there is a failure to demonstrate a benefit from using the Company product candidate, or changes in governmental regulations or administrative actions. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop Company product candidates and generate revenue.

We may in the future conduct clinical trials of Company product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

We may in the future conduct clinical trials of any Company product candidate outside of the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of this data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted in accordance with good clinical practice, or GCP, requirements, and the FDA must be able to validate the clinical trial data through an on-site inspection, if necessary. If a marketing application is based solely on foreign clinical data, the FDA can require such data to be applicable to the U.S. population and U.S. medical practice, and for the clinical trials to have been performed by clinical investigators of recognized competence. There can be no assurance the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from our clinical trials conducted outside of the United States of any Company product candidate, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the Company product candidate.

Although we conducted a pivotal clinical efficacy Phase 3 trial in Europe, we have never conducted a Phase 3 clinical trial in the U.S. and may be unable to do so for any Company product candidate we may develop.

We have never conducted a Phase 3 clinical trial in the U.S, but we have conducted a Phase 3 clinical trial in Europe for M-001 which produced negative results.

The submission of a successful IND application in the United States or comparable submissions in other jurisdictions and conducting of later-stage clinical trials are complicated processes. As an organization, we have conducted only Phase 1 and Phase 2 clinical trials in Israel in accordance with Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable Israeli legislation, and a Phase 2b clinical trial in Europe, as part of the UNISEC consortium, and a Phase 3 clinical trial in Europe for M-001. We also have had limited interactions with the FDA. Consequently, we may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approvals for any Company product candidate.

You may lose your entire investment if we may be forced to abandon development of any Company product candidate.

The results of future clinical trials regarding any Company product candidate may not meet any or all of the trial’s endpoints. Further, success in the preclinical testing and early clinical trials of any Company product candidate does not ensure that future clinical trial(s) will be successful, and the results of later clinical trials we may be required to conduct may not replicate the results of prior clinical trials and preclinical testing. For example, our M-001 product candidate failed to meet both primary and secondary efficacy endpoints in our pivotal Phase 3 clinical trial after successful results in earlier stages. The clinical trial process may fail to demonstrate that any Company product candidate is safe for humans and effective for indicated uses. Any such failure may cause us to abandon any Company product candidate. Any delay in, or termination or suspension of, any future required clinical trials will delay the requisite filings with the relevant foreign regulatory authorities and, ultimately, our ability to commercialize any Company product candidate and generate product revenues. If the clinical trials do not support our intended drug product claims, the development of any Company product candidate may be significantly delayed or abandoned, which would materially adversely affect our business, financial condition or results of operations. As a result, you may lose your entire investment.

Positive results from earlier clinical trials may not be predictive of the results in later clinical trials of any Company product candidates, and the results of our clinical trials may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

Positive results from previous clinical trials may not be predictive of the results of later clinical trials of any Company product candidates, and any early clinical trials may not be predictive of results in later clinical trials that we may conduct. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from preclinical studies and clinical trials for any Company product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain FDA or European Medicines Agency, or other applicable regulatory agency, approval for their product candidates.

If we experience delays in the enrollment of participants in any future clinical trials we may conduct, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate clinical trials for any Company product candidate. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the Company product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in any clinical trials may result in increased development costs for any Company product candidates, which could materially harm our financial condition and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

The occurrence of serious complications or side effects in connection with any Company product candidate, either in future clinical trials we may conduct or post-approval, could impede such future clinical trials, if any, and lead to refusal of regulatory authorities to approve our Company product candidates or, post-approval, revocation of marketing authorizations or refusal to approve new indications, which could severely harm our business, prospects, operating results and financial condition.

In any future clinical trials of any Company product candidate that we may conduct, or following regulatory approval, illnesses, injuries, discomforts and other adverse events may be reported by subjects. In addition, side effects are sometimes only detectable after they are made available to patients on a commercial scale after approval. Results of any future clinical trials we may undertake for any Company product candidate could reveal a high and unacceptable severity and prevalence of such side effects. In such an event, any clinical trials we may conduct could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of any Company product candidate for any or all targeted indications. Drug-related side effects could affect patient recruitment for any clinical trials we may conduct or the ability of enrolled participants to complete such trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if any Company product candidate receives marketing approval, and we or others later identify undesirable side effects caused by such product candidates, a number of potentially significant negative consequences could result, including:

●	regulatory authorities may withdraw approvals of such product candidates, potentially forcing us to recall any product already sold, at great expense to us, and preventing future sales of such product candidates;

●	regulatory authorities may require additional warnings on the label;

●	we may be required to create a medication guide outlining the risks of such side effects for distribution to participants;

●	we could be sued and held liable for harm caused to participants; and

●	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of any Company product candidate, if approved, and could significantly harm our business, results of operations and prospects.

If we are not successful in discovering, developing and commercializing any Company product candidate, our ability to expand our business and achieve our strategic objectives may be impaired.

An element of our future business strategy includes identifying and testing certain compounds, for any Company product candidate. Research programs designed to identify Company product candidates may require substantial technical, financial, and human resources, whether or not such efforts are successful. Our research programs may initially show promise in identifying Company product candidates, yet fail to lead to clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying Company product candidates;

●	competitors may develop alternatives that render our Company product candidates obsolete;

●	a Company product candidate may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a Company product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a Company product candidate may not be accepted as safe and effective by regulatory authorities, participants, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact our ADS price.

Natural disasters, public health and other states of emergency, such as the COVID-19 outbreak, could adversely impact our business, including delay in pursuing and executing any strategic alternative, including identifying any Company product candidates.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. The extent to which the COVID-19 pandemic impacts our business will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the evolving actions to contain COVID-19 or treat its impact, among others. Quarantines, travel restrictions, shelter-in-place, nationalization efforts or similar government orders, such as the lockdowns approved by the Israeli government since the start of the COVID-19 pandemic, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could have an indeterminate impact on our operations. Our suppliers or partners could also be disrupted by conditions related to COVID-19, possibly resulting in disruption to our supply chain, collaborations or operations. If our suppliers, CMOs, contract research organizations (CROs) or partners are unable or fail to fulfill their obligations to us for any reason, our ability to meet clinical and commercial supply demand for any Company product candidate may become impaired.

The spread of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the potential economic impact brought by, and during the duration of, COVID-19 may be difficult to assess or predict, there could be a significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. COVID-19 and actions taken to reduce its spread continue to rapidly evolve.

Also, as governments and regulators focus on containing the COVID-19 virus outbreak, and prioritize their work and resources accordingly, there is no guarantee that interruptions or delays in the operations of the FDA or other regulatory authorities in other jurisdictions will not impact the review and approval timelines for the marketing applications we may submit for any Company product candidate. On March 10, 2020, in response to the COVID-19 pandemic, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

There is significant uncertainty relating to the ongoing effect of COVID-19 and global efforts to contain its spread on our business. While we maintain business continuity plans, they might not adequately protect us, and travel restrictions and other restrictions may remain or worsen. The extent to which COVID-19 negatively impacts our business, financial condition and results of operations will depend on future developments, which are highly uncertain and cannot be accurately predicted.

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns like the COVID-19 pandemic could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified Company product candidates from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s and EMA’s ability to hire and retain key personnel and accept the payment of user fees, global health concerns like the COVID-19 pandemic and other events that may otherwise affect the FDA’s and EMA’s ability to perform routine functions. Average review times at the FDA and EMA have fluctuated in recent years as a result. In addition, government funding of the FDA, EMA and other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA or other agencies may slow the time necessary for our Company product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Coverage and reimbursement may not be available for any Company product candidate (if and when approved for commercial sale), which could make it difficult for us to sell such product candidates profitably.

Market acceptance and sales of any Company product candidate will depend on coverage and reimbursement policies. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. We cannot be sure that coverage and reimbursement will be available for any Company product candidate we may develop. Even if coverage is provided, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our Company product candidates. If reimbursement is not available or is available only at limited levels, we may not be able to successfully compete through sales of our proposed Company product candidates.

In the United States, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products can differ significantly from payor to payor. Certain Affordable Care Act marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the U.S. Centers for Disease Control’s, or CDC’s, Advisory Committee on Immunization Practices, or ACIP, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our Company product candidates include vaccine candidates, and such vaccine candidates, once approved, are reimbursed only under the Part D program, physicians may be less willing to use such Company product candidates because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payments associated with the Part D program.

Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us, our revenues from sales by us, and the potential profitability of our Company product candidates, in those countries would be negatively affected. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a Company product candidate in a particular country, but then may experience delays in the reimbursement approval of our Company product candidate or be subject to price regulations that would delay our commercial launch of the Company product candidate, possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the Company product candidates in that particular country.

Current and future legislation may increase the difficulty and cost for us and our partners, if any, to obtain marketing approval of and commercialize any Company product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell any Company product candidate for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential Company product candidates, the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the Affordable Care Act. By way of example, the 2017 Tax Reform Act included a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case. On November 10, 2020, the U.S. Supreme Court heard oral arguments regarding the constitutionality of the individual mandate, although it is unclear when a decision will be made or how the Supreme Court will rule. In addition, there may be other efforts to challenge, repeal or replace the Affordable Care Act. We are continuing to monitor any changes to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our Company product candidates, if approved, and, accordingly, the results of our financial operations. We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us, but we expect there will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care.

We are subject to extensive and costly government regulation.

Any Company product candidate we may develop will be, subject to extensive and rigorous domestic government regulation, including with respect to Europe, regulation by the EMA and other relevant regional, national and local authorities, with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our Company product candidates are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, and import and export of pharmaceutical products under various regulatory provisions. Any Company product candidate we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained EMA, the Israeli Ministry of Health’s approval and/or FDA approval. Such foreign regulation may be equally or more demanding than corresponding European, Israeli or U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of any Company product candidate to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any Company product candidate. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would market, sell and distribute our Company product candidates. As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, arrangement, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the federal transparency requirements under the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

Efforts to ensure that our current and future business arrangements with third parties, and our business generally, continue to comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with any such laws and regulations. If our operations, including any arrangements with physicians and other healthcare providers, are found to be in violation of any such laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, reputational harm, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, additional reporting requirements, and/or the curtailment or restructuring of our operations, as well as additional reporting obligations oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. If we enter into business with any physicians or other healthcare providers or entities who are then found to not be in compliance with applicable laws, they may be subject to similar penalties.

Changes in regulatory requirements and guidance or unanticipated events may occur during any future clinical trials we may conduct, which may result in necessary changes to clinical trial protocols, which could result in increased costs to us, delay our development timeline or reduce the likelihood of successful completion of such clinical trials.

Changes in regulatory requirements and guidance or unanticipated events may occur during any clinical trials we may conduct may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any future clinical trials we may conduct, the commercial prospects for any Company product candidate would be harmed and our ability to generate product revenue would be delayed, possibly materially.

If we acquire or license additional technologies or Company product candidates, we may incur a number of additional costs, have integration difficulties and/or experience other risks that could harm our business and results of operations.

We may acquire and in-license  Company product candidates and technologies. Any Company product candidate or technology we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate developed based on in-licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any Company product candidates that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any Company product candidates could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

Risks Related to Our Business and Industry

We are a developmental stage biopharmaceutical company with no approved product candidates, and no product candidates currently in active development, which makes it difficult to assess our future viability.

We are a developmental stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute any future business plan, we may need to successfully:

●	execute development activities;

●	obtain required FDA and applicable foreign regulatory authorizations for the development and commercialization of any Company product candidate;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our Company product candidates;

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop any Company product candidate, raise capital, expand our business or continue our operations.

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to add and retain additional leading experts. Failure to retain our management and consulting team and add additional leading experts could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, our management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Amir Reichman, our Chief Executive Officer, and Dr. Tamar Ben-Yedidia, our Chief Scientific Officer. Our failure to retain the personnel that have developed much of the technology we utilize today, or any other key management and technical personnel, could have a material adverse effect on our future operations. Our success is also dependent on our ability to attract, retain and motivate highly trained technical, and management personnel, among others, to continue the development and commercialization of our current and future products.

We face significant competition. If we cannot successfully compete with new or existing product candidates, our marketing and sales will suffer and we may never be profitable.

We compete against fully integrated pharmaceutical and biopharmaceutical companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their strategic partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing immuno-modulating products (including vaccines) and other products for the prevention and treatment of infectious diseases and related illnesses;

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

Generally, our competitors include large fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop improved products for the prevention and treatment of infectious diseases and related illnesses. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our Company product candidates, our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our Company product candidates obsolete or non-competitive. If we cannot successfully compete with new or existing product candidates, our marketing and sales will suffer and we may never be profitable.

The extent to which our Company product candidate achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with any Company product candidate;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs and be required to limit commercialization in connection with product liability claims relating to any Company product candidate, which may result in substantial losses.

Any Company product candidate could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render any Company product candidate ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by any Company product candidate could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any Company product candidate. Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize any Company product candidate. A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

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

We may not be able to successfully grow and expand. Successful implementation of any future business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures, and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize any Company product candidate. Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of any Company product candidate. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

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

In some countries, including the countries comprising the European Union, or the EU, the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our Company product candidates to other available therapies. If reimbursement of our Company product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or experience security breaches or other unauthorized or improper access.

Despite the implementation of security measures, our internal computer systems, and those of our CROs and other third parties on which we rely, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we will rely on third parties to conduct clinical trials for, and manufacture, any Company product candidate, and similar events relating to their computer systems could also have a material adverse effect on our business. Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach results in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our Company product candidates could be delayed.

As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of our cloud and service providers, including any third party vendors that collect, process and store personal data on our behalf. Our systems, servers and platforms and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party providers will be successful in preventing cyber-attacks or successfully mitigating their effects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our Company product candidates could be delayed.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and adverse publicity and could negatively affect our operating results and business.

We and our partners and third-party providers may be subject to federal, state and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our partners and third-party providers.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California recently enacted the California Consumer Privacy Act, or the CCPA, which became effective on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Foreign data protection laws, including EU General Data Protection Regulation, or the GDPR, may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union.

Compliance with U.S. and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our partners and third-party providers to comply with U.S. and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, results of operation and financial condition.

Risks Related to Dependence on Third Parties

M-001 is based on an exclusive license from Yeda, and we could lose our rights to this license if a dispute with Yeda arises or if we fail to comply with the financial and other terms of the license.

We license the core intellectual property for our M-001 product candidate from Yeda under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development, manufacturing, use, marketing, sale, distribution and importing of products that are directly or indirectly based on certain patents and patent applications owned by Yeda and/or certain other intellectual property to be developed by Yeda and related thereto. In October 2020 M-001 failed to meet primary and secondary efficacy endpoints in a Phase 3 clinical trial, and so the value of the license agreement to us is dependent on the extent to which, if at all, we elect to conduct future development activities relating to M-001.

Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire upon the later of: (i) the expiration date of the last patent licensed thereunder; or (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product, the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or any country in Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us, among other things, if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda and/or the Company (where applicable) will also be entitled to terminate the license agreement by written notice. In the event of termination of the license agreement due to any reason other than (a) or (b), a material breach of the license agreement or our contesting the validity of one of the assets registered by Yeda, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research funds actually expended by us for development. If Yeda terminates the license agreement, or licenses to a third party the intellectual property it had licensed to us pursuant to this license agreement, or if any dispute arises with respect to our arrangement with Yeda, it may have an adverse impact on us.

If we wind up our business and operation you may receive no value for our intellectual property

We license the core intellectual property for our M-001 product candidate from Yeda under an exclusive license agreement. As noted above, in October 2020 the value of the license agreement to us is dependent on the extent to which, if at all, we elect to conduct future development activities relating to M-001. Under the license agreement, in the event a temporary or permanent liquidator is appointed for our Company, a resolution is passed to voluntarily wind up our Company, or an order or act is granted for the winding up of our Company, Yeda is entitled to terminate the exclusivity rights or terminate the license agreement. If our business is wound up and Yeda terminates the exclusivity rights or terminates the license agreement, you may receive no value for our intellectual property.

If we are ever to conduct additional clinical trials, we would continue to rely on third parties to conduct any such clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We will rely on third parties such as contract research organizations, clinical data management organizations, medical institutions and clinical investigators, to conduct any future clinical trials on our behalf. Any of these third parties may terminate their engagement with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities.

Our reliance on these third parties for clinical development activities reduces our control over these activities but does not relieve us of our responsibilities. We remain responsible for ensuring that our clinical trial is conducted in accordance with the requirements of the relevant regulator, and failure to do so can result in fines, adverse publicity and civil and criminal sanctions.

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any Company product candidate. Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

Use of third parties to manufacture any Company product candidates may increase the risk that we will not have sufficient quantities of such product candidate(s) at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

In August 2018, we relocated to our mid-sized manufacturing facility in Jerusalem, which is capable of manufacturing certain types of product candidates for clinical development use and, depending on the product, potentially commercial sale in limited quantities.. However, we anticipate that we would rely on a third party CMO for the commercial supply of most Company product candidates.

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;

●	The possible failure to manufacture sufficient quantities of any Company product candidate due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our proprietary information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Our CMO may not be able to comply with cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third-party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidate(s), operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidate(s).

We may not obtain the necessary materials for the performance of any future clinical trials in the U.S. or other countries around the world that we may conduct.

Clinical trials we may conduct in the future may involve obtaining materials and information that may not currently be in our possession and that we rely on suppliers and manufacturers to provide. It is possible that the FDA or any other relevant regulatory body will request that we provide materials or information that are not in our possession at that time before allowing us to proceed with any proposed clinical trials.

Risks Related to Our Intellectual Property

If we fail to adequately protect, enforce or secure rights to the patents which we own or that were licensed to us or any patents we may own or license in the future, the value of our intellectual property rights would diminish and our business and competitive position would suffer.

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property rights protection covering our Company product candidates, know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

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

If patent rights covering our Company product candidates and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office, or the USPTO, or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. An adverse determination in any opposition, derivation, revocation, re-examination, post-grant and inter parties review or interference proceedings or foreign equivalent, or litigation, challenging our patent rights or the patent rights of others could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and Company product candidates. Thus, any patents we own or license from or to third parties may not provide any protection against our competitors. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing could harm our business, results of operations and financial condition.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from Yeda (or any other third-party in the future) will give us adequate protection from competing products. Further, even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability and such patents may be challenged, invalidated, narrowed or held to be unenforceable.

We may be subject to a third-party submission of prior art to the United States Patent and Trademark Office, or USPTO, or equivalent foreign bodies. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

Moreover, some of our owned or in-licensed patents and patent applications may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.

It is also possible that others may obtain issued patents that could prevent us from commercializing our Company product candidates or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

In addition to patents and patent applications, we depend upon proprietary know-how to protect our proprietary technology. We require our employees, consultants, advisors and partners to enter into confidentiality agreements that prohibit the disclosure of confidential information to any other parties. We also require our employees and consultants to disclose and assign to us their ideas, developments, discoveries and inventions. These agreements may not, however, provide adequate protection for our know-how or other proprietary information in the event of any unauthorized use or disclosure.

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

The cost to us of any patent litigation or other proceeding relating to our licensed patents or patent applications, even if resolved in our favor, could be substantial and could divert management’s resources and attention. Competitors and other third parties may infringe, misappropriate or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. Our ability to enforce our patent protection could be limited by our financial resources and may be subject to lengthy delays. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any Company product candidate. Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to cease the activities claimed by the patents, including to cease commercializing the infringing technology or Company product candidates, redesign our Company product candidates or processes to avoid infringement, which may be impossible or require substantial time and monetary expenditure, or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

There is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our Company product candidates, technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other Company product candidates. There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our common stock to decline. Any of the foregoing events could harm our business, financial condition, results of operations and prospects.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research and other partners, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with any Company product candidate. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite the protective measures we employ, we still face the risk that:

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

Patent law outside the United States may be different than in the United States. Further, the laws of some foreign countries, such as China , may not protect our intellectual property rights to the same extent as the laws of the United States, if at all. A failure to obtain sufficient intellectual property protection in any foreign country could materially and adversely affect our business, results of operations and future prospects. Moreover, we may participate in opposition proceedings to determine the validity of our foreign patents or our competitors’ foreign patents, which could result in substantial costs and divert management’s resources and attention. Additionally, due to uncertainty in patent protection law, we have not filed patent applications in many countries where significant markets exist.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are the same as or similar to any Company product candidate but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that employees, partners or other third parties who were involved in the development of intellectual property for the Company have an interest in our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who were involved in the development of intellectual property for the Company. Litigation may be necessary to defend against these and other claims challenging inventorship. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been and may in the future be developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967, or the Patents Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a later decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions.

We may receive less revenue from any Company product candidate if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Our employees may have been previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our Company product candidates and be a distraction to management. Any of the foregoing events would harm our business, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our Company product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our Company product candidates are obtained, once the patent life has expired for a Company product candidate, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new Company product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Depending upon the timing, duration and conditions of any FDA marketing approval of our Company product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, there are no assurances that the FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable Company product candidates will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable Company product candidates could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Risks Related to Our Operations in Israel

Potential political, economic and military instability in the State of Israel, where our senior management, our head executive office, research and development, and manufacturing facilities are located, may adversely affect our results of operations.

Our principal executive office, our research and development facilities and our current manufacturing facility are located in Israel. Our officers and most of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In the last decade, there have been escalations in violence between Israel, on the one hand, and Hamas, the Palestinian Authority and/or other groups, on the other hand, as well as extensive hostilities along Israel’s border with the Gaza Strip, which resulted in missiles being fired from Gaza into southern and central Israel, including near Tel Aviv and at areas surrounding Jerusalem. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Our offices and laboratory, located in Jerusalem, Israel, are within the range of the missiles and rockets that have been fired at Israeli cities and towns from Gaza sporadically since 2006, with escalations in violence during which there were a substantially larger number of rocket and missile attacks aimed at Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

We are incorporated in Israel. Most of our current executive officers and directors reside in Israel and most of our assets reside outside of the United States. Therefore, a judgment obtained against us or any of these persons in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court unless certain provisions of Israeli law are satisfied. It may also be difficult to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel.

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

Changes in Israeli tax laws and examinations by the Israeli Tax Authorities could increase our overall tax liabilities.

We are subject to various taxes and tax compliance obligations in Israel. Changes in Israeli tax laws and regulations or their implementation in the future could increase our tax liabilities and our tax compliance obligations. In addition, the proper application of Israeli tax laws is subject to certain uncertainties and require the exercise of judgement. We may be subject to examinations by the Israeli Tax Authorities, and if our application or interpretation of Israeli tax laws is successfully challenged, we could be subject to additional tax liabilities, including interest and penalties, which could adversely affect our business and financial position.

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

The Israeli government grants that we received require us to meet several conditions and may restrict our ability to manufacture some of our Company product candidates and transfer relevant know-how outside of Israel and require us to satisfy specified conditions.

We received Israeli government grants for certain research and development expenditures. The terms of these grants may require us to satisfy specified conditions in order to manufacture products developed using such grants outside of Israel and in order to transfer know-how developed using such grants technologies outside of Israel. In addition, under the Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, or the Innovation Law, and related rules and regulations promulgated thereunder to which we are subject due to our receipt of grants from the Israeli Innovations Authority, or IIA (formerly known as the Office of the Chief Scientist of the Israeli Ministry of Economy, or OCS), a recipient of IIA grants such as us must report to the IIA regarding any change of control or any change in the holding of the means of control of our Company which transforms any non-Israeli citizen or resident into an “interested party”, as defined in the Securities Law, ,5728-1968, in our Company, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the IIA, in a form provided under the IIA guidelines.

Because a certain portion of our expenses is incurred in currencies other than the U.S. Dollar, our results of operations may be harmed by currency fluctuations and inflation.

Our reporting and functional currency is the NIS, but some portions of our operational expenses are in U.S. Dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

We received Israeli government grants towards some of our research and development activities. The terms of these grants may require us to satisfy specified conditions in order to manufacture products developed using such grants outside of Israel and in order to transfer know-how developed using such grants outside of Israel. If we do not meet these conditions, we may be required to pay increased payment in addition to the repayment of the grants. Such grants may be terminated or reduced in the future, which would increase our costs.

Our research and development efforts have been financed, partially, through grants that we received from the IIA, formerly known as the OCS. We therefore must comply with the requirements of the Innovation Law and related rules and guidelines, including, but not limited to, paying royalties to the IIA on income generated from the sale of products and related services associated with research and development programs funded by the IIA. We have received significant in IIA grants in the past.

The discretionary approval of an IIA committee will be required for any transfer to third parties outside of Israel of know-how related to M-001, which has been developed with IIA funding. We may not receive the required approvals should we wish to transfer or grant license to this know-how to an entity outside of Israel in the future or should we wish to transfer the manufacturing of IIA funded products outside of Israel in the future. We may be required to pay additional payments for such activities, such as with respect to a transfer of IIA funded know-how abroad, payment of a redemption fee calculated according to the formulas provided in the IIA’s rules and guidelines. Such grants may be terminated or reduced in the future, which would increase our costs. IIA approval is not required for the export of products developed using the grants received from the IIA.

These restrictions may impair our ability to perform or outsource manufacturing outside of Israel, or otherwise transfer or sell the Company's IIA funded know-how outside of Israel. It may also require the Company to obtain the approval of the IIA for certain actions and transactions and pay additional royalties and other amounts to the IIA. Furthermore, the consideration available to the Company’s and/or our shareholders in a transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that the Company is required to pay to the IIA.

Failure to comply with the requirements under the Innovation Law and the IIA’s rules and guidelines may subject the Company to financial sanctions, to mandatory repayment of grants received by it (together with interest and penalties) and may expose the Company to criminal proceedings. In addition, the Government of Israel may from time-to-time audit sales of products which it claims incorporate technology funded via IIA programs and this may lead to additional royalties being payable on additional products and may subject such products to the restrictions and obligations specified hereunder.

Risks Related to our Securities

The controlling share ownership position of Angels Investments in High Tech Ltd. will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having limited influence on corporate actions.

Angels Investments in High Tech Ltd. (“AIHT”) is currently our controlling shareholder. As of December 31, 2020, AIHT beneficially owned 37.1% of the voting power of our outstanding Ordinary Shares. Therefore, AIHT has the ability to substantially influence us through this ownership position. For example, AIHT may be able to substantially influence elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. AIHT’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, AIHT will continue to be able to strongly influence our decisions.

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

There is a significant risk that we will be a passive foreign investment company for U.S. federal income tax purposes for the current or any other taxable year, which generally would result in adverse U.S. federal income tax consequences to our U.S. investors.

There is a significant risk that we will be treated as a passive foreign investment company, or PFIC, for our current or any other taxable year. In general, a non-U.S. corporation is a PFIC for any taxable year in which (i) 75% or more of its gross income consists of passive income (the “income test”) or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (the “assets test”). Generally, passive income includes interest, dividends, rents, royalties and certain gains. Cash is a passive asset for PFIC purposes. Goodwill is an active asset under the PFIC rules to the extent attributable to activities that produce active income.

The assets shown on our balance sheet consist primarily of cash and cash equivalents, other receivables, property, plant and equipment and other long-term assets. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill, and on how quickly we utilize our current and future cash balances in our business. The value of our goodwill may be determined, in large part, by reference to the market price of our ADSs, which suffered a significant decline since the publication of the negative results of our Phase 3 pivotal trial and could decline further. Therefore, because we hold, and expect to continue to hold, substantial amounts of cash, there is a significant risk that we will be a PFIC under the assets test due to our decreased market capitalization and the volatility of our ADSs price. In addition, there is no assurance that the Internal Revenue Service will not assert that for purposes of the assets test a portion of our goodwill is not an active asset, in which case our risk of being or becoming a PFIC will increase. Further, it is not entirely clear how the income test should apply to a company like us and we may be a PFIC for any taxable year if the amount of our interest and other passive income constitutes 75% or more of our overall gross income as calculated for U.S. federal income tax purposes (generally, gross receipts minus cost of goods sold). Moreover, as we are considering strategic alternatives to our business model, the composition of our income and assets may change. For these reasons, and since a company’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. U.S. investors should therefore invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor owns our ADSs or Ordinary Shares, such U.S. investor could be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ADSs and Ordinary Shares and certain distributions, and a requirement to file annual reports with the Internal Revenue Service. We intend to post on our website the information necessary for a U.S. investor to make a qualifying electing fund (“QEF”) election with respect to us and each Lower-tier PFIC (as defined in “Taxation — U.S. Federal Income Tax Consequences”) that is wholly-owned by us, for the current or any future taxable year, if (i) our investment income constitutes 75% or more of our gross receipts for such taxable year, or (ii) we otherwise determine that we were a PFIC for such taxable year. Any such QEF election will result in U.S. federal income tax consequences that are different from the general PFIC rules. See “Taxation — U.S. Federal Income Tax Consequences — Passive Foreign Investment Companies” for more information.

We have identified material weaknesses in our internal control over financial reporting that, if not properly corrected, could materially adversely affect our operations and result in material misstatements in our financial statements.

In accordance with Section 404 of the Sarbanes-Oxley Act (“Section 404”), we, along with our independent registered public accounting firm, are required to report on the effectiveness of our internal control over financial reporting. Failure to design and maintain effective internal controls could result in inaccurate financial statements, inaccurate disclosures or failure to prevent fraud.

While we concluded that our financial statements for the year ended December 31, 2020 fairly present in all material respects our financial position, results of operations and cash flows for the periods presented in accordance with IFRS, as of December 31, 2020 we did not maintain an effective control environment attributable to certain identified material weaknesses. We describe these material weaknesses in “Item 15. Controls and Procedures” in this Annual Report.

The identified control deficiencies create a possibility that a material misstatement to the financial statements may not be prevented or detected on a timely basis. Therefore, we concluded that the deficiencies represent material weaknesses in the Company’s internal control over financial reporting and that as it relates to Section 404, our internal control over financial reporting was not effective as of December 31, 2020.

We are in the process of identifying and implementing remedial measures to address the control deficiencies that led to these material weaknesses. However, there can be no assurance that remediation will be fully completed in 2021 or that the remedial measures will prevent future control deficiencies or material weaknesses. If we are unable to remediate these material weaknesses, or we identify additional material weaknesses in our internal controls over financial reporting in the future, our ability to analyze, record and report financial information free of material misstatements, and to prepare our financial statements within the time periods specified by the rules and forms of the SEC will likely be adversely affected.

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

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our common shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

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

The market price for the ADSs has been and will likely remain volatile.

The market price for our ADSs has been and is likely to remain highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to identify and execute on a strategic alternative to M-001;

●	our failure to obtain the authorizations necessary to commence future clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new Company product candidates or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our Company product candidates or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if our ADSs are covered by these analysts;

●	future issuances of Ordinary Shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance;

●	nationalization of flu or other vaccines or treatments as part of a pandemic due to as part of national security, for example, under the U.S., Defense Production Act seizure of manufacturing; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

In the past, securities class action litigation has often been brought against a company and its management following a decline in the market price of its securities. This risk is especially relevant for biopharmaceutical companies, which have experienced significant share price volatility in recent years. Such litigation, if instituted against us, could cause us or members of our management to incur substantial costs and divert management’s attention and resources from our business.

In addition, the trading prices for common stock of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

Substantial sales of our ADSs on Nasdaq may cause the market price of our ADSs to decline. Sales by us or our security holders of substantial amounts of our ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of our ADSs.

The issuance by the Company of any additional ADSs or grant of any securities by the Company that are exercisable for or convertible into our Ordinary Shares or ADSs, may have an adverse effect on the market price of our ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

We have not paid, and do not currently intend to pay, dividends on our Ordinary Shares and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

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

General Risks

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

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ADSs or other securities convertible into or exchangeable for our ADSs at prices that may not be the same as the price per ADS paid by current ADS holders. We may sell ADSs or other securities in any other offering at a price per ADS that is less than the price per ADS paid current ADS holders, and investors purchasing shares or other securities in the future could have rights superior to the rights of ADSs holders. The price per ADS at which we sell additional ADSs or securities convertible or exchangeable into ADSs, in future transactions may be higher or lower than the price per ADS paid by current ADS holders.

If securities or industry analysts cease to publish research reports about us or our industry, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs is influenced by research reports that industry or securities analysts publish about us or our industry. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

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

Our capital expenditures for 2020, 2019, and 2018 amounted to approximately $1,907, $2,150 and $6,866 thousands, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

B.	Business Overview

We are a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses.

We previously developed M-001, a novel flu vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, we were able to demonstrate M-001 was effective in stimulating an immune response to a broad range of flu strains. However, in October 2020, we completed a Phase 3 clinical trial of M-001, which failed to meet the trial’s primary and secondary efficacy endpoints. We are no longer actively developing M-001, although in light of promising Phase 2 clinical trial immunogencity results we may at some point in the future return to M-001’s development.

We are currently exploring other Company product candidates with a mission of growing the Company into a multi-asset biopharmaceutical company focused on developing and, if successful, commercializing products for the prevention and treatment of infectious diseases and related illnesses. We are currently exploring various potential paths forward to maximize shareholder value, including collaborations and other opportunities to build a new product pipeline that will help us achieve our mission. This process is ongoing, and it is not clear which collaboration(s) and opportunities will be realized.

On January 21, 2021, we announced the appointment of Amir Reichman as our new Chief Executive Officer. Mr. Reichman and Dr. Ron Babecoff, our founder and former CEO, shared duties during a transition period while Mr. Reichman completed his work obligations at GlaxoSmithKline (GSK), a global pharmaceutical company. Effective March 2, 2021, Mr. Reichman assumed the CEO position full time and Dr. Babecoff continued as Senior Advisor to the Company.

In connection with the appointment of Amir Reichman as our new Chief Executive Officer, on January 11, 2021, we and the European Investment Bank, or EIB, entered into an amendment to our finance contract with EIB, pursuant to which EIB consented to the appointment of Mr. Reichman as chief executive officer of the Company as required under the finance contract.

Furthermore, on January 26, 2021, the EIB notified us among other thing that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the finance contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the finance contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the finance contract, which could result in all loans extended under the finance contract being accelerated and secured creditor remedies being exercised.

M-001 is based on research initially conducted at the Weizmann Institute of Science in Israel, or the Weizmann Institute, over a period of approximately 10 years prior to our inception in 2003. In 2003, we acquired from Yeda Research and Development Company Ltd., or Yeda, an affiliate of the Weizmann Institute, an exclusive worldwide license for the development, manufacture, use, marketing, sale, distribution and importation of products based, directly or indirectly, on patents and patent applications filed pursuant to the invention titled “Peptide Based Vaccine for Influenza”, developed on the basis of the research conducted by Professor Ruth Arnon and her team at the Weizmann Institute. From 2003, we conducted research and development of M-001 under the supervision of our Chief Scientific Officer, Dr. Tamar Ben-Yedidia (who completed her doctorate in the lab of Professor Arnon at the Weizmann Institute) and, at present, we own or license four families of patents, including one provisional patent, filed in a large number of jurisdictions, the latest of which is expected to be in force until 2035.

We conducted a pivotal clinical efficacy Phase 3 clinical trial on M-001 in over 100 clinical trial sites in seven Eastern European countries, subject, among others, to the regulations of the European Medicines Agency (EMA). In March 2018 we entered into a master service agreement and work order with a European contract research organization, or CRO, to conduct the Phase 3 trial. Launched in August 2018, the primary endpoints of this trial were to demonstrate safety of M-001 and the clinical efficacy conferred by M-001 administration, measured by reduction of confirmed flu cases in the vaccinated group versus placebo. A secondary endpoint assessed reduction in flu illness severity among those receiving M-001 versus placebo. In October 2018 we announced the successful enrollment of the last participant of the first cohort, consisting of 4,042 participants, for the first season of this clinical trial. The Company also enrolled 8,421 participants in the trial’s second cohort (2019/20 flu season) in 85 sites in seven countries in eastern Europe. On October 23, 2020, we announced topline results from the Phase 3 trial. The results did not demonstrate a statistically significant difference between the vaccinated and placebo groups in reduction of flu illness and severity, and therefore failed to meet both the primary and secondary efficacy endpoints. The study’s primary safety endpoint was met.

We lease approximately 1,800 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. We financed the costs of the construction of a manufacturing facility at this location, in an amount of approximately $10 million, with funds and grants received by us, as well as with our own financial resources. The construction included setting up laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also completed setting up an infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors). Depending on the platform technology implemented, our manufacturing facility has estimated capacity of 10 to 40 million doses per year.

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

Background on M-001

M-001

M-001 is intended to be intramuscularly injected into the body. Once administered, M-001 is designed to be recognized by the immune system, triggering both humoral and cellular immune reactions.

Our Competitive Strengths

We believe that our people, process and technology give us distinct advantages over our competitors, as follows:

●	People: Our leadership team has deep biotech and pharmaceutical industry experience, including our Chairman of the Board Mark Germain (a director and former Co-Chairman of Pluristem Therapeutics, and a co-founder and former director of a number of other biotechnology companies including, without limitation, Alexion, Neurocrine, ChromaDex, Inc., Stem Cell Innovations, Inc., Omnimmune Corp. and Collexis Holdings, Inc.), Board director Samuel Moed (former Senior VP Corporate Strategy at Bristol Myers Squibb), and COO Elad Mark (formerly employed by Novartis). Our CEO, Amir Reichman, has extensive vaccines R&D, supply chain, manufacturing, and engineering experience from Novartis in the U.S. and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, oversaw M-001 from R&D at the Weizmann Institute through the pivotal Phase 3 clinical trial. Dr. Ben-Yedidia conducted her preliminary research in the 1990’s under the guidance of Professor Ruth Arnon. Professor Arnon continues to serve as head of BiondVax’s Scientific Advisory Board.

●	Process: After years of experience, BiondVax has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality and GMP manufacturing processes. We are still under a master services agreement with our CRO, with whom we partnered for our Phase 3 clinical trial, and through which we retain access to over 90 medical centers in their investigational site network which can be re-activated should we in-license a clinical stage asset. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive value proposition versus other companies our size. In the past, we conducted a pivotal Phase 3 trial in over 100 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). The trial was completed on time and on budget. Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, a Phase 2b clinical trial in Europe, and a Phase 2 clinical trial conducted by the NIH/NIAID in the USA.

●	Technology: Our existing and advanced GMP vaccine manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, RNA, monoclonal antibodies, and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Our Business Strategy

In the past, BiondVax was a one product company, solely focused on developing the M-001 universal influenza vaccine. Going forward, the Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	a pipeline of products not only for prevention (through vaccines) but also for treatment of infectious diseases and related illnesses

●	a pipeline that would present various routes of drug delivery (e.g., intra-muscular, nasal, oral, etc.)

●	a pipeline that would rely on various platforms (different types of molecules and manufacturing platforms)

●	a pipeline of products at different stages of clinical development.

If successfully implemented, this strategy would provide BiondVax with a diverse multi-dimensional pipeline. The Company is currently actively engaged in identifying and evaluating many opportunities. These include in-licensing, acquisitions, and joint ventures, with industry, academia, and governments. Indeed, the Company is currently engaged in due diligence and negotiations on a number of potential opportunities.

Competition

Generally, our competitors include large fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop improved influenza vaccines and other products for the prevention and treatment of infectious diseases and related illnesses.

Marketing and Sales

We do not currently have any pharmaceutical product marketing or sales capabilities. We intend to license to, or enter into strategic alliances, with governments, health systems or companies in the pharmaceutical business, which are equipped to market and/or sell any products that we acquire or develop in the future, if and when they are approved. We may seek to establish marketing and/or sales forces in the future, if and when appropriate, in addition to any such licensing arrangements or strategic alliances.

Manufacturing

In August 2018, we relocated to our mid-sized manufacturing facility in Jerusalem, which is capable of manufacturing at GMP compliant levels, Biological Company product candidates for use in either clinical supplies or for small to medium scale commercial supply. However, we anticipate that we could rely as well on a third party CMO for the commercial supply of Company product candidates.

Properties

Office Leasing Agreement

Since August 2018, our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School. We lease this space, which presently consists of a total area of approximately 1,845 square meters (approx. 22,000 square feet), from an unaffiliated third party as of July 18, 2017. The lease period is 10 years with an option for an additional 5 years at our discretion.

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 39.6 million ($12.3 million) for the period ended on December 31, 2020 and at NIS 34.9 million ($10.8 million) for the period ended on December 31, 2019.

Our Main Laboratory

Our previous laboratory, located in Ness Ziona, was audited and approved according to the Good Manufacturing Practice standard pursuant to the European QP directive. Our current facility in Jerusalem consists of laboratories, manufacturing suites, and offices. The laboratories include (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; (ii) virology lab; and (iii) research and development lab. The manufacturing suites, defined as “clean rooms”, include a fermentation suite (“upstream”), a protein purification suite (“downstream”) and formulation suite.

BiondVax’s modern cGMP pharmaceutical manufacturing facility is designed in a modular ‘Single Use’ technology concept enabling relatively flexible production capabilities. Equipment units are mobile and can be replaced or relocated. The facility includes sufficient room to conduct upstream, downstream and media / buffer preparation processes. Each clean room is segregated with a separate Fan Filter Unit (FFU) designed to avoid cross contamination.

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

Research and other Grants

Research Grants

Grants under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984

On July 29, 2015, the Israeli parliament amended the Innovation Law, or the amendment, to establish the Israel Innovation Authority, or IIA, which replaced the OCS. The IIA is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. IIA was formed as of January 1, 2016, and new grant tracks and guidelines are published from time to time. Under the amendment, the IIA was granted vast authority to regulate rules and procedures pertaining to obligations of recipients towards the IIA Although the rules which were published by the IIA as of the date of this annual report generally adopted the principal provisions and restrictions specified in the Innovation Law prior to the effectiveness of such amendment, as of the date of this annual report, we are unable to assess the effect on our business of any future rules which may be published by the IIA.

The following is a summary of main IIA restrictions that apply to us:

Under the Innovation Law, research and development programs which meet specified criteria and are approved by the research committee of IIA, are eligible for grants. The grants awarded are typically for up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel on income generated from the sale of products (and related services associated with such products), whether received by the grantee or any affiliated entity, developed, in whole or in part, within the framework of an IIA--funded project or deriving therefrom at rates which are determined under the IIA’s rules and guidelines (currently a yearly rate of 1.3% to 5% on sales of products or services developed under the approved programs, depending on the type of the Recipient Company — i.e., whether it is a “Small Company,” a “Large Company” or a “Traditional Industrial Company” as such terms are defined in the IIA’s rules and guidelines), up to the aggregate amount of the total grants received by the IIA, plus annual interest based on LIBOR (as determined in the IIA’s rules and guidelines). Following the full payment of such royalties and interest, there is generally no further liability for royalty payments; however, other restrictions under the Innovation Law and the IIA's rules continue to apply.

The terms of the IIA support also require that products developed using such grants be manufactured in Israel and that the know-how and any rights derived thereof (including intellectual property rights)developed thereunder may not be transferred outside of Israel, unless approval is received from the IIA (and subject to certain payments to the IIA, while with respect to transfer of know-how outside of Israel the payment is calculated according to formulas provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines). Nothing in the foregoing restricts the export of products that incorporate the funded technology. Should the Research Committee of the IIA approve the transfer of manufacturing rights outside of Israel, the royalty payments will be subject to an increase of up to a cap of 120%, 150% or 300% of the total IIA funding plus accrued interest (LIBOR) (depending upon the portion of manufacture outside of Israel), and the royalty rates will be subject to an increase as well. Such approval is not required for the transfer of a portion of the manufacturing capacity which does not exceed, in the aggregate, 10% of the portion declared to be manufactured abroad in the applications for funding, in which case there is a notification requirement, and the IIA has the discretion to forbid the transfer. A Recipient Company also has the option of declaring in its IIA grant application its intention to exercise a portion of the manufacturing capacity abroad, thus avoiding the need to obtain additional approval following the receipt of the grant and avoiding the need to pay increased royalties to the IIA.

 The Innovation Law restricts the transfer of know-how funded by the IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior IIA approval and is subject to certain redemption fees to the IIA calculated according to formulae provided under the IIA’s rules and guidelines (which are capped to amounts specified under such rules and guidelines) generally up to 6 time the grants received plus interest). The scope of the support received, the royalties that we have already paid to the IIA, the amount of time that has elapsed between the date on which the know-how was transferred and the date on which the IIA grants were received and the sale price and the form of transaction will be taken into account in calculating the amount of the payment to the IIA in the event of a transfer of IIA funded know-how outside of Israel. A transfer for the purpose of the Innovation Law means an actual sale of the IIA-funded know-how, or any other transaction which in essence constitutes a transfer of the know-how (such as providing an exclusive license to a foreign entity for R&D purposes, which precludes the IIA funded company from further using such know-how).. A mere license solely to market products resulting from the IIA-funded know-how would not be deemed a transfer for the purpose of the Innovation Law.

The IIA has published rules and guidelines with respect to the grant to a foreign entity of the right to use know-how that was developed using the IIA’s grants. According to these rules, the grant to a foreign entity of a right to use the funded know-how (which does not entirely prevent the IIA funded company from using such know-how) is subject to receipt of the IIA’s prior approval. This approval is subject to payment to the IIA in accordance with the formulas stipulated in these rules. The IIA rules provide a mechanism with respect to the grant of a license by a company (which is part of a multinational corporation) that received grants from the IIA to its group entities to use its IIA funded know-how. Such license is subject to the IIA's prior approval and to the payment of 5% royalties from the income deriving from such license. The cap of the royalties increases to 150% of the grant amount. Such mechanism includes certain restrictions which must be met in order to be able to enjoy such lower royalty payments.

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

Our research and development efforts have been financed, partially, through grants that we have received from the IIA. We therefore must comply with the requirements of the Innovation Law and related regulations and rules published by the IIA. As of December 31, 2020, we have received a total of $5.5 million in IIA grants.

We have not received additional IIA grants from December 31, 2020 through the date of this annual report.

In light of the Phase 3 clinical trial results, Company’s management estimates that there will be no future revenues from the M-001. Therefore, most likely, there will be no future royalty payments to IIA.

Finance Contract – European Investment Bank

We entered into a finance contract, or the Finance Contract, with the European Investment Bank, or EIB, for the financing of up to Euro 20 million, which was extended to Euro 24 million, and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. The finance contract is subject to the Horizon 2020 framework program of the European Union for Research and Technological Development (2014-2020) (Horizon 2020 Framework EU Program), which provides that the financing shall be used rationally and in the interest of the European Bank.

Prior to its expansion to 24 million Euro, the EIB financing was made available in three tranches, all subject to receiving evidence that the Company has funding available to it in an amount equal to the amount of the respective tranche, as follows: (i) the first tranche was available during the 12 months following the date of the finance contract, in an amount of 4-6 million Euro; (ii) the second tranche was available during the 24 months following the date of the Finance Contract, in an amount of 4-6 million Euro, and subject to receiving evidence of the manufacturing of the first clinical batch for the planned phase 3 clinical trials; (iii) the third tranche was available during the 36 months following the date of the Finance Contract, in amount that together with the first and second tranche equaled 20 million Euro and was paid subject to receipt of authorization to launch the phase 3 clinical trials. To date, we have drawn down all tranches of the loan and has received Euro 24 million.

The additional 4 million Euro approved by the Management Committee of the European Investment Bank (EIB) was used in support of the ongoing Phase 3 trial to increase the trial’s second cohort to approximately 8,000 participants, bringing the total size of the trial to approximately 12,000 participants. The increase in the number of participants was intended to compensate for the relatively mild 2018/19 flu season in Europe. The additional 4 million Euro was disbursed upon enrollment of the first participant in the clinical trial’s second season and $US 10 million of funds disbursed pro rata being provided by the Company.

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

In addition, and as consideration for the EIB financing, EIB shall be entitled to 3% of any annual M-001 sales revenues as reported in the Company’s annual financial statements, for a period of twelve years, or for a period longer than twelve years and subject to the EIB realizing a cash-on-cash multiple of 2.8 times the principal amount of the tranche. In light of the Phase 3 clinical trial results, Company’s management estimates that there will be no future revenues from the M-001. Therefore, most likely, there will be no future royalty payments to EIB.

In connection with the appointment of Amir Reichman as our Chief Executive Officer, on January 11, 2021, we and EIB entered into an amendment to our finance contract with EIB, pursuant to which EIB consented to the appointment of Mr. Reichman as chief executive officer of the Company as required under the finance contract.

Furthermore, on January 26, 2021, the EIB notified us among other things that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the finance contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the finance contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the finance contract, which could result in all loans extended under the finance contract being accelerated and secured creditor remedies being exercised.

As of December 31, 2020, we have drawn a sum of Euro 24 million ($27.6 million) in EIB loans.

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

An IND application while technically a request for a Federal approval to transport or distribute a drug across state lines, is, in effect, a request for authorization from the FDA to administer an investigational drug product to humans. In the future, we may consider submitting an IND application to the FDA for initiating clinical trials or, if required, to conduct a bridging clinical study to allow licensure of a vaccine  or other Company product candidate in the U.S. The Phase 3 trial of our M-001 universal flu vaccine candidate failed to meet the trial’s primary and secondary efficacy endpoints and, as a result, any future FDA application may refer to a different vaccine candidate or other Company product candidate.

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

Future FDA and state inspections may identify compliance issues at our facilities or at the facilities of our CMOs or licensees that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of any Company product candidates we may develop in the future.

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

The Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984

We received grants from the IIA and are therefore subject to the provisions of the Innovation Law and a number of related restrictions. See “Business — Research Grants—Grants under the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law.”

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

Intellectual Property

As of December 31, 2020, we exclusively licensed two families of patents and own three additional families to use within our field of business. Such patents were granted in various countries, including the United States, Israel, China, Canada, Australia, New Zealand, Mexico, South Korea, Hong Kong, France, Germany, Spain, Switzerland, Ireland, the United Kingdom, Russia, Brazil, Japan and other countries. There are also pending patent applications relating to these patent families in various jurisdictions, all of which are active applications that have yet to be approved. Our patents and patent applications generally relate to influenza vaccines, particularly M-001, and to their manufacture and use. Our patents and patent applications are expected to expire between 2020 and 2035.

One additional provisional application related to M-001 was filed on August 9, 2020.

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

Yeda License Agreement

At present, among other patents, we have an exclusive worldwide license to two families of patents from Yeda, the technology transfer arm of the Weizmann Institute of Science of Rehovot, Israel, pursuant to a license agreement entered into with Yeda in 2003, as amended in 2005. These licenses relate to M-001, which in October 2020 failed to meet primary and secondary efficacy endpoints in a Phase 3 clinical trial, and so the value of the license agreement to the Company is dependent on the extent to which, if at all, the Company elects to conduct future development activities relating to M-001.

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

Unless terminated earlier in accordance with the terms described below, the license granted will remain in effect in each county and for each product developed based on the invention until the earliest of (i) if a patent was granted in a specific county, the patent expiration date in such country of the last of the patents; (ii) 15 years from the date of first commercial sale of a product, by us or a sublicensee, in either the U.S. or Europe, after obtaining of FDA New Drug Approval or equivalent approval in any European country, if there is no patent covering such product in such country but there is however know how that is identifiable as a secret and is not in the public domain which relates to such product, provided that such know how remains secret and of value.

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

We are not permitted to assign the license agreement to third parties without Yeda’s prior consent, unless in the framework of our merger with another entity, as a result of which we are not the surviving entity, subject to certain conditions and requirements under the license agreement. We are however entitled to grant sublicenses under the license agreement, we will be obligated to pay Yeda the following royalties: (i) 45% of consideration received (whether monetary or otherwise) by us for the grant of or pursuant to sublicenses or in connection with sublicense options executed prior to the completion of Phase 1 clinical trials; (ii) 35% of consideration received by us up to the first $20 million and 25% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 1 clinical trials and prior to the completion of Phase 2 clinical trials; (iii) 20% of consideration received by us up to the first $20 million and 15% of any consideration received by us exceeding such first $20 million, for the grant of or pursuant to sublicenses or in connection with sublicense options executed after the completion of Phase 2 clinical trials.

The license agreement will terminate upon the later of: (i) the expiration date of the last patent licensed under the license agreement; or (ii) in the event only one product will be developed and/or commercialized by utilizing the licensed intellectual property, 15 years from the date of first commercial sale of such product in either the U.S or Europe, following receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product; or (iii) in the event that more than one product will be developed and/or commercialized by utilizing the licensed intellectual property, following the receipt of New Drug Approval from the FDA or equivalent approval in any European country for such product the expiry of a 20 year period during which there shall not have been a sale of any such products in either the U.S. or Europe. However, Yeda is entitled to terminate the exclusivity rights or to terminate the license agreement with 30 days prior written notice to us, among other things, if: (a) no commercial sales of at least one product are initiated during six months after receipt of an FDA or similar regulatory approval for commercial marketing; or (b) no sales of any products are reported for over a year after sales of a product have commenced. Yeda and/or the Company (where applicable) will also be entitled to terminate the license agreement by written notice. In the event of termination of the license agreement due to any reason other than (a) or (b), a material breach of the license agreement or our contesting the validity of one of the assets registered by Yeda, we will be entitled to receive royalty payments equal to 25% of the net proceeds received by Yeda from the grant to third parties, within the five years following the termination of the license agreement, of a license or other rights which include our developments, up to the aggregate amount of research funds actually expended by us for development.

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

For the year ended December 31, 2020, our office and laboratory cash outflow for leases amounted to NIS 1,240 thousands ($ 386 thousands).

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were at NIS 39.6 million (12.3 million) for the period ended on December 31, 2020 and at NIS 34.9 million ($10.8 million) for the period ended on December 31, 2019.

For a description of our current laboratory see Item 4B. “Business Overview – Manufacturing”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2020 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, or the IASB.

Company Overview

We are a biopharmaceutical company focused on developing, manufacturing and ultimately commercializing products for the prevention and treatment of infectious diseases and related illnesses.

We previously developed M-001, a novel flu vaccine candidate that was designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. In seven Phase 1/2 and Phase 2 clinical trials designed to test for immunogenicity, we were able to demonstrate M-001 was effective in stimulating an immune response to a broad range of flu strains. However, in October 2020, we completed a Phase 3 clinical trial of M-001, which failed to meet the trial’s primary and secondary efficacy endpoints. We no longer have any product candidates in active development.

We are currently exploring Company product candidates with a mission of growing the Company into a multi-asset biopharmaceutical company focused on developing and, if successful commercializing products for the prevention and treatment of infectious diseases and related illnesses. We are currently exploring various potential paths forward to maximize shareholder value, including collaborations and other opportunities to build a new product pipeline that will help us achieve our mission. This process is ongoing, and it is not clear which opportunities which collaboration(s) and opportunities will be realized.

On January 21, 2021, we announced the appointment of Amir Reichman as our new Chief Executive Officer. Mr. Reichman and Dr. Ron Babecoff,, our founder and former CEO, shared duties during a transition period while Mr. Reichman completed his work obligations at GlaxoSmithKline (GSK), a global pharmaceutical company. Effective March 2, 2021, Mr. Reichman assumed the CEO position full time and Dr. Babecoff continued as Senior Advisor to the Company.

In connection with the appointment of Amir Reichman as our new Chief Executive Officer, on January 11, 2021, we and the European Investment Bank, or EIB, entered into an amendment to our finance contract with EIB, pursuant to which EIB consented to the appointment of Mr. Reichman as chief executive officer of the Company as required under the finance contract.

Furthermore, on January 26, 2021, the EIB notified us among other thing that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the finance contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the finance contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the finance contract, which could result in all loans extended under the finance contract being accelerated and secured creditor remedies being exercised.

Since our incorporation, we primarily focused our efforts on research and development and clinical trials of M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2018, 2019 and 2020, we had net losses of $25,384, $31,596 and $1,386 thousands, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2020, we had an accumulated deficit of approximately $101,024 thousands and we expect to experience negative cash flow for the foreseeable future.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations and, to date, have not generated revenues.

To date, we have funded our operations primarily through the sale of equity securities (both in private placements, in public offerings on the TASE and the NASDAQ Capital Market), funding received from the IIA formerly known as the OCS, and proceeds from the Finance Contract with the EIB. From our inception until our initial public offering in Israel in June 2007, we raised approximately NIS 20.1 million ($5.3 million) in various private placements. We received approximately NIS 10.12 million ($2.7 million) in net proceeds from our initial public offering in Israel and raised an additional NIS 49.6 million ($13.2 million) from various public offerings since June 2007 in Israel. We also received gross proceeds of approximately $10.12 million and approximately $8.54 million in net proceeds from our initial public offering in the U.S. in May 2015. In January 2017, we received gross proceeds of approximately $2.8 million from a private placement transaction with Angels Investments in High Tech Ltd., a private Israeli company controlled by Mr. Marius Nacht, and an additional $3.2 million was raised from ADS issuance under our ATM program, which was terminated as of September 13, 2017. In September 2017, we raised approximately $10.4 million in gross proceeds in a public underwritten offering completed. We also raised total gross proceeds of $20 million in a rights offering in July 2019 and raised total gross proceeds of $53 thousands following a warrant exercise in June 2019. During 2018- 2019, we received EUR 24 million ($27.6 million) as loans from the European Investment Bank (EIB). As of December 31, 2020, we had approximately NIS 9 million ($2.9 million) of cash and cash equivalents. Following the end of 2020 fiscal year, we raised gross proceeds of approximately $13.8 million from a follow-on underwritten offering in February 2021. We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds to further develop our research and development programs. As a result of, among other things, our research and development activities, as well as our failure to generate revenues since our inception, for the year ended December 31, 2020, our net loss was approximately NIS 4,445 million ($1.386 million), respectively.

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of M-001, including the cost of raw materials, employee-related expenses including salaries, equity based-compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will continue to increase.

Operating Expenses

Research and development expenses. Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expense in the near future. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our future clinical development projects. Due to the inherently unpredictable nature of clinical development processes, we are unable to estimate with any certainty the costs we will incur. Clinical development timelines, the probability of success and development costs can differ materially from expectations.

Our future research and development expenses will depend on any Company product candidate’s commercial potential. As we obtain results from clinical studies, we may elect to discontinue or delay clinical studies for any Company product candidate in certain indications in order to focus our resources on more promising product candidates. Completion of clinical studies may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Developing bio-pharmaceutical vaccines and medicines, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe that our existing cash resource (inclusive of gross proceeds of approximately $13.8 million received by the Company from a public follow-on offering completed in February, 2021 described in “Liquidity and Capital Resources” below) will be sufficient to fund our projected cash requirements for at least the next 24 months, we will require significant additional financing in the future to fund our operations, including if and when we license or acquire any Company product candidates, conduct clinical trials, obtain regulatory approval and obtain commercial manufacturing capabilities for any Company product candidates and commercialize such product candidates. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, collaboration, development and commercialization arrangements with respect to our Company product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approvals for our Company product candidates;

●	the ability of us, or our collaborators, to achieve development milestones, marketing approvals and other events or developments under our potential future licensing agreements;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of building and securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us or establishing such capabilities ourselves;

●	the costs of acquiring or undertaking development and commercialization efforts for any Company product candidate or platforms;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to one or more of our Company product candidates.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through the net proceeds received from future private or public equity raising, grants from governmental agencies such as the IIA, debt or equity or other non-dilutive financings such as the loan from EIB, among other financing mechanisms. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to any Company product candidate.

Since 2006 and through December 31, 2020, we received $5.5 million in IIA grants and Euro 24 million ($27.6 million) in EIB loans.

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

As a result of the failure of the Phase 3 clinical trial, the Company's management estimates that there will be no future revenues from M-001. Therefore, most likely, there will be no future royalty payments to the Israel Innovation Authority ("IIA") and the European Investment Bank ("EIB").

In accordance with the EIB loan agreement, and due to the said above, the Company is required to pay EIB the principal amount of the tranches already loaned by the EIB to the Company, within five years of the date of each tranche of the loan. On December 31, 2020, the Company re-evaluated the loan in the sum of NIS 60,421 ($18,793).

As a result, the Company recorded an amount of NIS 62,800 ($19,533) as revaluation income of the EIB loan and the amount of NIS 12,684 ($3,954) for the IIA liability and recorded them under line-item ‘other income’ in the statement of other comprehensive loss.

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2020.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Comparison of Period-to-Period Results of Operations

The table below provides our results of operations for the year ended December 31, 2020 as compared to the years ended December 31, 2019, 2018, 2017 and 2016:

	2016	2017	2018	2019	2020	2020
						Convenience translation into USD in thousands(2)
Statements of comprehensive loss data:(1)
Research and development expenses	9,397	19,423	72,056	68,645	51,463	16,007
Participation by the IIA and UNISEC	(1,603)	(646)	(143)	-	-	-
Research and development, net of participations expenses	7,794	18,777	71,913	68,645	51,463	16,007
Marketing, general and administrative expenses	4,106	4,879	5,154	9,706	16,687	5,190
Other income	-	-	-	-	(75,484)	(23, 479)
Operating loss (income)	11,900	23,656	77,067	78,351	(7,334)	(2,282)
Financial income	3,019	18	2,936	4	3,843	1,195
Financial expenses	(303)	(10,913)	(13,596)	(30,847)	(15,632)	(4,863)
Financial income (expenses), net	2,716	(10,895)	(10,660)	(30,843)	(11,793)	(3,668)
Net loss	(9,184)	(34,551)	(87,727)	(109,194)	(4,455)	(1,386)
Loss from available-for-sale financial assets	6	6	-	-	-	-
Total comprehensive loss	(9,190)	(34,557)	(87,727)	(109,194)	(4,455)	(1,386)
Basic and Diluted net loss per share (NIS)	0.07	0.17	0.34	(0.33)	(0.01)	(0.03)
Weighted average number of shares outstanding used to compute basic and diluted loss per share (in thousands)	135,097	201,031	261,420	326,651	443,260	443,260

	December 31,
	2018	2019	2020	2020
	NIS in thousands			Convenience translation into USD in thousands(2)
Statement of financial position
Cash and cash equivalents	75,883	72,467	9,421	2,930
Other receivables	965	656	1,204	375
Rights of use assets	-	7,136	6,206	1,930
Property, plant and equipment	28,249	34,981	39,607	12,319
Other long term assets	740	510	473	147
Total assets	105,837	115,750	56,911	17,701
Trade payables	20,723	17,062	1,868	581
Other payables	1076	1,203	1,246	388
Current maturities of lease liabilities	-	694	654	203
Warrants	6,168	16,354	-	-
Liability in respect of government grants	14,643	14,812	-	-
lease liabilities	-	6,809-	6,088	1,894
Loan from others	94,360	123,780	60,421	18,793
Other payables – long term	-	-	1,135	353
Severance pay liability, net	82	89	95	29
Total liabilities	137,052	180,803	71,507	22,241
Total shareholders’ equity	(31,215	(65,053)	(14,596)	(4,540)

(1)	Diluted loss per share data is not presented because the effect of the exercise of our outstanding options is anti-dilutive.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2020, at the rate of one U.S. dollar per NIS 3.215

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Research and Development Expenses, net

Our research and development expenses, net for the year ended December 31, 2020 amounted to NIS 51.5 million ($16.01 million) compared NIS 68.6 ($21.34 million) for the year ended December 31, 2019. The decrease in 2020 compared to 2019 was primarily a result of the clinical trial phase 3 expenses of NIS 17.1 million ($5.3 million).

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2020 amounted to NIS16.7 million (approximately $5.2 million) compared to NIS 9.7 million (approximately $3.0 million) for the year ended December 31, 2019. The increase is primarily resulted from higher share-based payments of NIS 5.7 (approximately $1.3 million), officers & directors insurance of NIS 1.7 million (approximately $0.53 million) and professional services of NIS 0.2 million (approximately $0.06 million) offset by salaries expenses of NIS 0.6 million (approximately $0.2 million).

Financial Expense (Income), Net

Our financial expenses, net for the year ended December 31, 2020 amounted to NIS 11.8 million ($3.6 million) primarily from financial expenses in respect of loans from EIB, warrants revaluation and offset by currency exchange expenses and revaluation of IIA liability.

Our financial expenses, net for the year ended December 31, 2019 amounted to NIS 30.8 million ($9.6 million) primarily from financial expenses in respect of loans from EIB, warrants revaluation and currency exchange expenses.

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, other income (loss), and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2020 was NIS 4.5 million ($1.4 million), compared to our net loss for the year ended December 31, 2019 of NIS 109.2 million ($33.96 million). The decrease in 2020 compared to 2019 primarily resulted from other income of NIS 75.8 million ($23.5 million), increases in marketing, general and decrease in administrative expenses, and financial expenses, net, as described above.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

This analysis can be found in Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB.

As of December 31, 2020, we had cash and cash equivalents of NIS 9.0 million ($2.8 million) as compared to NIS 72.4 million ($22.5 million) as of December 31, 2019. This decrease was attributable to net cash used in operating activities of NIS 72.5 million ($22.5 million) for the year ended December 31, 2021, net cash used by investing activities for the year ended December 31, 2020, of NIS 6.3 million ($1.96 million) and net cash provided by financing activities for the year ended December 31, 2020 of NIS 13.7 million ($4.2 million).

Net cash used in operating activities was NIS 72.5 million ($22.5 million) for the year ended December 31, 2020, compared with net cash used in operating activities of NIS 77.06 million ($23.9 million) for the year ended December 31, 2019.

Net cash used by investing activities for the year ended December 31, 2020, was NIS 6.3 million ($1.96 million) compared with net cash provided by investing activities of NIS 7.2 million ($2.24 million) for the year ended December 31, 2019, and primarily reflects purchase of fixed assets, proceeds from sale of equipment and change in long term assets.

Net cash provided by financing activities for the year ended December 31, 2020 was NIS 13.7 million ($4.2 million), mostly from proceeds from the exercise of warrants issued to the public in connection with the Company’s initial public offering in the U.S. in the aggregate amount of NIS 14.8 million ($4.6 million), proceeds from the exercise of employee options in the aggregate amount of NIS 0.16 million ($0.52 million) offset by payment of lease liabilities in the aggregate amount of NIS 1.24 million ($0.386 million), compared 85.2 million ($26.5 million) as of December 31, 2019, mostly from proceeds from the issuance of shares and options in total of NIS 70.2 million ($21.8 million) and a loan taken from the European Investment Bank in an amount of NIS 15.3 million ($4.75 million).

At December 31, 2020, our accumulated deficit amounted to $101 million. We had negative working capital of $16.78 million as of December 31, 2020. In the future, we may raise additional capital from external sources in order to continue the longer-term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our Company product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Our management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

On July 16, 2019, the Company received subscriptions from existing shareholders for all the offered American Depositary Shares (“ADSs”) and ordinary shares from a rights offering conducted by the Company, being a total of 3,057,466 ADSs and 18,298,898 ordinary shares, raising total gross proceeds of US$20 million.

Mr. Marius Nacht fully subscribed for the entire allotment available to him in the rights offering through his wholly owned entity Angels Investments in High Tech Ltd. (“AIHT”). He also exercised his option to purchase, under the same terms of the rights offering, 2,203,640 ADSs and 141,538 ordinary shares offered in the rights offering that were not purchased by other shareholders. In total, Mr. Nacht’s investment through AIHT in this offering was US$16.67 million, making Mr. Nacht a Controlling Shareholder (as defined under the Israeli Companies Law).

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

On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13.8 million.

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

Application of Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2020.

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

Contractual Obligations

Our significant contractual obligations as of December 31, 2020 included the following (in thousands):

	1 – 3 Years	4 – 5 Years	More than 5 Years	Total
Operating Lease Obligations in NIS	3,459	3,522	2,038	9,842
Operating Lease Obligations in USD	1,076	1,096	634	3,061

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Name	Age	Position
Mark Germain	70	Chairman of the Board of Directors
Amir Reichman	45	Chief Executive Officer and Director
Tamar Ben-Yedidia	57	Chief Scientist
Uri Ben Or	50	Chief Financial Officer
Elad Mark	39	Chief Operating Officer

Avner Rotman	77	Director
Adi Raviv(1) (2)	65	External Director
George H. Lowell	75	Director
Morris Laster(1) (2)	56	Director
Isaac Devash	58	Director
Yael Margolin(1) (2)	68	External Director
Samuel Moed	58	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Mr. Amir Reichman became full-time CEO of the Company on March 2, 2021 after sharing CEO duties during a transition period beginning on January 21, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 until Novartis was acquired by GSK in 2015. In 2003, Mr. Reichman’s biotechnology engineering research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company focused on transdermal drug delivery systems that was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s Chief Engineer and Senior Scientist until his departure in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 – 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza”.

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

Mr. Elad Mark joined the Company in 2018 as Site Head and has served as Chief Operating Officer since September 2019. As COO he oversees BiondVax’s manufacturing facility and scale up and technology transfer activities, including potential future CMO’s. Prior to joining BiondVax, Mr. Mark served for more than three years at Novartis as TPM (Technical Process Manager) and Area Lead Process for a large-scale biological facility establishment in Singapore, a $800 million investment in a biologics facility focused on drug substance manufacturing based on cell culture technology, which was designed to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with autoimmune, respiratory and oncology disorders. Before that Mr. Mark served as the Head of the Engineering Department in Biopharmax Group, a company which focusing on EPCM (Engineering, Procurement, Construction and Management) in the Pharmaceutical field. Mr. Mark is a principal bioprocess engineer with over 15 consecutive years of biotechnology engineering experience with diverse project stages including feasibility study, conceptual and detail design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from the Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Directors

Mr. Mark Germain joined the board in 2018 and has served as the Chairman of our board of directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions.  He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991.  In addition to being a director of BiondVax, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and has served as a director on the board of Pluristem Therapeutics since 2007, including time as Co-Chairman. He is also a co-founder and director of a number of private companies in and outside the biotech field.

Professor Avner Rotman has been a member of our board of directors since 2005 and served as the Chairman until 2019. Prof. Rotman founded Rodar Technologies Ltd. in 2000 and served as its Chief Executive Officer and Chairman of the Board until 2019. Prof. Rotman also founded Bio-Dar Ltd. in 1984, and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies. On August 31, 2017, Following the European Investment Bank (EIB)’s significant €20 million funding agreement, and as we progress towards Phase 3 clinical trials and construction of its commercial mid-size manufacturing facility, our board of directors at the initiation of Prof. Rotman decided that we will focus its efforts on the international scene. In that regard, it was decided, inter alia, to identify a new chairman of the board of directors with relevant global experience to guide us through the anticipated upcoming international clinical trials and global commercialization efforts.

Prof. George H. Lowell, M.D. has served as a member of our board of directors since 2008. He is also since 2019 a member of the Board of Directors and Chief Scientific Officer (CSO) of Healables Ltd., a private Israeli digital health start-up company. Prior to joining our company, Prof. Lowell served as CSO for BioDefense at GlaxoSmithkline Biologicals (2006-7) which acquired ID Biomedical Corp. (IDB) and CSO of IDB (2001-6) which acquired Intellivax Intl. Prof. Lowell served as founding CEO, President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax Intl. Inc. in Montreal from 1995 until 2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command (USAMRDC), retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. From 1989-1991 COL Lowell served as Medical Liaison Officer attached to the US Embassy in Israel representing the USAMRDC to the IDF Medical Corps Research Unit. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

Mr. Isaac Devash, who has served on our board of directors since January 2017, is a business and social entrepreneur with over 20 years of experience in venture capital and private equity investments, and several years of experience as an investment banker in mergers and acquisitions at Credit Suisse First Boston in New York, London, and Tokyo. Since December 2016, Mr. Devash has served as a general partner at aMoon, a HealthTech and Life Sciences investment fund with BiondVax’s controlling shareholder Mr. Marius Nacht as the anchor investor, and before that was an independent investment banker since 2014. In addition, Mr. Devash has established a number of private equity funds and assisted a variety of Israeli companies in their international development and a number of leading international investors in their investments in Israel. Mr. Devash was a member of the Goshen Committee for formulating the standards of corporate governance for Israeli public companies. Mr. Devash founded the Wharton and Harvard Business School alumni clubs of Israel. Mr. Devash holds a bachelor’s degree, summa cum laude, from the Wharton School of the University of Pennsylvania and an MBA from Harvard University.

Dr. Morris Laster has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. Since 2013, he is a Medical Venture Partner at OurCrowd, where he has led over 30 investments and represents OurCrowd on the board of directors of HiL Applied Medical, BrainQ Technologies, MigVax, Sweetch and DreaMed Diabetes. Additionally, he serves as the chairman of the board of Oncohost. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. He was the founder, CEO and co-chariman of Scopus Biopharma (NASDAQ: SCPS) from 2017-2020. He was also the co-founder and CEO from 2010 to 2014 of Kitov Pharmaceuticals (NASDAQ: PPBT), which has received FDA approval for its drug Consensi. Previously, he was the founding CEO of BioLineRx Ltd. (TASE:BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ:KERX) from 1997 to 2002. Dr. Laster began his career as a VP of medical venture capital at Paramount Capital in NYC. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

Mr. Adi Raviv is a senior financial executive with a career spanning over 35 years. He currently serves as interim CEO of Mirror Biologics, Inc., a clinical stage biopharmaceutical company developing next generation immunotherapy treatments for cancer and infectious diseases. In addition, Mr. Raviv founded HTI Associates LLC in 1996 and since then has served as its managing member. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros for over a dozen years. Mr. Raviv has served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Dr. Yael Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. from the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Mr. Samuel Moed is a healthcare executive with over 35 years of experience. Mr. Moed was for seven years Head of Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma and President of the WW Consumer Healthcare Business at BMS. In addition to BiondVax, Mr. Moed serves on the board of Mediwound Ltd., a company that develops, manufactures and commercializes bio-therapeutic solutions for tissue repair and regeneration, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund with BiondVax’s controlling shareholder Mr. Marius Nacht as the anchor investor, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

Termination of Office

Dr. Ron Babecoff served as our President and Chief Executive Officer from inception of the Company until January 20, 2021, sharing CEO duties with our new CEO Amir Reichman during a transition period that ended on March 2, 2021. Dr. Babecoff continues to serve as Senior Advisor to the Company until November 30, 2021.

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

Prof. George H. Lowell, a member of our Board of Directors.

B.	Compensation

Compensation of Directors and Executive Officers

Compensation to Directors

During 2020, we paid our directors a total of NIS 569 thousand ($177 thousand) in annual and meeting participation fees.

We are party to a services agreement between the Company and Mr. Mark Germain, the chairman and director of the Company, that includes: (1) the grant of options under the Company’s ESOP exercisable to purchase up to 130,710 ADSs; and (2) a monthly payment of $10,000.

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

On September 2, 2020, our general shareholder meeting approved the grant of options to purchase 82,000 ADSs of the Company to Mr. Samuel Moed, a director of the Company, for additional services related to strategic planning, including plans for the potential commercialization of the Company’s universal influenza vaccine product candidate, M-001, assuming receipt of successful Phase 3 clinical trial results, and addressing regulatory aspects, economic analysis and reimbursement and marketing matters. The options had an exercise price of $48.04 and will vest in equal annual installments during a period of three years commencing one year following the general meeting, and have a term of 10 years.

The general shareholder meeting also approved amendments to the compensation paid to our independent directors for participation at each meeting of the Board of Directors and at each of its committees, as follows:

●	Increase cash payments to our Independent Directors for attendance at each meeting of the Board of Directors and at each of its committees by teleconference or other electronic means to be the same compensation paid for attendance in person, retroactive to March 1, 2020;

●	Increase cash payments to our Independent Directors for attendance at each meeting of the Board of Directors and at each of its committees whether in person or by teleconference or other electronic means by 25% from NIS 1,245 to NIS 1,556.25, retroactive to March 1, 2020; and

●	Increase cash payments to our Independent Directors for participation at each meeting of the Board of Directors and at each of its committees whether in person by teleconference or other electronic means by the following additional amount if and when certain conditions are met:

–	an additional 25% from NIS 1,556.25 to NIS 1,867.50 if and when the primary efficacy and safety endpoints in the ongoing Phase 3 clinical trial of the Company’s product candidate, M-001, are achieved; or

–	an additional 15% from NIS 1,556.25 to NIS 1,743 if and when only the secondary endpoint in the ongoing Phase 3 clinical trial of the Company’s product candidate, M-001, is achieved.

On April 6, 2021, our extraordinary shareholders meeting approved amendments to the compensation granted to our current non-management directors, effective as of April 1, 2021, as follows: (i) an annual cash payment of $30,000 (representing a quarterly cash payment of $7,500), (ii) a cash payment of $1,000 for attendance at each meeting of the Board of Directors and at each of its committees whether in person or by teleconference or other electronic means and (iii) a cash payments of $500 for each written consent of the board of directors and of each of its committees.

The extraordinary shareholders meeting also approved a grant of the Company’s restricted shares units and options to purchase Company’s ADSs as follows:

●	Mr. Germain was granted options to purchase 160,000 ADSs of the Company at an exercise price of $6.95. The options, which include the ability to exercise on a cashless basis, will vest in equal monthly installments during a period of four (4) years commencing one (1) month following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. In addition, the options will have a term of ten (10) years following the date of shareholder approval and, to the extent the options are vested, such vested options will continue to be exercisable during such term in the event of Mr. Germain’s termination of service to the Company without cause.

●	Prof. Avner Rotman, Mr. Adi Raviv, Prof. George Lowell, Dr. Morris Laster, Dr. Yael Margolin and Mr. Isaac Devas were each granted grant a combination of RSUs and options to purchase ADSs of the Company, as follows:

1.	Options to purchase 25,000 ADSs of the Company at an exercise price of $6.95. The options, which include the ability to exercise on a cashless basis, will vest in equal monthly installments during a period of three (3) years commencing one (1) month following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. In addition, the options have a term of ten (10) years following the date of shareholder approval and, to the extent the options are vested, such vested options will continue to be exercisable during such term in the event of a director’s termination of service to the Company without cause.

2.	5,000 RSUs to vest in equal monthly installments during a period of three (3) years commencing one (1) month following the date of shareholder approval. The RSUs are subject to accelerated vesting in the event of a change of control.

The extraordinary shareholders meeting also approved amendments to the terms of the options previously granted to Mr. Germain, Prof. Rotman, Mr. Raviv, Prof. Lowell, Dr. Laster, Dr. Margolin, and Mr. Devash, as follows:

●	accelerated vesting and the ability to exercise their current options in the event of change of control;

●	to the extent vested, allow the options to be exercised during the existing ten (10) year terms of the options in the event of Mr. Germain’s or any of the other director recipient’s termination of service to the Company without cause.

The extraordinary shareholders meeting also approved a one-time payment to certain members of our board of directors for special recent efforts on behalf of the Company, as follows: $90,000 to Mr. Germain and a one-time cash payment of $30,000 to each of Prof. Rotman, Mr. Raviv, Prof. Lowell, Dr. Laster, Dr. Margolin and Mr. Moed.

In addition to the above, at the same meeting shareholders approved amendments to 82,000 options previously granted to Mr. Moed as follows:

–	an exercise price of $6.95;

–	accelerated vesting and the ability to immediately exercise such options in the event of a change of control; and

–	to the extent vested, allow the options to be exercised during the existing ten (10) year term of the options in the event of Mr. Moed’s termination of service to the Company without cause.

In addition, in August 2012 our general shareholders meeting approved the grant of the following conditioned bonuses to all our directors serving at the time of such approval, except the external directors, during the term of their service: in the event that we duly enter into one or more material agreement, defined as an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10,000,000 with any third party during their term, such directors shall each be entitled to receive a one-time bonus per material agreement equal to 0.5% of the proceeds received by us as a result of the material agreement. According to our compensation policy, this bonus shall be limited to an aggregate amount of NIS 50 million ($15.4 million). Two of our current directors, Prof. Avner Rotman and Prof. George  H. Lowell, were serving as directors at the time this measure was approved.

Compensation of Directors and Executive Officers

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2020. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

	Salaries, fees, commissions and bonuses (thousand NIS)(1)	Salaries, fees, commissions and bonuses (thousand USD)	Pension, retirement, options and other similar benefits (thousand NIS)	Pension, retirement, options and other similar benefits (thousand USD)
All directors and senior management as a group, consisting of 14 persons	4,185	1,301	2,715	845

(1)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2020, at the rate of one U.S. dollar per NIS 3.215.

The following table presents information regarding compensation actually received by our executive officers during the years ended December 31, 2019 and December 31, 2020.

Annual Compensation (excluding option grants)	December 31, 2020		December 31, 2019
Name	Salary and related benefits (thousand NIS) (1)	Salary and related benefits (thousand $US)(2)	Salary and related benefits (thousand NIS) (1)	Salary and related benefits (thousand $US)(2)
Dr. Ron Babecoff, former CEO and director (3)	1,682	523	2,710	784
Dr. Tamar Ben-Yedidia, Chief Scientific Officer	841	261	610	185
Mr. Mark Germain, Vice Chairman / Chairman (4)	386	120	432	120
Mr. Uri Ben Or, Chief Financial Officer	416	129	440	134
Mr. Elad Mark, Chief Operating Officer	436	135	489	148

(1)	“Salary and related benefits” include payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Calculated using the exchange rate reported by the Bank of Israel for December 31, 2020, at the rate of one U.S. dollar per NIS 3.215.

(3)	Dr. Babecoff served as our Chief Executive Officer until January 20, 2021, sharing CEO duties with our new CEO Amir Reichman during a transition period that ended on March 2, 2021. Dr. Babecoff continues to serve as Senior Advisor to the Company until November 30, 2021.

(4)	Mr. Germain served as Vice Chairman of the Board until September 30, 2019 when he began serving as Chairman of the Board.

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

Services and Employment Agreements with Our Chief Executive Officer

Amir Reichman

Pursuant to his employment agreement entered into with us on January 20, 2021, Mr. Reichman is entitled to an annual gross salary of USD 350,0000. During the transition period between January 20, 2021, the date the agreement was signed, and March 2, 2021, Mr. Reichman was entitled to a pro-rated portion of this amount equal to 20% of his monthly salary.

The agreement also provides that Mr. Reichman is entitled to a one-time signing bonus at the gross lump sum amount of USD 50,000 and is eligible to receive an annual cash bonus of a gross amount equal to three to six monthly salaries to the extent Mr. Reichman meets annual objectives that shall be approved by the board of directors and by shareholders. It is currently contemplated that the annual bonus would be (i) three monthly salaries for meeting a set of baseline annual objectives, and (ii) four to six monthly salaries for achieving a higher level of annual objectives. Under extraordinary circumstances reflecting performance by Mr. Reichman significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional three monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s Compensation Policy from time to time.

Furthermore, under the agreement Mr. Reichman is entitled to receive 600,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year on the anniversary date of the Commencement Date, and would become fully vested, in accordance with the terms of the grant, on March 2, 2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

For these purposes, a “change of control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a change of control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group not directly or indirectly affiliated with Angels Investments in Hi Tech Ltd. (“Angels”) of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group not directly or indirectly affiliated with Angels becomes a shareholder that has “control,” as defined in the Israeli Companies Law, 1999.

The Company will provide Mr. Reichman other benefits, such as a leased vehicle, vacation, sick days, contribution towards work disability insurance and a manager's insurance policy or a pension fund and other benefits and perquisites similar to those of other officers of the Company.

Each of Mr. Reichman and the Company may terminate Mr. Reichman’s employment by prior written notice of 60 days. In the event of termination by the Company without cause, the Company will pay Mr. Reichman nine monthly salaries, which includes amounts accrued in a pension insurance policy and amounts required by Israeli law.

 Services and Employment Agreements with Our Chief Scientific Officer

Tamar Ben-Yedidia

Pursuant to her employment agreement entered into with us on March 15, 2005, as amended to date, Dr. Ben-Yedidia is employed on a full-time basis and is currently entitled to a monthly salary of NIS 46,750 which also includes monthly contributions equal to 7.5% of her monthly salary to an Education Fund (“Keren Hishtalmut”, a short-term savings plan available in Israel which is tax free to the employee up to a cap determined by law). In addition, we provide Dr. Ben-Yedidia with a leased company car and a mobile phone. Dr. Ben-Yedidia is entitled to 22 annual paid vacation days.

Dr. Ben-Yedidia’s employment agreement may be terminated by either us or Dr. Ben-Yedidia upon 120 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Dr. Ben-Yedidia is involved in an act which constitutes a breach of trust between her and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Dr. Ben-Yedidia’s inability to carry out her duties for a period exceeding 120 consecutive days, provided that her resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). Under her employment agreement, Dr. Ben-Yedidia received options to purchase 25,000 ordinary shares.

In addition, in February 2012 our board of directors approved the grant of the following conditioned bonus to Tamar Ben-Yedidia: in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10 million) with any third party during the term of Dr. Ben-Yedidia’s engagement with us or during a period of three years commencing on the date of the termination of the employment agreement by us, Dr. Ben-Yedidia shall be entitled to receive a one-time bonus per material agreement equal to 1.25% of the proceeds received by us as a result of the material agreement.

In May 2015, our compensation committee and the Board of Directors approved increasing Ms. Tamar Ben-Yedidia’s monthly salary from NIS 27,300 to NIS 30,000 and in August 2018 from 30,000 to 32,500 in compliance with our compensation plan. On the same dates, our compensation committee and the Board of Directors also approved granting Ms. Tamar Ben-Yedidia additional 500,000 unregistered options in accordance with our 2005 Israeli Share Option Plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. In June 2020, our compensation committee and Board voted to award Dr. Ben-Yedidia an annual bonus for the year 2019 in an amount equal to NIS 162,500 and to increase Dr. Ben-Yedidia’s monthly salary to NIS 40,000. In April 2021, the compensation committee and Board of Directors approved increasing Ms. Tamar Ben-Yedidia’s monthly salary to NIS 46,750.

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

On May 28, 2019, the Company’s shareholders approved the grant of options to purchase 6,500 ADSs in accordance with our 2005 Israeli Share Option Plan. The options are scheduled to vest over a period of three (3) years and shall expire 10 years from the grant date. Each option shall be exercisable at an exercise price of $XX, equal to 130% of the average sale share price on TASE during the thirty (30) trading days prior to the options’ grant date. The last 1/3 vested April 2021, three years from April 2018 Board approval date. During 2019 our compensation committee and the Board of Directors approved aggregate one-time payments to Mr. Ben Or equal to NIS 140,000, in June 2020 approved a one-time payment to Mr. Ben Or equal to NIS 90,000 and in February 2021 approved a one-time payment to Mr. Ben Or equal to NIS 120,000 in consideration for additional time devoted to certain financing and other Company activities.

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

Upon the termination of a recipient’s engagement with us for any reason other than death, disability or for cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination unless expired earlier due to their term. If the recipient’s engagement was terminated for cause (as defined in the 2005 Plan), the recipient’s right to exercise any unexercised options, awarded and allocated in favor of such recipient, whether vested or not, will immediately cease and expire as of the date of such termination. If the recipient dies or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

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

As of May 6, 2021, the Company had outstanding grants under the 2005 Option Plan to acquire 14,773,400 ordinary shares.

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

Upon the termination of a recipient’s engagement with us for any reason other than death, disability or for cause, all unvested options allocated shall automatically expire and all vested options allocated will automatically expire 90 days after the termination, unless expired earlier due to their term, or unless expiration is extended beyond termination under certain circumstance for a period not to exceed the term of the options, such as was recently approved by shareholders in connection with option grants to directors. If the recipient’s engagement was terminated for cause (as defined in the 2018 Plan), the recipient’s right to exercise any unexercised options, awarded and allocated in favor of such recipient, whether vested or not, will immediately cease and expire as of the date of such termination. If the recipient dies or is disabled, any vested but unexercised options will automatically expire 12 months from the termination of the engagement, unless expired earlier due to their term.

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

As of May 6, 2021, the Company had awarded grants under the 2018 Option Plan to acquire 47,948,662 ordinary shares.

C.	Board Practices

Board of Directors

Under the Companies Law and our articles of association, our board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of our board of directors, subject to an agreement with Mr. Amir Reichman. All other executive officers are also appointed by our board of directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them or with certain entities through which we receive their services. Other than Mr. Reichman, who is entitled to certain termination payments under his agreement with us, none of our directors are entitled to benefits upon termination of their service.

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

 Under our articles of association, our board of directors must consist of at least three and not more than eleven directors, including any external directors required by Israeli law. Our board of directors currently consists of nine members, including our non-executive Chairman of the board of directors. Our directors, excluding the external directors, are divided into three groups, as nearly equal in number as practicable, with staggered three-year terms, each consisting of one-third of the directors, constituting our entire board of directors (other than the external directors). At each annual meeting, the three-year duration of service of one group of directors shall expire and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

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

Audit Committee

Our audit committee consists of Mr. Adi Raviv, Dr. Yael Margolin and Dr. Morris Laster. Mr. Adi Raviv serves as the chairman of the audit committee.

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

Compensation Committee and Compensation Policy

Our compensation committee currently consists of Mr. Adi Raviv, Dr. Yael Margolin and Dr. Morris Laster. Dr. Yael Margolin serves as the Chairman of the Compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

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

Pursuant to the Companies Law amendment, following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held on January 16, 2014. In 2018, following the approval of the compensation committee and our board of directors, our general shareholders meeting approved an update to the compensation policy. On March 24, 2020, shareholders further updated the compensation policy by increasing the maximum amount of officer liability insurance premium coverage to $628,000. On September 2, 2020, shareholders further amended the Compensation Policy to (i) remove limitations on the maximum annual premium payable for D&O insurance coverage and (ii) provide that the maximum annual coverage under Company D&O insurance policies would be equal to the greater of (a) $50 million and (b) 10% of the Company’s market value based on the average closing price of the Company’s ADSs during the period from 60 days calendar prior to expiration of the relevant policy until 30 calendar days prior to such expiration.

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

As of December 31, 2020, we had 21 employees, three of whom were employed in finance and administration and 18 of whom were employed in research and development. All Company employees are in Israel.

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

The following table and notes set forth information, as of April 30, 2021, concerning the beneficial ownership of our securities by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares or Ordinary shares represented by our ADSs. Ordinary shares issuable under share options or other conversion rights that were exercisable within 60 days after April 30, 2021, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 573,285,824 ordinary shares outstanding as of April 30, 2021.

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

	Ordinary	Percent of
Directors and Executive Officers	Shares	Class%
Amir Reichman	-	-
Avner Rotman (1)	503,900	*
George H. Lowell (2)	1,180,000	*
Uri Ben Or (3)	880,000	*
Tamar Ben Yedidia (4)	1,360,000	*
Ron Babecoff (5)	12,477,815	2.18%
Elad Mark (6)	240,000	*
Mark Germain (7)	4,054,633	*
Isaac Devash (8)	745,000	*
Morris Laster (9)	745,000	*
Adi Raviv (10)	265,000	*
Yael Margolin (11)	265,000	*
Sam Moed (12)	240,000	*
All executive officers and directors as a group (13people)	22,956,348	3.82%
		*
Angels Investments in Hi Tech Ltd. (13)	170,961,770	29.82%
Public	389,375,506	67.92%

*	Less than 1%.

(1)	Consists of 158,900 ordinary shares, 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 28, 2021 and 240,000 ordinary shares issuable upon exercise of options at an exercise price of $0.182 per share and with an expiration date of March 22, 2030, 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(2)	Consists of 355,000 ordinary shares, 80,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.81 per share and with an expiration date of October 28, 2021, and 480,000 ordinary shares issuable upon exercise of options at an exercise price of $0.199 per share and with an expiration date of May 25, 2029, 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(3)	Consists of 50,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 5, 2021, 70,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 25, 2022, 500,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.746 per share and with an expiration date of October 12, 2025 and 260,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.199 per share and with an expiration date of May 25, 2029.

(4)	Consists of 300,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 1.325 per share and with an expiration date of July 5, 2021, 2021, 120,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.45 per share and with an expiration date of November 25, 2022, 500,000 ordinary shares issuable upon exercise of options at an exercise price of NIS 0.746 per share and with an expiration date of October 12, 2025 and 440,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.199 per share and with an expiration date of May 25, 2029.

(5)	Consists of 12,434,648 ordinary shares and 43,167 RSU.

(6)	Consists of 240,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.199 per share and with an expiration date of May 25, 2029.

(7)	Consists of 3,921,300 ordinary shares issuable upon exercise of options at an exercise price of $ 0.215 per share and with an expiration date of May 25, 2029 and 133,333 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031.

(8)	Consists of 720,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.199 per share and with an expiration date of May 25, 2029, 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(9)	Consists of 480,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.199 per share and with an expiration date of May 25, 2029, 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(10)	Consists of 240,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.202 per share with an expiration date of March 22, 2030and 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(11)	Consists of 240,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.182 per share and with an expiration date of March 22, 2030 and 20,833 ordinary shares issuable upon exercise of options at an exercise price of $0.174 per share and with an expiration date of April 4, 2031 and 4,167 RSU shares.

(12)	Consists of 240,000 ordinary shares issuable upon exercise of options at an exercise price of $ 0.182 per share and with an expiration date of March 22, 2030.

(13)	Consists of 170,961,770 ordinary shares represented by 4,274,043 ADSs.

B.	Related Party Transactions

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

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits. In addition, if we pay a dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption for a Benefited Enterprise.

If we pay any dividends, we will also pay such dividends to the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid to ADS holders in U.S. dollars.

B.	Significant Changes

No significant changes have occurred since December 31, 2020, except as otherwise disclosed in this annual report.

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

Our number with the Israeli Registrar of Companies is 513436105. Our purpose is set forth in our Articles of Association is to engage in every lawful purpose in the field of biotechnology.

Our authorized share capital consists of 1,800,000,000 ordinary shares, no par value each. As of December 31, 2020, there were 461,285,824 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors under the Israeli Companies Law.

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

Dividends

Under Israeli law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of distribution. In the event that we do not have retained earnings or earnings generated over the two most recent years legally available for distribution, we may seek the approval of the court in order to distribute a dividend. The court may approve our request if it is determined that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

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

Transfer Agent and Depositary

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. Our ADSs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon, which acts as depositary.

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

Master Service Agreement with a CRO

On March 8, 2018, we entered into a Master Service Agreement with a contract research organization, or CRO, engaged in the business of providing clinical research, data management and related services in the pharmaceuticals, biotechnology and medical device industries, to assist with our phase 3 pivotal clinical trial in Europe of our M-001 universal flu vaccine candidate that concluded in October 2020 and failed to meet the meet the trial’s primary and secondary efficacy endpoints.

The CRO’s responsibilities included preparing and maintaining a complete and accurate written and/or electronic records, accounts, materials and all other data and reports, continuous contact with the Company’s representative, monitoring the performance of the study sites and investigational terms, conducting audits of the study and conducting an audit, control or inspection of the study and to monitor and audit the activities of the investigators and members of the study team during the study.

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

  Master Service Agreement with a CMO

On September 24, 2015, we entered into a Master Service Agreement with a CMO for the manufacture of M-001 at the CMO’s facility located in the U.S for our phase 3 clinical trial.

Pursuant to this agreement, the CMO was responsible for performing all necessary tests to the components and raw materials supplied, as well as for procuring, testing, releasing and maintaining the inventory of all raw materials necessary to perform the services and shall maintain adequate stockpile. In addition, the CMO was responsible to manufacture, package, ship, store and test the product and raw materials, maintain any state or local licenses required to operate a facility performing and management controls in place to track and trend investigations and commitments.

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

We have not determined whether we will be a PFIC this year or in future years. Because the PFIC determination is highly fact-intensive, there can be no assurance that we will not be a PFIC this year or in or any subsequent year.

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

The Bank of New York Mellon acts as depositary, for our American Depositary Shares, also referred to as ADSs which trade on the Nasdaq Capital Market. Each ADS represents forty (40) ordinary shares (or a right to receive forty (40) ordinary shares). Each ADS also represents any other securities, cash or other property which may be held by the depositary. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The form of the deposit agreement for the ADSs and the form of American Depositary Receipt (ADR) that represents an ADS have been incorporated by reference as exhibits to this Annual Report on Form 20-F.

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

Before making a cash distribution, the depositary will deduct any withholding taxes, or other required governmental charges. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. .

The depository will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

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

The depositary will try, as far as practical, subject to the laws of Israel and of our articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed or as described in the following sentence. If we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

●	we do not wish to receive a discretionary proxy;

●	there is substantial shareholder opposition to the particular question; or

●	the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	● Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	● Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.05 (or less) per ADS per calendar year	● Depositary services
Registration or transfer fees	● Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	● As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2020, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2020 due to the material weaknesses in our internal control over financial reporting described below:

●	ineffective control activities due to the lack of sufficient documentation and timeliness in executing internal controls pursuant to company policies and procedures over financial reporting, including information technology controls and procedures, and

●	ineffective controls over management’s review procedures including maintaining sufficient evidence of such review procedures for processing, recording and reviewing transactions related to certain contracts and certain monthly closing procedures.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Management believes that the material weaknesses described above did not have an effect on our financial results or reporting of those results for the periods covered by this Annual Report on Form 20-F. Management is committed to maintaining a strong internal control environment. In response to the identified material weaknesses, management, with the oversight of the Audit Committee of the Board of Directors, has begun to review current controls , although we have not yet implemented any such changes, as outlined below.

Ineffective control activities: We are reviewing the current ineffective controls related to the lack of sufficient and timely documentation. We will work to ensure the appropriate documentation criteria within the existing control framework, including evidence of timeliness and variance thresholds.

Ineffective controls over management review procedures: We are reviewing current controls related to management review procedures to ensure timely and complete management reviews, including maintaining sufficient evidence of such review procedures. As part of the management reviews, specific requirements will be considered, such as thresholds, exception reporting, escalation protocols and individual accountability. Additionally, we expect to enhance the quality of the reviews to provide supporting documentation for all transactions recorded in the financial statements and footnotes.

In addition to the above, we may (i) retain third-party specialists to review, document, and enhance the design of our controls, with the goal of designing and implementing controls that address the completeness and accuracy of data used in the performance of certain controls as well as the precision of management's review, but also enhance our ability to manage our business, (ii) hire additional staff or reassign duties of existing staff in connection with our remediation efforts, and (iii) enhance our internal audit function.

Finally, we plan to report regularly to the Audit Committee on the progress and results of the remediation plan, including the identification, status, and resolution of internal control deficiencies.

Changes in Internal Control over Financial Reporting

There were no changes, other than those described above, in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. Its report can be found on page F-4 of this Annual Report on Form 20-F.

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

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2020 and 2019:

	2019	2020
	(in thousands of U.S. dollars)
Audit Fees	$65	$75
Audit-Related Fees	-	-
Additional fees	-	4
Total	$65	$79

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1.1*	Articles of Association of BiondVax Pharmaceuticals Ltd.

2.1	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).

2.3*	Description of Share Capital.

4.1	2005 Share Incentive Plan, incorporated by reference to exhibit 4.1 to the Annual Report on Form 20- filed with the SEC on June 12, 2019.

4.2	2018 Share Incentive Plan, incorporated by reference to exhibit 4.2 to the Annual Report on Form 20- filed with the SEC on June 12, 2019.

4.3*	Remuneration Policy

4.4	License Agreement, entered into on March 16, 2005 and effective as of July 31, 2003, by and between Yeda of the Weizman Institute and BiondVax Pharmaceuticals Ltd, incorporated by reference to exhibit 10.1 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.5	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar BenYedidia, incorporated by reference to exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.7	Form of negotiable Option (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.8 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.8	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.9	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben Yedidia, incorporated by reference to exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.10	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben Or, incorporated by reference to exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.11	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben Or, incorporated by reference to exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.12	Letter of appointment of Prof. Michel Revel to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 14, 2005, incorporated by reference to exhibit 10.15 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.13	Letter of appointment of Prof. Ruth Arnon to BiondVax Pharmaceuticals Ltd.’s Scientific Advisory Board dated February 7, 2005, together with the amendment thereto dated December 29, 2005, incorporated by reference to exhibit 10.16 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.14	Form of indemnification and exculpation agreement to directors and office holders approved by the general shareholders meeting on March 1, 2015, incorporated by reference to exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.

4.15	Finance Contract between BiondVax Pharmaceuticals Ltd. and the European Investment Bank, incorporated by reference to exhibit 99.2 to Current Report on From 6-K filed with the SEC on June 19, 2017.

4.16*	Amendment No. 1 dated January 11, 2021 to Finance Contract dated June 19, 2017, by and between BiondVax Pharmaceuticals Ltd. and the European Investment Bank.

4.17	Lease agreement dated July 10, 2017 between BiondVax Pharmaceuticals Ltd. and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018.

4.18	Form of services agreement between the Company and Mr. Mark Germain, the vice chairman and director of the Company incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.

*12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.

*13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

*13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: May 13, 2021	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

 - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BiondVax Pharmaceuticals Ltd. (“the Company”) as of December 31, 2020 and 2019 and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 13, 2021 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Impairment - Long-Lived Assets

At December 31, 2020 the Company’s factory leasehold (within property, plant and equipment) had a net carrying value of NIS 39,251 thousand. As described in Note 2i of the financial statements, the Company evaluates the need to record an impairment of the carrying amount of non-financial assets, which includes factory leasehold, whenever events or changes in circumstances, or triggering events indicate that the carrying amount may not be recoverable. Triggering events include negative changes in technology, markets or economy. Upon identification of an indicator of impairment, the Company evaluates the recoverability of non-financial assets by comparing its carrying amount to the recoverable amount.

Auditing the Company’s determination of the recoverable amount was complex and highly judgmental due to the significant estimation uncertainty and judgment required to estimate future cash flows. In particular, the estimates are based on assumptions about future cash flow from alternative use of the factory leasehold following the Company Phase 3 clinical trial results of the universal vaccine product did not demonstrate an efficacy result. The significant assumption used in the estimate included discount rate that could be affected by future economic and market conditions.

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over management’s process to determine the recoverable amount, including management’s review controls over the significant assumptions and data.

To test management’s determination of recoverable amount, we evaluated the discount rate used in the determination of the recoverable amount and our procedures included, among others, comparing the significant assumptions used by management to available industry and historical trends and evaluated whether changes to the significant assumptions would impact the impairment conclusion. In addition, we reviewed the related disclosure in the financial statements.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 2005. Tel-Aviv, Israel May 13, 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on Internal Control over Financial Reporting

We have audited BiondVax Pharmaceuticals Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria. In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and described in management’s assessment: 1) ineffective control activities due to the lack of sufficient documentation and timeliness in executing of its internal controls and policies and procedures over financial reporting, including information technology controls and procedures, and 2) ineffective controls over managements review procedures including maintaining sufficient evidence of such review procedures for processing, recording and reviewing transactions related to certain contracts and certain monthly closing procedures. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2020 financial statements, and this report does not affect our report dated May 13, 2021 on those financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the balance sheets of the Company as of December 31, 2020 and 2019, and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes, and our report dated May 13, 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 9A, Controls and Procedures. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures, as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 13, 2021

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience
				Translation
				(Note 2c)
		December 31,		December 31,
		2019	2020	2020
	Note	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	4	72,467	9,421	2,930
Other receivables	5	656	1,204	375

		73,123	10,625	3,305
LONG-TERM ASSETS:
Property, plant and equipment	6	34,981	39,607	12,319
Right-of-use assets	7	7,136	6,206	1,930
Other long-term assets	8	510	473	147

		42,627	46,286	14,396

		115,750	56,911	17,701
CURRENT LIABILITIES:
Trade payables		17,062	1,868	581
Current maturities of lease liabilities	10	694	654	203
Loan from others	12d	-	60,421	18,793
Other payables	9	1,203	1,246	388

		18,959	64,189	19,965
LONG-TERM LIABILITIES:
Liability in respect of Government grants	12b	14,812	-	-
Lease Liabilities	10	6,809	6,088	1,894
Loan from others	12d	123,780	-	-
Warrants	10, 13e	16,354	-	-
Other payables		-	1,135	353
Severance pay liability, net	11	89	95	29

		161,844	7,318	2,276
SHAREHOLDERS’ EQUITY:	13
Ordinary shares of no par value: Authorized: 600,000,000 shares at December 31, 2020 and 2019; Issued and outstanding: 461,285,824 and 402,351,657, shares as of December 31, 2020 and 2019, respectively		*) -	*) -	*) -
Share premium		255,285	310,197	96,484
Accumulated deficit		(320,338)	(324,793)	(101,024)

		(65,053)	(14,596)	(4,540)

		115,750	56,911	17,701

*)	Represents less than NIS\USD 1.

Date of approval of the	Mark Germain	Amir Reichman	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive officer	Chief Financial officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2018	2019	2020	2020
	Note	N I S			U.S. dollars
Operating expenses:
Research and development, net of participations	15a	71,913	68,645	51,463	16,007
Marketing, general and administrative	15b	5,154	9,706	16,687	5,190
Other income	12e	-	-	(75,484)	(23,479)

Total operating expenses (income)		77,067	78,351	(7,334)	(2,282)

Operating income (loss)		(77,067)	(78,351)	7,334	2,282
Financial income	15c	2,936	4	3,843	1,195
Financial expense	15c	(13,596)	(30,847)	(15,632)	(4,863)

Loss		(87,727)	(109,194)	(4,455)	(1,386)

Total comprehensive loss		(87,727)	(109,194)	(4,455)	(1,386)

Basic and diluted loss per share		(0.34)	(0.33)	(0.01)	(0.003)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		261,419,599	326,651,721	443,260,878	443,260,878

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands, except share and per share data

	Share capital	Share premium	Accumulated deficit	Total
	N I S

Balance as of January 1, 2018	*) -	179,669	(123,417)	56,252

Total comprehensive loss	-	-	(87,727)	(87,727)
Share-based compensation	-	260	-	260

Balance as of December 31, 2018	*) -	179,929	(211,144)	(31,215)

Total comprehensive loss	-	-	(109,194)	(109,194)
Issuance of Ordinary shares, net of issuance costs	-	70,270	-	70,270
Exercise of options		1,402	-	1,402
Share-based compensation	-	3,684	-	3,684

Balance as of December 31, 2019	*) -	255,285	(320,338)	(65,053)

Total comprehensive loss	-	-	(4,455)	(4,455)
Exercise of warrants	-	45,274	-	45,274
Exercise of options	-	166	-	166
Share-based compensation	-	9,472	-	9,472

Balance as of December 31, 2020	*) -	310,197	(324,793)	(14,596)

	Convenience translation into U.S. dollars (Note 2c)

Balance as of December 31, 2020	*) -	96,484	(101,024)	(4,540)

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars
Cash flows from operating activities:

Net loss	(87,727)	(109,194)	(4,455)	(1,386)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	260	1,645	2,436	758
Net financial expenses (income)	(2,053)	15,902	12,940	4,025
Capital loss (gain)	597	-	(160)	(50)
Increase (decrease) in liability with respect to loans from others	9,202	14,083	(63,359)	(19,707)
Increase (decrease) in liability with respect to government grants	4,343	169	(14,812)	(4,607)
Share-based compensation	260	3,684	9,472	2,946
Change in employee benefit liabilities, net	(1)	7	6	2

	12,608	35,490	(53,477)	(16,633)
Changes in asset and liability items:

Decrease (increase) in other receivables	2,958	309	(548)	(170)
Increase (decrease) in trade payables	14,500	(3,661)	(15,194)	(4,726)
Increase in short and long term other payables	416	127	1,178	366

	17,874	(3,225)	(14,564)	(4,530)
Cash paid and received during the year for:

Interest paid	(46)	(131)	(45)	(14)
Interest received	98	2	2	1

	52	(129)	(43)	(13)

Net cash used in operating activities	(57,193)	(77,058)	(72,539)	(22,562)

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except share and per share data

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars
Cash flows from investing activities:

Purchase of property and equipment	(23,731)	(7,429)	(6,132)	(1,907)
Proceeds from sale of property and equipment	137	-	160	50
Decrease (increase) in other long-term assets	140	230	37	12
				-
Net cash used in investing activities	(23,454)	(7,199)	(5,935)	(1,845)

Cash flows from financing activities:

Proceeds from loan from others	84,321	15,337	-	-
Proceeds from issuance of shares and options, net of issuance costs	-	70,270	-	-
Payment of lease liabilities		(581)	(1,240)	(386)
Proceeds from exercise of options to employees	-	-	166	52
Proceeds from exercise of warrants to public	-	188	14,790	4,600

Net cash provided by financing activities	84,321	85,214	13,716	4,266

Exchange differences on balances of cash and cash equivalents	827	(4,373)	1,712	531

Increase (decrease) in cash and cash equivalents	4,501	(3,416)	(63,046)	(19,610)

Balance of cash and cash equivalents at the beginning of the year	71,382	75,883	72,467	22,540

Balance of cash and cash equivalents at the end of the year	75,883	72,467	9,421	2,930

Non-cash activities:

Exercise of warrants to public	-	1,214	30,484	9,481

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately commercializing products for prevention and treatment of infectious diseases and related illnesses. The Company was incorporated on July 21, 2003 in Israel, and started its activity on March 31, 2005. The Company’s principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

b.	On May 15, 2015, the Company completed a public offering of securities in the United States.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant (“the Grant”) representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company’s product. The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law,1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

To the report date the company did not meet all the terms and conditions set by the Investment Center of the Ministry of Economy and Industry of the State of Israel.

d.	On October 23, 2020, the Company announced Phase 3 clinical trial results of the M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met. For further details see Note 12e.

e.	On January 26, 2021, the EIB notified us among other thing that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, we expect such events to adversely impact our ability to continue as a going concern.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

e.	During the year ended December 31, 2020, the Company incurred a loss of NIS 4,455 ($ 1,386) and negative cash flows from operating activities of NIS 72,539 ($ 22,562) and it has an accumulated deficit of NIS 324,793 ($ 101,024) as of that date.

To date the Company has not generated any revenues and may need additional funds to finance its operation in the future (see also Note 18).

Furthermore, the Company’s ability to continue as a going concern and execute on its business plan is dependent upon its ability to raise capital through private or public financings, enter into a commercial agreement or engage in a strategic alternative, among others. The Company currently intend to finance its activities through any of the above. However, there are no assurances that the Company will be successful in raising such capital or, in the event of a capital raising, that such capital will be available on terms acceptable to the Company.

The Company’s management and Board of Directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months (see also Note 12e).

f.	To the report date the Company’s management commented on the potential impact of the COVID-19 pandemic on the conduct of the Phase 3 trial’s second cohort. During the trial’s first cohort, because the flu season had a weak beginning, it was decided to increase the size of Cohort 2 by about 2,000 participants leading us to include more sites in the second season. This decision served us well as most of the Cohort 2 swab samples were collected by the end of February 2020, prior to the onset of the COVID-19 pandemic in Eastern Europe. Consequently, overall, the Company collected more swab samples than originally targeted. To date, the COVID-19 pandemic did not meaningfully impact the timing or conduct of the Phase 3 trial and the Company’s other ongoing operations. The extent to which the COVID-19 pandemic may impact the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

The financial statements as of December 31, 2020 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2020 (U.S. $ 1.00 = NIS 3.215). The translation was made solely for convenience purposes.

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

On January 1, 2019 the Company first applied IFRS 16, “Leases” (“the Standard”). The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

definition of a “business” for acquisitions completed after January 1, 2020.

q.	Disclosure of new standards in the period prior to their adoption:

1)	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

●	What is meant by a right to defer settlement.

●	That a right to defer must exist at the end of the reporting period.

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the Amendment on its current loan agreements.

2)	Amendments to IFRS 9, IFRS 7, IFRS 16, IFRS 4 and IAS 39 regarding the IBOR reform:

In August 2020, the IASB issued amendments to IFRS 9, “Financial Instruments”, IFRS 7, “Financial Instruments: Disclosures”, IAS 39, “Financial Instruments: Recognition and Measurement”, IFRS 4, “Insurance Contracts”, and IFRS 16, “Leases” (“the Amendments”).

The Amendments provide practical expedients when accounting for the effects of the replacement of benchmark InterBank Offered Rates (IBORs) by alternative Risk Free Interest Rates (RFRs).

Pursuant to one of the practical expedients, an entity will treat contractual changes or changes to cash flows that are directly required by the reform as changes to a floating interest rate. That is, an entity recognizes the changes in interest rates as an adjustment of the effective interest rate without adjusting the carrying amount of the financial instrument. The use of this practical expedient is subject to the condition that the transition from IBOR to RFR takes place on an economically equivalent basis.

In addition, the Amendments permit changes required by the IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued, provided certain conditions are met. The Amendments also provide temporary relief from having to meet the “separately identifiable” requirement according to which a risk component must also be separately identifiable to be eligible for hedge accounting.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Amendments include new disclosure requirements in connection with the expected effect of the reform on an entity’s financial statements, such as how the entity is managing the process to transition to the interest rate reform, the risks to which it is exposed due to the reform and quantitative information about IBOR-referenced financial instruments that are expected to change.

The Amendments are effective for annual periods beginning on or after January 1, 2021. The Amendments are to be applied retrospectively. However, restatement of comparative periods is not required. Early application is permitted.

The Company estimates that the application of the Amendments is not expected to have a material impact on the financial statements.

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

NOTE 4:- CASH AND CASH EQUIVALENTS

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Cash in NIS	9,133	1,150	357
Cash in USD	60,269	8,234	2,561
Cash in EURO	3,065	37	12

	72,467	9,421	2,930

NOTE 5:- OTHER RECEIVABLES

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Government authorities	349	229	71
Prepaid expenses and other	307	975	304

	656	1,204	375

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

December 31, 2020:

	Laboratory equipment	Office furniture and equipment	Computers	Factory leasehold	Total
Cost:

Balance at January 1, 2020	3,362	119	568	35,159	39,208
Additions	34	-	45	6,053	6,132
Deductions	(474)	-		-	(474)

Balance at December 31, 2020	2,922	119	613	41,212	44,866

Accumulated depreciation:

Balance at January 1, 2020	3,135	99	406	587	4,227
Additions	46	6	80	1,374	1,506
Deductions	(474)	-	-	-	(474)

Balance at December 31, 2020	2,707	105	486	1,961	5,259

Depreciated cost at December 31, 2020	215	14	127	39,251	39,607

	Convenience translation into U.S. dollars (Note 2c)

Depreciated cost at December 31, 2020	67	4	39	12,209	12,319

December 31, 2019:

	Laboratory equipment	Office furniture and equipment	Computers	Factory leasehold	Total
Cost:

Balance at January 1, 2019	3,226	119	439	27,995	31,779
Additions	136	-	129	7,164	7,429
Deductions	-	-	-	-	-

Balance at December 31, 2019	3,362	119	568	35,159	39,208

Accumulated depreciation:

Balance at January 1, 2019	3,077	93	360	-	3,530
Additions	58	6	46	587	697
Deductions	-	-	-	-	-

Balance at December 31, 2019	3,135	99	406	587	4,227

Depreciated cost at December 31, 2019	227	20	162	34,572	34,981

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7: LEASES

a.	Information on leases:

The Company has lease agreements that include leases of buildings and vehicles that are used to maintain the Company’s ongoing operations. The leases of the buildings and vehicles are for a period of 10 and 3 years, respectively. Some of these lease agreements include extension options.

	Year ended December 31, 2019	Year ended December 31, 2020
	NIS in thousands	NIS in thousands

Interest expense on lease liabilities	676	479
Total cash outflow for leases	1,256	1,240

b.	Lease extension options:

The Company has leases that include extension options. These options provide flexibility in managing the leased assets and align with the Company’s business needs.

The Company exercises significant judgment in deciding whether it is reasonably certain that the extension options will be exercised.

In leases that contain noncancelable lease periods of 10 years, the Company does not generally include in the lease term the exercise of extension options since the Company believes it is not reasonably certain that the extension options will be exercised. Following are details of potential future undiscounted lease payments for periods covered by extension or termination options that were not included in the measurement of the Company’s lease liabilities:

More than 5 years
NIS in thousands

December 31, 2020:
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	5,889

More than 5 years
NIS in thousands

December 31, 2019:
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	5,889

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:- LEASES (Cont.)

c.	Disclosures in respect of right-of-use assets:

December 31, 2020:

	Buildings	Motor vehicles	Total

Cost:
Balance as of January 1, 2020	7,827	257	8,084

Balance as of December 31, 2020	7,827	257	8,084

Accumulated depreciation:
Balance as of January 1, 2020	824	124	948
Additions during the year:
Depreciation and amortization	824	106	930

Balance as of December 31, 2020	1648	230	1,878

Depreciated cost at December 31, 2002	6,179	27	6,206

December 31, 2019:

	Buildings	Motor vehicles	Total

Cost:
Balance as of January 1, 2019	7,827	257	8,084
Additions during the year:
New leases	-	-	-

Balance as of December 31, 2019	7,827	257	8,084

Accumulated depreciation:
Balance as of January 1, 2019	-	-	-
Additions during the year:
Depreciation and amortization	824	124	948

Balance as of December 31, 2019	824	124	948

Depreciated cost at December 31, 2019	7,003	133	7,136

d.	For an analysis of maturity dates of lease liabilities, see Note 10.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 8:- OTHER LONG-TERM ASSETS

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Restricted cash	477	473	147
Leasing deposits	33	-	-

	510	473	147

NOTE 9:- OTHER PAYABLES

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars

Employees and payroll accruals	972	875	272
Accrued expenses	231	371	116

	1,203	1,246	388

NOTE 10:- FINANCIAL INSTRUMENTS

a.	Financial and lease liabilities:

	Effective interest	Maturity	December 31,
	rate	date	2020	2019
	%		NIS
Current liabilities:

Lease liabilities	8%	2021	654	694
Loan from others	17.3%	2023-2024	60,421	-

Total current liabilities			61,075	694

Non-current liabilities:

Lease liabilities	8%	2028	6,088	6,809
Liability in respect of government grants	17.3%	-	-	14,812
Loan from others	17.3%	2023-2024	-	123,780

Total non-current liabilities			6,088	145,401

Total financial and lease liabilities			67,163	146,095

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

	Carrying amount		Fair value
	December 31,		December 31,
	2020	2019	2020	2019
	NIS
Financial liabilities:

Loan from others	94,658	93,077	60,421	123,780

Total	94,658	93,077	60,421	123,780

b.	Classification of financial liabilities:

			Convenience
			translation (Note 2c)
	December 31,		December 31,
	2019	2020	2020
	N I S		U.S. dollars
Financial liabilities at amortized costs:

Trade payables	17,062	1,868	581
Other payables	1,203	2,381	741
Liability in respect of Government grants	14,812	-	-
Lease Liabilities	7,503	6,742	2,097
Loan from others	123,780	60,421	18,793

	164,360	71,412	22,212
Financial liabilities at fair value through profit and loss:

Warrants measured at fair value	16,354	-	-

Total Financial liabilities	180,714	71,412	22,212

Total current	18,959	64,189	19,965
Total non-current	161,755	7,223	2,247

c.	Financial risk factors:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

Foreign currency risk:

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in foreign currency exchange rates.

The Company has cash that is exposed to possible fluctuations in the U.S. dollar and Euro exchange rates. The currency exposure arising from current accounts is partly managed in Dollars and in Euro. As of December 31, 2020, the carrying amounts of USD and EURO were NIS 8,234 and NIS 37 respectively.

Credit risk:

The Company has no significant concentrations of credit risk. All deposits are invested in financial institutions that are considered to be financially sound.

d.	Liquidity risk:

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2020:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS

Trade payables	1,869	-	-	-	-	-	1,869
Other payables	1,246	1,135					2,381
Lease liabilities	1,128	1,128	1,174	1,174	1,174	2,936	8,714
Loans from others	-	78,883	15,775	-	-	-	94,658

	4,243	81,146	16,949	1,174	1,174	2,936	107,622

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

December 31, 2019:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS

Trade payables	17,062	-	-	-	-	-	17,062
Other payables	1,203	-	-	-	-	-	1,203
Lease liabilities	1,238	1,153	1,128	1,128	1,174	4,156	9,977
Loans from others	-	4,180	8,361	89,956	32,204	208,090	342,791
Liability in respect of Government grants	-	4,189	8,377	11,173	-	-	23,739

	19,503	9,522	17,866	102,257	33,378	212,246	394,772

d.	Fair value:

The carrying amount of cash and cash equivalents, other receivables, other long-term assets, trade payables and other payables approximates their fair value due to the short-term maturities of such instruments.

e.	Fair value measurement:

As of December 31, 2020, loans from others and government grants are classified as Level 2.

During 2020 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

f.	Changes in liabilities arising from financing activities:

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	NIS

Balance as of January 1, 2019	94,360	-	94,360

Adoption of IFRS 16	-	8,084	8,084
Cash flows	15,337	(581)	14,756
Effect of changes in fair value	14,083	-	14,083

Balance as of December 31, 2019	123,780	7,503	131,283
Cash flows	-	(761)	(761)
Effect of changes in fair value	(63,359)	-	(63,359)

Balance as of December 31, 2020	60,421	6,742	67,163

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

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Expenses - defined contribution plan	242	332	335	104

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

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2020 is approximately $ 6,380 (NIS 20,512), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2020, the Company had not paid any royalties to the IIA. (For further details see Note 12e)

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

d.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of € 20,000 (approximately $ 23,200) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times

On April 22, 2019, the Committee of the European Investment Bank (“EIB”) agreed to expand the 2017 financing agreement to the Company by an additional € 4,000 to a total of € 24,000 (approximately $ 27,600). An amendment to that effect was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 and will be used in support of the ongoing pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Flu Vaccine candidate in Europe.

According to the Amendment, as repayment features, EIB is entitled to receive the higher between 3% of any M-001 sales revenues for a period of twelve years or realizing a cash-on-cash multiple of 2.8 times

During 2018, the Company received the € 20,000 in two tranches of € 6,000 (approximately $ 7,000) and the third tranche of € 8,000 (approximately $ 9,200).

On October 7, 2019, the Company received the remaining € 4,000 (approximately $ 4,400).

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

The Company performed a valuation of the financial liability for December 31, 2019 through an independent appraiser. According to the valuation, which was based on WACC (Weighted Average Cost of capital) of 17.3% and CAPM (Capital Asset Pricing Model), the value of the financial liability was estimated at NIS 123,780 ($ 38,500).

As a result of the valuation, the Company incurred a financial expense of NIS 14,083 ($ 4,380) for December 31, 2019.

e.	On October 23, 2020, the Company announced Phase 3 clinical trial results of the M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

As a result of the Phase 3 clinical trial failure, Company’s management estimates that there will be no future revenues from the M-001 product. Therefore, most likely, there will be no future royalty payments to the IIA and EIB.

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; our business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

In accordance with the EIB loan agreement, and due to the said above, the Company is required to pay EIB the principal amount of the tranches already loaned by the EIB to the Company, within five years of the date of each tranche of the loan. On December 31, 2020, the Company re-evaluated the loan in the sum of NIS 60,421 ($ 18,793).

As a result, the Company recorded an amount of NIS 62,800 ($ 19,533) as revaluation income of the EIB loan and NIS 12,685 ($ 3,954) for the IIA liability and recorded them in 2020 under line item other income in the statement of other comprehensive loss.

As of the report date, the outstanding principal amount regarding the EIB loan in nominal terms is NIS94,658 ($29,443).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 12:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

On January 26, 2021, the EIB notified the Company that they welcome the Company’s efforts to secure future equity financing in an amount not less than USD 2,000 in order to enable the Company to pursue new business opportunities, strengthen our balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract.  However, EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated. In addition, on December 24, 2020, the Company amended the Finance Contract in order to obtain the consent of EIB for the appointment of its new CEO Amir Reichman.

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

At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417, net (after deduction of offering expenses totaling NIS 4,860) and liability related to the warrants in the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). On June 24, 2015, the Company issued an additional 110,000 ADSs to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134. The warrants are measured at their fair value based on their quote price at the end of each reporting date. The Company recorded financial income (expenses) in the amount NIS 2,009, NIS (11,400) and NIS (14,467) in 2018, 2019 and 2020, respectively, for revaluation of these warrants.

c.	On June 13, 2019, the Company issued 334,520 Ordinary shares (equivalent to 8,363 NASDAQ listed ADSs) in consideration of NIS 188 (approximately $ 53).

d.	On July 16, 2019, the Company closed a public offering and issued 3,057,466 NASDAQ listed ADSs (equivalent to 122,298,640 Ordinary shares) and 18,298,898 Ordinary shares (equivalent to 457,472 NASDAQ listed ADSs) in consideration of $ 20,000 (approximately NIS 71,300 million) to a number of investors.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:- EQUITY (Cont.)

e.	On May 15, 2020 540,639 NASDAQ listed warrants expired.

f.	On July 8, 2020 6,000 ADS options were exercised into 240,000 Ordinary shares at an exercise price of $7.98 for a total consideration of NIS 166 (approximately $ 48).

g.	During the year ended December 31, 2020, 676,118 NASDAQ listed warrants were exercised into 27,044,720 Ordinary shares at an exercise price of $6.25 for a total consideration of NIS 14,790 (approximately $ 4,298) and 611,565 NASDAQ listed warrants to purchase ADSs at an exercise price of $6.25 were exercised on a cashless basis into 24,462,600 Ordinary shares.

NOTE 14:- SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers as equity-settled share-based payment is as follows:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Research and development	119	1,907	2,056	640
Marketing, general and administrative	141	1,777	7,416	2,307

Total share-based compensation	260	3,684	9,472	2,947

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

On June 11, 2020, the Company’s Board of Directors ratified the grant of options to 23 employees to purchase an aggregate 141,400 ADS (5,656,000 Ordinary shares) at an exercise price of $7.28 – $8.076 per ADS. The options were originally approved pursuant to a delegation of authority granted by the Board of Directors to Company management in April 2018 to grant a pool of options with an exercise price of $7.98 and other terms approved by the Board of Directors at the time of delegation. The total value of the grant was NIS 4,190 ($ 1,218)

On the same day, the Company’s Board of Directors approved a grant to an advisor to purchase 72,000 ADS (2,880,000 Ordinary shares) at an exercise price of $18.06 per ADS in three tranches. The first tranche of 32,400 ADS’s was vested on May 31,2020, the second tranche of 25,200 ADS was vested on September 30, 2020 and the third tranche of 14,400 ADS’s will be vested on December 31, 2020. The options will expire four years from the commencement vesting date of each tranche. The total value of the grant was NIS 2,783 ($ 809).

On September 2, 2020 the Company granted fully vested 5,000 RSU representing 5,000 ADS’s to a board member. The total value of the grant was NIS 660 (approximately $ 196).

On September 2, 2020, the Company granted options to purchase 82,000 ADSs (3,280,000 options) to board member which vest over a period of three years at an exercise price of $ 48.04 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 6,662 ($ 1,979).

On September 2, 2020, the Company granted options to purchase 7,000 ADSs (280,000 options) to officer which vest over a period of three years at an exercise price of $ 41.08 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 571 ($ 170).

On September 2, 2020 the Company amended an option agreement with a board member dated as of May 28, 2019. The vesting date accelerated to September 2, 2020. The total value of the option acceleration was NIS 30 (approximately $ 9).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE-BASED COMPENSATION (Cont.)

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2018		2019		2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	11,759,503	0.75	16,647,903	0.75	14,213,400	0.75
Granted	5,228,400	0.74	4,320,000	0.69	12,096,000	1.87
Exercised	-	-	-	-	(240,000)	0.68
Forfeited	(340,000)	0.54	(6,754,503)	0.75	(1,200,000)	0.68

Outstanding at end of year	16,647,903	0.75	14,213,400	0.73	24,869,400	0.78

Exercisable at end of year	10,979,503	0.78	5,310,000	0.75	11,587,867	0.69

The weighted average share price on the date of exercise of the share options was NIS 0.78 in 2020 (NIS 0.73 in 2019).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2020 was 6.1 years (as of December 31, 2019: 5.86 years).

The range of exercise prices for share options outstanding as of December 31, 2020 was NIS 0.45 - NIS 1.325 (as of December 31, 2019: NIS 0.45 - NIS 1.325)

c.	The fair value of the Company’s share options granted to employees, directors and service providers for the years ended December 31, 2018, 2019 and 2020 was estimated using the binominal option pricing model using the following assumptions:

	Years ended December 31
	2018	2019	2020

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	53	57	66
Risk-free interest rate (%)	2.9	2.3	0.7-0.8
Expected life of share options (years)	7.5	7.5	6-7
Share price (NIS)	23.6	24.07	7.05-18
ADS $	6.3	6.66	2.2-5.6

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

a.	Research and development expenses, net of participations:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Clinical trial phase 3	53,678	52,825	31,519	9,804
Materials and subcontractors	12,287	5,946	9,193	2,859
Salaries and related expenses	4,214	5,384	5,532	1,721
Share-based payment	119	1,907	2,056	640
Patent registration fees	399	278	314	98
Rentals and maintenance of laboratory	1,028	970	958	298
Depreciation	195	1,293	1,887	587
Other	136	42	2	*) -

	72,056	68,645	51,463	16,007

Participation by IIA and UNISEC	(143)	-	-	-

	71,913	68,645	51,463	16,007

b.	Marketing, general and administrative expenses:

Salaries and related expenses	1,136	3,216	2,569	799
Share-based payment	141	1,777	7,416	2,307
Professional services	3,275	3,582	3,645	1,134
Rentals, office expenses and maintenance	343	323	313	97
Depreciation	65	352	551	171
Other	194	456	2,193	682

	5,154	9,706	16,687	5,190

*)	Represents less than NIS\USD 1.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

c.	Financial income and expense:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars
Financial income:

Interest income on deposits	100	4	2	*) -
Exchange differences, net	827	-	1,714	533
Revaluation of IIA Liability	-	-	2,127	662
Revaluation of warrants	2,009	-	-	-

	2,936	4	3,843	1,195
Financial expenses:

Exchange differences, net	-	4,373	-	-
Lease holding finance expense	-	666	479	149
Revaluation of warrants	-	11,400	14,467	4,500
Finance expenses in respect of loans from others	9,202	14,083	643	200
Finance expenses in respect of government grants	4,343	169	-	-
Bank commissions and other financial expenses	51	156	43	14

	13,596	30,847	15,632	4,863

*)	Represents less than NIS\USD 1.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate in 2019 and 2020 was 23%.

b.	Final tax assessments:

The Company received final tax assessments through 2014.

c.	Net operating loss carryforwards for tax purposes and other temporary differences:

as of December 31, 2020, the Company had loss carryforwards and other temporary differences amounting to approximately NIS 272,481 ($ 84,753).

d.	Deferred taxes:

The Company did not recognize deferred tax assets for loss carryforwards and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2018, 2019 and 2020 as it is still incurring losses on an ongoing basis.

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

2.	In August 2014, the Company signed an employment agreement with the CFO at a 60% employment capacity for a period of 5 years, according to which the CFO shall be entitled to a monthly salary of NIS 10, and accordingly updated the management agreement to fees at the amount of NIS 2.5 for a period of five years. In addition, the CFO is entitled to receive a one-time cash payment of NIS 192.5 for the services provided in connection with the preparation and submission of the prospectus in the US and, in the event that the Company should complete a successful capital raise in the U.S. t, the CFO shall be entitled to receive a one-time payment of NIS 87.5. Furthermore, from the consummation of the offering, the monthly compensation under the services agreement will be increased to NIS 15,000.

3.	In August 2012, the Company approved the grant of future remuneration to four directors of the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director’s term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

4.	On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company’s CEO, for the purpose of securing the bond that was required in connection with an investigation conducted by the Israeli Securities Authority (“ISA”), regarding certain shareholders of the Company’s (not including among them the Company’s CEO) alleged use of inside information.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

c.	Balances with related parties:

Payables
Key management personnel:

December 31, 2019	601
December 31, 2020	403

December 31, 2020 (convenience translation into U.S. dollars) (Note 2c)	125

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2018	1,468	1,252
2019	5,395	3,653
2020	1,800	5,100

2020 (convenience translation into U.S. dollars) (Note 2c)	560	1,586

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers.

Key officers employed by the Company:

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2018	2019	2020	2020
	N I S			U.S. dollars

Salaries	485	1,399	3,790	1,179
Short-term employee benefits	1,901	1,855	824	256
Other employees benefits	95	110	161	50
Share-based compensation	239	3,684	2,125	661

	2,720	7,048	6,900	2,146

Number of key officers and directors	9	11	13	13

NOTE 18: SUBSEQUENT EVENTS

On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net sum of $12,800 (approximately NIS 41,300)

- - - - - - - - - - -