Form 20-F
period 2021-12-31
BiondVax Pharmaceuticals Ltd.
filed 2022-03-28
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

001-37353

(Commission file number)

BiondVax Pharmaceuticals Ltd.

(Exact name of Registrant as specified in its charter)

ISRAEL

(Jurisdiction of incorporation or organization)

Jerusalem BioPark, 2nd floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Address of principal executive offices)

Amir Reichman,

Chief Executive Officer

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 573,285,824 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

i

INTRODUCTION

Certain Definitions:

In this annual report, unless the context otherwise requires:

●	references to “BiondVax,” the “Company,” “us,” “we” and “our” refer to BiondVax Pharmaceuticals Ltd. (the “Registrant”), an Israeli company;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value;

●	references to “ADS” refer to the Registrant’s American Depositary Shares

●	references to “Company product candidate(s)” refer to M-001 or any future, newly licensed or acquired product candidate(s);

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

Trademarks and Tradenames

Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference herein are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing herein are, to our knowledge, the property of their respective owners. Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. BiondVax has no affiliation with and is not endorsed by Sanofi. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

ii

Note Regarding Forward-Looking Statements

Some of the statements under the sections entitled “Item 3. Key Information – Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” and elsewhere in this Annual Report on Form 20-F constitute forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions, but these are not the only ways these statements are identified. Forward-looking statements are based on information we have when those statements are made or our management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Risks and uncertainties include, but are not limited to, the risk that we may not be able to secure capital on attractive terms, if at all; our new Covid-19 NanoAbs program may fail during development; we might not find or be able to develop or acquire other suitable product candidates; the risk that the European Investment Bank may determine at any time that we have defaulted under our finance contract and accelerate the loans under such contract; our ability to enter into collaborations on terms acceptable to us or at all; the risk that drug development involves a lengthy and expensive process with uncertain outcomes; our ability to maintain, preserve and defend our intellectual property and patents granted; risks relating to the COVID-19 (coronavirus) pandemic; the adequacy of available cash resources and the ability to raise additional capital when needed. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Some of the additional factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements contained herein, include but are not limited to:

●	our history of operating losses and the possibility we may never become profitable;

●	the clinical development, commercialization and market acceptance of any Company product candidates;

●	the initiation, timing, progress, cost and results of any future clinical trials, including any additional clinical trials we may be required to conduct;

●	our receipt of regulatory approvals for any Company product candidates, and the timing of other regulatory filings and approvals;

●	our ability to obtain and maintain ongoing regulatory requirements, even if our Company product candidates receive marketing approvals;

●	changes in the competitive landscape for product candidates might lessen or eliminate market demand even if any such candidates receive marketing approval; and

●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing.

iii

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A.	RESERVED.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the factors described below, together with all other information included in this annual report, including our financial statements and the related notes included elsewhere in this annual report. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. If any of these risks occur, our business, financial condition, results of operations and business prospects could be materially and adversely affected. In that event, the trading price of the ADSs could decline and you could lose all or part of your investment.

Summary of Risk Factors The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

●	Our business strategy is evolving.

●	Certain breaches of our 24 million Euro finance documentation with the EIB may result in the EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation.

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	Positive results from any clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

●	We may be unsuccessful in adapting our Covid-19 NanoAbs to protect against variants of COVID-19. Furthermore, our ability to commercialize our Covid-19 NanoAbs may be adversely affected to the extent that the coronavirus disease evolves worldwide.

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

●	We are a developmental stage biopharmaceutical company with no product candidate(s) in clinical development or approved, which makes it difficult to assess our future viability.

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable.

●	Our NanoAbs program is based on an exclusive, worldwide license from the Max Planck Society (“MPG”), and we could lose our rights to this license if a dispute with MPG arises or if we fail to comply with the financial and other terms of the license.

Risks Related to Our Financial Position and Capital Requirements

We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may ultimately need to wind up our business and operation.

We are a development stage biopharmaceutical company and currently do not have, and may never have, any product candidate(s) that generate revenues. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate(s) will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable.

We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials, construction of our GMP biologics manufacturing facility, and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. As of December 31, 2021, we had an accumulated deficit of $117.3 million, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate revenues or achieve profitability in the future, and we expect to incur additional losses for the foreseeable future. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our product candidate(s) are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2021, we had approximately $17.4 million in cash and cash equivalents, working capital of $15.4 million and an accumulated deficit of $117.3 million. We expect that our existing capital resources will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, this estimate is based on assumptions that may prove to be wrong and we could exhaust our available capital resources sooner than we expect.

Our ability to execute on our business plan is dependent upon our ability to raise capital through private or public financings, or enter into a commercial agreement, among others. Since our inception, most of our resources have been dedicated to product development. In the future, we believe that we will expend significant operating and capital expenditures to acquire additional product candidates, develop and, subject to results of any future clinical trials, apply for regulatory approval of current and future product candidates, if any. These expenditures may include, but are not limited to, costs associated with research and development, manufacturing, conducting clinical trials, contract manufacturing organizations, or CMOs, hiring additional management and other personnel, applying for regulatory approvals, acquisition of equipment, as well as commercializing any product candidates approved for sale. Furthermore, we incur additional costs associated with operating as a public company traded on Nasdaq in the United States. We cannot precisely estimate the actual amounts necessary to acquire additional product candidates and successfully complete the development and commercialization of product candidates. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or non-dilutive sources or other sources, that may not be available to us or, if available, may not be on terms favorable to us. A failure to fund these activities may significantly harm our growth strategy, competitive position, quality compliance, financial condition and is expected to have a material adverse effect on our business and operations.

Our future capital requirements depend on many factors, including:

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	our search for new business opportunities;

●	our ability to identify and acquire rights to, or develop on our own, new product candidate(s) and diversify/expand our product opportunities;

●	the scope and cost of researching and developing, obtaining regulatory approval for, commercializing and manufacturing any new product candidate(s);

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any current or future product candidate(s).

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate the potential acquisition of other product candidates, preclinical studies, clinical trials or other research and development activities for current and future product candidates or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize such product candidate(s).

Our business strategy is evolving.

In the past, BiondVax was a one product company, solely focused on developing the M-001 universal influenza vaccine. Going forward, the Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	a pipeline of products for prevention (through vaccines) and treatment of infectious diseases and related illnesses, as well as well as other illnesses with large market opportunities for more effective treatments

●	a pipeline that would present various routes of drug delivery (e.g., intra-muscular, nasal, oral, etc.)

●	a pipeline that would rely on various platforms (different types of molecules and manufacturing platforms)

●	a pipeline of products at different stages of clinical development.

We cannot offer any assurance that our new strategy will be successful. Further, our NanoAbs program is at a much earlier stage of clinical development than M-001, the product candidate on which we were primarily focused before this strategic change. If we are unable to successfully execute our new strategy, our business, financial condition and results of operations may be materially and adversely affected.

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

We borrowed 24 million Euro under a finance contract (the “Finance Contract”) with the EIB, to finance a portion of the cost of developing our previous leading drug candidate M-001 (Universal Influenza Vaccine drug candidate) and our GMP biologics manufacturing facility.

As part of the Finance Contract, we also entered into a security agreement (the “Security Agreement”), whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets (other than certain licensed intellectual property related to our former M-001 program). While intellectual property rights are excluded from the floating charge pledge, certain breaches of the Finance Contract or the Security Agreement may cause the EIB to exercise secured creditor remedies under the floating charge pledge and foreclose on certain of our assets at the time of such exercise.

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

Furthermore, under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; our business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable. On January 26, 2021, the EIB notified us that they welcome our efforts to secure future equity financing in an amount not less than USD 2 million in order to enable us to pursue new business opportunities, strengthen our balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. In addition, the EIB has indicated that it supports our new strategic turnaround plan.

However, the EIB cautioned us that their January 2021 letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the Finance Contract, which could result in all loans extended under the Finance Contract being accelerated and secured creditor remedies being exercised. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, we expect such events to adversely impact our ability to continue as a going concern.

As disclosed on our press release dated March 14, 2022, the Company and EIB have reached a commercial agreement, which is still subject to EIB’s formal approval of the new terms, regarding restructuring of the Finance Contract. However, until definitive documentation is signed, there can be no assurance that the Company will successfully complete this renegotiation.

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies or product candidate(s).

We may seek additional capital through a combination of private and public equity offerings, debt financings, strategic partnerships and alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of existing shareholders will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take certain actions, such as incurring future indebtedness, making capital expenditures or declaring dividends. If we raise additional funds through strategic partnerships, alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies or any product candidate(s) or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate any product development or commercialization efforts, or grant rights to develop and market product candidate(s) that we would otherwise prefer to develop and market ourselves.

Risks Related to Development, Clinical Testing and Regulatory Approval of NanoAbs and Any Other Current and Future Product Candidate(s)

We have not yet commercialized any product candidate(s), and we may never become profitable.

We have recently entered into a licensing and collaboration arrangement with MPG and University Medical Center Göttingen (“UMG”) and launched our Covid-19 NanoAbs program. We have no product candidates in clinical trials or on the market or other product candidates in the pipeline. Even if we are successful in developing current or future product candidates, we will not be successful unless we complete our product development efforts, obtain regulatory approval and such product candidate(s) gain(s) market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these product candidate(s) will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, if any, and the uses for which we intend to pursue regulatory approval for the commercialization of current and future product candidates;

●	the competitive environment;

●	the demand for our product candidate(s);

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate(s) and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate(s) or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing, coverage and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

Physicians, participants, third-party payors or the medical community in general may be unwilling to accept, utilize or recommend, and in the case of third-party payors, cover payment for current and future product candidates. As a result, we are unable to predict the extent of our future losses or the time required for us to achieve profitability, if at all. Even if we successfully develop one or more products, we may not become profitable.

In addition, we have limited marketing capabilities, and if we are unable to enter into collaborations with marketing partners or develop our own sales and marketing capabilities, we may not be successful in commercializing current and future product candidates. If we are unable to reach and maintain agreements with one or more pharmaceutical companies or partners, we may be required to market our product candidate(s) directly. Developing a marketing and sales force is expensive and time-consuming and could delay a product launch. We may not be able to attract and retain qualified sales personnel or otherwise develop this capability.

NanoAbs represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology.

We are currently concentrating our development efforts on the Covid-19 NanoAbs and additional NanoAbs contemplated by our collaboration with MPG and UMG. The processes and requirements imposed by the U.S. Food and Drug Administration (the “FDA”) or other applicable health authorities may cause delays and additional costs in obtaining approvals for marketing authorization for our products. Because our platform is relatively new and only one drug developed by a competing company and related to rare blood diseases has been approved to date in the market, regulatory agencies, as well as insurance and other coverage providers and payers, may lack experience in evaluating our product candidates. This inexperience may lengthen the regulatory review process, increase our development costs and delay or prevent reimbursement and commercialization of our platform products. Additionally, advancing this novel platform creates significant challenges for us, and we must be able to overcome these challenges in order to successfully develop, commercialize and manufacture our product candidates.

In light of our current resources and limited commercial experience, we have and may need to continue to establish third-party relationships to successfully commercialize our pipeline candidates.

Our long-term commercial viability may depend, in part, on our ability to successfully execute current strategic collaborations and establish new strategic collaborations with contract commercial organizations, pharmaceutical and biotechnology companies, non-profit organizations, and government agencies. Establishing and maintaining strategic collaborations and obtaining government funding is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or based on their internal pipeline or available resources; government agencies may reject contract or grant applications based on their assessment of public need, the public interest, the ability of our products to address these areas, or other reasons beyond our expectations or control. If we fail to establish or maintain collaborations necessary for successful commercialization on acceptable terms, we may not be able to commercialize product candidates or generate sufficient revenue to fund further research and development efforts.

New or existing collaborations, including our collaboration with MPG and UMG, may never result in the successful development or commercialization of any pipeline candidates for several reasons, including the fact that:

●	we may not have the ability to control the activities of our partners and cannot provide assurance that they will fulfill their obligations to us, including with respect to the license, development, and commercialization of pipeline candidates, in a timely manner or at all;

●	such partners may not devote sufficient resources to our pipeline candidates or properly maintain or defend our intellectual property rights (if required)

●	such partners may decide to pursue competitive product candidates developed outside of the partnership arrangement;

●	any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our pipeline candidates and affect our ability to realize product revenue;

●	disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities; and

●	such partners may decide to terminate or not to renew the collaboration for these or other reasons.

If we or our collaborators fail to maintain our existing agreements or in the event we fail to establish agreements as necessary, we could be required to undertake research, development, manufacturing, and commercialization activities solely at our own expense. These activities would significantly increase our capital requirements and, given our lack of sales, marketing and distribution capabilities, significantly delay the commercialization of our pipeline candidates.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required, and we may not adequately develop such protocols to support approval.

In addition to FDA requirements and those of other regulatory authorities, an independent institutional review board or an independent ethics committee at each medical institution proposing to participate in the conduct of the clinical trial generally must review and approve the clinical trial design and patient informed consent form before commencement of the study at the respective medical institution. The institutional review boards approve the clinical trial protocols and conduct periodic reviews of the clinical trials. The clinical trial protocols describe the type of people who may participate in the clinical trial, the schedule of tests and procedures, the medications and dosages to be studied, the length of the study, the study’s objectives, and other details. In general, the institutional review board will consider, among other matters, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial. Our pre-clinical studies may not be adequate proof of safety and efficacy, and as a result, we may not be successful in developing clinical trial protocols necessary to support institutional review board approval. Any delay or failure to obtain institutional review board approval to conduct a clinical trial at a prospective site could materially impact the costs, timing, or successful completion of a clinical trial.

Current and future product candidates would be subject to extensive regulation and may never obtain regulatory approval.

The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, import, export, marketing and distribution of our product candidate(s) are subject to extensive regulation by the Food and Drug Administration (the “FDA”) in the United States (the “U.S.”) as detailed in Title 21 of the U.S. Code or elsewhere and by comparable authorities in foreign markets. In the U.S., we are not permitted to market our product candidate(s) until we receive regulatory approval from the FDA. The process of obtaining regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidate(s) involved, as well as the target indications and patient population. Current and future product candidates must satisfy rigorous standards of safety and efficacy before product candidates can be approved for commercial use by the European Medicines Agency (the “EMA”) in the European Union (the “EU”) or the FDA in the U.S., or any other regulatory authorities for all or any of the indications for which product candidates are intended to be used. The EMA, FDA and any other regulatory authorities have substantial discretion over the approval process, and approval is never guaranteed. We may need to conduct significant additional research before we can file applications for product approval. Typically, in the pharmaceutical industry, there is a high rate of attrition for product candidates in clinical trials. Success in early clinical trials does not ensure that later clinical trials will be successful. For example, a number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials.

The FDA or comparable foreign regulatory authorities can delay, limit or deny approval of a product candidate(s) for many reasons, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other comparable regulatory authorities in foreign markets that a product candidate(s) is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the U.S.;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities, including the processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies.

In addition, delays or rejections may be encountered based upon additional government regulation, including any changes in legislation or policy of the EMA, FDA or any other regulatory policy, during the process of product development, clinical trials and regulatory reviews. Approval procedures vary among countries, and may involve additional product testing, administrative review periods and agreements with pricing authorities. In addition, events raising questions about the safety of certain marketed pharmaceuticals may result in increased cautiousness by the EMA, FDA and comparable foreign regulatory authorities in reviewing new pharmaceutical products based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Failure to obtain EMA, FDA or any other regulatory approval for current and future product candidates in a timely manner or at all will severely undermine our business by delaying or halting commercialization of our products, imposing costly procedures, diminishing competitive advantages and reducing the number of saleable products and, therefore, corresponding product revenues.

Current and future product candidates will remain subject to ongoing regulatory requirements even if we receive regulatory approval to market such product candidate(s), and if we fail to comply with such requirements, we could lose those approvals that have been obtained, and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market current and future product candidates, such product candidate(s) will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of any product candidate(s) is granted, approval may be subject to limitations on the uses for which the product candidate(s) may be marketed or the conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product candidate(s), which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate(s) not to be commercially viable. In addition, as clinical experience with a drug expands after approval, typically because it is used by a greater number and more diverse group of people after approval than during clinical trials, side effects and other problems may be observed over time after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate(s) could result in limitations on the use of, withdrawal of EMA, FDA or any other regulatory approval or withdrawal of any approved product candidate(s) from the marketplace. Absence of long-term safety data may also limit the approved uses of our product candidate(s), if any. If we fail to comply with the regulatory requirements of the EMA, FDA and any other applicable regulatory authorities, or previously unknown problems with any approved commercial product candidate(s), manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including, without limitation, the following:

●	suspension or imposition of restrictions on the product candidate(s), manufacturers or manufacturing processes, including costly new manufacturing requirements;

●	warning letters;

●	civil or criminal penalties, fines and/or injunctions;

●	product seizures or detentions;

●	import or export bans or restrictions;

●	voluntary or mandatory product recalls and related publicity requirements;

●	suspension or withdrawal of regulatory approvals;

●	total or partial suspension of production; and

●	refusal to approve pending applications for marketing approval of new product candidate(s) or supplements to approved applications.

If we or our partners, if any, are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidate(s) may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties, or otherwise, which would have a material adverse effect on our business, financial condition or results of operations.

Current and future product candidates, if approved, may face competition sooner than anticipated.

Our product candidates may face serious competition from other products targeting the same disease or condition, including biosimilar products. In the U.S., current and future product candidates may be regulated by the FDA as biologic products and we may seek approval for such product candidate(s) pursuant to the biologics license application, or BLA, pathway. The Biologics Price Competition and Innovation Act of 2009, or BPCIA, amended the Public Health Service Act (the “PHSA”) and created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until twelve years from the date on which the reference product was first licensed. During this twelve-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. This twelve-year period of exclusivity does not pre-empt and is independent of any patent protection afforded to current and future product candidates. The law is complex and is still being interpreted and implemented by the FDA. Any processes adopted by the FDA to implement the BPCIA could have a material adverse effect on the future commercial prospects for our biological products, if any.

Although we believe that current and future product candidates should qualify for the twelve-year period of exclusivity described above if product candidates are approved as biological products under a BLA, we may not be granted such exclusivity. Further, there is a risk that this exclusivity could be shortened due to Congressional action or otherwise, or that the FDA will not consider current and future product candidates to be reference products for competing products, potentially creating the opportunity for generic or biosimilar competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar product, once approved, could be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products will depend on a number of marketplace and regulatory factors that are still developing. In addition, a competitor could decide to forego the biosimilar approval path and submit a full BLA after completing its own preclinical studies and clinical trials. In such cases, any exclusivity to which we may be eligible under the BPCIA would not prevent the competitor from marketing its product as soon as it is approved.

If the results of any future clinical trials show that current and future product candidates are effective based on certain endpoints but nevertheless fail to achieve all the primary/secondary endpoint(s) requiring us to conduct additional clinical trials, or if clinical trials that we conduct for such products in the future are prolonged or delayed, we would be unable to commercialize current and future product candidates on a timely basis, which would require us to incur additional costs and delay our receipt of any revenues from potential sales of such product candidate(s).

If we fail to achieve all the primary/secondary endpoints, then we may be required by the FDA or any other regulatory authority to conduct additional clinical studies. We cannot predict whether we will encounter problems with any such clinical trials that will cause us or any regulatory authority to delay or suspend those clinical trials or delay the analysis of data derived from them. A number of events, including any of the following, could delay the completion of any such additional clinical trials and negatively impact our ability to obtain regulatory approval for, and to market and sell, a particular product candidate(s):

●	conditions imposed on us by the FDA or any applicable foreign regulatory authority regarding the scope or design of our clinical trials;

●	delays in recruiting and enrolling participants or volunteers into any potential future clinical trials;

●	delays in obtaining, or our inability to obtain, required approvals from institutional review boards (“IRBs”) or other reviewing entities at clinical sites selected for participation in our clinical trials;

●	insufficient supply or deficient quality of our product candidate(s) or other materials necessary to conduct our clinical trials;

●	lower than anticipated retention rate of subjects and participants in clinical trials;

●	negative or inconclusive results from clinical trials, or results that are inconsistent with earlier results, that necessitate additional clinical studies;

●	serious and unexpected drug-related side effects experienced by subjects and participants in clinical trials; or

●	failure of our third-party contractors to comply with regulatory requirements or otherwise meet their contractual obligations to us in a timely manner.

Clinical trials require sufficient participant enrollment, which is a function of many factors, including the size of the participant population, the nature of the trial protocol, the proximity of participants to clinical sites, the availability of effective treatments for the relevant disease and the eligibility criteria for the clinical trial. Delays in participant enrollment can result in increased costs and longer development times. The failure to enroll participants in a clinical trial could delay the completion of the clinical trial beyond our current expectations. In addition, the FDA or foreign applicable regulatory authorities could require us to conduct clinical trials with a larger number of subjects than we have prior experience with. We may not be able to enroll a sufficient number of participants in a timely or cost-effective manner. Furthermore, enrolled participants may drop out of clinical trials, which could impair the validity or statistical significance of those clinical trials.

Prior to commencing clinical trials in the U.S., we must submit an Investigational New Drug (“IND”) application to the FDA and the IND application must become effective.

Delays in any clinical trials the FDA or EMA may require us to conduct will result in increased development costs for current and future product candidates. In addition, if any such clinical trials are delayed, our competitors may be able to bring products to market before we do and the commercial viability of current and future product candidates could be limited.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidate(s) in accordance with current good manufacturing practices, or cGMP;

●	failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	Failure or delay in reaching an agreement with a third party contract research organization or clinical trial site(s), and failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, Institutional Review Boards (“IRBs”), or other regulatory bodies to authorize our clinical trial protocols, or a decision by a regulatory body to place one or more of our trials on hold;

●	inability or unwillingness of medical investigators and Contract Research Organizations to follow our clinical trial protocols and applicable regulatory requirements; and

●	lack of sufficient funding to finance the clinical trials.

In addition, we or regulatory authorities may suspend or terminate our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks, if the regulatory authorities find deficiencies in our regulatory submissions or the conduct of these trials, if inspection of the clinical trial operations or trial site by a regulatory authority results in the imposition of a clinical hold, or if there is a failure to demonstrate a benefit from using the product candidate(s), or changes in governmental regulations or administrative actions. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. Any suspension of clinical trials will delay possible regulatory approval, if any, and adversely impact our ability to develop product candidate(s) and generate revenue.

We may in the future conduct clinical trials of current and future product candidates at sites outside the U.S., and the FDA may not accept data from trials conducted in foreign locations.

We may in the future conduct clinical trials of current and future product candidates outside of the U.S. Although the FDA may accept data from clinical trials conducted outside the U.S., acceptance of this data is subject to certain conditions imposed by the FDA. For example, under 21 Code of Federal Regulations (“CFR”) 312.20, the clinical trial must be well designed and conducted in accordance with good clinical practice, or GCP, requirements, and the FDA must be able to validate the clinical trial data through an on-site inspection, if necessary, among other things. If a marketing application is based solely on foreign clinical data, the FDA can require such data to be applicable to the U.S. population and U.S. medical practice, and for the clinical trials to have been performed by clinical investigators of recognized competence. There can be no assurance the FDA will accept data from trials conducted outside of the U.S. If the FDA does not accept the data from any clinical trials that may be conducted outside of the U.S. of current and future product candidates, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the product candidate(s).

Positive results from earlier preclinical data and clinical trials may not be predictive of the results in later clinical trials of current and future product candidates, and the results of our clinical trials may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

Positive results from previous clinical trials may not be predictive of the results of later clinical trials of current and future product candidates, and any early clinical trials may not be predictive of results in later clinical trials that we may conduct. A number of companies in the pharmaceutical and biopharmaceutical industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from preclinical studies and clinical trials for current and future product candidates may not be predictive of the results we may obtain in later stage trials.

Specifically, the NanoAbs being developed by UMG and MPG have demonstrated strong neutralization at very low concentrations of major Variants of Concern (“VoCs”) of COVID-19 (including Alpha, Beta, Gamma and Delta) only in in-vitro studies, and the Company’s expectation that these NanoAbs can neutralize Omicron (a VoC as of the date of this annual report) is currently based only upon on in-silico studies. These studies are not a guarantee of success in future clinical trials, nor can the Company guarantee that the NanoAbs will neutralize any potential future VoCs. Furthermore, even if animal studies are able to demonstrate the potential safety and efficacy of our product candidates, there can be no guarantee that such results will be reproducible in clinical trials involving human subjects.

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

We may be unsuccessful in adapting our Covid-19 NanoAbs to protect against variants of COVID-19. Furthermore, our ability to commercialize our Covid-19 NanoAbs may be adversely affected to the extent that the coronavirus disease evolves worldwide.

As the pandemic has continued, the SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains to date. There is a risk that our Covid-19 NanoAbs will not be effective in protecting against variant strains of the SARS-CoV-2 virus, or that we will develop Covid-19 NanoAbs for a variant that will not have a sufficient number of participants for a clinical trial.

Furthermore, there are a number of preventative vaccines in development and others that have already been approved and widely distributed. If the COVID-19 pandemic subsides or the COVID-19 disease does not evolve into a seasonally recurrent disease, it may reduce demand for our Covid-19 NanoAbs.

We have limited experience with the development of inhalation-administered therapies.

We intend to develop our Covid-19 NanoAbs to be administered by inhalation, targeting the virus directly in the lungs and airways. Although our team has significant experience with designing and conducting clinical trials, we have never developed or commercialized an inhalation-administered therapy. Even if our Covid-19 NanoAbs are effective against COVID-19, we are subject to development risks associated with this route of administration.

If we experience delays in the enrollment of participants in any future clinical trials we may conduct, our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate clinical trials for current and future product candidates. Participant enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the population eligible to participate, the proximity of potential participants to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, competing clinical trials and clinicians’ and participants’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating. If we fail to enroll and maintain the number of participants for which the clinical trial was designed, the statistical power of that clinical trial may be reduced, which would make it harder to demonstrate that the product candidate being tested in such clinical trial is safe and effective. Additionally, enrollment delays in any clinical trials may result in increased development costs for current and future product candidates, which could materially harm our financial condition and limit our ability to obtain additional financing. Our inability to enroll a sufficient number of participants for any clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether.

The occurrence of serious complications or side effects in connection with current and future product candidates, either in future clinical trials we may conduct or post-approval, could impede such future clinical trials, if any, and lead to refusal of regulatory authorities to approve our product candidate(s) or, post-approval, revocation of marketing authorizations or refusal to approve new indications, which could severely harm our business, prospects, operating results and financial condition.

In any future clinical trials of current and future product candidates that we may conduct, or following regulatory approval, illnesses, injuries, discomforts and other adverse events may be reported by subjects. In addition, side effects are sometimes only detectable after they are made available to patients on a commercial scale after approval. Results of any future clinical trials we may undertake for current and future product candidates could reveal a high and unacceptable severity and prevalence of such side effects. In such an event, any clinical trials we may conduct could be suspended or terminated, and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of current and future product candidates for any or all targeted indications. Drug-related side effects could affect patient recruitment for any clinical trials we may conduct or the ability of enrolled participants to complete such trials or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly.

In addition, if current and future product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such product candidate(s), a number of potentially significant negative consequences could result, including:

●	such authorities may disagree with the design or implementation of our clinical trials;

●	we may be unable to demonstrate to the satisfaction of the FDA or other comparable regulatory authorities in foreign markets that a product candidate(s) is safe and effective for any indication;

●	such authorities may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the U.S.;

●	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

●	such authorities may disagree with our interpretation of data from preclinical studies or clinical trials;

●	approval may be granted only for indications that are significantly more limited than what we apply for and/or with other significant restrictions on distribution and use; or

●	such authorities may find deficiencies in manufacturing processes or facilities.

Any of these events could prevent us from achieving or maintaining market acceptance of current and future product candidates, if approved, and could significantly harm our business, results of operations and prospects.

If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

Research programs designed to identify current and future product candidates may require substantial technical, financial and human resources, whether or not such efforts are successful. Our research programs may initially show promise in identifying current and future product candidates, yet fail to lead to clinical development or commercialization for many reasons, including the following:

●	the research methodology used may not be successful in identifying potential product candidate(s);

●	competitors may develop alternatives that render our product candidate(s) obsolete;

●	a product candidate(s) may, on further study, be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

●	a product candidate(s) may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and

●	a product candidate(s) may not be accepted as safe and effective by regulatory authorities, participants, the medical community or third-party payors.

If we are unable to identify suitable compounds for preclinical and clinical development, we may not be able to obtain sufficient product revenues in future periods, which likely would result in significant harm to our financial position and adversely impact the price of the ADSs.

Natural disasters, public health and other states of emergency, such as the COVID-19 outbreak, could adversely impact our business, including identifying current and future product candidates.

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. The extent to which the COVID-19 pandemic impacts our business will depend on future developments that are highly uncertain and cannot be accurately predicted, including new information that may emerge concerning COVID-19 and the evolving actions to contain COVID-19 or treat its impact, among others. Quarantines, travel restrictions, shelter-in-place, nationalization efforts or similar government orders, such as lockdowns approved by the Israeli government, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could have an indeterminate impact on our operations. Our suppliers or partners could also be disrupted by conditions related to COVID-19, possibly resulting in disruption to our supply chain, collaborations or operations. If our suppliers, or other potential partners such as CMOs or contract research organizations (CROs) are unable or fail to fulfill their obligations to us for any reason, our ability to meet clinical and commercial supply demand for current and future product candidates may become impaired.

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

Also, as governments and regulators focus on containing the COVID-19 virus outbreak, and prioritize their work and resources accordingly, there is no guarantee that interruptions or delays in the operations of the FDA or other regulatory authorities in other jurisdictions will not impact the review and approval timelines for the marketing applications we may submit for current and future product candidates. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns like the COVID-19 pandemic could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified product candidate(s) from being developed, or approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA, EMA and other regulatory agencies to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s and EMA’s ability to hire and retain key personnel and accept the payment of user fees, global health concerns like the COVID-19 pandemic and other events that may otherwise affect the ability of any regulatory agency such as the FDA and EMA to perform routine functions. Average review times at the FDA and EMA have fluctuated in recent years as a result. In addition, government funding of the FDA, EMA and other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA or other agencies may slow the time necessary for our product candidate(s) to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.

Coverage and reimbursement may not be available for current and future product candidates (if and when approved for commercial sale), which could make it difficult for us to sell such product candidates profitably.

Market acceptance and sales of current and future product candidates will depend on coverage and reimbursement policies. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which products they will pay for and establish reimbursement levels. We cannot be sure that coverage and reimbursement will be available for current and future product candidates we may develop. Even if coverage is provided, we cannot be sure that the amount of reimbursement available, if any, will not reduce the demand for, or the price of, our product candidate(s). If reimbursement is not available or is available only at limited levels, we may not be able to successfully compete through sales of our proposed product candidate(s).

In the United States, no uniform policy of coverage and reimbursement for pharmaceutical products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations. Therefore, coverage and reimbursement for pharmaceutical products can differ significantly from payor to payor. Certain Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the Affordable Care Act marketplace and other private payor plans are required to include coverage for certain preventative services, including vaccinations recommended by the U.S. Centers for Disease Control’s, or CDC’s, Advisory Committee on Immunization Practices, or ACIP, without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members. For Medicare beneficiaries, vaccines may be covered for reimbursement under either the Part B program or Part D depending on several criteria, including the type of vaccine and the beneficiary’s coverage eligibility. If our vaccine candidate(s), once approved, is reimbursed only under the Part D program, physicians may be less willing to use our product candidate(s) because of the claims adjudication costs and time related to the claims adjudication process and collection of co-payments associated with the Part D program.

Outside the United States, certain countries, including a number of member states of the European Union, set prices and reimbursement for pharmaceutical products, with limited participation from the marketing authorization holders. We cannot be sure that such prices and reimbursement will be acceptable to us or our partners, if any. If the regulatory authorities in these jurisdictions set prices or reimbursement levels that are not commercially attractive for us, our revenues from sales by us, and the potential profitability of our product candidate(s), in those countries would be negatively affected. Additionally, some countries require approval of the sale price of a product before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. As a result, we might obtain marketing approval for a product candidate(s) in a particular country, but then may experience delays in the reimbursement approval of our product candidate(s) or be subject to price regulations that would delay our commercial launch of the product candidate(s), possibly for lengthy time periods, which could negatively impact the revenues we are able to generate from the sale of the product candidate(s) in that particular country.

Current and future legislation may increase the difficulty and cost for us and our partners, if any, to obtain marketing approval of and commercialize current and future product candidates and affect the prices we, or they, may obtain.

In the United States and some foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost-containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect our ability to profitably sell current and future product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act, was enacted in the United States. Among the provisions of the Affordable Care Act of importance to our potential product candidate(s), the Affordable Care Act: established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and congressional challenges to numerous aspects of the Affordable Care Act. By way of example, the 2017 Tax Reform Act included a provision repealing the individual mandate, effective January 1, 2019. On December 14, 2018, a U.S. District Court judge in the Northern District of Texas ruled that the individual mandate portion of the Affordable Care Act is an essential and inseverable feature of the Affordable Care Act, and therefore because the mandate was repealed, the remaining provisions of the Affordable Care Act are invalid as well. On December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional, but remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. On March 2, 2020, the U.S. Supreme Court granted the petitions for writs of certiorari to review the case. On November 10, 2020, the U.S. Supreme Court heard oral arguments regarding the constitutionality of the individual mandate. In June 2021, the U.S. Supreme Court ruled that the states that initially challenged the individual mandate did not have standing to sue. The U.S. Supreme Court did not rule on the constitutionality of the individual mandate. In addition, there may be other efforts to challenge, repeal or replace the Affordable Care Act. We are continuing to monitor any changes to the Affordable Care Act that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and will remain in effect through 2030, unless additional congressional action is taken. In addition, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. New laws may result in additional reductions in Medicare and other healthcare funding, which may materially adversely affect customer demand and affordability for our product candidates, if approved, and, accordingly, the results of our financial operations. We cannot predict whether future healthcare legislative or policy changes will be implemented at the federal or state level or in countries outside of the United States in which we may do business, or the effect any future legislation or regulation will have on us, but we expect there will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of health care.

We are subject to extensive and costly government regulation.

Any current and future product candidate(s) we may develop will be, subject to extensive and rigorous domestic government regulation, including with respect to Europe, regulation by the EMA and other relevant regional, national and local authorities, with respect to Israel, regulation by the Israeli Ministry of Health, and with respect to the U.S., regulation by the FDA, the CMS, other divisions of the U.S. Department of Health and Human Services, including its Office of Inspector General, the U.S. Department of Justice, the Departments of Defense and Veterans Affairs and, to the extent our product candidate(s) are paid for directly or indirectly by those departments, state and local governments and their respective foreign equivalents. The FDA regulates the research, development, preclinical and clinical testing, manufacture, safety, effectiveness, record keeping, reporting, labeling, storage, approval, advertising, promotion, sale, distribution, and import and export of pharmaceutical products under various regulatory provisions. Current and future product candidates we may develop, which will be tested and marketed abroad, will be subject to extensive regulation by foreign governments, whether or not we have obtained EMA, the Israeli Ministry of Health’s approval and/or FDA approval. Such foreign regulation may be equally or more demanding than corresponding European, Israeli or U.S. regulation.

Government regulation substantially increases the cost and risk of researching, developing, manufacturing, and selling products. Our failure to comply with these regulations could result in, by way of example, significant fines, criminal and civil liability, product seizures, recalls, withdrawals, withdrawals of approvals, and exclusion and debarment from government programs. Any of these actions, including the inability of current and future product candidates to obtain and maintain regulatory approval, would have a materially adverse effect on our business, financial condition, results of operations and prospects.

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, and diminished profits.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of current and future product candidates. Our current and future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and would market, sell and distribute our product candidate(s). As a biopharmaceutical company, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. Restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate include the following:

●	the federal healthcare Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving, paying or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, arrangement, or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers, among others, on the other;

●	federal civil and criminal false claims laws and civil monetary penalty laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by, Medicare, Medicaid, or other federal healthcare programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing or concealing an obligation to pay money to the federal government. Manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act. The False Claims Act also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the False Claims Act and to share in any monetary recovery;

●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious, or fraudulent statements in connection with the delivery of or payment for healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

●	the federal transparency requirements under the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively known as the Affordable Care Act, or ACA, including the provision commonly referred to as the Physician Payments Sunshine Act, and its implementing regulations, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

●	analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require pharmaceutical companies to comply with the industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; and state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information.

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

Changes in regulatory requirements and guidance or unanticipated events may occur during any clinical trials we may conduct may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may adversely affect the cost, timing and successful completion of a clinical trial. If we experience delays in the completion of, or if we terminate, any future clinical trials we may conduct, the commercial prospects for current and future product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.

If we acquire or license additional technologies or product candidate(s), we may incur a number of additional costs, have integration difficulties and/or experience other risks that could harm our business and results of operations.

We may acquire and in-license current and future product candidate(s) and technologies. Any current and future product candidate(s) or technologies we in-license or acquire will likely require additional development efforts prior to commercial sale, including extensive preclinical or clinical testing, or both, and approval by the FDA and applicable foreign regulatory authorities, if any. All product candidates are prone to risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate(s) or product candidate(s) developed based on in-licensed technology will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot assure you that any current and future product candidate(s) that we develop based on acquired or licensed technology that is granted regulatory approval will be manufactured or produced economically, successfully commercialized or widely accepted or competitive in the marketplace. Moreover, integrating any newly acquired or in-licensed product candidate(s) could be expensive and time-consuming. If we cannot effectively manage these aspects of our business strategy, our business may not succeed.

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

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer, Dr. Tamar Ben-Yedidia, our Chief Scientific Officer, and Mr. Elad Mark, our Chief Operating Officer. The early stage of our NanoAbs program creates uncertainty about our prospects and make it more difficult to attract and retain qualified executive and other key personnel.

We are a developmental stage biopharmaceutical company with no approved product candidate(s), which makes it difficult to assess our future viability.

We are a developmental stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute any future business plan, we may need to successfully:

●	execute development activities;

●	obtain required FDA and applicable foreign regulatory authorizations for the development and commercialization of current and future product candidates;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our product candidate(s);

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

If we are unsuccessful in accomplishing these objectives, we may not be able to develop any current and future product candidate(s), raise capital, expand our business or continue our operations.

We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline and other companies as well as companies and academic research institutes in various developmental stages attempting to develop COVID-19 therapies, such as Adagio and Vir. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidate(s), our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing, and render our product candidate(s) obsolete or non-competitive. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

The extent to which our product candidate(s) achieves market acceptance will depend on competitive factors, many of which are beyond our control. Competition in the biotechnology and biopharmaceutical industry is intense and has been accentuated by the rapid pace of technology development. Our competitors also compete with us to:

●	attract parties for acquisitions, joint ventures or other collaborations;

●	license proprietary technology that is competitive with current and future product candidates;

●	attract funding; and

●	attract and hire scientific talent and other qualified personnel.

We may be subject to legal proceedings and/or to product liability lawsuits.

We could incur substantial costs and be required to limit commercialization in connection with product liability claims relating to current and future product candidates, which may result in substantial losses.

Current and future product candidates could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials, but may nonetheless occur in the future. If any of these adverse events occur, they may render current and future product candidates ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

In addition, potential adverse events caused by current and future product candidates could lead to product liability lawsuits. If product liability lawsuits are successfully brought against us, we may incur substantial liabilities and may be required to limit the marketing and commercialization of any current and future product candidate(s). Our business exposes us to potential product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability claims. For example, changes in laws outside the U.S. are expanding our potential liability for injuries that occur during clinical trials. Product liability insurance is expensive, subject to deductibles and coverage limitations, and may not be available in the amounts that we desire for a price we are willing to pay. Product liability insurance for the pharmaceutical and biotechnology industries is generally expensive, if available at all. If, at any time, we are unable to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to clinically test, market or commercialize any current and future product candidate(s). A successful product liability claim brought against us in excess of our insurance coverage, if any, may cause us to incur substantial liabilities, and, as a result, our business, liquidity and results of operations would be materially adversely affected. In addition, the existence of a product liability claim could affect the market price of the ADSs.

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

We may not be able to successfully grow and expand. Successful implementation of any future business plan will require management of growth, including potentially rapid and substantial growth, which will result in an increase in the level of responsibility for management personnel and place a strain on our human and capital resources. To manage growth effectively, we will be required to continue to implement and improve our operating and financial systems and controls to expand, train and manage our employee base. Our ability to manage our operations and growth effectively will require us to continue to expend funds to enhance our operational, financial and management controls, reporting systems and procedures, and to attract and retain sufficient talented personnel. If we are unable to scale up and implement improvements to our control systems in an efficient or timely manner, or if we encounter deficiencies in existing systems and controls, then we will not be able to successfully commercialize any current and future product candidate(s). Failure to attract and retain sufficient talented personnel will further strain our human resources and could impede our growth or result in ineffective growth. Moreover, the management, systems and controls currently in place or to be implemented may not be adequate for such growth, and the steps we have taken to hire personnel and to improve such systems and controls might not be sufficient. If we are unable to manage our growth effectively, it will have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain adequate insurance, our financial condition could be adversely affected in the event of uninsured or inadequately insured loss or damage. Our ability to effectively recruit and retain qualified officers and directors could also be adversely affected if we experience difficulty in obtaining adequate directors’ and officers’ liability insurance.

Our business will expose us to potential liability that results from risks associated with conducting clinical trials of current and future product candidates. A successful clinical trial liability claim, if any, brought against us could have a material adverse effect on our business, prospects, financial condition and results of operations even though clinical trial insurance is successfully maintained or obtained. The current and planned insurance coverages may only mitigate a small portion of a substantial claim against us.

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

In some countries, including the countries comprising the European Union (the “EU”), the pricing of pharmaceuticals and certain other therapeutics is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate(s) to other available therapies. If reimbursement of our product candidate(s) is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Our internal computer systems, or those used by our contractors or consultants, may fail or experience security breaches or other unauthorized or improper access.

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we will rely on third parties to conduct clinical trials for, and manufacture, current and future product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidate(s) could be delayed.

As we become more dependent on information technologies to conduct our operations, cyber incidents, including deliberate attacks and attempts to gain unauthorized access to computer systems and networks, may increase in frequency and sophistication. These threats pose a risk to the security of our systems and networks, the confidentiality and the availability and integrity of our data and these risks apply both to us, and to third parties on whose systems we rely for the conduct of our business. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we and our partners may be unable to anticipate these techniques or to implement adequate preventative measures. Further, we do not have any control over the operations of the facilities or technology of our cloud and service providers, including any third party vendors that collect, process and store personal data on our behalf. Our systems, servers and platforms and those of our service providers may be vulnerable to computer viruses or physical or electronic break-ins that our or their security measures may not detect. Individuals able to circumvent such security measures may misappropriate our confidential or proprietary information, disrupt our operations, damage our computers or otherwise impair our reputation and business. We may need to expend significant resources and make significant capital investment to protect against security breaches or to mitigate the impact of any such breaches. There can be no assurance that we or our third party providers will be successful in preventing cyber-attacks or successfully mitigating their effects. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our current and future product candidate(s) could be delayed.

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

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Furthermore, California enacted the California Consumer Privacy Act (the “CCPA”), which gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation.

Foreign data protection laws, including EU General Data Protection Regulation (the “GDPR”), may also apply to health-related and other personal information obtained outside of the United States. The GDPR, which came into effect on May 25, 2018, introduced new data protection requirements in the European Union, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the EU and the United States remains uncertain. For example, in 2016, the EU and United States agreed to a transfer framework for data transferred from the EU to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union.

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

Risks Related to Dependence on Third Parties

Our NanoAbs program is based on an exclusive license from MPG, and we could lose our rights to this license if a dispute with MPG arises or if we fail to comply with the financial and other terms of the license.

We license the core intellectual property for our NanoAbs program from MPG under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development and commercialization of Covid-19 NanoAbs based on certain patents and intellectual property owned by MPG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. However, MPG is entitled to terminate the exclusivity rights or to terminate the license agreement if, among other things, the Company fails to submit an IND application by a certain date or if the patent rights licensed pursuant to the License Agreement are invalidated. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

If MPG terminates the license agreement, or licenses to a third party the intellectual property it had licensed to us pursuant to this license agreement, or if any dispute arises with respect to our arrangement with MPG, such dispute may disrupt our operations and would likely have a material and adverse impact on us if resolved in a manner that is unfavorable to us. Our NanoAbs program is based on the intellectual property licensed under the license agreement, and if the license agreement is terminated prior to its expiration, it could have a material adverse effect on our business, prospects and results of operations.

We rely on MPG to create and provide NanoAbs for our Covid-19 NanoAbs program and expect to rely on them for other NanoAbs programs that we may initiate in the future.

We rely on MPG to create and provide NanoAbs for our Covid-19 NanoAbs program and expect to rely on them for other NanoAbs programs that we may initiate in the future. If the supply of NanoAbs is disrupted or delayed, we will not be able to complete, or may be delayed in our efforts to, successfully develop and commercialize our current or future product candidates.

If we are ever to conduct clinical trials, we would rely on third parties to conduct any such clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

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

Furthermore, third parties that we rely on for our clinical development activities may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for any current and future product candidate(s). Our product development costs will increase if we experience delays in testing or obtaining marketing approvals.

A disruption to our GMP biologics manufacturing facility in Jerusalem could adversely affect our business.

Our current manufacturing facility contains highly specialized equipment and materials and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming, and costly to duplicate or, though a remote risk, may be impossible to duplicate. If this facility were damaged or destroyed, or otherwise subject to disruption, including contamination, it would require substantial lead-time to replace such manufacturing capabilities and could cause costly delays. In such event, we would be forced to identify and rely entirely on third-party contract manufacturers for an indefinite period of time, which we may not be able to do in a timely manner and would further increase our production costs. Any disruptions or delays at our facility or its failure to meet regulatory compliance would significantly impair our ability to advance our NanoAbs program, which would result in increased costs and losses and adversely affect our business and results of operations.

Use of third parties to manufacture current and future product candidate(s) may increase the risk that we will not have sufficient quantities of such product candidate(s) at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Our GMP biologics manufacturing facility in Jerusalem is capable of manufacturing an annual supply of current and future product candidate(s) suitable for regulatory or other similar uses. However, we may also rely on a third party CMO for commercial supply of current and future product candidates.

Reliance on a third party CMO entails risks, including:

●	Reliance on third party for regulatory compliance and quality assurance;

●	The possible breach of the manufacturing agreement by the third party;

●	The possible failure to manufacture sufficient quantities of current and future product candidates due to reasons outside of the reasonable control of the third party;

●	The possible misappropriation of our proprietary information, including our know-how; and

●	The possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

A CMO may not be able to comply with cGMP regulations or similar regulatory requirements outside of the U.S. Our failure, or the failure of our third party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidate(s), operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidate(s).

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

Our success, competitive position and future revenues, if any, depend in part on our ability to obtain and successfully leverage intellectual property covering our product candidate(s), know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

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

If patent rights covering our product candidate(s) and methods are not sufficiently broad, they may not provide us with any protection against competitors with similar products and technologies. Furthermore, if the United States Patent and Trademark Office (the “USPTO”) or any foreign patent office issue patents to us or our licensors, others may challenge the patents or design around the patents, or the patent office or the courts may invalidate the patents. An adverse determination in any opposition, derivation, revocation, re-examination, post-grant and inter parties review or interference proceedings or foreign equivalent, or litigation, challenging our patent rights or the patent rights of others could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and product candidate(s). Thus, any patents we own or license form or to third parties may not provide any protection against our competitors. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Moreover, there could be public announcements of the results of hearings, motions or other developments related to any of the foregoing proceedings. If securities analysts or investors perceive those results to be negative, it could cause the price of the ADSs to decline. Any of the foregoing could harm our business, results of operations and financial condition.

We cannot be certain that patents will be issued as a result of any pending applications, and we cannot be certain that any of our issued patents or patents licensed from MPG (or any other third-party in the future) will give us adequate protection from competing products. Further, even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity or enforceability and such patents may be challenged, invalidated, narrowed or held to be unenforceable.

We may be subject to a third-party pre-issuance submission of prior art to the United States Patent and Trademark Office, or USPTO, or equivalent foreign bodies. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

Moreover, some of our owned or in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, who could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.

It is also possible that others may obtain issued patents that could prevent us from commercializing our product candidate(s) or require us to obtain licenses requiring the payment of significant fees or royalties in order to enable us to conduct our business. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. As to those patents that we have licensed, our rights depend on maintaining our obligations to the licensor under the applicable license agreement, and we may be unable to do so.

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

A third party may claim that we are using inventions claimed by their patents and may go to court to stop us from engaging in our normal operations and activities, such as research, development and the sale of any current and future product candidate(s). Such lawsuits are expensive and would consume time and other resources. There is a risk that a court will decide that we are infringing the third party’s patents and will order us to cease the activities claimed by the patents, including to cease commercializing the infringing technology or product candidate(s), redesign our product candidate(s) or processes to avoid infringement, which may be impossible or require substantial time and monetary expenditure, or obtain licenses (which may not be available on commercially reasonable terms or at all). In addition, there is a risk that a court will order us to pay the other party damages for having infringed their patents.

There is no guarantee that any prevailing patent owner would offer us a license so that we could continue to engage in activities claimed by the patent, or that such a license, if made available to us, could be acquired on commercially acceptable terms. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties and other fees. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. In addition, third parties may, in the future, assert other intellectual property infringement claims against us with respect to our product candidate(s), technologies or other matters. Any claims of infringement asserted against us, whether or not successful, may have a material adverse effect on us. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs or in-license needed technology or other product candidate(s). There could also be public announcements of the results of the hearing, motions or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of the ADSs to decline. Any of the foregoing events could harm our business, financial condition, results of operations and prospects.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could result in third parties using our intellectual property to compete against us.

Although we believe that we take reasonable steps to protect our intellectual property, including the use of agreements relating to the non-disclosure of confidential information to third parties, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them, the agreements can be difficult and costly to enforce. Although we seek to enter into these types of agreements with our contractors, consultants, advisors and research and other partners, to the extent that employees and consultants utilize or independently develop intellectual property in connection with any of our projects, disputes may arise as to the intellectual property rights associated with current and future product candidates. If a dispute arises, a court may determine that the right belongs to a third party. In addition, enforcement of our rights can be costly and unpredictable. We also rely on trade secrets and proprietary know-how that we seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite the protective measures we employ, we still face the risk that:

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	others may be able to make compounds that are the same as or similar to current and future product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

●	we or our licensors or any future strategic partners might not have been the first to file patent applications covering certain of our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	it is possible that our pending patent applications will not lead to issued patents;

●	issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

●	we may not develop additional proprietary technologies that are patentable; and

●	the patents of others may have an adverse effect on our business.

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

A significant portion of our intellectual property has been and may in the future be developed by our employees in the course of their employment for us. Under the Israeli Patents Law, 5727-1967 (the “Patents Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patents Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Decisions by the Committee have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. However, a later decision by the Committee held that such right can be waived by the employee. The Committee further held that an explicit reference to the waived right is not necessary in every circumstance in order for the employee’s waiver of such right to be valid. Such waiver can be formalized in writing or orally or be implied by the actions of the parties in accordance with the rules of interpretation of Israeli contract law. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions.

We may receive less revenue from any current and future product candidate(s) if any of our employees successfully claim for compensation for their work in developing our intellectual property, which in turn could impact our future profitability.

Our employees may have been previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s former employer. Litigation may be necessary to defend against these claims. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidate(s) and be a distraction to management. Any of the foregoing events would harm our business, prospects and results of operations.

Patent terms may be inadequate to protect our competitive position on our product candidate(s) for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidate(s) are obtained, once the patent life has expired for a product candidate(s), we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidate(s), patents protecting such product candidate(s) might expire before or shortly after such product candidate(s) are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidate(s) similar or identical to ours.

Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidate(s), one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, there are no assurances that the FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate(s) will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable product candidate(s) could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

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

Our reporting and functional currency is the NIS, but some portion of our operational expenses are in U.S. Dollars and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from adverse effects.

Risks Related to our Securities

Our failure to meet the continued listing requirements of the Nasdaq Capital Market could result in a delisting of the ADSs.

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist the ADSs. Such a delisting would likely have a negative effect on the price of the ADSs and would impair shareholders’ ability to sell or purchase their ADSs when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

If we fail to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our shares, the delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.

Nasdaq requires that the closing bid price of the ADSs do not fall below $1.00 per share for 30 consecutive business days. If we are unable to maintain compliance with this closing bid price requirement, the ADSs could be delisted from Nasdaq. If this were to occur, trading of our securities would most likely take place in an over-the-counter market for unlisted securities. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our securities in an over-the-counter market, and many investors would likely not buy or sell our securities due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our securities would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our securities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our securities, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees and raise capital.

The controlling share ownership position of Angels Investments in High Tech Ltd. will limit your ability to elect the members of our board of directors, may adversely affect our share price and will result in our non-affiliated investors having limited influence on corporate actions.

Angels Investments in High Tech Ltd. (“AIHT”) is currently our controlling shareholder. As of February 15, 2021, AIHT beneficially owned approximately 22.7% of the voting power of our outstanding ADSs. Therefore, AIHT has the ability to substantially influence us through this ownership position. For example, AIHT may be able to substantially influence elections of directors, amendments of our organizational documents, and approval of any merger, amalgamation, sale of assets or other major corporate transaction. AIHT’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. So long as it continues to own a significant amount of our equity, AIHT will continue to be able to strongly influence our decisions.

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

The assets shown on our balance sheet are expected to consist primarily of cash and cash equivalents. Therefore, whether we will satisfy the assets test for the current or any future taxable year will depend largely on the quarterly value of our goodwill, and on how quickly we utilize our current and future cash balances in our business. Therefore, because we hold, and expect to continue to hold, substantial amounts of cash, there is a significant risk that we will be a PFIC under the assets test due to our decreased market capitalization and the volatility of the ADSs price. In addition, there is no assurance that the Internal Revenue Service will not assert that for purposes of the assets test a portion of our goodwill is not an active asset, in which case our risk of being or becoming a PFIC will increase. Further, it is not entirely clear how the income test should apply to a company like us and we may be a PFIC for any taxable year if the amount of our interest and other passive income constitutes 75% or more of our overall gross income as calculated for U.S. federal income tax purposes (generally, gross receipts minus cost of goods sold). Moreover, the composition of our income and assets may change. For these reasons, and since a company’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year. U.S. investors should therefore invest in the ADSs only if they are willing to bear the U.S. federal income tax consequences of an investment in a PFIC.

If we are a PFIC for any taxable year during which a U.S. investor owns the ADSs, such U.S. investor could be subject to certain adverse U.S. federal income tax consequences, including increased tax liability on gains from dispositions of the ADSs and certain distributions, and a requirement to file annual reports with the Internal Revenue Service. We intend to post on our website the information necessary for a U.S. investor to make a qualifying electing fund (“QEF”) election with respect to us and each Lower-tier PFIC (as defined in “Taxation — Material U.S. Federal Income Tax Considerations”) that is wholly-owned by us, for the current or any future taxable year, if (i) our investment income constitutes 75% or more of our gross receipts for such taxable year, or (ii) we otherwise determine that we were a PFIC for such taxable year. Any such QEF election will result in U.S. federal income tax consequences that are different from the general PFIC rules. See “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules” for more information.

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

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. If in the future we are not a foreign private issuer as of the last day of the second fiscal quarter in any fiscal year, we would be required to comply with all of the periodic disclosure, current reporting requirements and proxy solicitation rules of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our Ordinary Shares must be either directly or indirectly owned of record by non-residents of the United States or (b)(i) a majority of our managing directors, supervisory directors and executive officers may not be United States citizens or residents, (ii) more than 50% of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we were to lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. These rules and regulations could also make it more difficult for us to attract and retain qualified managing directors and supervisory directors.

We have not paid, and do not currently intend to pay, dividends on the ADSs and, therefore, unless our traded securities appreciate in value, our investors may not benefit from holding our securities.

We have not paid any cash dividends on the ADSs since inception. We do not anticipate paying any cash dividends on the ADSs in the foreseeable future. Moreover, the Israeli Companies Law, as amended (the “Companies Law”) imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

You may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive dividends or other distributions on our Ordinary Shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Ordinary Shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Ordinary Shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed under an applicable exemption from registration. In addition, conversion into U.S. dollars from foreign currency that was part of a dividend made in respect of deposited Ordinary Shares may require the approval or license of, or a filing with, any government or agency thereof, which may be unobtainable. In these cases, the depositary may determine not to distribute such property and hold it as “deposited securities” or may seek to effect a substitute dividend or distribution, including net cash proceeds from the sale of the dividends that the depositary deems an equitable and practicable substitute. We have no obligation to register under U.S. securities laws any ADSs, Ordinary Shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Ordinary Shares, rights or anything else to holders of ADSs. In addition, the depositary may withhold from such dividends or distributions its fees and an amount on account of taxes or other governmental charges to the extent the depositary believes it is required to make such withholding. This means that you may not receive the same distributions or dividends as those we make to the holders of our Ordinary Shares, and, in some limited circumstances, you may not receive any value for such distributions or dividends if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

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

You may be subject to limitations on transfer of the ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

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

The market price for the ADSs has been and is likely to remain highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the authorizations necessary to commence future clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new product candidate(s) or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations or decisions applicable to our product candidate(s) or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by these analysts;

●	future issuances of Ordinary Shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance;

●	nationalization of vaccines as part of a pandemic due to as part of national security, for example, under the U.S., Defense Production Act seizure of manufacturing; and

●	the other factors described in this “Risk Factors” section.

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

In addition, the trading prices for securities of other biopharmaceutical companies have been highly volatile as a result of the COVID-19 pandemic. The COVID-19 outbreak continues to rapidly evolve. The extent to which the outbreak may impact our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of any particular company. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Substantial future sales or perceived potential sales of the ADSs in the public market could cause the price of the ADSs to decline.

Substantial sales of the ADSs on Nasdaq may cause the market price of the ADSs to decline. Sales by us or our security holders of substantial amounts of the ADSs, or the perception that these sales may occur in the future, could cause a reduction in the market price of the ADSs.

The issuance by the Company of any additional ADSs, or grant of any securities by the Company that are exercisable for or convertible into our Ordinary Shares or ADSs, may have an adverse effect on the market price of the ADSs and will have a dilutive effect on our existing shareholders and holders of ADSs.

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

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our traded securities, the market price for the ADSs and trading volume could be negatively impacted.

The trading market for our securities may be influenced by the research and reports that industry or securities analysts publish about us, our business, our market or our competitors. We do not have any control over these analysts, and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding the ADSs, or provide more favorable relative recommendations about our competitors, the price of the ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could negatively impact the price of the ADSs or their trading volume.

Item 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our History

Our legal and commercial name is BiondVax Pharmaceuticals Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the Tel Aviv Stock Exchange (TASE), and we voluntarily delisted from the TASE in January 2018. In May 2015 we completed an initial public offering of ADSs and ADSs warrants (which have since expired) on the Nasdaq Capital Market.

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

Our capital expenditures for 2021, 2020 and 2019 amounted to approximately $138, 1,907, and $2,150 thousand, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

B.	Business Overview

We are a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since our inception, we have executed eight clinical trials, including a seven country, 12,400 participant Phase 3 trial of a prior influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. While M-001 did not meet its clinical endpoints and is no longer under development, we developed a highly experienced pharmaceutical industry leadership team and are aiming to develop a pipeline of diversified and commercially viable products and platforms, beginning with an innovative nanosized antibody (NanoAb) pipeline. NanoAbs are novel nanosized antibodies also known as VHH-antibodies or Nanobodies.

On December 22, 2021, we signed definitive agreements with MPG, the parent organization of the Max Planck Institute for Biophysical Chemistry, and the UMG, both in Germany, to enter into a strategic collaboration for the development and commercialization of innovative Covid-19 NanoAbs. The agreements provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

On March 23, 2022, we executed an additional research collaboration agreement with MPG and UMG covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis.

We lease approximately 1,800 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

Our Competitive Strengths

We believe that our people, process and technology give us distinct advantages over our competitors, as follows:

●	People: Our leadership team has deep biotech and pharmaceutical industry experience, including our Chairman of the Board Mark Germain (a director and former Co-Chairman of Pluristem Therapeutics, and a co-founder and former director of a number of other biotechnology companies including, without limitation, Alexion, Neurocrine, ChromaDex, Inc., Stem Cell Innovations, Inc., Omnimmune Corp. and Collexis Holdings, Inc.), Board director Samuel Moed (former Senior VP Corporate Strategy at Bristol Myers Squibb), Board director Jay Green (former Senior VP Finance and CFO of GSK’s global vaccines business) and COO Elad Mark (formerly employed by Novartis). Our CEO, Amir Reichman, has extensive vaccines R&D, supply chain, manufacturing, and engineering experience from Novartis in the U.S. and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, oversaw M-001 from R&D at the Weizmann Institute through the pivotal Phase 3 clinical trial. Dr. Ben-Yedidia conducted her preliminary research in the 1990’s under the guidance of Professor Ruth Arnon. Professor Arnon continues to serve as head of BiondVax’s Scientific Advisory Board.

●	Process: After years of experience, BiondVax has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality and GMP manufacturing processes. We are still under a master services agreement with our CRO, with whom we partnered for our Phase 3 clinical trial, and through which we retain access to over 90 medical centers in their investigational site network which can be re-activated should we in-license a clinical stage asset. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive value proposition versus other companies our size. In the past, we conducted a pivotal Phase 3 trial in over 100 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). The trial was completed on time and on budget. Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, a Phase 2b clinical trial in Europe, and a Phase 2 clinical trial conducted by the NIH/NIAID in the USA.

●	Technology: Our existing and advanced GMP manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, RNA, nanobodies and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Our Business Strategy

In the past, BiondVax was a one product company, solely focused on developing the M-001 universal influenza vaccine. Going forward, the Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	a pipeline of products for prevention (through vaccines) and treatment of infectious diseases and related illnesses, as well as well as other illnesses with large market opportunities for more effective treatments

●	a pipeline that would present various routes of drug delivery (e.g., intra-muscular, nasal, oral, etc.)

●	a pipeline that would rely on various platforms (different types of molecules and manufacturing platforms)

●	a pipeline of products at different stages of clinical development.

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

The Company has recently executed the first step of its new strategy by entering into a strategic collaboration with MPG and UMG for the development and commercialization of innovative NanoAbs for COVID-19 and several other disease indications.

Competition

Generally, our competitors include large fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop (i) COVID-19 antibody therapeutics (such as Adagio Therapeutics, and Vir Biotechnology) as well as (ii) other products for the prevention and treatment of disease targets that are the subject of our broader agreement with MPG and UMG.

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

Manufacturing

We have a mid-sized manufacturing facility in Jerusalem, which is capable of manufacturing GMP-compliant product candidates for use in either clinical trials or for small to medium scale commercial supply. Although we currently anticipate using our facility for future manufacturing of product candidates, we may also rely on a third party CMO.

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

Fixed assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were NIS 38.5 ($12.4 million) for the period ended on December 31, 2021 and NIS 39.6 million ($12.7 million) for the period ended on December 31, 2020.

Our Main Laboratory

Our facility in Jerusalem consists of laboratories, manufacturing suites, and offices. The laboratories include (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; (ii) virology lab; and (iii) research and development lab. The manufacturing suites, defined as “clean rooms”, include a fermentation suite (“upstream”), a protein purification suite (“downstream”) and formulation suite.

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

Research and other Grants

Finance Contract – European Investment Bank

We have borrowed Euro 24 million pursuant to the Finance Contract with the EIB. The loan was made to support developing and marketing M-001, pursuant to the Horizon 2020 framework of the EU. To date, we have drawn down all tranches of the loan and received Euro 24 million.

We entered into the Security Agreement with EIB granting it a first ranking floating charge in favor of EIB over all assets of the Company, excluding certain assets and/or intellectual property rights subject to the license agreement between the Company and YEDA Research and Development Company Limited, the technology transfer arm of Israel’s Weizmann Institute of Science (“Yeda”).

 The EIB financing is interest free and is repayable, per each tranche, in a single installment five years following the date each tranche was received. A failure to pay any amount payable under the Finance Contract shall cause interest to accrue on each unduly paid amount, at an annual rate equal to EURIBOR plus 2%.

In the event the Company elects to prepay the EIB financing, or in the event the EIB shall demand prepayment following certain events, including a change of control, senior management change or merger events, the Company shall be required to pay EIB the principal amount of the tranches already paid (the “Prepayment Amount”), plus the greater of: (i) the amount, as determined by EIB required in order for the EIB to realize an internal rate of return on the relevant amount prepaid of 20%; and (ii) the Prepayment Amount. The finance contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount.

In addition, and as consideration for the EIB financing, EIB is entitled to certain royalties on any revenue from M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and thus do not currently expect to make royalty payments to EIB.

On January 26, 2021, the EIB notified us that, among other things, they will not consider the failure of our pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the finance contract. However, the EIB cautioned us that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the finance contract, reserving any other right or remedy the EIB may have now or subsequently. There is no guarantee that the decision by the EIB in their letter will not change at any time and without any notice or that the EIB will not determine that an event of default has occurred under the finance contract, which could result in all loans extended under the finance contract being accelerated and secured creditor remedies being exercised.

As disclosed on our press release dated March 14, 2022, the Company and EIB have reached a commercial agreement, which is still subject to EIB’s formal approval, regarding restructuring of the Finance Contract in a manner that would serve both parties’ long-term interests. Proposed terms of the restructuring are as follows:

●	An extension of the maturity dates from 2023 (€20 million) and 2024 (€4 million) until December 2027.

●	Although the Loan has been outstanding since 2018, interest on the Loan will only begin to accrue starting January 1, 2022 at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the Loan period.

●	$900,000 will be paid by BiondVax as a reduction of principal shortly after the new terms become effective, and going forward 10% of any capital raises by BiondVax until maturity will be used to further repay the Loan principal.

●	Once BiondVax’s commercial sales exceed €5 million, 3% of BiondVax’s topline revenues will be paid to EIB as royalties up to a combined maximum of 2.8 times the original €24 million principal.

●	If BiondVax chooses to prepay any portion of the Loan (other than as required from future capital raises) the amount prepaid will be calculated such that the EIB realizes at least 20% IRR on its investment at the point of prepayment.

However, until definitive documentation is signed, there can be no assurance that the Company will successfully complete this renegotiation.

Israeli Innovation Authority

Since 2006, we received approximately $5.5 million in grants from the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and therefore do not currently expect to make any royalty payments to the IIA. The Company is subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, we do not expect these restrictions to be material to our ongoing operations.

Grant for the Construction of a Manufacturing Facility in Jerusalem

In 2017, we were awarded a grant of NIS 4 million for the construction of our facility in Jerusalem to support Phase 3 trials and commercial production of M-001. However, the grant money has not yet been disbursed due to the failure of M-001 in phase 3 clinical trials. BiondVax has recently reapplied for disbursement in light of its new agreements with MPI and UMG, and pursuant to a request from the Israeli Investment Authority, the IIA has appointed an external assessor to evaluate the viability and innovativeness of the technology licensed from MPI and UMG. The IIA has submitted its report to the Investment Authority, which is currently evaluating whether to approve the disbursement of the grant.

The grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. Pursuant to the terms of the grant, (i) at least 24% of the investments in the planned manufacturing facility’s fixed assets must be financed by additional share capital, (ii) the Company must maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years following receipt of the grant and (iii) we must grant a floating charge over our assets (excluding assets and/or intellectual property rights subject to the license agreement with Yeda). Any floating charge over our assets granted to the IIA will require the approval of the EIB.

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

The process required by the FDA before a new drug product may be marketed in the United States generally involves the following: completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the FDA’s Good Laboratory Practice, or GLP, regulations; submission to the FDA of an IND application, which must allow become effective before human clinical trials may begin and must be updated annually; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication; and submission to the FDA of a “new drug application (“NDA”) for a drug, and Biologic License Application (BLA) for biological product, after completion of all pivotal clinical trials.

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

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development and review of product candidates. For example, Fast Track designation is intended to expedite or facilitate the process for reviewing new biological products that meet certain criteria. Specifically, new biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biological product may request the FDA to designate the biological product as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. FDA may revoke the Fast Track designation if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Under the Breakthrough Therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for Breakthrough Therapy designation, which includes eligibility for the benefits of the Fast Track program, when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

A product is eligible for priority review if it is intended to treat a serious condition and, if approved or licensed, it would provide a significant improvement in safety or effectiveness. FDA intends to take action on a priority review marketing application within six months of receipt, compared to 10 months of receipt for regular review submissions.

Additionally, a product may be eligible for accelerated approval if it is intended to treat a serious or life-threatening disease or condition and would provide meaningful therapeutic benefit over existing treatments. Accelerated approval may be granted on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality and is reasonably likely to predict an effect on irreversible morbidity, mortality, or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval diligently perform adequate and well-controlled postmarketing clinical studies demonstrating clinical benefit. In addition, the FDA requires as a condition for accelerated approval the submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for licensure but may expedite the review process.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, sponsors must also submit pediatric study plans prior to the assessment data.

Those pediatric study plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after licensure of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is a type of non-patent marketing exclusivity in the U.S. and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

FDA Review of BLAs

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the U.S. The BLA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $2,875,842 for fiscal year 2021, and the manufacturer and sponsor under an approved BLA are also subject to annual program fees, currently $336,432 for each prescription product. These fees are typically increased annually. Sponsors of applications for drugs granted Orphan Drug Designation are exempt from these user fees.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs to encourage timeliness. Applications for standard review drug products are meant to be reviewed within ten months; applications for priority review drugs are meant to be reviewed in six. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA is required to refer an application for a novel biological product to an advisory committee or explain why such referral was not made. An advisory committee is typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not license the product unless compliance with cGMPs is satisfactory, and the application meets the appropriate standard. A BLA must include data that demonstrate that the biological product is safe, pure, and potent.

After the FDA evaluates the BLA and accompanying information and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval or licensure letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of BLA licensure, the FDA may require a REMS, to help ensure that the benefits of the biological product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product licensure may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product licenses may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA approves a product, it may limit the approved indications for use for the product; require that contraindications, warnings or precautions be included in the product labeling; require that postmarketing studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after licensure; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval, as applicable, of a new BLA or supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing supplements as it does in reviewing BLAs.

Biosimilars and Reference Product Exclusivity

The BPCIA created an abbreviated approval pathway for biological product candidates shown to be highly similar, or “biosimilar,” to or interchangeable with an FDA licensed reference biological product. Biosimilarity, which requires that a product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can generally be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the interchangeable biosimilar and the reference biological product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles and have slowed implementation of the BPCIA by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of reference product exclusivity, another company may obtain FDA licensure and market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the U.S. As stated above, pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, there has been discussion of whether Congress should reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation of the BPCIA is subject to significant uncertainty.

Post-Licensure FDA Requirements

Biological products manufactured or distributed pursuant to FDA licenses are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion with the product. After licensure, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and licensure. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Often times, even after a biological product has been licensed by the FDA for sale, the FDA may require that certain post-licensure requirements be satisfied, including the conduct of additional clinical studies. If such post-approval requirements are not satisfied, the FDA may withdraw its licensure of the biological product. In addition, holders of a biological product license are required to report certain adverse reactions to the FDA, comply with certain requirements concerning advertising and promotional labeling for their products, and continue to have quality control and manufacturing procedures conform to cGMP after approval. In addition, biological product manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements and other aspects of regulatory compliance. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Among the conditions for BLA licensure is the requirement that the manufacturing operations conform on an ongoing basis with cGMP. In complying with cGMP, we must expend time, money and effort in the areas of training, production and quality control within our own organization and at our contract manufacturing facilities. A successful inspection of the manufacturing facility by the FDA is usually a prerequisite for final licensure of a biological product. Following licensure of the BLA, we and our manufacturers will remain subject to periodic inspections by the FDA to assess continued compliance with cGMP requirements and the conditions of licensure. We will also face similar inspections coordinated by foreign regulatory authorities. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once licensure is granted, the FDA may withdraw licensure if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-licensure clinical trials;

●	refusal of the FDA to license pending BLAs or supplements, or suspension or revocation of product licensure;

●	product seizure or detention, or refusal to permit the import or export of products;

●	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

●	mandated modification of promotional materials and labeling and the issuance of corrective information;

●	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

●	injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates marketing, labeling, advertising and promotion of products that are placed on the market. Biological products may be promoted only for the licensed indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

In addition, the distribution of prescription drug products, including most biological products that require a prescription, is subject to the Prescription Drug Marketing Act, or the PDMA, which regulates the distribution of drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Other U.S. Healthcare Laws and Compliance Requirements

Among others, the FDA, HHS, Office of Inspector General, the CMS and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the preclinical and clinical development, manufacture, marketing, and distribution of drugs such as those we are developing. These agencies and other federal, state, and local entities regulate, among other activities, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, sales, commercialization, marketing, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the U.S. and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the U.S., although there can be important differences. Additionally, some significant aspects of regulation in the EU are addressed in a centralized way, but country-specific regulation remains essential in many respects.

Although we do not currently have any products on the market, in addition to FDA restrictions on marketing of pharmaceutical products, we are also subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments. Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation and may constrain the financial arrangements and relationships through which we research, develop, and, ultimately, sell, market, and distribute any products for which we obtain marketing approval. Such laws include, without limitation:

●	The federal Anti-Kickback Statute, an intent-based criminal statute that prohibits, among other activities, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing any remuneration (including any kickback, bride, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	The federal civil and criminal false claims laws, including the civil FCA, which prohibit individuals or entities from, among other activities, knowingly presenting, or causing to be presented, to the federal government claims for payment or approval that are false, fictitious, or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement.

●	The federal civil monetary penalties laws, which prohibit, among other activities (1) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program, (2) failing to report and return a known overpayment, or (3) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies.

●	The federal criminal statutes enacted under HIPAA which impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program; knowingly and willfully embezzling or stealing from a healthcare benefit program; willfully preventing, obstructing, misleading, or delaying a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

●	The federal Physician Payment Sunshine Act, enacted as part of the ACA, which imposes annual reporting requirements for certain manufacturers of drugs, devices, biological products, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to “covered recipients,” which include U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. For reports submitted to CMS on or after January 1, 2022, such obligations will include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives.

●	The FDCA and PHSA, which regulate licensure of biological products and prohibit the misbranding and adulteration of biological products.

●	Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply with respect to healthcare items or services reimbursed by non-governmental third party-payors and may be broader than their federal equivalents; state and foreign laws requiring pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and/or the relevant compliance guidance promulgated by the federal government or otherwise restricting payments that may be made to healthcare providers; state laws and regulations requiring drug manufacturer disclosures to state agencies and/or commercial purchasers with respect to certain price increases; state and foreign laws requiring drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and restricting marketing practices or requiring disclosure of marketing expenditures and pricing information; and state and local laws that requiring registration of pharmaceutical sales representatives.

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business.

Safeguards we implement to discourage improper payments or offers of payments by our employees, consultants, and others may be ineffective, and violations of the FCPA and similar state laws may result in severe criminal or civil sanctions, or other liabilities or proceedings against us, any of which would likely harm our reputation, business, financial condition and results of operations.

Violations of any of these laws or any other applicable laws or regulations may result in significant penalties, including, without limitation, administrative, civil, and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid, and imprisonment. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. These third-party payors are increasingly reducing coverage and reimbursement for healthcare items (including drugs) and services. Moreover, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used.

In addition, the U.S. government, states, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of lower-cost or generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit sales of any drug product. Decreases in third-party reimbursement for any drug product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we may become subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain pricing metrics to the government, including the Average Manufacturer Price, or AMP, and Best Price under the MDRP, the Medicare Average Sales Price, the 340B Ceiling Price, and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with these laws and regulations will require significant resources and may have a material adverse effect on our revenues.

Healthcare Reform

In the U.S., in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private payors, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing the federal healthcare programs, provider reimbursement, and healthcare fraud and abuse laws. For example, the ACA:

●	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the AMP;

●	required collection of rebates for drugs paid by Medicaid managed care organizations;

●	expanded beneficiary eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

●	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

●	expanded the types of entities eligible for the 340B Drug Pricing Program;

●	established a new methodology by which rebates owed by manufacturers under MDRP are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

●	required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

●	imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” and biologic agents apportioned among these entities according to their market share in certain federal government programs;

●	established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

●	created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

●	required reporting of certain financial arrangements between manufacturers of drugs, biologics, devices, and medical supplies and physicians and teaching hospitals under the federal Physician Payments Sunshine Act; and

●	required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners.

Since its enactment, there have been executive, judicial, and legislative branch challenges to certain aspects of the ACA, and, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, policies that create barriers to obtaining access to health insurance coverage through the ACA marketplaces. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other efforts to challenge, repeal or replace the ACA, if any, will impact the ACA.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other changes, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislation, will continue into 2031, with the exception of a temporary suspension of the payment reduction from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Most recently, the American Rescue Plan Act of 2021 eliminates the statutory cap on drug manufacturers’ MDRP rebate liability effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ MDRP rebate liability is capped at 100% of AMP for a covered outpatient drug.

The cost of prescription drugs has been the subject of considerable policy discussion and debate in the U.S. Congress has considered and passed legislation, and the former Trump administration pursued several regulatory reforms to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. Congress has also continued to conduct inquiries into the prescription drug industry’s pricing practices. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Biden administration have expressed support for legislative and/or administrative measures to address prescription drug costs. The Biden administration has also taken several executive actions that signal changes in policy from the prior administration, including with respect to executive actions by the Trump administration related to prescription drug costs. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products.

We expect that additional state and federal healthcare reform and/or drug pricing measures will be adopted in the future, any of which could affect the pricing and/or availability of drug products, the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, and/or our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

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

Europe and Other Territories

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

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases, including M-00.1 It is optional for products with other new active substance (which has not been developed for the diseases named in the Annex of the relevant EU-Regulation on the authorization of medicinal products for human use and the EMA), those products that are highly innovative, or for which a centralized process is in the interest of participants. M-001 falls under the compulsory centralized procedure category. Under the centralized procedure category in the European Union, the maximum time frame for the evaluation of a marketing authorization application by the Committee of Medicinal Products for Human Use (CHMP) is 210 days after receipt of a valid application (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, for which there is no single definition, but which needs to be justified by the applicant and assessed by the CHMP on a case-by-case basis. Relevant criteria can be: the seriousness of the disease, such as seriously disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days. On the basis of the CHMP opinion, the European Commission will decide on the marketing authorization within 67 days after receipt of the CHMP opinion.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application (Assessment Step I). Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials (Assessment Step II). If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the matter will be referred to the Coordination Group for Mutual Recognition Procedures and Decentralized Procedures (CMDh) at the EMA. If within 60 days of the referral a consensus is not reached, the matter and the disputed points will eventually be referred to the CHMP with EMA. The decision on whether the product can be approved is then taken by the European Commission on the basis of the opinion of the CHMP. The decision of the European Commission is binding on all member states. After the close of the procedure and review of the national translations of the texts for the labelling of the labelling, the package leaflet and the summary of product characteristics the reference member state and the concerned member states issue national marketing authorization within a further 30 days (National Step).

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

Intellectual Property

We license the core intellectual property for our NanoAbs program from MPG under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development and commercialization of Covid-19 NanoAbs based on certain patents and intellectual property owned by MPG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

We have an exclusive license to two families of patents and pending patent applications relating to influenza vaccines, particularly M-001, and to their manufacture and use. We have an exclusive worldwide license for the development, manufacturing, marketing, sale, distribution and importing of products based, directly or indirectly, on these two families of patents from Yeda, pursuant to a license agreement executed in 2003, as amended in 2005. These patents relate to M-001, and Yeda is entitled to certain royalties on revenue developed with the licensed IP. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and thus do not currently expect to make royalty payments to Yeda.

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

For the year ended December 31, 2021, cash outflow for our office and laboratory leases amounted to NIS 1.1 million ($0.35 million).

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were NIS 38.5 million ($12.4 million) as of December 31, 2021 and NIS 34.9 million ($12.7 million) as of December 31, 2020.

For a description of our current laboratory see Item 4B. “Business Overview – Manufacturing”.

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2021 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (the “IASB”).

Company Overview

We are a biopharmaceutical company focused on developing, manufacturing and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses. Since our inception, we have executed eight clinical trials including a seven country, 12,400 participant Phase 3 trial of a prior influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. While M-001 did not meet its clinical endpoints and is no longer under development, we developed a highly experienced pharmaceutical industry leadership team, and are aiming to develop a pipeline of diversified and commercially viable products and platforms, beginning with an innovative nanosized antibody (NanoAb) pipeline. NanoAbs are novel nanosized antibodies also known as VHH-antibodies or Nanobodies.

On December 22, 2021, we signed definitive agreements with MPG, the parent organization of the Max Planck Institute for Biophysical Chemistry, and UMG, both in Germany, to enter into a strategic collaboration for the development and commercialization of innovative Covid-19 NanoAbs. The agreements provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

On March 23, 2022, we executed an additional research collaboration agreement with MPG and UMG covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration.

Since our incorporation, we primarily focused our efforts on research and development and clinical trials of M-001. We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials and general administrative expenses in support of our operations. We have not generated any revenue, expect to incur substantial losses for the foreseeable future and may never become profitable. For the years ended December 31, 2019, 2020 and 2021, we had net losses of $31,596, $1,386 and $12,855 thousand, respectively, and we expect such losses to continue for the foreseeable future. In addition, as of December 31, 2021, we had an accumulated deficit of approximately $117,290 thousand and we expect to experience negative cash flow for the foreseeable future.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations and, to date, have not generated revenues.

To date, we have funded our operations primarily through (i) the sale of equity securities in both public and private offerings, (ii) a rights offering, (iii) exercises of warrants issued in connection with our initial public offering in the U.S., (iv) funding received from the IIA, and (iv) proceeds from the Finance Contract with the EIB. In February, 2021 and December 2021, we raised gross proceeds of approximately $13.8 million and $9.8 million, respectively, in underwritten offerings of the ADSs. As of December 31, 2021, we had approximately NIS 54 million ($17.4 million) of cash and cash equivalents.

We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds to further develop our research and development programs. As a result of our research and development activities and our failure to generate revenues since our inception, among other things, our net loss for the year ended December 31, 2021 was approximately NIS 39.9 million ($12.8 million).

Cost of Revenues

Our total cost of revenues includes expenses for the manufacturing of NanoAbs, including the cost of raw materials, employee-related expenses including salaries, equity based-compensation and other benefits and related expenses, rental fees, utilities and depreciation. We expect that our cost of revenues will continue to increase.

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

Developing bio-pharmaceutical vaccines and medicines, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe that our existing cash resources (inclusive of gross proceeds of approximately $9.8 million received by the Company from a public follow-on offering completed in December 2021 described in “Liquidity and Capital Resources” below) will be sufficient to fund our projected cash requirements at current monthly rates for at least the next 24 months. we will require significant additional financing in the future to fund our operations, including if and when we conduct clinical trials, obtain regulatory approval and obtain commercial manufacturing capabilities for any Company product candidate and commercialize such product candidates. Our future capital requirements will depend on many factors, including:

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

Since 2006, we received $5.5 million in IIA grants and Euro 24 million ($27.6 million) in EIB loans.

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

Participation by Third Parties

Our research and development expenses are net of certain participations by third parties.

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

In accordance with the EIB loan agreement, and due to the said above, the Company is required to pay EIB the principal amount of the tranches already loaned by the EIB to the Company, within five years of the date of each tranche of the loan. On December 31, 2020, the Company re-evaluated the loan in the sum of NIS 60,421 ($19,428).

As a result, the Company recorded an amount of NIS 62,800 ($20,193) as revaluation income of the EIB loan and the amount of NIS 12,685 ($4,078) for the IIA liability and recorded them under line-item ‘other income’ in the statement of other comprehensive loss.

As of December 31, 2021, the EIB loan balance is $20,338 (approximately NIS 63,252).

As of the report date, the outstanding principal amount regarding the EIB loan in nominal terms is 84,477 $27,163 (approximately NIS 84,477 ).

Research and development grants received from the European Union are recorded against a corresponding reduction in research and development expenses.

The Company is currently negotiating a restructuring of the EIB loan with the EIB. See “Finance Contract – European Investment Bank” on page 43.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2021.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Research and Development Expenses, net

Our research and development expenses, net for the year ended December 31, 2021 amounted to NIS 10.3 million ($3.3 million) compared NIS 51.5 ($16.5 million) for the year ended December 31, 2020. The decrease was primarily a result of the Phase 3 clinical trial of the universal vaccine product failure.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2021 amounted to NIS 24.5 million (approximately $7.8 million) compared to NIS 16.7 million (approximately $5.4 million) for the year ended December 31, 2020. The increase was primarily a result of an increase in Salaries and related expenses of NIS 4.8 million (approximately $1.5 million) due to increased board costs and bonuses, separation agreement with the former CEO and hiring of new employees, increase in Professional services of NIS 2.0 million (approximately $0.65 million), and insurance expenses of NIS 0.5 million (approximately $0.16 million),

Financial Expense (Income), Net

Our financial expenses, net for the year ended December 31, 2021 amounted to NIS 5.1 million ( approximately $1.6 million), primarily from financial expenses in respect of loans from EIB of NIS10.8 million approximately $3.5million), offset by currency exchange expenses of NIS 5.7 million (approximately $3.5million) .

Our financial expenses, net for the year ended December 31, 2020 amounted to NIS 11.8 million (approximately $3.8 million) primarily from warrants revaluation of NIS 14.4 million (approximately $4.6 million), off set by and currency exchange income of NIS 1.7 million (approximately $0.5 million), and Revaluation of IIA liability of NIS 2.1 million (approximately $0.7 million).

Net Loss

As a result of the foregoing research and development, marketing general and administrative expenses, other income (loss), and as we have not yet generated revenues since our inception, our net loss for the year ended December 31, 2021 was NIS 39.9 million (approximately $12.8 million), compared to our net loss for the year ended December 31, 2020 of NIS 4.5 million ($1.4 approximately million).

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

See Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB. Information regarding the outstanding loan from the EIB is set forth above in “Research and other Grants: Finance Contract – European Investment Bank.”

As of December 31, 2021, we had cash and cash equivalents of NIS 54 million (approximately $17.3 million) as compared to NIS 9.4 million (approximately $3.0 million) as of December 31, 2020. Our cash and cash equivalents are denominated in NIS and US dollars.

Net cash used in operating activities was NIS 24.5 million (approximately $7.8 million) for the year ended December 31, 2021, compared with net cash used in operating activities of NIS 72.5 million (approximately $23.3 million) for the year ended December 31, 2020.

Net cash used by investing activities for the year ended December 31, 2021 was NIS 0.36 million (approximately $0.12 million) compared with net cash used by investing activities of NIS 5.9 million (approximately $1.9 million) for the year ended December 31, 2020, and primarily reflects purchase of fixed assets, proceeds from sale of equipment and change in long term assets.

Net cash provided by financing activities for the year ended December 31, 2021 was NIS 67.7 million (approximately $21.8 million), mostly from gross proceeds from the underwritten public offerings in the U.S. in an aggregate amount of NIS 69.0 million (approximately $22.1 million), offset by payment of lease liabilities in the aggregate amount of NIS 1.2 million (approximately $0.39 million), compared NIS 13.7 million (approximately $4.4 million) as of December 31, 2020, mostly from proceeds from the exercise of warrants issued to the public in connection with our initial public offering in the U.S. in the aggregate amount of NIS 14.8 million (approximately $4.76 million), proceeds from the exercise of employee options in the aggregate amount of NIS 0.16 million (approximately $0.05 million) offset by payment of lease liabilities in the aggregate amount of NIS 1.24 million ( approximately $0.4 million).

At December 31, 2021, our accumulated deficit amounted to $117.3 million. We had working capital of $15.4 million as of December 31, 2021. In the future, we may raise additional capital from external sources in order to continue the longer-term efforts contemplated under our business plan. We expect to continue incurring losses for the foreseeable future and may need to raise additional capital to pursue our product development initiatives, to penetrate markets for the sale of our Company product candidates and continue operations as presently maintained. We cannot provide any assurance that we will raise additional capital. Our management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means; however, we have not secured any commitment for new financing at this time nor can we provide any assurance that new financing will be available on commercially acceptable terms, if at all. If the economic climate in the U.S. deteriorates, our ability to raise additional capital could be negatively impacted. If we are unable to secure additional capital, we may be required to curtail our research and development initiatives and take additional measures to reduce costs in order to conserve cash in amounts sufficient to sustain operations and meet our obligations. These measures could cause significant delays in our efforts to commercialize our products, which is critical to the realization of our business plan and our future operations.

On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net sum of $12,836 (approximately NIS 42,292) and a net sum of $12,465 (approximately NIS 41,137) after deduction of issuance expenses.

On December 27, 2021, the Company closed an underwritten offering in which it sold 3,813,560 ADSs at a public offering price of $2.36 per ADS. On December 27, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 330, 508 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $9,780. The Company received a net sum of $9,020 (approximately NIS 28,062). and a net sum of $8,817 (approximately NIS 27,866) after deduction of issuance expenses.

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

E. Critical Accounting Policies

Our consolidated financial statements and the related notes thereto included elsewhere in this annual report are prepared in accordance with IFRS. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.

We believe that the following accounting policies involve a substantial degree of judgment and complexity, and accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

We describe our significant accounting policies in Note 2 to our financial statements for the year ended December 31, 2021.

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

Name	Age	Position
Amir Reichman	46	Chief Executive Officer and Director
Tamar Ben-Yedidia	58	Chief Scientist
Uri Ben-Or	51	Chief Financial Officer
Elad Mark	40	Chief Operating Officer

Mark Germain	71	Chairman of the Board of Directors
Jay Green	50	Director
George H. Lowell	76	Director
Morris Laster(1) (2)	57	Director
Yael Margolin(1) (2)	69	External Director
Samuel Moed	59	Director
Adi Raviv(1) (2)	66	External Director
Avner Rotman	78	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Mr. Amir Reichman became full-time CEO of the Company on March 2, 2021 after sharing CEO duties during a transition period beginning on January 21, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 until Novartis Vaccines was acquired by GSK in 2015. In 2003, Mr. Reichman’s biotechnology engineering research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company focused on transdermal drug delivery systems that was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s Chief Engineer and Senior Scientist until his departure in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 – 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza.”

Mr. Uri Ben-Or, CPA, MBA, has served as our Chief Financial Officer since 2007. In January, 2007, Mr. Ben-Or founded CFO Direct, in which he has served as the chief executive officer and through which he provides his services to our company. Mr. Ben-Or has over 20 years of experience and significant expertise in corporate finance, accounting, M&A transactions and IPOs, and has served as CFO with life science companies traded on the TASE, on Nasdaq and over the counter. Mr. Ben-Or holds a B.A. degree in Business from the College of Administration, and a M.B.A degree from the Bar Ilan University and is a certified public accountant in Israel.

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

Mr. Jay Green CPA, CA, MAcc, completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green most recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

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

Our Scientific Advisory Board

Our Scientific Advisory Board includes specialists and experts in Israel, with experience in the fields of biochemistry, infectious diseases and medical research. Our Scientific Advisory Board plays an active role in advising us with respect to our products, technology development, clinical trials and safety. Pursuant to their respective appointment letters, our advisory board members are entitled to receive the following compensation: (i) a per diem cash payment of $1,000 plus VAT (aside from Professor Ruth Arnon who is entitled to receive $1,400 plus VAT), for Scientific Advisory Board meetings attended in Israel or consultation services provided during a period longer than 4 consecutive hours, or a proportion of such amount for a partial day of less than 4 consecutive hours (aside from Professor Ruth Arnon, who shall be entitled to a full day amount or any proportion of such full day amount based on a full day being 8 hours); (ii) a per diem cash payment of $2,000 plus VAT (aside from Professor Ruth Arnon who is entitled to receive $2,400 plus VAT), per full day of Scientific Advisory Board meetings or full session consultation attended outside of Israel, provided, that, in the event travel time exceeds 48 hours, additional compensation will be provided at a rate of $1,000 per each 24 hours; and (iii) with respect to Professor Michel Revel, for occasional consultations (less than 4 consecutive hours per each consultation) which do not fall under any of the above categories, the compensation shall be calculated based on a fee of $250 per full hour of consultation. Each member of our Scientific Advisory Board was granted options to purchase ordinary shares of our Company pursuant to their respective appointment letters.

The following table sets forth certain biographical information with respect to our Scientific Advisory Board members:

Professor Ruth Arnon, the head of our Scientific Advisory Board, is the inventor of the new synthetic influenza vaccine and head of BiondVax’s Scientific Advisory Board. Formerly Vice-President of the Weizmann Institute of Science (1988-1997), Professor Arnon is an internationally acclaimed immunologist. Along with Prof. Michael Sela, she conceptualized and developed Copaxone®, a drug for the treatment of multiple sclerosis which was approved by the FDA and is presently marketed worldwide. Prior to her appointment as Vice-President of the Weismann Institute, Prof. Arnon served as Head of the Department of Chemical Immunology and as Dean of the Faculty of Biology. From 1985 to 1994, Prof. Arnon was Director of the Weisman Institute’s McArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions in the fields of vaccine development, cancer research and to the study of parasitic diseases. She has served as President of the European Federation of Immunological Societies, and as Secretary-General of the International Union of Immunological Societies. Dr. Arnon is the recipient of numerous international and Israeli awards including the prestigious Israel Prize. Prof. Arnon was also the Advisor for Science to the President of Israel. She is a member of the Israel Academy of Sciences, where she served as President from 2010-2015. Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

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

Prof. George H. Lowell, M.D., a member of our board of directors, also serves on our Scientific Advisory Board. Biographical information regarding Prof. Lowell appears above.

B.	Compensation

Compensation of Directors and Executive Officers

Directors

 Each of our non-management directors receives a cash retainer, meeting participation fees, and equity awards, as detailed below. The compensation of our external directors is under the “relative compensation” track for external directors in accordance with the Companies Law Regulations.

Prior to April 6, 2021, each non-management director other than Mr. Germain received an annual cash retainer of NIS 26,080. Effective April 6, 2021, this amount was increased to $30,000. Prior to April 6, 2021, each non-management director received a per-meeting fee of NIS 1,556.25 for Board and committee meetings and NIS 622.50 for each written Board or committee written consent. Effective April 6, 2021, this was increased to $1,000 and $500, respectively. During 2021, we paid our directors a total of NIS 2,584 thousand ( approximately $830 thousand) in annual and meeting participation fees and bonusses.

The foregoing increases to cash compensation were made after the compensation committee and board of directors surveyed peer Israeli public companies based on data provided from an independent consulting firm and found that the cash compensation paid to non-management directors was, and had been, significantly below that of the average of such peer companies. In light of this survey, the compensation committee and board of directors believed that an increase in the cash compensation paid to the non-management directors was warranted due to the increased complexity associated with the efforts to grow BiondVax into a multi-asset biopharmaceutical company with a focus on infectious diseases, the greater engagement of Company directors in order to build a new product pipeline and to retain existing qualified directors and attract such qualified directors in the future.

Following shareholder approval, we have granted equity awards to our non-management directors. In 2021, shareholders approved the option and RSU awards to each of our non-management directors other than Mr. Germain and Mr. Moed. We granted to such directors options to purchase an aggregate of 150,000 ADSs of the Company at an exercise price of $6.95. The options vest in equal monthly installments over a period of three years, commencing one month following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. We granted 30,000 RSUs, which vest in equal monthly installments over a period of three years, commencing one month following the date of shareholder approval. The RSUs are subject to accelerated vesting in the event of a change of control.

In 2021, for his service on the Board, Mr. Germain was granted options to purchase 160,000 ADSs of the Company at an exercise price of $6.95. The options vest in equal monthly installments over a period of four years, commencing one month following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

Following shareholder approval, our non-management directors also received a one-time payment for special efforts on behalf of the Company. Mr. Germain received $90,000 and each other non-management director received $30,000.

Pursuant to shareholder approval in 2012, incumbent directors who were serving in 2012 are entitled to a one-time bonus in connection with (i) the sale of all or substantially all of our assets or (ii) a commercialization of one of our products, in each case with aggregate proceeds of at least $10 million. The one-time bonus shall be equal to 0.5% of the proceeds received by us under the material agreement, which shall be limited an aggregate amount of NIS 50 million ($15.4 million) under our Compensation Policy.

For the year ended December 31, 2021, we paid an aggregate of NIS 2,584 thousand (approximately $830 thousand) to our directors.

Executive Officers

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2021.

Name	Base Salary or Other Payment NIS	Value of Social Benefits (1) NIS	Value of Equity Based Compensation Granted (2) NIS	All Other Compensation (3) NIS	Total NIS	Total (USD)
Mr. Amir Reichman Chief Executive Officer	2,062	44	1,780	27	3,913	1,258
Dr. Tamar Ben-Yedidia Chief Scientific Officer	687	163	267	60	1,177	378
Mr. Uri Ben-Or Chief Financial Officer	549	33	-	-	582	187
Mr. Elad Mark Chief Operating Officer	681	65	76	67	890	412

(1)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Includes RSU's and options.

(3)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

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

We have set aside or accrued a total amount of NIS 314,000 ($101,000) during 2021 to provide pension, retirement or similar benefits.

Services Agreement with Our Chairman of the Board

We are party to a services agreement with Mr. Germain, pursuant to which he receives a monthly payment of $10,000. Pursuant to this agreement, in May 2019, Mr. Germain was granted an option to purchase 130,710 ADSs at an exercise price of $7.98 per ADS.  25% of the options vested upon approval by shareholders, and the remainder vest in equal increments on each anniversary of the grant date, becoming fully vested on April 30, 2022.

Services and Employment Agreements with Our Chief Executive Officer

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

Furthermore, under the agreement Mr. Reichman is entitled to receive 600,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year on January 20, 2021 (the “Commencement Date”), and would become fully vested, in accordance with the terms of the grant, on January 20, 2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

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

Services and Employment Agreement with Our Chief Financial Officer

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben-Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended on August 31, 2014 and extended on June 11, 2020. CFO Direct is entitled to a monthly fee of NIS 15,000. The service agreement remained in effect until June 11, 2021, unless earlier terminated by either us or CFO Direct with 60 days prior written notice. The Company is currently negotiating a new service agreement with CFO Direct. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben-Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee). CFO Direct is entitled to receive a monthly compensation under the services agreement.

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben-Or on August 31, 2014 and extended on June 11, 2020, Mr. Ben-Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben-Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben-Or a pension insurance to Mr. Ben-Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben-Or’s discretion. Mr. Ben-Or’s employment agreement remained in effect until June 2021, unless earlier terminated by either us or Mr. Ben-Or with 60 days prior written notice, or by us immediately for cause. The Company is currently negotiating a new employment agreement with Mr. Ben-Or.

Employment Agreement with Our Chief Operating Officer

Pursuant to his employment agreement entered into with us on September 5, 2018, as amended April 1, 2021, Mr. Mark is employed by us in a 80% employment capacity, and has the right to dedicate up to 20% of his time to bioprocess consulting services provided to third parties. He is currently entitled to a monthly salary of NIS 44,000 which also includes monthly contributions equal to 7.5% of his monthly salary to an Education Fund (“Keren Hishtalmut”, a short-term savings plan available in Israel which is tax free to the employee up to a cap determined by law). In addition, we provide Mr. Mark with a leased company car and a mobile phone. Mr. Mark is entitled to 16 annual paid vacation days.

Mr. Mark’s employment agreement may be terminated by either us or Mr. Mark upon 60 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Mr. Mark is involved in an act which constitutes a breach of trust between his and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Mr. Mark’s inability to carry out his duties for a period exceeding 120 consecutive days, provided that his resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days).

Equity Compensation Plans

2005 Israeli Share Option Plan

The 2005 Israeli Share Option Plan (the “2005 Plan”) permits grants of options to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company. Options granted under the 2005 Plan are subject to applicable vesting schedules and generally expire 10 years from the grant date.

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

2018 Israeli Share Option Plan

The 2018 Israeli Share Option Plan (the “2018 Plan”) permits the granting of options, restricted share units or allotment of shares or other equity-based awards to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company, under similar terms and conditions to the 2005 Plan.

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

As of March **, 2022, the Company had awarded grants under the Option Plan to acquire 91,871,062 ordinary shares.

C.	Board Practices

Board of Directors

Under the Companies Law and our articles of association, our board of directors shall direct the Company’s policy and shall supervise the performance of the Company’s Chief Executive Officer. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by and serves at the discretion of our board of directors, subject to an agreement with Mr. Amir Reichman. All other executive officers are also appointed by our board of directors and are subject to the terms of any applicable employment or services agreements that we may enter into with them or with certain entities through which we receive their services. Other than Mr. Reichman, who is entitled to certain termination payments under his agreement with us, none of our directors are entitled to benefits upon termination of their service.

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

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is one. Our board of directors has determined that Adi Raviv has accounting and financial expertise and possesses professional qualifications as required under the Companies Law.

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

Audit Committee Role

Our board of directors adopted an audit committee charter effective upon the listing of the ADSs and warrants on the NASDAQ Capital Market that set forth the responsibilities of the audit committee consistent with the rules of the SEC and the listing rules of the NASDAQ Capital Market, as well as the requirements for such committee under the Companies Law, including the following:

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

Pursuant to the Companies Law and following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held on December 27, 2021.

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

Under the Companies Law and the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

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

As of December 31, 2021, we had 15 employees, 5 of whom were employed in finance and administration and 10 of whom were employed in research and development. All Company employees are in Israel.

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

The following table and notes set forth information, as of March 1, 2022, concerning the beneficial ownership of our securities by:

●	each of our directors and executive officers;

●	all of our executive officers and directors as a group; and

●	each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of the outstanding ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ordinary shares or Ordinary shares represented by the ADSs. Ordinary shares issuable under share options or other conversion rights that were exercisable within 60 days after March 1, 2022, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ordinary shares beneficially owned is based on 753,069,668 ordinary shares outstanding as of March 1, 2022.

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

	Ordinary	Percent of
	Shares	Class%
Directors and Executive Officers
Avner Rotman (1)	1,105,567	*
George H. Lowell (2)	1,541,667	*
Uri Ben-Or (3)	-	*
Tamar Ben-Yedidia (4)	-	*
Elad Mark (5)	-	*
Mark Germain (6)	5,787,967	*
Morris Laster (7)	1,186,667	*
Adi Raviv (8)	946,667	*
Yael Margolin (9)	946,667	*
Sam Moed (10)	1,573,333	*
Amir Reichman (11)	4,800,000	*

5% Shareholders
Angels Investments in Hi Tech Ltd.	170,961,770	29.7%
All executive officers and directors as a group (11 people)	17,188,533	*	%

*	Less than 1%.

(1)	Consists of 158,900 shares, options to purchase 868,889 shares and 77,778 shares issuable upon settlement of vested RSUs. The options are comprised of options to purchase (i) 480,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 388,889 shares at an exercise price per share of $6.95 that expire in April 2031.

(2)	Consists of 355,000 shares, options to purchase 1,108,889 shares and 77,778 shares issuable upon settlement of vested RSUs. The options are comprised of options to purchase (i) 720,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 388,889 shares at an exercise price per share of $6.95 that expire in April 2031.

(3)	Consists of 22,000 unvested RSUs.

(4)	Consists of 78,500 unvested RSUs.

(5)	Consists of 44,300 unvested RSUs.

(6)	Consists of 1,466,666 shares and options to purchase 5,787,967 shares. The options are comprised of options to purchase (i) 3,921,300 shares at an exercise price per share of $8.58 that expire in May 2029 and (ii) 1,866,667 shares at an exercise price per share of $6.95 that expire in April 2031.

(7)	Consists of options to purchase 1,108,889 shares and 77,778 shares issuable upon settlement of vested RSUs. The options are comprised of options to purchase (i) 720,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 388,889 shares at an exercise price per share of $6.95 that expire in April 2031.

(8)	Consists of options to purchase 868,889 shares and 77,778 shares issuable upon settlement of vested RSUs. The options are comprised of options to purchase (i) 480,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 388,889 shares at an exercise price per share of $6.95 that expire in April 2031.

(9)	Consists of options to purchase 868,889 shares and 77,778 shares issuable upon settlement of vested RSUs. The options are comprised of options to purchase (i) 480,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 388,889 shares at an exercise price per share of $6.95 that expire in April 2031.

(10)	Consists of options to purchase 1,573,333 shares. The options are comprised of options to purchase (i) 480,000 shares at an exercise price per share of $7.28 that expire in March 2030 and (ii) 1,093,333 shares at an exercise price per share of $6.95 that expire in August 2030..

(11)	Consists of 4,800,000 shares issuable upon settlement of vested RSUs.

B.	Related Party Transactions

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

No significant changes have occurred since December 31, 2021, except as otherwise disclosed in this annual report.

Item 9. THE OFFER AND LISTING

A.	Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “BNDX” from June 18, 2007 and under the symbol “BVXV” from May 18, 2015 to February 2018 and were voluntarily delisted from trading on the TASE, effective February 2018. The ADSs have traded on the Nasdaq Capital Market under the symbol “BVXV” since May 11, 2015. The ADS warrants issued to investors in our initial public offering in the U.S. were traded on the Nasdaq Capital Market under the symbol “BVXVW” from May 11, 2015 until May 13, 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing forty Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “BVXV.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

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

Our authorized share capital consists of 1,800,000,000 ordinary shares, no par value each. As of December 31, 2021, there were 573,285,824 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

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

Transfer Agent and Depositary

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. The ADSs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon, which acts as depositary.

C.	Material Contracts

Our material agreements are (i) the license agreement and research collaboration agreements with MPG, (ii) the finance agreement with EIB, and (iii) our lease agreement for our facility in Jerusalem, each of which is described elsewhere in this Annual Report. We have not entered into any other material agreements in the two years immediately preceding the date of this Annual report.

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

The following discussion refers to the sale of our ordinary shares. However, the same tax treatment would apply to the sale of the ADSs.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 811,560 in a tax year (linked to the CPI each year), will be subject to an additional tax, referred to as Income Surtax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. Under an amendment enacted in December 2016 to the Tax Ordinance, for tax year 2017 and thereafter the rate of High Income Tax was increased to 3% and will be applicable to annual income exceeding NIS 640,000 (linked to the CPI each year – NIS 663,240 as for 2022). For this purpose, taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty), and who holds ordinary shares as a capital asset, is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale; (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel or (iii) such U.S. resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes and such U.S. resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed on such sale, exchange or disposition, subject to the limitations under the United States federal income tax laws applicable to foreign tax credits.

Taxation of Dividends Paid on our Ordinary Shares

The following discussion refers to dividends paid on our ordinary shares. However, the same tax treatment would apply to dividends paid on the ADSs.

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

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available electronically through the SEC website (http://www.sec.gov).

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, our functional and reporting currency, mainly against the U.S. dollar and the Euro. Although the NIS is our functional currency, a portion of our expenses are denominated in both U.S. dollar and Euro. Our U.S. dollar and Euro expenses consist principally of payments made to our partners at MPG and UMG, sub-contractors and consultants for pre-clinical trials and other research and development activities as well as payments made to purchase new equipment. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the NIS fluctuates significantly against either the U.S. dollar or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2021 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the year ended December 31, 2021, we implemented certain internal control procedures to address the previously identified material weaknesses related to our control environment, risk assessment and monitoring as described in more detail under “Remediation Efforts” below.

Previously Identified Material Weaknesses in Internal Control Over Financial Reporting

We previously identified and disclosed in our Annual Report on Form 20-F for the period ended December 31, 2020, material weaknesses in our internal control over financial reporting relating to the following:

●	Ineffective control activities due to the lack of sufficient documentation and timeliness in executing internal controls pursuant to company policies and procedures over financial reporting, including information technology controls and procedures; and

●	Ineffective controls over management’s review procedures including maintaining sufficient evidence of such review procedures for processing, recording and reviewing transactions related to certain contracts and certain monthly closing procedures

Remediation Efforts

Our management, with oversight from our audit committee and assistance from third-party specialists and input from our internal auditor, has implemented the following remediation steps to address the previously disclosed material weaknesses and to improve our internal control over financial reporting:

●	Performed a comprehensive risk assessment to identify, design, implement, and re-evaluate our control activities related to internal control over financial reporting;

●	Enhanced the tone, communication and overall awareness of the importance of internal control over financial reporting from executive management;

●	Strengthened the procedures regarding the documentation and controls of processes, especially with regard to the financial statement closing process; and

●	Conducted comprehensive examinations in accordance with accepted methodology in order to ensure the effectiveness of controls.

During the quarter ended December 31, 2021, we completed the testing and evaluation of the operating effectiveness of our internal controls and concluded that the previously reported material weaknesses have been remediated as of December 31, 2021.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

We paid the following fees for professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, for the years ended December 31, 2021 and 2020:

	2021	2020
	(in thousands of U.S. dollars)
Audit Fees	$100.5	$75
Audit-Related Fees	-	-
Additional fees	-	4
Total	$100.5	$79

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. disclosure regarding foreign jurisdictions that prevent inspections

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

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Articles of Association of BiondVax Pharmaceuticals Ltd., incorporated by reference to Exhibit 1.1 to the Annual Report on Form 20- filed with the SEC on May 13, 2021.
2.1	Form of Deposit Agreement between BiondVax Pharmaceuticals Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3	Description of Share Capital, incorporated by reference to Exhibit 2.3 to the Annual Report on Form 20-F filed with the SEC on May 13, 2021.
4.1	2005 Share Incentive Plan, incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed with the SEC on June 12, 2019.
4.2	2018 Share Incentive Plan, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 12, 2019.
4.3	Compensation Policy, incorporated by reference to Appendix B to the Exhibit 99.1 to the Form 6-K filed with the SEC on November 22, 2021.
4.4*	Employment Agreement dated January 20, 2021, between BiondVax Pharmaceuticals Ltd. and Mr. Amir Reichman.
4.5	Employment Agreement dated March 15, 2005, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar Ben-Yedidia, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.6	Addendum to Employment Agreement dated April 1, 2012, between BiondVax Pharmaceuticals Ltd. and Dr. Tamar-Ben Yedidia, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.7	Service Agreement dated June 20, 2007, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben-Or, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.8	Addendum to Service Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd., CFO Direct and Uri Ben-Or, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.9	Employment Agreement dated August 31, 2014, between BiondVax Pharmaceuticals Ltd. and Uri Ben-Or, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.10	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.11	Form of Indemnification and Exculpation Agreement, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
4.12	Finance Contract between BiondVax Pharmaceuticals Ltd. and the European Investment Bank, incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC on June 19, 2017.
4.13	Amendment No. 1, dated January 11, 2021, to Finance Contract dated June 19, 2017, by and between BiondVax Pharmaceuticals Ltd. and the European Investment Bank, incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20- filed with the SEC on May 13, 2021.
4.14	Lease agreement dated July 10, 2017 between BiondVax Pharmaceuticals Ltd. and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018.
4.15	Services Agreement between BiondVax Pharmaceuticals Ltd. and Mark Germain, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.
4.16* +	License Agreement, dated December 11, 2021, between BiondVax Pharmaceuticals Ltd. and Max-Planck-Innovation GmbH.
4.17* +	Accompanying Research Collaboration Agreement, dated December 11, 2021, between BiondVax Pharmaceuticals Ltd., Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen.
4.18* +	Research Collaboration Agreement, dated March 23, 2022, between BiondVax Pharmaceuticals Ltd., Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen.
4.19* +

Form of License Agreement between BiondVax Pharmaceuticals Ltd., Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen.

10*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global, independent registered public accounting firm for the Registrant.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.

*	Filed herewith.
+	Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BiondVax Pharmaceuticals Ltd.

Date: March 28, 2022	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

BIONDVAX PHARMACEUTICALS LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

- - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of BiondVax Pharmaceuticals Ltd. (“the Company”) as of December 31, 2021 and 2020 and the related statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Impairment - Long-Lived Assets

At December 31, 2021 the Company’s factory leasehold (within property, plant and equipment) had a net carrying value of NIS 37,977 thousand. As described in Note 2i of the financial statements, the Company evaluates the need to record an impairment of the carrying amount of non-financial assets, which includes factory leasehold, whenever events or changes in circumstances, or triggering events indicate that the carrying amount may not be recoverable. Triggering events include negative changes in technology, markets or economy. Upon identification of an indicator of impairment, the Company evaluates the recoverability of non-financial assets by comparing its carrying amount to the recoverable amount.

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

March 28, 2022

PCAOB ID # 1281

BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except share and per share data

					Convenience
					translation
					(Note 2c)
		December 31,			December 31,
		2020	2021		2021
	Note	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	4	9,421	54,036		17,375
Other receivables	5	1,204	1,012		325

		10,625	55,048		17,700
LONG-TERM ASSETS:
Property, plant and equipment	6	39,607	38,519		12,386
Right-of-use assets	7	6,206	5,588		1,797
Other long-term assets	8	473	444		143
		46,286	44,551		14,326
		56,911	99,599		32,026

CURRENT LIABILITIES:
Trade payables		1,868	3,107		999
Current maturities of lease liabilities	10	654	773		249
Loan from others	12d	60,421	-		-
Other payables	9	1,246	3,327		1,070

		64,189	7,207		2,318
LONG-TERM LIABILITIES:
Lease Liabilities	10	6,088	5,712		1,837
Loan from others	12d	-	63,252		20,338
Other payables		1,135	-		-
Severance pay liability, net	11	95	95		31

		7,318	69,059		22,206
SHAREHOLDERS’ EQUITY:	13
Ordinary shares of no par value: Authorized: 1,800,000,000 and 600,000,000 shares at December 31, 2021 and 2020, respectively; Issued and outstanding: 739,048,544 and 461,285,824 shares at December 31, 2021 and 2020, respectively		* )-	*	)-	*	)-
Share premium		310,197	388,104		124,792
Accumulated deficit		(324,793)	(364,771)		(117,290)

		(14,596)	23,333		7,502

		56,911	99,599		32,026

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

March 28, 2022	/s/ Mark Germain	/s/ Amir Reichman	/s/ Uri Ben-Or
Date of approval of the	Mark Germain	Amir Reichman	Uri Ben-Or
financial statements	Chairman of the Board	Chief Executive Officer	Chief Financial Officer

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

					Convenience translation (Note 2c)
		Year ended December 31,			Year ended December 31,
		2019	2020	2021	2021
	Note	N I S			U.S. dollars
Operating expenses:

Research and development, net of participations	15a	68,645	51,463	10,341	3,325
Marketing, general and administrative	15b	9,706	16,687	24,528	7,887
Other income	12e	-	(75,484)	(40)	(13)

Total operating expenses (income)		78,351	(7,334)	34,829	11,199

Operating income (loss)		(78,351)	7,334	(34,829)	(11,199)
Financial income	15c	4	3,843	5,716	1,838
Financial expense	15c	(30,847)	(15,632)	(10,865)	(3,494)

Net Loss		(109,194)	(4,455)	(39,978)	(12,855)

Total comprehensive loss		(109,194)	(4,455)	(39,978)	(12,855)

Basic and diluted loss per share		(0.33)	(0.01)	(0.07)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share		326,651,721	443,260,878	564,575,967	564,575,967

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

In thousands

	Share capital		Share premium	Accumulated deficit	Total
	N I S

Balance as of January 1, 2019	*	)-	179,929	(211,144)	(31,215)

Total comprehensive loss	-		-	(109,194)	(109,194)
Issuance of Ordinary shares, net of issuance costs	-		70,270	-	70,270
Exercise of options			1,402	-	1,402
Share-based compensation	-		3,684	-	3,684

Balance as of December 31, 2019	*	)-	255,285	(320,338)	(65,053)

Total comprehensive loss	-		-	(4,455)	(4,455)
Exercise of warrants	-		45,274	-	45,274
Exercise of options	-		166	-	166
Share-based compensation	-		9,472	-	9,472

Balance as of December 31, 2020	*	)-	310,197	(324,793)	(14,596)

Total comprehensive loss	-		-	(39,978)	(39,978)
Issuance of Ordinary shares, net of issuance costs	-		69,003	-	69,003
Share-based compensation	-		8,904	-	8,904

Balance as of December 31, 2021	*	)-	388,104	(364,771)	23,333

Convenience translation into U.S. dollars (Note 2c)

Balance as of December 31, 2021	*	)-	124,792	(117,290)	7,502

*)	Represents less than NIS\USD 1.

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars
Cash flows from operating activities:

Net loss	(109,194)	(4,455)	(39,978)	(12,854)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation of property, plant and equipment and right-of-use assets	1,645	2,436	2,415	777
Net financial expenses (income)	15,902	12,940	(930)	(299)
Capital gain	-	(160)	(40)	(13)
Increase (decrease) in liability with respect to loans from others	14,083	(63,359)	2,831	910
Increase (decrease) in liability with respect to Government grants	169	(14,812)	-	-
Share-based compensation	3,684	9,472	8,904	2,863
Change in employee benefit liabilities, net	7	6	-	-

	35,490	(53,477)	13,180	4,238
Changes in asset and liability items:

Decrease (increase) in other receivables	309	(548)	162	52
Increase (decrease) in trade payables	(3,661)	(15,194)	1,239	398
Increase in short and long-term other payables	127	1,178	946	304

	(3,225)	(14,564)	2,347	754
Cash paid and received during the year for:

Interest paid	(131)	(45)	(33)	(11)
Interest received	2	2	-	-

	(129)	(43)	(33)	(11)

Net cash used in operating activities	(77,058)	(72,539)	(24,484)	(7,873)

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands

				Convenience translation (Note 2c)
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars
Cash flows from investing activities:

Purchase of property and equipment	(7,429)	(6,132)	(430)	(138)
Proceeds from sale of property and equipment	-	160	40	13
Decrease (increase) in other long-term assets	230	37	29	9

Net cash used in investing activities	(7,199)	(5,935)	(361)	(116)

Cash flows from financing activities:

Proceeds from loan from others	15,337	-	-	-
Proceeds from issuance of shares and options, net of issuance costs	70,270	-	69,003	22,187
Payment of lease liabilities	(581)	(1,240)	(1,220)	(392)
Proceeds from exercise of options to employees	-	166	-	-
Proceeds from exercise of warrants to public	188	14,790	-	-

Net cash provided by financing activities	85,214	13,716	67,783	21,795

Exchange differences on balances of cash and cash equivalents	(4,373)	1,712	1,677	540

Increase (decrease) in cash and cash equivalents	(3,416)	(63,046)	44,615	14,346
Balance of cash and cash equivalents at the beginning of the year	75,883	72,467	9,421	3,029

Balance of cash and cash equivalents at the end of the year	72,467	9,421	54,036	17,375

Non-cash activities:

Right-of-use asset recognized with corresponding lease liability	-	-	249	80
Exercise of warrants to public	1,214	30,484	-	-

The accompanying notes are an integral part of the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL

a.	BiondVax Pharmaceuticals Ltd. (“the Company”) is focused on developing and ultimately commercializing products for prevention and treatment of infectious diseases and Other illnesses. The Company was incorporated on July 21, 2003 in Israel, and started its activity on March 31, 2005. The Company’s principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

b.	On May 15, 2015, the Company completed a public offering of securities in the United States.

c.	On March 28, 2017, the Company received an approval from the Investment Center of the Ministry of Economy and Industry of the State of Israel, for a grant (“the Grant”) representing 20% of NIS 20,000 budget to be utilized towards the construction of a factory for the production of Phase 3 and commercial batches of the Company’s product. The receipt of the Grant is subject to certain terms and conditions, including those outlined under the Israeli Encouragement of Capital Investment Law, 1959. The terms and conditions include, inter alia, the following: (a) at least 24% of the investments in the planned manufacturing facility’s fixed assets will be financed by additional share capital; (b) the Company will maintain its intellectual property and manufacturing facility in Israel for a period of at least 10 years.

To the report date the Company did not meet all the terms and conditions set by the Investment Center of the Ministry of Economy and Industry of the State of Israel.

d.	On October 23, 2020, the Company announced Phase 3 clinical trial results of the M-001 universal vaccine product. The results did not demonstrate a statistically significant difference between the vaccinated group and the placebo group in reduction of flu illness and severity. Therefore, the study failed to meet both the primary and secondary efficacy endpoints. However, the study’s primary safety endpoint was met.

e.	On January 26, 2021, the EIB notified the Company among other thing that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, the EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, the Company expect such events to adversely impact the Company’s ability to continue as a going concern.

As of December 31, 2021, the EIB loan balance is $20,338 (approximately NIS 63,252) and presented as long term liability. Refer also to Note 18.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 1: GENERAL (Cont.)

f.	On October 19, 2021 the Company signed a term sheet that includes binding financial terms of contemplated definitive agreements with the Max Planck Society and the University Medical Center Göttingen in Germany, including an exclusive worldwide licensing of novel COVID-19 VHH antibody candidates. The parties intend to enter into a 5-year strategic research collaboration including an option for BiondVax to license innovative VHH antibodies. Frequently referred to as nanobodies, VHH antibodies have the potential to serve as therapeutics and diagnostics for many diseases. The transaction is subject to execution of definitive agreements.

On December 22, 2021, the Company signed definitive agreements with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Biophysical Chemistry, and the University Medical Center Göttingen (“UMG”), both in Germany, to enter into a strategic collaboration for the development and commercialization of innovative Covid-19 NanoAbs, effective from January 1, 2022. The agreements provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

On March 23, 2022, the Company executed an additional research collaboration agreement with MPG and UMG covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis.

g.	During the year ended December 31, 2021, the Company incurred a loss of NIS 39,978 ($ 12,854) and negative cash flows from operating activities of NIS 24,484 ($ 7,873) and it has an accumulated deficit of NIS 364,771 ($ 117,290) as of that date.

To date the Company has not generated any revenues and may need additional funds to finance its operation in the future.

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

The functional currency and reporting currency of the financial statements is the NIS. The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts its transactions. Most of the Company’s costs are incurred in NIS. In addition, the Company’s financing activities are incurred normally in NIS. The Company’s management believes, therefore, that the functional currency of the Company is the NIS.

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

The financial statements as of December 31, 2021 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar as of December 31, 2021 (U.S. $ 1.00 = NIS 3.11). The translation was made solely for convenience purposes.

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

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for:

-	Financial liabilities at fair value through profit or loss such as warrant liability.

b)	Financial liabilities measured at fair value through profit or loss:

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Disclosure of new standards in the period prior to their adoption:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”) regarding the criteria for determining the classification of liabilities as current or non-current.

The Amendment includes the following clarifications:

●	What is meant by a right to defer settlement.

●	That a right to defer must exist at the end of the reporting period.

●	That classification is unaffected by the likelihood that an entity will exercise its deferral right.

●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The Amendment is effective for annual periods beginning on or after January 1, 2023 and must be applied retrospectively.

The Company is evaluating the possible impact of the Amendment on its current loan agreements.

2.	Amendment to IAS 16, “Property, Plant and Equipment”:

In May 2020, the IASB issued an amendment to IAS 16, “Property, Plant and Equipment” (“the Amendment”). The Amendment prohibits a company from deducting from the cost of property, plant and equipment (“PP&E”) consideration received from the sales of items produced while the company is preparing the asset for its intended use. Instead, the company should recognize such consideration and related costs in profit or loss.

The Amendment is effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Amendment is to be applied retrospectively, but only to items of PP&E made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the Amendment. The company should recognize the cumulative effect of initially applying the Amendment as an adjustment to the opening balance of retained earnings at the beginning of the earliest period presented.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Amendment to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”:

In May 2020, the IASB issued an amendment to IAS 37, regarding which costs a company should include when assessing whether a contract is onerous (“the Amendment”). According to the Amendment, costs of fulfilling a contract include both the incremental costs (for example, raw materials and direct labor) and an allocation of other costs that relate directly to fulfilling a contract (for example, depreciation of an item of property, plant and equipment used in fulfilling the contract).

The Amendment is effective for annual periods beginning on or after January 1, 2022 and applies to contracts for which all obligations in respect thereof have not yet been fulfilled as of January 1, 2022. Early application is permitted.

The Company estimates that the application of the Amendment is not expected to have a material impact on the financial statements.

4.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company is evaluating the effects of the Amendment on its financial statements.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 4:- CASH AND CASH EQUIVALENTS

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Cash in NIS	1,150	5,579	1,794
Cash in USD	8,234	48,457	15,581
Cash in EURO	37	-	-
	9,421	54,036	17,375

NOTE 5:- OTHER RECEIVABLES

			Convenience
			Translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Government authorities	229	306	98
Prepaid expenses and other	975	706	227
	1,204	1,012	325

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET

December 31, 2021:

	Laboratory equipment	Office furniture and equipment	Computers	Cars	Factory leasehold	Total
Cost:

Balance at January 1, 2021	2,922	119	613	-	41,212	44,866
Additions	4	25	24	276	101	430
Deductions	(149)	-	-	-	-	(149)
Balance at December 31, 2021	2,777	144	637	276	41,313	45,147

Accumulated depreciation:

Balance at January 1, 2021	2,707	105	486	-	1,961	5,259
Additions	47	7	79	10	1,375	1,518
Deductions	(149)	-	-	-	-	(149)
Balance at December 31, 2021	2,605	112	565	10	3,336	6,628
Depreciated cost at December 31, 2021	172	32	72	266	37,977	38,519

Convenience translation into U.S. dollars
Depreciated cost at December 31, 2021	55	10	23	87	12,211	12,386

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT, NET (Cont.)

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

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Interest expense on lease liabilities	479	715	230
Total cash outflow for leases	1,240	1,220	392

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

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
More than 5 years
Lease payments applicable in extension option periods which as of the end of the reporting period are not reasonably certain to be exercised	5,889	5,889	1,894

c.	Disclosures in respect of right-of-use assets:

December 31, 2021:

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2021	7,827	257	8,084
Additions during the year:
New leases	-	279	279

Balance as of December 31, 2021	7,827	536	8,363

Accumulated depreciation:

Balance as of January 1, 2021	1,648	230	1,878
Additions during the year:
Depreciation and amortization	824	73	897
Balance as of December 31, 2021	2,472	303	2,775
Depreciated cost at December 31, 2021	5,355	233	5,588

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 7:- LEASES (Cont.)

December 31, 2020:

	Buildings	Motor vehicles	Total
Cost:

Balance as of January 1, 2020 and December 31, 2020	7,827	257	8,084

Accumulated depreciation:

Balance as of January 1, 2020	824	124	948
Additions during the year:
Depreciation and amortization	824	106	930
Balance as of December 31, 2020	1,648	230	1,878
Depreciated cost at December 31, 2020	6,179	27	6,206

d.	For an analysis of maturity dates of lease liabilities, see Note 10.

NOTE 8:- OTHER LONG-TERM ASSETS

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Restricted cash	473	444	143
	473	444	143

NOTE 9:- OTHER PAYABLES

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Employees and payroll accruals	875	2,204	709
Accrued expenses	371	1,123	361
	1,246	3,327	1,070

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS

a.	Financial and lease liabilities:

	Effective interest	Maturity	December 31,
	rate	date	2020	2021
	%		NIS
Current liabilities:

Lease liabilities	8%	2021	654	773
Loan from others	17.3%	2023-2024	60,421	-
Total current liabilities			61,075	773

Non-current liabilities:

Loan from others	17.3%	2023-2024	-	63,252
Lease liabilities	8%	2028	6,088	5,712
Total non-current liabilities			6,088	68,964
Total financial and lease liabilities			67,163	69,737

	Carrying amount		Fair value
	December 31,		December 31,
	2020	2021	2020	2021
	NIS
Financial liabilities:

Loan from others	94,658	84,477	60,421	63,252
Total	94,658	84,477	60,421	63,252

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

b.	Classification of financial liabilities:

			Convenience
			translation
	December 31,		December 31,
	2020	2021	2021
	N I S		U.S. dollars
Financial liabilities at amortized costs:
Trade payables	1,868	3,107	999
Other payables	2,381	3,327	1,070
Lease Liabilities	6,742	6,485	2,085
Loan from others	60,421	63,252	20,338
Total financial liabilities	71,412	76,171	24,492
Total current	64,189	,207 7	2,317
Total non-current	7,223	68,964	22,175

c.	Financial risk factors:

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

The Company has cash that is exposed to possible fluctuations in the U.S. dollar exchange rates. The currency exposure arising from current accounts managed in Dollars. As of December 31, 2021, the carrying amounts of USD were NIS 48,457.

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

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments (including interest payments):

December 31, 2021:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS

Trade payables	3,107	-	-	-	-	-	3,107
Other payables	3,327	-	-	-	-	-	3,327
Lease liabilities	552	885	845	904	977	1,901	6,064
Loans from others	-	70,398	14,079	-	-	-	84,477
	6,986	71,283	14,924	904	977	1,901	96,975

December 31, 2020:

	Less than one year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	> 5 years	Total
	NIS

Trade payables	1,868	-	-	-	-	-	1,868
Other payables	1,246	1,135					2,381
Lease liabilities	1,128	1,128	1,174	1,174	1,174	2,936	8,714
Loans from others	-	78,883	15,775	-	-	-	94,658
	4,242	81,146	16,949	1,174	1,174	2,936	107,621

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 10:- FINANCIAL INSTRUMENTS (Cont.)

e.	Fair value:

The carrying amount of cash and cash equivalents, other receivables, other long-term assets, trade payables and other payables approximates their fair value due to the short-term maturities of such instruments.

f.	Fair value measurement:

As of December 31, 2021, loans from others are classified as Level 2.

During 2021 there were no transfers in respect of fair value measurement of any financial instrument between Level 1 and Level 2, and there were no transfers into or out of Level 3 fair value measurements of any financial instrument.

g.	Changes in liabilities arising from financing activities:

	Loans from others	Lease liabilities	Total liabilities arising from financing activities
	NIS

Balance as of January 1, 2020	123,780	7,503	131,283

Cash flows	-	(761)	(761)
Effect of changes in fair value	(63,359)	-	(63,359)
Balance as of December 31, 2020	60,421	6,742	67,163

New leases	-	249	249
Cash flows	-	(506)	(506)
Effect of changes in fair value	2,831	-	2,831
Balance as of December 31, 2021	63,252	6,485	69,737

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

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars
Expenses - defined contribution plan	332	335	314	101

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

In light of the Phase 3 clinical trial results, the Company does expect any future revenues from M-001 and thus do not expect to make royalty payments to Yeda.

b.	The Company obtained grants from the Government of Israel for the participation in research and development and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. The maximum aggregate royalties paid generally cannot exceed 100% of the grants received by the Company, plus annual interest generally equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year. The maximum royalty amount payable by the Company as of December 31, 2021 is approximately $ 5,700 (NIS 17,727), which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2021, the Company had not paid any royalties to the IIA. (For further details see Note 12e)

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

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: the Company’s ability to perform its obligations under the Finance Documents; the Company’s business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable.

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

As of December 31, 2021, the fair value regarding the EIB loan is NIS 63,252 ($20,338).

As of December 31, 2021, the outstanding principal amount regarding the EIB loan in nominal terms is NIS 84,477 ($27,163).

On January 26, 2021, the EIB notified the Company that they welcome the Company’s efforts to secure future equity financing in an amount not less than USD 2,000 in order to enable the Company to pursue new business opportunities, strengthen the Company balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently. In addition, on December 24, 2020, the Company amended the Finance Contract in order to obtain the consent of EIB for the appointment of its new CEO Amir Reichman.

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

At the time of the offering, the Company recorded an increase in equity in respect of shares, totaling NIS 26,417, net (after deduction of offering expenses totaling NIS 4,860) and liability related to the warrants in the amount of NIS 7,398 thousand (offering expenses for warrants totaling NIS 1,197 were recorded as financial expenses). On June 24, 2015, the Company issued an additional 110,000 ADSs to the underwriters in consideration of a total gross amount of NIS 2,069 ($ 530). Issuance expenses amounted to NIS 134. The warrants are measured at their fair value based on their quote price at the end of each reporting date. The Company recorded financial expenses in the amount NIS 11,400 and NIS 14,467 in 2019 and 2020, respectively, for revaluation of these warrants.

c.	On June 13, 2019, the Company issued 334,520 Ordinary shares (equivalent to 8,363 NASDAQ listed ADSs) in consideration of NIS 188 (approximately $ 53).

d.	On July 16, 2019, the Company closed a public offering and issued 3,057,466 NASDAQ listed ADSs (equivalent to 122,298,640 Ordinary shares) and 18,298,898 Ordinary shares (equivalent to 457,472 NASDAQ listed ADSs) in consideration of $ 20,000 (approximately NIS 71,300) to a number of investors.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 13:- EQUITY (Cont.)

h.	On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net sum of $12,465 (approximately NIS 41,137) after deduction of issuance expenses of $371 (approximately NIS 1,155).

i.	An amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 1,100,000,000 Ordinary Shares (the equivalent of 27,500,000 ADSs) such that the total registered share capital of the Company would consist of 1,800,000,000 Ordinary Shares, no par value (the equivalent of 45,000,000 ADSs).

j.	On December 27, 2021, the Company closed an underwritten offering in which it sold 3,813,560 ADSs at a public offering price of $2.36 per ADS. On December 27, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 330, 508 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $9,780. The Company received a net sum of $8,817 (approximately NIS 27,866) after deduction of issuance expenses of $1,593 (approximately NIS 3,039).

NOTE 14:- SHARE-BASED COMPENSATION

a.	Expense recognized in the financial statements:

The expense that was recognized for services received from employees, directors and service providers as equity-settled share-based payment is as follows:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars

Research and development	1,907	2,056	1,045	336
Marketing, general and administrative	1,777	7,416	7,859	2,527

Total share-based compensation	3,684	9,472	8,904	2,863

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

In March 2018, the Company’s Board of Directors approved the adoption of the Company’s 2018 Israeli Share Option Plan (“2018 Plan”) for the grant of options and restricted shares (“RSU”) to employees, directors and service providers. The options are exercisable within 10 years from the date of grant, against payment of the exercise price, in accordance with the terms of the 2018 Plan. The options generally vest over a period of three or four years.

Option grants:

a.	On April 30, 2019, the Company granted options to purchase 108,000 ADSs (4,320,000 options) to board members and officers which vest over a period of three years at an

b.	exercise price of $ 7.976 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 1,414 ($ 391).

c.	On April 30, 2019, the Company also granted 215,833 ADSs (8,633,310 RSU) to the CEO of which 60% vested immediately, 20% will be vested on March 2020 and the additional 20% will vest on March 2021. The fair value of the options as of the date of grant totaled approximately NIS 2,826 ($ 782).

d.	On June 11, 2020, the Company’s Board of Directors ratified the grant of options to 23 employees to purchase an aggregate 141,400 ADS (5,656,000 Ordinary shares) at an exercise price of $7.28 – $8.076 per ADS. The options were originally approved pursuant to a delegation of authority granted by the Board of Directors to Company management in April 2018 to grant a pool of options with an exercise price of $7.98 and other terms approved by the Board of Directors at the time of delegation. The total value of the grant was NIS 4,190 ($ 1,218)

e.	On the same day, the Company’s Board of Directors approved a grant to an advisor to purchase 72,000 ADS (2,880,000 Ordinary shares) at an exercise price of $18.06 per ADS in three tranches. The first tranche of 32,400 ADS’s was vested on May 31,2020, the second tranche of 25,200 ADS was vested on September 30, 2020 and the third tranche of 14,400 ADS’s will be vested on December 31, 2020. The options will expire four years from the commencement vesting date of each tranche. The total value of the grant was NIS 2,783 ($ 809).

f.	On September 2, 2020 the Company granted fully vested 5,000 RSU representing 5,000 ADS’s to a board member. The total value of the grant was NIS 660 (approximately $ 196).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE BASED COMPENSATION (Cont.)

g.	On September 2, 2020, the Company granted options to purchase 82,000 ADSs (3,280,000 options) to board member which vest over a period of three years at an exercise price of $ 48.04 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 6,662 ($ 1,979).

h.	On September 2, 2020, the Company granted options to purchase 7,000 ADSs (280,000 options) to officer which vest over a period of three years at an exercise price of $ 41.08 per ADS. The fair value of the options as of the date of grant totaled approximately NIS 571 ($ 170).

i.	On September 2, 2020 the Company amended an option agreement with a board member dated as of May 28, 2019. The vesting date accelerated to September 2, 2020. The total value of the option acceleration was NIS 30 (approximately $ 9).

j.	On April 6, 2021, the Company granted options to purchase 160,000 ADS (6,400,000 options) to the chairman of the board which vest in equal monthly installments over a period of three years at an exercise price of $ 6.95 per ADS. The fair value of the said ADS is approximately $614 (approximately NIS 1,909).

k.	On April 6, 2021, the Company granted options to purchase 150,000 ADS (6,000,000 options) to board members which vest in equal monthly installments over a period of three years at an exercise price of $ 6.95 per ADS. The fair value of the said ADS is approximately $421 (approximately NIS 1,309).

l.	On April 6, 2021, the Company granted 30,000 RSUs representing 30,000 ADS’s to board members. which vest in equal monthly installments over a period of three years. The fair value of the said RSUs is approximately $115 (approximately NIS 358).

m.	On May 25, 2021 the Company granted 600,000 RSUs representing 600,000 ADS’s to the new CEO, which will vest over a period of five years. The fair value of the said RSUs was approximately $1,626 (approximately NIS 5,057).

n.	On May 25, 2021, the shareholders approved the amendment to the following options held by directors of the Company, as follows: Mr. Mark Germain (130,710 options), Prof. Avner Rotman (20,000 options), Mr. Adi Raviv (18,000 options), Prof. George H. Lowell (20,000 options), Dr. Morris Laster (18,000 options), Dr. Yael Margolin (18,000 options) and Mr. Isaac Devash (18,000 options) as follows:

a.	accelerated vesting and the ability to immediately exercise such options in the event of change of control; and

b.	to the extent vested, allow the options to be exercised during the existing ten (10) year terms of the options in the event of the foregoing director’s termination of service to the Company without cause.

The fair value of the said changes was approximately $3 (approximately NIS 10).

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 14:- SHARE-BASED COMPENSATION (Cont.)

o.	On October 17, 2021, the board approve the issuance of 124,600 RSUs representing 600,000 ADS’s to the Company employees in exchange of their options, in a way that for each option exchanged a new RSU will be issued. The fair value of the said issuance was $156 (approximately NIS 505).

On the same day the board approve the issuance of 10,000 RSUs representing 10,000 ADS’s to the Company employees. The fair value of the said issuance was $23 (approximately NIS 74).

The following table presents the number of share options, the weighted average exercise prices of share options and changes that were made in the option plan to employees and directors:

	2019		2020		2021
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	16,647,903	0.75	14,213,400	0.75	24,869,400	0.69
Granted	4,320,000	0.69	12,096,000	1.87	12,400,000	0.54
Exercised	-	-	(240,000)	0.68	-	-
Expired	(6,754,503)	0.75	(1,200,000)	0.68	(9,099,800)	1.42

Outstanding at end of year	14,213,400	0.73	24,869,400	0.78	28,169,600	1.57

Exercisable at end of year	5,310,000	0.75	11,587,867	0.69	15,362,360	1.42

The weighted average share price on the date of exercise of the share options was NIS 0.78 in 2020. No share options exercised during 2021.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2021 was 16.3 years (as of December 31, 2020: 6.1 years).

The range of exercise prices for share options outstanding as of December 31, 2021 was NIS 0.45 - NIS 1.325 (as of December 31, 2020 was NIS 0.45 - NIS 1.325)

c.	The fair value of the Company’s share options granted to employees, directors and service providers for the years ended December 31, 2019, 2020 and 2021 was estimated using the binominal option pricing model using the following assumptions:

	Years ended December 31
	2019	2020	2021

Dividend yield (%)	-	-	-
Expected volatility of the share prices (%)	57	66	110
Risk-free interest rate (%)	2.3	0.7-0.8	1.7
Expected life of share options (years)	7.5	6-7	10
Share price (NIS)	24.07	7.05-18	0.3
ADS $	6.66	2.2-5.6	3.84

The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contracted expiry date), as adequate historical experience is still not available to provide a reasonable estimate.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME

					Convenience translation
		Year ended December 31,			Year ended December 31,
		2019	2020	2021	2021
		N I S			U.S. dollars
a.	Research and development expenses, net of participations:

	Clinical trial phase 3	52,825	31,519	1,340	431
	Materials and subcontractors	5,946	9,193	684	220
	Salaries and related expenses	5,384	5,532	4,551	1,462
	Share-based payment	1,907	2,056	1,045	336
	Patent registration fees	278	314	248	80
	Rentals and maintenance of laboratory	970	958	607	195
	Depreciation	1,293	1,887	1,866	601
	Other	42	2	-	-
		68,645	51,463	10,341	3,325

b.	Marketing, general and administrative expenses:

	Salaries and related expenses	3,216	2,569	7,376	2,372
	Share-based payment	1,777	7,416	7,859	2,527
	Professional services	3,582	3,645	5,682	1,827
	Rentals, office expenses and maintenance	323	313	314	101
	Depreciation	352	551	549	176
	Other	456	2,193	2,748	883
		9,706	16,687	24,528	7,887

c.	Financial income and expense:

	Financial income:

	Interest income on deposits	4	2	3	1
	Exchange differences, net	-	1,714	5,713	1,837
	Revaluation of IIA liability	-	2,127	-	-
		4	3,843	5,716	1,838

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 15:- SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF COMPREHENSIVE INCOME (Cont.)

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars
Financial expenses:

Exchange differences, net	4,373	-	-	-
Lease holding finance expense	666	479	715	230
Revaluation of warrants	11,400	14,467	-	-
Finance expenses in respect of loans from others	14,083	643	10,117	3,253
Finance expenses in respect of Government grants	169	-	-
Bank commissions and other financial expenses	156	43	33	11
	30,847	15,632	10,865	3,494

NOTE 16:- TAXES ON INCOME

a.	Corporate tax rates in Israel:

The Israeli corporate tax rate in 2020 and 2021 was 23%.

b.	Final tax assessments:

The Company received final tax assessments through 2016.

c.	Net operating loss carryforwards for tax purposes and other temporary differences:

as of December 31, 2021, the Company had loss carryforwards and other temporary differences amounting to approximately NIS 311,625 ($ 100,201).

d.	Deferred taxes:

The Company did not recognize deferred tax assets for loss carryforwards and other temporary differences because their utilization in the foreseeable future is not probable.

e.	Current taxes:

The Company did not record any current taxes for the years ended December 31, 2019, 2020 and 2021 as it is still incurring losses on an ongoing basis.

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

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Related parties consist of nine directors (including the CEO) serving on the Company’s board of directors and three key officers.

b.	Transactions with related parties:

1.	In February 2012, the Company’s Board approved an amendment and extension of the agreement with the Company’s CEO Dr. Ron Babecoff, dated April 2007. Pursuant to the amendment, the monthly salary of the Company’s CEO was increased by 5% in each of the three years of the extension of the engagement to NIS 52.5 a month starting January 2012. In April 2012, the Company’s shareholders approved the agreement at a shareholders’ meeting. On January 18, 2015, the Company’s shareholders extended the agreement under the same terms for an additional five years.

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

On March 2, 2021, Dr. Ron Babecoff has finished his duty as the Company’s CEO and continued as a Senior Advisor to the Company.

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

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

3.	In August 2012, the Company approved the grant of future remuneration to four directors of the Company. The remuneration will be granted provided that a material agreement is signed between the Company and a third party during the director’s term with the Company that will entitle each of the four directors to receive a bonus of 0.5% of the monetary compensation that will be paid to the Company in the context of such material agreement. The bonus is not limited in amount and is not restricted to one material agreement.

4.	On January 21, 2021, the Company announced the appointment of Amir Reichman as its new CEO. Mr. Reichman and Dr. Ron Babecoff, its founder and former CEO, shared duties during a transition period while Mr. Reichman completed his former work obligations. Effective March 2, 2021, Mr. Reichman assumed the CEO position full time.

Mr. Reichman is entitled to an annual gross salary of $ 350. During the transition period between January 20, 2021, the date the agreement was signed, and March 2, 2021, Mr. Reichman was entitled to a pro-rated portion of this amount equal to 20% of his monthly salary.

The agreement also provides that Mr. Reichman is entitled to a one-time signing bonus at the gross lump sum amount of $ 50 and is eligible to receive an annual cash bonus of a gross amount equal to three to six monthly salaries to the extent Mr. Reichman meets annual objectives that shall be approved by the board of directors and by the shareholders. It is currently contemplated that the annual bonus would be (i) three monthly salaries for meeting a set of baseline annual objectives, and (ii) four to six monthly salaries for achieving a higher level of annual objectives. Under extraordinary circumstances reflecting performance by Mr. Reichman significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional three monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s Compensation Policy from time to time.

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Furthermore, under the agreement Mr. Reichman is entitled to receive 600,000 RSUs (see also note 14m.) The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

c.	Balances with related parties:

Payables
Key management personnel:

December 31, 2020	403
December 31, 2021	2,243

December 31, 2021 (convenience translation into U.S. dollars)	721

d.	Transactions with related parties:

	Research and development	Marketing, general and administrative
Key management personnel:

2019	5,395	3,653
2020	1,800	5,100
2021	1,439	13,052

2021 (convenience translation into U.S. dollars)	463	4,197

BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands, except share and per share data

NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

e.	Compensation of key officers:

The following amounts disclosed in the table are recognized as an expense during the reporting period related to key officers.

Key officers employed by the Company:

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2019	2020	2021	2021
	N I S			U.S. dollars

Salaries	1,399	3,790	4,732	1,521
Short-term employee benefits	1,855	824	1,655	532
Other employees’ benefits	110	161	155	50
Share-based compensation	3,684	2,125	7,949	2,556

	7,048	6,900	14,491	4,659

Number of key officers and directors	11	13	12	12

NOTE 18: - SUBSEQUENT EVENTS

On March 14, 2022 the Company announced that it had been negotiating with EIB the terms of restructuring of its outstanding €24,000 EIB loan. The parties have reached a commercial agreement, which is still subject to EIB’s formal approval of the new terms, that would entail the following:

●	An extension of the maturity dates from 2023 (€20,000) and 2024 (€4,000) until December 2027.

●	Although the EIB loan has been outstanding since 2018, interest on the EIB loan will only begin to accrue starting January 1, 2022 at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the EIB loan period.

●	$900 will be paid by the Company as a reduction of principal shortly after the new terms become effective, and going forward 10% of any capital raises by the Company until maturity will be used to further repay the EIB loan principal.

Once the Company’s commercial sales exceed €5,000, 3% of the Company’s topline revenues will be paid to EIB as royalties up to a combined maximum of 2.8 times the original €24,000 principal.

If the Company chooses to prepay any portion of the EIB loan (other than as required from future capital raises) the amount prepaid will be calculated such that the EIB realizes at least 20% IRR on its investment at the point of prepayment.

On March 23, 2022, the Company executed an additional research collaboration agreement with MPG and UMG covering development and commercialization of NanoAbs for several other disease indications with large market sizes that leverage their unique binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis.