Form 20-F
period 2023-12-31
Scinai Immunotherapeutics Ltd.
filed 2024-05-15
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from ____________ to ____________

Commission file No. 001-37353

Scinai Immunotherapeutics Ltd.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

Jerusalem BioPark, 2nd floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Address of principal executive offices)

Amir Reichman,

Chief Executive Officer

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 400 ordinary share, no par value	SCNI	Nasdaq Capital Market

Ordinary Shares, no par value*

*	Not for trading on The Nasdaq Capital Market, but listed above only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,857,169,984 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

i

INTRODUCTION

Certain Definitions:

In this annual report, unless the context otherwise requires:

●	references to “Scinai,” the “Company,” “us,” “we” and “our” refer to Scinai Immunotherapeutics Ltd. (the “Registrant”), an Israeli company;

●	references to “ordinary shares,” “our shares” and similar expressions refer to the Registrant’s ordinary shares, no par value;

●	references to “ADS” refer to the Registrant’s American Depositary Shares

●	references to “Company product candidate(s)” refer to any future, newly licensed or acquired product candidate(s);

●	references to “CDMO business unit” refer to the Registrant’s contract development and manufacturing services business unit.

●	references to “R&D business unit” refer to the Registrant’s research and development business unit focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs.

●	references to “dollars,” “U.S. dollars” and “$” are to United States Dollars;

●	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended; and

●	references to the “SEC” are to the United States Securities and Exchange Commission.

Trademarks and Tradenames

Solely for convenience, the trademarks, service marks and trade names referred to or incorporated by reference herein are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This annual report contains additional trademarks, service marks and trade names of others, which are the property of their respective owners. All trademarks, service marks and trade names appearing herein are, to our knowledge, the property of their respective owners. Nanobody is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. Scinai has no affiliation with and is not endorsed by Sanofi. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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

Some of the factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements contained herein, include but are not limited to:

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation;

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Our failure to meet the continued listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly;

●	Our business strategy may not be successful;

●	If we breach certain provisions of our 24 million Euro finance agreement with the European Investment Bank (the “EIB”) it could result in the EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation;

●	We conduct most of our operations in Israel. Conditions in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip and Israel’s war against them, may affect our operations.

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology;

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues;

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval;

●	We may be unsuccessful in adapting our COVID-19 NanoAbs to protect against future variants of COVID-19. Furthermore, any commercialization of our COVID-19 NanoAbs may be adversely affected to the extent that the coronavirus disease evolves worldwide. We have suspended further development of this program due to changing market conditions for COVID therapeutics and may not continue unless we find a partner to further develop this program;

●	We may not be successful in finding a partner to further develop our COVID-19 NanoAbs program. Such partners may be commercial, pharmaceutical companies or governmental agencies. As we have currently suspended our own development of this program, we are reliant on finding a partner to take the COVID-19 NanoAbs program to clinical trials;

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired;

●	Under the collaboration agreement with Max Planck Society, or MPG, and the University Medical Center Göttingen, or UMG, we have the option to in-license up to 9 total NanoAbs. To date, we have licensed anti-COVID-19 NanoAbs and anti-IL-17 NanoAbs. The anti-IL-17 NanoAbs are potential candidates to treat psoriasis and other conditions where over expression of IL-17 is implicated in creating or exacerbating the disease. There are many competitors targeting IL-17, including a significant number with far greater resources and/or further advanced in clinical development. We may be unsuccessful in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs;

●	We are a developmental stage biopharmaceutical company with no product candidate(s) in clinical development or approved, which makes it difficult to assess our future viability;

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable;

●	Our NanoAbs program is based on an exclusive license from MPG and UMG, and we could lose our rights to this license if a dispute with MPG and/or UMG arises or if we fail to comply with the financial and other terms of the license;

●	We recently announced our plans to utilize our manufacturing site and laboratories by launching a CDMO Business Unit. There is no guarantee that our strategy will succeed, that we will be able to ramp up operations, or that we will become profitable;

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients, could adversely impact our business;

●	Significant delays in product manufacturing or development and in our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows.

A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business

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

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly

●	Our business strategy may not be successful.

●	If we breach certain provisions of our 24 million Euro finance documentation with the EIB it could result in the EIB accelerating the loans thereunder and exercising secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation.

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships.

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology.

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues.

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval.

●	We may be unsuccessful in adapting our COVID-19 NanoAbs to protect against further variants of COVID-19 and in finding a partner to further develop our COVID-19 NanoAb. Furthermore, any commercialization of our COVID-19 NanoAbs may be adversely affected to the extent that the coronavirus disease evolves worldwide.

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired.

●	We are a developmental stage biopharmaceutical company with no product candidate(s) in clinical development or approved, which makes it difficult to assess our future viability.

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable.

●	Our NanoAbs program is based on an exclusive, worldwide license from the Max Planck Society, and we could lose our rights to this license if a dispute with MPG arises or if we fail to comply with the financial and other terms of the license.

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients, could adversely impact our business.

●	Significant delays in product manufacturing or development and our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows.

●	A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business.

Risks Related to Our Financial Position and Capital Requirements

Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to do so, or if the European Investment Bank, or EIB, accelerate their loans to us under our finance contract with EIB, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

As of December 31, 2023, the Company’s cash and cash equivalents totaled $4.9 million. In the twelve months ended December 31, 2023, the Company had an operating loss of $9.7 million and negative cash flows from operating activities of $9.3 million. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

In addition, we borrowed 24 million Euro under a finance contract with EIB (the “Finance Contract”) with a maturity date of December 31, 2031. Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable. In such a case, we expect such events to adversely impact our ability to continue as a going concern.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required, particularly if we are not able to maintain our listing on Nasdaq. See “- Risks Related to our Securities - Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs. The delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.” Accordingly, the Company’s board of directors approved a cost saving plan, a portion of which has been implemented to date. Additional measures approved in the cost reduction plan could further be implemented at management discretion to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of reducing expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount costs through nonpaid leave and lay-offs, and postponing and/or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company’s financial statements for the twelve-months ended December 31, 2023 were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may ultimately need to wind up our business and operation.

We are a development stage biopharmaceutical company and currently do not have, and may never have, any product candidate(s) that generate revenues. Our CDMO Unit has generated limited revenues to date. Investment in pharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate(s) will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval and become commercially viable.

We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials, construction of our GMP biologics manufacturing facility, and general administrative expenses in support of our operations. We have not generated any revenue other than limited revenues from our CDMO Unit, expect to incur substantial losses for the foreseeable future and may never become profitable. As of December 31, 2023, we had an accumulated deficit of $122.5 million, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate significant revenues or achieve profitability in the future, and we expect to incur additional losses for the foreseeable future. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our product candidate(s) are uncertain. There can be no assurance that our efforts will ultimately be successful or result in significant revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2023, we had $4.9 million in cash and cash equivalents and short-term deposits, working capital of $3.6 million and an accumulated deficit of $122.3 million. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months.

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

Our future capital requirements depend on many factors, including:

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

●	our search for new business opportunities;

●	our ability to identify and acquire rights to, or develop on our own, new product candidate(s) and diversify/expand our product opportunities;

●	the scope and cost of researching and developing, obtaining regulatory approval for, commercializing and manufacturing any new product candidate(s);

●	our ability to generate significant revenue from our CDMO business unit.

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to any current or future product candidate(s).

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

Our business strategy may not be successful.

We cannot offer any assurance that our business strategy will be successful. If we are unable to successfully execute our business strategy, our business, financial condition and results of operations may be materially and adversely affected.

Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, while an inability to raise additional capital may restrict our operations or require us to relinquish rights to our technologies or product candidate(s).

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

If we breach certain provisions of our 24 million Euro finance documentation with the EIB, the EIB could accelerate the loans thereunder and exercise secured creditor remedies over collateral securing those loans, and that collateral consists of substantially all of our assets. The exercise of such remedies may have a material adverse effect on our company. We do not have control over certain events that constitute a breach of this finance documentation.

We borrowed 24 million Euro under a finance contract (the “Finance Contract”) with the EIB, to finance a portion of the cost of developing our previous leading drug candidate M-001 (Universal Influenza Vaccine drug candidate) and our GMP biologics manufacturing facility. The Finance Contract was amended on August 10, 2022 to extend the maturity of the loan until December 2027 and adding and amending certain additional terms (see “Finance Contract with the European Investment Bank” above), and amended again in November 2023 to further extend the maturity until December 2031.

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

If an event of default occurs under the Finance Contract, all loans extended under the Finance Contract can be accelerated and secured creditor remedies may be exercised. If some or all of the loans under the Finance Contract are accelerated by the EIB, or secured creditor remedies are exercised, we expect such events to adversely impact our ability to continue as a going concern.

Risks Related to Development, Clinical Testing and Regulatory Approval of NanoAbs and Any Other Current and Future Product Candidate(s)

We have not yet commercialized any product candidate(s), and we may never become profitable.

We are party to a licensing and collaboration arrangement with MPG and University Medical Center Göttingen. pursuant to which we are working to develop and commercialize a pipeline of innovative NanoAb drugs addressing diseases with large underserved medical needs and attractive commercial opportunities. Our first program was development of an inhalable COVID-19 NanoAb, and while we were able to demonstrate positive results in an industry accepted hamster model of COVID-19, the market for COVID-19 therapeutics has decreased significantly, and with it capital sources. Accordingly, due to changing market conditions for COVID therapeutics we have suspended further development of the COVID-19 NanoAb and are now focused on the development of VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications where IL-17 plays a meaningful role, starting with psoriasis and psoriatic arthritis. . Aside from this, we have no product candidates in pre-clinical development, in clinical trials or on the market. Even if we are successful in developing current or future product candidates, we will not be successful unless we complete our product development efforts, obtain regulatory approval and such product candidate(s) gain(s) market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these product candidate(s) will depend on a number of factors, including, but not limited to:

●	the timing of regulatory approvals in the U.S. and other countries, if any, and the uses for which we intend to pursue regulatory approval for the commercialization of current and future product candidates

●	the competitive environment;

●	the demand for our product candidate(s);

●	the establishment and demonstration in, and acceptance by, the medical community of the safety and clinical efficacy of our product candidate(s) and its potential advantages over other competitive products;

●	our ability to enter into supply agreements with health organizations and governments around the world for the supply of our product candidate(s) or our ability to enter into strategic agreements with pharmaceutical and biopharmaceutical companies with strong marketing and sales capabilities;

●	the adequacy and success of our distribution, sales and marketing efforts; and

●	the pricing, coverage and reimbursement policies of government and third-party payors, such as insurance companies, health maintenance organizations and other plan administrators.

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

We are currently concentrating our development efforts on the IL-17 NanoAb as a treatment for all potential indications where IL-17 plays a meaningful role, starting with psoriasis and psoriatic arthritis. The processes and requirements imposed by the U.S. Food and Drug Administration (the “FDA”) or other applicable health authorities may cause delays and additional costs in obtaining approvals for marketing authorization for our products. Because our platform is relatively new and only one drug developed by a competing company and related to rare blood diseases has been approved to date in the market, regulatory agencies, as well as insurance and other coverage providers and payers, may lack experience in evaluating our product candidates. This inexperience may lengthen the regulatory review process, increase our development costs and delay or prevent reimbursement and commercialization of our platform products. Additionally, advancing this novel platform creates significant challenges for us, and we must be able to overcome these challenges in order to successfully develop, commercialize and manufacture our product candidates.

In light of our current resources and limited commercial experience, we have and may need to continue to establish third-party relationships to successfully develop, commercialize and market our pipeline candidates.

Our long-term commercial viability may depend, in part, on our ability to successfully execute current strategic collaborations and establish new strategic collaborations with contract commercial organizations, pharmaceutical and biotechnology companies, non-profit organizations, and government agencies. Establishing and maintaining strategic collaborations and obtaining government funding is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position or based on their internal pipeline or available resources; government agencies may reject contract or grant applications based on their assessment of public need, the public interest, the ability of our products to address these areas, or other reasons beyond our expectations or control. If we fail to establish or maintain collaborations necessary for successful development, commercialization and marketing on acceptable terms, we may not be able to develop, commercialize or market product candidates or generate sufficient revenue to fund further research and development efforts.

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

For example, the COVID-19 NanoAbs licensed by us from UMG and MPG have demonstrated strong neutralization at very low concentrations of major Variants of Concern (“VoCs”) of COVID-19 (including Alpha, Beta, Gamma, Delta, and Omicron) in in-vitro studies, and for Wuhan also in a preclinical in vivo trial. These studies are not a guarantee of success in future preclinical or clinical trials, nor can the Company guarantee that the NanoAbs will neutralize any potential future VoCs, nor can the Company guarantee that the Company together with their partners at MPG and UMG will successfully isolate new NanoAbs against any newly emerging VoCs. Furthermore, even if preclinical studies are able to demonstrate the potential safety and efficacy of our product candidates, there can be no guarantee that such results will be reproducible in clinical trials involving human subjects.

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

We may be unsuccessful in adapting our COVID-19 NanoAbs to protect against future variants of COVID-19 and in finding a partner to further develop our COVID-19 NanoAbs. Furthermore, any commercialization of our COVID-19 NanoAbs may be adversely affected to the extent that the coronavirus disease evolves worldwide.

The SARS-CoV-2 virus continues to evolve, and new strains of the virus or those that are already in circulation may prove more transmissible or cause more severe forms of COVID-19 disease than the predominant strains to date. There is a risk that our COVID-19 NanoAbs will not be effective in protecting against emerging and circulating variant strains of the SARS-CoV-2 virus, or that we will develop COVID-19 NanoAbs for a variant that will not have a sufficient number of participants for a clinical trial.

Furthermore, there are a number of preventative vaccines in development and others that have already been approved and widely distributed. If the COVID-19 pandemic subsides or the COVID-19 disease does not evolve into a seasonally recurrent disease, it may reduce demand for our COVID-19 NanoAbs.

We have suspended further development of the COVID-19 NanoAbs program due to changing market conditions for COVID therapeutics and may not continue unless we find a partner to further develop this program. Such partners may be commercial, pharmaceutical companies or governmental agencies. We may not be successful in finding a partner to further develop our COVID-19 NanoAbs, and even if we are successful, there is no guarantee that the partner will be successful in developing our COVID-19 NanoAbs or that there will be sufficient market demand for COVID-19 NanoAbs. See also “ – In light of our current resources and limited commercial experience, we have and may need to continue to establish third-party relationships to successfully commercialize our pipeline candidates.”

We have limited experience with the development of local delivery and inhalation-administered therapies.

We intend to develop our anti-IL-17 NanoAbs to be administered by local delivery. If the development of our COVID-19 NanoAb is continued, we expect that it would be developed to be administered by inhalation, targeting the virus directly in the lungs and airways. Although our team has significant experience with designing and conducting clinical trials, we have never developed or commercialized a local delivery therapy or an inhalation-administered therapy. Even if our anti-IL-17 NanoAbs are effective against potential indications where IL-17 plays a meaningful or our COVID-19 NanoAbs are effective against COVID-19, we are subject to development risks associated with these routes of administration.

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

Natural disasters, public health and other states of emergency affecting the countries in which we operate, or the global economic markets may have an adverse impact on our business. Quarantines, travel restrictions, shelter-in-place, nationalization efforts or similar government orders, such as lockdowns, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could have an indeterminate impact on our operations. Our suppliers or partners could also be disrupted by conditions related to infectious diseases, possibly resulting in disruption to our supply chain, collaborations or operations. If our suppliers, or other potential partners such as CMOs or contract research organizations (CROs) are unable or fail to fulfill their obligations to us for any reason, our ability to meet clinical and commercial supply demand for current and future product candidates may become impaired.

A resurgence of COVID-19 and actions taken to reduce its spread may also materially affect us economically. While the COVID-19 pandemic has generally subsided, there is a risk of the emergence of a new variant which could have potential economic impact and can significantly disrupt global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position.

Also, in the event of a pandemic, there is no guarantee that interruptions or delays in the operations of the FDA or other regulatory authorities in other jurisdictions will not impact the review and approval timelines for the marketing applications we may submit for current and future product candidates. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The effect of the emergence of a new variant of COVID-19 or other broadly harmful pathogen is uncertain, and while we maintain business continuity plans, they might not adequately protect us. The extent to which COVID-19 or others broadly harmful pathogen or occurrence can negatively impact our business, financial condition and results of operations in the future will depend on future developments, which are highly uncertain and cannot be accurately predicted.

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

Risks Related to Our CDMO Business Unit

Initiating new business activities or strategies may expose us to new risks and may increase our costs associated with doing business.

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. Initiating new business activities or strategies may expose us to new or increased financial, regulatory, reputational, and other risks. There is no guarantee that our business strategies will succeed. Such business strategies are important and necessary ways to grow our business and respond to changing circumstances in our industry; however, we cannot be certain that we will be able to manage the associated risks and compliance requirements effectively. Such risks include a lack of management-level personnel experienced with CDMO business management, increased administrative burden, increased logistical problems, increased credit and liquidity risk and increased regulatory scrutiny. See also “ Risks Related to Our R&D Business Unit”. We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition".

External competition from other CDMO providers may be harmful to our planned CDMO business.

We face competition from other companies that are large, well-established manufacturers with financial, technical, research and development and sales and marketing resources that are significantly greater than ours. We also face competition from small biotech companies that are developing drugs at early stages that may choose to self-manufacture rather than utilize a contract manufacturer. To be successful, we will need to convince potential clients that our overall value proposition is superior to the one that could be achieved through internal drug development and manufacturing. Our ability to achieve this and to successfully compete against other manufacturers will depend, in large part, on our success in developing processing technologies that improve the efficiency and reduce the cost associated with drug development projects. If we are unable to successfully demonstrate our competitive advantages, we may not be able to compete against other CDMOs.

CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients could adversely impact our business.

The CDMO services we offer can be highly complex, due in part to strict regulatory requirements and the inherent complexity of the services provided. A failure of our quality control systems in our facilities could cause problems in connection with facility operations for a variety of reasons, including equipment malfunction, viral contamination, failure to follow specific manufacturing instructions, protocols and standard operating procedures, problems with raw materials or environmental factors. Such issues could affect production of a single manufacturing run or manufacturing campaigns, requiring the destruction of products, or could halt manufacturing operations altogether. In addition, any failure to meet required quality standards may result in our failure to timely deliver products to our clients which, in turn, could damage our reputation for quality and service. Any such incident could, among other things, lead to increased costs, lost revenue, reimbursement to clients for lost drug substances, damage to and possibly termination of client relationships, time and expense spent investigating and remediating the cause and, depending on the cause, similar losses with respect to other manufacturing runs. In addition, such issues could subject us to litigation, the cost of which could be significant.

Problems may arise during the production of our products and product candidates, as well as those we produce for our CDMO clients, due to the complexity of the processes involved in their development, manufacturing and shipment or other factors. Significant delays in product manufacturing or development and our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows.

The majority of our products and product candidates are VHH antibody fragments that are also known as nanobodies. Manufacturing VHH antibody fragments, especially in large quantities, is complex. The products must be made consistently and in compliance with a clearly defined manufacturing processes. Problems during manufacturing may arise for a variety of reasons, including problems with raw materials, equipment malfunction and failure to follow specific protocols and procedures. Slight deviations anywhere in the manufacturing process, including obtaining materials, maintaining master cell banks and preventing genetic drift, cell growth, fermentation, contamination including from particulates among other things, filtration, filling, labeling, packaging, storage and shipping, potency and stability issues and other quality control testing, may result in lot failures or manufacturing shut-downs, delays in the release of lots, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change manufacturers. Additionally, as our equipment ages, it will need to be replaced, which has the potential to result in similar consequences. Success rates can also vary dramatically at different stages of the manufacturing process, which can reduce yields and increase costs. From time to time, we may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and could cause us to fail to satisfy client orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation, or other restrictions on the marketing or manufacturing of a product, any of which could be costly to us, damage our reputation and negatively impact our business. Regulatory action, including the issuance of Forms FDA 483 and warning letters, can also have an impact.

Additionally, if changes are made to the manufacturing process, we may be required to provide the relevant regulatory agency with pre-clinical and clinical data showing the comparable identity, strength, quality, purity or potency of any impacted products before and after the changes.

We may be required to ship our VHH antibody fragment drug candidates to clinical trial facilities at a prescribed temperature range and variations from that temperature range could result in loss of product and could significantly and adversely impact our drug development program timelines, which could harm our business, financial condition, operating results and cash flows.

In addition, we may not be able to produce sufficient quantities to meet the rapidly changing demand or specifications of our clients on the desired timeframe, if at all. Our inability to produce sufficient quantities to meet the demand or specifications of our clients or the inability to timely obtain regulatory authorization to produce the products or product candidates of our clients could also harm our business, financial condition, operating results and cash flows.

Risks Related to Our R&D Business Unit

The members of our management team and certain consultants are important to the efficient and effective operation of our business, and we may need to attract and retain additional management and experts. Our limited financial resources may hinder the successful retention of our management and consulting team and adding additional experts, which could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer, Dr. Tamar Ben-Yedidia, our Chief Scientific Officer, and Mr. Elad Mark, our Chief Operating Officer. The early stage of our NanoAbs program creates uncertainty about our prospects and may make it more difficult to attract and retain qualified executives and other key personnel.

We are a developmental stage biopharmaceutical company with no product candidate(s) approved for marketing by regulatory agencies such as FDA, which makes it difficult to assess our future viability.

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

We compete against fully integrated pharmaceutical and biopharmaceutical companies and smaller companies that are collaborating with pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their strategic partners, operate larger research and development programs than we do, and have substantially greater financial resources than we do, as well as significantly greater experience in:

●	developing immuno-modulating products;

●	undertaking preclinical testing and human clinical trials;

●	obtaining FDA approvals and addressing various regulatory matters and obtaining other regulatory approvals of drugs;

●	formulating and manufacturing drugs; and

●	launching, marketing and selling drugs.

Generally, our competitors currently include large fully integrated pharmaceutical companies such as Sanofi-Pasteur, GlaxoSmithKline and other companies as well as companies and academic research institutes in various developmental stages attempting to develop COVID-19 therapies, such as Invivyd (formerly known as Adagio),Vir, and Exevir., or IL-17 therapies, such as UCB, Moonlake, and others. If our competitors develop and commercialize products faster than we do, or develop and commercialize products that are superior to our product candidate(s), our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our product candidate(s) obsolete or non-competitive. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

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

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crises as well as a variety of other factors including, among other things, the COVID-19 pandemic, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. While the financial markets have improved, they are still somewhat unstable, and a resurgence of COVID-19 or similar disruptions or the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

Governments may impose strict price controls, which may adversely affect our revenues, from the sale of product candidates.

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

Despite the implementation of security measures, our internal computer systems, and those of third parties on which we rely, are vulnerable to privacy and information security incidents, such as data breaches, damage from computer viruses and unauthorized access, malware, natural disasters, fire, terrorism, war and telecommunication, electrical failures, cyber-attacks or cyber-intrusions over the internet and attachments to emails. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed, ongoing or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Likewise, we will rely on third parties to conduct clinical trials for, and manufacture, current and future product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. Unauthorized disclosure of sensitive or confidential data, including personally identifiable information, whether through a breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, could result in negative publicity, legal liability and damage to our reputation. Unauthorized disclosure of personally identifiable information could also expose us to sanctions for violations of data privacy laws and regulations around the world. To the extent that any disruption or security breach result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidate(s) could be delayed.

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

Risks Related to Dependence on Third Parties

Our NanoAbs program is based on an exclusive license from MPG and UMG, and we could lose our rights to this license if a dispute with MPG and/or UMG arises or if we fail to comply with the financial and other terms of the license.

We license the core intellectual property for our NanoAbs program from MPG and UMG under exclusive license agreements, pursuant to which we received an exclusive worldwide license for the development and commercialization of COVID-19 NanoAbs and for the IL-17 NanoAbs based on certain patents and intellectual property owned by MPG and UMG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. However, MPG is entitled to terminate the exclusivity rights or to terminate the license agreement if, among other things, the Company fails to submit an IND application by a certain date or if the patent rights licensed pursuant to the License Agreement are invalidated. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

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

We rely on MPG to create and provide for our IL-17 NanoAbs program and any additional NanoAbs for our COVID-19 NanoAbs program and expect to rely on them for other NanoAbs programs that we may initiate in the future.

We rely on MPG to create and provide for our IL-17 NanoAbs program and any additional NanoAbs for our COVID-19 NanoAbs program and expect to rely on them for other NanoAbs programs that we may initiate in the future. If the supply of NanoAbs is disrupted or delayed, we will not be able to complete, or may be delayed in our efforts to, successfully develop and commercialize our current or future product candidates. There is no guarantee that we will be successful in in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs

If we were to conduct clinical trials, we would rely on third parties to conduct any such clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

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

A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and deliver our CDMO services, which could adversely affect our business.

Our current manufacturing facility contains highly specialized equipment and materials and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming, and costly to duplicate or, though a remote risk, may be impossible to duplicate. We do not have any redundant manufacturing facilities. If this facility were damaged or destroyed, or otherwise subject to disruption, including contamination, it would require substantial lead-time to replace such manufacturing capabilities and could cause costly delays in our R&D activities and in the performance of our CDMO services. In such event, we would be forced to identify and rely entirely on third-party contract manufacturers for an indefinite period of time, which we may not be able to do in a timely manner and would further increase our production costs. Any disruptions or delays at our facility or its failure to meet regulatory compliance would significantly impair our ability to advance our NanoAbs program and deliver our CDMO services, which would result in increased costs and losses and adversely affect our business and results of operations.

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

Our success, competitive position and future revenues depend in part on our ability to obtain and successfully leverage intellectual property covering our product candidate(s), know-how, methods, processes and other technologies, to protect our trade secrets, to prevent others from using our intellectual property and to operate without infringing the intellectual property rights of third parties.

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

We may be subject to a third-party pre-issuance submission of prior art to the USPTO or equivalent foreign bodies. In addition, since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we were the first to make our inventions or to file patent applications covering those inventions.

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

Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidate(s), one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and one or more of our foreign patents may be eligible for patent term extension under similar legislation, for example, in the European Union. In the United States, the Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, there are no assurances that the USPTO or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. For example, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate(s) will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable product candidate(s) could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Risks Related to Our Operations in Israel

We conduct most of our operations in Israel. Conditions in Israel, including the recent attack by Hamas from the Gaza Strip and Israel’s war against it, may affect our operations.

Because we are incorporated under the laws of the State of Israel and most of our operations are conducted in Israel, our business and operations are directly affected by economic, political, geopolitical and military conditions in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, the clash between Israel and Hezbollah in Lebanon may escalate in the future into a greater regional conflict. Additionally, Yemeni rebel group, the Houthis, have launched series of attacks on global shipping routes in the Red Sea, causing disruptions of supply chain. These geopolitical developments may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

Our R&D business unit is currently focused on advancing a novel VHH antibody for the treatment of psoriasis and related diseases. We plan to commence a pre-clinical toxicology study in Q3/4 2024. The production of the drug substance and drug product batches required for the studies is done at our site located in Jerusalem, Israel. As such, an escalation of the conflict in Gaza or its expansion to include the northern border of Israel could potentially impact the studies. Risks include delays in operations due to missile attacks and/or difficulty in recruiting additional employees or service providers due to their service in the reserve forces of the Israel Defense Forces (the “IDF”), the national military of Israel.

We currently do not anticipate any material risk that the drug production for the studies will not be to be produced in Jerusalem, Israel. In the event we are not able to perform the drug production ourselves, we can approach alternative suppliers to perform the production. If we need to approach alternative suppliers, our pre-clinical trial could be delayed. A delay or disruption in our pre-clinical trial could impact the value of our securities, require us to raise additional capital, reduce operating expenses, including by reducing headcount, and/or limit or terminate our product development activities.

In October 2023, our CDMO business unit signed its first contract to provide R&D services to a biotech client and since then we have signed additional contracts with other clients, and we are in advanced contract discussions with several other potential clients. Although we have not seen that the ongoing conflict has affected this business to date, there can be no assurances that potential clients will not delay their engagement with us or not engage us for CDMO services due to conflict or that the conflict will not otherwise have a material adverse effect on us or our operations in the future.

The IDF is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. We currently have 30 employees, all of whom reside in Israel, consisting of 10 management employees and 22 non-management employees. Our CEO was called in Q4 2023 for reserve service near his home to be “on-call” for emergency situations. During that time, he continued to perform his work duties partially remotely and partially from our Company’s offices in Jerusalem. Such reserve duty has not materially affected the Company’s operations. In addition, two of our non-management employees who do not perform critical functions have been called to reserve military service in the IDF with both having been released. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business and disrupt our operations due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability. These measures may include overtime and third-party outsourcing. These possible effects on our business may adversely impact our results of operations, liquidity or cash flows.

Additionally, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

In addition, as a result of the war, the international rating agency, Moody’s, has cut Israel's credit rating from A1 to A2 and has also lowered Israel's outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

It is currently not possible to predict the duration or severity of the ongoing conflict or its effect on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among other possible effects.

Furthermore, prior to the war, the Israeli government was pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, critics voiced concerns that the proposed changes may negatively impact the business environment in Israel. If the Israeli government resume the pursuit of such extensive changes, it may negatively affect our business, financial condition and prospects. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

Our reporting and functional currency is the U.S. Dollar, but some portion of our operational expenses are in NIS and Euros. As a result, we are exposed to some currency fluctuation risks. We may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the currencies mentioned above in relation to the U.S. Dollar. These measures, however, may not adequately protect us from adverse effects.

Risks Related to our Securities

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs. The delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly.

If we fail to satisfy Nasdaq’s continued listing requirements, Nasdaq may take steps to delist the ADSs.

On November 1, 2023, we received a notice of non-compliance from Nasdaq that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Rule"). We were given 180 days to regain compliance. On April 30, 2024, we received a staff determination letter from Nasdaq notifying us that, due to our continued non-compliance with the minimum $1.00 bid price requirement, our ADSs would be scheduled for delisting from Nasdaq and would be suspended for trading at the opening of business on May 7, 2024 unless we timely request a hearing before an independent Nasdaq Hearings Panel (the "Hearing Panel”). We have appealed the delisting determination and requested a hearing before the Panel, which automatically stays any suspension. Our board of directors also approved a ratio change of the ADSs to our non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, which is equivalent to a reverse split of 1 for 10. The anticipated effective date of the ratio change is May 21, 2024. We expect that the ratio change will correct the ADS trading price noncompliance issue, which in turn, because corrected prior to the hearing, would make the need for a hearing moot. If the ratio change does not correct the non-compliance prior to the hearing, we will request an extension of time sufficient to regain compliance vis-à-vis the referenced ratio change or, if necessary, a further ratio change. However, in such a case, there can be no assurance that we will obtain an extension period from the Panel to regain compliance, or, if the Panel grants such an extension period, that we will be able to evidence compliance with the Rule before the extension period expires.

In addition, we received notification letters from Nasdaq dated September 28, 2022 and May 1, 2023 advising us that we are not in compliance with Listing Rule 5550(b)(1) requiring companies listed on Nasdaq to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. On August 1, 2023, we announced that Nasdaq reviewed our plan to regain compliance with Nasdaq’s Listing Rule 5550(b) and provided us with an extension until October 30, 2023 to demonstrate compliance. On November 20, 2023, we announced the receipt of formal notification from Nasdaq that we had regained compliance with Nasdaq listing rules regarding minimum stockholders’ equity. Nasdaq also indicated that if we do not evidence such compliance in our next periodic report (this Annual Report), Nasdaq may provide notification to us that our ADSs may be subject to delisting, at which time we may appeal the determination to a Hearings Panel. Our shareholders’ equity as of December 31, 2023 as reflected in our financial statements for the year ended December 31, 2023 was less than the minimum of $2,500,000 in stockholders’ equity required by Nasdaq for continued listing, and so there is a risk that the ADSs will be delisted from Nasdaq.

In addition, .

If the ADSs are delisted from Nasdaq, trading of our securities would most likely take place in an over-the-counter market for unlisted securities. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our securities in an over-the-counter market, and many investors would likely not buy or sell our securities due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our securities would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our securities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our securities, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition and results of operations, including our ability to attract and retain qualified employees and raise capital.

A delisting from Nasdaq would likely have a negative effect on the price of the ADSs and would impair shareholders’ ability to sell or purchase their ADSs when they wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the ADSs to become listed again, stabilize the market price or improve the liquidity of the ADSs, prevent the ADSs from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we should not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2023. However, there can be no assurance that this will be the case in 2023 or in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences such as (i) having gains realized on the sale of the ADSs treated as ordinary income rather than capital gain, not qualifying for the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders, and (ii) having interest charges apply to certain distributions by us and upon certain sales of the ADSs.

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

We have not paid any cash dividends on the ADSs since inception. We do not anticipate paying any cash dividends on the ADSs in the foreseeable future. Moreover, the Companies Law imposes certain restrictions on our ability to declare and pay dividends. As a result, investors in the ADSs will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price more than the price paid.

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

The market price for the ADSs has been and is likely to remain highly volatile and subject to wide fluctuations in response to numerous factors including the following:

●	our failure to obtain the authorizations necessary to commence future clinical trials;

●	results of clinical and preclinical studies;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of technological innovations, new product candidate(s) or product enhancements by us or others;

●	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws, regulations, or decisions applicable to our product candidate(s) or patents;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	announcements concerning our competitors or the pharmaceutical or biotechnology industries in general;

●	achievement of expected product sales and profitability or our failure to meet expectations;

●	our commencement of or results of, or involvement in, litigation, including, but not limited to, any product liability actions or intellectual property infringement actions;

●	any major changes in our board of directors, management or other key personnel;

●	legislation in the United States, Europe and other foreign countries relating to the sale or pricing of pharmaceuticals;

●	announcements by us of entering into or termination of significant strategic partnerships, out-licensing, in-licensing, joint ventures, acquisitions or capital commitments;

●	expiration or terminations of licenses, research contracts or other collaboration agreements;

●	public concern as to the safety of therapeutics we, our licensees or others develop;

●	success of research and development projects;

●	developments concerning intellectual property rights or regulatory approvals;

●	variations in our and our competitors’ results of operations;

●	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by these analysts;

●	future issuances of Ordinary Shares, ADSs or other securities;

●	general market conditions, including the volatility of market prices for shares of biotechnology companies generally, and other factors, including factors unrelated to our operating performance;

●	nationalization of vaccines as part of a pandemic due to as part of national security, for example, under the U.S., Defense Production Act seizure of manufacturing; and

●	the other factors described in this “Risk Factors” section.

These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs, which would result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. In the past, the COVID-19 pandemic resulted in significant financial market volatility and uncertainty. A resurgence of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of the ADSs.

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

Substantial future sales or perceived potential sales of the ADSs in the public market, including ADSs issuable upon exercise of outstanding warrants, could cause the price of the ADSs to decline.

Substantial sales of the ADSs on Nasdaq may cause the market price of the ADSs to decline. Sales by us or our security holders of substantial amounts of the ADSs, or the perception that these sales may occur in the future, including ADSs issuable upon exercise of outstanding warrants, could cause a reduction in the market price of the ADSs.

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

Our History

Our legal and commercial name is Scinai Immunotherapeutics Ltd. We are a company limited by shares organized under the laws of Israel. We were incorporated in Israel in 2003 as a privately held company. In February 2007, we completed an initial public offering of our ordinary shares on the Tel Aviv Stock Exchange (TASE), and we voluntarily delisted from the TASE in January 2018. In May 2015 we completed an initial public offering of ADSs and ADSs warrants (which have since expired) on the Nasdaq Capital Market. On September 6, 2023, we announced the change of our corporate name to Scinai Immunotherapeutics Ltd. from BiondVax Pharmaceuticals Ltd. to reflect better our fresh start and new direction.

Our principal executive offices are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, and our telephone number is +972-8-930-2529. Our website is www.scinai.com. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, the information contained on, or accessible through, our website is not incorporated by reference herein and shall not be considered part of this annual report. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for 2023, 2022 and 2021 amounted to approximately $637, $836, and $138 thousand, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

B.	Business Overview

We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. .

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of our prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q42020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibody fragments derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb. Consequently with our decision to put the COVID19 Nanoab for partnering, we have agreed with MPG/UMG to stop the aRCA.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

In June 2023, we disclosed that we were pursuing a strategic partnership for our COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals and that we will focus on developing the anti-IL-17 NanoAb.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as GMP manufacturing for clinical supplies. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

Our biological drug development and manufacturing services for early-stage pre-clinical and clinical programs of protein-based biological drugs includes highly advanced laboratories and a cGMP pilot plant (designed to meet EMA and FDA regulatory requirements) , upstream and downstream process development, process optimization and scaleup, cGMP manufacturing, Fill & Finish operations (F&F), analytical method development and quality control under GLP conditions supported by a robust quality management system . The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

We perform our CDMO services at our approximately 1,850 square meters (20,000 square feet) facility which we lease in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and the Hebrew University’s Medical School.

Our Competitive Strengths

We believe that our people, processes and technologies give us distinct advantages over our competitors, as follows:

●	People: Our leadership team has deep biotech and pharmaceutical industry experience, including our Chairman of the Board Mark Germain (former Co-Chairman of Pluri (previously Pluristem Therapeutics), and a co-founder and former director of a number of other biotechnology companies including, without limitation, Alexion, Neurocrine, ChromaDex Inc., Stem Cell Innovations Inc., Omnimmune Corp. and Collexis Holdings Inc.), Board director Samuel Moed (former Senior VP Corporate Strategy at Bristol Myers Squibb), Board director Jay Green (former Senior VP Finance and CFO of GSK’s global vaccines business) and COO Elad Mark (formerly employed by Novartis). Our CEO, Amir Reichman, has extensive vaccines R&D, supply chain, manufacturing, and engineering experience from Novartis in the U.S. and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, oversaw M-001 vaccine development from early research at the Weizmann Institute through the pivotal Phase 3 clinical trial. Dr. Ben-Yedidia conducted her preliminary research in the 1990’s under the guidance of Professor Ruth Arnon. Professor Arnon continues to serve as head of Scinai’s Scientific Advisory Board.

●	Processes: After years of experience, Sinai has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality and GMP manufacturing processes. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive advantage versus other companies of our size. In the past, we conducted a pivotal Phase 3 trial in over 100 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). The trial was completed on time and on budget. Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, a Phase 2b clinical trial in Europe, and a Phase 2 clinical trial sponsored and conducted by the NIH/NIAID in the USA.

●	Technology: Our existing and advanced GMP manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, nanobodies and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Our Business Strategy

Beginning with the MPG/UMG Agreements, the Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	A pipeline of products for prevention and/or treatment of illnesses with large market opportunities for more effective treatments.

●	Each product candidate originated through the MPG/UMG Agreements would be designed to interact with target previously validated as an appropriate target for therapeutic intervention by an antibody already on the market.

●	Each therapeutic indication nevertheless is underserved by existing antibody treatments and a large market opportunity exists for a proprietary NanoAb with improved attributes.

●	A pipeline that would take advantage of the unique physicochemical attributes of our NanoAbs, including:

●	Nano size and physical stability – our NanoAbs are approximately 1/10th the size of regular antibodies and have a durable molecular structure. This allows them to be delivered through routes of administration (e.g., intra-dermal, nasal, inhalation, etc.) not particularly amenable to regular antibodies, which are too large and/or easily break down under pressure, opening new or enlarged market opportunities for our NanoAbs.

●	Ultra-high thermo-stability – our NanoAbs retain biological activity even at high temperatures. This provides extended shelf life and may reduce the need for cold chain shipping and storage.

●	Extremely high binding affinity to the target with effective neutralization. Binding affinity is the likelihood that a drug molecule (e.g., a single NanoAb) will find, and attach to its designated target thereby contributing to therapeutically relevant neutralization of the target. This could translate to faster onset of medical efficacy or in some cases it may translate to lower required human dosage compared to other antibodies. That said, this should be demonstrated in clinical trials.

●	High specificity - Our NanoAbs have high specificity to their intended target, and therefore fewer of them are expected to bind to targets other than the designated target, resulting in fewer side effects. Furthermore, and because of their relatively short half-life, any NanoAbs, that do not bind to a target are expected to be quickly degraded or excreted from the body, thus also limiting future adverse effects.

●	A pipeline of products that can progress through the discovery stage and enter the clinic relatively quickly compared to traditional monoclonal antibody drug discovery.

●	Traditional monoclonal antibody drug discovery entails years of research identifying and validating a target, identifying the appropriate type of molecule to interact with that target, validating that the mechanism of action can produce a therapeutically relevant benefit with a satisfactory safety profile and that the drug can be produced at an acceptable cost of goods.

●	Together with an international management consulting firm, we have triaged through more than 800 potential molecular targets for our NanoAbs and selected those that had already been validated as targets for commercially available monoclonal antibodies. Furthermore, we filtered for targets for disease treatments that still leave a large unmet need or a large, underserved patient population. We then selected those targets that we believe have the highest commercial value but lowest clinical development costs (small sized clinical trials with fastest timeline to in human proof of concept).

●	Our collaborators at MPG/UMG have been able to generate large libraries of NanoAbs against most of our pre-validated targets within the first 12 months of the collaboration and in many cases have selected from those libraries a small portfolio of candidates that meet or are close to meeting a set of pre-agreed Compound Acceptance Criteria, which we have agreed make them potentially appropriate for further development.

●	As a consequence, over the next 12 to 24 months, subject to having sufficient capital, we believe we will be in a position to execute our exclusive option for exclusive license for development and commercialization of several of the abovementioned nanoAbs and advance them, in addition to our COVID-19 and IL-17 NanoAbs, through remaining pre-clinical development and, subject to available capital resources, updated analysis of market opportunities, partner interest and other relevant factors determined at the time, potentially initiate first in human clinical trials, all in a time frame we believe to be much quicker, at a cost much lower, and with fewer unknowns/less risk than traditional monoclonal antibodies drug discovery at the same stage of development.

●	A pipeline of products that can be developed through the various Chemistry, Manufacturing and Controls steps (CMC) and then be produced for clinical development and potentially initial commercial volumes required for product launch at a low cost of goods at our existing manufacturing facility in Jerusalem, built to GMP standards.

●	Our NanoAbs are produced in yeast, a relatively low cost and rapid production system compared to the manufacture of regular antibodies. Regular antibodies are produced in mammalian cell lines that take considerable time to establish, require a much more sophisticated production facility, have lower yields and involve more expensive processing to harvest and purify the ultimate drug substance.

●	Our facility in Jerusalem is equipped to take the candidates generated by MPG/UMG and immediately begin development of NanoAbs for pre-clinical testing and ultimately produce clinical grade NanoAbs.

●	By conducting these activities in-house, we will be in a position to avoid the delays and high costs typically associated with third party contract manufacturers and have more direct control over the process.

If successfully implemented, this strategy would provide Scinai with a diverse multi-dimensional pipeline that we believe has been substantially de-risked without necessarily limiting the upside potential. We would also expect to have considerable flexibility regarding partnering with other companies in the pharmaceutical industry, out-licensing, joint ventures and the like. The Company is currently actively engaged in identifying and evaluating many of these opportunities. Notwithstanding the Company’s efforts to mitigate the risk associated with the development of our NanoAbs, there remains significant risk of failure, as described under “Risks Related to Our Business”, associated with product development, manufacturing, regulatory matters, capital availability, commercialization, and other factors relevant to small companies, such as Scinai, engaged in early stage pharmaceutical development activities.

Research and Development

On September 20, 2022, we announced that MPG and UMG have successfully generated, identified and isolated NanoAbs addressing a number of additional biological target molecules as specified in the RCA. Based on these promising results, the Scinai-MPG-UMG Joint Steering Committee, established to guide the RCA programs, decided to focus further development beginning with the following NanoAbs, targeting immune system cytokines:

●	NanoAbs targeting IL-17A, IL-17F and IL-17A/F complex as drug candidates for the potential treatment of psoriasis and psoriatic arthritis.

●	NanoAbs targeting IL-13 and NanoAbs targeting TSLP as drug candidates for the potential treatment of asthma.

As mentioned above, on June 5, 2023, we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis. In addition, as disclosed under “Business Overview”, in June 2023, we disclosed that we were pursuing a strategic partnership for our COVID-19 NanoAb and that we will focus on developing the anti-IL-17 NanoAb.

Pre-Clinical Trial of anti-IL-17 NanoAb mild to moderate plaque psoriasis

In December 2023, we announced successful preclinical trial results of the anti-IL-17 NanoAb, as a local treatment for the large and underserved population of mild to moderate plaque psoriasis. The study, conducted by Genoskin (FR), a pioneering French biotechnology company, aimed to evaluate the anti-inflammatory effects of our NanoAbs. Genoskin’s proprietary human skin models were induced for expression of plaque psoriasis symptoms to enable ex-vivo examination of the therapeutic effects of drugs targeting underlying mechanisms in the pathogenesis of plaque psoriasis, particularly the IL-17 family of pro-inflammatory cytokines. This disease-induced skin model reproduces key features of plaque psoriasis tissue morphology as well as the cytokine profile associated with the inflammatory state of plaque psoriasis lesions. Genoskin’s model has been successfully validated1 as a reliable ex-vivo system for testing drugs aimed at plaque psoriasis.

The trial’s study groups included intradermal injections in two dosage schedules of our anti-IL-17 NanoAbs, which were compared to Cosentyx® (a leading monoclonal anti-IL-17A antibody treatment for severe psoriasis), Betamethasone (a topically applied corticosteroid used a treatment for mild to moderate psoriasis), an unrelated VHH NanoAb, and an untreated control. The anti-inflammatory effect of our NanoAbs were evaluated by measuring cytokine levels secreted by the skin tissues, including IL-17 family cytokines. Additionally, the skin’s structure, integrity, and viability were assessed by a histological analysis.

The statistically significant results demonstrated the potential for our anti-IL-17 NanoAbs to noticeably improve psoriatic skin lesions as indicated by skin viability and structural integrity. This finding was corroborated by cytokine release analysis, which showed significantly reduced IL-17 release (p<0.001) upon treatment with our IL-17 nanoAb as compared to the untreated control, similar to the effects of Betamethasone and Cosentyx.

The results confirm and build upon previously reported results indicating that our anti-IL-17 NanoAbs downregulated key molecular markers overexpressed in plaque psoriasis in a 3D scaffold of skin cells, a model mimicking a skin tissue. We have recently conducted an in-vivo proof of concept animal study in early 2024 in collaboration with Technion Israel Institute of Technology. Results of this study are expected in June 2024. Upon favorable results from the abovementioned PoC in vivo study we plan to conduct a pre-clinical toxicology study before commencing a first-in-human clinical trial in H2 2025.

NanoAb program for COVID-19

Despite encouraging set of in-vitro and in-vivo animal studies showing that inhalation of our COVID-19 NanoAbs has the potential to effectively treat or prevent infection by various strains of COVID-19, we have suspended further development of the COVID-19 NanoAbs program due to changing market conditions for COVID therapeutics and may not continue unless we find a partner to further develop this program.

●	Technology transfer of several COVID-19 potential lead drug candidates has been conducted and included manufacturing process development and analytical methods development, and initial manufacturing has been commenced.

●	We have partnered with two world-renowned institutes to conduct a preclinical proof-of-concept in vivo study of the COVID-19 NanoAb targeting the Wuhan strain as a proof-of-concept study of a NanoAb as an inhaled therapy in COVID-19 infected animals: The Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) and The University of Veterinary Medicine Hannover (TiHo), Germany. The trial commenced in Q4 2022 and used an industry-standard animal model that correlates severity of disease with weight loss. The trial we conducted compared weight loss, among other vitality and illness parameters in four groups of hamsters after infection with SARS-COV-2. The experimental groups were treated with our anti-COVID-19 NanoAb, as an inhaled therapy, in descending doses, starting one day after being infected, while the control group was treated in the same manner but with saline serving as a placebo. On November 29, 2022, we reported results from our high dose experimental group in comparison to the control group and showed that, compared to their weight immediately prior to infection, the control group’s weight declined on average 12.01%, considered to be indicative of severe disease, while the weight of the high dose experimental group, which was administered by our NanoAb through inhalation, declined on average only 3.80%, a highly statistically significant result (p<0.001). The successful result was further supported by eight other tracked parameters, including heart rate and social behaviors, that indicated the group treated with inhaled NanoAbs experienced a milder and shorter illness. The results from the two lower doses of our inhaled anti COVID-19 NanoAb were not different than those demonstrated by the high dose. On January 6, 2023, we announced additional results from the preclinical in vivo proof-of-concept study, namely that six days after infection, compared to the placebo group, hamsters treated with our inhaled NanoAb not only had over 30 times lower SARS-COV-2 viral titers in their lungs as measured by median tissue culture infectious dose (TCID50) but also those levels were at the border of detection, suggesting potential virtual elimination of the virus from their lungs. These results were corroborated also by PCR.

●	On January 23, 2023, we announced additional results from the preclinical in vivo proof-of-concept study, this time testing a prophylactic use of our anti-COVID-19 NanoAbs in prevention of COVID-19 disease. The study compared weight loss in two groups of hamsters. Hamsters administered a mid-sized dose of the NanoAb three hours prior to infection experienced no significant weight loss over the six-day trial, whereas the untreated control group’s weight declined 12% on average, a highly statistically significant difference (p<0.0005). Data from our trial indicate that our NanoAb may effectively serve as both a therapeutic and protective prophylactic drug. A pilot quantity of the NanoAb was manufactured in-house and sent to our consulting partner supporting us with the development of a formulation and selection of an inhalation device for human use.

We received supportive Scientific Advice for our COVID-19 NanoAb development plans from the Paul Ehrlich Institute (PEI), an agency of the German Federal Ministry of Health whose research and control activities promote the quality, efficacy and safety of biological medicinal products. PEI supported our plan for first-in-human clinical trial to be conducted directly in sick patients as a combined Phase 1/2a, testing both safety and efficacy, thereby shortening our potential clinical development timelines.

As mentioned above, as part of the five-year Research Collaboration Agreement, MPI and UMG have been able to discover and characterize additional NanoAbs aimed at molecular targets pre-defined by Scinai with first being an anti-IL-17 NanoAb that is planned for treatment of psoriasis (but not limited to) and for which Scinai obtained an exclusive license as mentioned above. Additional NanoAbs targeting IL-13 and TSLP, which can be used for the treatment, but not limited to, of asthma and Atopic Dermatitis, might reach their acceptance criteria to trigger our exclusive option for exclusive license for development and commercialization worldwide.

Competition

Generally, our competitors include large, fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop (i) COVID-19 antibody therapeutics (such as Invivyd (formerly Adagio Therapeutics), Vir Biotechnology, and ExeVir)) as well as (ii) other products for the prevention and treatment of disease targets that are the subject of our broader agreement with MPG and UMG, including MoonLake Immunotherapeutics AG for the development of antibodies against psoriasis.

Marketing and Sales

We do not currently have any pharmaceutical product marketing or sales capabilities. We intend to license to, or enter into strategic alliances, with third parties in the pharmaceutical business, which are equipped to market and/or sell any products that we acquire or develop in the future. We may seek to establish such capabilities internally in the future, if and when appropriate, in addition to any such licensing arrangements or strategic alliances.

Manufacturing

We built, own, and operate a biologics manufacturing facility in Jerusalem, which is capable of manufacturing GMP-compliant product candidates for use in either clinical trials or for small to medium scale commercial supply. We have manufactured the COVID-19 and IL-17 NanoAbs for our preclinical in vivo studies in our facility, and although we currently anticipate using our facility for future manufacturing of product candidates, we may also rely on a third party CMO.

Properties

Office Leasing Agreement

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed Assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $10.8 million for the period ended on December 31, 2023 and $11.2 million for the period ended on December 31, 2022.

Our Main Laboratory

Our facility in Jerusalem consists of laboratories, manufacturing suites, and offices. The laboratories include (i) an analytical lab, which conducts quality tests on our products using our designated analytical methods; and (ii) technical research and development lab for manufacturing process development and scale up. The manufacturing suites, defined as “clean rooms”, include a fermentation suite (“upstream”), a protein purification suite (“downstream”), a formulation suite, an aseptic, automated pre-filled syringes/vials filling, and an equipment cleaning and sterilization suite. In addition, we have two GMP cold, and ambient temperature storage areas.

Scinai’s modern cGMP pharmaceutical manufacturing facility is designed in a modular ‘Single Use’ technology concept enabling relatively flexible production capabilities. Equipment units are mobile and can be replaced or relocated. The facility includes sufficient room to conduct upstream, downstream and media / buffer preparation processes. Each clean room is segregated with a separate Fan Filter Unit (FFU) designed to avoid cross contamination.

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

 Research and other Grants

Finance Contract – European Investment Bank

We borrowed 24 million Euro under a finance contract (the “Finance Contract”) with the European Investment Bank (the “EIB”), to finance a portion of the cost of developing our previous leading drug candidate M-001and our GMP biologics manufacturing facility. As part of the Finance Contract, we also entered into a security agreement (the “Security Agreement”), whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets (other than certain licensed intellectual property related to our former M-001 program).

On August 10, 2022, we announced the successful conclusion of negotiations and formal approval by the EIB of new terms of its outstanding €24 million loan (the “Loan”) to Scinai, including:

●	Loan extension: An extension of the maturity dates from 2023 (€20 million) and 2024 (€4 million) until December 2027.

●	Interest accrual: Although the Loan has been outstanding since 2018, interest on the Loan will only begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the Loan period.

●	Interest repayment: $900,000 was paid by Scinai shortly after the execution of the relevant amendment letter with the EIB and was applied to reduce the outstanding Loan. An additional approximately $725,000 was paid during February, 2023 in connection with the financing completed in December 2022 and an additional $108,000 was paid during 2023 in connection with the financing completed in September 2023. Going forward 10% of any capital raises until maturity will be used to further repay the Loan Interest including any outstanding accrued interest.

●	Variable remuneration to the EIB: Once Scinai’s commercial sales exceed €5 million, 3% of Scinai’s topline revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original €24 million principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal calculated from January 1, 2022.

●	Prepayment indemnity: In case Scinai decides to discharge all liabilities under the Finance Contract, inter alia, payments of the variable remuneration, Scinai would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

On November 29, 2023, we announced the execution of a formal amendment to our finance contract with the European Investment Bank (EIB). The amendment extended the maturity date of the contract by four years from December 31, 2027 to December 31, 2031.

Israeli Innovation Authority

Since 2006, we have owed approximately $6.2 million in grants to the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and therefore do not currently expect to make any royalty payments to the IIA. The Company is subject to various other restrictions pursuant to the grants, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, we do not expect these restrictions to be material to our ongoing operations.

In November 2023, we announced that the IIA had approved a non-dilutive grant, with effective date being September 1 2023, covering 66% of the costs of an NIS 3.5 million (approximately $1.0 million) project aimed at ramping up our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant. IIA informed us that in August 2024 Scinai can apply for a grant extension covering 66% of additional NIS 1.5 million. We intend to apply for the grant extension option.

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

An IND application, while technically a request for a federal approval to transport or distribute a drug across state lines, is, in effect, a request for authorization from the FDA to administer an investigational drug product to humans. In the future, we may consider submitting an IND application to the FDA for initiating clinical trials or, if required, to conduct a bridging clinical study to allow licensure of a Company product candidate in the U.S.

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

Generally, three phases of clinical trials are conducted prior to receiving regulatory marketing approval: Phase 1 clinical trials are normally conducted in small groups of healthy volunteers to assess safety and find the potential dosing range. After a safe dose has been established, the drug is administered to small populations of eligible participants (Phase 2) to look for initial signs of efficacy in treating the targeted disease or condition and to continue to assess safety. In the case of vaccines, the participants are healthy, and the signs of efficacy can be obtained in early Phase 1, therefore this Phase is defined as Phase 1/2. Phase 3 clinical trials are usually multi-center, double-blind controlled trials in hundreds or even thousands of subjects at various sites to assess as fully as possible both the safety and effectiveness of the drug.

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

Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, detailed investigational drug product information is submitted to the FDA in the form of a BLA as compared to an NDA for general traditional small molecule drugs requesting approval to market the product for one or more indications. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, and controls and proposed labeling, among other things. Given the complexities of manufacturing biological products that are processed from living material, BLA content must also demonstrate purity specifically in terms of showing that the final product does not contain extra material.

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

Also, quality control and manufacturing procedures must continue to conform to cGMP after approval to ensure and preserve the long-term stability of the drug product. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes extensive procedural, substantive, and record keeping requirements. In addition, changes to the manufacturing process are strictly regulated and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

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

Additionally, a product may be eligible for accelerated approval if it is intended to treat a serious or life-threatening disease or condition and would provide meaningful therapeutic benefit over existing treatments. Accelerated approval may be granted on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality and is reasonably likely to predict an effect on irreversible morbidity, mortality, or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval diligently perform adequate and well-controlled post marketing clinical studies demonstrating clinical benefit. In addition, the FDA requires as a condition for accelerated approval the submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for licensure but may expedite the review process.

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

Post-Licensure FDA Requirements

Biological products manufactured or distributed pursuant to FDA licenses are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion with the product. After licensure, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and licensure. There also are continuing annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

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

Although we do not currently have any products on the market, in addition to FDA restrictions on marketing of pharmaceutical products, we are also subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments. Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation may constrain the financial arrangements and relationships through which we research, develop, and, ultimately, sell, market, and distribute any products for which we obtain marketing approval. Such laws include, without limitation:

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

Israel

Before an entity or person can conduct clinical testing on humans in Israel, such entity or person must receive special authorization from the ethics committee (also known as a “Helsinki Committee”) and general manager of the institution in which such entity or person intends to conduct its study, as required under the Guidelines for Clinical Trials in Human Subjects implemented pursuant to the Israeli Public Health Regulations (Clinical Trials in Human Subjects), as amended from time to time, and other applicable legislation. These regulations also require authorization from the Israeli Ministry of Health in certain circumstances, such as genetic trials and special fertility trials. The institutional ethics committee must, among other things, evaluate the anticipated benefits that are likely to be derived from the project to determine if it justifies the risks and inconvenience to be inflicted on the human subjects, and the committee must ensure that adequate protection exists for the rights and safety of the participants as well as the accuracy of the information gathered in the course of the clinical testing. If we perform future clinical studies in Israel, we will be required to obtain authorization from the ethics committee and general manager of each institution in which we intend to conduct our clinical trials, and in most cases, from the Israeli Ministry of Health.

Europe and Other Territories

Before obtaining the regulatory approval for a product (FDA or other), we must obtain approval to commence clinical trials. For example, in the European Union, a clinical trial application, or CTA, must be submitted to each member state’s national health authority and to an independent ethics committee. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time frame may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases. It is optional for products with other new active substance (which has not been developed for the diseases named in the Annex of the relevant EU-Regulation on the authorization of medicinal products for human use and the EMA), those products that are highly innovative, or for which a centralized process is in the interest of participants. Under the centralized procedure category in the European Union, the maximum time frame for the evaluation of a marketing authorization application by the Committee of Medicinal Products for Human Use (CHMP) is 210 days after receipt of a valid application (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, for which there is no single definition, but which needs to be justified by the applicant and assessed by the CHMP on a case-by-case basis. Relevant criteria can be: the seriousness of the disease, such as seriously disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days. On the basis of the CHMP opinion, the European Commission will decide on the marketing authorization within 67 days after receipt of the CHMP opinion.

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

Intellectual Property

We license the core intellectual property for our NanoAbs program from MPG under an exclusive license agreement, pursuant to which we received an exclusive worldwide license for the development and commercialization of NanoAbs based on certain patents and intellectual property owned by MPG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing the use, management and disposal of hazardous, and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Our laboratory personnel have ongoing communication with the Israeli Ministry of Environmental Protection in order to verify compliance with relevant instructions and regulations. In addition, all of our laboratory personnel participate in instruction on the proper handling of chemicals, including hazardous substances before commencing employment, and during the course of their employment, with us. In addition, all information with respect to any chemical substance that we use is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

C.	Organizational Structure

We do not have any subsidiaries and do not hold any investments in other entities.

D.	Property, Plants and Equipment

Our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

For the year ended December 31, 2023, cash outflow for our office and laboratory leases amounted to $0.4 million.

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, $10.8 million as of December 31, 2023 and $11.2 million as of December 31, 2022.

For a description of our current laboratory see Item 4B. “Business Overview – Properties”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2023 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

Company Overview

 We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. For financial reporting purposes, we treat our R&D business unit and our CDMO business unit as separate reporting segments.

Development of I&I biological therapeutic products

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of its prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q3 2020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around the licensed innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibodies derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi.

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. The aRCA provided for monthly payments to MPG and UMG and had a term until the earlier of two years or the date the Company enters into first in-human clinical trials with the COVID-19 NanoAb.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. SCINAI has the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

In June 2023, we disclosed that we were pursuing a strategic partnership for our COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals and that we will focus on developing the anti-IL-17 NanoAb.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations. During 2023 we did not generate revenues from sales of services or products. Since January 1, 2024, our CDMO unit obtained work orders from customers with sales value of approximately $500,000 but only limited revenues to date.

To date, we have funded our operations primarily through (i) the sale of equity securities in both public and private offerings, (ii) a rights offering, (iii) exercises of warrants issued in connection with our initial public offering in the U.S., (iv) funding received from the IIA, and (iv) proceeds from the Finance Contract with the EIB. In February, 2021, December 2021, December 2022, September 2023 and January 2024 we raised gross proceeds of approximately $13.8 million, $9.8 million, $8 million, $1.33 million and $1.69 million respectively, in underwritten offerings of the ADSs (and, in December 2022, two warrants to purchase ADSs for each ADS offered), a registered direct of ADSs and pre-funded warrants to purchase ADSs and concurrent private placement of warrants to purchase ADSs and the exercise for a reduced exercise price of outstanding warrants to purchase ADSs in exchange for the issuance of new warrants to purchase ADSs. As of December 31, 2023, we had $4.9 million of cash and cash equivalents and short-term deposits.

We expect that we will incur additional losses soon as a result of our research and development activities. Such research and development activities will require us to obtain and expend further resources if we are to be successful. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds to further develop our research and development programs. As a result of our research and development activities and our failure to generate revenues from our inception until December 31, 2023, among other things, our net loss for the year ended December 31, 2023 was $6.5 million.

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

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the risk factors set forth above in Item 1A, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Developing bio-pharmaceutical products, conducting clinical trials, obtaining commercial manufacturing capabilities and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months, and we will require significant additional financing in the future to fund our operations, including if and when we conduct clinical trials, obtain regulatory approval and obtain commercial manufacturing capabilities for any Company product candidate and commercialize such product candidates. Our future capital requirements will depend on many factors, including:

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

Since 2006, we received $6.2 million in IIA grants and Euro 24 million ($26.4 million) in EIB loans.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses consist primarily of salaries and expenses related to employee benefits, including share-based compensation, for our general and administrative employees, which includes employees in executive and operational roles, including finance and human resources, as well as consulting, legal and professional services related to our general and administrative operations.

Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents, foreign currency exchange income, income in respect of EIB loan and warrants valuation. Financial expenses consist primarily of expenses related to bank charges foreign currency exchange expense and expenses in respect of EIB.

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

In accordance with the EIB loan agreement as amended, the Company is required to pay EIB the principal amount of the tranches already loaned by the EIB to the Company by until December 31, 2031.

The EIB loan is recorded in the Company’s financial statements for the year ended December 31, 2023 as a liability in the amount of $19.3 million.

As of the report date, the outstanding principal amount of the EIB loan is Euro 24 million ($26.4 million).

Research and development grants received from the European Union and from the IIA are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2023.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Research and Development Expenses, net

Research and development expenses. Our research and development expenses for the year ended December 31, 2023 amounted to $5.2 million, compared to $5.7 million for the year ended December 31, 2022. The decrease of $0.5 million was primarily due to a decrease in salaries and share-based payments of $0.26 million, Max Plank-related expense of $0.15 million and expenses related to regulation of $0.3 million.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2023 amounted to $4.5 million, compared to $5.3 million for the year ended December 31, 2022. The decrease of $0.8 million was primarily due to a decrease in salaries and sharebased payments of $ 0.58 million and legal and professional services of $0.33 million.

Financial Income, Net

Our financial income, net for the year ended December 31, 2023 amounted to $3.2 million, primarily from remeasurement of warrants liabilities of $4.0 million and finance income in respect of loans from others of $0.05 million, offset by exchange rate differences of $0.85 million.

Our financial income, net for the year ended December 31, 2022 amounted to $5.2 million primarily from remeasurement of warrants liabilities of $0.7 million, Exchange differences of $1.53 million and Finance income in respect of loans from others of $3.2 million.

Net Loss

Our net loss for the year ended December 31, 2023 was $6.5 million, compared to our net loss for the year ended December 31, 2022 of $5.8 million. The increase in net loss was primarily due to a decrease in financial income.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

See Item 7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the OCS (today known as the IIA), grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB. Information regarding the outstanding loan from the EIB is set forth above in “Research and other Grants: Finance Contract - European Investment Bank.”

As of December 31, 2023, we had cash and cash equivalents and short-term deposits of $4.9 million as compared to $14.1 million as of December 31, 2022. Our cash and cash equivalents are denominated in US dollars.

Net cash used in operating activities was $9.4 million for the year ended December 31, 2023, compared with net cash used in operating activities of $7.3 million for the year ended December 31, 2022.

Net cash used by investing activities for the year ended December 31, 2023 was $0.64 million compared with net cash used by investing activities of $0.84 million for the year ended December 31, 2022, and primarily reflects purchase of equipment.

Net cash provided by financing activities for the year ended December 31, 2023 was $1.1 million, primarily from proceeds from issuance of warrants compared to $6.8 million as of December 31, 2022, mostly from gross proceeds from the underwritten public offerings .

As of December 31, 2023, the Company’s cash and cash equivalents totaled $4,9 million. In the year ended December 31, 2023, the Company had an operating loss of $9.7 million and negative cash flows from operating activities of $9.3 million. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, restructuring of debt, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The company financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2023, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

On February 2, 2021, we closed an underwritten offering in which we sold 2,434,783 ADSs at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to us from the offering including exercise of the over-allotment option of approximately $13.8 million. We received gross proceeds of $12.836 million and a net sum of $12.465 million after deduction of issuance expenses.

On December 29, 2021, we closed an underwritten offering in which it sold 4,144,068 ADSs at a public offering price of $2.36 per ADS for total proceeds of approximately $9.780 million, including ADSs acquired upon the full exercise by Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, of its over-allotment option to purchase additional ADSs. The Company received gross proceeds of $9.020 million and a net sum of $8.817 million after deduction of issuance expenses.

On December 20, 2022, we closed an underwritten offering in which we sold 1,600,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consisted of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.999 per pre-funded unit after reducing $0.001 attributable to the exercise price of the pre-funded warrants). One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. We received gross proceeds of $7.3 million and a net sum of $7.2 million after deduction of issuance expenses.

On September 19, 2023, we closed an offering in which we issued (i) in a registered direct offering, 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are exercisable for a period of five and one-half years from issuance. We received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses.

On January 4, 2024, we closed an offering in which we issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs, issued by us in September 2023 and December 2022, at a reduced exercise price of $0.65 per ADS. The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. We received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $275

Trend Information

We are a development stage company with no significant revenues to date. Accordingly, it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts, or identify any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect in the future on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified in the preceding subsections of this Item 5.

E. Critical Accounting Policies

The preparation of financial statements and the related notes thereto included elsewhere in this annual report in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the following accounting policies involve a substantial degree of judgment and complexity, and accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See also note 2 to our financial statements included elsewhere in this annual report.

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. During the years ended December 31, 2023 and 2022, no impairment indicators have been identified.

Fair value of financial instruments

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

●	Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

●	Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

●	Level 3: Unobservable inputs are used when little or no market data are available.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Executive Officers and Directors

We are managed by a board of directors, which is currently comprised of eight members, and our executive officers. Each of our executive officers is appointed by our board of directors. The table below sets forth our directors and executive officers. The business address for each of our executive officers and directors is c/o Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel.

Name	Age	Position
Amir Reichman	48	Chief Executive Officer and Director
Tamar Ben-Yedidia	60	Chief Scientist
Uri Ben-Or	53	Chief Financial Officer
Elad Mark	42	Chief Operating Officer
Dalit Weinstein Fischer	53	Chief Technology Officer
Mark Germain	73	Chairman of the Board of Directors
Jay Green	52	Director
Morris Laster(1) (2)	59	Director
Yael Margolin(1) (2)	71	Director
Samuel Moed	61	Director
Adi Raviv(1) (2)	68	Director
Avner Rotman	80	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Mr. Amir Reichman became full-time CEO of the Company on March 2, 2021, after sharing CEO duties during a transition period beginning on January 21, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 to 2015, at which time Novartis Vaccines was acquired by GSK. In 2003, Mr. Reichman’s academic research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company that developed a drug device combination product aimed at transdermal drug delivery for the treatment of Parkinson’s NeuroDerm was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s first employee and Senior Scientist until his departure for an MBA at the Wharton school in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 - 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, has been invited to address conferences worldwide and is published in various scientific journals. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza.”

Mr. Uri Ben-Or, CPA, MBA, has served as our Chief Financial Officer since 2007. In January 2007, Mr. Ben-Or founded CFO Direct, in which he has served as the chief executive officer and through which he provides his services to our company. Mr. Ben-Or has over 20 years of experience and significant expertise in corporate finance, accounting, M&A transactions and IPOs, and has served as CFO with life science companies traded on the TASE, on Nasdaq and over the counter. Mr. Ben-Or holds a B.A degree in Business from the College of Administration, and a M.B.A degree from the Bar Ilan University and is a certified public accountant in Israel.

Mr. Elad Mark joined the Company in 2018 as Site Head and has served as Chief Operating Officer since September 2019. As COO he oversees Scinai’s manufacturing facility and scale up and technology transfer activities, including potential future CMO’s. Prior to joining Scinai, Mr. Mark served for more than three years at Novartis as TPM (Technical Process Manager) and Area Lead Process for a large-scale biological facility establishment in Singapore, a $800 million investment in a biologics facility focused on drug substance manufacturing based on cell culture technology, which was designed to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with autoimmune, respiratory and oncology disorders. Before that Mr. Mark served as the Head of the Engineering Department in Biopharmax Group, a company which focuses on EPCM (Engineering, Procurement, Construction and Management) in the pharmaceutical field. Mr. Mark is a principal bioprocess engineer with over 15 consecutive years of biotechnology engineering experience with diverse project stages including feasibility study, conceptual and detail design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from the Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Dr. Dalit Weinstein Fischer joined the Company in 2022 as VP R&D and has served as Chief Technology Officer since September, 2023. From 2019 to 2022, Dr. Weinstein Fischer served as CTO of VAYU Sense AG, specializing in improving bio-based fermentation processes with an AI-based controller, and from 2016 until 2019, she served as a Director of Biological Processes at NanoSpun Technologies Ltd. From 2015 to 2016, Dr. Weinstein Fischer led the Natural Biotechnology Systems Department at Sigma Aldrich. Dr. Weinstein Fischer holds a Ph.D. from the Hadassah Medical School, Molecular Genetics and Microbiology Department, Hebrew University of Jerusalem.

Directors

Mr. Mark Germain joined the board in 2018 and has served as the Chairman of our board of directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986.Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of Scinai, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and served as a director on the board of Pluristem Therapeutics from 2007 through June, 2022, including time as Co-Chairman and lead independent director. He is also a co-founder and director of a number of private companies in and outside the biotech field.

Mr. Jay Green CPA, CA, MAcc, joined the board in 2022. He is currently the Chief Financial Officer of a privately held, Canadian-based healthcare services company, a role that he has held since January 2022. Prior to this, he completed a 19-yearcareer with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

Dr. Morris Laster has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. Since 2013, he is a Medical Venture Partner at OurCrowd, where he has led over 40 investments. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. Previously, he was the founding CEO of BioLineRx Ltd. (TASE: BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ: KERX) from 1997 to 2002. Dr. Laster began his career as a VP of medical venture capital at Paramount Capital in NYC. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

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

Mr. Samuel Moed is a healthcare executive with over 35 years of experience. Mr. Moed was for seven years Head of Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma and President of the WW Consumer Health care Business at BMS. In addition to Scinai, Mr. Moed serves on the board of Mediwound Ltd., a company that develops, manufactures and commercializes bio-therapeutic solutions for tissue repair and regeneration, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund with Scinai’s former controlling shareholder Mr. Marius Nacht as the anchor investor, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

Mr. Adi Raviv is a senior financial executive with a career spanning over 35 years. Mr. Raviv founded HTI Associates LLC in 1996 and since then has served as its managing member. In the past five years, and in the capacity of a consultant on behalf of HTI, Mr. Raviv has served as a Chief Executive Officer, Chief Financial Officer and Senior Advisor, respectively, to several healthcare and related companies, and continues to serve in a CFO role in one such company. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros over a span of a dozen years. Mr. Raviv served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Professor Avner Rotman has been a member of our board of directors since 2005 and served as the Chairman until 2019.Prof. Rotman founded Rodar Technologies Ltd. in 2000 and served as its Chief Executive Officer and Chairman of the Board until2019. Prof. Rotman also founded Bio-Dar Ltd. in 1984 and served as its President and CEO from 1985 until 2000. Prof. Rotman was also the chairman of the I-Tech incubator at Kyriat Weizmann. Prof. Rotman is the Founder and Chairman of the Foundation of Cardiovascular Research in Israel. Prof. Rotman holds a PhD in chemistry from the Weizmann Institute of Science, Israel, and an M.Sc and B.Sc in chemistry from the Hebrew University of Jerusalem, Israel. We believe that Prof. Rotman is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of biotechnology and as an executive officer and director of multiple biotechnology companies.

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

The following table sets forth certain biographical information with respect to our Scientific Advisory Board members:

Professor Ruth Arnon, the head of our Scientific Advisory Board, is the inventor of the new synthetic influenza vaccine and head of Scinai’s Scientific Advisory Board. Formerly Vice-President of the Weizmann Institute of Science (1988-1997), Professor Arnon is an internationally acclaimed immunologist. Along with Prof. Michael Sela, she conceptualized and developed Copaxone®, a drug for the treatment of multiple sclerosis which was approved by the FDA and is presently marketed worldwide. Prior to her appointment as Vice-President of the Weismann Institute, Prof. Arnon served as Head of the Department of Chemical Immunology and as Dean of the Faculty of Biology. From 1985 to 1994, Prof. Arnon was Director of the Weisman Institute’s McArthur Center for Molecular Biology of Tropical Diseases. Prof. Arnon has made significant contributions in the fields of vaccine development, cancer research and to the study of parasitic diseases. She has served as President of the European Federation of Immunological Societies, and as Secretary-General of the International Union of Immunological Societies. Dr. Arnon is the recipient of numerous international and Israeli awards including the prestigious Israel Prize. Prof. Arnon was also the Advisor for Science to the President of Israel. She is a member of the Israel Academy of Sciences, where she served as President from 2010-2015. Prof. Arnon is the incumbent of the Paul Ehrlich Chair in Immunochemistry at the Weizmann Institute.

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

Professor Dr. Matthias Dobbelstein has served as Director of the Institute of Molecular Oncology at the University Medical Center Göttingen (UMG), Germany since 2005 and is also an Associate Member of the Max Planck Institute for Multidisciplinary Sciences (MPI-NAT). He received his training as a physician at the University of Munich (LMU) and performed research as a virologist and cancer biologist at Princeton University (USA), the University of Marburg (Germany) and the University of Southern Denmark.

Professor Dobbelstein’s research interests focus on principles of infections and cancer, including the application of anti-cancer drugs as antivirals, as well as alpaca-derived NanoAbs (nanosized antibodies also known as nanobodies and VHHantibodies) as therapeutics. His collaboration with Professor Dr. Dirk Görlich at MPI-NAT as highlighted in their 2021 EMBO Journal article titled “Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies” forms the scientific basis of Scinai’s exclusive license for development and commercialization of an innovative, self-administered, inhaled NanoAb for the treatment of COVID-19. As recently reported, a preclinical trial of the inhaled anti-COVID-19 NanoAbs demonstrated significantly milder illness and faster recovery in comparison to infected hamsters treated with inhaled placebo. In addition, Professor Dobbelstein, together with Professor Görlich, is collaborating with Scinai under a five-year strategic research agreement for the discovery, characterization and cloning of additional NanoAbs for the treatment of autoimmune diseases such as psoriasis, psoriatic arthritis, asthma and macular degeneration.

Prof. George H. Lowell, M.D. served as a member of our board of directors from 2008 to May 2023. He is also since 2019 a member of the Board of Directors and Chief Scientific Officer (CSO) of Healables Ltd., a private Israeli digital health start-up company. Prior to joining our company, Prof. Lowell served as CSO for BioDefense at GlaxoSmithkline Biologicals (2006-7) which acquired ID Biomedical Corp. (IDB) and CSO of IDB (2001-6) which acquired Intellivax Intl. Prof. Lowell served as founding CEO, President and CSO of the vaccine R&D companies he founded, Intellivax, Inc. in Baltimore and Intellivax Intl. Inc. in Montreal from 1995 until 2001. From 1974, Prof. Lowell served on active duty in the US Army Medical R&D Command (USAMRDC), retiring in 1994 with the rank of Colonel. During this period he served as consultant in pediatric infectious diseases at The Walter Reed Army Medical Center and director of his laboratories at The Walter Reed Army Institute of Research in Washington, D.C. From 1989-1991 COL Lowell served as Medical Liaison Officer attached to the US Embassy in Israel representing the USAMRDC to the IDF Medical Corps Research Unit. Prof. Lowell has held a number of academic posts, including Visiting Scientist at the Weizmann Institute of Science (Israel) and Visiting Professor, Hebrew University-Hadassah Medical Center (Israel). Prof. Lowell holds a B.A. from Yeshiva University, and an M.D. from the Albert Einstein College of Medicine of Yeshiva University. Prof. Lowell performed three years of post-doctoral training in pediatrics and pediatric infectious diseases and immunology at NYU-Bellevue Medical Center, and The Mount Sinai Medical Center, NY, NY. We believe that Prof. Lowell is qualified to serve on our board of directors based on his extensive experience and knowledge in the field of health care and years of executive leadership in the biomedical industry.

B.	Compensation

Compensation of Directors and Executive Officers

Directors

Each of our non-management directors receives a cash retainer, meeting participation fees, and equity awards, as detailed below.

Prior to August 24, 2023, each non-management director other than Mr. Germain (all such other directors, the “Independent Directors”) received (i) an annual base payment of $35,000 for serving as a director; (ii) an annual fee of $5,000 for serving as a chairman of a committee (as applicable); (iii) $1,000 for attendance at each meeting of the Board or, as applicable, meetings of committees of the Board, as the case may be; and (iv) $500 for each written consent of the Board (or applicable committee) executed by such director. Effective August 24, 2023, the annual cash compensation payable to our current and future Independent Directors in exchange for their services, is as follows:

●	$35,000 for each Independent Director, which would cover such director’s attendance at up to eight Board meetings per year;

●	$5,000 for each member of the Company’s Compensation Committee and Strategy Committee (other than the applicable committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for each member of the Company’s Audit Committee (other than the committee chairperson), which would cover such member’s attendance at up to eight committee meetings per year;

●	$7,500 for the chairperson of each of the Company’s Compensation Committee and Strategy Committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$10,000 for the chairperson of the Company’s audit committee, which would cover the chairperson’s attendance at up to eight committee meetings per year;

●	$500 for attendance (in person or by video or other electronic means) by each director or committee member at any meeting of the Board or relevant committee in excess of eight meetings for the Board or the applicable committee; and

●	$300 for each written consent of the Board or any of its committees.

Following shareholder approval, we granted equity awards to our non-management directors. In 2023, shareholders approved the option awards to each of our non-management directors. We granted to each such director (other than our chairman) options to purchase 20,000 ADSs of the Company, and to our chairman options to purchase 40,000 ADSs, all at an exercise price of $1.81, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholder approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

Following shareholder approval, we also cancelled options previously granted to our non-management directors and granted replacement options to these directors. In 2023, shareholders approved that all the options that were held at by non-management directors at the time of the meeting be cancelled and in exchange therefor the Company would grant each non-management director a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by each non-management director. The number of ADSs underlying the Replacement Option that were issued to each non-management director in exchange for the options that were held by each such non-management director was as follows: (i) for Mr. Mark Germain, 29,071 ADSs; (ii) for Mr. Morris Laster; Mr. Adi Raviv, Professor Avner Rotman and Ms. Yael Margolin, 4,300 ADSs; (iii) Mr. Samuel Moed, 10,000 ADSs; and (iv) Mr. Jay Green, 2,500 ADSs. The exercise price of per ADS for the Replacement Options is $1.81, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholders’ approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

For these purposes, a “Change of Control” means the first to occur of (i) a sale of all or substantially all of the assets of the Company; (ii) a merger, consolidation, or like transaction of the Company with or into another company; provided, that in the case of either clauses (i) or (ii) the Company’s stockholders of record immediately prior to such transaction will, immediately after such transaction, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity, and provided further that a Change of Control shall not include (x) any consolidation, merger or reorganization effected to change the domicile of the Company or (y) any transaction or series of transactions effected principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; (iii) the acquisition by any person, entity or group of more than 50% of the voting power of the Company, in a single or series of related transactions; and (iv) when a person, entity or group becomes a shareholder that has “control,” as defined in the Israeli Companies Law, 1999.

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

For the year ended December 31, 2023, we paid an aggregate of approximately $540 thousand to our directors.

Executive Officers

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2023.

	Base Salary or Other Payment	Value of Social Benefits (1)	Value of Equity Based Compensation Granted (2)	All Other Compensation (3)	Total
Name	USD Thousands	USD Thousands	USD Thousands	USD Thousands	USD Thousands
Mr. Amir Reichman Chief Executive Officer	520	31	365	11	927

Dr. Tamar Ben-Yedidia Chief Scientific Officer	196	46	43	12	297

Mr. Uri Ben-Or Chief Financial Officer	162	9	3	-	174

Mr. Elad Mark Chief Operating Officer	187	32	30	16	265

Dr. Dalit Weinstein Fischer Chief Technology Officer	160	38	18	16	232

(1)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Includes RSU's and options.

(3)	Includes payments for car allowance

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

We have set aside or accrued a total amount of $640 thousands during 2023 to provide pension, retirement or similar benefits.

Services Agreement with Our Chairman of the Board

We are party to a services agreement with Mr. Germain, pursuant to which he receives a monthly payment of $12,500. Pursuant to this agreement, in May 2019, Mr. Germain was granted an option to purchase 13,071 ADSs at an exercise price of $79.80 per ADS. 25% of the options vested upon approval by shareholders, and the remainder vested in equal increments on each anniversary of the grant date and became fully vested on April 30, 2022. In May 2021, Mr. Germain was granted an option to purchase 16,000 ADSs at an exercise price of $69.50 per ADS. The options vest in equal monthly installments during a period of four (4) years commencing one (1) month following April 6, 2021 and become fully vested on April 6, 2025. The agreement, as amended to date, expires in May 2025 and provides that either party may terminate the agreement upon 90 days’ written notice. In addition, in May 2022 we granted Mr. Germain a cash bonus of $90,000, and in August 2023, we granted Mr. Germain a cash bonus of $37,500. Mr. Germain voluntarily agreed to a 20% reduction in his monthly payment commencing mid-October 2024 until further notice

Services and Employment Agreements with Our Chief Executive Officer

Pursuant to his employment agreement entered into with us on January 20, 2021, Mr. Reichman is entitled to an annual gross salary of $350,000. During the transition period between January 20, 2021, the date the agreement was signed, and March 2, 2021, Mr. Reichman was entitled to a pro-rated portion of this amount equal to 20% of his monthly salary. Mr. Reichman voluntarily agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

The agreement also provides that Mr. Reichman was entitled to a one-time signing bonus at the gross lump sum amount of USD 50,000 and is eligible to receive an annual cash bonus of a gross amount equal to three to six monthly salaries to the extent Mr. Reichman meets annual objectives that shall be approved by the board of directors and by shareholders. It is currently contemplated that the annual bonus would be (i) four monthly salaries for meeting a set of baseline annual objectives, and (ii) three monthly salaries in the case of underperforming compared to such annual objectives, provided the Employee meets the baseline objectives set by the board of directors. Under extraordinary circumstances reflecting performance by Mr. Reichman significantly above all such annual objectives, the board of directors may, in its sole discretion, consider an additional cash bonus of not more than an additional three monthly salaries (up to nine monthly salaries in total). The bonus amounts and annual objectives shall be subject to the terms of the Company’s Compensation Policy from time to time.

Furthermore, under the agreement Mr. Reichman is entitled to receive 60,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year starting on January 20, 2021 (the “Commencement Date”), and would become fully vested, in accordance with the terms of the grant, on January 20,2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

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

The Company will provide Mr. Reichman other benefits, such as a company car, vacation, sick days, contribution towards work disability insurance, monthly contributions equal to 7.5% of monthly salary to an Education Fund (“Keren Hishtalmut”, a short-term savings plan available in Israel which is tax free to the employee up to a cap determined by law) and a manager’s insurance policy or a pension fund and other benefits and perquisites similar to those of other officers of the Company.

Each of Mr. Reichman and the Company may terminate Mr. Reichman’s employment by prior written notice of 60 days. In the event of termination by the Company without cause, the Company will pay Mr. Reichman nine monthly salaries, which includes amounts accrued in a pension insurance policy and amounts required by Israeli law.

In May 2022, we granted Mr. Reichman an annual bonus for the year 2021 of $250,266. In March 2023, we granted Mr. Reichman an annual cash bonus for the year 2022 of $182,000, equal to 50% of his annual base compensation) and, 78,125 RSUs that vest in three years. In January, 2024, subject to shareholder approval, we granted Mr. Reichman, 179,094 RSUs that would vest over a period of three years.

Services and Employment Agreements with Our Chief Scientific Officer

Pursuant to her employment agreement entered into with us on March 15, 2005, as amended to date, Dr. Ben-Yedidia is employed on a full-time basis and is currently entitled to a monthly salary of NIS 49,000 plus Company car (approximately$13,500) which also includes monthly contributions equal to 7.5% of her monthly salary to an Education Fund and a manager’s insurance policy and other benefits and perquisites similar to those of other officers of the Company. In addition, we provide Dr. Ben-Yedidia with a leased company car and a mobile phone. Dr. Ben-Yedidia is entitled to 22 annual paid vacation days. Dr. Ben-Yedidia voluntarily agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

Dr. Ben-Yedidia’s employment agreement may be terminated by either us or Dr. Ben-Yedidia upon 120 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Dr. Ben-Yedidia is involved in an act which constitutes a breach of trust between her and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Dr. Ben-Yedidia’s inability to carry out her duties for a period exceeding 120 consecutive days, provided that her resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). Under her employment agreement, Dr. Ben-Yedidia received options to purchase 25,000 ordinary shares, which were later exchanged for7,850 RSUs.

In addition, in February 2012 our board of directors approved the grant of the following conditioned bonus to Tamar Ben-Yedidia: in the event that we duly enter into one or more material agreement(s) (i.e. an agreement or a series of agreements, pertaining to a transaction with us (or any other entity designated by us for the transaction by us) in connection with the sale of all or substantially all of our assets or a commercialization of one of our products in the field of business, with aggregate proceeds received resultant of such agreement are no less than a sum of $10 million) with any third party during the term of Dr. Ben-Yedidia’s engagement with us or during a period of three years commencing on the date of the termination of the employment agreement by us, Dr. Ben-Yedidia shall be entitled to receive a one-time bonus per material agreement equal to 1.25% of the proceeds received by us as a result of the material agreement. In May 2022, Dr. Ben-Yedidia was granted a 2021 bonus of NIS140,250 (approximately $43,800), an amount equal to three months’ salary and 37,500 RSUs vesting in three years. For the year 2022, Dr. Ben-Yedidia was granted a performance-based incentive package of NIS 147,000 (approximately $42,000), an amount equal to 25% of her annual compensation, and a grant of 20,082 RSUs vesting in three years.  In January 2024, Dr. Ben-Yedidia was granted 54,206 RSUs which will vest over three years.

Services and Employment Agreement with Our Chief Financial Officer

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben-Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended to date. CFO Direct is entitled to a monthly fee of NIS 30,000. The service agreement may be terminated by either us or CFO Direct with 60 days prior written notice. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben-Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee).

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben-Or on August 31, 2014 and extended on June 11, 2020, Mr. Ben-Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben-Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben-Or a pension insurance to Mr. Ben-Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben-Or’s discretion. Mr. Ben-Or’s employment agreement may be terminated by either us or Mr. Ben-Or with 60 days prior written notice, or by us immediately for cause.

Employment Agreement with Our Chief Operating Officer

Pursuant to his employment agreement entered into with us and Mr. Elad Mark on September 5, 2018, he is entitled to a monthly salary of NIS 46,000 (approximately $13,000), which also includes monthly contributions equal to 7.5% of his monthly salary to an Education Fund and a manager’s insurance policy and other benefits and perquisites similar to those of other officers of the Company. In addition, we provide Mr. Mark with a leased company car and a mobile phone. Mr. Mark is entitled to 16 annual paid vacation days. Mr. Mark agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

Mr. Mark’s employment agreement may be terminated by either us or Mr. Mark upon 60 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Mr. Mark is involved in an act which constitutes a breach of trust between his and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Mr. Mark’s inability to carry out his duties for a period exceeding 120 consecutive days, provided that his resumption of duties for a period of less than15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). In May 2022, Mr. Mark was granted a 2021 bonus of NIS 138,000 (approximately $37,000), an amount equal to three months’ salary and 35,300 RSUs vesting in three years. For the year 2022, Mr. Mark was granted a performance-based incentive package of 138,000 NIS (approximately $39,000), an amount equal to 25% of his annual compensation, and 18,852 RSUs vesting in three years. In January 2024, Mr. Mark was granted 50,888 RSUs which vest over three years

Equity Compensation Plans

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

As of March 31, 2024, the Company had awarded grants under the Option Plan to acquire 100,600,200 ordinary shares represented by 251,500 ADSs.

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

Under our articles of association, our board of directors must consist of at least three and not more than eleven directors, including any external directors to the extent required by Israeli law. Our board of directors currently consists of nine members, including our non-executive Chairman of the board of directors. Our directors, excluding the external directors, are divided into three groups, as nearly equal in number as practicable, with staggered three-year terms, each consisting of one-third of the directors, constituting our entire board of directors (other than the external directors). At each annual meeting, the three-year duration of service of one group of directors shall expire and the directors of such group will stand for election. Each of the directors or the successors elected to replace the directors of a group whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting held after the date of his or her election and until his or her respective successor is elected. If no directors are appointed at the annual meeting, the directors appointed at the previous annual meeting will continue their service. Directors whose service period has ended may be appointed again.

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

External Directors

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the Nasdaq Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as external directors, the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the Nasdaq Capital Market and other applicable provisions of U.S. securities laws.

Pursuant to regulations enacted under the Israeli Companies Law, the board of directors of a public company whose shares are listed on certain non-Israeli stock exchanges, including Nasdaq, that do not have a controlling shareholder (as such term is defined in the Israeli Companies Law), may, subject to certain conditions, elect to “opt-out” of the requirements of the Israeli Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In March 2023, our board of directors elected to opt-out of the Israeli Companies Law requirements to appoint external directors and related Israeli Companies Law rules concerning the composition of the audit committee and compensation committee.

The foregoing exemptions will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Israeli Companies Law), (ii) our shares are traded on a U.S. stock exchange, including Nasdaq, and (iii) we comply with the Nasdaq rules applicable to domestic U.S. companies. If in the future we were to have a controlling shareholder, we would again be required to comply with the requirements relating to external directors and composition of the audit committee and compensation committee.

Under the Israeli Companies Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term “controlling shareholder” also includes any shareholder that holds 25% or more of the voting rights of the company if no other shareholder holds more than 50% of the voting rights in the company.

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

Compensation Committee

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

Compensation Policy

The Compensation Policy must be based on certain considerations, must include certain provisions and needs to reference certain matters as set forth in the Companies Law. The Compensation Policy must be approved by the company’s board of directors after considering the recommendations of the compensation committee. In addition, the Compensation Policy needs to be approved by the company’s shareholders by a simple majority, provided that (i) such majority includes a majority of the votes cast by the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting(abstentions are disregarded) or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the Compensation Policy, constitute two percent or less of the voting power of the company. Such majority determined in accordance with clause (i) or (ii) is hereinafter referred to as the Compensation Majority.

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

Pursuant to the Companies Law and following the recommendation of our compensation committee, our board of directors approved our compensation policy, and our shareholders, in turn, approved the Compensation Policy at our annual general meeting of shareholders that was held on December 27, 2021. Our shareholders approved amendments to our compensation policy on August 24, 2023.

The Compensation Policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The Compensation Policy must relate to certain factors, including advancement of the Company’s objectives, the Company’s business plan and its long-term strategy, and creation of appropriate incentives for officeholders. It must also consider, among other things, the Company’s risk management, size and the nature of its operations. The Compensation Policy must furthermore consider the following additional factors:

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

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction with the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obligated to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction. Under the Companies Law, an extraordinary transaction is defined as any of the following:

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

Under the Companies Law and the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), a company may insure an office holder against the following liabilities incurred for acts performed by him or her as an office holder if and to the extent provided in the company’s articles of association:

●	a breach of the duty of loyalty to the company, provided that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care to the company or to a third party, to the extent such a breach arises out of the negligent conduct of the office holder; and

●	a financial liability imposed on the office holder in favor of a third party.

Under our articles of association, we may insure an office holder against the aforementioned liabilities as well as the following liabilities:

●	a breach of duty of care to the company or to a third party.

●	any other action against which we are permitted by law to insure an office holder;

●	expenses incurred and/or paid by the office holder in connection with an administrative enforcement procedure under any applicable law including the Efficiency of Enforcement Procedures in the Securities Authority Law (legislation amendment), 5771-2011 and the Israeli Securities Law, which we refer to as an Administrative Enforcement Procedure, and including reasonable litigation expenses and attorney fees; and

●	a financial liability in favor or a victim of a felony pursuant to Section 52ND of the Israeli Securities Law.

Under the Companies Law, a company may not indemnify, exculpate or insure an office holder against any of the following:

●	a breach of the duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not harm the company;

●	a breach of duty of care committed intentionally or recklessly, excluding a breach arising solely out of the negligent conduct of the office holder;

●	an act or omission committed with intent to derive illegal personal benefit; or

●	a fine, civil fine, administrative fine or ransom or levied against the office holder.

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

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law and our articles of association and undertaking to indemnify them to the fullest extent permitted by law and our articles of association. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount which shall not exceed 25% of our net assets based on our most recently audited or reviewed financial statements prior to actual payment of the indemnification amount. Such maximum amount is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

D.	Employees

As of March 31, 2024, we had 31 employees, 7 of whom were employed in finance and administration and 26 of whom were employed in research and development. All Company employees are in Israel.

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

F.	Disclosure Of A Registrant’s Action To Recover Erroneously Awarded Compensation

Not Applicable.

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information as of April 30, 2024 concerning the beneficial ownership of ADSs: (i) each director and director nominee, (ii) each Named Executive Officer in the Summary Compensation Table under “Executive Compensation” above, (iii) all executive officers and directors as a group, and (iv) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of 5% or more of our ADSs. The address for each of the persons below who are beneficial owners of 5% or more of our ADSs is our corporate address at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel. The information with respect to beneficial ownership of ADSs by our major shareholders is given based on information reported in such shareholder’s Schedule 13G or Schedule 13D, except where more updated information was provided to us by the shareholders.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ADSs. ADSs issuable under share options or other conversion rights that were exercisable within 60 days after April 30, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ADSs beneficially owned is based on 5,811,419 ADSs outstanding as of April 30, 2024.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ADSs that they beneficially own.

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

		Percent of
	ADSs	Class %
Directors and Executive Officers
Avner Rotman (1)	847	*
Mark Germain	-	*
Morris Laster (2)	500	*
Adi Raviv (3)	500	*
Yael Margolin (4)	500	*
Sam Moed	-	*
Amir Reichman (5)	36,000	*
Jay Green (6)	500	*
Uri Ben-Or	-	*
Tamar Ben-Yedidia	-	*
Elad Mark	-	*
Dalit Weinstein Fischer	-
All executive officers and directors as a group (12 people)	38,847	*

5% Shareholders
Angels Investments in Hi Tech Ltd.	427,404	7.35%
Daniel Stone	624,000	10.74%
Armistice Capital, LLC (7)	4,293,971	9.99%
Sabby Volatility Warrant Master Fund, Ltd (8)	4,062,157	4.99%

*	Less than 1%.

(1)	Consists of 680 ADSs, and 167 ADSs issuable upon settlement of vested RSUs.

(2)	Consists of 333 ADSs, and 167 ADSs issuable upon settlement of vested RSUs.

(3)	Consists of 333 ADSs, and 167 ADSs issuable upon settlement of vested RSUs.

(4)	Consists of 333 ADSs, and 167 ADSs issuable upon settlement of vested RSUs.

(5)	Consists of 24,000 ADSs and 12,000 ADSs issuable upon settlement of vested RSUs.

(6)	Consists of 208 ADSs, and 292 ADSs issuable upon settlement of vested RSUs.

(7)	The number of ADSs reflected in this table as held by the holder is based on the holder’s Schedule 13G filed with the Securities and Exchange Commission on February 14, 2024 and also reflects the exercise in January 2024 of certain warrants to purchase ADSs then held by the holder in exchange for the issuance of new unregistered warrants. The securities are directly held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”), and may be deemed to be beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice’s holdings include 2,629,104 ADSs exercisable upon exercise of warrants to acquire ADSs and 1,146,552 ADSs held in abeyance. Certain warrants are subject to a beneficial ownership limitation of 4.99%, and other warrants are subject to a beneficial ownership limitation of 9.99%, which such limitations restrict the shareholder from exercising that portion of the warrants that would result in the shareholder and its affiliates owning, after exercise, a number of ADSs in excess of the beneficial ownership limitation. The number of Ordinary Shares set forth in the above table does not reflect the application of this limitation. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

(8)	Sabby Management, LLC is the investment manager of Sabby Volatility Warrant Master Fund, Ltd. (“Sabby”) and has discretionary authority to vote and dispose of the shares held by Sabby and may be deemed to be the beneficial owner of these shares. Hal Mintz, in his capacity as manager of Sabby Management, LLC, may also be deemed to have investment discretion and voting power over the shares held by Sabby. The address of the Sabby Volatility Warrant Master Fund, Ltd. is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands. Each of Sabby Management, LLC and Hal Mintz disclaims beneficial ownership over the securities listed except to the extent of their pecuniary interest therein. Sabby’s holdings include 2,800,000 ADSs exercisable upon exercise of warrants to acquire ADSs and 1,078,500 ADSs held in abeyance. The terms of the warrants preclude a holder thereof from exercising such holder’s warrant, if after giving effect to the issuance of ordinary shares upon such exercise, the holder (together with the holder’s affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the number of ordinary shares outstanding immediately after giving effect to the issuance of ordinary shares issuable upon such exercise subject to certain exceptions.

B.	Related Party Transactions

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

Legal Proceedings

We are not currently involved in any litigation that we believe could have a material adverse effect on our financial condition or results of operations. There is no action, suit, or proceeding by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company, threatened against or affecting our Company, our ordinary shares, our officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Dividend Policy

We have never declared or paid cash dividends to our shareholders. Currently, we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. In addition, the distribution of dividends is limited by Israeli law, which permits the distribution of dividends only out of distributable profits except if otherwise approved by an Israeli court. In addition, if we paya dividend out of income attributed to our Benefited Enterprise during the tax exemption period, we may be subject to tax on the grossed-up amount of such income at the corporate tax rate which would have been applied to such Benefited Enterprise’s income had we not enjoyed the exemption for a Benefited Enterprise.

If we pay any dividends, we will also pay such dividends to the ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid to ADS holders in U.S. dollars.

B.	Significant Changes

No significant changes have occurred since December 31, 2023, except as otherwise disclosed in this annual report.

Item 9.	THE OFFER AND LISTING

A.	Listing Details

Our Ordinary Shares were traded on the TASE under the symbol “BNDX” from June 18, 2007 and under the symbol “BVXV” from May 18, 2015 to February 2018 and were voluntarily delisted from trading on the TASE, effective February 2018. The ADSs have traded on the Nasdaq Capital Market under the symbol “BVXV” since May 11, 2015, and since September 7, 2023, under the symbol “SCNI”. The ADS warrants issued to investors in our initial public offering in the U.S. were traded on the Nasdaq Capital Market under the symbol “BVXVW” from May 11, 2015 until May 13, 2020.

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing four hundred Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “SCNI.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon. On May 6, 2024, our board of directors approved a ratio change of the ADSs to its non-traded ordinary shares, increasing the number of ordinary shares represented by each ADS from 400 to 4,000, which is equivalent to a reverse split of 1 for 10.

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

Our authorized share capital consists of 20,000,000,000 ordinary shares, no par value each. As of December 31, 2023, there were 1,857,169,984 ordinary shares issued and outstanding (including those represented by ADSs). All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Voting Rights

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. According to the Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 60 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting be given prior to the record date. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of the holders of at least 75% of our shares, represented and voting at a general meeting.

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

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and in any event no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special meetings. Our board of directors may call special meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, as a company whose shares are listed for trade on an exchange outside of Israel, the Companies Law provides that our board of directors is required to convene a special meeting upon the written request of (i) any two of our directors or one quarter of the directors then in office; or (ii) one or more shareholders holding, in the aggregate either (a) 10% of our issued share capital and 1% of our outstanding voting power, or (b) 10% of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting may request that the board of directors include a matter in the agenda of a general meeting to be convened in the future (or, with respect to a company whose shares are listed for trade on an exchange outside of Israel, such as us, 5% if the matter is the appointment or removal of a director), provided that it is appropriate to discuss such any other matter at the general meeting

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors. Furthermore, the Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

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

Quorum

The quorum required for our general meetings of shareholders consists of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law who hold or represent, in the aggregate, at least 10% (or, for so long we do not qualify as a foreign private issuer and for only so long as required by the Nasdaq Stock Market, 33 1/3% of the Company’s outstanding ordinary shares) of the total outstanding voting rights, within half an hour from the appointed time.

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

Our material agreements are (i) the license agreements and research collaboration agreements with MPG, (ii) the finance agreement with EIB, and (iii) our lease agreement for our facility in Jerusalem, each of which is described elsewhere in this Annual Report. We have not entered into any other material agreements in the two years immediately preceding the date of this Annual Report.

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

Material U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the acquisition, ownership, and disposition of the Warrants and ADSs (collectively, the “Securities”) by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire the Securities pursuant to this offering and who hold the Securities as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in the Securities.

This summary does not address tax considerations applicable to a holder of the Securities that may be subject to special tax rules including, without limitation, the following:

●	dealers or traders in securities, currencies, or notional principal contracts;

●	banks, insurance companies, and other financial institutions;

●	real estate investment trusts or regulated investment companies;

●	persons or corporations subject to an alternative minimum tax;

●	tax-exempt organizations;

●	traders that have elected mark-to-market accounting;

●	corporations that accumulate earnings to avoid U.S. tax;

●	pension plans;

●	investors that hold the Securities as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;

●	persons that actually or constructively own 10 percent or more of our Ordinary Shares outstanding by vote or by value;

●	persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes; and

●	U.S. Holders whose functional currency is not the U.S. dollar.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation, and does not include any discussion of state, local, or foreign tax consequences to a holder of the Securities. In addition, this summary does not include any discussion of the U.S. federal income tax consequences to any holder of Securities that is not a U.S. Holder.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local income and other tax consequences of an investment in the Securities, including the potential effects of any proposed legislation, if enacted.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of a Security that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds any Securities, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding any Securities through such entities should consult their own tax advisors.

In general, and assuming that all obligations under the Deposit Agreement will be satisfied in accordance with the terms of the Deposit Agreement, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

If we make any distribution with respect to the Securities, subject to the discussion under “– Passive Foreign Investment Companies” below, the gross amount of any distribution actually or constructively received by a U.S. Holder (through the Depositary) with respect to a Security will generally be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. The amount distributed will include the amount of any Israeli taxes withheld from such distribution, as described above under the caption “Material Tax Considerations-Israeli Tax Considerations.” A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us, which deduction is otherwise available to a corporate U.S. Holder in respect of dividends received from a domestic corporation. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Securities. Distributions in excess of such adjusted tax basis will generally be taxable to a U.S. Holder as capital gain from the sale or exchange of property as described below under “-Sale or Other Disposition of ADSs and Warrants.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Under the Code, certain qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains of, currently, a maximum of 20%. This preferential income tax rate is applicable only to dividends paid by a “qualified foreign corporation” that is not a PFIC (as defined below under “– Passive Foreign Investment Companies,”) for the year in which the dividend is paid or for the preceding taxable year, and only with respect to the Securities held by a qualified U.S. Holder (i.e., a non-corporate holder) for a minimum holding period (generally 61 days during the 121-day period beginning 60 days before the ex-dividend date) and certain other holding period requirements are met. If such holding period requirements are met, dividends we pay with respect to the Securities generally will be qualified dividend income. However, if we were a PFIC, dividends paid by us to individual U.S. Holders would not be eligible for the reduced income tax rate applicable to qualified dividends. As discussed below under “– Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, actively or constructively, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss and will not be eligible for the preferential rate applicable to qualified dividend income.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale, Exchange, or Other Disposition of ADSs and Warrants

Subject to the discussion under “– Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Securities will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Securities. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Securities exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition of the Securities will be U.S. source gain or loss for purposes of the foreign tax credit limitation. However, if we are a PFIC, any such gain will be subject to the PFIC rules, as discussed below, rather than being taxed as a capital gain. As discussed below in “-Passive Foreign Investment Companies,” we do not anticipate being a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable year and future taxable years.

If a U.S. Holder receives foreign currency upon a sale or exchange of the Securities, gain or loss will be recognized in the manner described above under “– Distributions.” However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. Holder, the U.S. Holder generally should not be required to recognize any foreign currency gain or loss on such conversion.

As discussed above under the heading “Material Tax Considerations-Israeli Tax Considerations-Taxation of Shareholders,” a U.S. Holder who holds Securities through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gains recognized on a sale or other disposition of the Securities. Any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Securities and capital gains from the sale or other disposition of the Securities.

Passive Foreign Investment Companies

Although we do not anticipate being treated as a passive foreign investment company (“PFIC”) for this year, the treatment of the Company as a PFIC is based on the value and composition of our assets, and no assurance can be given that we will not be treated as a PFIC for U.S. federal income tax purposes for our current taxable year or future taxable years. We will be considered a PFIC for any taxable year if:

●	at least 75% of our gross income for such taxable year is passive income; or

●	at least 50% of the value of our assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the ADSs and Warrants, our PFIC status will also depend in large part on the market price of the Securities, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds any Securities, we generally will be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Securities, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Securities that such U.S. Holder holds. For this purpose, a U.S. Holder that acquired an ADS through the exercise of a Warrant will be treated as holding such ADS for the period during which such Warrant was held. A U.S. Holder that makes such an election will be deemed to have sold the Securities it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale will be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Securities with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Securities, unless it makes a “mark-to-market” election or a “qualified electing fund” election discussed below. Distributions that a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Securities will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Securities:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Securities;

●	the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the tax year of the sale or disposition; and

●	the amount allocated to each other year will be subject to the highest marginal tax rate in effect with respect to such U.S. Holder for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Securities cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of our subsidiaries are also PFICs, such U.S. Holder will be deemed to own its proportionate share of any such subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it will be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ADSs. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the ADSs. A U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs will apply to distributions by us, except the lower applicable tax rate for qualified dividend income will not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the ADSs will be a capital gain or loss and taxed in the manner described above under “– Sale, Exchange, or Other Disposition of ADSs and Warrants.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election will be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund” election to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE SECURITIES.

Backup Withholding and Information Reporting

Payments of dividends with respect to the Securities and the proceeds from the sale, retirement, or other disposition of the Securities made by a U.S. paying agent or other U.S. intermediary will generally be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability or may be refunded provided that the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the Securities, subject to certain exceptions (including an exception for shares held in accounts maintained by financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Securities.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

Israeli Tax Considerations

General

The following is a brief summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of American Depositary Shares, representing Ordinary Shares, Pre-funded Warrants and Warrants (collectively, the “Shares”) by persons who acquired the Shares in this offering.

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2024 tax year.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not currently subject to tax in Israel.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2024), and a marginal tax rate of up to 50% in 2024 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli capital tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits.

Payers of consideration for the Ordinary Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are generally obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, the aforementioned return need not be filed, provided that (among other conditions) (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay Excess Tax (as further explained below). Capital gains are also reportable on annual income tax returns.

Exercise of Warrants and Certain Adjustments to the Warrants

Investors will generally not recognize gain or loss for Israeli tax purposes on the exercise of a Warrant and related receipt of an ordinary share (unless, for instance, cash is received in lieu of the issuance of a fractional ordinary share). Nevertheless, the Israeli income tax treatment and the tax consequences of a cashless exercise of Warrants into Ordinary Shares is unclear. Furthermore, the exercise terms of the Warrants may be adjusted in certain circumstances. An adjustment to the number of Ordinary Shares that will be issued on the exercise of the Warrants or an adjustment to the exercise price of a Warrant may be treated as a taxable event under Israeli tax law even if such holder does not receive any cash or other property in connection with the adjustment. Investors should consult their tax advisors regarding the proper treatment of any exercise of and/or adjustments to the Warrants.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following withholding tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year (721,560 NIS for 2024, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income including, but not limited to, taxable capital gain from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

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

We maintain a corporate website at www.Scinai.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report. We have included our website address in this annual report solely as an inactive textual reference.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the NIS and the Euro. Although the U.S. dollar is our functional currency, a significate portion of our expenses are denominated in both NIS and Euro. Our NIS and Euro expenses consist principally of payments made to our partners at MPG and UMG, sub-contractors and consultants for pre-clinical trials and other research and development activities as well as payments made to purchase new equipment. We anticipate that a sizable portion of our expenses will continue to be denominated in currencies other than the NIS. If the US. dollar fluctuates significantly against either the NIS or the Euro, it may have a negative impact on our results of operations. To date, fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review.

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

The Bank of New York Mellon acts as depositary, for our American Depositary Shares, also referred to as ADSs which trade on the Nasdaq Capital Market. Each ADS represents four hundred (400) ordinary shares (or a right to receive four hundred (400) ordinary shares). Each ADS also represents any other securities, cash or other property which may be held by the depositary. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Securities Exchange Act of 1934 filings are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Management Annual Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act, as a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. It should be noted that any system of internal control, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Adi Raviv, a member of our Audit Committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and NASDAQ rules.

Item 16B. CODE OF ETHICS

We have adopted a written code of ethics that applies to our officers and employees, including our principal executive officer, principal financial officer, principal controller and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.Scinai.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report on Form 20-F and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC including the instructions to Item 16B of Form 20-F. We have not granted any waivers under our Code of Business Conduct and Ethics.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY Israel”), a member of Ernst & Young Global, an independent registered public accounting firm, served as our independent registered public accountants until August 24, 2024. At such time, Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC Israel”), became our independent registered public accountants.

We paid the following fees for professional services rendered by PwC Israel, for the year ended December 31, 2023 and rendered by EY Israel for the year ended December 31, 2022:

	2023	2022
	(in thousands of U.S. dollars)
Audit Fees	$136	$126
Audit-Related Fees	$51	$49
Additional fees	$-	$50
Total	$187	$225

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

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) In May and June 2023, the Audit Committee of the Board of Directors of Scinai Immunotherapeutics Ltd. (the “Company”) conducted a process to select a firm to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and for an additional period until the next annual general meeting of our shareholders. The Audit Committee invited a number of firms to participate in this process and following such process the Audit Committee recommended to the Board of Directors that, subject to the approval of the shareholders at the Company’s next annual general meeting of shareholders (the “Meeting”), the Company appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC Israel”). In conjunction with the recommendation of PwC Israel to serve as the Company’s independent registered public accounting firm, and subject to the approval of the Company’s shareholders at the Meeting, the engagement of the Company’s current independent registered public accounting year, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY Israel”), concluded at the end of the Meeting, which was held on August 24, 2023.

EY Israel’s reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

EY Israel served as our independent registered public accountants for the years ended December 31, 2022, and 2021. During such period and until the Meeting, there were (i) no disagreements between the Company and EY Israel on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements were not resolved to the satisfaction of EY Israel and which, if not resolved to the satisfaction of EY Israel, would have caused EY Israel to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 16(a)(1)(v) of Form 20-F

The Company provided EY Israel with a copy of the disclosures made by the Company under this Item 16F) and requested that EY Israel furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether EY Israel agrees with the statements made by the Company in this Item 16F and, if not, stating the respects in which EY Israel does not agree. A copy of EY Israel’s letter is filed as Exhibit 16.1 to this Annual Report.

The appointment of PwC as the Company’s independent registered public accounting firm was effective on August 24, 2023, following the Audit Committee’s recommendation and the Meeting which approved such appointment.

During the Company’s two most recent fiscal years ended December 31, 2022 and December 31, 2021, and the subsequent interim period through August 24, 2023, neither the Company nor anyone acting on its behalf consulted with PwC Israel regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that PwC Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (iii) any matter that was either the subject of a disagreement (as described in Item 16(a)(1)(iv) of Form 20-F and the related instructions) or a reportable event (as described in Item 16(a)(1)(v) of Form 20-F).

Item 16G. CORPORATE GOVERNANCE

Companies incorporated under the laws of the State of Israel whose shares are publicly traded, including companies with shares listed on the NASDAQ Capital Market, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating to such matters as the audit committee, the compensation committee and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by the listing rules of the NASDAQ Capital Market and other applicable provisions of U.S. securities laws to which we are subject to (as a foreign private issuer) since the closing of the offering in the U.S. and the listing of the ADSs and warrants on the NASDAQ Capital Market. Under the listing rules of the NASDAQ Capital Market, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of the listing rules of the NASDAQ Capital Market, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

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

Compensation of officers. We follow the provisions of the Companies Law with respect to matters in connection with the responsibilities of our compensation committee, office holder compensation and any required approval by the shareholders of such compensation. Israeli law and our articles of association do not require that the independent members of our board of directors, or a compensation committee composed solely of independent members of our board of directors, determine an executive officer’s compensation, as is generally required under the listing rules of the NASDAQ Capital Market with respect to the Chief Executive Officer and all other executive officers of a company. Our compensation committee has been established and conducts itself in accordance with the provisions governing the responsibilities of a compensation committee as set forth in the Companies Law. Furthermore, compensation of office holders is determined and approved by our compensation committee, and in general, by our board of directors as well, and in certain circumstances by our shareholders, as detailed below under the caption “—Shareholder Approval.” Thus, we will seek shareholder approval for all corporate actions with respect to office holder compensation (including the compensation required to be approved for our Chief Executive Officer) requiring such approval under the requirements of the Companies Law, including seeking prior approval of the shareholders for the compensation policy and for certain office holder compensation, rather than seeking approval for such corporate actions in accordance with listing rules of the NASDAQ Capital Market. See “— Compensation Committee and Compensation Policy” below.

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

Quorum for shareholder meetings. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders will consist of one or more shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold, in the aggregate, at least 10% of the voting power of our shares (or, for so long we do not qualify as a foreign private issuer and for only so long as required by the Nasdaq Stock Market, 33 1/3% of our outstanding ordinary shares), (and in an adjourned meeting, any number of shareholders), instead of 33 1/3% of the issued share capital required under the NASDAQ Capital Market corporate governance rules.

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

Item 16I. disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We operate in the biotechnology sector, which is subject to various cybersecurity risks that could adversely affect our business. We recognize the critical importance of developing, implementing, and maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We currently have security measures in place to protect and prevent data loss and other security breaches, including a cybersecurity risk assessment program. Our network infrastructure was designed with cybersecurity in mind, incorporating a range of critical components such as firewalls, intrusion detection and prevention systems, virtual private networks (VPNs), and secure Wi-Fi access points. Additionally, strong authentication mechanisms, encryption protocols, and robust monitoring tools are essential elements for ensuring a secure network infrastructure. These components work together to protect against unauthorized access, data breaches, malware attacks, and other cybersecurity threats.

Our current cybersecurity risk assessment program consists of routine evaluations of our network infrastructure, penetration testing and continuous monitoring of security controls and threats. The program outlines governance, policies and procedures, and technology we use to oversee and identify risks from cybersecurity threats and is informed by previous cybersecurity incidents we have observed within the Company.

Our COO and Quality Unit Manager are responsible for day-to-day assessment and management of risks from cybersecurity threats, including the prevention, mitigation, detection, and remediation of cybersecurity incidents. Our COO is experienced in operating a company which offers cybersecurity services. Our COO and Quality Unit Manager are informed of cybersecurity risks or incidents by our IT manager who regularly monitors our systems to detect cybersecurity incidents or risks.

The Board of Directors is responsible for oversight of risks from cybersecurity threats in conjunction with management. The Board of Directors receives reports and updates from management with respect to the management of risks from cybersecurity threats. Such reports cover the Company’s information technology security program, including its current status, capabilities, objectives and plans, as well as the evolving cybersecurity threat landscape. The Board of Directors takes into consideration such reports and updates into its overall risk assessment of the Company.

We leverage the advice of third-party consultants to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and manage our risk assessment program. Among other things, these third-party consultants conduct security audits, penetration testing, and vulnerability assessments to evaluate the strength of our defenses. They also offer expertise in regulatory compliance, helping us ensure that our security measures align with industry standards and legal requirements. Additionally, they provide ongoing monitoring and analysis of emerging threats, allowing us to proactively adapt and strengthen our cybersecurity posture.1

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers. When engaging with vendors or partners, we prioritize those who demonstrate robust cybersecurity measures and a strong commitment to protecting sensitive data. To mitigate risks associated with third-party providers, we incorporate specific cybersecurity requirements into contracts and service level agreements. These agreements outline expectations regarding data protection, access controls, incident reporting, and compliance monitoring. Furthermore, we implement other mechanisms to enhance security when working with third-party providers, including implementing two-factor authentication. By implementing these measures, we aim to minimize the cybersecurity risks associated with third-party service providers and ensure the protection of our organization's assets and data.

To date, no cybersecurity incident (or aggregation of incidents) or cybersecurity threat has materially affected our results of operations or financial condition. For information on how a cybersecurity threat might affect us, see also Item 3D. Risk Factors – General Risk Factors.

[1]	Describe role of the third-party assessors, consultants, auditors, etc., within the Company’s processes for assessing, identifying, and managing material risks from cybersecurity threats discussed above.

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

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1	Articles of Association of Scinai Immunotherapeutics Ltd., incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 filed with the SEC on October 30 , 2023.
2.1	Form of Deposit Agreement between the Company Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3*	Description of Share Capital.
2.4	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A filed with the SEC on December 14, 2022.
2.5	Form of Exchangeable Warrant, incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on December 14, 2022.
2.6	Form of Non-Exchangeable Warrant, incorporated by reference to the Registration Statement on Form F-1/A filed with the SEC on December 14, 2022.
2.7	Form of Warrant, incorporated by reference to Exhibit 1.3 to Form 6-K submitted with the SEC on September 19, 2023.
2.8	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 1.2 to Form 6-K submitted with the SEC on September 19, 2023.
2.9	Form of Placement Agent Warrant, incorporated by reference to Exhibit 1.4 to Form 6-K filed with the SEC on September 19, 2023.
4.1	2005 Share Incentive Plan, incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed with the SEC on June 12, 2020.
4.2	2018 Share Incentive Plan, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 12, 2020.
4.3	Compensation Policy, incorporated by reference to Appendix B to the Exhibit 99.1 to the Form 6-K filed with the SEC on November 22, 2021.
4.4	Employment Agreement dated January 20, 2021, between the Company and Mr. Amir Reichman. incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022).
4.5	Employment Agreement dated March 15, 2005, between the Company and Dr. Tamar Ben-Yedidia, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.6	Addendum to Employment Agreement dated April 1, 2012, between the Company and Dr. Tamar-Ben Yedidia, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.7	Addendum to Employment Agreement dated May 28, 2015, between the Company and Dr. Tamar-Ben Yedidia incorporated by reference to Exhibit 10.8 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.8	Addendum to Employment Agreement dated August 15, 2018, between the Company. and Dr. Tamar-Ben Yedidia, incorporated by reference to Exhibit 10.9 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.9	Employment Agreement dated September 5, 2018, between the Company and Elad Mark, incorporated by reference to Exhibit 10.10 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.10	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.11	Form of Indemnification and Exculpation Agreement, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
4.12	Finance Contract between the Company and the European Investment Bank, incorporated by reference to Exhibit 99.2 to Form 6-K filed with the SEC on June 19, 2017.
4.13	Amendment No. 1, dated January 11, 2021, to Finance Contract dated June 19, 2017, by and between the Company and the European Investment Bank, incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20- filed with the SEC on May 13, 2021.
4.14	Lease agreement dated July 10, 2017 between the Company and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018.
4.15	Services Agreement between the Company and Mark Germain, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.

4.16+	License Agreement, dated December 11, 2021, between the Company and Max-Planck-Innovation GmbH, incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.17+	Accompanying Research Collaboration Agreement, dated December 11, 2021, between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.18 +	Research Collaboration Agreement, dated March 23, 2022, between the Company Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.19 +	Form of License Agreement between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 10.20 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.20	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 1.1 to Form 6-K submitted with the SEC on September 19, 2023.
4.21	Amendment Agreement dated August 9, 2022, to Finance Contract dated June 19, 2017 and as amended from time to time, by and between the Company and the European Investment Bank, incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 f filed with the SEC on October 30, 2023,
11	Code of Conduct , incorporated by reference to Exhibit 14.1 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
15.2*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global, independent registered public accounting firm for the Registrant
16.1*	Letter, from Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global, to the Securities and Exchange Commission, dated, May 15, 2024.
97.1*	Scinai Immunotherapeutics Policy for Recovery of Erroneously Awarded Compensation
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

+	Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scinai Immunotherapeutics Ltd.

Date: May 15, 2024	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

SCINAI IMMUNOTHERAPEUTICS LTD.

(Formerly known as BiondVax Pharmaceuticals Ltd.)

AUDITED FINANCIAL STATEMENTS

December 31, 2023 and 2022

- - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Scinai Immunotherapeutics Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Scinai Immunotherapeutics Ltd. (the “Company’) as of December 31, 2023, and the related statement of operations, comprehensive loss, changes in shareholders’ equity and of cash flows for the year then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1f to the financial statements, the Company has suffered recurring losses from operations and has incurred cash outflows from operating activities that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Company’s ability to continue as a going concern

As described above and in Note 1f to the financial statements, the Company has an accumulated deficit, cash outflows from operating activities and its activities have been funded primarily through offerings of the Company’s securities and borrowing. The Company’s operations are dependent on its existing working capital resources and additional sources of capital and financing. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its products and to raise funds to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, to allow the Company to continue its operations and meet its cash obligations. These conditions and events raise substantial doubt about its ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least a year from the date of issuance of the financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the financial statements. Our audit procedures to evaluate the significant judgments and assumptions made by management included, among others, inquiries with management, testing the reasonableness of the forecasted revenue and operating expenses and the underlying management assumptions, reconsidering management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. We assessed the adequacy of the Company’s going concern disclosures included in Note 1f to the consolidated financial statements.

/s/ Kesselman & Kesselman

Certified Public Accountants (Isr.)

A member of PricewaterhouseCoopers International Limited

Tel-Aviv, Israel

May 15, 2024

We have served as the Company’s auditor since 2023.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

BIONDVAX PHARMACEUTICALS LTD.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Biondvax Pharmaceuticals Ltd. (the Company) as of December 31, 2022 and 2021, the related statements of operations, comprehensive loss, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Liquidity and Capital Resources

Description of the Matter

As discussed in Note 1 to the financial statements, the Company has incurred losses, and has not yet started recognizing revenues from sales. As of December 31, 2022, the Company’s cash position (cash and cash equivalents) totaled $14,075. In the year ended December 31, 2022, the Company had an operating loss of $5,796 and negative cash flows from operating activities of $7,265 million. The Company’s operations are dependent on its existing working capital resources and additional sources of capital and financing. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its products and to raise funds (through public or private securities offerings, debt financings, government funding or grants, or other sources) to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, to allow the Company to continue its operations and meet its cash obligations. The Company and the board of directors believe that its existing financial resources and its operating plans, including the effects of the costs saving plan, will be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date.

Liquidity and Capital Resources are a critical audit matter due to the subjective judgments and various assumptions required by management concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan and to conclude the Company would have sufficient liquidity to sustain itself for at least a year beyond the date of the issuance of the financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions. Additionally, the relevance of management’s liquidity conclusions to the users of the financial statements also impacted our assessment of these circumstances as a critical audit matter.

How We Addressed the Matter in Our Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the financial statements. Our audit procedures to evaluate the significant judgments and assumptions made by management included, among others, inquiries with management, testing the reasonableness of the forecasted operating expenses compared to historic amounts and the underlying management assumptions, including the assumptions used for the saving plan, reconsidering certain prior management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. This was performed in consideration of management’s ability to put forth reasonable estimates and evaluating the adequacy of the Company’s disclosure of these circumstances in the financial statements. Additionally, these procedures included evaluating the sufficiency of the company’s liquidity disclosure included in the notes to the financial statements.

/S/ KOST FORER GABBAY & KASIERER
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor from 2005 to 2023.
Tel-Aviv, Israel
April 17, 2023

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,870	$14,075
Restricted cash	140	140
Prepaid expenses and other receivables	437	155

Total current assets	5,447	14,370

NON-CURRENT ASSETS:
Property, plant and equipment, net	10,825	11,245
Operating lease right-of-use assets	1,200	1,452

Total non-current assets	12,025	12,697

Total assets	$17,472	$27,067

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2023	2022
LIABILITIES NET OF CAPITAL DEFICIENCY

CURRENT LIABILITIES:
Trade payables	$535	$716
Operating lease liabilities	396	382
Other payables	849	1,240

Total current liabilities	1,780	2,338

NON-CURRENT LIABILITIES:
Warrants liability	96	5,329
Loan from others	19,368	20,082
Non-current operating lease liabilities	797	1,078

Total non-current liabilities	20,261	26,489

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 20,000,000,000 shares at December 31, 2023 and 20,000,000,000 at December 31, 2022; Issued and outstanding 1,857,169,984 shares at December 31, 2023 and 989,290,784 shares at December 31, 2022	-	-
Additional paid-in capital	119,506	116,082
Accumulated deficit	(122,335)	(115,835)
Accumulated other comprehensive loss	(1,740)	(2,007)

Total shareholders’ deficit	(4,569)	(1,760)

Total liabilities and shareholders’ deficit	$17,472	$27,067

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Research and development expenses, net	$5,210	$5,765	3,249
Marketing, general and administrative expenses	4,505	5,296	7,625
Other income	(9)	-	(12)
Total operating expenses	9,706	11,061	10,862

Total operating loss	9,706	11,061	10,862

Total Financial income net,	(3,206)	(5,265)	(2,656)

Net loss	$6,500	$5,796	8,206

Net loss per share attributable to ordinary shareholders, basic and diluted	(0.004)	(0.01)	(0.02)

Weighted average number of shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	1,562,627,495	754,076,407	564,575,967

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021

Net loss	$6,500	$5,796	$8,206

Other comprehensive income:
Foreign currency translation adjustments	(267)	(48)	(39)

Total comprehensive loss	$6,233	$5748	$8,167

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Additional paid-in	Accumulated comprehensive	Accumulated	Total shareholders’
	Number	Amount	capital	loss	deficit	equity

Balance as of December 31, 2020	461,285,824	-	$88,889	$(2,094)	$(101,833)	(15,038)

Issuance of shares, net of issuance costs of $424	277,762,720	-	21,430	-	-	21,430
Share-based compensation	-	-	2,757	-	-	2,757
Other comprehensive income	-	-		39	-	39
Net loss	-	-	-	-	(8,206)	(8,206)
Balance as of December 31, 2021	739,048,544	-	113,076	(2,055)	(110,039)	982

Issuance of shares, net of issuance costs of $129	168,104,520	-	1,154	-	-	1,154
Exercise of warrants	75,060,000	-	250	-	-	250
Share-based compensation	7,077,720		1,602	-	-	1,602
Other comprehensive income	-	-	-	48	-	48
Net loss	-	-	-	-	(5,796)	(5,796)

Balance as of December 31, 2022	989,290,784	$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	584,015,200	-	801	-	-	801
Vested RSU’s	8,108,400	-	-	-	-	-
Issuance of warrants and shares, net of issuance costs of $86	160,000,000	-	1,086	-	-	1,086

Reclassification of warrants liability to equity	-	-	398	-	-	398

Share-based compensation	-		869	-	-	869
Shares issued for services	115,755,600	-	270	-	-	270
Other comprehensive income	-	-	-	267	-	267
Net loss	-	-	-	-	(6,500)	(6,500)

Balance as of December 31, 2023	1,857,169,984	$-	$119,421	$(1, 740)	$(122,335)	$(4,569)

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:

Net loss	$(6,500)	$(5,796)	$(8,206)

Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	514	562	471
Expense of in-process research and development	-	209	-
Financial income (expense) related to loan from others	401	(4,113)	(3,152)
Revaluation of warrants	(4,140)	-	-
Share-based compensation	1,139	1,602	2,757
Decrease (increase) in other receivables	(290)	140	59
Changes in operating lease right-of-use assets	43	153	148
Increase (decrease) in trade payables	(150)	(175)	3
Changes in operating lease liabilities	(58)	(156)	(150)
Increase (decrease) in other payables	(341)	309	644

Net cash used in operating activities	(9,382)	(7,265)	(7,426)

Cash flows from investing activities:

Purchase of property, plant and equipment	(637)	(836)	(139)

Net cash used in investing activities	$(637)	$(836)	$(139)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2022	2021
Cash flows from financing activities:

Proceed from issuance of warrants	$947	$5,844	$-
Proceeds from issuance of shares, net	139	932	21,430

Net cash provided by financing activities	1,086	6,776	21,430

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(272)	(1,977)	575

Increase (decrease) in cash, cash equivalents and restricted cash	(9,205)	(3,302)	14,440
Cash, cash equivalents and restricted cash at beginning of year	14,215	17,517	3,077

Cash, cash equivalents and restricted cash at end of year	$5,010	$14,215	$17,517

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$833	$916	$-

(2) Non-cash transactions:
Reclassification of warrants liability to equity	398	-	-
Exercise of warrants liability into shares	$801	$250	$-

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$4,870	$14,075	$17,374
Restricted cash	140	140	143

Cash, cash equivalents and restricted cash	$5,010	$14,215	$17,517

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.	SCINAI IMMUNOTHERAPEUTICS LTD (formerly known as BiondVax Pharmaceuticals Ltd) (the “Company”), operates two business units: an innovative R&D unit and a Contract Development and Manufacturing Organization (“CDMO”) unit ( please see section e). The R&D unit focuses on: (i) managing and guiding a research contract with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO unit focuses on providing drug development services to small biotech companies. The Company was incorporated on July 21, 2003 in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS” ) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratory are located at Jerusalem, Israel.

b.

On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 NanoAb therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 NanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

c.

On March 23, 2022, the Company executed an additional research collaboration agreement (“RCA”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for several other molecular targets that can leverage the Nanoabs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. According to the RCA, the Company will have an exclusive option for exclusive license agreement for the development and commercialization of each of the NanoAbs covered by the agreement with MPG and UMG.

d.	On September 6, 2023, the Company announced the change of its corporate name to Scinai Immunotherapeutics Ltd. from BiondVax Pharmaceuticals Ltd.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

e.

On September 6, 2023, the Company launched a new business unit named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small biotech companies through process development as well as pilot and clinical GMP manufacturing. In October 2023, the CDMO unit signed its first contract to provide R&D services to a biotech client and since then the Company has signed a contract with another client, and the Company is in advanced contract discussions with several other potential clients.

f.

As of December 31, 2023, the Company’s cash and cash equivalents totaled $4,870. In the year ended December 31, 2023, the Company had an operating loss of $9,706 and negative cash flows from operating activities of $9,382. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if and as required, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consists of cutting expenditures by means of further efficiencies and synergies, which include mainly the following steps: reduction in headcount and postponing or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, restructuring of debt, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2023, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

As of June 30, 2023, the Company satisfied the conditions to qualify as a “foreign private issuer” under Rule 3b-4 of the Securities Exchange Act of 1934, as amended. Accordingly, commencing as of and since July 1, 2023, we are not required under the Exchange Act to file financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates and assumptions relate to impairment of long-lived assets and the Fair Value of financial Instruments. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

c.	Functional currency:

Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023 financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

In applying the change in reporting currency, all assets and liabilities of the Company’s operations were translated from their NIS functional currency into U.S. dollars using the exchange rates in effect on the balance sheet date, and shareholders’ equity was translated at the historical rates. Opening shareholders’ equity on August 1, 2018 has been translated at the historic rate on that date and any other movements in shareholders’ equity during the period from August 1, 2018 to December 31, 2022 were translated using the appropriate historical rates at the date of the respective transaction. All other revenues, expenses and cash flows were translated at the average rates during the reporting periods presented. The resulting translation adjustments are reported under comprehensive income as a separate component of shareholders’ equity.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. For further details see note 2c.

e.	Cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

f.	Restricted cash:

Restricted cash are deposits with original maturities of three months or less and are used as security for the Company’s credit cards. Restricted cash amounted to $140 as of December 31, 2023, and 2022.

g.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	15 - 33
Office, furniture and equipment	6 - 33
Computers and Cars	20-33
Leasehold improvements	(*	)
Manufacturing plant in process	(**	)

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the expected life of the improvement.

(**)	As of December 31, 2023, the manufacturing plant is under validation process and therefore is not yet ready for production. Depreciation of the manufacturing plant will commence upon completion of the validation process.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. During the years ended December 31, 2023 and 2022, no impairment indicators have been identified.

i.	Government grants:

The Company received royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. These grants are recognized at the time the Company is entitled to such grants on the basis of the costs incurred as provided by the relevant agreement and included as a deduction from research and development expenses. During 2023 the company deduct $362. For the year ended December 31, 2023 the Company received $225 from the IIA and an additional $93 in January 2024. (note 8)

j.	Research and development expenses:

Research and development expenses net of grants, are recognized in the statements of operations when incurred. Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, costs associated with obtaining regulatory approvals, and executing pre-clinical and clinical studies. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The company charges research and development as incurred.

k.	Acquired In-Process Research and Development:

In an asset acquisition, the initial costs of rights to in-process research and development projects acquired are expensed as R&D in the statements of operations, unless the in-process research and development has an alternative future use. In a business combination, the fair value of in-process research and development is capitalized as an indefinite-lived intangible asset, regardless of whether the in-process research and development asset has an alternative future use.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the agreement with MPG disclosed in note 1b, the Company issued 150,000 ADSs at no cost to MPG as an upfront payment for the license. The ADSs are restricted for a period of three years. The Company evaluated the fair value of the license at $209. The fair value was calculated by an independent valuation, at a discount rate of 31% based on the following assumptions:

Stock price	1.48
variance	150%
Risk free interest	1%

The fair value of the license in the amount of $209 was recorded as expense in the statement of operating income for the year ended 2022.

l.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC No. 718, “Compensation - Stock Compensation”, which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the award is recognized as an expense over the requisite service periods, which is the vesting period of the respective award, on a straight-line basis when the only condition to vesting is continued service.

The Company has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The fair value of restricted shares is based on the closing market value of the underlying shares at the date of grant. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

m.	Severance pay and retirement plans:

The majority of the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (the “Severance Pay Law”). Pursuant to Section 14 of the Severance Pay Law, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments made to employees in accordance with this section release the Company from any future severance liabilities with respect to such employees. Neither severance pay liability nor severance pay fund under Section 14 of the Severance Pay Law is recorded on the Company’s balance sheets.

Severance expense for the years ended December 31, 2023, and 2022, amounted to $182 and $288, respectively.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data are available.

The Company measures warrants liability at fair value classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. (note 4)

The carrying amounts of cash and cash equivalents, restricted cash, prepaid expenses and other receivables, trade payables and other current payables approximate their fair value due to the short-term maturity of such instruments.

o.	Leases:

The Company accounts for leases according to ASC 842, “Leases”. The Company determines if an arrangement is a lease and the classification of that lease at inception. The Company elected the practical expedient for lease agreements with a term of twelve months or less and does not recognize right-of-use (“ROU”) assets and lease liabilities in respect of those agreements. The Company also elected the practical expedient to not separate lease and non-lease components for its leases.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

An ROU asset represents the right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease agreement. An ROU asset is measured based on the discounted present value of the remaining lease payments, plus any initial direct costs incurred and prepaid lease payments, excluding lease incentives. The lease liability is measured at lease commencement date based on the discounted present value of the remaining lease payments. The implicit rate within the operating leases is generally not determinable, therefore the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend the lease. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Payments under the Company’s lease arrangements are primarily fixed however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities.

p.	Contingencies:

The Company is currently involved in various commitment and contingent liabilities. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 8).

q.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”, which prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to their estimated realizable value, if needed.

ASC 740 offers a two-step approach for recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2023, and 2022 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Basic and diluted net loss per share:

The Company’s basic net loss per share is calculated by dividing net loss attributable to ordinary shareholders, vested RSU’ and pre funded warrants by the weighted-average number of shares of ordinary shares outstanding for the period, without consideration of potentially dilutive securities. Diluted net loss per share is the same as basic net loss per share in periods when the effects of potentially dilutive ordinary shares are anti-dilutive.

s.	Warrants:

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance. The assessment considers whether the warrants are freestanding financial instruments, meet the definition of a liability under ASC 480, and meet all of the requirements for equity classification, including whether the warrants are indexed to the Company’s own common stock. Warrants that determined to be classified as equity, are recorded as a component of additional paid-in capital. Warrants that determined to be classified as liabilities are recorded at their initial fair value on the date of issuance and remeasured to fair value at each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized in Financial expenses, net in the statements of operations.

t.	Segment reporting:

On September 6, 2023, the company launched a new business unit named Scinai Bioservices to serve as a CDMO , along with the R&D the Company’s business includes two reporting segments: See note 10.

u.	Recently adopted accounting pronouncements:

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. ASU 2016-13 requires enhanced qualitative and quantitative disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization’s portfolio. ASU 2016-13 is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The Company has evaluated that the adoption of this ASU did not have a significant impact on the Company’s financial statements and disclosures.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Recently issued accounting pronouncements, not yet adopted:

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This guidance is intended to enhance the transparency and decision-usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to disclosure regarding rate reconciliation and income taxes paid both in the U.S. and in foreign jurisdictions. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 on a prospective basis, with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements disclosures.

NOTE 3:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2023	2022
Government authorities	$178	$110
Grant receivable	152	-
Prepaid expenses and other	71	45
Others	36	-
	$437	$155

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures warrants liability at fair value classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2023 and 2022:

	December 31,
	2023	2022
	Fair value measurement using input Level 2
Non-current liabilities:
Warrants liability	$96	$5,329
Total liabilities	$96	$5,329

The warrants fair value was established by management leveraging calculations by an independent expert using the binomial model and based on the following assumptions: (For more details please see note 10f)

	December 31,	December 31,
	2023	2022
Dividend Yield on the Shares (%)	-	-
Expected Share Price Volatility (%)	99%	107%
Risk-free Interest Rate (%)	4.2%	4.4%
Ads Price $	0.6	0.98

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

The composition of property, plant and equipment is as follows:

	December 31,
	2023	2022
Cost:
Laboratory equipment	$2,142	$1,588
Computers and Cars	280	289
Office, furniture and equipment	41	43
Leasehold improvements	3,723	3,915
Manufacturing plant in process	7,447	7,831
	13,633	13,666
Less - accumulated depreciation	(2,808)	(2,421)
Property and equipment, net	$10,825	$11,245

Depreciation expenses amounted to $514, $562 and $471for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE 6:- LEASES

The Company has several operating lease agreements that include leases of office space, lab, production line and cars that are used to maintain the Company’s ongoing operation.  The leases of the offices and cars are for a period of 10 and 3 years, respectively. Some of these lease agreements include extension options. The Company does not include in the lease term the exercise of extension options unless it is reasonably certain at lease commencement that the extension options will be exercised.

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2023	2022
Office
Weighted average remaining lease term (in years)	4	5
Weighted average discount rate	8%	8%

Cars
Weighted average remaining lease term (in years)	0.8	1.7
Weighted average discount rate	18%-26%	18%-23%

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES (Cont.)

Minimum lease payments for the Company’s right of use assets over the remaining lease periods as of December 31, 2023, are as follows:

	Office	Cars
2024	$322	$82
2025	322	42
2026	322	-
2027	322	-
		-

Total undiscounted lease payments	1,288	124
Less - adjustment to discounted lease payments	(202)	(18)
Present value of lease liabilities	$1,086	$106

Lease Costs

The table below presents certain information related to lease costs and operating leases:

	Year ended December 31,
	2023	2022	2021
Cash paid for amounts included in the measurement of leases liabilities:
Operating leases	$343	$351	336

right-of-use assets obtained in exchange for lease obligations: (non-cash)
Operating leases	252	355	97

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:- OTHER PAYABLES

	December 31,
	2023	2022
Employees and payroll accruals	$388	$484
Accrued expenses	461	756
	$849	$1,240

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

Since 2006, the Company received approximately $6,204 in grants from the Israeli Innovation Authority (IIA),. $5,979 of the grants were for research and development of M-001 and $225 of the grants were received to support the new CDMO business unit.

In exchange for to those grants, the Company undertook to pay royalties amounting to 3%-5% on the income deriving from a product (including know-how) which was developed, in whole or in part, directly or indirectly, in the framework of a research and development program that had benefited from IIA support, including any derivatives, and related services thereof. Royalty payments are capped at the amount of the grants received by the Company, plus Annual Interest for a File (as such term is defined in the IIA rules). However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of December 31, 2023 is approximately $ 6,204 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2023, the Company had not paid any royalties to the IIA.

At the time the grants were received and as of December 31, 2023, successful development of the M-001 product was not assured and therefore the company does not currently expect to make any royalty payments to the IIA.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, we announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS.

a.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of approximately $22,422 (€ 20,000) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. In addition, as a repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times

During 2018, the Company received approximately $23,599 (€ 20,000) in two tranches of approximately $7,080 (€ 6,000) and the third tranche of approximately $9,439 (€ 8,000). On October 7, 2019, the Company received the remaining approximately $4,390 (€ 4,000).

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

The Finance Contract also stipulates that in the event the EIB demands prepayment of the loan due to any prepayment event to non-EIB lenders, the Company shall be obligated to pay the Prepayment Amount plus an additional reduced amount. In addition, and as consideration for the EIB financing, the EIB shall be entitled to 3% of any annual M-001future revenue.

b.	On April 22, 2019, the Committee of EIB agreed to expand the 2017 financing agreement with the Company by an additional approximately $4,502 (€ 4,000) to a total of approximately $27,013 (€ 24,000). An amendment was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 to support of the ongoing pivotal, clinical efficacy, Phase 3 trial of the company M-001 Universal Flu Vaccine candidate in Europe.

c.	On October 23, 2020, the Company announced the failure of Phase 3 clinical trial results of the M-001 universal vaccine product.

As a result of the Phase 3 clinical trial failure, Company’s management estimates that there will be no future revenues from the M-001 product. Therefore, most likely, there will be no future royalty payments to EIB from this product.

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

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

On January 26, 2021, the EIB notified the Company that it welcome the Company’s efforts to secure future equity financing in an amount not less than $ 2,000 in order to enable the Company to pursue new business opportunities, strengthen the Company balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently.

d.	On August 9, 2022, the Company signed a loan restructuring agreement with the European Investment Bank (EIB) for the new terms of its outstanding approximately $24,554 (€ 24,000) loan to the Company. The new terms include:

1.	An extension of the maturity dates from 2023 until December 31, 2027.

2.	Interest on the loan will begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the loan period.

3.	An amount of $ 900 (approximately € 880) were paid by the Company on August 15, 2022, shortly after the execution of the relevant amendment letter with the EIB and was applied to reduce the outstanding loan. In addition, 10% of any capital raises until maturity are to be used to further repay the Loan principal including any outstanding accrued interest.

4.	If the Company sales exceed approximately $5,332 (€ 5,000), 3% of the revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original approximately $25,596 (€ 24,000) principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal.

5.	In case the Company decides to discharge all liabilities under the finance contract, inter alia payments of the variable remuneration, the Company would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity amount will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

The Company accounted for the EIB loan as an extinguishment of the existing debt and the execution of a new debt instrument.

The Company recorded the cash received in each tranche and a corresponding liability to repay the cash. When the estimated cash flows change from the estimates used as of the date on which the EIB loan was issued, the EIB loan’s carrying amount is adjusted to an amount equal to the present value of the estimated remaining future payments, discounted by using the original effective interest rate. The adjustment to the carrying amount is recognized in earnings as an adjustment to interest expenses, in the period in which the change in estimate occurred.

As a result of the loan restructure, the Company recorded an amount of $ 7,168 under finance income and interest expense related to the EIB loan were to $87 For the year ended December 31, 2022

e.

During the third quarter of 2023, following the updated estimated future cash payments based on the company’s forecasted revenues, the company updated the loan carrying value resulting in a reversal of all accretion recognized since August 2022, resulting in a financial income of $ 3,845.

On November 24, 2023, the Company signed an amendment to the loan agreement with the EIB providing for an extension of the maturity date of the outstanding approximately $24,554 (€ 24,000) loan from December 31, 2027 to December 31, 2031.

The Company evaluated the amendment in accordance with ASC 470-60 Troubled Debt Restructuring, and concluded the EIB loan amendment represented a troubled debt restructuring (“TDR”) as the company is experiencing financial difficulty and a concession has been granted by the EIB. As a result, due to the fact that the future undiscounted cash flows of the amended debt were higher than the net carrying value of the existing debt, the net carrying value of the loan wasn’t updated and the modification was accounted for prospectively with no gain or loss recorded in the Statements of Operations.

Interest expense related to the EIB loan was $2,968.

During 2023, as a result of a capital raising, the company paid $833 to the EIB related to the loan restructure agreement from august 2022 that set a partial repayment of the loan for any capital raising.

As of December 31, 2023, the outstanding principal amount related to the EIB loan in nominal terms is $ 26,545.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

b.	On February 2, 2021, the Company closed an underwritten offering in which it sold 2,434,783 American Depositary Shares (“ADSs”)at a public offering price of $4.95 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,217 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $13,800. The Company received a net amount of $12,480 after deduction of issuance expenses of $360.

c.	On December 27, 2021, the Company closed an underwritten offering in which it sold 3,813,560 ADSs at a public offering price of $2.36 per ADS. On December 27, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 330, 508 ADSs, bringing total gross proceeds to the Company from the offering including exercise of the over-allotment option of approximately $9,780. The Company received a net sum of $8,956 (after deduction of issuance expenses of $63.

d.	On November 10, 2022, the Company announced that it plans to affect a ratio change of the ADSs to its non-traded ordinary shares from the previous ratio of one (1) ADS representing forty (40) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. The ratio change had the same effect as a reverse split of the existing ADSs of one (1) new ADS for every ten (10) old ADSs. The effective date for the ratio change was November 25, 2022.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

e.	On December 13 2022, the shareholders approved an amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 18,200,000,000 Ordinary Shares (the equivalent of 45,500,000 ADSs) such that the total registered share capital of the Company would consist of 20,000,000,000 Ordinary Shares, no par value (the equivalent of 50,000,000 ADSs).

f.

On December 20, 2022, the Company closed an underwritten public offering with gross proceeds to the Company of $8,000 before deducting underwriting discounts and other expenses payable by the Company. The offering consisted of 1,600,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants (Non-Exchangeable Warrant) will expire three years from the date of issuance, and the other warrant (Exchangeable Warrant) expired one year from the date of issuance and provided for exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.99 per pre-funded unit after reducing $0.01 attributable to the exercise price of the pre-funded warrants). The Company issued a total of 400,000 Common Units and 1,200,000 pre-funded units, including 1,600,000 Exchangeable Warrants and 1,600,000 Non Exchangeable Warrants. The Company received a net sum of $7,231 after deduction of underwriter discount and issuance expenses of $769. The warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the warrants are not considered indexed to the Company’s own shares.

During 2023, 750,000 warrants were reclassified from Exchangeable Warrants to pre-funded warrants and 710,000 warrants were exercised into ADSs.

g.

On September 19, 2023, the Company closed an offering in which we issued (i) in a registered direct offering, 400,000 ADSs and pre-funded warrants to purchase up to 746,552 ADSs, at an exercise price of $0.001 per ADS, at a purchase price of $1.16 per ADS and $1.159 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 1,146,552 ADSs. The warrants have an exercise price of $1.16 per ADS and are exercisable for a period of five and one-half years from issuance. We received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses. The warrants were accounted as equity.

h.	On October 11, 2023, the Company issued 289,389 ADSs to a service provider. The fair value of the ADSs that were granted was $270.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION

a.	Option plans:

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

Option grants:

Expected volatility was calculated based upon the Company’s historical share price and historical volatilities of similar entities in the related sector index. The expected term of the options granted is derived from output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

During the year ended December 31, 2023, the board of directors approved the grant of an aggregate of 449,327 RSUs, each vesting in three years, 364,229 of which RSU’s were granted to officers and directors and 85,098 RSU’s of which were granted to employees of the Company. The value of the said RSU’s was $635 thousand.

On August 24, 2023, shareholders approved the grant of option awards to our directors and chairman of the board. The company granted 186,800 ADS’s options purchase 186,800 ADSs of the Company in the aggregate, all at an exercise price of $1.81. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

The value of the said options was $193 thousand.

On the same day, the Company also cancelled options previously granted to our directors and chairman and granted replacement options to these directors. Shareholders approved that all the options that were held at by directors and chairman at the time of the meeting be cancelled and in exchange therefor the Company would grant a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by the company directors and chairman. The number of ADSs underlying the Replacement Option that were issued in exchange for the options that were held by our directors and chairman was 56,271 ADS’s. The exercise price of per ADS for the Replacement Options is $1.81. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. The fair value of the replacement warrants was $59.

The fair value of the Replacement Options is more than the fair value of the old options, the incremental amount will be recognized in equal annual installments over a period of three years, commencing one year following the date of shareholder approval.

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

The following table lists the inputs to the binomial option-pricing model used for the fair value measurement of equity-settled share options for the above Options Plans for the years 2023 and 2022:

	December 31,
	2023	2022	2021
Dividend yield	0%	0%	0%
Expected volatility of the share prices	107%	84%	110%
Risk-free interest rate	4.2%	2.1%	1.7%
Expected term (in years)	10	10%	10

Based on the above inputs, the fair value of the ADS options was determined to be $1.03, $0.157, $0.281, and $0.384 for the years ended December 31, 2023, 2022 and 2021, respectively.

b.	The following table summarizes the number of options granted to employees under the Option Plans for the year ended December 31, 2023 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Balance as of December 31, 2022	28,919,600	$0.8	7.07	$12

Granted	97,548,400	1.81	9.2	434
Expired	(27,976,800)	0.8	7.07	4,533
Balance as of December 31, 2023	98,491,200	1.7	9.9	12
Exercisable as of December 31, 2023	942,800	$70	10	$181

As of December 31, 2023, there are $197 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

*)	Less than 1 thousand USD

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

c.	The following table summarizes information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2023:

Exercise price	Options outstanding as of December 31, 2023	Weighted average remaining contractual term (years)	Options exercisable as of December 31, 2023	Weighted average remaining contractual term (years)
$ 0.004 – 0. 19	98,491,200	9.09	942,800	10
	98,491,200		942,800

d.	A summary of ADSs restricted shares units activity for the year ended December 31, 2023 is as follows:

	Number of restricted shares	Weighted average grant date fair value
Balance as of December 31, 2022	107,768	6.49

Granted	205,458	1.62
Vested	(1,609)	34
Forfeited	(6,581)	6.49

Balance as of December 31, 2023	305,036	3.06

e.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2023 and 2022 is comprised as follows:

	Year ended December 31,
	2023	2022	2021
Research and development expenses	$107	$100	$323
Marketing, general and administrative expenses	1,032	1,502	2,434
Total share-based compensation	$1,139	$1,602	$2,757

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- TAXES ON INCOME

a.	Corporate tax rates

Corporate tax rate in Israel was 23% in 2023 and 2022.

b.	Net operating losses carryforward:

The Company has net operating losses for tax purposes as of December 31, 2023 totaling approximately $26,109, which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Final tax assessments:

The Company’s tax assessments through the 2018 tax year are considered final.

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2023	2022
Deferred tax assets:
Net operating loss carry forward	$26,109	$21,683
Temporary differences mainly relating to Research and Development	-	336
Lease liabilities	307	336
Deferred tax asset before valuation allowance	26,416	22,355

Deferred tax liabilities:
Right-of-use assets	(217)	(334)
Deferred tax liabilities before valuation allowance	(217)	(334)
Valuation allowance	(26,199)	(22,021)
Deferred tax asset, net	$-	$-

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- TAXES ON INCOME (Cont.)

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 13:- BASIC AND DILUTED NET LOSS PER SHARE

a.	Basic net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted-average number of ordinary shares outstanding during each year, vested RSU’s and pre funded warrants. Diluted net loss per ordinary share is computed by dividing net loss for each reporting period by the weighted average number of ordinary shares outstanding during each year, vested RSU’s and pre funded warrants outstanding during the period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC No. 260-10 “Earnings Per Share”.

Details of the number of shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2023		2022		2021
	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company	Weighted number of shares	Net loss attributable to equity holders of the Company
For the computation of basic and diluted loss	1,562,627,495	6,415	754,076,407	5,796	564,575,967	8,206

b.	The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti – diluted:

	Year ended December 31,
	2023	2022	2021
Share Options	98,491,200	28,919,600	28,889,600
Restricted share units	214,729,600	43,107,200	24,196,000
Warrants	1,100,500,800	292,940,000	-

SCINAI IMMUNOTHERAPEUTICS LTD. (Formerly known as BiondVax Pharmaceuticals Ltd.)

NOTES TO FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:- FINANCIAL INCOME, NET

	Year ended December 31,
	2023	2022	2021
Income:
Exchange differences, net	$-	$1,524	-
Remeasurement of warrants liabilities	4,024	711	-
Bank deposits	79	-	-
Finance income in respect of loans from others	44	3,051	3,152
	4,147	5,286	3,152
Expenses:

Exchange differences, net	933	-	487
Bank commissions and other financial expenses	8	21	9
	941	21	496
Total financial income, net	$3,206	$5,265	2,656

NOTE 15 - SUBSEQUENT EVENTS

a.

On January 4, 2024, the Company issued new unregistered warrants to purchase up to 5,213,104 ADSs in consideration for the immediate exercise at a reduced exercise price of $0.65 per ADS of certain outstanding warrants to purchase up to an aggregate of 2,606,552 ADSs issued by the Company in September 2023 and December 2022, The new warrants have an exercise price of $0.65 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. The Company received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42, after deduction of underwriter discount and issuance expenses of $275