Form 20-F
period 2024-12-31
Scinai Immunotherapeutics Ltd.
filed 2025-05-07
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Amir Reichman,

Chief Executive Officer

(+972) 8-930-2529
(+972) 8-930-2531 (facsimile)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing 4,000 ordinary share, no par value	SCNI	Nasdaq Capital Market
Ordinary Shares, no par value*

*	Not for trading on The Nasdaq Capital Market, but listed above only in connection with the registration of American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 3,411,983,584 ordinary shares, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Note Regarding Ratio Change of ADSs to Non-Traded Ordinary Shares

Effective May 21, 2024, we effected a ratio change of the American Depositary Shares (ADSs) to our ordinary shares from the previous ratio of one (1) ADS representing four hundred (400) non-traded ordinary shares to a new ratio of one (1) ADS representing four thousand (4,000) ordinary shares. Previously, effective November 25, 2022, we effected a ratio change of the American Depositary Shares (ADSs) to our ordinary shares from the previous ratio of one (1) ADS representing forty (40) non-traded ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. Each such ratio change had the same effect as a one-for-ten reverse ADS split. Unless otherwise indicated, ADSs and per ADS amounts in this Annual Report have been retroactively adjusted to reflect the changes in ratio for all periods presented.

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

Some of the factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements contained herein, include but are not limited to:

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue, and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation;

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Our failure to meet the continued listing requirements of The Nasdaq Stock Market LLC (“Nasdaq”) could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly;

●	Our business strategy may not be successful;

●	We conduct most of our operations in Israel. Conditions in Israel, including Israel’s war with Hamas and other terrorist organizations in the Gaza Strip and Israel’s conflict with Hezbollah and with Iran, may affect our operations;

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology;

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues;

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval;

●	Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program and are unlikely to continue to further develop this program.

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired;

●

Under the collaboration agreement with Max Planck Institute for Multidisciplinary Sciences in Gottingen, Germany, or MPG, and the University Medical Center Göttingen, or UMG, we have the option to in-license up to nine total NanoAbs. To date, we have licensed anti-COVID-19 NanoAbs and anti-IL-17 NanoAbs. The anti-IL-17 NanoAbs are potential candidates to treat psoriasis and other conditions where over expression of IL-17 is implicated in creating or exacerbating the disease. There are many competitors targeting IL-17, including a significant number with far greater resources and/or further advanced in clinical development. We may be unsuccessful in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs;

●	We may be unable to exercise our option to acquire Pincell srl, the owner of PC111, or Pincell, or if we exercise the option we may be required to resell our shares in Pincell to the previous shareholder, either of which will affect our future prospects.

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable;

●	Our NanoAbs program is based on an exclusive license from MPG and UMG, and we could lose our rights to this license if a dispute with MPG and/or UMG arises or if we fail to comply with the financial and other terms of the license;

●	There is no guarantee that our strategy to utilize our manufacturing site and laboratories by launching a CDMO Business Unit will succeed, that we will be able to ramp up operations, or that we will become profitable;

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients, could adversely impact our business;

●	Our CDMO business is dependent upon attracting and maintaining customers and upon the demand for our services by our customers;

●

Significant delays in product manufacturing or development and in our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows; and

●	A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs or our other product candidates and deliver our CDMO services, which could adversely affect our business.

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

●	We are a developmental stage biopharmaceutical company with a history of operating losses, with no product candidate that generates revenue and as such we are not currently profitable, do not expect to become profitable in the near future, may never become profitable and as a result may need to wind up our business and operation;

●	We will require substantial additional financing to achieve our goals and to finance our losses and negative cash flows from operations, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts;

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs which could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly;

●	Our business strategy may not be successful;

●	We are highly dependent upon our ability to enter into agreements with partners to develop, commercialize, and market any current and future product candidate(s) or enter into other strategic partnerships;

●	Raising additional capital may cause dilution to our existing shareholders, and debt financing, if available, may restrict our operations or require us to relinquish rights to our technologies or product candidate(s);

●	Our novel nanosized antibodies, also known as VHH-antibodies, Nanobodies or NanoAbs, represent a relatively new approach to treating diseases, and we must overcome significant challenges in order to successfully develop, commercialize and manufacture product candidates based on this technology;

●	Clinical trials are very expensive, time-consuming and difficult to design and implement, and, as a result, we may suffer delays or suspensions in future trials which would have a material adverse effect on our ability to generate revenues;

●	Positive results from earlier preclinical data and clinical trials we conduct may not be predictive of the results in later clinical trials of current and future product candidates, and the results of any clinical trials we conduct may not be replicated in additional clinical trials that we may be required to conduct, which could result in development delays or a failure to obtain marketing approval;

●	Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program and are unlikely to continue unless we find a partner to further develop this program. Current interest in, and funding for, COVID-19 therapeutics is low and we may not be successful in finding a partner;

●	If we are not successful in discovering, developing and commercializing current and future product candidates, our ability to expand our business and achieve our strategic objectives may be impaired;

●	We have no product candidate(s) in clinical development or approved, which makes it difficult to assess our future viability;

●	We face significant competition. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer, and we may never be profitable;

●	Our NanoAbs program is based on an exclusive, worldwide license from the Max Planck Society, and we could lose our rights to this license if a dispute with MPG arises or if we fail to comply with the financial and other terms of the license;

●	CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients could adversely impact our business;

●	Our CDMO business is dependent upon the demand for our services by our customers;

●	Significant delays in product manufacturing or development and our ability to produce sufficient quantities to meet the needs of our clients could cause delays in recognizing revenues, which would harm our business, financial condition, operating results and cash flows; and

●	A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs or our other product candidates and deliver our CDMO services, which could adversely affect our business.

Risks Related to Our Financial Position and Capital Requirements

Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to do so, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

As of December 31, 2024 and December 31, 2023, our cash and cash equivalents totaled $1.9 million and $4.9 million, respectively. In the twelve months ended December 31, 2024 and December 31, 2023, we had an operating loss of $ 8.6 million and $9.7 million, respectively, and negative cash flows from operating activities of $6.3 million and $9.3 million, respectively. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about our ability to continue as a going concern. The ability to continue as a going concern is dependent upon our obtaining the necessary financing to meet our obligations, reducing costs and repaying our liabilities arising from normal business operations when they become due. While we have successfully raised funds in the past, there is no guarantee that we will be able to do so in the future, particularly given the current difficult market conditions and our very low market capitalization which makes it more difficult for us to raise significant amounts of capital. The inability to borrow or raise sufficient funds on commercially reasonable terms would have serious consequences for our financial condition and results of operations.

Our current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost-saving plan. We are planning to finance our operations from our existing working capital resources and additional sources of capital and financing. However, there is no assurance that additional capital and/or financing will be available to us, and even if available, whether it will be on terms acceptable to us or in amounts required, particularly if we are not able to maintain our listing on Nasdaq. See “- Risks Related to our Securities - Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADSs. The delisting could adversely affect the market liquidity of our shares and the market price of our shares could decrease significantly”. Accordingly, our board of directors approved a cost-saving plan, a portion of which has been implemented to date, to assist us in continuing our operations and meeting our cash obligations. As part of our cost-saving plan, we are reducing expenditures by reducing headcount costs through lay-offs and postponing and/or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company’s financial statements for the twelve months ended December 31, 2024 and the twelve months ended December 31, 2023 were prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Such financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

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

We are not profitable and have incurred losses since inception, principally as a result of research and development, clinical trials, construction of our GMP biologics manufacturing facility, and general administrative expenses in support of our operations. We have not generated any revenue other than limited revenues from our CDMO Unit, expect to incur substantial losses for the foreseeable future and may never become profitable. As of December 31, 2024 and December 31, 2023, respectively, we had an accumulated deficit of $117.6] million and $122.5 million, respectively, and we expect to experience negative cash flow for the foreseeable future. As a result, we will ultimately need to generate significant revenues in order to achieve and maintain profitability. We may never be able to generate significant revenues or achieve profitability in the future, and we expect to incur additional losses for the foreseeable future. Our failure to achieve or maintain profitability, or substantial delays in achieving profitability, could negatively impact the value of the securities and our ability to raise additional financing. A substantial decline in the value of the securities would also affect the price at which we could sell them to secure future funding, which could dilute the ownership interest of current shareholders. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Accordingly, it is difficult to evaluate our business prospects. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in highly regulated and competitive markets, such as the biopharmaceutical market, where regulatory approval and market acceptance of our product candidate(s) are uncertain. There can be no assurance that our efforts will ultimately be successful or result in significant revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

As of December 31, 2024 and December 31, 2023, we had $1.9 million and $4.9 million, respectively, in cash and cash equivalents and short-term deposits, working capital of $0.59 million and $3.6 million, respectively, and an accumulated deficit of $117.6 million and $122.3 million, respectively. Our existing cash resources are not sufficient to fund our projected cash requirements at current monthly rates for at least the next 12 months.

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

We are party to a licensing and research collaboration arrangements with MPG and UMG pursuant to which we are working to develop and commercialize a pipeline of innovative VHH antibody fragments, or NanoAb, drug candidates, addressing diseases with large underserved medical needs and attractive commercial opportunities. Our first licensed program was a development of an inhalable COVID-19 NanoAb, and while we were able to demonstrate promising results in an industry accepted animal (hamster) model of COVID-19, the market for COVID-19 therapeutics has decreased significantly, and with it capital sources. Accordingly, due to changing market conditions for COVID therapeutics we suspended further development of the COVID-19 NanoAb and, together with the licensors, elected to abandon the related patents, given the low interest from the industry and the financial community and the high costs of maintenance. We are now focused on the development of NanoAbs targeting Interleukin-17 (IL-17), which we licensed in June 2023, as treatments for all potential indications where IL-17 plays a meaningful role, starting with plaque psoriasis and psoriatic arthritis. In addition, we have signed an option agreement to acquire the Italian biotech company, Pincell srl, or Pincell, the owner of PC111, a fully human, monoclonal antibody that binds to the human soluble Fas ligand and thus blocks its activation of apoptosis of skin cells (keratinocytes). Aside from this, we have no product candidates in pre-clinical development, in clinical trials or on the market. Even if we are successful in developing current or future product candidates, we will not be successful unless we complete our product development efforts, obtain regulatory approval and such product candidate(s) gain(s) market acceptance for appropriate indications at favorable reimbursement rates. The degree of market acceptance of these product candidate(s) will depend on a number of factors, including, but not limited to:

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

● ●

the adequacy and success of our distribution, sales and marketing efforts;

our ability to conduct large-scale manufacturing, including yield and quality, and in shipping product internationally, on our own and/or through third parties; and

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

New or existing collaborations, including our collaboration with MPG and UMG, may never result in the successful development or commercialization of any pipeline candidates for several reasons, including the fact that:

●	we may not have the ability to control the activities of our partners and cannot provide assurance that they will fulfill their obligations to us, including with respect to the license, development, manufacture and commercialization of pipeline candidates, in a timely manner or at all;

●	such partners may not devote sufficient resources to our pipeline candidates or properly maintain or defend our intellectual property rights (if required);

●	such partners may decide to pursue competitive product candidates developed outside of the partnership arrangement;

●	any failure on the part of our partners to perform or satisfy their obligations to us could lead to delays in the development or commercialization of our pipeline candidates and affect our ability to realize product revenue;

●	disagreements, including disputes over the ownership of technology developed with such collaborators, could result in litigation, which would be time-consuming and expensive, and may delay or terminate research and development efforts, regulatory approvals, and commercialization activities; and

●	such partners may decide to terminate or not to renew the collaboration for these or other reasons.

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

We may be unable to exercise our option to acquire Pincell, or if we exercise the option we may be required to resell our shares in Pincell to the previous shareholder, either of which will affect our future prospects.

On March 27, 2025, we announced that we had entered into a binding option agreement for the acquisition of Pincell, the owner of PC111, a monoclonal antibody in development for treating Pemphigus, Steven Johnson’s Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN). Pursuant to the terms of the option agreement with Pincell, we have the right to exercise, at our sole discretion, a full sale and transfer of Pincell’s shares by the end of 2025, subject to approval of the Golden Power regulatory clearance by the Italian government and satisfaction of certain closing requirements, which include the requirement to either obtain an award of a grant to our wholly owned Polish subsidiary under the European Funds for a Modern Economy (FENG) program in Poland or secure $3 million by December 31, 2025 to fund the development of PC111. If regulatory approval is not obtained or if we are not successful in either obtaining the grant under the FENG program or securing $3 million by December 31, 2025 to fund the development of PC111, we will be unable to exercise the option. If we are unable to exercise the option, our future prospects will be affected.

In addition, pursuant to the option agreement, if we or our affiliates have not filed an IND application for PC111 to the FDA, or any similar dossier application in a country other than the U.S., by December 31, 2028, the option agreement grants each seller the right to repurchase the shares of Pincell it sold to us for the lower of (i) the fair market value of Pincell and (ii) the sum funded by us or our affiliates into Pincell at that time (but in any event not less than the nominal value of the shares of Pincell). If we have difficulty in funding the development of PC111, including if we exercise our option to acquire Pincell but do not receive the grant from the FENG program in Poland, or if for any other reason we do not file an IND application for PC111 to the FDA, or any similar dossier application in a country other than the U.S., by December 31, 2028, we will be required to resell our shares in Pincell to the previous shareholders of Pincell, which will affect our future prospects.

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

Human clinical trials are very expensive and difficult to design and implement, in part because they are subject to rigorous regulatory requirements. Regulatory authorities, such as the EMA and FDA, may preclude clinical trials from proceeding. Additionally, the clinical trial process is time-consuming, failure can occur at any stage of the trials and we may encounter problems that cause us to abandon or repeat clinical trials. The commencement and completion of clinical trials may be delayed by several factors, including:

●	unforeseen safety issues;

●	determination of proper dosing;

●	lack of effectiveness or efficacy during clinical trials;

●	failure of our contract manufacturers or inability of our in-house facility to manufacture our product candidate(s) in sufficient quantities and in accordance with current good manufacturing practices, or cGMP;

●	our failure or the failure of third party suppliers to perform final manufacturing steps for the drug substance;

●	slower than expected rates of participant recruitment and enrollment;

●	lack of healthy volunteers and participants to conduct trials;

●	inability to monitor participants adequately during or after treatment;

●	Failure or delay in reaching an agreement with a third party contract research organization or clinical trial site(s), and failure of third party contract research organizations to properly implement or monitor the clinical trial protocols;

●	failure of the FDA, Institutional Review Boards (“IRBs”), or other regulatory bodies to authorize our clinical trial protocols, or a decision by a regulatory body to place one or more of our trials on hold;

●	inability or unwillingness of medical investigators and Contract Research Organizations to follow our clinical trial protocols and applicable regulatory requirements; and

●	lack of sufficient funding to finance the clinical trials.

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

We may be unsuccessful in finding a partner to further develop our COVID-19 NanoAb program to protect against current and future variants of COVID-19.

Our first program under the licensing and collaboration arrangement with MPG and University Medical Center Göttingen was development of an inhalable COVID-19 NanoAb. Due to the ongoing generation of new variants of the COVID-19 coronavirus and the difficulty of identifying broad spectrum NanoAbs, we suspended further development of this program and are unlikely to continue unless we find a partner to further develop this program. Current interest in, and funding for, COVID-19 therapeutics is low, and we may not be successful in finding a partner.

We have limited experience with the development of local delivery and inhalation-administered therapies.

We currently intend to develop our anti-IL-17 NanoAbs to be administered by local delivery directly into the dermis, while we continue to explore other routes of administration including systemic delivery and various combinations with other molecules. If the development of our COVID-19 NanoAb is continued, we expect that it would be developed to be administered by inhalation, targeting the virus directly in the lungs and airways. Although our team has significant experience with designing and conducting clinical trials, we have never developed or commercialized a local delivery therapy or an inhalation-administered therapy. Even if our anti-IL-17 NanoAbs are effective against potential indications where IL-17 plays a meaningful or our COVID-19 NanoAbs are effective against COVID-19, we are subject to development risks associated with these routes of administration.

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

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

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

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO offering a multitude of services to support biotech companies through process development, as well as pilot and clinical GMP manufacturing. Initiating new business activities or strategies may expose us to new or increased financial, regulatory, reputational, and other risks. There is no guarantee that our business strategies will succeed. Such business strategies are important and necessary ways to grow our business and respond to changing circumstances in our industry; however, we cannot be certain that we will be able to manage the associated risks and compliance requirements effectively. Such risks include a lack of management-level personnel experienced with CDMO business management, increased administrative burden, increased logistical problems, increased credit and liquidity risk and increased regulatory scrutiny. See also “Risks Related to Our R&D Business Unit - We may encounter difficulties in managing our growth. Failure to manage our growth effectively will have a material adverse effect on our business, results of operations and financial condition”.

External competition from other CDMO providers may be harmful to our planned CDMO business.

We face competition from other companies that are large, well-established manufacturers with financial, technical, research and development and sales and marketing resources that are significantly greater than ours. To be successful, we will need to convince potential clients that our overall value proposition is superior to the one of other CDMOs. Our ability to achieve this and to successfully compete against other manufacturers will depend, in large part, on our success in developing processing technologies that improve the efficiency of and reduce the cost and/or time associated with drug development projects. If we are unable to successfully demonstrate our competitive advantages, we may not be able to compete against other CDMOs and generate significant revenues.

Our CDMO business is dependent upon attracting and maintaining customers and upon the demand for our services by our customers.

Our CDMO business is dependent upon attracting and maintaining customers and upon the amount of money our customers choose to spend on development and manufacturing services. If we are not able to attract and maintain customers or if there is a decrease in the budget of our customers for spending on development and manufacturing services, it will negatively impact our revenue and profitability. Customers may elect to cancel our services for any reason or be forced to delay or cancel our services in an effort to conserve cash which could have a material adverse effect on our revenues and profitability. For instance, our customer, Ayana Pharma, has recently notified us that it is cancelling our services under a five-year Master Services Agreement. In addition, the outcomes of our customers’ research, development and marketing also significantly influence the amount that our customers choose to spend on our services and offerings. Further, increasing consolidation in the pharmaceutical industry may impact such spending, particularly in the event that any of our customers choose to develop or acquire integrated manufacturing operations. Any inability to attract or maintain customers or a reduction in customer spending on biologics development and related services as a result of these and other factors, may require us to raise additional capital and could have a material adverse effect on our business, the recoverability of our facility and our financial condition and results of operations.

CDMO services are highly complex and failure to provide quality and timely services to our CDMO clients could adversely impact our business.

The CDMO services we offer can be highly complex, due in part to strict regulatory requirements and the inherent complexity of the services provided. A failure of our quality management systems and processes in our facilities could cause problems in connection with facility operations for a variety of reasons, including equipment malfunction, viral contamination, failure to follow specific manufacturing instructions, protocols and standard operating procedures, problems with raw materials or environmental factors. Such issues could affect production of a single manufacturing run or manufacturing campaigns, requiring the destruction of products, or could halt manufacturing operations altogether. In addition, any failure to meet required quality standards may result in our failure to timely deliver products to our clients which, in turn, could damage our reputation for quality and service. Any such incident could, among other things, lead to increased costs, lost revenue, reimbursement to clients for lost drug substances, damage to and possibly termination of client relationships, time and expense spent investigating and remediating the cause and, depending on the cause, similar losses with respect to other manufacturing runs. In addition, such issues could subject us to litigation, the cost of which could be significant.

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

The majority of our products and our clients’ products are complex biological drug candidates. Manufacturing biological drug candidates, especially in large quantities, is complex. The products must be made consistently and in compliance with a clearly defined manufacturing processes. Problems during manufacturing may arise for a variety of reasons, including problems with raw materials, equipment malfunction and failure to follow specific protocols and procedures. Slight deviations anywhere in the manufacturing process, including obtaining materials, maintaining master cell banks and preventing genetic drift, cell growth, fermentation, contamination including from particulates among other things, filtration, filling, labeling, packaging, storage and shipping, potency and stability issues and other quality control testing, may result in lot failures or manufacturing shut-downs, delays in the release of lots, product recalls, spoilage or regulatory action. Such deviations may require us to revise manufacturing processes or change manufacturers. Additionally, as our equipment ages, it will need to be replaced, which has the potential to result in similar consequences. Success rates can also vary dramatically at different stages of the manufacturing process, which can reduce yields and increase costs. From time to time, we may experience deviations in the manufacturing process that may take significant time and resources to resolve and, if unresolved, may affect manufacturing output and could cause us to fail to satisfy client orders or contractual commitments, lead to a termination of one or more of our contracts, lead to delays in our clinical trials, result in litigation, or other restrictions on the marketing or manufacturing of a product, any of which could be costly to us, damage our reputation and negatively impact our business. Regulatory action, including the issuance of Forms FDA 483 and warning letters, can also have an impact.

We may be required to ship biological candidates manufactured at our facility to clinical trial facilities at a prescribed temperature range and variations from that temperature range could result in loss of product and could significantly and adversely impact the related drug development program timelines, which could harm our business, financial condition, operating results and cash flows.

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

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer, Dr. Tamar Ben-Yedidia, our Chief Scientific Officer, Mr. Elad Mark, our Chief Operating Officer and Dr. Dalit Fischer our Chief Technology Officer. The early stage of our NanoAbs program creates uncertainty about our prospects and may make it more difficult to attract and retain qualified executives and other key personnel.

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

We are a developmental stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in rapidly evolving fields, particularly in the pharmaceutical area. For example, to execute any future business plan, we may need to successfully:

●	execute development activities;

●	obtain required FDA and applicable foreign regulatory authorizations for the development and commercialization of current and future product candidates;

●	maintain, leverage and expand our intellectual property portfolio;

●	build and maintain robust manufacturing, sales, distribution and marketing capabilities, either on our own or in collaboration with strategic partners;

●	gain market acceptance for our product candidate(s);

●	develop and maintain any strategic relationships we elect to enter into; and

●	manage our spending as costs and expenses increase due to drug discovery, preclinical development, clinical trials, regulatory approvals and commercialization.

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

Generally, our competitors currently include large fully integrated pharmaceutical companies as well as smaller biotech companies and academic research institutes attempting to develop antibodies directed at IL-17 as therapies or related therapies aimed at treating the same therapeutic areas, such as BMS, Novartis, Lilly, UCB, Moonlake, and others. If our competitors develop and commercialize products faster than we do or develop and commercialize products that are superior to our product candidate(s), our commercial opportunities will be reduced or eliminated. Our competitors may succeed in developing and commercializing products earlier and obtaining regulatory approvals from the FDA and foreign regulatory authorities more rapidly than we do. Our competitors may also develop products or technologies that are superior to those we are developing and render our product candidate(s) obsolete or non-competitive. If we cannot successfully compete with new or existing product candidate(s), our marketing and sales will suffer and we may never be profitable.

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

Current and future product candidates could cause adverse events, including injury, disease or adverse side effects. These adverse events may not be observed in clinical trials but may nonetheless occur in the future. If any of these adverse events occur, they may render current and future product candidates ineffective or harmful in some participants, and any future sales would suffer, materially adversely affecting our business, financial condition and results of operations.

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

In recent years, the U.S. and global economies suffered dramatic downturns as the result of a deterioration in the credit markets and related financial crises as well as a variety of other factors including, among other things, the COVID-19 pandemic, extreme volatility in security prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. While the financial markets have improved, they are still somewhat unstable, and future disruptions or the return of adverse economic conditions may cause a significant impact on our ability to raise capital, if needed, on a timely basis and on acceptable terms or at all.

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

We license the core intellectual property for our NanoAbs program from MPG and UMG under exclusive license agreements, pursuant to which we received an exclusive worldwide license for the development and commercialization of COVID-19 NanoAbs and for the IL-17 NanoAbs. The license for the IL-17 NanoAbs is based on certain patents and intellectual property owned by MPG and UMG and related thereto. Pursuant to the terms of the license agreement, unless earlier terminated in accordance with the provisions thereof, the license agreement will expire on a product-by-product and country-by-country basis upon the later of (i) the expiration or abandonment of the patent rights that relate to such product in such country and (ii) ten years from the date of first commercial sale of such product in such country. However, MPG is entitled to terminate the exclusivity rights or to terminate the license agreement if, among other things, the Company fails to submit an IND application by a certain date or if the patent rights licensed pursuant to the License Agreement are invalidated. We have the right to license nanobodies against certain other molecular targets on the same terms described above.

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

We rely on MPG to create and provide additional support for our IL-17 NanoAbs program and any additional NanoAbs for our NanoAbs program, which are part of the Research Collaboration Agreement

We rely on MPG to provide additional support for our IL-17 NanoAbs program and any additional NanoAbs which are part of our five year Research Collaboration Agreement with MPG and UMG. If the supply of NanoAbs is disrupted or delayed, we may not be able to complete at all or in a timely manner, the successful development and commercialization of our current or future product candidates. There is no guarantee that we will be successful in in in-licensing additional NanoAbs from MPG and UMG, or developing, and/or commercializing any of our NanoAbs

If we were to conduct clinical trials, we would rely on third parties to conduct any such clinical trials and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

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

A disruption to our GMP biologics manufacturing facility in Jerusalem could impede our ability to advance our NanoAbs programs and other product candidates and deliver our CDMO services, which could adversely affect our business.

Our current manufacturing facility contains highly specialized equipment and materials and utilizes complicated production processes developed over a number of years, which would be difficult, time-consuming, and costly to duplicate or, though a remote risk, may be impossible to duplicate. We do not have any redundant manufacturing facilities. If this facility were damaged or destroyed, or otherwise subject to disruption, including contamination, it would require substantial lead-time to replace such manufacturing capabilities and could cause costly delays in our R&D activities and in the performance of our CDMO services. In such event, we would be forced to identify and rely entirely on third-party contract manufacturers for an indefinite period of time, which we may not be able to do in a timely manner and would further increase our production costs. Any disruptions or delays at our facility or its failure to meet regulatory compliance would significantly impair our ability to advance our NanoAbs program and other product candidates and deliver our CDMO services, which would result in increased costs and losses and adversely affect our business and results of operations.

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

Risks Related to Our Operations in Israel

We conduct most of our operations in Israel. Conditions in Israel, including the October 2023 attack by Hamas from the Gaza Strip and Israel’s war against it, may affect our operations and business results.

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

Parties with whom we do business may decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements. Any such limits on travel and delays in imports could result in our inability to receive, or a shortage of, supplies and materials necessary for us to conduct our business.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, there were clashes between Israel and Hezbollah in Lebanon, including limited ground operations by Israel against Hezbollah in Lebanon. Additionally, Israel and Iran traded their first ever direct attacks, as well as proxy and covert actions, throughout 2024, and Yemeni rebel group, the Houthis, have launched attacks on Israel and on global shipping routes in the Red Sea, causing disruptions of supply chain. Furthermore, during December 2024, Syrian Islamist rebel forces seized control of Syria, a country bordering Israel, and the Assad regime collapsed, adding additional instability to the region. Any or all of these hostilities may escalate in the future into more violent events which may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally.

Our R&D business unit is currently focused on advancing a novel VHH antibody for the treatment of psoriasis and related diseases. We plan to commence a pre-clinical toxicology study in 2026. The production of the drug substance and drug product batches required for the studies is done at our site located in Jerusalem, Israel. As such, an escalation of tensions or violence could potentially impact the studies. Risks include delays in operations and/or difficulty in recruiting additional employees or service providers due to their service in the reserve forces of the Israel Defense Forces (the “IDF”), the national military of Israel.

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

Although we have not seen that the ongoing conflict has affected our CDMO business to date, there can be no assurances that potential clients will not delay their engagement with us or not engage us for CDMO services due to conflict or that the conflict will not otherwise have a material adverse effect on us or our operations in the future.

The IDF is a conscripted military service, subject to certain exceptions. Since October 7, 2023, the IDF has called up more than 350,000 of its reserve forces to serve. We currently have 29 employees, all of whom reside in Israel, consisting of 4 management employees and 25 non-management employees. Our CEO and two non-management employees were called for reserve service. Such reserve duty has not materially affected the Company’s operations. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business and disrupt our operations due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability. These measures may include overtime and third-party outsourcing. These possible effects on our business may adversely impact our results of operations, liquidity or cash flows.

Additionally, shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our management and employees’ ability to effectively perform their daily tasks.

In addition, as a result of the war, the international rating agency, Moody’s, has cut Israel’s credit rating from A1 to A2 and has also lowered Israel’s outlook from stable to negative, stating that it sees a possible further downgrade in the future. Lowered credit rating of Israel could materially impact our ability to raise capital and ability to secure loans, if needed, in each case on reasonable terms.

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

Furthermore, the Israeli government has pursued extensive changes to Israel’s judicial system, which has sparked extensive political debate and unrest. Actual or perceived political instability in Israel  may negatively affect our business, financial condition and prospects. Further, in the past, the State of Israel and Israeli companies were subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business.

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

On November 1, 2023, we received a notice of non-compliance from Nasdaq that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”). We were given 180 days to regain compliance. On April 30, 2024, we received a staff determination letter from Nasdaq notifying us that, due to our continued non-compliance with the minimum $1.00 bid price requirement, the ADSs would be scheduled for delisting from Nasdaq and would be suspended for trading at the opening of business on May 7, 2024 unless we timely request a hearing before an independent Nasdaq Hearings Panel (the “Hearing Panel”). We appealed the delisting determination and requested a hearing before the Hearing Panel, which automatically stayed any suspension. Our board of directors also approved a ratio change of the ADSs to our non-traded Ordinary Shares, increasing the number of Ordinary Shares represented by each ADS from 400 to 4,000, which was equivalent to a reverse split of 1 for 10. The effective date of the ratio change was May 21, 2024, and as result of this ratio change we regained compliance with the Minimum Price Rule.

In addition, we received notification letters from Nasdaq dated September 28, 2022 and May 1, 2023 advising us that we are not in compliance with Listing Rule 5550(b)(1) requiring companies listed on Nasdaq to maintain a minimum of $2,500,000 in stockholders’ equity (the “Minimum Stockholders’ Equity Rule”) for continued listing. On August 1, 2023, we announced that Nasdaq reviewed our plan to regain compliance with the Minimum Stockholders’ Equity Rule and provided us with an extension until October 30, 2023 to demonstrate compliance. On November 20, 2023, we announced the receipt of formal notification from Nasdaq that we had regained compliance with the Minimum Stockholders’ Equity Rule. Nasdaq also indicated that if we do not evidence such compliance in our next periodic report (the Annual Report on Form 20-F), Nasdaq may provide notification to us that the ADSs may be subject to delisting, at which time we may appeal the determination to a Hearings Panel. Our shareholders’ equity as of December 31, 2023, as reflected in our financial statements for the year ended December 31, 2023, was less than the minimum of $2,500,000 in stockholders’ equity required by Nasdaq for continued listing.

As a result, on May 20, 2024, we received a staff determination letter from the Staff of Nasdaq that we are not in compliance with the Minimum Stockholders’ Equity Rule. On June 18, 2024, a hearing was held before an independent Nasdaq Hearings Panel (the “Hearings Panel”), and we presented our views with respect to the stockholders’ equity deficiency, including presenting a plan to address the Equity Requirement matter by converting a significant portion of the loan owed by us to the EIB into equity.

On August 29, 2024, following completion of the conversion of a significant portion of the loan owed by us to the EIB into preferred shares as described below, we announced that we had received formal notification from the Staff that we have regained compliance with the Equity Requirement.

In addition, if the ADSs are delisted from Nasdaq, trading of our securities would most likely take place in an over-the-counter market for unlisted securities. An investor would likely find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our securities in an over-the-counter market, and many investors would likely not buy or sell our securities due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons. In addition, as a delisted security, our securities would be subject to SEC rules as a “penny stock,” which impose additional disclosure requirements on broker-dealers. The regulations relating to penny stocks, coupled with the typically higher cost per trade to the investor of penny stocks due to factors such as broker commissions generally representing a higher percentage of the price of a penny stock than of a higher-priced stock, would further limit the ability of investors to trade in our securities. For these reasons and others, delisting would adversely affect the liquidity, trading volume and price of our securities, causing the value of an investment in us to decrease and having an adverse effect on our business, financial condition, and results of operations, including our ability to attract and retain qualified employees and raise capital.

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

Our principal executive offices are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, and our telephone number is +972-8-930-2529. Our website is www.scinai.com. The information we post on our website may be deemed material. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, the information contained on, or accessible through, our website is not incorporated by reference herein and shall not be considered part of this prospectus. Our agent for service of process in the United States is Puglisi & Associates, whose address is 850 Library Avenue, Suite 204, Newark, Delaware, and whose telephone number is (302) 738-6680.

Our capital expenditures for twelve months ended December 31, 2024 and December 31, 2023 amounted to approximately $12 and $637 thousand, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

B.	Business Overview

We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. We have also recently signed an option agreement to acquire the Italian biotech company, Pincell srl, the owner of PC111, a fully human, monoclonal antibody that blocks its activation of apoptosis of skin cells (keratinocytes).

Development of I&I biological therapeutic products

NanoAbs

Since inception, we have executed eight clinical trials including a seven country, 12,400 participant phase 3 trial of our prior lead drug candidate, a universal influenza vaccine candidate (“M-001”) and have built a GMP biologics manufacturing facility for biopharmaceutical products. After receiving the phase 3 trial results in Q4 2020, indicating that M-001 did not meet its clinical endpoints, we performed a turnaround process that included raising fresh capital, hiring new talent (including a new CEO), signing a research collaboration agreement with and in-licensing new intellectual property from world leading academic research institutes. Since then, we are in the process of developing a pipeline of diversified and commercially viable products built around innovative nanosized antibodies (NanoAb). NanoAbs are nanosized antibody fragments derived from camelid animals and are also known as VHH-antibodies or Nanobodies. “Nanobody” is a trademark registered by ABLYNX N.V., a wholly owned subsidiary of Sanofi. SCINAI has no affiliation with and is not endorsed by Sanofi. We have also established our CDMO business unit to take advantage of our laboratory and manufacturing capacity at our cGMP facility in Jerusalem.

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

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets that have the potential to be further developed into drug candidates for the treatment of disease indications such as plaque psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These are all large and growing markets with underserved medical needs. In each case, the molecular target has been validated as an appropriate target for therapeutic intervention through inhibition by an antibody, thereby significantly reducing the discovery work that typically entails many years of research, high cost and high risk of failure. We believe that we can leverage our NanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration towards competitive commercial viability. We believe that since these are clinical validated targets, we can develop NanoAb treatments with reduced risk and cost and accelerate the time from NanoAb selection to initiation of clinical development. Each NanoAb candidate is therefore positioned as a “biobetter” piggybacking on prior discoveries of others to mitigate risk but with significant potential advantages over existing therapeutics. In addition, while each NanoAb constitutes a novel molecule for which we file patent applications thereby creating a proprietary position, all of the developed NanoAbs when viewed together constitute a pipeline that is built around the same drug discovery, development and manufacturing platform allowing us to reduce risks and save costs. We have the exclusive option for an exclusive, pre-negotiated worldwide license agreement for the development and commercialization of each of the NanoAbs covered by the RCA with MPG and UMG.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

In June 2023, we disclosed that we were ceasing active development of our COVID-19 program due to ongoing generation of variants of the coronavirus, difficulty in identifying a broad spectrum NanoAb and a significant reduction in both market interest in a COVID-19 therapeutic and funding. As a result, we would expect any continued development to be based on finding a strategic partnership for our COVID-19 self-administered inhaled NanoAb therapeutic/prophylactic which demonstrated highly promising in vivo results in animals and that we will focus on developing the anti-IL-17 NanoAb.

On June 4, 2024, the Company met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Consequently, on July 23, 2024, the Company announced the receipt of positive regulatory feedback from the PEI for its drug development program towards Phase 1/2a clinical trial of its anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2026 with readout in 2027.

On July 15, 2024, we announced a successful in-vivo preclinical study results of our innovative anti IL-17A/F VHH antibody fragment (NanoAb) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics. The unique ability of our NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that our NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue. In addition, the statistical analysis of these markers confirmed that the effect of our NanoAb on the tested inflammatory markers was similar to that of two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity. The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

We recently filed new patents for a novel NanoAb targeting IL-13 and, as per the RCA, we have an exclusive option to execute an exclusive license for this drug candidate for a worldwide development and commercialization rights at pre-agreed financial terms.

On March 27, 2025, we announced that we had entered into a binding option agreement for the acquisition of the Italian biotech company Pincell srl, the owner of PC111, a monoclonal antibody in development for treating Pemphigus, Steven Johnson’s Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN). PC111 has already received an Orphan Drug Designation in Pemphigus by the European Medicine’s Agency.

Pursuant to the terms of the option agreement, we have the right to exercise, at our sole discretion (pending our satisfaction of closing requirements and approval of the Golden Power regulatory clearance by the Italian government), a full sale and transfer of Pincell’s shares by the end of 2025. Such requirements include either the award of a grant to our wholly owned Polish subsidiary under the European Funds for a Modern Economy (FENG) program in Poland referred to below or our securing $3 million. If such share sale and transfer is exercised, Pincell’s current shareholders will be eligible for development milestone payments, pass through payments from sublicenses with a staggered percentage based on the stage of development at the time of the sublicense, and royalties out of future net sales of PC111 in the low single digits. In addition, the management team of Pincell will join Scinai’s wholly owned, newly created subsidiary in Poland and Pincell’s founder, Prof. Carlo Pincelli, will join Scinai’s Scientific Advisory Board. In the event we or our affiliates have not filed an IND application for PC111 to the FDA, or any similar dossier application in a country other than the U.S., by December 31, 2028, the option agreement grants each seller the right to repurchase the shares of Pincell it sold to us for the lower of (i) the fair market value of Pincell and (ii) the sum funded by us or our affiliates into Pincell.

On September 26, 2024, we filed with the Securities and Exchange Commission a Current Report on Form 6-K disclosing that we had entered into a license agreement with an unaffiliated U.S. private company (“Licensee”), pursuant to which Scinai has granted Licensee exclusive global rights to certain patents and know-how under Scinai’s agreement with the Max Planck Society and the University Medical Center Göttingen for the development and commercialization of licensed products in exchange for an up-front license fee payable by the Licensee’s completion of specified pre-clinical work, as well as other contingent development milestone payments across several indications and royalties on net sales of licensed products. On March 20, 2025, we were notified by the Licensee that it had determined not to proceed with the development of the products contemplated by the license and was accordingly exercising its right to terminate the license.

PC111

PC111 is a fully human, monoclonal antibody that binds to the human soluble Fas ligand and thus blocks its activation of apoptosis of skin cells (keratinocytes). This pathway has a major role in several skin blistering disorders, characterized by a very high unmet medical need with significant market sizes. Importantly, PC111 does not suppress the immune system, at variance with many other biologicals treating inflammatory conditions that can lead to significant, at times fatal side effects. Pincell has successfully developed a proprietary FasL humanized mouse model, with which it studied the involvement of the Fas/FasL pathway in these diseases, and that can be successfully used in other dermatological and non-dermatological diseases, where this pathway may play a key role in disease development and progression.

In anticipation of the signing of the option agreement, the parties have prepared together and submitted a grant application by our wholly owned Polish subsidiary, seeking Euro 12 million of non-dilutive capital to fund the next stage of development of PC111. To facilitate the submission of the application, Pincell exclusively licensed PC111 to our subsidiary. The grant application is under the European Funds for a Modern Economy (FENG) program in Poland. Subject to prior clearance of certain Italian regulatory formalities, an award decision is expected in the third quarter of 2025.

Pincell has carried out a large number of in-vitro, ex-vivo and in-vivo experiments using PC111 without steroids in validated models of pemphigus, to prove that soluble FasL is a critical target in this disease. Most importantly, Pincell has demonstrated that PC111 can block blister formation without steroids in a transgenic humanized FasL mouse model of pemphigus, indicating that the antibody can work also in a humanized setting and thus suggesting that it may be a novel targeted therapy for this disease at the clinical level. As there is abundant and convincing data supporting the critical role of soluble FasL also in the pathogenesis of SJS/TEN, PC111 could inhibit the mechanisms underlying the progression of this disease, as shown by the in vivo model where it ameliorates ocular conjunctivitis and edema, two main early features of this disease in humans, as well as its progression towards more severe forms.

Pemphigus, Stevens-Johnson Syndrome (SJS), and Toxic Epidermal Necrolysis (TEN) are severe dermatological conditions that significantly impact the skin and mucous membranes. Pemphigus is a rare autoimmune blistering disease of the skin and mucous membranes with the incidence of new cases ranging between 0.5 and 3.0 new cases per year per 100,000 people and prevalence of between 15 to 30 per 100,000 people at any point in time. The disease often requires long-term immunosuppressive medications for disease management, generates severe impact on the patient’s quality of life, is associated with chronic pain and visible lesions and results in dietary restrictions for the patients alongside emotional and social distress. Pemphigus often relapses, can be life-threatening without treatment and can leave the patient with long-term complications even with current treatments. Stevens-Johnson Syndrome and Toxic Epidermal Necrolysis are rare but severe mucocutaneous reactions and are both part of the same disease spectrum, which is a serious reaction to medications. SJS has an incidence rate of between one and six cases per million people annually, and TEN has an incidence rate of 0.4 to 1.2 cases per million people annually. Both SJS and TEN result in massive epidermal cell death, resembling severe burns, rapid progression to skin blistering and detachment with involvement of mucosal tissues. SJS has a mortality rate of up to 10% while Toxic Epidermal Necrolysis, has a mortality rate of 30-50%. Pemphigus is being treated these days with systemic corticosteroids, steroid-sparing agents and rituximab while SJS/TEN have no approved drug on the market and are treated by supportive care (similar to burn management) and can sometimes be treated with systemic immunomodulators, such as cyclosporine, etanercept, and corticosteroids. The efficacy of these treatments, however, is controversial and case-dependent. These conditions highlight a significant unmet medical need for more effective treatments and better management strategies to improve patient outcomes and reduce mortality rates.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices to serve as a CDMO utilizing capacity at our manufacturing facility in Jerusalem to offer a multitude of services to support biotech companies through process development, as well as cGMP manufacturing for clinical supplies. We seek to provide high quality, yet affordable CDMO services to accelerate the drug development processes of small biotech companies, including cGMP aseptic processing required for manufacturing of clinical batches.

Our biological drug development and manufacturing services for early-stage pre-clinical and clinical programs of protein-based biological drugs are executed using highly advanced laboratories and a cGMP pilot plant (designed to meet EMA and FDA regulatory requirements), upstream and downstream process development, process optimization and scaleup, cGMP manufacturing, fill & finish operations, analytical method development and GMP quality control supported by a robust quality management system. The manufacturing facility features modular, single-use infrastructure, which allows higher flexibility, reduces change over time, saves costs in cleaning and QC testing and saves time.

In December 2024, we announced the establishment of a U.S.-based subsidiary for our CDMO business unit operating under the name Scinai Bioservices Inc.

We perform our CDMO services at our approximately 1,850 square meters (20,000 square feet) facility which we lease in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and the Hebrew University’s Medical School.

Our Competitive Strengths

We believe that our people, processes and technologies give us distinct advantages over our competitors, as follows:

●	People: Our leadership team has deep biotech and pharmaceutical industry experience, including our Chairman of the Board Mark Germain (former Co-Chairman of Pluri (previously Pluristem Therapeutics), and a co-founder and former director of a number of other biotechnology companies including, without limitation, Alexion, Neurocrine, ChromaDex, Stem Cell Innovations, Omnimmune Corp. and Collexis Holdings), Board director Samuel Moed (former Senior VP Corporate Strategy at Bristol Myers Squibb), Board director Jay Green (former Senior VP Finance and CFO of GSK’s global vaccines business) and COO Elad Mark (formerly employed by Novartis). Our CEO, Amir Reichman, has extensive vaccines R&D, supply chain, manufacturing, and engineering experience from Novartis in the U.S. and GSK in Europe. Furthermore, our Chief Science Officer, Dr. Tamar Ben-Yedidia, oversaw M-001 vaccine development from early research at the Weizmann Institute through the pivotal Phase 3 clinical trial.

●	Processes: After years of experience, Sinai has developed a mature set of business processes including pre-clinical and clinical development, regulatory, quality and GMP manufacturing processes. These processes can help us accelerate time to market for future in-licensed assets and hence provide us with a competitive advantage versus other companies of our size. In the past, we conducted a pivotal Phase 3 trial in over 100 clinical trial sites in seven Eastern European countries, subject to, among others, the regulation of the European Medicines Agency (EMA). The trial was completed on time and on budget. Our Phase 3 clinical trial was initiated after we completed two Phase 1/2 clinical trials and three Phase 2 clinical trials in Israel pursuant to clinical trial protocols approved by the Israeli Ministry of Health, a Phase 2b clinical trial in Europe, and a Phase 2 clinical trial sponsored and conducted by the NIH/NIAID in the USA.

●	Technology: Our licensed technology from MPG and UMG is innovative and highly competitive, offering significant opportunities in drug development and manufacturing. Our drug candidates are de-risked by targeting molecular pathways already validated by existing drugs, ensuring effective therapeutic outcomes when neutralized by an antibody. Additionally, our unique drug candidates provide new administration routes and address the needs of patient populations underserved by current treatments. Our existing and advanced GMP manufacturing facility in Jerusalem uses an agile and modular ‘Single Use’ infrastructure that can be used for a wide variety of applications and technologies, such as the production of recombinant proteins, nanobodies and other vaccines and treatments. In addition, we have advanced automation, data management and IT systems necessary for regulatory compliant clinical development, clinical supplies and commercial supplies.

Our Business Strategy

Business Strategy for our R&D Business Unit:

The Company intends to implement a strategy that will build a diversified pipeline of assets along several axes, as follows:

●	A pipeline of products for prevention and/or treatment of illnesses with large market opportunities for more effective treatments.

●	A pipeline of products based on opportunistic acquisitions or in-licenses of therapeutic candidates involving antibody or other treatments.

●	Each product candidate originated through the MPG/UMG Agreements would be designed to interact with a target previously validated as an appropriate target for therapeutic intervention by an antibody already on the market.

●	Each therapeutic indication of a product candidate originated through the MPG/UMG Agreements nevertheless is underserved by existing antibody treatments and for which a large market opportunity exists for a proprietary NanoAb with improved attributes.

●	A pipeline of product candidates originated through the MPG/UMG Agreements that would take advantage of the unique physicochemical attributes of our NanoAbs, including:

●	Smaller molecular weight and superior physicochemical stability – our NanoAbs are approximately 1/10th the molecular weight of regular antibodies and have a durable molecular structure. This allows them to be delivered through routes of administration (e.g., intra-dermal, nasal, inhalation, etc.) not particularly amenable to regular antibodies, which are too large and/or easily break down under pressure, opening new or enlarged market opportunities for our NanoAbs.

●	Ultra-high thermo-stability – our NanoAbs retain biological activity even at high temperatures. This provides extended self-life and may ease the requirements for cold chain shipping and storage.

●	High binding affinity to the target with highly effective neutralization. Binding affinity is the likelihood that a drug molecule (e.g., a single NanoAb) will find and attach to its designated target, thereby contributing to therapeutically relevant neutralization of the target. This has the potential to translate to faster onset of medical efficacy or in some cases to translate to lower required human dosage compared to other antibodies.

●	High specificity - Our NanoAbs have high specificity to their intended target, and therefore fewer of them are expected to bind to targets other than the designated target, resulting in fewer side effects. Furthermore, and because of their relatively short half-life, any NanoAbs, that do not bind to a target are expected to be quickly excreted from the body, thus also limiting future adverse effects.

●	A pipeline of products originated through the MPG/UMG Agreements that can progress through the discovery stage and enter the clinic relatively quickly compared to traditional monoclonal antibody drug discovery.

●	Traditional monoclonal antibody drug discovery entails years of research identifying and validating a target, identifying the appropriate type of molecule to interact with that target, validating that the mechanism of action can produce a therapeutically relevant benefit with a satisfactory safety profile and that the drug can be produced at an acceptable cost of goods.

●	Together with an international management consulting firm, we have triaged through more than 800 potential molecular targets for our NanoAbs and selected those that had already been validated as targets for commercially available monoclonal antibodies. Furthermore, we filtered for targets for disease treatments that still leave a large unmet need or a large, underserved patient population. We then selected those targets that we believe have the highest commercial value but lowest clinical development costs (small sized clinical trials with fastest timeline to in human proof of concept).

●	Our collaborators at MPG/UMG have been able to generate large libraries of NanoAbs against most of our pre-validated targets within the first 12 months of the collaboration and in many cases have selected from those libraries a small portfolio of candidates that meet or are close to meeting a set of pre-agreed Compound Acceptance Criteria, which we have agreed make them potentially appropriate for further development.

●	As a consequence, over the next 12 to 24 months, subject to having sufficient capital, we believe we will be in a position to execute our exclusive option for exclusive license for development and commercialization of several of the abovementioned nanoAbs and advance them, in addition to our IL-17 NanoAb, through remaining pre-clinical development and, subject to available capital resources, updated analysis of market opportunities, partner interest and other relevant factors determined at the time, potentially initiate first in human clinical trials, all in a time frame we believe to be much quicker, at a cost much lower, and with fewer unknowns/less risk than traditional monoclonal antibodies drug discovery at the same stage of development.

●	A pipeline of products that can be developed through the various Chemistry, Manufacturing and Controls steps (CMC) and then be produced for clinical development and potentially initial commercial volumes required for product launch at a low cost of goods at our existing manufacturing facility in Jerusalem, built to GMP standards.

●	Our NanoAbs are produced in yeast, a relatively low cost and rapid production system compared to the manufacture of regular antibodies. Regular antibodies are produced in mammalian cell lines that take considerable time to establish, require a much more sophisticated production facility, have lower yields and involve more expensive processing to harvest and purify the ultimate drug substance.

●	Our facility in Jerusalem is equipped to take the candidates generated by MPG/UMG and immediately begin development of NanoAbs for pre-clinical testing and ultimately produce clinical grade NanoAbs.

●	By conducting these activities in-house, we will be in a position to avoid the delays and high costs typically associated with third party contract manufacturers and have more direct control over the process.

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

Business Strategy for our CDMO Business Unit:

Scinai Bioservices operates as a Contract Development and Manufacturing Organization (CDMO) business unit, leveraging our state-of-the-art laboratory and manufacturing clean room facilities in Jerusalem. We offer a comprehensive range of services to support biotech companies in process development and cGMP manufacturing for clinical supplies.

Our expertise encompasses biological drug development and manufacturing for early-stage pre-clinical and clinical programs of protein-based biological drugs. Utilizing advanced laboratories and a cGMP pilot plant designed to meet EMA and FDA regulatory standards, we provide upstream and downstream process development, process optimization and scale-up, cGMP manufacturing, fill & finish operations, analytical method development, and GMP quality control, all supported by a robust quality management system.

Our manufacturing facility features modular, single-use infrastructure, enhancing flexibility, reducing changeover time, and lowering costs associated with cleaning and QC testing. This infrastructure also expedites processes, saving valuable time.

Our mission is to deliver high-quality, flexible, and cost-effective CDMO services in a “boutique” style, catering to early-stage biotech companies. We aim to accelerate their drug development projects, including cGMP aseptic processing required for the manufacturing of clinical batches.

As a corporation, maintaining the CDMO business unit enables us to optimize our existing capacity, thereby generating returns on our assets, absorbing fixed costs, and reducing our burn rate. This also enhances our team’s expertise in drug development and aseptic manufacturing, while ensuring sufficient capacity for our R&D business unit’s drug development programs. This strategic advantage sets us apart from smaller and early-stage biotech companies that rely on external capacity for their programs. Such dependency exposes them to higher costs and longer wait times for available slots. Additionally, any deviations in timelines or required changes during the drug development process can lead to unexpected and increased costs and extended timelines. By having internal capacity, we gain flexibility, speed, and cost efficiency. However, maintaining and fully utilizing this capacity to prevent it from becoming a loss center requires focused investment in marketing, sales, and business development, and involves risks as outlined in the risk factors section.

Research and Development

NanoAbs

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

The statistically significant results demonstrated the potential for our anti-IL-17 NanoAbs to noticeably improve psoriatic skin lesions as indicated by skin viability and structural integrity. This finding was corroborated by cytokine release analysis, which showed significantly reduced IL-17 release (p<0.001) upon treatment with our IL-17 nanoAb as compared to the untreated control, similar to the effects of Betamethasone and Cosentyx, but with potential advantages related to the unique attributes of our NanoAbs as described above..

The results confirm and build upon previously reported results indicating that our anti-IL-17 NanoAbs downregulated key molecular markers overexpressed in plaque psoriasis in a 3D scaffold of skin cells, a model mimicking a skin tissue. We have recently conducted an in-vivo proof of concept animal study in early 2024 in collaboration with Technion Israel Institute of Technology.

On June 4, 2024, we met for a scientific advisory meeting with the Paul Erlich Institute (the PEI) of Germany, the scientific advice of which is considered acceptable guidance for IMPD filing with the European Medicines Agency (EMA) and is also considered the European comparable to a pre-IND meeting with the FDA in the U.S. Consequently, on July 23, 2024, we announced the receipt of positive regulatory feedback from the PEI for our drug development program towards Phase 1/2a clinical trial of its anti-IL-17A/F nanoAb (SCN-1) in Plaque Psoriasis. The Phase 1/2a study is expected to include approximately 24 plaque psoriasis patients and is expected to commence in the second half of 2026 with a readout in 2027￼6￼.

On July 15, 2024, we announced a successful in-vivo preclinical study results of our innovative anti IL-17A/F VHH antibody fragment (NanoAb) as a local, first of its kind, intralesional biological treatment for the large and underserved population of patients suffering from mild to moderate plaque psoriasis. The study aimed to demonstrate that local, intralesional treatment with Scinai’s NanoAb, which targets the two isoforms of the cytokine IL-17 (A and F) implicated in plaque psoriasis, has at least a non-inferior anti-inflammatory effect on the psoriatic lesions compared to corticosteroids and systemic biologics. The unique ability of our NanoAb to neutralize both IL-17A and IL-17F isoforms was confirmed, this time in-vivo, by the histopathology analysis, which demonstrated that our NanoAb led to reduced levels of both IL-17 isoforms in the psoriatic skin tissue. In addition, the statistical analysis of these markers confirmed that the effect of our NanoAb on the tested inflammatory markers was similar to that of two comparator drugs, supporting the hypothesis that intralesional injection of a nanoAb blocking the IL-17 cytokine can impact the inflammatory cytokine cascade, and lead to reduction in psoriatic lesion severity and improvement of the skin’s integrity. The results confirm and build upon previous reported results from ex-vivo studies done with human skin specimens (conducted by Genoskin) and in a plaque psoriasis in vitro model with human skin tissue grown in a dish.

We are planning to conduct a second in-vivo study using xenografted transgenic mice to evaluate the duration of effect of our target product profile. This study, to be conducted at the Technion Institute in Israel, will compare our drug candidate to standard of care therapies over a significantly longer treatment duration. This proof-of-concept study aims to demonstrate that our target product profile offers a convenient and cost-effective dosing schedule, making it attractive to patients. Scheduled for 2025, the study’s results will inform our decision on whether to incorporate a sustained release formulation to further enhance dosing convenience for patients. Following this stage, we intend to initiate manufacturing for a toxicology study in non-human primates, which will be the final step before submitting an IND/IMPD to regulatory authorities. We expect that this submission would pave the way for the initiation of a first-in-human clinical trial (Phase 1/2a), as previously discussed with the PEI and disclosed above.

Additional nanoAbs for treatment of additional autoimmune diseases, such as asthma, atopic dermatitis and wet AMD, have been discovered and characterized at the Max Planck Institute in Gottingen and the University Medical Center Göttingen, both in Germany as part of their research collaboration agreement with us. We hold exclusive options for exclusive, world-wide licenses to develop and commercialize these nanoAbs at pre-agreed financial terms.

The Company is pursuing strategic partnerships and sublicensing options for its anti-IL-17 nanoAb for the treatment of plaque psoriasis and other potential indications and also is looking for partners to co-develop or sub license the additional nanoAbs that have been discovered and characterized.

NanoAb program for COVID-19

Despite encouraging set of in-vitro and in-vivo animal studies showing that inhalation of our COVID-19 NanoAbs has the potential to effectively treat or prevent infection by various strains of COVID-19, we suspended further development of the COVID-19 NanoAbs program due to changing market conditions for COVID therapeutics and are unlikely to continue unless we find a partner to further develop this program.

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

PC111 for the treatment of Pemphigus Vulgaris

Acantholysis is commonly seen in diseases such as pemphigus vulgaris. It is a medical term referring to the loss of coherence between keratinocytes (skin cells) in the epidermis due to the breakdown of desmosomal intercellular attachments. This results in the separation of these cells, which can lead to blistering and other skin conditions. Pincell tested PC111 in in vitro, ex-vivo and in-vivo experiments. In in-vitro studies, PC111 was shown to be effective in preventing FasL-dependent acantholysis of normal human keratinocytes in a dose dependent manner (Lotti et al, Front Immunol 2023). PC111 was also tested in two ex-vivo independent pemphigus human skin models, significantly reducing blister formation by 50% in a severe pemphigus model and dramatically reducing blister extent in milder pemphigus model (Lotti et al, Front Immunol 2023). In in-vivo studies, Pincell developed a proprietary platform for PC111 testing: a humanised FasL mouse model. Using this model, Pincell confirmed the efficacy of PC111 for the treatment of Pemphigus induced by the transfer of PV-IgGs. In addition, Pincell completed PK/PD study in vivo.

PC111 for the treatment of Steven Johnson’s Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN)

SJS/TEN are two closely related diseases which are characterized by a toxic dermatosis associated with drugs or infections (SJS involves less than 10% of Body Surface Area (BSA) while TEN involves BSA>30%). It is a rare disease with an incidence of one to two patients per 1,000,000 people worldwide with a target population for treatment of approximately 5,000-10,000 patients worldwide. These are acute and often life-threatening diseases with overall mortality rate of 8% (≥30% in TEN patients). To date there is no approved treatment for these diseases with most patients requiring ICU/burn unit care. The clinical course of SJS/TEN diseases is closely related to the increase of serum soluble Fas ligand, which is detected before and at the onset of the disease and declines a few days later (Abe Riichiro et al., Journal of Allergy and Clinical Immunology, 2008). It has been shown that the phenomena of skin detachment observed in these diseases is due to extensive death of keratinocytes (Abe R. at al, 2003). Aberrant activation of the immune system by the causative drugs causes SJS/TEN through high levels of soluble FasL. In-vitro Study (Prof. R. Abe) demonstrated that SJS/TEN donor serum had elevated sFasL and PC111 preserved the viability of HaCaT cells exposed to serum in a dose-dependent response (≥10 µg/mL). In an In-vivo Study (Prof. R. Abe) in an established SJS/TEN model (induced by patients' PBMCs plus acetaminophen) PC111 group had a significantly (p<0.05) lower percent of TUNEL positive cells and reduced hyperemia of conjunctiva (Saito et al, J Invest Dermatol 2024). The conclusion from these preclinical studies was that PC111 prevents keratinocyte apoptosis and skin detachment induced by the elevated levels of soluble Fas ligand at the onset of SJS/TEN, allowing for an early therapeutic intervention.

Competition

Generally, our competitors include large, fully integrated pharmaceutical companies as well as companies and academic research institutes in various developmental stages attempting to develop (i) products for the prevention and treatment of disease targets that are the subject of our broader agreement with MPG and UMG, such as psoriasis, atopic dermatitis, asthma and AMD and (ii) the indications targeted by PC111. In addition, we face competition from large, fully integrated pharmaceutical companies that are already commercially selling products for the treatment of therapeutic indications that we aim to address. In the case of PC111, the current first-line treatment for Pemphigus, is systemic corticosteroids, and the current second-line treatment is Rituximab, sold under the brand name Rituxan®. In the case of Steven Johnson’s Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN), there is no approved treatment aside from hospitalization in an ICU or a burn unit with supportive care. To our knowledge, there are no molecules or targeted therapy currently in development for SJS/TEN.

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

For our CDMO business, we pursue targeted marketing activities, including online advertisements, direct outreach campaigns and participation in major pharmaceutical conferences at which we market our CDMO services and meet with prospective clients.

Manufacturing

We built, own, and operate a biologics manufacturing facility in Jerusalem, which is capable of manufacturing GMP-compliant product candidates for use in either clinical trials or for small to medium scale commercial supply. We have manufactured the COVID-19 and IL-17 NanoAbs for our preclinical in vivo studies in our facility, and although we currently anticipate using our facility for future manufacturing of product candidates, we may also rely on a third party CMO for commercial manufacturing.

Properties

Office Leasing Agreement

We lease approximately 1,850 square meters (20,000 square feet) in the Jerusalem BioPark, located in the Ein Kerem Hadassah campus, next to Hadassah University Hospital and Hebrew University’s Medical School. The facility includes laboratories, offices, and upstream and downstream manufacturing suites for bulk production and limited capacity for single-dose syringe filling. The lease expires on December 31, 2032. We also have infrastructure to support future product manufacturing processes and equipment. The manufacturing facility features modular, single-use infrastructure, which enables us to adapt the facility to various manufacturing platforms (such as, for example, fermenters or bioreactors).

We believe this existing property is sufficient for our needs in the foreseeable future and that we have the ability to renew our lease at market terms and expand if required.

Fixed Assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in the leased property. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $9.2 million for the year ended December 31, 2024 and $10.8 million for the year ended December 31, 2023.

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

Research and other Grants

Finance Contract with European Investment Bank and Restructuring

We borrowed 24 million Euro under a Finance Contract with the EIB, to finance a portion of the cost of developing our previous leading drug candidate M-001and building our GMP biologics manufacturing facility. As part of the Finance Contract, we also entered into a security agreement (the “Security Agreement”), whereby we created a first ranking floating charge in favor of EIB over substantially all of our assets (other than certain licensed intellectual property related to our former M-001 program).

On August 21, 2024, we announced that we had closed the Restructuring Agreement with the EIB, which included an amendment to the Finance Contract (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”). In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $27.9 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $260,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount. The terms of the Preferred Shares are set forth in our Amended and Restated Articles of Association approved by our shareholders at the Extraordinary Meeting of Shareholders held August 12, 2024. See “Prospectus Summary – Recent Developments” above.

Israeli Innovation Authority

Since 2006, we have received approximately $6 million in grants to the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and therefore do not currently expect to make any royalty payments to the IIA. The Company is subject to various other restrictions pursuant to the grants, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, we do not expect these restrictions to be material to our ongoing operations.

In November 2023, we announced that the IIA had approved a non-dilutive grant, with effective date being September 1, 2023, covering 66% of the costs of an NIS 3.5 million (approximately $1.0 million) project aimed at ramping up our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant. IIA informed us that in August 2024 Scinai can apply for a grant extension covering 66% of additional NIS 1.5 million. While the IIA did not award the grant extension on our initial application, we intend to re-apply for the grant extension option in May 2025.

We are also exploring potential research grants from other potential governmental sources.

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

FDA Review of BLAs

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the U.S. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $4,310,002 for fiscal year 2025, and the manufacturer and sponsor under an approved BLA are also subject to annual program fees, currently $403,889 for each prescription product. These fees are typically increased annually. Sponsors of applications for drugs granted Orphan Drug Designation are exempt from these user fees.

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

Often times, even after a biological product has been licensed by the FDA for sale, the FDA may require that certain post-licensure requirements be satisfied, including the conduct of additional clinical studies. If such post-approval requirements are not satisfied, the FDA may withdraw its licensure of the biological product. In addition, holders of a biological product license are required to report certain adverse reactions to the FDA, comply with certain requirements concerning advertising and promotional labeling for their products, and continue to have quality control and manufacturing procedures conform to cGMP after approval. In addition, biological product manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements and other aspects of regulatory compliance. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

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

We are also subject to the Foreign Corrupt Practices Act, or FCPA, which prohibits improper payments or offers of payments to foreign governments and their officials for the purpose of obtaining or retaining business. On February 10, 2025, President Trump signed an executive order pausing all future US Department of Justice criminal investigations and enforcement actions under the FCPA for at least 180 days. Despite this pause, the FCPA remains a valid law and it is uncertain the effect this executive order will have on future criminal enforcement of the FCPA. The executive order does not affect the SEC’s civil enforcement of the FCPA.

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

Europe and Other Territories

Before obtaining the regulatory approval for a product (FDA or other), we must obtain approval to commence clinical trials. For example, in the European Union, the Clinical Trials Regulation (EU No 536/2014), which became fully applicable on January 31, 2022, harmonizes the processes for assessment and supervision of clinical trials throughout the EU. This regulation allows for a single submission via the Clinical Trials Information System (CTIS) for approval to run a clinical trial in multiple EU countries, streamlining the process. The CTA must be approved by both the national health authority and the independent ethics committee prior to the commencement of a clinical trial in the member state. The approval process varies from country to country and the time frame may be longer or shorter than that required for FDA approval. In addition, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country. In all cases, clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

To obtain marketing approval of a drug under European Union regulatory systems, we may submit marketing authorization applications under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The centralized procedure is compulsory for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, and products with a new active substance indicated for the treatment of certain diseases. It is optional for products with other new active substances (which have not been developed for the diseases named in the Annex of the relevant EU-Regulation on the authorization of medicinal products for human use and the EMA), those products that are highly innovative, or for which a centralized process is in the interest of participants. Under the centralized procedure category in the European Union, the maximum time frame for the evaluation of a marketing authorization application by the Committee of Medicinal Products for Human Use (CHMP) is 210 days after receipt of a valid application (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, for which there is no single definition, but which needs to be justified by the applicant and assessed by the CHMP on a case-by-case basis. Relevant criteria can be: the seriousness of the disease, such as seriously disabling or life-threatening diseases, to be treated; the absence or insufficiency of an appropriate alternative therapeutic approach; and anticipation of high therapeutic benefit. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days. On the basis of the CHMP opinion, the European Commission will decide on the marketing authorization within 67 days after receipt of the CHMP opinion.

The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application (Assessment Step I). Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials (Assessment Step II). If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the matter will be referred to the Coordination Group for Mutual Recognition Procedures and Decentralized Procedures (CMDh) at the EMA. If within 60 days of the referral a consensus is not reached, the matter and the disputed points will eventually be referred to the CHMP with EMA. The decision on whether the product can be approved is then taken by the European Commission on the basis of the opinion of the CHMP. The decision of the European Commission is binding on all member states. After the close of the procedure and review of the national translations of the texts for the labeling, the package leaflet and the summary of product characteristics the reference member state and the concerned member states issue national marketing authorization within a further 30 days (National Step).

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America, or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Helsinki Declaration.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

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

Our wholly-owned subsidiary, Scinai BioServices Inc., was incorporated in Delaware on December 5, 2024 to serve as a CDMO contracting party for clients based in the United States. On March 24, 2025, we acquired a Polish company, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, as to serve as our wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government.

D.	Property, Plants and Equipment

Our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School.

For the year ended December 31, 2024, cash outflow for our office and laboratory leases amounted to $0.4 million.

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $9.2 million as of December 31, 2024 and $10.8 million as of December 31, 2023.

For a description of our current laboratory see Item 4B. “Business Overview – Properties”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2024 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

Company Overview

 We are a biopharmaceutical company with two complementary business units, one focused on in-house development of inflammation and immunology (I&I) biological therapeutic products beginning with an innovative, de-risked, pipeline of nanosized VHH antibodies (NanoAbs) targeting diseases with large unmet medical needs, and the other a boutique CDMO providing services to help biotech companies efficiently bring their products to market by leveraging Scinai’s drug development and GMP and non-GMP manufacturing capabilities for pre-clinical and clinical studies. For financial reporting purposes, we treat our R&D business unit and our CDMO business unit as one reporting segment.

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

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations. During 2023 we did not generate revenues from sales of services or products and started to generate revenues only from 2024.

Cost of Revenues

Our Cost of Revenues consist primarily of Depreciation expenses. These expenses represent the allocation of the cost of our manufacturing facilities, which are utilized to generate our CDMO revenues, over their estimated useful lives, and constitute a significant portion of our operational costs

Operating Expenses

our Operating expenses consist primarily of Deprciation,. This expense reflects the allocation of the cost of our manufacturing facilities over their useful lives and is a substantial part of our operational costs.

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

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the risk factors set forth above in “Risk Factors”, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

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

Since 2006, we received $6.4 million in IIA grants and Euro 24 million ($25.6 million) in EIB loans.

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

As a result of the failure of the Phase 3 clinical trial, the Company’s management estimates that there will be no future revenues from M-001. Therefore, most likely, there will be no future royalty payments to the Israel Innovation Authority (“IIA”).

The loan from the European Investment Bank (“EIB”) was recorded in the Company’s financial statements for the year ended December 31, 2024 as a liability in the amount of $0.3 million and as of December 31, 2023 as a liability in the amount of $19.4 million. On August 21, 2024, we announced that we had closed a Restructuring Agreement with EIB, which included an amendment to the amended Finance Contract with EIB. In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by us to the EIB under the Finance Contract was converted into 1,000 of our preferred shares, no par value per share. Following such conversion, the total outstanding amount owed by us to the EIB is EUR 250,000 (equal to approximately $260,000). The outstanding amount has a maturity date of December 31, 2031, is not prepayable in advance, and no interest accrues or is due and payable on such amount.

Research and development grants received from the European Union and from the IIA are recorded against a corresponding reduction in research and development expenses.

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2024.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Research and Development Expenses, net

Research and development expenses. Our research and development expenses for the year ended December 31, 2024 amounted to $5.6 million, compared to $5.2 million for the year ended December 31, 2023.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2024 amounted to $2.6 million, compared to $4.5 million for the year ended December 31, 2023. The decrease of $1.9 million was primarily due to a decrease in wages, share based compensation and professional services.

Financial Income, Net

Our financial income, net for the year ended December 31, 2024 amounted to $13.5 million primarily from financial income from loan conversion of $14.8 million offset principally by exchange rate differences of approximately $1.5 million.

Our financial income, net for the year ended December 31, 2023 amounted to $3.2 million, primarily from remeasurement of warrants liabilities of $4.0 million and finance income in respect of loans from others of $0.05 million, offset by exchange rate differences of $0.85 million.

Net Income (Loss)

Our net income for the year ended December 31, 2024 was $4.8 million, compared to our net loss for the year ended December 31, 2023 of $6.5 million. The increase from net loss to income was primarily due to financial income from loan conversion of $14.8 million. offset by the gross loss of $0.5 million from the CDMO operation and $8.0 million operating expenses during the year ended December 31, 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022.

See Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

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

As of December 31, 2024, we had cash and cash equivalents and short-term deposits of $1.9 million as compared to $4.9 million as of December 31, 2023. Our cash and cash equivalents are denominated in US dollars.

Net cash used in operating activities was $6.3 million for the year ended December 31, 2024, compared with net cash used in operating activities of $9.4 million for the year ended December 31, 2023.

Net cash used by investing activities for the year ended December 31, 2024 was $0.01 million compared with net cash used by investing activities of $0.64 million for the year ended December 31, 2023, and primarily reflects purchase of property, plant and equipment.

Net cash provided by financing activities for the year ended December 31, 2024 was $3.4 million, primarily from proceeds from issuance of shares and warrants compared to $1.1 million as of December 31, 2023, mostly from proceeds from issuance of warrants.

As of December 31, 2024, the Company’s cash and cash equivalents totaled $1.9 million. In the year ended December 31, 2024, the Company had an operating loss of $8.6 million and negative cash flows from operating activities of $6.3 million. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least a year beyond the date of the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no guarantee that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on our financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures, including a cost-saving plan. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required, particularly if we are not able to maintain our listing on Nasdaq. See “- Risks Related to our Securities - Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the ADS. Accordingly, the Company’s board of directors approved a cost-saving plan to assist the Company in continuing its operations and meeting its cash obligations. As part of the cost-saving plan consists we have reduced by reducing its headcount costs through nonpaid leave and lay-offs and postponing and/or cancelling capital expenditures that would not be required for the implementation of the revised business plan.

The Company and the board of directors believe, however, that its existing financial resources, potential successful capital raising exercises and its operating plans, including the possible disposition of assets outside the ordinary course of business, along with the effects of the cost-saving plan, may be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the filing date, although there is no guarantee.

The company financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2024, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

On February 2, 2021, we closed an underwritten offering in which we sold 24,347 ADSs at a public offering price of $495 per ADS. On February 10, 2021, Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, fully exercised its over-allotment option to purchase an additional 365,21 ADSs, bringing total gross proceeds to us from the offering including exercise of the over-allotment option of approximately $13.8 million. We received gross proceeds of $12.836 million and a net sum of $12.465 million after deduction of issuance expenses.

On December 29, 2021, we closed an underwritten offering in which it sold 41,440 ADSs at a public offering price of $236 per ADS for total proceeds of approximately $9.780 million, including ADSs acquired upon the full exercise by Aegis Capital Corp., the sole bookrunning manager for the underwritten offering, of its over-allotment option to purchase additional ADSs. The Company received gross proceeds of $9.020 million and a net sum of $8.817 million after deduction of issuance expenses.

On December 20, 2022, we closed an underwritten offering in which we sold 160,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consisted of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $50.00 per unit (or $49.99 per pre-funded unit after reducing $0.001 attributable to the exercise price of the pre-funded warrants). One of the warrants will expire three years from the date of issuance, and the other warrant will expire one year from the date of issuance and may be exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. We received gross proceeds of $7.3 million and a net sum of $7.2 million after deduction of issuance expenses.

On September 19, 2023, we closed an offering in which we issued (i) in a registered direct offering, 40,000 ADSs and pre-funded warrants to purchase up to 74,655 ADSs, at an exercise price of $0.01 per ADS, at a purchase price of $11.6 per ADS and $11.59 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 114,655 ADSs. The warrants have an exercise price of $11.6 per ADS and are exercisable for a period of five and one-half years from issuance. We received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses.

On January 4, 2024, we closed an offering in which we issued new unregistered warrants to purchase up to 521,310 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 260,655 ADSs, issued by us in September 2023 and December 2022, at a reduced exercise price of $6.50 per ADS. The new warrants have an exercise price of $6.50 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. We received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $275.

On August 20, 2024, we announced that we had entered into a $2.0 million Investment Commitment Agreement with RK Stone Miami LLC (“RK Stone”), an affiliate of Mr. Daniel Stone, the largest shareholder of the Company. Pursuant to the agreement, we had the right to issue and sell ADSs to RK Stone, from time to time through December 31, 2024, for an aggregate purchase price of up to $2 million. Each such sale of ADSs was to be initiated (at the Company’s discretion) by the Company providing an advance notice to RK Stone of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided that we were not able to provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs was to be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%. Pursuant to the agreement, we issued 28,698 ADSs to RK Stone as a commitment fee. In addition, we issued pre-funded warrants to RK Stone to acquire an aggregate of 602,826 ADSs for an aggregate purchase price of $2.0 million, which was the entire amount we were able to raise under the agreement.

On March 3, 2025, we entered into the Standby Equity Purchase Agreement (“Purchase Agreement”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, during the period commencing on the date of execution of the Purchase Agreement until the earlier of (i) the 36-month anniversary of the date of execution of the Purchase Agreement, and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement, such period the Commitment Period. Pursuant to the terms of the Purchase Agreement, we issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the Purchase Agreement. We filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the Purchase Agreement from time to time during the Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when we determine to sell additional ADSs to YA under the Purchase Agreement. YA has no right to require us to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by us, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by us to YA setting forth the number of ADSs that we desire to issue and sell to YA, or an Advance Notice. The purchase price of the ADSs that we may direct YA to purchase from time to time under the Purchase Agreement will be equal to 97% of the lowest daily volume weighted average price (VWAP) during the three consecutive trading day period commencing on the date that we deliver any Advance Notice to YA. We have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which we are willing to sell ADSs to YA.  On March 24, 2025, we delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025, the Company received gross proceeds of approximately $104,000.

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

Trend Information

We are a development stage company with no significant revenues to date. Accordingly, it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts, or identify any significant trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect in the future on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources. However, to the extent possible, certain trends, uncertainties, demands, commitments and events are identified above.

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

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. The majority of our fixed assets are concentrated in our CDMO facility in Jerusalem. Our ability to generate positive cashflows from such facility may impact the recoverability of such assets and may trigger future impairment to such facility. During the years ended December 31, 2024 and 2023, no impairment indicators were recognized.

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

The Company measures warrants liability at fair value classified within Level 3. In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value (note 4)

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other receivables, trade payables and other current payables approximate their fair value due to the short-term maturity of such instruments.

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

Name	Age	Position
Amir Reichman	49	Chief Executive Officer and Director
Tamar Ben-Yedidia	61	Chief Scientist
Uri Ben-Or	54	Chief Financial Officer
Elad Mark	43	Chief Operating Officer
Dalit Weinstein Fischer	54	Chief Technology Officer
Mark Germain	74	Chairman of the Board of Directors
Jay Green	53	Director
Morris Laster(1) (2)	60	Director
Yael Margolin(1) (2)	72	Director
Samuel Moed	62	Director
Adi Raviv(1) (2)	69	Director
Avner Rotman	81	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

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

Dr. Tamar Ben-Yedidia has served as our Chief Scientist since 2004 and is responsible for the pre-clinical and clinical development and trials of the Company. Dr. Ben-Yedidia began her career at Biotechnology General (Israel) Ltd., BTG (Rehovot), where she was employed as lab manager from 1991 to 1994. Dr. Ben-Yedidia joined the Department of Immunology at the Weizmann Institute of Science from 1994 - 2004. Dr. Ben-Yedidia was involved in two European Consortium projects related to the evaluation of different approaches for vaccination, and managed 7 clinical trials from Phae 1 to multinational large phase 3, with more than 12,000 participants. Dr. Ben-Yedidia received her Ph.D. in immunology from the Weizmann Institute after completion of her doctoral thesis titled “A Peptide-Based Vaccine Against Influenza.” And is being invited to address conferences worldwide and to publish in peer-reviewed scientific journals.

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

Mr. Elad Mark joined the company in 2018 as Site Head and has been serving as Chief Operating Officer since September 2019. In his role as COO and Head of the CDMO business unit, he oversees Scinai's manufacturing facility, scale-up operations, and technology transfer activities. This includes responsibility for CDMO business development, sales, and marketing, as well as engaging with clients to ensure that processes are implemented according to their requirements. Prior to joining Scinai, Mr. Mark served for more than three years at Novartis as TPM (Technical Process Manager) and Area Lead Process for a large-scale biological facility establishment in Singapore, a $800 million investment in a biologics facility focused on drug substance manufacturing based on cell culture technology, which was designed to support both clinical and commercial production of potential new products that include monoclonal antibodies for use in helping patients with autoimmune, respiratory and oncology disorders. Before that Mr. Mark served as the Head of the Engineering Department in Biopharmax Group, a company which focuses on EPCM (Engineering, Procurement, Construction and Management) in the pharmaceutical field. Mr. Mark is a principal bioprocess engineer with over 15 consecutive years of biotechnology engineering experience with diverse project stages including feasibility study, conceptual and detail design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from the Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Dr. Dalit Weinstein Fischer joined the Company in 2022 as VP R&D and has served as Chief Technology Officer since September 2023. From 2019 to 2022, Dr. Weinstein Fischer served as CTO of VAYU Sense AG, specializing in improving bio-based fermentation processes with an AI-based controller, and from 2016 until 2019, she served as a Director of Biological Processes at NanoSpun Technologies Ltd. From 2015 to 2016, Dr. Weinstein Fischer led the Natural Biotechnology Systems Department at Sigma Aldrich. Dr. Weinstein Fischer holds a Ph.D. from the Hadassah Medical School, Molecular Genetics and Microbiology Department, Hebrew University of Jerusalem.

Directors

Mr. Mark Germain joined the board in 2018 and has served as the Chairman of our board of directors since 2019. Mr. Germain has been involved as a founder, director, chairman of the board of, and/or investor in, over twenty companies in the biotech field and assisted many of them in arranging corporate partnerships, acquiring technology, entering into mergers and acquisitions, and executing financings and going public transactions. He graduated from New York University School of Law in 1975, Order of the Coif, and was a partner in a New York law firm practicing corporate and securities law before leaving in 1986. Since then, and until he entered the biotech field in 1991, he served in senior executive capacities, including as president of a public company that was sold in 1991. In addition to being a director of Scinai, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and served as a director on the board of Pluristem Therapeutics from 2007 through June 2022, including time as Co-Chairman and lead independent director. He is also a co-founder and director of a number of private companies in and outside the biotech field.

Mr. Jay Green CPA, CA, MAcc, joined the board in 2022. He is currently the Chief Financial Officer of a privately held, Canadian-based healthcare services company, a role that he has held since January 2022. Prior to this, he completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. In 2020 and 2021, Mr. Green served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

Dr. Morris Laster has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Metabolize, Inc. and Tedence, Ltd., two innovative startups focused on metabolic health and bioelectric medicine, respectively. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. From 2013-2024 he served as the Medical Venture Partner at OurCrowd, where he has led over 45 investments. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. Previously, he was the founding CEO of BioLineRx Ltd. (TASE: BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ: KERX) from 1997 to 2002. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

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

Our Scientific Advisory Board

Our Scientific Advisory Board includes specialists and experts in Israel, with experience in the fields of biochemistry, infectious diseases and medical research. Our Scientific Advisory Board plays an active role in advising us with respect to our products, technology development, clinical trials and safety. Pursuant to their respective appointment letters, our advisory board members are entitled to receive the following compensation: As approved by the board of directors of the Company, each SAB member receives in consideration for his/her Advisory Board membership and for provision of the Services as detailed in the standard SAB agreement approved by the board of directors, an award of RSUs for 5,000 (five thousand) ADSs, each representing 4,000 Ordinary Shares of the Company, as of the effective date of each SAB member agreement, pursuant to the 2018 Israeli Share Option Plan, to vest in three equal tranches each consisting of 1,667 RSUs starting on the first anniversary of each SAB agreement subject to the continued provision of services on each vesting date. Each SAB member shall also receive annual cash compensation in the amount of $12,000 (twelve thousand USD), payable in two semiannual installments ($6000 each), with the first one paid within 60 days after the effective date of each SAB agreement in consideration for his/her Scientific Advisory Board membership and for provision of the services during the term of the agreement.

The following table sets forth certain biographical information with respect to our Scientific Advisory Board members:

Professor Dr. Matthias Dobbelstein has served as Director of the Institute of Molecular Oncology at the University Medical Center Göttingen (UMG), Germany since 2005 and is also an Associate Member of the Max Planck Institute for Multidisciplinary Sciences (MPI-NAT). He received his training as a physician at the University of Munich (LMU) and performed research as a virologist and cancer biologist at Princeton University (USA), the University of Marburg (Germany) and the University of Southern Denmark. Professor Dobbelstein’s research interests focus on principles of infections and cancer, including the application of anti-cancer drugs as antivirals, as well as alpaca-derived NanoAbs (nanosized antibodies also known as nanobodies and VHH antibodies) as therapeutics. His collaboration with Professor Dr. Dirk Görlich at MPI-NAT as highlighted in their 2021 EMBO Journal article titled “Neutralization of SARS-CoV-2 by highly potent, hyperthermostable, and mutation-tolerant nanobodies” forms the scientific basis of Scinai’s exclusive license for development and commercialization of an innovative, self-administered, inhaled NanoAb for the treatment of COVID-19. In addition, Professor Dobbelstein, together with Professor Görlich, is collaborating with Scinai under a five-year strategic research agreement for the discovery, characterization and cloning of additional NanoAbs for the treatment of autoimmune diseases such as psoriasis, psoriatic arthritis, asthma and macular degeneration.

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

Prof. Michael Schön is a distinguished Professor and Director of the Department of Dermatology, Venereology, and Allergology at the University Medical Center Göttingen. He also serves as Vice Dean and Deputy Director for Research and Teaching and is the former director of the Lower Saxony Institute of Occupational Dermatology. Prof. Schön has been recognized with numerous awards for his groundbreaking research on immune reactions in inflammation. From 2011 to 2024, he was the Editor-in-Chief of the Journal of the German Dermatological Society. Currently, he holds the position of Secretary General and Vice President of the European Dermatology Forum (EDF). Prof. Schön earned his MD in Medicine from the University of Ulm, Germany. He has worked at the Free University of Berlin, Harvard Medical School and the universities of Düsseldorf and Magdeburg. Before his appointment at the University Medical Center Göttingen, he held a professorship in Experimental Biomedicine at the University of Würzburg. Michael has further qualifications in dermatopathology, allergology, immunology and health economics.

Dr. Jonathan Sadeh is an accomplished physician-scientist with over 20 years of experience in drug development and clinical research. He spent the last five years at Bristol-Myers Squibb (BMS), where he held multiple senior leadership positions, including Senior Vice President and Global Programs Head for Immunology, Cardiovascular, and Neuroscience; Immunology Therapeutic Area Head; and China R&D Head. Prior to BMS, Dr. Sadeh held senior leadership positions at Sanofi, AstraZeneca, and Schering-Plough. Dr. Sadeh earned his MD in Medicine from the Mount Sinai School of Medicine and an M.Sc. degree in Clinical Research from Harvard Medical School. He completed his fellowship in pulmonary and critical care at Harvard Medical School. He began his medical career as an academic researcher at Brigham and Women’s Hospital.

B.	Compensation

Compensation of Directors and Executive Officers

Directors

Each of our non-management directors receives a cash retainer, meeting participation fees, and equity awards, as detailed below.

The annual cash compensation payable to our current and future non-management directors other than Mr. Germain (all such other directors, the “Independent Directors”) in exchange for their services, is as follows:

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

Following shareholder approval, we granted equity awards to our non-management directors. In 2023, shareholders approved the option awards to each of our non-management directors. We granted to each such director (other than our chairman) options to purchase 2,,00 ADSs of the Company, and to our chairman options to purchase 4,000 ADSs, all at an exercise price of $18.10, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholder approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

Following shareholder approval, we also cancelled options previously granted to our non-management directors and granted replacement options to these directors. In 2023, shareholders approved that all the options that were held at by non-management directors at the time of the meeting be cancelled and in exchange therefor the Company would grant each non-management director a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by each non-management director. The number of ADSs underlying the Replacement Option that were issued to each non-management director in exchange for the options that were held by each such non-management director was as follows: (i) for Mr. Mark Germain, 2,907 ADSs; (ii) for Mr. Morris Laster; Mr. Adi Raviv, Professor Avner Rotman and Ms. Yael Margolin, 430 ADSs; (iii) Mr. Samuel Moed, 1,000 ADSs; and (iv) Mr. Jay Green, 250 ADSs. The exercise price of per ADS for the Replacement Options is $18.10, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholders’ approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

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

For the year ended December 31, 2024, we paid an aggregate of approximately $413 thousand to our directors.

Executive Officers

The following table presents information regarding compensation actually received by our executive officers during the year ended December 31, 2024.

	Base Salary or Other Payment	Value of Social Benefits (1)	Value of Equity Based Compensation Granted (2)	All Other Compensation (3)	Total
Name	USD Thousands	USD Thousands	USD Thousands	USD Thousands	USD Thousands
Mr. Amir Reichman Chief Executive Officer	338	34	272	15	659

Dr. Tamar Ben-Yedidia Chief Scientific Officer	146	44	50	11	250

Mr. Uri Ben-Or Chief Financial Officer	127	9	7	-	142

Mr. Elad Mark Chief Operating Officer	151	33	46	12	242

Dr. Dalit Weinstein Fischer Chief Technology Officer	121	37	31	15	203

(1)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Includes RSU’s and options.

(3)	Includes payments for car allowance and bonus payment.

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

We have set aside or accrued a total amount of $515 thousands during 2024 to provide pension, retirement or similar benefits.

Services Agreement with Our Chairman of the Board

We are party to a services agreement with Mr. Germain, pursuant to which he receives a monthly payment of $12,500. Pursuant to this agreement, in May 2019 and May 2021 Mr. Germain was grantedoptions to purchase ADSs which were replaced by the Replacement Options described above. The agreement, as amended to date, expires in May 2025 and provides that either party may terminate the agreement upon 90 days’ written notice. In addition, in May 2022 we granted Mr. Germain a cash bonus of $90,000, and in August 2023, we granted Mr. Germain a cash bonus of $37,500. Mr. Germain voluntarily agreed to a 20% reduction in his monthly payment commencing mid-October 2024 until February 2025.

Services and Employment Agreements with Our Chief Executive Officer

Pursuant to his employment agreement entered into with us on January 20, 2021, Mr. Reichman is entitled to an annual gross salary of $350,000. Mr. Reichman voluntarily agreed to a 25% reduction in his monthly salary from mid-October 2024 until February 1, 2025.

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

Furthermore, under the agreement Mr. Reichman is entitled to receive 6,000 restricted share units (the “RSUs”) under the Company’s 2018 Israeli Share Option Plan, which will vest over a period of five years, 20% to vest each year starting on January 20, 2021 (the “Commencement Date”), and would become fully vested, in accordance with the terms of the grant, on January 20,2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). If Mr. Reichman’s employment agreement is terminated by the Company for no cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall terminate. If Mr. Reichman’s employment agreement is terminated by Mr. Reichman or terminated by the Company for cause prior to the fifth anniversary of the Commencement Date, the Resale Limits shall continue until the earlier of (i) one year after such termination, or (ii) the fifth anniversary of the Commencement Date. The RSUs would be subject to accelerated vesting in the event of a change of control.

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

In May 2022, we granted Mr. Reichman an annual bonus for the year 2021 of $250,266. In March 2023, we granted Mr. Reichman an annual cash bonus for the year 2022 of $182,000, equal to 50% of his annual base compensation) and 7,812 RSUs that vest in three years. In August 2024, following shareholder approval, we granted Mr. Reichman 17,909 RSUs that would vest over a period of three years. On November 21, 2024, the Board approved the grant to Mr. Reichman of 3,073 RSUs with vesting one-third on April 1, 2025, one-third on August 1, 2025, and one-third on December 1 2025, subject to shareholder approval.

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

In May 2021, Dr. Ben-Yedidia was granted 410 RSUs vesting in three years. In May 2022, Dr. Ben-Yedidia was granted a 2021 bonus of NIS 140,250 (approximately $43,800), an amount equal to three months’ salary and 375 RSUs vesting in three years. For the year 2022, Dr. Ben-Yedidia was granted a performance-based incentive package of NIS 147,000 (approximately $42,000), an amount equal to 25% of her annual compensation, and a grant of 2,008 RSUs vesting in three years. In January 2024, Dr. Ben-Yedidia was granted 5,421 and 3,312 RSUs which will vest over three years.

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

Mr. Mark’s employment agreement may be terminated by either us or Mr. Mark upon 60 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Mr. Mark is involved in an act which constitutes a breach of trust between his and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Mr. Mark’s inability to carry out his duties for a period exceeding 120 consecutive days, provided that his resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). In May 2022, Mr. Mark was granted a 2021 bonus of NIS 138,000 (approximately $37,000), an amount equal to three months’ salary and 35,300 RSUs vesting in three years. For the year 2022, Mr. Mark was granted a performance-based incentive package of 138,000 NIS (approximately $39,000), an amount equal to 25% of his annual compensation. In January 2024, Mr. Mark was granted 5,089 RSUs which vest over three years

Equity Compensation Plans

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

As of March 31, 2025, the Company had awarded grants under the Option Plan to acquire 494,440,729 ordinary shares represented by 123,610 ADSs.

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

As of March 31, 2025, we had 31 employees, four of whom were employed in finance and administration and 27 of whom were employed in research and development. All Company employees are in Israel.

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

The following table sets forth certain information as of March 31, 2025 concerning the beneficial ownership of ADSs of: (i) each director and director nominee, (ii) each Named Executive Officer in the Summary Compensation Table under “Executive Compensation” above, (iii) all executive officers and directors as a group, and (iv) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of 5% or more of our ADSs. The address for each of the persons below who are beneficial owners of 5% or more of our ADSs is our corporate address at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel. The information with respect to beneficial ownership of ADSs by certain of our major shareholders is given based on information reported in such shareholder’s Schedule 13G or Schedule 13D.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ADSs. ADSs issuable under share options or other conversion rights that were exercisable within 60 days after March 31, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ADSs beneficially owned is based on 999,919 ADSs outstanding as of March 31, 2025.

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

		Percent of
	ADSs	Class %
Directors and Executive Officers
Avner Rotman (1)	1,670	*
Mark Germain (2)	4,605	*
Morris Laster (3)	1,670	*
Adi Raviv (4)	1,670	*
Yael Margolin (5)	1,670	*
Sam Moed (6)	2,000	*
Amir Reichman (7)	10,770	*
Jay Green (8)	1,550	*
Uri Ben-Or (9)	589	*
Tamar Ben-Yedidia (10)	2,592	*
Elad Mark (11)	2,139	*
Dalit Weinstein Fischer (12)	1,464
All executive officers and directors as a group (12 people)	25,096	*

5% Shareholders
Daniel E. Stone (13)	104,046	9.99%
Richard J. Kertzman (14)	102,020	9.99%
YA II PN, Ltd.(15)	93,274	9.32%

*	Less than 1%.

(1) (2)	Consists of 50 ADSs, and 1,620 ADSs issuable upon settlement of vested options and RSUs. Consists of ADSs issuable upon exercise of options.

(3)	Consists of 50 ADSs, and 1,620 ADSs issuable upon settlement of vested options and RSUs.

(4)	Consists of 50 ADSs, and 1,620 ADSs issuable upon settlement of vested options and RSUs.

(5) (6)	Consists of 50 ADSs, and 1,620 ADSs issuable upon settlement of vested options and RSUs. Consists of ADSs issuable upon exercise of options.

(7)	Consists of 8,077 ADSs and 2,693 ADSs issuable upon settlement of vested RSUs.

(8)	Consists of 39 ADSs, and 1,511 ADSs issuable upon settlement of vested RSUs.

(9)	Consists of 276 ADSs, and 313 ADSs issuable upon settlement of vested RSUs.

(10)	Consists of 1,355 ADSs, and 1,237 ADSs issuable upon settlement of RSUs.

(11)	Consists of 1,272 ADSs, and 867 ADSs issuable upon settlement of RSUs.

(12)	Consists of 1,023 ADSs, and 441 ADSs issuable upon settlement of RSUs.

(13)	Includes 62,400 ADSs held directly and 41,646 ADSs issuable upon exercise of pre-funded warrants held by RK Stone Miami LLC (“RK”). RK holds 484,928 pre-funded warrants, which may not be exercised if such exercise would result in beneficial ownership by RK, together with its affiliates (which include the reporting person) and certain other persons, of greater than 9.99% of the ordinary shares. Future issuances of ordinary shares or ADSs by us to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing RK’s beneficial ownership percentage. The address of Daniel E Stone is 1200 Brickell Avenue, #1470 Miami, FL 33131.

(14)	Includes 80,736 ADSs held directly and 21,284 ADSs issuable upon exercise of pre-funded warrants held by LCK JNK1 LLC and LCK JNK LLC (together, “LCK”). LCK holds 80,757 pre-funded warrants, which may not be exercised if such exercise would result in beneficial ownership by Mr. Kertzman, together with his affiliates (which include the reporting person) and certain other persons, of greater than 9.99% of the ordinary shares. Future issuances of ordinary shares or ADSs by us to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing Mr. Kertzman’s person's beneficial ownership percentage. The address of Mr. Kertzman is 3105 NW 107th Avenue, Suite 103, Doral, FL 33172.

(15)	Pursuant to the Standby Equity Purchase Agreement with YA, YA has committed to purchase up to $10.0 million of ADSs at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources”. Under the agreement, we are prohibited from issuing and selling shares to YA II to the extent that it would cause the aggregate number of ADSs beneficially owned by YA and its affiliates to exceed 9.99% of the then outstanding ADSs. All investment decisions for YA are made by Mr. Mark Angelo. The business address of YA is 1012 Springfield Avenue, Mountainside, NJ 07092.

B.	Related Party Transactions

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

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended our consolidated financial statements at the end of this annual report, starting at page F-1, as part of this annual report.

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

The ADSs, each representing four hundred Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “SCNI.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon. Effective May 21, 2024, we effected a ratio change of the ADSs to our ordinary shares from the previous ratio of one ADS representing 400 non-traded ordinary shares to a new ratio of one ADS representing 4,000 ordinary shares. Effective November 25, 2022, we effected a ratio change of the ADSs to our ordinary shares from the previous ratio of one ADS representing 40 non-traded ordinary shares to a new ratio of one ADS representing 400 ordinary shares.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Articles of Association

Our number with the Israeli Registrar of Companies is 51-343610-5. Our purpose as set forth in our Articles of Association is to engage in every lawful purpose in the field of biotechnology.

Our authorized share capital consists of (i) 40,000,000,000 Ordinary Shares, no par value, the equivalent of 10 million ADSs (each ADS representing 4,000 Ordinary Shares), and (ii) 1.000 preferred shares, no par value per share. As of March 31, 2025, there were 3,999,675,584 Ordinary Shares issued and outstanding (all of which were represented by ADSs other than 3,584 Ordinary Shares). All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

Voting Rights

Holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, by proxy or by written ballot. Israeli law does not allow public companies to adopt shareholder resolutions by means of written consent in lieu of a shareholder meeting. According to the Companies Law and the regulations promulgated thereunder, for purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not more than 60 nor less than four calendar days prior to the date of the meeting, provided that an announcement regarding the general meeting be given prior to the record date. Unless stipulated differently in the Companies Law or in the articles of association, all shareholders’ resolutions shall be approved by a simple majority vote. Except as otherwise disclosed herein, an amendment to our articles of association requires the prior approval of the holders of at least 75% of our Ordinary Shares, represented and voting at a general meeting.

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

Antitakeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our Ordinary Shares, including shares providing certain preferred rights, distributions or other matters and shares having preemptive rights. As of the date of this prospectus, we have authorized and issued ordinary shares and preferred shares. In the future, if we do create and issue a class of shares other than Ordinary Shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their Ordinary Shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of the holders of at least 75% of our Ordinary Shares at a general meeting. Shareholders voting in such meeting will be subject to the restrictions provided in the Companies Law as described above.

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

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below, possibly with retroactive effect. The discussion below is not intended, and should not be construed, as legal or professional tax advice and does not cover all possible tax considerations.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli resident companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2025 tax year. A corporation will generally be considered as an “Israeli resident company” if it meets one of the following: (i) it was incorporated in Israel; or (ii) the control and management of its business are exercised in Israel.

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

In 2025, Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “SubstantialShareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.“Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% for corporations in 2025), and a marginal tax rate of up to 47% in 2025 for individuals (not including a Excess Tax as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli resident shareholder may be exempt from Israeli capital tax under the Israeli Income Tax Ordinance provided (among other conditions) that the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gain tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale, exchange or other disposition of the Shares, provided (among other conditions) that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the Israeli Tax Authority (“ITA”) may require shareholders who are not liable for Israeli capital gain tax on such sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

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

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Substantial Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following withholding tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation that holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting share capital of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

.

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

The Bank of New York Mellon, as depositary, registered and delivered American Depositary Shares, also referred to as ADSs. Each ADS represents 4,000 ordinary shares (or a right to receive 4,000 ordinary shares) deposited with the principal Tel Aviv office of either of Bank Leumi or Bank Hapoalim, as custodian for the depositary. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accountant Fees and Services

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY Israel”), a member of Ernst & Young Global, an independent registered public accounting firm, served as our independent registered public accountants until August 24, 2023. At such time, Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC Israel”), became our independent registered public accountants.

We paid the following fees for professional services rendered by PwC Israel, for the year ended December 31, 2024 and 2023:

	2024	2023
	(in thousands of U.S. dollars)
Audit Fees	$120	$136
Audit-Related Fees	$18	$51
Total	$138	$187

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

Item 16I. disclosure regarding foreign jurisdictions that prevent inspections

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy which governs the purchase, sale and other dispositions of our securities by our directors, officers, employees and contractors that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of Nasdaq. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this Annual Report.

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

Item 18. FINANCIAL STATEMENTS

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1*	Articles of Association of Scinai Immunotherapeutics Ltd.
2.1	Form of Deposit Agreement between the Company Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3*	Description of Share Capital.
2.4	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A filed with the SEC on December 14, 2022.
2.5	Form of Warrant, incorporated by reference to Exhibit 1.3 to Form 6-K submitted with the SEC on September 19, 2023.
2.6	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 1.2 to Form 6-K submitted with the SEC on September 19, 2023.
2.7	Form of Placement Agent Warrant, incorporated by reference to Exhibit 1.4 to Form 6-K filed with the SEC on September 19, 2023.
4.1	2005 Share Incentive Plan, incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F filed with the SEC on June 12, 2020.
4.2	2018 Share Incentive Plan, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 12, 2020.
4.3*	Compensation Policy.
4.4	Employment Agreement dated January 20, 2021, between the Company and Mr. Amir Reichman. incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022).
4.5	Employment Agreement dated March 15, 2005, between the Company and Dr. Tamar Ben-Yedidia, incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.6	Addendum to Employment Agreement dated April 1, 2012, between the Company and Dr. Tamar-Ben Yedidia, incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.7	Addendum to Employment Agreement dated May 28, 2015, between the Company and Dr. Tamar-Ben Yedidia incorporated by reference to Exhibit 10.8 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.8	Addendum to Employment Agreement dated August 15, 2018, between the Company. and Dr. Tamar-Ben Yedidia, incorporated by reference to Exhibit 10.9 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.9	Employment Agreement dated September 5, 2018, between the Company and Elad Mark, incorporated by reference to Exhibit 10.10 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.10	Form of Indemnification Letter (unofficial English translation from Hebrew original), incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.11	Form of Indemnification and Exculpation Agreement, incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
4.12	Loan Restructuring Agreement, dated August 9, 2024, between the Company and the European Investment Bank, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.
4.13	Amended and Restated Finance Contract, dated June 20, 2019, as amended on January 11, 2021, August 9, 2022 and November 24, 2023, as further amended and restated on August 21, 2024, between the Company and the European Investment Bank (included in Exhibit 4.12)
4.14	Lease agreement dated July 10, 2017 between the Company and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018 (unofficial translation from Hebrew original).
4.15*	Amendment No. 1 to lease agreement, dated April 29, 2022 (unofficial translation from Hebrew original).
4.16*	Amendment No. 2 to lease agreement, dated June 3, 2023 (unofficial translation from Hebrew original).
4.17 *+	Amendment No. 3 to lease agreement, dated July 10, 2023 (unofficial translation from Hebrew original).
4.18 *+	Amendment No. 4 to lease agreement, dated December 15, 2024 (unofficial translation from Hebrew original).
4.19*	Amendment No. 5 to lease agreement, dated December 24, 2024. (unofficial translation from Hebrew original).
4.20	Services Agreement between the Company and Mark Germain, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019.

4.21+	License Agreement, dated December 11, 2021, between the Company and Max-Planck-Innovation GmbH, incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.22+	Accompanying Research Collaboration Agreement, dated December 11, 2021, between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.23 +	Research Collaboration Agreement, dated March 23, 2022, between the Company Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.24 +	Form of License Agreement between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 10.20 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.25	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 1.1 to Form 6-K submitted with the SEC on September 19, 2023.
4.26	Investment Agreement, between the Company and RK Stone Miami, LLC, dated as of August 19, 2024 (“Stone Investment Agreement”), incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.
4.27	Form of Warrant issued in connection with the Stone Investment Agreement, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.
4.28	Standby Equity Purchase Agreement, dated March 3, 2025, between YA II PN Ltd. and the Company, incorporated by reference to Exhibit 99.1 of Form 6-K submitted with the SEC on March 4, 2025.
4.29*+	Binding Option Agreement Concerning the Sale and Transfer of All Quota In PINCELL S.R.L. between Mr. Carlo Pincelli, Mr. Antonino Amato, Mrs. Alessandra Marconi, Mrs. Roberta Lotti, Mr. Brydon Bennett, Ms. Stefania Poli, PinCell S.r.l., Scinai Immunotherapeutics sp. z.o.o. and the Company, dated March 27, 2025.
8.1*	List of Subsidiaries of the Company.
11.1	Code of Conduct, incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K filed with the SEC on April 17, 2023.
11.2*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, independent registered public accounting firm for the Registrant
15.2*	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global, independent registered public accounting firm for the Registrant
16.1	Letter, from Kost Forer Gabbay & Kasierer, Certified Public Accountant (Isr.), a member of Ernst & Young Global, to the Securities and Exchange Commission, dated, May 15, 2024, incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-f-K submitted with the SEC on May 15, 2024.
97.1	Scinai Immunotherapeutics Policy for Recovery of Erroneously Awarded Compensation, incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-f-K submitted with the SEC on May 15, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

+	Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scinai Immunotherapeutics Ltd.

Date: May 7, 2025	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

SCINAI IMMUNOTHERAPEUTICS LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2024

- - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Scinai Immunotherapeutic Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Scinai Immunotherapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statement of operations, comprehensive loss (income), changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1f to the financial statements, the Company has suffered recurring losses from operations and has incurred cash outflows from operating activities. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1f. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.

Kesselman & Kesselman, 146 Derech Menachem Begin St. Tel-Aviv 6492103, Israel,
P.O Box 7187 Tel-Aviv 6107120, Telephone: +972 -3- 7954555, Fax:+972 -3- 7954556, www.pwc.com/il

Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

The Company’s ability to continue as a going concern

As described above and in Note 1f to the financial statements, the Company has an accumulated deficit, cash outflows from operating activities and its activities have been funded primarily through offerings of the Company’s securities and borrowing. The Company’s operations are dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its services and products and to raise funds to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, which is being implemented, to allow the Company to continue its operations and meet its cash obligations. These conditions and events raise substantial doubt about its ability to continue as a going concern.

The principal considerations for our determination that performing procedures related to the Company’s ability to continue as a going concern is a critical audit matter are the estimation and execution uncertainty regarding the Company’s future cash flows and the risk of bias in management’s judgments and assumptions in estimating these cash flows to conclude the Company would have sufficient liquidity to fund its operations for at least one year from the date of issuance of the financial statements. This in turn led to a high degree of auditor subjectivity and judgment to evaluate the audit evidence supporting the liquidity conclusions.

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

May 7, 2025

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
Tel-Aviv, Israel
April 17, 2023

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,964	$4,870
Restricted cash	131	140
Prepaid expenses and other receivables	213	437
Trade receivables	83	-

Total current assets	2,391	5,447

NON-CURRENT ASSETS:
Property, plant and equipment, net	9,189	10,825
Operating lease right-of-use assets	1,868	1,200

Total non-current assets	11,057	12,025

Total assets	$13,448	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2023
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$376	$535
Operating lease liabilities	424	396
Other payables	1,006	849

Total current liabilities	1,806	1,780

NON-CURRENT LIABILITIES:
Warrants liability	3	96
Loan from others	260	19,368
Non-current operating lease liabilities	1,402	797

Total non-current liabilities	1,665	20,261

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value: Authorized: 40,000,000,000 shares at December 31, 2024 and 20,000,000,000 at December 31, 2023; Issued and outstanding 3,411,983,584 shares at December 31, 2024 and 1,857,169,984 shares at December 31, 2023	-	-
Preferred shares, no par value; Authorized: 1,000 shares at December 31, 2024 (redemption amount of $34,000) and 0 shares at December 31, 2023; Issued and outstanding: 1,000 shares at December 31, 2024 and 0 shares at December 31, 2023	5,627	-
Additional paid-in capital	123,629	119,506
Accumulated deficit	(117,539)	(122,335)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ equity (deficit)	9,977	(4,569)

Total liabilities and shareholders’ equity (deficit)	$13,448	$17,472

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Revenues	658	-	-
Cost of revenues	1,238	-	-
Gross loss	580	-	-

Research and development expenses, net	$5,532	5,210	5,765
Marketing, general and administrative expenses	2,526	4,505	5,296
Other income	-	(9)	-
Total operating expenses	8,058	9,706	11,061

Total operating loss	8,638	9,706	11,061

Gain on troubled debt restructuring	(14,759)	-	-
Financial expenses (income) net,	1,325	(3,206)	(5,265)

Net loss (Income)	$(4,796)	6,500	5,796

Net loss )Income) per ordinary share attributable to shareholders, basic and diluted	-	0.004	0.01

Weighted average number of shares used in computing net loss (income) per share attributable to ordinary shareholders, basic and diluted	3,225,472,266	1,562,627,495	754,076,407

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (INCOME)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022

Net loss (income)	$(4,796)	$6,500	$5,796

Other comprehensive income:
Foreign currency translation adjustments	-	(267)	(48)

Total comprehensive loss (income)	$(4,796)	$6,233	$5748

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	comprehensive loss	equity (deficit)	equity (deficit)
Balance as of January 1, 2022	739,048,544			-	113,076	(2,055)	(110,039)	982

Issuance of shares, net of issuance costs of $129	168,104,520			-	1,154	-	-	1,154
Exercise of warrants	75,060,000			-	250	-	-	250
Share-based compensation	7,077,720				1,602	-	-	1,602
Other comprehensive income	-			-	-	48	-	48
Net loss	-			-	-	-	(5,796)	(5,796)

Balance as of December 31, 2022	989,290,784	$-		$-	$116,082	$(2,007)	$(115,835)	$(1,760)

Exercise of warrants	584,015,200			-	801	-	-	801
Vested RSU’s	8,108,400			-	-	-	-	-
Issuance of warrants and shares, net of issuance costs of $86	160,000,000			-	1,086	-	-	1,086

Reclassification of warrants liability to equity	-			-	398	-	-	398

Share-based compensation	-				869	-	-	869
Shares issued for services	115,755,600			-	270	-	-	270
Other comprehensive income	-			-	-	267	-	267
Net loss	-			-	-	-	(6,500)	(6,500)

Balance as of December 31, 2023	1,857,169,984	-	-	$-	$119,506	$ (1, 740)	$(122,335)	$(4,569)
Vested RSU’s	63,572,800	-	-	-	-			-
Exercise of warrants, net of issuance costs of $263	1,042,620,000				1,441			1,441
Exercise of prefunded warrant	448,620,800
Loan conversion into preferred shares			1,000	5,627				5,627
Share-based compensation					682			682
Issuance of prefunded warrants					2,000			2,000
Net Income							4,796	4,796
Balance as of December 31, 2024	3,411,983,584	-	1,000	$5,627	$123,629	(1, 740)	(117,539)	9,977

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:

Net income (loss)	$4,796	$(6,500)	$(5,796)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation of property, plant and equipment	1,649	514	562
Expense of in-process research and development	-	-	209
Financial income (expense) related to loan from others	1,278	401	(4,113)
Revaluation of warrants	(93)	(4,140)	-
Gain on troubled debt restructuring	(14,759)	-	-
Share-based compensation	682	1,139	1,602
Decrease (increase) in trade receivables	(83)
Decrease (increase) in other receivables	224	(290)	140
Changes in operating lease right-of-use assets	284	43	153
Increase (decrease) in trade payables	(156)	(150)	(175)
Changes in operating lease liabilities	(314)	(58)	(156)
Increase (decrease) in other payables	157	(341)	309

Net cash used in operating activities	(6,335)	(9,382)	(7,265)

Cash flows from investing activities:

Purchase of property, plant and equipment	(12)	(637)	(836)

Net cash used in investing activities	$(12)	$(637)	$(836)

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2024	2023	2022
Cash flows from financing activities:

Proceed from exercise of warrants, net	$1,441	$947	$5,844
Proceeds from issuance of shares, net	2,000	139	932

Net cash provided by financing activities	3,441	1,086	6,776

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(9)	(272)	(1,977)

Increase (decrease) in cash, cash equivalents and restricted cash	(2,915)	(9,205)	(3,302)
Cash, cash equivalents and restricted cash at beginning of year	5,010	14,215	17,517

Cash, cash equivalents and restricted cash at end of year	$2,095	$5,010	$14,215

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest	$143	$833	$916

(2) Non-cash transactions:
Recognition of right-of-use assets and lease liabilities upon exercise of lease extension option	952	-	-
Reclassification of warrants liability to equity	-	398	-
Loan convert into preferred shares	5,627	-
Exercise of warrants liability into shares	$-	$801	$250

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents	$1,964	$4,870	$14,075
Restricted cash	131	140	140

Cash, cash equivalents and restricted cash	$2,095	$5,010	$14,215

The accompanying notes are an integral part of the financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.

Scinai Immunotherapeutics LTD (the “Company”), operations focuses on: an innovative R&D and a Contract Development and Manufacturing Organization (“CDMO”) (please see section e). The R&D focuses on: (i) managing and guiding a research contract with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO focuses on providing drug development and manufacturing services to small biotech companies. The Company was incorporated on July 21, 2003 in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS”) on the Nasdaq Capital Market. The Company’s principal executive offices and main laboratories are located in Jerusalem, Israel.

The “Iron Swords” conflict, which began in October 2023, had a moderate impact on the Company’s operations for the year ended December 31, 2024. Some employees were called to reserve duty, causing temporary workforce shortages. In addition, the unstable environment made capital raising efforts more challenging.

b.	On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 VHH antibody fragment () therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 nanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues.

c.	On March 23, 2022, the Company signed a broader research collaboration agreement (“RCA”) with MPG and UMG covering the discovery, selection and characterization of additional nanoAbs for several other molecular targets that can leverage the nanoAbs’ unique and strong binding affinity, stability at high temperatures, and potential for more effective and convenient routes of administration. These targets are the basis for validated and currently marketed monoclonal antibodies, including for conditions such as psoriasis, asthma, macular degeneration, and psoriatic arthritis. Pursuant to the RCA, the Company has an exclusive option for exclusive license agreement for the development and commercialization of each of the nanoAbs covered by the agreement with MPG and UMG

d.	On September 6, 2023, the Company announced the change of its corporate name from BiondVax Pharmaceuticals Ltd. to Scinai Immunotherapeutics Ltd.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

e.	On September 6, 2023, the Company also announced the launch of a new business named Scinai Bioservices to serve as a CDMO, offering a multitude of drug development services to support small biotech companies through drug development as well as GMP manufacturing for clinical trials. In October 2023, the CDMO signed its first contract to provide R&D services to a biotech client and since then has signed a contract with several other clients, and the Company is in advanced contract discussions with additional potential clients.

The CDMO business is still in its early stages, and its success is dependent on contracting with additional clients, which is not certain, could take some time and may require additional funds to finance such operations in the interim. As detailed under f., below the Company also have liquidity issues. Accordingly, there is uncertainty regarding the Company’s ability to generate future positive cash flows from such operations to support the carrying value of the CDMO facility. If the Company is not successful in generating positive cash flows from such operations, the carrying value of the CDMO plant may be considered impaired, which may result in significant charges to the Company’s statement of operations.

In December 2024, the company established a U.S.-based subsidiary for the CDMO business unit operating under the name Scinai Bioservices Inc. has remained without activity since its inception.

f.

As of December 31, 2024, the Company’s cash and cash equivalents totaled $1,964. In the year ended December 31, 2024, the Company had an operating loss of $8,638 and negative cash flows from operating activities of $6,335. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least one year from the filing date of the financial statements. Those factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no assurance that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on the Company’s financial condition and results of operations.

The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditures. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. In addition, the Company has implemented a cost-saving plan intended to reduce operating expenses and extend its cash runway. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2024, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”), as applicable to annual reporting.

As of June 30, 2023, the Company qualified as a “foreign private issuer” as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended. Accordingly, beginning July 1, 2023, the Company is subject to the reporting requirements applicable to foreign private issuers and is not required to file financial statements with the SEC as frequently or as promptly as U.S. domestic issuers.

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

c.	Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers as follows:

CDMO Services

Under these contracts, the Company typically provides a combination of the following services:

●	Manufacturing services: The Company utilizes its facilities and equipment to produce pharmaceutical products according to customer specifications. The customer typically owns and supplies the active pharmaceutical ingredient (API) and other raw materials.

●	Quality assurance and control: The Company implements quality assurance standards via its quality management system to ensure product compliance with regulatory requirements and provides quality control testing required for such compliance, including sterilization services.

●	Method development: The Company assist customers in developing or optimizing manufacturing processes and providing analytical methods that are required to meet customer product specifications.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The company recognizes revenue from manufacturing services at a point in time when control over the product is transferred to customers (upon delivery).

In case in which the company is compensated for providing access to the manufacturing infrastructure, such compensation is recognized throughout the agreement period.

Licensing agreement

The Company had one license agreement. In this license agreement, the Company has identified one performance obligation: grant of the license and use of its IP. The grant of the license and use of its IP performance obligation is considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

d.	Functional currency:

Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$”) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023, financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

In applying the change in reporting currency, all assets and liabilities of the Company’s operations were translated from their NIS functional currency into U.S. dollars using the exchange rates in effect on the balance sheet date, and shareholders’ equity was translated at the historical rates. Opening shareholders’ equity on August 1, 2018, has been translated at the historic rate on that date and any other movements in shareholders’ equity during the period from August 1, 2018 to December 31, 2022 were translated using the appropriate historical rates at the date of the respective transaction. All other revenues, expenses and cash flows were translated at the average rates during the reporting periods presented. The resulting translation adjustments are reported under comprehensive income as a separate component of shareholders’ equity.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. It includes all changes in equity during a period except those resulting from investments by and distributions to owners. For further details see note 2d.

f.	Cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

g.	Restricted cash:

Restricted cash are deposits with original maturities of three months or less and are used as security for the Company’s Bank Guarantee. Restricted cash amounted to $131 as of December 31, 2024, and $140 as of December 2023.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	15 - 33
Office, furniture and equipment	6 - 33
Computers and Cars	20-33
Leasehold improvements	(*)10
Manufacturing plant	(**)10-12.5

(*)	Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the expected life of the improvement.

As a result of exercising the option to extend the lease period on December 24, 2024, the company revaluated the useful life of the Leasehold improvements and Manufacturing plant to be in accordance with the lease period. (note 6).

(**)	As of April 2024, the manufacturing plant has completed its validation process, which enabled the commencement of production activities. Accordingly, the depreciation of the manufacturing plant has begun. And will be recognized over its useful life of 8 years.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of long-lived assets:

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. The majority of our fixed assets are concentrated with our new CDMO facility. Our ability to generate positive cashflows from such plant may impact the recoverability of such assets and may trigger future impairment to such plant. During the years ended December 31, 2024 and 2023, no impairment was recognized.

j.	Government grants:

The Company received royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. These grants are recognized when the Company becomes entitled to them, based on the costs incurred in accordance with the terms of the relevant agreement. The grants are recorded as a deduction from research and development expenses. During 2024, the company deducted $205 in connection with such grants from the R&D expenses. For the year ended December 31, 2024 and 2023, the Company received $358 and $225 from the IIA. (note 8)

k.	Research and development expenses:

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

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In accordance with the agreement with MPG disclosed in note 1b, the Company issued 15,000 ADSs at no cost to MPG as an upfront payment for the license. The ADSs are restricted for a period of three years. The Company evaluated the fair value of the license at $209. The fair value was calculated by an independent valuation, at a discount rate of 31% based on the following assumptions:

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

The Company has selected the binominal option-pricing model as the most appropriate fair value method for its option awards. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The fair value of restricted shares unit is based on the closing market value of the underlying shares at the date of grant. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Severance expense for the years ended December 31, 2024, 2023 and 2022, amounted to $163, $182 and $288, respectively.

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

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value. The Company measures warrants liability at fair value classified within Level 3. (note 4)

The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, prepaid expenses and other receivables, trade payables and other current payables approximate their fair value due to the short-term maturity of such instruments.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Payments under the Company’s lease arrangements are primarily fixed, however, and certain lease agreements contain variable payments, which are expensed as incurred and not included in the operating lease right-of-use assets and liabilities.

p.	Contingencies:

The Company is currently involved in various commitment and contingent liabilities. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss (see Note 8).

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

ASC 740 offers a two-step approach for recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2024, and 2023 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

r.	Basic and diluted net loss (income) per share:

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. Basic net (income) loss per share is computed by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period, including pre-funded warrants and fully vested RSUs.

The Company applies the two-class method in calculating net income (loss) per ordinary shares. In order to determine the net income (loss) attributable to ordinary shares, the Company first considered the total income (loss) allocable to preferred shares. This is calculated using the total net income (loss) less undistributed income allocable to preferred shares due to their redemption feature.

Calculating diluted EPS incorporates the potential impact of dilution that could occur if outstanding dilutive securities were converted into Ordinary shares or exercised. These securities can include stock options, restricted stock units (RSUs), preferred shares and warrants.

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

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Recently adopted accounting pronouncements:

Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting: Improvements to Reportable Segment Disclosures”. This guidance expands public entities’ segment disclosures primarily by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments are required to be applied retrospectively to all prior periods presented in an entity’s financial statements. The company implemented this guidance, refer to note 16 in the financial statement disclosures.

u.	Recently issued accounting pronouncements, not yet adopted:

Improvements to Income Tax Disclosures

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

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income (Topic 220): Improvements to Reportable Segment Disclosures. This ASU requires public business entities to provide enhanced disaggregation of certain income statement expense categories. Specifically, entities will be required to disclose, in tabular format, the amounts of employee compensation, depreciation, intangible asset amortization, and inventory procurement costs included in each relevant income statement expense line.

The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 3:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2024	2023

Government authorities	$103	$178
Grant receivable	-	152
Prepaid expenses	79	71
Others	31	36
	$213	$437

NOTE 4:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures warrants liability at fair value classified within Level 3.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2024 and 2023:

	December 31,
	2024	2023
	Fair value measurement using input Level 3
Non-current liabilities:
Warrants liability	$3	$96

Total liabilities	$3	$96

The warrants fair value was established by management leveraging calculations by an independent expert using the binomial model and based on the following assumptions: (For more details please see note 10f)

	December 31,	December 31,
	2024	2023
Dividend Yield on the Shares (%)	-	-
Expected Share Price Volatility (%)	91%	99
Risk-free Interest Rate (%)	5%	4.2%
ADS Price $	0.019	0.6

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

The composition of property, plant and equipment is as follows:

	December 31,
	2024	2023
Cost:
Laboratory equipment	$2,150	$2,142
Computers and Cars	284	280
Office, furniture and equipment	41	41
Leasehold improvements	3,723	3,723
Manufacturing plant *	7,447	-

	13,645	6,186

Less - accumulated depreciation	(4,456)	(2,808)

Manufacturing plant in process*	-	7,447

Property and equipment, net	$9,189	$10,825

Depreciation expenses amounted to $1,648, $514 and $562 for the years ended December 31, 2024, 2023 and 2022, respectively.

*	Validation process of the Manufacturing plant was finalized in April 2024. (Refer to note 2.h)

NOTE 6:- LEASES

The Company has several operating lease agreements that include leases of office space, a lab, a production line, and vehicles used to support the Company’s ongoing operations. The vehicle leases are for a period of 3 years. The original lease term of the office space was 10 years and on December 24, 2024, the Company exercised its option to extend the lease for an additional five years which ends at December 31, 2032. At the date of the lease extension, the Company recognized a right-of-use asset and a corresponding lease liability in respect of the extended lease term.

In connection with the exercise of an option to extend the lease term for an existing lease arrangement, the Company reassessed the lease liability and the corresponding right-of-use asset. As required under ASC 842, upon such reassessment, the Company re-evaluated the lease and updated the lease discount rate to reflect the rate as of the effective date of the modification. The revised discount rate was used to reassess the lease liability and right-of-use asset accordingly.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES (Cont.)

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2024	2023
Office
Weighted average remaining lease term (in years)	8	4
Weighted average discount rate	16.93%	8%

Cars
Weighted average remaining lease term (in years)	0.44	0.8
Weighted average discount rate	18%-26%	18%-26%

Minimum lease payments for the Company’s right of use assets over the remaining lease periods as of December 31, 2024, are as follows:

	Office	Cars	Total
2025	$384	$42	$426
2026	384	-	384
2027	384		384
2028	384		384
2029	384		384
2030-2032	1,151	-	1,151

Total undiscounted lease payments	3,071	42	3,113
Less - adjustment to discounted lease payments	(1,285)	(2)	(1,287)

Present value of lease liabilities	$1,786	$40	$1,826

Lease Costs

The table below presents certain information related to lease costs operating leases:

	Year ended December 31,
	2024	2023	2022
Cash paid for amounts included in the measurement of leases liabilities:
Operating leases	$384	$343	351

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 7:- OTHER PAYABLES

	December 31,
	2024	2023

Employees and payroll accruals	$254	$388
Deferred Revenues	225	-
Accrued expenses	527	461

	$1,006	$849

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

Since 2006, the Company received approximately $6,562 in grants from the Israeli Innovation Authority (IIA). $5,979 of which grants were for research and development of M-001 and $583 of which grants were received to support the new CDMO business, out of which grants for $358 were received during 2024.

In exchange for those grants, the Company undertook to pay royalties amounting to 3%-5% on the income deriving from a product (including know-how) which was developed, in whole or in part, directly or indirectly, in the framework of a research and development program that had benefited from IIA support, including any derivatives, and related services thereof. Royalty payments are capped at the amount of the grants received by the Company, plus Annual Interest for a File (as such term is defined in the IIA rules). However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of December 31, 2024 is approximately $6,096 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2024, the Company had not paid any royalties to the IIA.

At the time the grants were received and as of December 31, 2024, successful development of the M-001 product was not assured and therefore the company does not currently expect to make any royalty payments to the IIA.

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, we announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

b.	On April 22, 2019, the Committee of EIB agreed to expand the 2017 financing agreement with the Company by an additional approximately $4,502 (€ 4,000) to a total of approximately $27,013 (€ 24,000). An amendment was signed in June 2019 (the “Amendment”). Those funds were received in October 2019 to support of the ongoing pivotal, clinical efficacy, Phase 3 trial of the company M-001 Universal Flu Vaccine candidate in Europe

c.	On October 23, 2020, the Company announced the failure of Phase 3 clinical trial results of the M-001 universal vaccine product.

As a result of the Phase 3 clinical trial failure, Company’s management estimates that there will be no future revenues from the M-001 product. Therefore, most likely, there will be no future royalty payments to EIB from this product.

Under the Finance Contract, the EIB may accelerate all loans extended thereunder if an event of default has occurred, which includes, amongst other things, an event of default arising from the occurrence of a material adverse change, defined as any event or change of condition, which in the opinion of the EIB, has a material adverse effect on: our ability to perform our obligations under the Finance Documents; the Company’s business, operations, property, condition (financial or otherwise) or prospects; or the rights or remedies of the EIB under the Finance Contract, amongst other things. If the EIB determines that an event of default has occurred, it could accelerate the amounts outstanding under the Finance Contract, making those amounts immediately due and payable

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

On January 26, 2021, the EIB notified the Company that it welcomed the Company’s efforts to secure future equity financing in an amount not less than $ 2,000 in order to enable the Company to pursue new business opportunities, strengthen the Company balance sheet and invest in growth. Thus, within that context, the EIB wrote in their letter that they will not consider the failure of the Company’s pivotal phase 3 trial for M-001 to meet the primary and secondary efficacy endpoints as a trigger for prepayment of a loan extended under the Finance Contract. However, EIB cautioned the Company that their letter is not a consent, agreement, amendment or waiver in respect of the terms of the Finance Contract, reserving any other right or remedy the EIB may have now or subsequently.

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

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

During 2023, as a result of a capital raising, the company paid $833 to the EIB applied toward accrued interest, related to the loan restructure agreement from august 2022 that set a partial repayment of the loan for any capital raising.

f.	On August 21, 2024, the company closed the Restructuring Agreement with the EIB, which included an amendment to the Finance Contract (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”).

In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by the company to the EIB under the Finance Contract was converted into 1,000 preferred shares, no par value per share. The company assessed the fair value of the preferred shares using the OPM model and the following assumptions, (1) expected term of three years, (2) risk-free rate of 3.8%, (3) STD of 110%.

As a result of the loan conversion the company recorded financial incomes of $14,759. This financial income was calculated based on the variance between the outstanding loan amount as of the conversion date to the fair value of the preferred shares.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

Following such conversion, the total outstanding amount to the EIB is EUR 250,000 (equal to approximately $260,000). The outstanding amount has a maturity date of December 31, 2031,  and no interest accrues or is due and payable on such amount. The Company is no longer required to pay to the EIB (i) royalties based on the Company’s commercial sales exceeding EUR 5 million or (ii) a percentage (10%) of the gross proceeds from the Company’s capital raises.

The company evaluated the Restructuring Agreement with the EIB in accordance with ASC 470-60 Troubled Debt Restructuring, and concluded the outstanding amount to the EIB represents a troubled debt restructuring (“TDR”) as the company is experiencing financial difficulty and a concession has been granted by the EIB.

For the year ended December 31, 2024 and December 31, 2023 the company recorded $1,421 and $2,968 under finance expenses.

During the year ended December 31, 2024, as a result of a capital raising, the company paid to the EIB $143 against the accrued interest related to the loan restructuring agreement from August 2022 that set a partial repayment of the loan for any capital raising.

As of December 31, 2024, the outstanding principal amount related to the EIB loan in nominal terms is $260 .

In consideration for the above, EIB received 1,000 of the Company’s newly created preferred shares (the “Preferred Shares”), as approved by the Company’s shareholders at a meeting of shareholders held on August 12, 2024. The material terms of the Preferred Shares consist of the following:

a.	The Preferred Shares are convertible (in whole or in part) into an aggregate of 364,000 ADSs representing 19.5% of the fully diluted share capital of the Company as of the signature date, August 12, 2024, with each Preferred Share convertible into 364 ADSs. The number of ADSs that can be acquired upon conversion of the Preferred Shares is also subject to adjustment in the event of any share split, share dividend and similar events involving the ordinary shares.

b.	The Preferred Shares have an aggregate stated fixed redemption amount stated in USD ($34 million, with each Preferred Share carry a redemption value equal to USD $34 thousand).

c.	In the event a Preferred Share is converted into ordinary shares, the right to receive such payment for such Preferred Share will be extinguished.

d.	The Company will pay the holder of the Preferred Shares the stated redemption amount only if the Company elects, in its sole discretion, to make such redemption payment, and provided that such redemption is in compliance with applicable law, or in the event of a formal liquidation of the Company.

e.	Following the payment in full of the redemption amount of a Preferred Share, such share will be considered redeemed and canceled.

f.	In the event that the distributable proceeds are insufficient for the distribution of the redemption amount in full to each holder of Preferred Shares for each of the unredeemed Preferred Shares, the distributable proceeds will be distributed among the holders of Preferred Shares on a pro rata basis in proportion to the number of unredeemed Preferred Shares held by the holders.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 9:- LOAN FROM OTHERS (Cont.)

g.	The Preferred Shares are entitled to preference in formal liquidation in the stated redemption value of USD $34 million described above (with each Preferred Share having a preferences in the stated redemption value of described above) (“Preferred Redemption Amount”).

h.	The Preferred Shares have no dividend right, and dividends on ordinary shares may not be distributed until all preferred shares have been fully redeemed.

i.	The Preferred Shares are detachable from the remaining EUR 250,000 loan and will survive any loan repayment.

j.	The Company has a “right of first of refusal” to buy the Preferred Shares in case the EIB intends to sell, transfer, assign or otherwise dispose of the Preferred Shares (partially or in full).

k.	Unless the Company elects to redeem the Preferred Shares, the Company will not take any of the following actions without obtaining the written consent or affirmative vote of the holders of a majority of the Preferred Shares:

-	The Company incurring additional Indebtedness (as defined in the Company’s Amended Articles of Association).

-	The Company consummating a merger or an acquisition.

-	The Company taking any action or step in relation to delisting the ADSs from trading on the Nasdaq.

-	The Company’s authorizing the creation of any security having rights, preferences or privileges equal to or greater than those of the Preferred Shares, including the issuance of additional Preferred Shares.

Based on the above and according to ASC 470-60 requirements, the Company applies the following accounting treatment as of the agreement signing date:

●	The Preferred Shares were measured at their fair value as of the closing date of the 2024 Amendment. The Company recognized an increase in its shareholders’ equity for the fair value of the Preferred Shares issued. The carrying amount of the debt will be reduced by the Preferred Shares’ fair value.

●	The debt’s carrying amount was reduced to the total amount of the undiscounted future cash flows of the restructured debt (that is, 250,000 EUR). This additional reduction was recognized as a debt restructuring gain in the Company’s financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY

a.	Rights attached to shares:

An ordinary share confers upon its holder(s) a right to vote at the general meeting, a right to participate in distribution of dividends, and a right to participate in the distribution of surplus assets upon liquidation of the Company.

Preferred shares rights are detailed in note 9.

b.	On November 10, 2022, the Company announced that it plans to affect a ratio change of the ADSs to its non-traded ordinary shares from the previous ratio of one (1) ADS representing forty (40) ordinary shares to a new ratio of one (1) ADS representing four hundred (400) ordinary shares. The ratio change had the same effect as a reverse split of the existing ADSs of one (1) new ADS for every ten (10) old ADSs. The effective date for the ratio change was November 25, 2022.

c.	On December 13, 2022, the shareholders approved an amendment to the Company’s Articles of Association increasing the registered share capital of the Company by an additional 18,200,000,000 Ordinary Shares (the equivalent of 4,550,000 ADSs) such that the total registered share capital of the Company would consist of 20,000,000,000 Ordinary Shares, no par value (the equivalent of 5,000,000 ADSs).

d	On December 20, 2022, the Company closed an underwritten public offering with gross proceeds to the Company of $8,000 before deducting underwriting discounts and other expenses payable by the Company. The offering consisted of 160,000 units and pre-funded units. Each unit consisted of one ADS and two warrants, each to purchase one ADS, and each pre-funded unit consists of one pre-funded warrant to purchase one ADS and two warrants each to purchase one ADS. One of the warrants (Non-Exchangeable Warrant) will expire three years from the date of issuance, and the other warrant (Exchangeable Warrant) expired one year from the date of issuance and provided for exercised for half an ADS on or prior to six (6) months following the original issuance for no additional consideration. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $5.00 per unit (or $4.99 per pre-funded unit after reducing $0.01 attributable to the exercise price of the pre-funded warrants). The Company issued a total of 400,000 Common Units and 120,000 pre-funded units, including 160,000 Exchangeable Warrants and 160,000 Non Exchangeable Warrants. The Company received a net sum of $7,231 after deduction of underwriter discount and issuance expenses of $769. The warrants were classified as liabilities, initially and subsequently measured at fair value through earnings pursuant to ASC 480 as the warrants are not considered indexed to the Company’s own shares.

e.	On September 19, 2023, the Company closed an offering in which the Company issued (i) in a registered direct offering, 40,000 ADSs and pre-funded warrants to purchase up to 74,655 ADSs, at an exercise price of $0.01 per ADS, at a purchase price of $11.6 per ADS and $11.59 per pre-funded warrant, and (ii) in a concurrent private placement, unregistered warrants to purchase up to 114,655 ADSs. The warrants have an exercise price of $11.6 per ADS and are exercisable for a period of five and one-half years from issuance. The company received gross proceeds of approximately $1.33 million and a net sum of approximately $1.0 million after deduction of placement agent fees and issuance expenses. The warrants were accounted as equity.

f..	On October 11, 2023, the Company issued 28,939 ADSs to a service provider. The fair value of the ADSs that were granted was $270

g.	On January 4, 2024, the Company closed an offering in which the Company issued new unregistered warrants to purchase up to 521,310 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 260,655 ADSs, issued by us in September 2023 and December 2022, at a reduced exercise price of $6.50 per ADS. The new warrants have an exercise price of $6.50 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. The Company received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $263.

h.	On May 6, 2024, the Company issued a press release announcing receipt of a Nasdaq delisting notification regarding the Company’s non-compliance with the minimum $1.00 bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”) and appeal as well as the board approval of a ratio change of the ADSs to non-traded ordinary shares (equivalent to a reverse split) designed to regain compliance. On May 24, 2024, the Company issued a press release announcing the receipt of a Nasdaq staff determination letter regarding the Company’s non-compliance with the minimum stockholders’ equity requirement of at least $2,500 for continued under Nasdaq Listing Rule 5550(b)(1) (the “Minimum Shareholders’ Equity Rule”) and a hearing before the Nasdaq Hearing Panel to present a plan for regaining compliance.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

i.	On May 21, 2024, the ratio between the Company’s ordinary shares and its ADSs was increased from 400 ordinary shares per one ADS to 4,000 ordinary shares per one ADS, a change which was equivalent to a reverse split of 10 for 1. All ADS amounts have been retrospectively applied to these financial statements, where applicable.

j.	On June 7, 2024, the Company announced receipt of notification from Nasdaq that it had regained compliance with the Minimum Price Rule.

k.

On June 18, 2024, the Company presented to the Nasdaq Hearing Panel the Company’s plan to regain compliance with the Minimum Shareholders’ Equity Rule.

On August 29, 2024, following the completion of the conversion of approximately EUR 26.6 million (approximately $29 million), including accrued interest, of the Company’s outstanding loan to the European Investment Bank (EIB) into 1,000 preferred shares with no par value, the Company received formal notification from Nasdaq staff confirming that it had regained compliance with the stockholders’ equity requirement under Listing Rule 5550(b)(1).

Following this transaction, the remaining outstanding amount owed to the EIB is EUR 250,000 (approximately $260,000), which bears no interest, is not prepayable, and matures on December 31, 2031. As a result, the Company’s stockholders’ equity now exceeds $2.5 million as of the date of this report.

l.

On August 20, 2024, the Company announced that it had entered into a $2 million Investment Commitment Agreement with RK Stone Miami LLC, an affiliate of Mr. Daniel Stone, the largest shareholder of the Company which contemplated the potential issuance and sale of ADSs and possibly pre-funded warrants to the investor. from time to time through December 31, 2024 (the “Commitment Period”), for an aggregate purchase price of up to $2 million. Each such sale of ADSs may be initiated (at the Company’s discretion) by the Company providing an advance notice to the Investor of the sale of ADSs in a minimum amount of $200,000 and a maximum amount of $500,000, provided the maximum amounts in any month may not exceed $500,000 and the Company may not provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs to be purchased under any advance will be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for  the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%.

Pursuant to the agreement, the Company was to pay the Investor a commitment fee, payable in cash or in ADSs at the option of the Company. In the event that during the Commitment Period the Company provides to the investor an advance notice, the amount of the commitment fee will be equal to $100,000, which was to be payable by the Company simultaneously with the closing of the first advance. Pursuant to the agreement, in the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs was to be based on the market price determined for such advance. In the event that during the Commitment Period the Company does not provide to the Investor an advance notice, the amount of the commitment fee would have been equal to $40,000, payable by the Company promptly following the termination of the Commitment Period. In the event the Company elects to pay such amount in the form of ADSs, the number of the ADSs was to be based on the market price determined as of December 31, 2024.

Pursuant to the agreement, the company issued pre-funded warrants to RK Stone to acquire an aggregate of 617,744 ADSs for an aggregate purchase price of $2.0 million. In addition, the Company issued 28,698 pre-funded warrants to RK Stone as a commitment fee in accordance with the terms of the agreement.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

During 2024 the company granted 94,964 RSU to employees and directors.

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

During the year ended December 31, 2023, the board of directors approved the grant of an aggregate of 44,933 RSUs, each vesting in three years, 36,423 of which RSU’s were granted to officers and directors and 8,509 RSU’s of which were granted to employees of the Company. The value of the said RSU’s was $635 thousand.

On August 24, 2023, shareholders approved the grant of option awards to our directors and chairman of the board. The company granted 18,680 ADS’s options purchase 18,680 ADSs of the Company in the aggregate, all at an exercise price of $18.1. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

The value of the said options was $193 thousand.

On the same day, the Company also cancelled options previously granted to our directors and chairman and granted replacement options to these directors. Shareholders approved that all the options that were held at by directors and chairman at the time of the meeting be cancelled and in exchange therefor the Company would grant a replacement option to purchase such number of ADSs (each, a “Replacement Option”) that is equal to the aggregate number of ADSs subject to the options held at the time by the company directors and chairman. The number of ADSs underlying the Replacement Option that were issued in exchange for the options that were held by our directors and chairman was 5,627 ADS’s. The exercise price of per ADS for the Replacement Options is $18.1. The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control. The fair value of the replacement warrants was $59.

The fair value of the Replacement Options is more than the fair value of the old options, the incremental amount will be recognized in equal annual installments over a period of three years, commencing one year following the date of shareholder approval.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

The following table lists the inputs to the binomial option-pricing model used for the fair value measurement of equity-settled share options for the above Options Plans for the years 2024, 2023 and 2022:

	December 31,
	2024	2023	2022

Dividend yield	-%	0%	0%
Expected volatility of the share prices	-%	107%	84%
Risk-free interest rate	-%	4.2%	2.1%
Expected term (in years)	-	10%	10

*	During the year 2024 there were no new grants of options.

Based on the above inputs, the fair value of the ADS options was determined to be $1.03 and $0.157 for the years ended December 31,2023 and 2022, respectively.

b.	The following table summarizes the number of options granted to employees under the Option Plans for the year ended December 31, 2024 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2023	98,491,200	0.005	9.9	12

Granted	-	-	-	-
Forfeited	(1,262,800)	0.005	9.9	12

Balance as of December 31, 2024	97,228,400	0.005	8.65	12

Exercisable as of December 31, 2024	32,409,467	0.005	8.65	12

As of December 31, 2024, there are $549 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

c.	The following table summarizes information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2024:

Exercise price	Options outstanding as of December 31, 2024	Weighted average remaining contractual term (years)	Options exercisable as of December 31, 2024	Weighted average remaining contractual term (years)
$0.005	97,228,400	8.65	32,409,467	8.65

d.	A summary of ADSs restricted shares units activity for the year ended December 31, 2024 is as follows:

	Number of ADS	Weighted average grant date fair value

Balance as of December 31, 2023	30,503	30.6

Granted	94,964	4.46
Vested	(15,893)	30.6
Forfeited	(3,391)	30.6

Balance as of December 31, 2024	106,183	7.22

e.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2024, 2023 and 2022 is comprised as follows:

	Year ended December 31,
	2024	2023	2022

Research and development expenses	$322	$107	$100
Marketing, general and administrative expenses	360	1,032	1,502
Total share-based compensation	$682	$1,139	$1,602

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- REVENUES

The Company recognized revenue from contracts with customers for the years ended December 31, 2024, 2023 and 2022 as follows:

	Year ended December 31,
	2024	2023	2022

Revenues from CDMO recognized Over time*	$496	$-	$-
Revenues from CDMO recognized Point in time	62	-	-
Revenues recognized from Licensing	100	-	-
Total	$658	$-	$-

*	Amount of $389 is related to one customer

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates

Corporate tax rate in Israel was 23% in 2024 and 2023 and 2022.

b.	Net operating losses carryforward:

The Company has net operating losses for tax purposes as of December 31, 2024 totaling approximately $102 millions, which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Final tax assessments:

The Company’s tax assessments through the 2019 tax year are considered final.

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2024	2023
Deferred tax assets:
Net operating loss carry forward	$23,377	$26,109
Temporary differences mainly relating to Research and Development		-
Lease liabilities	322	307
Deferred tax asset before valuation allowance	23,699	26,416

Deferred tax liabilities:
Right-of-use assets	(284)	(217)
Deferred tax liabilities before valuation allowance	(284)	(217)

Valuation allowance	(23,415)	(26,199)

Deferred tax asset, net	$-	$-

e.	Reconciliation of the theoretical tax expense to the actual tax expense:

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 13:- TAXES ON INCOME (Cont.)

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

NOTE 14:- BASIC AND DILUTED NET LOSS (INCOME) PER SHARE

a.	Details of the number of ordinary shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2024	2023	2022
Basic and diluted (Earnings) Losses per ordinary share
Net (income) loss	(4,796)	6,500	5,796
Less - Undistributed income allocable to preferred shares due to their redemption feature	(4,796)	-	-
Net (income) loss applicable to ordinary shareholders	-	6,500	5,796
Weighted average number of shares used in the computation of basic and diluted (income) loss per ordinary share	3,225,472,266	1,562,627,495	754,076,407
Basic and diluted (Earnings) Losses per ordinary share	-	0.004	0.01

b.	The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti – diluted:

	Year ended December 31,
	2024	2023	2022

Share Options	97,228,400	98,491,200	28,919,600
Restricted share units	424,732,329	214,729,600	43,107,200
Warrants	2,231,316,096	1,100,500,800	292,940,000
Preferred shares	1,456,000,000	-	-

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2024	2023	2022
Income:
Exchange differences, net	$-	$-	1,524
Remeasurement of warrants liabilities	91	4,024	711
Bank deposits	100	79	-
Finance income in respect of loans from others	-	3,845	3,051
	191	7,948	286
Expenses:

Exchange differences, net	84	933	-
Finance expense, net	1,422	3,801	-
Bank commissions and other financial expenses	10	8	21
	1,516	4,742	21

Total financial income (expenses), net	$1,325	$3,206	5,265

*	Includes finance income due to loan restructuring.

NOTE 16:- SEGMENTS

The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, manages the Company’s business activities as a single operating and reportable segment at the consolidated level. Accordingly, our CODM uses consolidated net income to measure segment profit or loss, allocate resources and assess performance based on consolidated net income which is consistent with the basis the consolidated statements of operations are presented.

NOTE 17:- SUBSEQUENT EVENTS

1.	On March 3, 2025, the Company entered into the Standby Equity Purchase Agreement (“Purchase Agreement”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, during the period commencing on the date of execution of the Purchase Agreement until the earlier of (i) the 36-month anniversary of the date of execution of the Purchase Agreement, and (ii) YA’s purchase of the total Commitment Amount under the Purchase Agreement, such period the Commitment Period. Pursuant to the terms of the Purchase Agreement, the Company issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the Purchase Agreement. The Company filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the Purchase Agreement from time to time during the Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when the Company determine to sell additional ADSs to YA under the Purchase Agreement. YA has no right to require us to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by us, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by the Company to YA setting forth the number of ADSs that the Company desire to issue and sell to YA, or an Advance Notice. The purchase price of the ADSs that the Company may direct YA to purchase from time to time under the Purchase Agreement will be equal to 97% of the lowest daily volume weighted average price (VWAP) during the three consecutive trading day period commencing on the date that the Company deliver any Advance Notice to YA. The Company have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which the Company are willing to sell ADSs to YA. On March 24, 2025, the Company delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025 the Company received gross proceeds of approximately $104.

2.	On March 24, 2025, we acquired a Polish shell company without any operations or net assets, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, for total consideration of $1 as to serve as our wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government.

In March 2025, the Company signed an option agreement providing the Company with the exclusive right to acquire, subject to certain conditions being satisfied and the payment of certain sums, the Italian biotech company Pincell srl, which is developing PC111, a novel monoclonal antibody targeting severe dermatological conditions such as Pemphigus, Stevens-Johnson Syndrome (SJS), and Toxic Epidermal Necrolysis (TEN). Concurrently, the Company’s wholly owned Polish subsidiary submitted a €12 million non-dilutive grant application under the European Funds for a Modern Economy (FENG) program to fund ~ 80% of the costs of the next stage of PC111 development. PC111, which has received Orphan Drug Designation from the EMA for Pemphigus, is a fully human antibody with a non-immunosuppressive mechanism of action, addressing a significant unmet medical need in these life-threatening diseases.