Form 20-F
period 2025-12-31
Scinai Immunotherapeutics Ltd.
filed 2026-04-01
CIK 1611747

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,872,899,584 ordinary shares, no par value.

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

Some of the factors that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements contained herein, include but are not limited to:

●	our history of operating losses, our lack of current profitability and our ability to achieve and sustain profitability, including our ability to generate sufficient revenues from our CDMO activities to support our operations;

●	our need to obtain additional financing to fund our operations and development programs, the timing and availability of such financing, and the potential dilution to our existing shareholders or restrictions imposed by debt financing;

●	our ability to maintain compliance with the continued listing requirements of Nasdaq;

●	the success of our business strategy, including our ability to develop and grow our CDMO business while advancing our therapeutic development programs;

●	our ability to generate demand for our CDMO services, to attract and retain customers, to enter into and execute contracts on commercially acceptable terms, and to deliver such services in accordance with required quality standards and timelines;

●	risks associated with the integration, operation and scaling of our CDMO activities, including the integration of transferred or acquired operations;

●	our dependence on third parties and collaborators for the development, commercialization and marketing of our product candidates, and our ability to enter into and maintain such relationships;

●	our ability to discover, develop and commercialize current and future product candidates, which are at an early stage of development and do not generate revenue;

●	the timing, cost, design and success of clinical trials, including the risk that results from earlier studies may not be predictive of future results, and that trials may be delayed, suspended or terminated;

●	risks related to our NanoAbs technology and platform, including scientific, regulatory and manufacturing challenges;

●	our ability to maintain, protect and enforce our intellectual property rights, including our licensed rights from MPG and UMG, and to comply with the terms of such licenses;

●	competition in both our therapeutic development activities and our CDMO business;

●	our ability to successfully integrate and operate acquired or transferred activities, including the former Recipharm operations;

●	risks related to our operations in Israel, including geopolitical and security conditions; and

the risk of disruptions to our manufacturing facilities or operations, which could adversely affect our ability to develop product candidates or deliver CDMO services.

iii

PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	RESERVED.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the factors described below, together with all other information included in this annual report, including our financial statements and the related notes included elsewhere in this annual report. Our business includes both therapeutic development activities and a contract development and manufacturing organization (CDMO) business, each of which is subject to distinct risks and uncertainties. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. If any of these risks occur, our business, financial condition, results of operations and business prospects could be materially and adversely affected. In that event, the trading price of the ADSs could decline and you could lose all or part of your investment.

Summary of Risk Factors

The following is a summary of some of the principal risks we face. The list below is not exhaustive, and investors should read this “Risk factors” section in full.

●	We have a going concern qualification and will require substantial additional financing to fund our operations and development programs. If we are unable to obtain additional capital when needed, we may be required to delay, limit, reduce or terminate our activities, or cease operations. Any such financing may also result in significant dilution to our existing shareholders or impose restrictive covenants.

●	We have a history of operating losses and are not currently profitable. Although we generate revenues from our CDMO activities, we may continue to incur losses and may not achieve profitability in the near future, or at all.

●	Our failure to meet the continued listing requirements of Nasdaq could result in the delisting of our ADSs, which could adversely affect the market liquidity and price of our shares.

●	Our business strategy, including the development and growth of our CDMO business alongside our therapeutic pipeline, may not be successful.

●	Our CDMO business is dependent on market demand for our services and our ability to attract and retain customers, enter into contracts on commercially acceptable terms, and deliver high-quality services on time. Failure to do so could adversely affect our revenues and prospects.

●	Our CDMO operations are complex and subject to strict regulatory and quality requirements, and any failure to meet such requirements could harm our reputation and business.

●	We are dependent on third parties and collaborators to develop, commercialize and market our product candidates, and we may be unsuccessful in entering into or maintaining such relationships.

●	Our product candidates are at an early stage of development and do not generate revenue, and we may not be successful in discovering, developing or commercializing any product candidates.

●	Clinical trials are expensive, time-consuming and uncertain, and delays or failures in clinical development could adversely affect our business.

●	Results from earlier preclinical or clinical studies may not be predictive of future results.

●	We face significant competition in both our therapeutic development activities and our CDMO business.

●	Our NanoAbs programs depend on licenses from third parties, including MPG and UMG, and we could lose our rights under such licenses if we fail to comply with their terms.

●	Our ability to operate our business depends on the continued operation of our manufacturing facilities, and disruptions to our facilities in Jerusalem or Yavne could adversely affect our operations.

Risks Related to Our Financial Position and Capital Requirements

We have a going concern qualification and will require substantial additional financing to fund our operations and development programs. If we are unable to obtain additional capital when needed, we may be required to delay, limit, reduce or terminate our activities, or cease operations. Any such financing may also result in significant dilution to our existing shareholders or impose restrictive covenants.

Our financial statements include a going concern qualification, and we will need to raise significant additional capital to finance our operations. If we are unable to do so, we may be required to significantly reduce or cease our operations.

As of December 31, 2025, December 31, 2024 and December 31, 2023, our cash and cash equivalents totaled $1.6 million, $1.9 million and $.9 million, respectively. For the years then ended, we incurred operating losses of $7.5 million, $8.6 million and $9.7 million, respectively, and had negative cash flows from operating activities of $6.0 million, $6.3 million and $9.3 million, respectively. Our current cash position is not sufficient to fund our planned operations for at least one year from the date of the issuance of our financial statements. Accordingly, there is substantial doubt about our ability to continue as a going concern.

While we generate revenues from our CDMO activities, these revenues are not currently sufficient to fund our operations. Our ability to continue as a going concern is dependent on our ability to obtain additional financing, reduce costs and manage our liabilities as they become due. There can be no assurance that we will be able to obtain such financing on acceptable terms, or at all, particularly in light of current market conditions and our market capitalization.

We will require substantial additional financing not only to continue our operations but also to support the growth of our CDMO business and advance our therapeutic development programs. We expect to continue to incur significant operating and capital expenditures, including costs related to expanding our CDMO capabilities, research and development activities, manufacturing and regulatory compliance.

If we are unable to obtain sufficient financing, we may be required to delay, limit, reduce or terminate certain of our activities, implement additional cost-saving measures, or cease operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have a history of operating losses and are not currently profitable. Although we generate revenues from our CDMO activities, we may continue to incur losses and may not achieve profitability in the near future, or at all.

We have a history of operating losses and are not currently profitable, and we may not achieve or sustain profitability in the future.

We have incurred losses since inception, primarily as a result of research and development activities, clinical trials, investment in our manufacturing infrastructure and general administrative expenses. As of December 31, 2025 and December 31, 2024, we had an accumulated deficit of $122.0 million, $117.6 million and $122.5 million, respectively.

Although we generate revenues from our CDMO activities, these revenues have been limited to date and are not sufficient to offset our operating expenses. Our product candidates are at an early stage of development and do not generate revenue. We expect to continue to incur significant expenses and operating losses for the foreseeable future as we invest in the growth of our CDMO business and continue development activities.

To achieve and sustain profitability, we will need to generate significant additional revenues, including from our CDMO operations and, if successfully developed and commercialized, from our product candidates. There can be no assurance that we will be able to do so.

Our failure to achieve or maintain profitability, or delays in doing so, could adversely affect the value of our securities and our ability to raise additional financing.

We cannot precisely estimate our future capital requirements, and failure to secure adequate funding could adversely affect our business.

As of December 31, 2025 and December 31, 2024, we had approximately $1.6 million and $1.9 million, respectively, in cash and cash equivalents and short-term deposits, working capital of $0.46 million and $0.59 million, respectively, and an accumulated deficit of $125.8 million and $117.6 million, respectively. Our existing cash resources are not sufficient to fund our projected cash requirements at current operating levels for at least the next 12 months.

Our future capital requirements will depend on many factors, including:

●	our ability to establish and maintain strategic partnerships, licensing or other arrangements, and the financial terms of such agreements;

●	costs associated with expanding our CDMO capabilities;

●	our ability to generate meaningful revenues from our CDMO business;

●	our ability to identify and pursue new business opportunities;

●	our ability to identify, acquire rights to, or independently develop new product candidates;

●	the scope, timing and costs of research and development, regulatory approval, manufacturing and commercialization of any product candidates;

●	the costs associated with attracting and retaining qualified personnel; and

●	potential product liability or other litigation related to our activities or any current or future product candidates.

Due to these and other factors, many of which are outside our control, we will require additional funding to support our operations. We may seek such funding through public or private equity or debt financings, strategic collaborations, licensing arrangements or other non-dilutive sources. However, such funding may not be available on acceptable terms, or at all, particularly if we are unable to maintain our Nasdaq listing.

If we are unable to obtain sufficient funding when needed, we may be required to delay, limit, reduce or terminate our CDMO activities, product development programs or other operations. Any such outcome would materially and adversely affect our business, financial condition and results of operations.

Our business strategy, including the development and growth of our CDMO business alongside our therapeutic pipeline, may not be successful.

Our current business strategy involves operating a contract development and manufacturing organization (CDMO) business while continuing to advance our therapeutic development programs. This strategy requires us to successfully manage and allocate resources between these activities, each of which has different operational, financial and risk profiles.

Our ability to grow our CDMO business depends on a number of factors, including market demand for our services, our ability to attract and retain customers, our ability to execute contracts on commercially acceptable terms, and our ability to scale our manufacturing and operational capabilities efficiently. There can be no assurance that we will be successful in achieving these objectives or that our CDMO business will generate sufficient revenues to support our operations.

At the same time, our therapeutic development activities are subject to the risks inherent in early-stage biopharmaceutical development, including significant costs, long development timelines and uncertainty regarding regulatory approval and commercial success.

Our strategy requires significant management attention and financial resources, and we may face challenges in effectively balancing and prioritizing these activities. If we are unable to successfully execute our strategy, including the growth of our CDMO business and the advancement of our pipeline, our business, financial condition and results of operations could be materially and adversely affected.

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

Our IL-17 program is subject to significant contractual, development and strategic uncertainties

Our IL-17 development program is subject to significant development, strategic and contractual uncertainties. Under our license agreement with Max Planck Gesellschaft (“MPG”) and University Medical Center Göttingen (“UMG”), we are required to meet certain development milestones, including the submission of an Investigational New Drug (IND) application within specified timelines. We have requested extensions to the applicable IND submission deadline in order to support modifications to our development strategy. There can be no assurance that such extensions will be granted, or that any extension will not be subject to additional conditions, including potential payments. If we are unable to obtain the requested extensions or satisfy any related conditions, we may be at risk of losing our rights under the license agreement.

In parallel, we have been reassessing the development strategy for our IL-17 program. Our initial approach focused on an intradermal IL-17-targeting therapy; however, this approach has presented scientific and technical challenges, including formulation and delivery considerations. As a result, we are evaluating alternative approaches, including the use of nanoAbs as components in more complex biologic constructs, such as multi-specific antibodies, which may require additional development time and investment.

In addition, the therapeutic landscape for IL-17-targeting therapies has become increasingly competitive, with multiple approved products and development-stage candidates addressing overlapping indications. In this environment, a new IL-17-targeting monotherapy may face significant commercial challenges unless it demonstrates meaningful differentiation. These factors have contributed to our ongoing evaluation of the strategic direction, development approach and overall prioritization of our IL-17 program.

As a result of the foregoing, there can be no assurance that we will continue to pursue the IL-17 program under its current structure, on its current timeline, or at all. Any decision to modify, delay or discontinue the program could result in the loss of rights under the applicable license agreement and may have a material adverse effect on our business and prospects.

We have not yet commercialized any product candidate(s), and we may never become profitable.

We are party to licensing and research collaboration arrangements with MPG and UMG pursuant to which we are developing a pipeline of VHH antibody fragment (NanoAb) drug candidates targeting diseases with significant unmet medical need and potential commercial opportunity. Our initial licensed program focused on an inhalable COVID-19 NanoAb. While preclinical studies demonstrated promising results in an industry-accepted animal (hamster) model, the market for COVID-19 therapeutics has declined significantly, along with available capital. As a result, we suspended further development of this program and, together with the licensors, elected to abandon the related patents due to limited industry and investor interest and the costs associated with maintaining such assets. Our current development focus is on NanoAbs targeting Interleukin-17 (IL-17), which we licensed in June 2023, initially for indications such as plaque psoriasis and psoriatic arthritis. In addition, we have entered into an option agreement to acquire Pincell srl, the owner of PC111, a monoclonal antibody targeting soluble Fas ligand, and we are exploring additional NanoAb licensing opportunities under our existing collaborations.

Notwithstanding the foregoing, we currently have no product candidates in clinical trials or on the market, and our preclinical pipeline remains limited. Even if we successfully advance one or more product candidates, we will not achieve commercial success unless we complete development, obtain regulatory approvals, and achieve market acceptance at favorable pricing and reimbursement levels.

The degree of market acceptance of any current or future product candidates will depend on a number of factors, including:

●	the timing, scope and outcome of regulatory approvals, if any;

●	the competitive landscape;

●	demand for our product candidates;

●	the ability to demonstrate safety, efficacy and clinical differentiation;

●	our ability to enter into strategic partnerships for development, commercialization or distribution;

●	the effectiveness of our marketing and commercialization capabilities;

●	our ability to manufacture at scale with consistent quality; and

●	pricing, coverage and reimbursement decisions by governmental and third-party payors.

Physicians, patients, payors and the broader medical community may be unwilling to accept, adopt or reimburse our product candidates. As a result, we cannot predict the extent of our future losses or the time required to achieve profitability, if ever. Even if we successfully develop one or more product candidates, we may never become profitable. In addition, we currently have limited internal marketing and commercial capabilities. If we are unable to enter into partnerships with third parties that have established commercialization infrastructure, we may need to build our own sales and marketing organization, which would require significant time, resources and capital. We may be unable to do so effectively or at all, which could delay or prevent successful commercialization.

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

On March 27, 2025, we announced that we had entered into a binding option agreement for the acquisition of Pincell, the owner of PC111, a monoclonal antibody in development for treating Pemphigus, Steven Johnson’s Syndrome (SJS) and Toxic Epidermal Necrolysis (TEN). Pursuant to the terms of the option agreement with Pincell, we had the right to exercise, at our sole discretion, a full sale and transfer of Pincell’s shares by the end of 2025, subject to approval of the Golden Power regulatory clearance by the Italian government and satisfaction of certain closing requirements, which include the requirement to either obtain an award of a grant to our wholly owned Polish subsidiary under the European Funds for a Modern Economy (FENG) program in Poland or secure $3 million by December 31, 2025 to fund the development of PC111. On September 11, 2025, the parties entered into a first amendment to the option agreement, extending the deadlines for fulfillment of the option conditions and exercise of the option. On February 28, 2026, the parties entered into a second amendment to the option agreement, further extending the deadline for fulfillment of the option conditions to August 31, 2026, and the exercise of the option to September 30, 2026.

On June 5, 2025, we announced that the Italian government had granted Golden Power regulatory clearance.

On September 18, 2025, we received notification from the Polish National Center for Research and Development that our application for the award of a grant under the FENG program was not selected for funding. We filed an appeal, which was subsequently rejected for reasons relating to not sufficiently addressing the potential national impact and innovation of the portion of the project to be funded by the grant proceeds as reflected in the application. On March 2, 2026, we announced that we plan to submit by March 31st a revised application to the FENG program reflecting structural enhancements to project design and translational scope.

If we are not successful in either obtaining the grant under the FENG program or securing $3 million by August 31, 2026 to fund the development of PC111, we will be unable to exercise the option. If we are unable to exercise the option, our future prospects will be affected.

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

In addition to FDA requirements and those of other regulatory authorities, an independent institutional review board or an independent ethics committee at each medical institution proposing to participate in the conduct of the clinical trial generally must review and approve the clinical trial design and patient informed consent form before commencement of the study at the respective medical institution. The institutional review boards approve the clinical trial protocols and conduct periodic reviews of the clinical trials. The clinical trial protocols describe the type of people who may participate in the clinical trial, the schedule of tests and procedures, the medications and dosages to be studied, the length of the study, the study’s objectives, and other details. In general, the institutional review board will consider, among other matters, ethicastil factors, the safety of human subjects and the possibility of liability of the institution conducting the trial. Our pre-clinical studies may not be adequate proof of safety and efficacy, and as a result, we may not be successful in developing clinical trial protocols necessary to support institutional review board approval. Any delay or failure to obtain institutional review board approval to conduct a clinical trial at a prospective site could materially impact the costs, timing, or successful completion of a clinical trial.

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

Our product candidates may face serious competition from other products targeting the same disease or condition, including biosimilar products. In the United States, to the extent any of our current or future product candidates are regulated as biologic products and approved under a biologics license application, or BLA, they may be subject to competition under the abbreviated biosimilar pathway established by the Biologics Price Competition and Innovation Act of 2009, or BPCIA. Under current U.S. law, a biosimilar application generally may not be submitted until four years after the date on which the reference product was first licensed by the FDA, and FDA generally may not make approval of such biosimilar effective until twelve years after the date of first licensure of the reference product, subject in certain cases to an additional six-month pediatric exclusivity period. These exclusivity protections are separate from, and do not replace, patent protection.

In the European Union, biologic products are subject to a different regulatory exclusivity framework. Under current EU rules, medicinal products generally benefit from eight years of data exclusivity and ten years of market protection, which may in certain cases be extended by one additional year. As a result, biosimilar competition in the European Union may arise on a different timetable than in the United States.

In addition, another company may seek approval of a competing biologic through a full regulatory submission based on its own preclinical and clinical data rather than through an abbreviated biosimilar pathway. Further, the legal and regulatory framework governing biologics, biosimilars, regulatory exclusivity and competition in both the United States and Europe is complex and may change as a result of future legislation, regulatory action, judicial decisions or broader pharmaceutical reform initiatives. For example, the European Union is currently considering significant reforms to its pharmaceutical legislation, including changes to regulatory protection periods. Any such developments could permit competition earlier than we anticipate or otherwise adversely affect the commercial prospects of our product candidates, if approved.

Although, if approved, we expect our biologic product candidates to be eligible for regulatory exclusivity under the Biologics Price Competition and Innovation Act of 2009, or BPCIA, there can be no assurance that such exclusivity will be granted or that it will provide the scope or duration of protection we anticipate. For example, the FDA may determine that one or more of our products does not qualify as a reference product, which could allow earlier biosimilar competition.

In addition, the duration and scope of regulatory exclusivity for biologic products in the United States remains subject to potential legislative, regulatory and policy changes, including those driven by broader healthcare and drug pricing reform efforts. Any such changes could reduce the period of exclusivity or otherwise facilitate earlier competition.

The legal and regulatory framework governing biosimilars, including issues related to interchangeability, substitution and market uptake, continues to evolve through FDA guidance, regulatory practice and litigation. These factors may impact the extent to which biosimilar products, once approved, are able to compete effectively with any of our products.

Furthermore, a competitor may seek approval of a competing biologic through a full BLA supported by its own preclinical and clinical data, rather than relying on the abbreviated biosimilar pathway. In such cases, any regulatory exclusivity to which we may be entitled would not prevent such competitor from obtaining approval and marketing its product upon approval.

In the European Union and other jurisdictions, regulatory exclusivity frameworks differ from those in the United States and are also subject to change, including ongoing legislative reform initiatives. As a result, the timing and extent of potential competition for our product candidates, if approved, may vary across jurisdictions and may occur sooner than we anticipate.

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

We face significant technical, regulatory and execution risks related to the development of NanoAb product candidates across different delivery formats.

Our nanobody platform supports multiple product formats, including local (intradermal), inhaled and systemic antibody-based approaches. However, each of these approaches presents distinct development challenges and uncertainties. Local intradermal delivery, which was initially pursued for our anti-IL-17 NanoAb program, may require sustained-release formulations, specialized delivery devices and novel clinical approaches. These requirements may increase development timelines, costs and regulatory uncertainty, and there can be no assurance that such approaches will result in a clinically or commercially viable product. Systemic applications of nanobodies, including bi-specific or multi-specific antibody formats, require drug engineering, manufacturing capabilities and development expertise that we do not fully possess in-house and may need to access through third-party collaborations. These approaches may also involve additional complexity in design, manufacturing and regulatory approval. As a result, we may be required to reprioritize, delay or discontinue certain development programs, and there can be no assurance that any of our product candidates will successfully advance through development or achieve regulatory approval.

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

Inadequate funding, resource constraints or shifting priorities at regulatory authorities may delay the development and approval of our product candidates.

The ability of the U.S. Food and Drug Administration (FDA) and other regulatory authorities, including European agencies such as the Paul-Ehrlich-Institut (PEI), to review and approve product candidates, provide scientific advice, and respond to regulatory submissions depends on a variety of factors, including government funding levels, staffing, regulatory priorities and policy changes. Any constraints on resources or changes in priorities may result in delays in regulatory interactions, including scientific advice meetings, review of submissions and approval timelines. Our development programs rely on timely feedback and engagement from regulatory authorities to define development pathways, including clinical trial design, manufacturing requirements and product positioning. Delays or disruptions in regulatory processes may adversely affect our ability to advance our programs, particularly for product candidates involving novel approaches, such as local delivery or complex biologic formats, where regulatory expectations may be less established. In addition, government budget constraints, shutdowns or other disruptions may limit the ability of regulatory agencies to perform routine functions, including the review of investigational applications and marketing submissions. Any such delays could extend development timelines, increase costs and adversely affect our business, financial condition and results of operations.

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

Current and future healthcare legislation and pricing regulations may adversely affect our ability to obtain approval for, commercialize, and achieve profitability from our product candidates.

In the United States and other jurisdictions, there have been and continue to be legislative and regulatory efforts to control healthcare costs, including measures affecting drug pricing, reimbursement and market access. These efforts may reduce the demand for, or the price that may be obtained for, newly approved therapies. Recent and potential future reforms, including those affecting Medicare and other government healthcare programs, may result in increased pressure on drug pricing, expanded rebate obligations, limitations on reimbursement or increased scrutiny of the value and cost-effectiveness of new therapies. In addition, private payors are increasingly adopting similar cost-containment measures. Because we do not currently have approved products, our ability to successfully commercialize any future product candidates will depend significantly on coverage and reimbursement decisions by government and private payors. These decisions are uncertain and may be influenced by evolving regulatory and legislative policies. Any changes in healthcare laws, regulations or reimbursement policies, or their interpretation, may increase the cost of obtaining regulatory approval, delay commercialization, reduce the prices we are able to charge, or otherwise adversely affect our business, financial condition and results of operations.

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

Our relationships with customers, third-party payors, physicians and healthcare providers will be subject to applicable anti-kickback, fraud and abuse, and other healthcare laws and regulations, which could expose us to significant liability and adversely affect our business.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and use of any product candidates for which we obtain marketing approval. Our current and future arrangements with customers, third-party payors and healthcare providers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we conduct research and, if approved, market, sell and distribute our product candidates.

Although we do not currently control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patient rights may apply to our business. These laws and regulations include, among others:

●	the federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, to induce or reward referrals of, or the purchase, lease, order or recommendation of, any item or service reimbursable under a federal healthcare program such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation, and it has been interpreted to apply broadly to arrangements between pharmaceutical manufacturers and prescribers, purchasers and formulary managers;

●	federal civil and criminal false claims laws, including the False Claims Act, which prohibit, among other things, knowingly presenting, or causing to be presented, false or fraudulent claims for payment to the federal government or knowingly making or using false records or statements material to such claims. Manufacturers may be held liable even if they do not submit claims directly if they are deemed to have “caused” the submission of false claims. In addition, violations of the Anti-Kickback Statute may form the basis for liability under the False Claims Act. The False Claims Act also allows private individuals to bring actions on behalf of the government and share in any recovery;

●	the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), which includes criminal provisions that prohibit knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services;

●	the federal Physician Payments Sunshine Act and its implementing regulations (commonly referred to as the Open Payments program), which require certain manufacturers of drugs, biologics and medical devices reimbursable under federal healthcare programs to report annually to the Centers for Medicare & Medicaid Services (CMS) information related to payments or other transfers of value to physicians, teaching hospitals and certain non-physician healthcare providers, as well as ownership and investment interests;

●	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and practices that may harm consumers; and

●	analogous state and foreign laws and regulations, including state anti-kickback and false claims laws, state transparency laws and laws that may require pharmaceutical companies to comply with industry compliance standards or restrict payments to healthcare providers.

Ensuring that our business arrangements comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities may conclude that our business practices do not comply with such laws and regulations. If our operations or arrangements are found to be in violation of any applicable laws, we may be subject to significant civil, criminal and administrative penalties, including fines, damages, disgorgement, exclusion from participation in government healthcare programs such as Medicare and Medicaid, reputational harm, and the curtailment or restructuring of our operations. We may also be subject to additional reporting obligations or oversight if we become subject to a corporate integrity agreement or similar arrangement.

If our partners or counterparties, including healthcare providers or other third parties, are found to be non-compliant with applicable laws, we may also be exposed to liability or reputational harm, which could adversely affect our business, financial condition and results of operations.

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

Natural disasters, public health emergencies and other disruptions could adversely affect our business, operations and ability to execute our development and commercialization plans.

Our operations and those of our partners and suppliers may be adversely affected by natural disasters, public health emergencies, geopolitical events or other disruptions, including pandemics, epidemics, or other widespread health crises. Such events may result in travel restrictions, workforce disruptions, supply chain interruptions, limitations on business operations or other government-imposed measures that could negatively impact our activities.

We rely on third parties, including contract research organizations (CROs), contract manufacturing organizations (CMOs), suppliers and collaborators, to support our development programs and operations. Disruptions affecting these parties may impair their ability to perform their obligations, which could delay or disrupt our research, development, manufacturing or future commercialization efforts. In addition, such events may adversely affect global financial markets and economic conditions, which could reduce our ability to raise capital on acceptable terms or at all. Public health emergencies and other disruptions may also impact the operations of regulatory authorities, including the U.S. Food and Drug Administration (FDA) and foreign regulators, potentially delaying regulatory interactions, inspections and the review of submissions.

While we maintain business continuity plans, these plans may not be sufficient to mitigate the impact of such events. The extent to which any such disruption may affect our business, financial condition and results of operations will depend on future developments that are uncertain and beyond our control

Risks Related to Our CDMO Business Unit

Our CDMO business is relatively new and may not achieve commercial success, which could adversely affect our results of operations and financial condition.

In September 2023, we launched Scinai Bioservices as a CDMO business unit to provide process development and GMP manufacturing services to biotechnology companies. This business represented a strategic shift in our operations and exposes us to a range of risks associated with building and scaling a service-based business.

We have limited operating history in providing CDMO services and may face challenges in attracting and retaining customers, achieving sufficient facility utilization, and generating recurring revenues. Our ability to grow this business will depend on our ability to compete with established CDMOs that have greater resources, broader capabilities and longer track records. In addition, our CDMO activities are subject to strict regulatory requirements, including compliance with current Good Manufacturing Practices (cGMP). Any failure to maintain compliance or to meet quality standards could result in regulatory action, loss of customers, reputational harm and potential liability.

Our success depends on our ability to hire, train and retain personnel with relevant technical and operational expertise, manage complex projects, and maintain efficient and reliable operations. We may also be exposed to credit risk from customers, delays in customer programs, or variability in demand, which could impact our revenues and cash flow.

If we are unable to successfully execute our CDMO strategy, achieve sustainable customer demand, or operate efficiently and in compliance with applicable regulations, our business, financial condition and results of operations may be materially adversely affected.

We may not achieve the expected benefits from our acquisition of Recipharm Israel Ltd. (now Scinai Biopharma Services Ltd.) and our related strategic collaboration with Recipharm, and we may encounter significant integration challenges.

On February 17, 2026, we acquired 100% of the shares of Recipharm Israel Ltd., which operates a manufacturing site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm. Following the acquisition, the entity was renamed Scinai Biopharma Services Ltd. (“Scinai Biopharma”). We expect this transaction to enhance our CDMO capabilities, including expanding into small-molecule manufacturing alongside peptides and liposomes, strengthening our industrial credibility and broadening our service offering and client base. However, there can be no assurance that we will realize these anticipated benefits.

The success of this transaction depends on a number of factors, including our ability to effectively integrate the acquired operations into our existing business. The integration process is complex and may involve challenges, including aligning quality systems and regulatory compliance processes, integrating financial reporting and internal controls, maintaining operational continuity, and managing manufacturing activities efficiently. In addition, the success of the acquisition and collaboration depends on our ability to retain key personnel and customers, avoid disruptions to ongoing projects, and successfully execute on the strategic collaboration with Recipharm.

We may also encounter unforeseen costs, operational difficulties or delays associated with the integration of the acquired business, and the integration process may place a significant burden on management and require substantial time and resources, potentially diverting attention from other strategic priorities. Furthermore, the expected commercial benefits of the collaboration with Recipharm may not materialize to the extent anticipated, or at all.

If we are unable to successfully integrate Scinai Biopharma and realize the expected benefits of the acquisition and collaboration in a timely and efficient manner, our business, financial condition and results of operations may be materially adversely affected.

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

Our CDMO business depends on our ability to attract and retain customers and on the level of spending by those customers on development and manufacturing services.

Our CDMO revenues are dependent on our ability to secure new customers and maintain existing relationships, as well as on the level of activity and spending by our customers. Many of our customers are biotechnology companies whose spending is influenced by their access to capital, clinical progress and strategic priorities, which may change over time. Customers may delay, reduce or cancel projects for a variety of reasons, including financial constraints, changes in development strategy, clinical or regulatory setbacks, or a decision to bring activities in-house or shift to other service providers. As a result, our revenues may be variable and difficult to predict. In addition, consolidation within the pharmaceutical and biotechnology industries may reduce the number of potential customers or result in customers developing internal manufacturing capabilities, which could decrease demand for our services.

If we are unable to attract new customers, retain existing customers or maintain or grow customer spending, our CDMO revenues, utilization levels and profitability may be adversely affected. This, in turn, could negatively impact our business, financial condition and results of operations and may require us to seek additional capital.

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

Risks Related to Our R&D Business Unit

The members of our management team are important to the efficient and effective operation of our business, and we may need to attract and retain additional management and experts. Our limited financial resources may hinder the successful retention of our management and consulting team and adding additional experts, which could have a material adverse effect on our business, financial condition or results of operations.

Our executive officers, management team and technical personnel, as well as certain consultants, are important to the efficient and effective operation of our business, particularly Mr. Amir Reichman, our Chief Executive Officer, and Mr. Elad Mark, our Chief Operating Officer. The early stage of our NanoAbs program creates uncertainty about our prospects and may make it more difficult to attract and retain qualified executives and other key personnel. Our limited financial resources may hinder the successful retention of our management and consulting team and adding additional experts, which could have a material adverse effect on our business, financial condition or results of operations.

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

Failure to comply with data protection, privacy and security laws and regulations could expose us to liability and adversely affect our business.

We and our partners and third-party service providers may be subject to a variety of federal, state and foreign laws and regulations governing the collection, use, disclosure, storage and protection of personal information, including health-related data. These laws are complex, evolving and may differ significantly across jurisdictions.

In the United States, applicable laws may include, among others, federal and state privacy and data security laws, data breach notification laws and consumer protection laws enforced by the Federal Trade Commission and state authorities. In addition, certain state laws, such as the California Consumer Privacy Act (CCPA), provide individuals with enhanced rights regarding their personal information and impose additional compliance obligations on businesses. Outside the United States, we may be subject to data protection laws such as the European Union’s General Data Protection Regulation (GDPR), which imposes strict requirements on the processing of personal data, including requirements relating to consent, data subject rights, data breach notifications and cross-border data transfers. Noncompliance with the GDPR and similar laws may result in significant fines and penalties. Compliance with these laws and regulations may require us to implement and maintain appropriate policies, procedures and technical safeguards, limit our ability to collect, use and disclose data, and incur significant costs. In addition, we may be required to enter into more restrictive contractual arrangements with third parties. We rely on internal personnel and external legal and regulatory advisors to assist in monitoring and managing compliance with applicable data protection and privacy laws. However, given the complexity and evolving nature of these laws, there can be no assurance that our compliance efforts will be sufficient or that we will be able to fully and timely adapt to new or changing requirements. Any failure by us or our partners and third-party service providers to comply with applicable data protection, privacy or security laws, or any unauthorized access to or disclosure of personal data, could result in government enforcement actions, fines, penalties, private litigation, reputational harm and disruption to our operations. Such events could adversely affect our business, financial condition and results of operations. Outside the United States, we may be subject to data protection laws such as the European Union’s General Data Protection Regulation (GDPR), which imposes strict requirements on the processing of personal data. Compliance with these laws and regulations may require us to implement and maintain appropriate policies, procedures and technical safeguards, limit our ability to collect, use and disclose data, and incur significant costs. In addition, we may be required to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, and in some cases impact our ability to operate in certain jurisdictions. Any failure by us or our partners and third-party service providers to comply with applicable data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties, private litigation and/or adverse publicity and could negatively affect our operating results and business.

Risks Related to Dependence on Third Parties

Our NanoAb development programs depend on exclusive license agreements with MPG and UMG, and the loss or limitation of these rights could materially adversely affect our business.

We rely on exclusive license agreements with Max Planck Gesellschaft (MPG) and University Medical Center Göttingen (UMG) for core intellectual property underlying our NanoAb programs, including our IL-17 NanoAb candidates and other potential NanoAb targets. These agreements grant us rights to develop and commercialize products based on this intellectual property, subject to various financial, development and other obligations. Our rights under these license agreements are subject to conditions and may be terminated or modified by the licensors in certain circumstances, including if we fail to meet specified development milestones, such as the timely submission of regulatory filings, fail to comply with payment or other contractual obligations, or if the underlying licensed intellectual property is challenged, invalidated or otherwise limited. In addition, our license agreements may be subject to interpretation, and disputes may arise with MPG and/or UMG regarding the scope of our rights, performance obligations or other contractual terms. Any such dispute could result in delays, increased costs, or the loss or impairment of our licensed rights.

If our license rights are terminated, narrowed or otherwise adversely affected, we may lose the ability to develop or commercialize our NanoAb product candidates, which would have a material adverse effect on our business, financial condition and results of operations.

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

Disruptions to our CDMO manufacturing operations or third-party service providers could adversely affect both our CDMO business and our product development activities.

We conduct our manufacturing activities primarily through our CDMO infrastructure, including our facilities in Jerusalem and Yavne, Israel. These facilities support our CDMO services as well as certain development activities for our NanoAb programs. In addition, we rely on third-party contract research organizations (CROs) and contract manufacturing organizations (CMOs) for capabilities that we do not have in-house, including technologies such as mammalian cell-based development and manufacturing.

Our manufacturing operations and development activities depend on specialized equipment, materials and complex processes that would be difficult, time-consuming and costly to replicate. We do not have redundant manufacturing capabilities, and any disruption to our facilities or those of our third-party providers could delay or interrupt both our CDMO services and our product development programs. Such disruptions may result from equipment failure, contamination, regulatory non-compliance, supply chain interruptions or other unforeseen events. In addition, failure to maintain compliance with applicable current Good Manufacturing Practice (cGMP) requirements or other regulatory standards at our facilities or at third-party providers could result in regulatory actions, including suspension of operations.

If our facilities or third-party providers are unable to operate effectively or meet our requirements, we may be unable to provide CDMO services to our customers or to advance our internal programs in a timely manner, if at all. Transitioning to alternative providers may not be feasible on acceptable timelines or terms. Any such disruptions could result in delays, increased costs, loss of customers or impairment of our development programs, and could materially adversely affect our business, financial condition and results of operations.

Use of third parties to manufacture current and future product candidate(s) may increase the risk that we will not have sufficient quantities of such product candidate(s) at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

Our GMP biologics manufacturing facility in Jerusalem and our cGMP manufacturing facility in Yavne, Israel are capable of manufacturing an annual supply of current and future product candidate(s) suitable for regulatory or other similar uses. However, we may also rely on a third party CMO for commercial supply of current and future product candidates.

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

The terms and scope of our patents may be insufficient to protect our product candidates for an adequate period of time, which could allow earlier competition than anticipated..

Patents have a limited lifespan. In most jurisdictions, including the United States, the natural expiration of a patent is generally 20 years from its earliest non-provisional filing date, subject to the payment of maintenance fees. Given the time required for the development, testing and regulatory review of our product candidates, any patents protecting such product candidates may expire before or shortly after commercialization, if at all.

Although certain extensions of patent term may be available, including under the Drug Price Competition and Patent Term Restoration Act of 1984 in the United States and through Supplementary Protection Certificates (SPCs) in the European Union, such extensions are limited in duration, subject to strict eligibility criteria, and may not be granted. In the United States, patent term extensions are limited to a maximum of five years, cannot extend the total patent term beyond 14 years from the date of regulatory approval, and may be granted for only a single patent per approved product. There can be no assurance that we will be able to obtain such extensions, or that any extension granted will be sufficient to protect our commercial interests.

In addition, to the extent our product candidates are regulated as biologics, they may be eligible for a period of regulatory exclusivity under the Biologics Price Competition and Innovation Act of 2009. However, such exclusivity is limited in duration, is separate from patent protection, and may be subject to change as a result of legislative, regulatory or policy developments.

Furthermore, the strength and breadth of our patent portfolio may be insufficient to prevent competitors from developing and commercializing products that are similar to or compete with our product candidates, including through alternative technologies or design-around strategies. If we are unable to maintain adequate patent protection or other forms of exclusivity, our competitors may be able to enter the market earlier than expected, which could adversely affect our competitive position, business, financial condition and results of operations.

Risks Related to Our Operations in Israel

Our operations are located primarily in Israel, and geopolitical, security and economic conditions in the region may adversely affect our business.

We are incorporated in Israel and conduct substantially all of our operations, including our CDMO manufacturing activities, in Israel. As a result, our business is directly affected by economic, political, geopolitical and military conditions in the region.

Israel has experienced ongoing armed conflicts, terrorist activity and geopolitical tensions involving neighboring countries and other regional actors.  In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and later against Hezbollah in Lebanon. Hostilities subsequently escalated between Israel and a number of its other neighbors, including conflicts with Hezbollah along Israel’s northern border with Lebanon, with Iran (including a war during June 2025) and with the Houthi movement in Yemen, which both launched drone and missile attacks on military and civilian targets within Israel. In addition, the Houthi movement disrupted international commerce by launching a number of attacks on commercial vessels traversing the Gulf of Aden and the Red Sea. While a ceasefire between Israel and Lebanon (with respect to Hezbollah) was announced in November 2024, a ceasefire between Israel and Iran was announced in June 2025 and the latest ceasefire between Israel and Hamas was announced in October 2025, in February 2026, hostilities between Israel and Iran escalated again. In late February 2026, the United States, together with Israel, launched a major joint military campaign of air and missile strikes against targets in Iran, which triggered a broad Iranian response and contributed to significant regional instability, including, in early March 2026, resumed conflicts with Hezbollah. The security situation in the region remains highly fluid, and we are unable to predict if, when, or on what terms, this escalation will be resolved. A military campaign against this terrorist organization commenced in parallel to its continued rocket and terror attacks. Moreover, there were clashes between Israel and Hezbollah in Lebanon, including limited ground operations by Israel against Hezbollah in Lebanon. Additionally, Israel and Iran traded their first ever direct attacks, as well as proxy and covert actions, throughout 2024, and Yemeni rebel group, the Houthis, have launched attacks on Israel and on global shipping routes in the Red Sea, causing disruptions of supply chain. Some, or all of these hostilities may escalate in the future into more violent events which may adversely affect our ability to continue carrying out various administrative, research, operational and commercial functions and activities both in Israel and globally. Any escalation of hostilities, including military conflicts, missile attacks, or other security incidents, could disrupt our operations, damage infrastructure, limit access to our facilities, or otherwise adversely affect business conditions.

Such events may also impact our workforce. Many of our employees reside in Israel and may be subject to military reserve duty, which could result in reduced workforce availability and disruptions to our operations. In addition, travel restrictions, security concerns or government-imposed limitations on movement may impair our ability to conduct business activities, including interactions with customers, partners and suppliers. Our operations and those of our suppliers and customers may also be affected by disruptions to infrastructure, logistics or supply chains, which could impair our ability to manufacture products or deliver CDMO services.

Geopolitical instability may also adversely affect global financial markets and investor sentiment toward Israeli companies, which could impact our ability to raise capital on favorable terms, if at all.

In addition, political developments within Israel, including potential changes to governmental or judicial structures, as well as international trade restrictions, boycotts or other measures directed at Israel or Israeli companies, could adversely affect our business, financial condition and results of operations.

The security and political situation in the region is unpredictable and may deteriorate in the future. Any such developments could materially adversely affect our business, financial condition and results of operations

Investors may have difficulties enforcing a U.S. judgment, including judgments based upon the civil liability provisions of the U.S. federal securities laws, against us, or our executive officers and directors or asserting U.S. securities laws claims in Israel.

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

On March 12, 2026, we received a notice of non-compliance from Nasdaq that we are not in compliance with the requirement to maintain a minimum bid price of $1.00 per share as required by Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”). We were given 180 days, or until September 8, 2026, to regain compliance.

Similarly, on November 1, 2023, we received a notice of non-compliance from Nasdaq that we are not in compliance with the Minimum Price Rule, and on April 30, 2024, we received a staff determination letter from Nasdaq notifying us that, due to our continued non-compliance with the Minimum Price Rule, the ADSs would be scheduled for delisting from Nasdaq and suspended for trading4 unless we timely request a hearing before an independent Nasdaq Hearings Panel (the “Hearing Panel”). We appealed this determination and requested a hearing before the Hearing Panel, which stayed the suspension. Our board of directors also approved a ratio change of the ADSs to our non-traded Ordinary Shares, increasing the number of Ordinary Shares represented by each ADS from 400 to 4,000, which was equivalent to a reverse split of 1 for 10. This action resulted in our compliance with the Minimum Price Rule.

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

In addition, on January 13, 2026, Nasdaq filed a proposed rule change with the SEC which would provide that a listed company’s securities will be subject to immediate suspension and delisting if it has failed to maintain a value of at least $5 million in Market Value of Listed Securities (as defined in the Nasdaq rules) of its securities for a period of 30 consecutive business days, which is an additional ground for immediate suspension and delisting. The proposed rule change is currently under review by the SEC, with a final decision expected shortly. In the event that the proposed rule change is approved and becomes effective, if the market value of the ADSs falls below $5 million for a period of 30 consecutive business days, the trading in the ADSs would immediately have their trading suspended and be delisted, with no cure period or appeal available except to challenge errors in the initial suspension determination.

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

Our capital expenditures for twelve months ended December 31, 2025 and December 31, 2024 amounted to approximately $24 and $12 thousand, respectively. These expenditures were primarily for factory leasehold improvements, computers and laboratory equipment.

B.	Business Overview

We are a biopharmaceutical company with two complementary business units: (i) Scinai R&D, focused on the development of innovative therapeutics in inflammation and immunology, and (ii) our contract development and manufacturing organization (CDMO) business, which operates through our subsidiary, Scinai Biopharma Services Ltd.

Our R&D activities are centered around two pillars:

●	PC111 Program – In 2025, we entered into an option agreement, as amended on September 11, 2025 and February 28, 2026, to acquire Pincell S.r.l., an Italian biotechnology company and the owner of PC111, a fully human monoclonal antibody targeting pathways involved in keratinocyte cell death and inflammation, with potential applications in severe dermatological conditions.

●	NanoAbs Platform – We are developing a pipeline of novel therapeutics based on NanoAbs (VHH antibody fragments), which possess unique physicochemical properties and are suitable for advanced mono- and multi-specific antibody formats. Our NanoAbs activities are conducted in collaboration with the Max Planck Society (“MPG”), including the Max Planck Institute for Multidisciplinary Sciences (“MPI-MS”), and the University Medical Center Göttingen (“UMG”) in Germany.

We continue to evaluate and in-license or acquire additional therapeutic assets aligned with our focus areas. In addition, we are currently evaluating the development strategy for our IL-17 program in light of scientific, technical and market considerations, including the evolving competitive landscape for IL-17-targeting therapies. As part of this process, we are assessing alternative approaches and prioritization of our R&D programs.

Our CDMO business provides integrated development and manufacturing services to small and emerging biotech companies, supporting clients from early-stage development through clinical-stage production. Following our acquisition of Recipharm Israel Ltd. on February 17, 2026 (subsequently renamed Scinai Biopharma Services Ltd.), we are in the process of consolidating our CDMO activities under this subsidiary, including the planned transfer of certain CDMO-related assets, operations and employees pursuant to Section 104 of the Israeli Income Tax Ordinance, subject to applicable approvals and implementation.

Under our license agreements with MPG and UMG, certain development milestones apply, including the submission of an Investigational New Drug (IND) application within specified timelines. We have requested extensions to the applicable IND submission deadlines in order to support modifications to our development strategy. There can be no assurance that such extensions will be granted or on what terms.

In addition, we are currently evaluating the development strategy for our IL-17 program in light of scientific, technical and market considerations, including the evolving competitive landscape for IL-17-targeting therapies. As part of this process, we are assessing alternative approaches and prioritization of our R&D programs.

Development of I&I biological therapeutic products

NanoAbs

Since inception, we have conducted eight clinical trials, including a Phase 3 trial of our former lead product candidate, M-001, a universal influenza vaccine, which enrolled approximately 12,400 participants across seven countries. Following the Phase 3 results in the fourth quarter of 2020, which did not meet the primary clinical endpoints, the Company implemented a strategic turnaround. This process included raising additional capital, strengthening management (including the appointment of a new CEO), entering into a research collaboration agreement, and in-licensing new intellectual property from leading academic institutions. Since then, we have been developing a pipeline of diversified product candidates based on nanosized antibody fragments (NanoAbs), as well as, more recently, additional molecules that we may acquire, such as the antibody PC111.

NanoAbs are nanosized antibody fragments derived from camelid animals, also referred to as VHH antibodies or Nanobodies. “Nanobody” is a registered trademark of ABLYNX N.V., a wholly owned subsidiary of Sanofi. We have no affiliation with, and are not endorsed by, Sanofi. In parallel, we established our CDMO business unit to leverage our laboratory and manufacturing capabilities at our cGMP facility in Jerusalem.

As part of the turnaround, on December 22, 2021, we entered into a definitive exclusive, worldwide license agreement with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), for the development and commercialization of NanoAb-based therapeutics targeting COVID-19. The agreement included upfront payments, development and commercial milestones, and royalties. In addition, we entered into a related research collaboration agreement to support development activities conducted by MPI and UMG. This collaboration included monthly payments and was intended to continue until the earlier of two years or the initiation of first-in-human clinical trials. Following our decision to pursue partnering opportunities for the COVID-19 program, we agreed with MPG and UMG to terminate this research collaboration.

On March 23, 2022, we entered into a five-year Research Collaboration Agreement (the “RCA”) with MPG and UMG, covering the discovery, selection and characterization of NanoAbs directed against up to nine molecular targets across multiple indications, including plaque psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These targets are clinically validated for antibody-based intervention, which we believe reduces discovery risk and may shorten development timelines. We believe that NanoAbs offer advantages such as strong binding affinity, thermal stability, and potential flexibility in routes of administration. Each NanoAb candidate is intended to represent a novel molecule, supported by patent filings, while collectively forming a pipeline based on a shared discovery, development and manufacturing platform. Under the RCA, we hold an exclusive option to enter into pre-negotiated worldwide license agreements for the development and commercialization of each NanoAb candidate.

On June 5, 2023, as part of this collaboration, we entered into an exclusive worldwide license agreement to develop and commercialize NanoAbs targeting Interleukin-17 (IL-17) across multiple potential indications, initially focusing on psoriasis and psoriatic arthritis. In June 2023, we also announced the cessation of active development of our COVID-19 NanoAb program, due to evolving viral variants, challenges in achieving broad-spectrum activity, and reduced market and funding interest. Any further development of this program would be subject to securing a strategic partner.

We are currently advancing our IL-17 NanoAb program with two product profiles in development, subject to ongoing evaluation of development strategy and positioning within the competitive landscape for IL-17-targeting therapies. The first is an intradermal IL-17A/F NanoAb designed for localized treatment of mild-to-moderate psoriasis, targeting patients with limited but clinically meaningful disease. This approach is intended to enable localized delivery with minimal systemic exposure and is supported by translational data. The second program is a bispecific IL-17A/F NanoAb combined with an additional target (VHH-Fc format), designed as a long-acting systemic therapy for moderate-to-severe inflammatory and immunology indications, including psoriasis, psoriatic arthritis, hidradenitis suppurativa (HS) and other related conditions. This approach is intended to leverage a multi-specific antibody design to enhance biological activity and extend half-life.

We submitted two separate applications under the European Funds for a Modern Economy (FENG) program, one for each program, on March 30 and March 31, 2026, each seeking approximately €12 million in grant funding to support drug development activities towards IND submission for the bispecific program and for IND enabling studies plus Phase 1/2a clinical trials for the intradermal program. Award decisions for both applications are expected in July 2026. There can be no assurance that either application will be approved or on what terms.

In addition, we have filed new patent applications for a NanoAb targeting IL-13 and, under the RCA, we hold an exclusive option to enter into a worldwide license agreement for its development and commercialization under pre-agreed financial terms. We have also filed patent applications for four additional NanoAbs arising from our collaboration with MPG and UMG and are evaluating the exercise of our exclusive licensing options for these candidates. Furthermore, we expect to apply for funding under the European Funds for a Modern Economy (FENG) program to support the development of a multi-specific antibody targeting TH2-related diseases, including asthma, atopic dermatitis and COPD.

PC111

On March 27, 2025, we announced that we had entered into a binding option agreement for the acquisition of the Italian biotech company Pincell S.r.l., the owner of PC111, a fully human monoclonal antibody in development for the treatment of pemphigus, Stevens-Johnson Syndrome (SJS) and toxic epidermal necrolysis (TEN). PC111 targets soluble Fas ligand (FasL) and is designed to inhibit apoptosis of keratinocytes, a pathway implicated in severe skin blistering disorders. Pursuant to the terms of the option agreement, we have the right to exercise, at our sole discretion, a full transfer of Pincell’s shares, subject to the satisfaction of certain closing conditions. These conditions include receipt of Golden Power regulatory clearance by the Italian government and the fulfillment of specified funding requirements, consisting of either obtaining a grant award under the European Funds for a Modern Economy (FENG) program for our wholly owned Polish subsidiary or securing $3 million to fund the development of PC111. On June 5, 2025, we announced that the Italian government had granted Golden Power regulatory clearance. The remaining condition relates to the funding requirement. On September 18, 2025, we were notified that our initial application for a FENG grant was not selected for funding, and a subsequent appeal was rejected. We have submitted a revised application on March 30, 2026, incorporating feedback received during the prior review process. A decision on the revised application is expected in July 2026. If we do not satisfy the funding condition by August 31, 2026, we will not be able to exercise the option.

On September 11, 2025 and February 28, 2026, the parties entered into amendments to the option agreement extending the deadline for fulfillment of the option conditions to August 31, 2026 and the exercise of the option to September 30, 2026.

If the option is exercised and the acquisition is completed, Pincell’s shareholders will be eligible for development milestone payments, sublicense-related payments based on the stage of development at the time of such sublicense, and royalties on future net sales of PC111 in the low single-digit range. In addition, Pincell’s management team is expected to join a wholly owned subsidiary of the Company in Poland, and Pincell’s founder, Prof. Carlo Pincelli, is expected to join the Company’s Scientific Advisory Board.

Under the terms of the option agreement, if we or our affiliates do not file an Investigational New Drug (IND) application for PC111 with the FDA, or a comparable regulatory submission in another jurisdiction, by December 31, 2028, each seller will have the right to repurchase the shares it sold at the lower of (i) fair market value and (ii) the aggregate amount funded by us or our affiliates into Pincell (subject to a minimum equal to the nominal value of the shares).

PC111 is a fully human monoclonal antibody that binds to soluble Fas ligand (FasL), thereby blocking activation of apoptosis in keratinocytes. The Fas/FasL pathway has been implicated in multiple severe dermatological conditions. Unlike certain currently available therapies for inflammatory conditions, PC111 is not designed to broadly suppress the immune system. Pincell has developed a proprietary humanized FasL mouse model and has conducted in vitro, ex vivo and in vivo studies supporting the role of soluble FasL as a therapeutic target. In preclinical models of pemphigus, PC111 has been shown to inhibit blister formation without the use of steroids. In addition, preclinical data suggest that PC111 may modulate disease progression in SJS/TEN, including improvement of early-stage manifestations such as conjunctivitis and edema.

Pemphigus, SJS and TEN are rare but severe dermatological conditions associated with significant morbidity and mortality. Pemphigus is a chronic autoimmune blistering disease with an incidence of approximately 0.5 to 3.0 cases per 100,000 people annually and a prevalence of 15 to 30 per 100,000 people. The disease often requires long-term immunosuppressive treatment, has a substantial impact on quality of life and may be life-threatening without treatment. SJS and TEN are severe mucocutaneous reactions, typically triggered by medications, with an incidence of approximately one to six cases per million people annually for SJS and 0.4 to 1.2 cases per million for TEN. These conditions are characterized by widespread epidermal cell death and skin detachment. SJS has a mortality rate of up to 10%, while TEN has a mortality rate of 30–50%. Current treatments for pemphigus include corticosteroids, immunosuppressive agents and biologics such as rituximab. There are no approved therapies for SJS/TEN, and treatment is generally supportive, with the use of immunomodulatory agents in certain cases. These conditions represent areas of significant unmet medical need.

CDMO Services

On September 6, 2023, we announced the launch of a new business unit, Scinai Bioservices (now renamed Scinai Biopharma Services), focused on providing contract development and manufacturing services for early-stage biopharmaceutical programs. Our CDMO activities are primarily focused on analytical method development, process development, and cGMP manufacturing of clinical-stage materials, including aseptic processing and biologic drug substance development, with an emphasis on supporting early-stage biotechnology companies.

Since inception, our CDMO business has secured multiple customer engagements, including both research and GMP manufacturing projects, and has developed a growing pipeline of repeat and new clients, primarily from Israel and the United States. We continue to expand our commercial activities, with additional contracts under negotiation and increasing utilization of our development and manufacturing capabilities. As an early-stage business, the growth of our CDMO operations depends on our ability to secure additional customers, which is uncertain and may require additional funding to support operations during the scale-up phase.

Our CDMO services are supported by advanced laboratory infrastructure and a cGMP pilot manufacturing facility in Jerusalem, designed to meet EMA and FDA regulatory requirements. Our capabilities include upstream and downstream process development, process optimization and scale-up, cGMP manufacturing, fill and finish operations, analytical method development and GMP quality control, all supported by a comprehensive quality management system. Our manufacturing infrastructure incorporates modular, single-use technologies that provide operational flexibility, reduce changeover time and associated costs, and support efficient clinical manufacturing.

In December 2024, we established a U.S.-based subsidiary, Scinai Bioservices Inc., to support business development and client engagement in the U.S. market.

On February 17, 2026, we acquired 100% of the shares of Recipharm Israel Ltd. (subsequently renamed Scinai Biopharma Services Ltd.), which operates a cGMP manufacturing site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm. The Yavne site provides early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs), expanding our capabilities beyond biologics to include small-molecule development.

We currently operate our CDMO activities across two sites: our Jerusalem facility, comprising approximately 1,850 square meters (approximately 20,000 square feet), focused on early-stage development, analytics and biologics manufacturing, and the Yavne site, comprising approximately 660 square meters (approximately 7,100 square feet), which complements our capabilities with small-molecule development and manufacturing. Together, these facilities support an integrated CDMO platform spanning early development through clinical-stage manufacturing.

The acquisition of the Yavne site and the collaboration with Recipharm expand our manufacturing footprint, enhance our technical capabilities, and broaden our service offering to include both biologics and small-molecule programs. This expanded platform is intended to support a wider range of customer needs and increase our ability to attract and retain clients.

Strategic Commercial Collaboration with Recipharm

In connection with the acquisition, we and Recipharm entered into a Commercial Collaboration Agreement intended to support customer projects across multiple stages of the development lifecycle.

Under the collaboration framework:

●	We act as a preferred partner within the Recipharm network for early-stage development and clinical manufacturing projects.

●	Recipharm acts as one of our preferred partners for late-stage clinical and commercial manufacturing, subject to capacity and technical suitability

●	We have access to Recipharm’s global manufacturing network under predefined commercial terms, enabling us to support client programs that extend beyond our internal capabilities, including those of the Yavne site

●	The parties may refer client projects to one another and share economics as programs transition between development stages

The collaboration is designed to enable clients that begin development programs with us at the early stage to transition, or “graduate,” to Recipharm for late-stage clinical and commercial manufacturing, while allowing us to remain involved in the program and participate in its downstream economics.

As a result of the acquisition and the collaboration, our CDMO platform is intended to support a broader range of modalities, including recombinant proteins, antibodies, peptides, small molecules and oligonucleotides, through a combination of internal capabilities and access to Recipharm’s network.

Our Competitive Strengths

We believe that our business is supported by a combination of strategic, scientific and operational capabilities that are intended to enable us to advance our pipeline while managing development risk and capital constraints.

●	Dual business model combining R&D and CDMO operations:
We operate both a drug development business and a contract development and manufacturing (CDMO) platform. Our CDMO activities provide operational expertise in chemistry, manufacturing and controls (CMC), generate external revenues, and support our internal development programs. We believe this model provides a degree of financial and operational flexibility not typically available to early-stage biotechnology companies.

●	Capital-efficient development supported by non-dilutive funding:
We have an established focus on advancing our programs through non-dilutive funding sources, including grant applications, which we believe supports capital-efficient development. This approach is intended to enable progression of our pipeline through key value inflection points while reducing reliance on equity financing and managing dilution.

●	Flagship development asset with potential regulatory and development advantages:
We have access to externally sourced development assets with defined biological rationale and potential regulatory advantages, such as PC111, which has received orphan drug designation for pemphigus from the European Medicines Agency. We believe that such designation, together with the targeted indication and clinical development strategy, may provide opportunities for expedited regulatory pathways and potentially earlier commercialization relative to traditional development timelines, subject to regulatory approval and successful clinical development. These characteristics may enhance the attractiveness of such programs for potential partners.

●	Platform-based pipeline with multiple development options:
Our NanoAb platform, developed through our collaboration with the Max Planck Society (MPG) and the University Medical Center Göttingen (UMG), provides access to multiple potential product candidates targeting clinically validated pathways. This approach is intended to support pipeline diversification and provide optionality across different therapeutic formats and indications.

●	Selective platform validation strategy:
We are pursuing a focused approach to platform validation by prioritizing programs that we believe offer a more efficient path to proof-of-concept and partnering opportunities. This includes evaluating different product formats and development approaches in light of scientific, technical and commercial considerations.

●	Manufacturing and CMC capabilities supporting development and partnering:
We operate cGMP manufacturing facilities in Jerusalem and Yavne, supporting biologics and small-molecule development and clinical manufacturing. These capabilities enable us to advance internal programs and support external clients and may enhance our credibility in business development and partnership discussions.

●	Strategic collaboration with Recipharm enabling lifecycle support:
Through our collaboration with Recipharm, we are able to support customer programs from early-stage development through late-stage clinical and commercial manufacturing. This model is intended to allow programs initiated with us to transition to Recipharm as they advance, while enabling us to participate in downstream economics.

●	Experienced leadership with industry and operational expertise:
Our management team and Board have experience across biotechnology, pharmaceuticals, manufacturing and corporate strategy, including prior roles at Novartis, GSK and Bristol Myers Squibb, as well as involvement in the founding and development of multiple biotechnology companies.

●	Business development and partnership orientation:
We are actively pursuing partnerships and strategic transactions as part of our development model. We believe our combination of pipeline assets, platform technologies and manufacturing capabilities may support our ability to enter into such collaborations, although there can be no assurance that such efforts will be successful.

Our Business Strategy

Our strategy is to build a diversified and capital-efficient biotechnology business by combining selective pipeline development, non-dilutive funding, and an integrated CDMO platform. We aim to advance our programs through key value inflection points while managing development risk and capital requirements.

R&D Business Strategy

Our R&D strategy focuses on a combination of internally developed platform-based programs and externally sourced assets, with an emphasis on capital efficiency, risk management and optionality.

●	Advancing selected lead assets with defined development pathways:
We prioritize assets that we believe have a clear biological rationale, potential regulatory advantages and the ability to reach meaningful clinical milestones within a reasonable timeframe. This includes externally sourced programs such as PC111, as well as selected internal programs.

●	Capital-efficient development through non-dilutive funding:
We seek to advance our programs using non-dilutive funding sources, including grants, to support preclinical and early clinical development. This approach is intended to enable progression of multiple programs while reducing reliance on equity financing.

●	Platform-based pipeline with selective prioritization:
Through our collaboration with the Max Planck Society (MPG) and the University Medical Center Göttingen (UMG), we have access to a pipeline of NanoAb-based candidates targeting clinically validated pathways. We selectively prioritize programs based on scientific, technical and commercial considerations, including development timelines, funding availability and partnering potential.

●	Focus on clinically validated targets and differentiated product profiles for NanoAb programs:
For product candidates originating from our collaboration with the Max Planck Society (MPG) and the University Medical Center Göttingen (UMG), our development approach emphasizes targets that have already been clinically validated by existing therapies, which may reduce scientific risk and support more efficient development. We seek to develop differentiated product candidates through alternative formats, delivery approaches or positioning within existing therapeutic landscapes, while taking into account the competitive environment and evolving standards of care in each indication.

●	Selective advancement of externally sourced assets with differentiated regulatory and clinical pathways:
In parallel, we pursue externally sourced programs, such as PC111, that may address areas of high unmet medical need and offer potential regulatory advantages, including orphan drug designation. We believe such programs may provide opportunities for accelerated development pathways and differentiated clinical positioning, although their development involves distinct scientific and regulatory considerations.

●	Flexible asset sourcing strategy:
In addition to internally generated programs, we actively evaluate opportunities to acquire or in-license therapeutic candidates, including assets that may offer a more advanced starting point or a defined development pathway.

●	Partnership-oriented development model:
We intend to pursue strategic collaborations, out-licensing transactions and other partnership opportunities to support the development and commercialization of our programs. The timing and structure of such transactions will depend on the maturity of each program and market conditions

CDMO Business Strategy

Our CDMO strategy is to develop an integrated development and manufacturing platform that supports both external clients and our internal pipeline.

●	Focus on early-stage development and clinical manufacturing:
We target early-stage biotechnology companies requiring analytical development, process development and cGMP manufacturing for clinical programs, where we believe there is demand for flexible and responsive service providers.

●	Leveraging CDMO operations to support R&D and reduce costs:
Our CDMO activities enable us to utilize our manufacturing infrastructure, generate revenues, and support our internal programs, thereby helping to absorb fixed costs and reduce overall cash burn.

●	Expanding capabilities across modalities and manufacturing technologies:
Through our facilities in Jerusalem and Yavne, we support both biologics and small-molecule development, enabling us to broaden our service offering and address a wider range of client needs.

●	Integration with Recipharm for lifecycle support:
Through our collaboration with Recipharm, we are able to support programs from early-stage development through late-stage clinical and commercial manufacturing. This model is intended to allow client programs to transition from our platform to Recipharm as they advance, while enabling us to participate in downstream economics.

●	Scaling commercial activity and client base:
We aim to expand our CDMO business through business development activities, repeat engagements and new client acquisition, although there can be no assurance that such efforts will result in sustained growth.

Research and Development

Our research and development activities focus on advancing a pipeline of antibody-based therapeutic candidates, including both internally developed NanoAb programs and externally sourced assets.

PC111 Program

PC111 is a fully human monoclonal antibody targeting soluble Fas ligand (FasL), which is implicated in keratinocyte apoptosis in severe dermatological conditions, including pemphigus, Stevens-Johnson Syndrome (SJS) and toxic epidermal necrolysis (TEN).

Preclinical studies conducted by Pincell have demonstrated activity of PC111 across in vitro, ex vivo and in vivo models. These studies include evidence of inhibition of keratinocyte apoptosis and reduction in blister formation in pemphigus models, as well as effects on disease-relevant markers in SJS/TEN models. In addition, pharmacokinetic and pharmacodynamic data have been generated in vivo.

Development of PC111 is subject to the exercise of our option to acquire Pincell, as described above. If the option is exercised, we intend to advance PC111 through further preclinical development and into clinical studies, subject to the availability of funding and other factors.

IL-17 NanoAb Program

We are developing NanoAb candidates targeting IL-17A and IL-17F for the treatment of inflammatory conditions, including psoriasis.

Preclinical studies, including ex vivo human skin models and in vivo studies, have demonstrated anti-inflammatory effects and reduction of disease-associated markers. In June 2024, we received scientific advice from the Paul Ehrlich Institute (PEI) supporting our proposed development pathway toward a Phase 1/2a clinical trial.

We continue to evaluate development approaches for this program, including formulation and delivery strategies, as well as its positioning within the broader therapeutic landscape for IL-17-targeting treatments. Further advancement of the program, including initiation of clinical studies, is expected to depend on securing funding, completion of required preclinical activities and ongoing strategic prioritization decisions.

Additional NanoAb Programs

Through our collaboration with the Max Planck Society (MPG) and the University Medical Center Göttingen (UMG), additional NanoAb candidates have been identified, including targets such as IL-13 and TSLP for inflammatory diseases.

We hold exclusive options to license these candidates under pre-agreed terms. We are evaluating these programs based on scientific, technical and commercial considerations, as well as available resources.

COVID-19 NanoAb Program

We have suspended active development of our COVID-19 NanoAb program due to changes in market conditions and are not currently pursuing further development unless a suitable partner is identified.

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

Manufacturing

We built, own, and operate a biologics manufacturing facility in Jerusalem, which is capable of manufacturing GMP-compliant product candidates for use in either clinical trials or for small to medium scale commercial supply. We have manufactured the COVID-19 and IL-17 NanoAbs for our preclinical in vivo studies in our facility, and although we currently anticipate using our facility for future manufacturing of product candidates, we may also rely on a third party CMO for commercial manufacturing. As part of our acquisition of Scinai Biopharma from Recipharm, we also acquired Scinai Biopharma’s manufacturing capabilities at a facility in Yavne, Israel. Scinai Biopharma operates a cGMP manufacturing site, providing early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs) for biopharmaceutical customers’ clinical programs.

Properties

Facilities Leasing Agreements

We conduct our operations across two primary facilities in Israel, located in Jerusalem and Yavne, which together support our integrated contract development and manufacturing (CDMO) platform.

We lease approximately 1,850 square meters (approximately 20,000 square feet) in the Jerusalem BioPark, located on the Ein Kerem Hadassah campus, adjacent to Hadassah University Hospital and the Hebrew University Medical School. The lease expires on December 31, 2032. The Jerusalem facility is focused on biologics development and clinical-stage manufacturing and includes laboratories, offices, and cGMP manufacturing suites. Capabilities at this site include upstream and downstream process development, process optimization and scale-up, cGMP manufacturing and limited aseptic fill and finish operations for clinical supply. The facility is supported by infrastructure designed to accommodate a range of biologics manufacturing processes and equipment and features modular, single-use systems that provide operational flexibility and enable adaptation to multiple manufacturing platforms, including recombinant proteins based products.

Our wholly owned subsidiary, Scinai Biopharma Services Ltd., leases approximately 660 square meters (approximately 7,100 square feet) in Yavne, Israel. The lease expires in August 2030. The Yavne facility is a cGMP development site focused on early-stage chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs) for preclinical and clinical studies. It includes laboratories, offices, production rooms, analytical laboratories and a Class D cleanroom supporting cGMP operations. Capabilities at the site include medicinal chemistry, custom synthesis, route scouting and optimization, scale-up development, analytical method development and validation, stability studies, and small-batch cGMP manufacturing of APIs for toxicology and Phase 1/2 clinical trials. The facility operates in compliance with cGMP standards and supports customers across multiple countries.

Together, the Jerusalem and Yavne facilities provide complementary capabilities across biologics and small-molecule development, enabling us to support customer programs from early-stage development through clinical manufacturing.  We believe that these facilities are adequate for our current needs and for the foreseeable future. We may seek to renew the leases upon expiration, subject to market conditions and agreement with the respective landlords, and may expand our facilities if required.

Fixed Assets

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture, software and improvements in leased property. As of December 31, 2025, these assets relate to our Jerusalem facility. The accumulated depreciation as stated in our financial statements is deducted from the gross value of fixed assets.

Our fixed assets, net of accumulated depreciation, were $7.8 million as of December 31, 2025 and $9.2 million as of December 31, 2024.

Laboratories and Manufacturing Infrastructure

Our facilities in Jerusalem and Yavne include laboratories and manufacturing infrastructure supporting our research, development and CDMO activities. These facilities are equipped to support analytical testing, process development, and cGMP manufacturing for biologics and small-molecule programs.

Our Jerusalem site includes analytical and process development laboratories and cGMP manufacturing suites supporting upstream and downstream processing, formulation and aseptic fill and finish for clinical supply. Our Yavne site includes laboratories and production areas supporting medicinal chemistry, analytical services and small-scale cGMP manufacturing of active pharmaceutical ingredients (APIs) for preclinical and clinical programs. Both sites are supported by quality systems, controlled storage areas and infrastructure designed to meet applicable regulatory requirements.

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

Israeli Innovation Authority

Since 2006, we have received approximately $6.2 million in grants to the Israeli Innovation Authority (IIA), formerly known as the Office of the Chief Scientist. The grants were for research and development of M-001. In light of the Phase 3 clinical trial results, we do not currently expect any future revenues from M-001 and therefore do not currently expect to make any royalty payments to the IIA. The Company is subject to various other restrictions pursuant to the grants, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, we do not expect these restrictions to be material to our ongoing operations.

In November 2023, we announced that the IIA had approved a non-dilutive grant, with effective date being September 1, 2023, covering 66% of the costs of an NIS 3.5 million (approximately $1.0 million) project aimed at ramping up our new CDMO business unit. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant. IIA informed us that in August 2024 Scinai can apply for a grant extension covering 66% of additional NIS 1.5 million. In October 2025, we announced that we were awarded a grant of NIS 809,000 (about $246,000) from the IIA, which will fund approximately 66% of a NIS 1.23 million ($373,000) project aimed at acquiring and installing an advanced fill-and-finish system for sterile manufacturing. In February 2026, we announced that following an additional review by the IIA, the Company's project to advance a robotic aseptic fill & finish platform has been approved for expanded support. We are also exploring potential research grants from other potential governmental sources.

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

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other changes, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislation, will continue into 2031, with the exception of a temporary suspension of the payment reduction from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Effective January 1, 2024, manufacturers’ MDRP rebate liability is no longer capped, meaning manufacturers may pay more in MDRP rebates than they receive on the sale of certain covered outpatient drugs. In the future, there may be additional challenges and/or amendments to the ACA.

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

Europe and Other Territories

Before obtaining regulatory approval for a product, we must obtain authorization to conduct clinical trials. In the European Union, clinical trials are governed by the Clinical Trials Regulation (EU No. 536/2014), which became fully applicable on January 31, 2022. This regulation harmonizes the assessment and supervision of clinical trials across EU member states and allows for a single submission through the Clinical Trials Information System (CTIS) for trials conducted in multiple countries. Clinical trial applications must be approved by both the relevant national competent authority and an independent ethics committee prior to initiation.

To obtain marketing approval in the European Union, we may submit a marketing authorization application under the centralized procedure, which, if approved, results in a single authorization valid across all EU member states. The centralized procedure is mandatory for certain categories of products, including biologics and orphan medicinal products, and may be used for other innovative products. The standard evaluation timeline is up to 210 days, excluding clock stops, although accelerated assessment may be granted in certain cases where a product is considered to be of major public health interest. In addition, other regulatory pathways, such as decentralized or national procedures, may be available depending on the nature of the product and development strategy.

For countries outside the European Union, including in Eastern Europe, Latin America and Asia, regulatory requirements governing clinical trials, product approval, pricing and reimbursement vary by jurisdiction. In all cases, clinical trials must be conducted in accordance with Good Clinical Practice (GCP) and applicable regulatory and ethical standards.

Failure to comply with applicable regulatory requirements in any jurisdiction may result in sanctions, including fines, suspension or withdrawal of approvals, product recalls, operational restrictions or criminal penalties.

Intellectual Property

Our intellectual property strategy is based on a combination of in-licensed rights, proprietary know-how and manufacturing expertise.

PC111 Program

Our lead clinical asset, PC111, is based on intellectual property licensed from third parties. These rights include patents and related know-how covering the development and commercialization of the product candidate. We hold exclusive rights under the applicable agreements to develop and commercialize PC111 in the licensed territories, subject to customary obligations such as milestone payments and royalties. The scope and duration of these rights are defined in the relevant license agreements and generally extend on a country-by-country basis for the life of the underlying patents and, in certain cases, for a period following first commercial sale.

NanoAbs Platform

We license the core intellectual property for our NanoAbs program from the Max Planck Society (MPG) under an exclusive license agreement. This agreement provides us with an exclusive, worldwide license to develop and commercialize NanoAbs based on certain patents and related intellectual property owned by MPG. Under the terms of the agreement, the license continues on a product-by-product and country-by-country basis until the later of (i) the expiration or abandonment of the relevant patent rights in such country and (ii) ten years from the date of first commercial sale of such product in such country. We also have the right to access additional nanobody targets under similar terms.

Additional Know-How and Capabilities

In addition to licensed intellectual property, we rely on proprietary know-how, trade secrets and accumulated expertise, particularly in biologics development and manufacturing. Our integrated capabilities, including process development and manufacturing at our facility, form an important component of our overall competitive position, especially in connection with our CDMO activities. We seek to protect our intellectual property through a combination of patents, contractual rights, confidentiality obligations and other measures, although there can be no assurance that such protections will be adequate or enforceable.

Environmental Matters

We are subject to various environmental, health and safety laws and regulations, including those governing the use, management and disposal of hazardous and biological materials and wastes and the cleanup of contaminated sites. We believe that our business, operations and facilities are being operated in compliance in all material respects with applicable environmental and health and safety laws and regulations. Our laboratory personnel have ongoing communication with the Israeli Ministry of Environmental Protection in order to verify compliance with relevant instructions and regulations. In addition, all of our laboratory personnel participate in instruction on the proper handling of chemicals, including hazardous substances before commencing employment, and during the course of their employment, with us. In addition, all information with respect to any chemical substance that we use is filed and stored as a Material Safety Data Sheet, as required by applicable environmental regulations. Based on information currently available to us, we do not expect environmental costs and contingencies to have a material adverse effect on us. The operation of our facilities, however, entails risks in these areas. Significant expenditures could be required in the future if we are required to comply with new or more stringent environmental or health and safety laws, regulations or requirements.

C.	Organizational Structure

Our wholly-owned subsidiary, Scinai BioServices Inc., was incorporated in Delaware on December 5, 2024 to serve as a CDMO contracting party for clients based in the United States. On March 24, 2025, we acquired a Polish company, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, as to serve as our wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government. On February 16, 2026, we acquired Scinai Biopharma, our wholly-owned subsidiary incorporated in Israel. Scinai Biopharma operates a cGMP manufacturing site, providing early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs) for biopharmaceutical customers’ clinical programs.

D.	Property, Plants and Equipment

Our principal executive offices and main laboratory are located at Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, next to Hadassah University Hospitals and Hebrew University’s Medical School. We lease there approximately 1,850 square meters (20,000 square feet), and the lease expires on December 31, 2032. Our wholly-owned subsidiary, Scinai Biopharma, also operates a laboratory in Yavne, Israel. We lease there approximately 660 square meters (7,100 square feet), and the lease expires on August 11, 2030, and provides for automatic extensions for two additional 60-month terms unless we provide three months’ notice prior to the end of the then-current term.

For the year ended December 31, 2025, cash outflow for our office and laboratory leases amounted to $0.09 million.

Our fixed assets are comprised of factory leasehold improvements, laboratory equipment, furniture and software. The accumulated depreciation as stated in our financial reports is deducted from the fixed assets value. Our fixed assets, less deduction for the accumulated depreciation, were $7.8 million as of December 31, 2025 and $9.2 million as of December 31, 2024.

For a description of our current laboratory see Item 4B. “Business Overview – Properties”.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The information contained in this section should be read in conjunction with our consolidated financial statements for the year ended December 31, 2025 and related notes and the information contained elsewhere in this annual report. Our financial statements have been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC).

Company Overview

We are a biopharmaceutical company with two complementary business units: (i) Scinai R&D, focused on the development of innovative therapeutics in inflammation and immunology, and (ii) our contract development and manufacturing organization (CDMO) business, which operates through our subsidiary, Scinai Biopharma Services Ltd.

Our R&D activities are centered around two pillars:

●	PC111 Program – In 2025, we entered into an option agreement, as amended on September 11, 2025 and February 28, 2026, to acquire Pincell S.r.l., an Italian biotechnology company and the owner of PC111, a fully human monoclonal antibody targeting pathways involved in keratinocyte cell death and inflammation, with potential applications in severe dermatological conditions.

●	NanoAbs Platform – We are developing a pipeline of novel therapeutics based on NanoAbs (VHH antibody fragments), which possess unique physicochemical properties and are suitable for advanced mono- and multi-specific antibody formats. Our NanoAbs activities are conducted in collaboration with the Max Planck Society (MPG), including the Max Planck Institute for Multidisciplinary Sciences (MPI-MS), and the University Medical Center Göttingen (UMG) in Germany.

We continue to evaluate and in-license or acquire additional therapeutic assets aligned with our focus areas. In addition, we are currently evaluating the development strategy for our IL-17 program in light of scientific, technical and market considerations, including the evolving competitive landscape for IL-17-targeting therapies. As part of this process, we are assessing alternative approaches and prioritization of our R&D programs.

Our CDMO business provides integrated development and manufacturing services to small and emerging biotech companies, supporting clients from early-stage development through clinical-stage production. Following our acquisition of Recipharm Israel Ltd. on February 17, 2026 (subsequently renamed Scinai Biopharma Services Ltd.), we are in the process of consolidating our CDMO activities under this subsidiary. This includes the planned transfer of certain CDMO-related assets, operations and employees to Scinai Biopharma Services Ltd. pursuant to Section 104 of the Israeli Income Tax Ordinance, subject to applicable approvals and implementation.

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

As part of the abovementioned turnaround, on December 22, 2021, the Company signed a definitive exclusive, worldwide, License Agreement (“LA”) with the Max Planck Society (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences (“MPI”), and the University Medical Center Göttingen (“UMG”), both in Gottingen, Germany, for the development and commercialization of innovative NanoAbs for the treatment of COVID-19. The agreement provides for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. In addition, the Company signed an accompanying Research Collaboration Agreement (“aRCA”) with MPG and UMG in support of the abovementioned development of a COVID-19 NanoAb by MPI and UMG. This collaboration included monthly payments and was intended to continue until the earlier of two years or the initiation of first-in-human clinical trials. Following our decision to pursue partnering opportunities for the COVID-19 program, we agreed with MPG and UMG to terminate this research collaboration.

On March 23, 2022, we signed a five-year Research Collaboration Agreement (“RCA”; collectively, with the LA and aRCA, the “MPG/UMG Agreements”) with MPG and UMG covering the discovery, selection and characterization of NanoAbs for up to nine molecular targets across multiple indications, including plaque psoriasis, psoriatic arthritis, asthma and wet macular degeneration. These targets are clinically validated for antibody-based intervention, which we believe reduces discovery risk and may shorten development timelines. We believe that NanoAbs offer advantages such as strong binding affinity, thermal stability, and potential flexibility in routes of administration. Each NanoAb candidate is intended to represent a novel molecule, supported by patent filings, while collectively forming a pipeline based on a shared discovery, development and manufacturing platform. Under the RCA, we hold an exclusive option to enter into pre-negotiated worldwide license agreements for the development and commercialization of each NanoAb candidate.

On June 5, 2023, we announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), we signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (NanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

CDMO services

On September 6, 2023, we announced the launch of a new business unit named Scinai Bioservices now renamed Scinai Biopharma Services), focused on providing contract development and manufacturing services for early-stage biopharmaceutical programs. Our CDMO activities are primarily focused on analytical method development, process development, and cGMP manufacturing of clinical-stage materials, including aseptic processing and biologic drug substance development, with an emphasis on supporting early-stage biotechnology companies.

Our CDMO services are supported by advanced laboratory infrastructure and a cGMP pilot manufacturing facility in Jerusalem, designed to meet EMA and FDA regulatory requirements. Our capabilities include upstream and downstream process development, process optimization and scale-up, cGMP manufacturing, fill and finish operations, analytical method development and GMP quality control, all supported by a comprehensive quality management system. Our manufacturing infrastructure incorporates modular, single-use technologies that provide operational flexibility, reduce changeover time and associated costs, and support efficient clinical manufacturing.

On February 17, 2026, we acquired 100% of the shares of Recipharm Israel Ltd. (subsequently renamed Scinai Biopharma Services Ltd.), which operates a cGMP manufacturing site in Yavne, Israel, and entered into a long-term strategic commercial collaboration with Recipharm. The Yavne site provides early chemistry development and small-scale manufacturing of active pharmaceutical ingredients (APIs), expanding our capabilities beyond biologics to include small-molecule development.

The acquisition of the Yavne site and the collaboration with Recipharm expand our manufacturing footprint, enhance our technical capabilities, and broaden our service offering to include both biologics and small-molecule programs. This expanded platform is intended to support a wider range of customer needs and increase our ability to attract and retain clients.

Key Components of Statements of Operations

Revenues

Sources of revenues. Since our inception, we have generated significant losses in connection with our research and development, clinical trials and general administrative expenses in support of our operations. We started to generate revenues only from 2024 from our CDMO business unit.

Cost of Revenues

Our Cost of Revenues consist primarily of salaries and related personnel expenses. These expenses represent the allocation of the cost of our manufacturing facilities, which are utilized to generate our CDMO revenues, over their estimated useful lives, and constitute a significant portion of our operational costs.

Operating Expenses

Our operating expenses consist primarily of salary and related personnel expenses, Research Collaboration Agreement costs, depreciation and professional services.

Research and development expenses.

Our research and development expenses consist primarily of expenses related to our Research Collaboration Agreement, fees paid to consultants, patent-related legal fees, costs of preclinical studies and clinical studies, drug and laboratory supplies, and costs for facilities and equipment. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expense in the near future. Increases or decreases in research and development expenditures are attributable to the number and/or duration of the clinical studies that we conduct.

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

The lengthy process of completing clinical studies and seeking regulatory approval for any Company product candidate requires the expenditure of substantial resources. Any failure or delay in completing clinical studies, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the risk factors set forth above in “Risk Factors”, we are not able to estimate with any certainty when we will recognize any net cash inflows from our projects.

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

Since 2006, we received $6.2 million in IIA grants and Euro 24 million ($25.6 million) in EIB loans.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses consist primarily of salaries and expenses related to employee benefits, including share-based compensation, for our general and administrative staff. This group which includes employees in executive, operational, finance, and human resources roles. In addition, these expenses include consulting, legal, and other professional services related to general and administrative operations, business development, as well as costs associated with conferences and investor relations activities.

Financial Income and Expenses

Financial income consists primarily of interest income on our cash and cash equivalents, foreign currency exchange income, income in respect of EIB loan and warrants valuation. Financial expenses consist primarily of expenses related to bank charges, foreign currency exchange, SEPA expenses and issuance costs.

Participation by Third Parties

Our research and development expenses are net of certain participations by third parties.

Research and development grants received from the IIA are recognized upon receipt as a liability if future economic benefits are expected from the project that will result in royalty-bearing sales. The amount of the liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest that reflects the appropriate degree of risks inherent in our business. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses.

At the end of each reporting period, we evaluate whether there is reasonable assurance that the received grants will not be repaid based on its best estimate of future sales and, if so, no liability is recognized and the grants are recorded against a corresponding reduction in research and development expenses.

As a result of the failure of the Phase 3 clinical trial, the Company’s management estimates that there will be no future revenues from M-001. Therefore, most likely, there will be no future royalty payments to the IIA.

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

Taxes on Income

Israeli resident companies, such as the Company, are generally subject to corporate tax at the rate of 23% as of 2025.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) the control and management of its business are exercised in Israel.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Revenues. Our revenues for the year ended December 31, 2025 were $1.3 million, compared to $0.7 million for the year ended December 31, 2024. The increase reflects continued expansion of our CDMO activities and growing customer engagement.

Research and Development Expenses, net

Research and development expenses. Our research and development expenses for the year ended December 31, 2025 amounted to $2.4 million, compared to $5.6 million for the year ended December 31, 2024. The decrease was primarily due to a decrease in the allocation of employees and facilities to the R&D business unit.

Marketing, General and Administrative Expenses

Our marketing, general and administrative expenses for the year ended December 31, 2025 amounted to $2.6 million, compared to $2.6 million for the year ended December 31, 2024.

Financial Income, Net

Our financial income, net for the year ended December 31, 2025 amounted to $ 1million, primarily from exchange rate differences, SEPA commitment fees.

Our financial income, net for the year ended December 31, 2024 amounted to $13.5 million primarily from financial income from loan conversion of $14.8 million offset principally by exchange rate differences of approximately $1.5 million.

Net Income (Loss)

Our net loss for the year ended December 31, 2025 was $8.3 million, compared to our net income for the year ended December 31, 2024 of $4.8 million. The decrease was primarily due to financial income from loan conversion of $14.8 million recognized in 2024, which did not recur in 2025.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024.

See Item 5 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through public and private offerings of our equity securities in Israel and the U.S., grants from the IIA, grants received by the Israeli Ministry of Economy and European grants under the UNISEC consortium and the loan from the EIB. Information regarding the outstanding loan from the EIB is set forth above in “Research and other Grants: Finance Contract - European Investment Bank.”

As of December 31, 2025, we had cash and cash equivalents and short-term deposits of $1.6 million as compared to $1.9 million as of December 31, 2024. Our cash and cash equivalents are denominated in U.S. dollars.

Net cash used in operating activities was $6.0 million for the year ended December 31, 2025, compared with net cash used in operating activities of $6.3 million for the year ended December 31, 2024.

Net cash used by investing activities for the year ended December 31, 2025 was $0.024 million, consisting primarily of purchase of property, plant and equipment compared with net cash used by investing activities of $0.012 million for the year ended December 31, 2024.

Net cash provided by financing activities for the year ended December 31, 2025 was $5.7 million, primarily from proceeds from issuance of ADSs under the Standby Equity Purchase Agreement with Yorkville Advisors compared to $3.4 million as of December 31, 2024.

Our current cash position is not sufficient to fund our planned operations for at least one year from the date of the issuance of our financial statements. Accordingly, there is substantial doubt about our ability to continue as a going concern. While we generate revenues from our CDMO activities, these revenues are not currently sufficient to fund our operations. Our ability to continue as a going concern is dependent on our ability to obtain additional financing, reduce costs and manage our liabilities as they become due. There can be no assurance that we will be able to obtain such financing on acceptable terms, or at all, particularly in light of current market conditions and our market capitalization.

We will require substantial additional financing not only to continue our operations but also to support the growth of our CDMO business and advance our therapeutic development programs. We expect to continue to incur significant operating and capital expenditures, including costs related to expanding our CDMO capabilities, research and development activities, manufacturing and regulatory compliance. If we are unable to obtain sufficient financing, we may be required to delay, limit, reduce or terminate certain of our activities, implement additional cost-saving measures, or cease operations. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty

The Company’s financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2025, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

In February 2021, we closed an underwritten offering in which we sold 24,712 ADSs at a public offering price of $495 per ADS resulting in gross proceeds of approximately $13.8 million.

In December 29, 2021, we closed an underwritten offering in which we sold 41,440 ADSs at a public offering price of $236 per ADS resulting in total proceeds of approximately $9.780 million.

On December 20, 2022, we closed an underwritten offering in which we sold 160,000 units and pre-funded units resulting in gross proceeds of $7.3 million and a net sum of $7.2 million after deduction of issuance expenses. Each unit consisted of one ADS and two warrants, , and each pre-funded unit consisted of one pre-funded warrant to purchase one ADS and two warrants. Each ADS (or pre-funded warrant) was sold together with two warrants at a combined purchase price of $50.00 per unit (or $49.99 per pre-funded unit after reducing $0.001 attributable to the exercise price of the pre-funded warrant). All the warrants have since expired. We received gross proceeds of $7.3 million and a net sum of $7.2 million after deduction of issuance expenses.

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

On August 20, 2024, we announced that we had entered into a $2.0 million Investment Commitment Agreement with RK Stone Miami LLC (“RK Stone”), an affiliate of Mr. Daniel Stone, the largest shareholder of the Company. Pursuant to the agreement, we had the right to issue and sell ADSs to RK Stone, from time to time through December 31, 2024, for an aggregate purchase price of up to $2 million. Each such sale of ADSs was to be initiated (at the Company’s discretion) by the Company providing an advance notice to RK Stone of the sale of ADSs in a minimum- amount of $200,000 and a maximum amount of $500,000, provided that we were not able to provide advance notices for an aggregate amount greater than $1.5 million prior to December 1, 2024. The price of the ADSs was to be calculated based on the lower of (i) the volume weighted average price (the “VWAP”) of the daily VWAP of the ADSs for the ten trading days prior to the Company providing the advance notice or (ii) the VWAP of the daily VWAP of the ADSs for the three trading days following the delivery of the advance notice (provided the Company may impose a minimum market price for such three day period, and in the event the market price for such period is less than the minimum market price the Company has the right to rescind the advance notice and not issue the ADSs), in either case subject to a discount of 5%. Pursuant to the agreement, we issued 28,698 ADSs to RK Stone as a commitment fee. In addition, we issued pre-funded warrants to RK Stone to acquire an aggregate of 602,826 ADSs for an aggregate purchase price of $2.0 million, which was the entire amount we were able to raise under the agreement.

In June 2025, we raised $1.5 million in gross proceeds through drawdowns under the Standby Equity Purchase Agreement, dated as of March 3, 2025, with YA II PN, Ltd. and issued 511,690 ADSs. The funding was executed at a volume-weighted average price of approximately $2.90 per ADS. See “– March 2025 Standby Equity Purchase Agreement” below.

In July and August 2025, we raised $4.2 million in proceeds through drawdowns under such facility and issued 1,638,062 ADSs. The capital raising was executed at a volume-weighted average price of approximately $2.57 per ADS.

In February 2026, we were awarded a non-dilutive grant of approximately NIS 966,000 (about $310,000) from the Israel Innovation Authority (IIA). The grant will fund approximately 66% of a NIS 1.46 million ($468,000) project aimed at acquiring and installing an advanced fill-and-finish system, for sterile manufacturing.

We expect that we will incur additional losses as our CDMO Business Unit currently operates at a loss because revenue does not yet cover base operating expenses and related costs required to provide CDMO services. In parallel, we continue to advance our research and development programs, which require continued investment and are not supported by product revenue at this stage. As a result, we expect to continue to incur operating losses, and we may be required to obtain additional funds to additional funding to support CDMO scale-up to breakeven and to continue our research and development activities.

March 2025 Standby Equity Purchase Agreement

On March 3, 2025, we entered into a Standby Equity Purchase Agreement (the “March 2025 SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the First Commitment Amount, at our direction from time to time, subject to the restrictions and satisfaction of the conditions in the March 2025 SEPA, during the period commencing on the date of execution of the March 2025 SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the March 2025 SEPA, and (ii) YA’s purchase of the total First Commitment Amount under the March 2025 SEPA, such period the First Commitment Period. Pursuant to the terms of the March 2025 SEPA, we issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the March 2025 SEPA. We filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the March 2025 SEPA from time to time during the First Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the March 2025 SEPA, if and when we determine to sell additional ADSs to YA under the March 2025 SEPA. YA has no right to require us to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by us, subject to the restrictions and satisfaction of conditions set forth in the March 2025 SEPA upon receipt of a notice sent by us to YA setting forth the number of ADSs that we desire to issue and sell to YA, or an Advance Notice. The purchase price of the ADSs that we may direct YA to purchase from time to time under the March 2025 SEPA will be equal to 97% of the lowest daily volume weighted average price (VWAP) during the three consecutive trading day period commencing on the date that we deliver any Advance Notice to YA. We have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which we are willing to sell ADSs to YA.  On March 24, 2025, we delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025, the Company received gross proceeds of approximately $104,000.

September 2025 Standby Equity Purchase Agreement

On September 10, 2025, we entered into a Standby Equity Purchase Agreement (the “September 2025 SEPA”) with YA. Pursuant to the September 2025 SEPA, we have the right, but not the obligation, to sell to YA from time to time during the 36 months following the execution of the September 2025 SEPA (each such occurrence, an “Advance”) up to $15.0 million (the “Second Commitment Amount”) of ADSs, subject to the restrictions and satisfaction of the conditions in the September 2025 SEPA. Pursuant to the terms of the September 2025 SEPA, any ADSs sold and issued by us to YA will be sold at a purchase price equal to 97% of the lowest of the three daily VWAPs of the ADSs during the three consecutive trading days commencing on the trading day of the Company’s delivery of an Advance Notice to YA (the “Advance ADSs”). We may also specify a certain minimum acceptable price per ADS in each Advance.  As consideration for YA’s irrevocable commitment to purchase the ADSs up to the Second Commitment Amount, we agreed to pay a commitment fee of $108,000 (the “Commitment Fee”) as follows: 50% on or about the date of execution of the September 2025 SEPA by the issuance by us to YA of 35,461 ADSs and (ii) 50% in cash on the earlier of (i) the date of the first issuance of Advance ADSs under the September 2025 SEPA (in which event the amount due may be paid from the cash proceeds of the first Advance) and (ii) 90 calendar days following the date on which the registration Statement registering the offer and sale by YA of the ADSs is declared effective by the SEC, which has occurred. Pursuant to the Purchase Agreement, YA is not obligated to purchase or acquire any ADSs under the September 2025 SEPA which, when aggregated with all other ADSs and Ordinary Shares beneficially owned by YA and its affiliates, would result in the beneficial ownership of YA and its affiliates (on an aggregated basis) to exceed 9.99% of the then-outstanding voting power or number of the Company’s Ordinary Shares.

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

E. Critical Accounting Policies

The preparation of financial statements and the related notes thereto included elsewhere in this annual report in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments, and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

We believe that the following accounting policies involve a substantial degree of judgment and complexity, and accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See also note 2 to our financial statements included elsewhere in this annual report.

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. The majority of our fixed assets are concentrated in our CDMO facility in Jerusalem. Our ability to generate positive cashflows from such facility may impact the recoverability of such assets and may trigger future impairment to such facility. During the years ended December 31, 2025 and 2024, no impairment indicators were recognized.

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

Name	Age	Position
Amir Reichman	50	Chief Executive Officer and Director
Uri Ben-Or	55	Chief Financial Officer
Elad Mark	44	Chief Operating Officer
Mark Germain	75	Chairman of the Board of Directors
Jay Green(1)	54	Director
Yael Margolin(1) (2)	72	Director
Samuel Moed (2)	63	Director
Adi Raviv(1) (2)	70	Director

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

Executive Officers

Mr. Amir Reichman has served as Chief Executive Officer of the Company since 2021. As of March 31, 2026, Mr. Reichman also serves as Chief Executive Officer of the Company’s subsidiary, Scinai Biopharma Services Ltd. Prior to joining the Company, Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 to March 2021. Before that, he served as Senior Director of Vaccines Supply Chain at GSK from September 2015 to November 2017.

Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility within the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, North Carolina from 2011 to 2015, prior to the acquisition of Novartis Vaccines by GSK. Mr. Reichman was also among the founding team of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company focused on drug-device combination products for the treatment of Parkinson’s disease, which was acquired by Mitsubishi Tanabe Pharma Corporation in 2017. He served as NeuroDerm’s first employee and as a Senior Scientist until 2009. Mr. Reichman holds an M.Sc. in Biotechnology Engineering from Ben-Gurion University of the Negev and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania.

Mr. Uri Ben-Or, CPA, MBA, has served as Chief Financial Officer of the Company since 2007. As of March 31, 2026, Mr. Ben-Or also serves as Chief Financial Officer of the Company’s subsidiary, Scinai Biopharma Services Ltd. In January 2007, Mr. Ben-Or founded CFO Direct, through which he provides financial management services to the Company. Mr. Ben-Or has over 20 years of experience in corporate finance, accounting, mergers and acquisitions and public offerings, and has served as chief financial officer of multiple life sciences companies listed on the Tel Aviv Stock Exchange, Nasdaq and over-the-counter markets. Mr. Ben-Or holds a B.A. in Business from the College of Administration, an M.B.A. from Bar-Ilan University and is a certified public accountant in Israel.

Mr. Elad Mark joined the Company in 2018 as Site Head and served as Chief Operating Officer from September 2019. As of March 31, 2026, Mr. Mark serves as Chief Business Officer and Chief Technology Officer (CBO/CTO) of the Company’s subsidiary, Scinai Biopharma Services Ltd., where he is responsible for business development, sales and marketing, program management, and cross-site engineering and technical functions across the CDMO platform. In this role, Mr. Mark focuses on commercial growth, client engagement and the integration of technical and operational capabilities across the subsidiary’s manufacturing sites. Prior to joining the Company, Mr. Mark served for more than three years at Novartis as Technical Process Manager and Area Lead Process for the establishment of a large-scale biologics manufacturing facility in Singapore, a $800 million investment focused on drug substance manufacturing based on cell culture technology, supporting both clinical and commercial production of monoclonal antibodies for autoimmune, respiratory and oncology indications. Before that, Mr. Mark served as Head of the Engineering Department at Biopharmax Group, a company specializing in engineering, procurement, construction and management (EPCM) services for the pharmaceutical industry. Mr. Mark is a bioprocess engineer with over 15 years of experience across biotechnology engineering and manufacturing projects, including feasibility studies, conceptual and detailed design, commissioning, qualification and process validation. Mr. Mark holds a B.Sc. in Engineering from Afeka Academic College of Engineering in Tel Aviv and an MBA from the Open University of Israel.

Directors

Mr. Mark Germain joined the Board of Directors of the Company in 2018 and has served as Chairman of the Board since 2019. As of March 31, 2026, Mr. Germain also serves as Chairman of the Board of the Company’s subsidiary, Scinai Biopharma Services Ltd. Mr. Germain has been involved as a founder, director, chairman and investor in over twenty biotechnology companies and has assisted many of them in arranging corporate partnerships, acquiring technology, executing mergers and acquisitions, and completing financing and public offering transactions. Mr. Germain graduated from New York University School of Law in 1975, where he was a member of the Order of the Coif, and was a partner at a New York law firm specializing in corporate and securities law until 1986. From 1986 to 1991, he served in senior executive roles, including as president of a public company that was subsequently sold. In addition to serving as Chairman of the Company, Mr. Germain is a Managing Director at The Aentib Group, a boutique merchant bank, and previously served on the board of Pluristem Therapeutics from 2007 through June 2022, including as Co-Chairman and lead independent director. He is also a co-founder and director of a number of private companies in and outside the biotechnology sector.

Mr. Jay Green CPA, CA, MAcc, joined the board of directors in 2022. He is currently the Chief Financial Officer of a privately held, Canadian-based healthcare services company, a role that he has held since January 2022. Prior to this, he completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. In 2020 and 2021, Mr. Green served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

Dr. Yael Margolin joined the board of directors in 2020. Dr. Margolin has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. From the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Mr. Samuel Moed joined the board of directors in 2020. Mr. Moed is a healthcare executive with over 35 years of experience. He was for seven years Head of Corporate Strategy at Bristol Myers Squibb (“BMS”), a global biopharma company, until his retirement in 2020. Prior to that role, Mr. Moed was Head of Strategy Worldwide Pharma, President of US Pharma and President of the WW Consumer Health care Business at BMS. In addition to Scinai, Mr. Moed serves on the board of Mediwound Ltd., a company that develops, manufactures and commercializes bio-therapeutic solutions for tissue repair and regeneration, is a Venture Partner at aMoon, a HealthTech and Life Sciences investment fund with Scinai’s former controlling shareholder Mr. Marius Nacht as the anchor investor, and advises companies in the healthcare arena. Mr. Moed received his BA in history from Columbia University in New York City in 1985.

Mr. Adi Raviv joined the board of directors in 2020. Mr. Raviv is a senior financial executive with a career spanning over 35 years. He founded HTI Associates LLC in 1996 and since then has served as its managing member. In the past five years, and in the capacity of a consultant on behalf of HTI, Mr. Raviv has served as a Chief Executive Officer, Chief Financial Officer and Senior Advisor, respectively, to several healthcare and related companies, and continues to serve in a CFO role in one such company. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros over a span of a dozen years. Mr. Raviv served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

Our Scientific Advisory Board

Our Scientific Advisory Board includes specialists and experts in Israel, with experience in the fields of biochemistry, infectious diseases and medical research. Our Scientific Advisory Board plays an active role in advising us with respect to our products, technology development, clinical trials and safety. Pursuant to their respective appointment letters, our advisory board members are entitled to receive the following compensation: As approved by the board of directors of the Company, each SAB member receives in consideration for his/her Advisory Board membership and for provision of the Services as detailed in the standard SAB agreement approved by the board of directors, an award of RSUs for 5,000 (five thousand) ADSs, each representing 4,000 Ordinary Shares of the Company, as of the effective date of each SAB member agreement, pursuant to the 2018 Israeli Share Option Plan (the “Plan”), to vest in three equal tranches each consisting of 1,667 RSUs starting on the first anniversary of each SAB agreement subject to the continued provision of services on each vesting date. Each SAB member shall also receive annual cash compensation in the amount of $12,000 (twelve thousand USD), payable in two semiannual installments ($6000 each), with the first one paid within 60 days after the effective date of each SAB agreement in consideration for his/her Scientific Advisory Board membership and for provision of the services during the term of the agreement.

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

Following shareholder approval, we granted equity awards to our non-management directors. In 2023, shareholders approved the option awards to each of our non-management directors. We granted to each such director (other than our chairman) options to purchase 2,000 ADSs of the Company, and to our chairman options to purchase 4,000 ADSs, all at an exercise price of $18.10, which was the higher of (i) 130% of the closing price of the Company’s ADSs on June 15, 2023 (the date the Board approved this proposal) or (ii) 100% of the closing price of the Company’s ADS on August 24, 2023 (the date of shareholder approval). The options vest in equal annual installments over a period of three years, commencing one year following the date of shareholder approval. The options are subject to accelerated vesting and will become immediately exercisable in the event of a change of control.

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

At our annual shareholders meeting held on December 22, 2025, our shareholders approved a grant of 60,000 restricted share units (“RSUs”) to Amir Reichman. The RSUs vest in three equal annual installments commencing as of the date of the meeting, are subject to accelerated vesting and immediately exercisable in the event of a change of control and were granted in accordance with the capital gains tax route of Section 102 of the Israel Income Tax Ordinance (“Section 102”) and otherwise in accordance with our 2018 Israeli Share Option Plan (the “2018 Plan”). At the meeting shareholders also approved a grant of options to purchase 25,000 ADSs to Mark Germain and options to purchase 12,500 ADSs to each of Adi Raviv, Dr. Yael Margolin, Samuel Moed and Jay Green. The exercise price per ADS for the options is $1.42, and the options vest in three equal annual installments commencing as of the date of the meeting, (ii), to the extent the options are vested, they continue to be exercisable during such term unless such director is terminated for cause, (iii) are subject to accelerated vesting and immediately exercisable in the event of a change of control and (iv) have a term of ten (10) years following the date of shareholder approval, and which for Israeli grantees are granted in accordance with Section 102, with all other terms as otherwise described in the 2018 Plan.

For the year ended December 31, 2025, we paid an aggregate of approximately $430 thousand to our directors.

Executive Officers

The following table presents information regarding compensation received by our executive officers during the year ended December 31, 2025.

	Base Salary or Other Payment	Value of Social Benefits (1)	Value of Equity Based Compensation Granted (2)	All Other Compensation (3)	Total
Name	USD Thousands	USD Thousands	USD Thousands	USD Thousands	USD Thousands
Mr. Amir Reichman Chief Executive Officer	342	38	135	11	526

Dr. Tamar Ben-Yedidia(4) Former Chief Scientific Officer	98	28	(28)	11	109

Mr. Uri Ben-Or Chief Financial Officer	165	10	4	-	179

Mr. Elad Mark Chief Operating Officer	175	38	30	26	269

Dr. Dalit Weinstein Fischer(5) Former Chief Technology Officer	73	21	(38)	6	62

(1)	Includes payments to the National Insurance Institute, advanced education funds, managers’ insurance and pension funds; vacation pay; and recuperations pay as mandated by Israeli law.

(2)	Includes RSU’s and options.

(3)	Includes payments for car allowance and bonus payment.

(4)	Ms. Ben-Yedidia resigned from the Company, effective September 8, 2025.

(5)	Ms. Weinstein Fischer resigned from the Company, effective July 8, 2025.

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

We have set aside or accrued a total amount of $400 thousand during 2025 to provide pension, retirement or similar benefits.

Services Agreement with Our Chairman of the Board

We are party to a services agreement with Mr. Germain, pursuant to which he receives a monthly payment of $12,500. Pursuant to this agreement, in May 2019 and May 2021 Mr. Germain was granted options to purchase ADSs which were replaced by the Replacement Options described above. The agreement was amended in May 2022 to provide for a term of three years rather than continuing on a monthly basis and provides that either party may terminate the agreement upon 90 days’ written notice. In addition, in May 2022 we granted Mr. Germain a cash bonus of $90,000, and in August 2023, we granted Mr. Germain a cash bonus of $37,500. Mr. Germain voluntarily agreed to a 20% reduction in his monthly payment commencing mid-October 2024 until February 2025.

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

Furthermore, under the agreement Mr. Reichman received 6,000 RSUs under the Company’s 2018 Israeli Share Option Plan, which vested over a period of five years and became fully vested on January 20, 2026. The ADSs underlying the RSUs may not be sold by Mr. Reichman during the term of his employment except that, commencing on the third anniversary of the Commencement Date, sales may be made pursuant to a Rule 10b5-1 plan, with the number of RSUs sold during any one year period not exceeding five percent of the vested RSUs held by Mr. Reichman at the time of such sales (the “Resale Limits”). The RSUs are subject to accelerated vesting in the event of a change of control.

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

The Company provides Mr. Reichman other benefits, such as a company car, vacation, sick days, contribution towards work disability insurance, monthly contributions equal to 7.5% of monthly salary to an Education Fund (“Keren Hishtalmut”, a short-term savings plan available in Israel which is tax free to the employee up to a cap determined by law) and a manager’s insurance policy or a pension fund and other benefits and perquisites similar to those of other officers of the Company.

Each of Mr. Reichman and the Company may terminate Mr. Reichman’s employment by prior written notice of 60 days. In the event of termination by the Company without cause, the Company will pay Mr. Reichman nine monthly salaries, which includes amounts accrued in a pension insurance policy and amounts required by Israeli law.

In May 2022, we granted Mr. Reichman an annual bonus for the year 2021 of $250,266. In March 2023, we granted Mr. Reichman an annual cash bonus for the year 2022 of $182,000, equal to 50% of his annual base compensation) and 7,812 RSUs that vest in three years. In August 2024, following shareholder approval, we granted Mr. Reichman 17,909 RSUs that would vest over a period of three years. On November 21, 2024, the Board approved the grant to Mr. Reichman of 3,073 RSUs with vesting one-third on April 1, 2025, one-third on August 1, 2025, and one-third on December 1, 2025, subject to shareholder approval. At our annual shareholders meeting held on December 22, 2025, our shareholders approved a grant of 60,000 RSUs to Amir Reichman. The RSUs vest in three equal annual installments commencing as of the date of the meeting, are subject to accelerated vesting and immediately exercisable in the event of a change of control and are granted in accordance with the capital gains tax route of Section 102 and otherwise in accordance with the 2018 Plan.

Services and Employment Agreement with Our Chief Financial Officer

Pursuant to the service agreement entered into on June 20, 2007, between us, Mr. Ben-Or and CFO Direct, an Israeli company solely owned by him through which he provides his services to us, as amended to date. CFO Direct is entitled to a monthly fee of NIS 40,000. The service agreement may be terminated by either us or CFO Direct with 60 days prior written notice. We may terminate our service agreement with CFO Direct at any time and effective immediately, without need for prior written notice, and without derogating from any other remedy to which we may be entitled, for cause (i.e., termination due to the conviction of CFO Direct and/or Uri Ben-Or of any felony, the liability of CFO Direct by a court of competent jurisdiction for fraud against us, any conduct that has a material adverse effect or is materially detrimental to us, including but not limited to, a breach of contract or any claim by CFO direct or any one connect thereto that CFO Direct is our employee).

In addition, pursuant to a separate employment agreement entered into between us and Mr. Ben-Or on August 31, 2014 and extended on June 11, 2020, Mr. Ben-Or is also employed by us in a 60% employment capacity, for which he is entitled to a monthly salary of NIS 10,000. Mr. Ben-Or is entitled to 60% of the annual paid vacation days prescribed under applicable law, and we shall obtain and maintain with Mr. Ben-Or a pension insurance to Mr. Ben-Or, in a Managers Insurance and/or a pension fund, according to Mr. Ben-Or’s discretion. Mr. Ben-Or’s employment agreement may be terminated by either us or Mr. Ben-Or with 60 days prior written notice, or by us immediately for cause. In October 2025, the Board approved a cash bonus of $30,000 to Mr. Ben-Or.

In addition, in connection with the time to be expended by Mr. Ben-Or in connection with the integration of our new subsidiary Scinai Biopharma with our CDMO business, we will pay CFO Direct an additional NIS 12,500 per month for a period of nine months, commencing April 2026.

Employment Agreement with Our Chief Operating Officer

Pursuant to his employment agreement entered into with us and Mr. Elad Mark on September 5, 2018, as amended, he is entitled to a monthly salary of NIS 55,000 (approximately $15,540), which also includes monthly contributions equal to 7.5% of his monthly salary to an Education Fund and a manager’s insurance policy and other benefits and perquisites similar to those of other officers of the Company. In addition, we provide Mr. Mark with a leased company car and a mobile phone. Mr. Mark is entitled to 16 annual paid vacation days. Mr. Mark agreed to a 20% reduction in his monthly salary from mid-October 2024 until December 31, 2024.

Mr. Mark’s employment agreement may be terminated by either us or Mr. Mark upon 60 days’ prior written notice or by us immediately for cause (i.e., termination due to embezzlement of our funds, or the material breach of the terms and conditions of the employment agreement, or if Mr. Mark is involved in an act which constitutes a breach of trust between his and us or constitutes a severe breach of discipline, or conduct causing grave injury to us any, monetarily or otherwise, or Mr. Mark’s inability to carry out his duties for a period exceeding 120 consecutive days, provided that his resumption of duties for a period of less than 15 consecutive days shall not be deemed to have broken the continuity of the aforementioned 120 days). In May 2022, Mr. Mark was granted a 2021 bonus of NIS 138,000 (approximately $37,000), an amount equal to three months’ salary and 35,300 RSUs vesting in three years. For the year 2022, Mr. Mark was granted a performance-based incentive package of 138,000 NIS (approximately $39,000), an amount equal to 25% of his annual compensation. In January 2024, Mr. Mark was granted 5,089 RSUs which vest over three years.

Equity Compensation Plans

2018 Israeli Share Option Plan

The 2018 Plan permits the granting of options, restricted share units or allotment of shares or other equity-based awards to employees, directors, consultants, service providers and other entities which the board shall decide their services are considered valuable to the Company, under similar terms and conditions to the 2005 Plan.

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

As of March 31, 2026, the Company had awarded grants under the Option Plan to acquire 1,778,588,298 ordinary shares represented by 444,647 ADSs.

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

Audit Committee

Our audit committee consists of Mr. Adi Raviv, Dr. Yael Margolin and Mr. Jay Green. Mr. Adi Raviv serves as the chairman of the audit committee.

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

Compensation Committee and Compensation Policy

Compensation Committee

Our compensation committee currently consists of Mr. Adi Raviv, Dr. Yael Margolin and Mr. Sam Moed. Dr. Yael Margolin serves as the Chairman of the Compensation committee. The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the company’s shareholders, which approval requires a special approval for Compensation as described below under “Approval of Related Party Transactions Under Israeli Law — Fiduciary Duties of Directors and Executive Officers”.

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

As of March 31, 2026, we had 45 employees, 41 of whom were employed in the CDMO subsidiary company and 4 of whom were employed in research and development. All Company employees are in Israel.

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

The following table sets forth certain information as of March 31, 2026 concerning the beneficial ownership of ADSs of: (i) each director and director nominee, (ii) each Named Executive Officer in the Summary Compensation Table under “Executive Compensation” above, (iii) all executive officers and directors as a group, and (iv) each person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act) known by us to be the beneficial owner of 5% or more of our ADSs. The address for each of the persons below who are beneficial owners of 5% or more of our ADSs is our corporate address at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd floor, Hadassah Ein Kerem Campus, Jerusalem, Israel. The information with respect to beneficial ownership of ADSs by certain of our major shareholders is given based on information reported in such shareholder’s Schedule 13G or Schedule 13D.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to ADSs. ADSs issuable under share options or other conversion rights that were exercisable within 60 days after March 31, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or other conversion rights but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The percentage of ADSs beneficially owned is based on 3,535,489 ADSs outstanding as of March 31, 2026.

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

		Percent of
	ADSs	Class %
Directors and Executive Officers
Mark Germain (1)	5,180	*
Adi Raviv (2)	337	*
Yael Margolin (3)	337	*
Sam Moed (4)	667	*
Amir Reichman (5)	28,525	*
Jay Green (6)	50	*
Uri Ben-Or (7)	1,594	*
Elad Mark (8)	6,757	*
All executive officers and directors as a group (8 people)	43,746	*

5% Shareholders
Daniel E. Stone (9)	353,195	9.99%

*	Less than 1%.

(1)	Consists of 5,180 ADSs issuable upon settlement of vested options and RSUs.

(2)	Consists of 50 ADSs, and 287 ADSs issuable upon settlement of vested options and RSUs.

(3)	Consists of 50 ADSs, and 287 ADSs issuable upon settlement of vested options and RSUs .

(4)	Consists of 667 ADSs issuable upon settlement of vested options and RSUs.

(5)	Consists of 19,812 ADSs, and 9,014 ADSs issuable upon settlement of vested options and RSUs.

(6)	Consists of 50 ADSs .

(7)	Consists of 1,181 ADSs, and 413 ADSs issuable upon settlement of vested options and RSUs.

(8)	Consists of 4,872 ADSs, and 1,885 ADSs issuable upon settlement of vested options and RSUs.

(9)	Includes 307,000 ADSs held directly and 283,426 ADSs issuable upon exercise of pre-funded warrants held by RK RK Stone Miami LLC (“RK”), which may not be exercised if such exercise would result in beneficial ownership by RK, together with its affiliates (which include the reporting person) and certain other persons, of greater than 9.99% of the ordinary shares. Future issuances of ordinary shares or ADSs by us to third parties are expected to cause additional amounts of pre-funded warrants to become exercisable within the foregoing limitation, without increasing RK’s beneficial ownership percentage. The address of Daniel E Stone is 1200 Brickell Avenue, #1470 Miami, FL 33131.

B.	Related Party Transactions

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

No significant changes have occurred since December 31, 2025, except as otherwise disclosed in this annual report.

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

The ADSs, each representing four thousand Ordinary Shares and evidenced by an American depositary receipt, or ADR, are traded on the Nasdaq Global Market under the symbol “SCNI.” The ADRs were issued pursuant to a Depositary Agreement entered into with The Bank of New York Mellon.

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

Our authorized share capital consists of (i) 100,000,000,000 Ordinary Shares, no par value, the equivalent of 25 million ADSs (each ADS representing 4,000 Ordinary Shares), and (ii) 1,000 preferred shares, no par value per share. As of March 31, 2026, there were 14,141,955,584 Ordinary Shares issued and outstanding (all of which were represented by ADSs other than 3,584 Ordinary Shares). All of our outstanding Ordinary Shares are validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and do not have any preemptive rights.

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

In 2025, Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Substantial Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s Means Of Control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.“Means Of Control” generally include the right to vote, receive profits, nominate a director or other general manager or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right.

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

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	●	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	●	Depositary services

Registration or transfer fees	●	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	●	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025 (the “Evaluation Date”). Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

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

Our management, including the CEO and CFO, conducted an evaluation, pursuant to Rule 13a-15(c) promulgated under the Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Principal Accountant Fees and Services

Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited (“PwC Israel”), served as our independent registered public accountants from August 24, 2023 until November 13, 2025. At such time, Ziv Haft, certified public accountants in Israel and a member of BDO (“BDO”), became our independent registered public accountants.

We paid the following fees for professional services rendered by BDO for the year ended December 31, 2025 and to PwC Israel for the year ended December 31, 2024:

	2025	2024
	(in thousands of U.S. dollars)
Audit Fees	$107	$120
Audit-Related Fees	$15	$18
Total	$122	$138

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

“Additional fees“ include fees for professional services rendered by our independent registered public accounting firm for tax compliance, transfer pricing, tax advice on actual or contemplated transactions and Israel innovation authority advisory.

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

We leverage the advice of third-party consultants to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and manage our risk assessment program. Among other things, these third-party consultants conduct security audits, penetration testing, and vulnerability assessments to evaluate the strength of our defenses. They also offer expertise in regulatory compliance, helping us ensure that our security measures align with industry standards and legal requirements. Additionally, they provide ongoing monitoring and analysis of emerging threats, allowing us to proactively adapt and strengthen our cybersecurity posture.1

We also have policies and procedures to oversee and identify the risks from cybersecurity threats associated with our use of third-party service providers. When engaging with vendors or partners, we prioritize those who demonstrate robust cybersecurity measures and a strong commitment to protecting sensitive data. To mitigate risks associated with third-party providers, we incorporate specific cybersecurity requirements into contracts and service level agreements. These agreements outline expectations regarding data protection, access controls, incident reporting, and compliance monitoring. Furthermore, we implement other mechanisms to enhance security when working with third-party providers, including implementing two-factor authentication. By implementing these measures, we aim to minimize the cybersecurity risks associated with third-party service providers and ensure the protection of our organization’s assets and data.

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

See the financial statements beginning on page F-1. The following financial statements and financial statement schedules are filed as part of this Annual Report on Form 20-F together with the report of the independent registered public accounting firm:

Item 19.	EXHIBITS

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.1*	Amended and Restated Articles of Association of Scinai Immunotherapeutics Ltd.
2.1	Form of Deposit Agreement between the Company Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form F-1 filed with the SEC on April 6, 2015.
2.2	Specimen American Depositary Receipt (included in Exhibit 2.1).
2.3*	Description of Share Capital.
2.4	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1/A filed with the SEC on December 14, 2022.
2.5	Form of Warrant, incorporated by reference to Exhibit 1.3 to Form 6-K submitted with the SEC on September 19, 2023.
2.6	Form of Pre-Funded Warrant, incorporated by reference to Exhibit 1.2 to Form 6-K submitted with the SEC on September 19, 2023.
2.7	Form of Placement Agent Warrant, incorporated by reference to Exhibit 1.4 to Form 6-K filed with the SEC on September 19, 2023.
4.1	2018 Share Incentive Plan, incorporated by reference to Exhibit 4.2 to the Annual Report on Form 20-F filed with the SEC on June 12, 2020.
4.2	Compensation Policy, incorporated by reference to Exhibit 4.3 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.3	Employment Agreement dated January 20, 2021, between the Company and Mr. Amir Reichman. incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.4	Employment Agreement dated September 5, 2018, between the Company and Elad Mark, incorporated by reference to Exhibit 10.10 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.5

Service Agreement dated June 20, 2007, between the Company, CFO Direct and Uri Ben-Or, incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.

4.6	Addendum to Service Agreement dated August 31, 2014, between the Company, CFO Direct and Uri Ben-Or, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.7	Employment Agreement dated August 31, 2014, between the Company and Uri Ben-Or, incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 filed with the SEC on December 29, 2014.
4.8

Loan Restructuring Agreement, dated August 9, 2024, between the Company and the European Investment Bank, incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.

4.9	Amended and Restated Finance Contract, dated June 20, 2019, as amended on January 11, 2021, August 9, 2022 and November 24, 2023, as further amended and restated on August 21, 2024, between the Company and the European Investment Bank (included in Exhibit 4.8)
4.10	Lease agreement dated July 10, 2017 between the Company and Unihad BioPark Ltd., incorporated by reference to Exhibit 4.19 to the Form 20-F filed with the SEC on April 30, 2018 (unofficial translation from Hebrew original).
4.11	Amendment No. 1 to lease agreement, dated April 29, 2022 (unofficial translation from Hebrew original), incorporated by reference to Exhibit 4.15 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.12	Amendment No. 2 to lease agreement, dated June 3, 2023 (unofficial translation from Hebrew original), incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.13 +	Amendment No. 3 to lease agreement, dated July 10, 2023 (unofficial translation from Hebrew original), incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.14 +	Amendment No. 4 to lease agreement, dated December 15, 2024 (unofficial translation from Hebrew original), incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.15	Amendment No. 5 to lease agreement, dated December 24, 2024 (unofficial translation from Hebrew original), incorporated by reference to Exhibit 4.19 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.16*	Lease Agreement dated August 11, 2020, between Scinai Biopharma and P L.A.R. Management Assets Ltd. and R. Matry Adv. Attorney Company.
4.17	Services Agreement between the Company and Mark Germain, incorporated by reference to Appendix C to the Form 6-K filed with the SEC on April 23, 2019, as amended by Exhibit 99.1 to the Current Report on Form 6-K filed with the SEC on April 12, 2022.

4.18+	License Agreement, dated December 11, 2021, between the Company and Max-Planck-Innovation GmbH, incorporated by reference to Exhibit 4.16 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.19+	Accompanying Research Collaboration Agreement, dated December 11, 2021, between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.17 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.20 +	Research Collaboration Agreement, dated March 23, 2022, between the Company Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 4.18 to the Annual Report on Form 20-F filed with the SEC on March 28, 2022.
4.21 +	Form of License Agreement between the Company, Max-Planck-Gesellschaft zur Förderung der Wissenschaften e.V and Georg-August-Universität Göttingen Stiftung Öffentlichen Rechts Universitätsmedizin Göttingen, incorporated by reference to Exhibit 10.20 to the Annual Report on form 10-K filed with the SEC on April 17, 2023.
4.22	Form of Securities Purchase Agreement, incorporated by reference to Exhibit 1.1 to Form 6-K submitted with the SEC on September 19, 2023.
4.23	Investment Agreement, between the Company and RK Stone Miami, LLC, dated as of August 19, 2024 (“Stone Investment Agreement”), incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.
4.24	Form of Warrant issued in connection with the Stone Investment Agreement, incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-1 filed with the SEC on March 4, 2025.
4.25	Standby Equity Purchase Agreement, dated March 3, 2025, between YA II PN Ltd. and the Company, incorporated by reference to Exhibit 99.1 of Form 6-K submitted with the SEC on March 4, 2025.
4.26+	Binding Option Agreement Concerning the Sale and Transfer of All Quota In PINCELL S.R.L. between Mr. Carlo Pincelli, Mr. Antonino Amato, Mrs. Alessandra Marconi, Mrs. Roberta Lotti, Mr. Brydon Bennett, Ms. Stefania Poli, PinCell S.r.l., Scinai Immunotherapeutics sp. z.o.o. and the Company, dated March 27, 2025, incorporated by reference to Exhibit 4.29 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
4.27	Standby Equity Purchase Agreement, dated as of September 10, 2025, between YA II PN, Ltd. and the Company, incorporated by reference to Exhibit 99.1 of Form 6-K submitted with the SEC on September 11, 2025.
8.1*	List of Subsidiaries of the Company.
11.1	Code of Conduct, incorporated by reference to Exhibit 14.1 to the Annual Report on Form 10-K filed with the SEC on April 17, 2023.
11.2	Insider Trading Policy, incorporated by reference to Exhibit 11.2 to the Annual Report on Form 20-F filed with the SEC on May 7, 2025.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith.
13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith.
15.1*	Consent of Ziv Haft, certified public accountants in Israel and a member of BDO, independent registered public accounting firm for the Registrant.
97.1	Scinai Immunotherapeutics Policy for Recovery of Erroneously Awarded Compensation, incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-f-K submitted with the SEC on May 15, 2024.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

+	Certain confidential portions of this exhibit have been redacted from the publicly filed document because such portions are (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Scinai Immunotherapeutics Ltd.

Date: April 1, 2026	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

SCINAI IMMUNOTHERAPEUTICS LTD.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025

- - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Scinai Immunotherapeutic Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Scinai Immunotherapeutics Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statement  of operations, comprehensive loss, changes in shareholders' equity and of cash flows for each of the three - years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1q   to the consolidated financial statements, the Company has suffered recurring losses from operations and has incurred cash outflows from operating activities. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1f. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the "Critical Audit Matters" section of our report.

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

The Company’s ability to continue as a going concern

As described above and in Note 1q to the consolidated financial statements, the Company has an accumulated deficit, cash outflows from operating activities and its activities have been funded primarily through offerings of the Company’s securities and borrowing. The Company's operations are dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. This dependency will continue until the Company will be able to completely finance its operations by generating revenue from its services and products and to raise funds to support the ongoing advancement of its clinical trials and corporate activities. Also, the Company’s board of directors approved a cost saving plan, which is being implemented, to allow the Company to continue its operations and meet its cash obligations. These conditions and events raise substantial doubt about its ability to continue as a going concern.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with our overall opinion on the financial statements. Our audit procedures to evaluate the significant judgments and assumptions made by management included, among others, assessing the reasonableness of the forecasted revenue and operating expenses and, comparing management forecasted amounts to evaluate whether those forecasted amounts approximated the ultimate actual results. We assessed the adequacy of the Company’s going concern disclosures included in Note 1q to the consolidated financial statements.

/s/ Ziv Haft

Certified Public Accountants (Isr.)

BDO Member Firm

Tel-Aviv, Israel

March 31, 2026

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,661	$1,964
Restricted cash	150	131
Prepaid expenses and other receivables	170	213
Trade receivables	73	83

Total current assets	2,054	2,391

NON-CURRENT ASSETS:
Property, plant and equipment, net	7,793	9,189
Operating lease right-of-use assets	1,779	1,868

Total non-current assets	9,572	11,057

Total assets	$11,626	$13,448

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2025	2024
TOTAL LIABILITIES AND EQUITY (CAPITAL DEFICIENCY)

CURRENT LIABILITIES:
Trade payables	$407	$376
Operating lease liabilities	329	424
Other payables	849	1,006

Total current liabilities	1,585	1,806

NON-CURRENT LIABILITIES:
Warrants liability	-	3
Loan from others	294	260
Non-current operating lease liabilities	1,644	1,402

Total non-current liabilities	1,938	1,665

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:
Ordinary shares of no par value: Authorized: 100,000,000,000 shares at December 31, 2025 and 40,000,000,000 at December 31, 2024; Issued and outstanding 13,872,899,584 shares at December 31, 2025 and 3,411,983,584 shares at December 31, 2024	-	-
Preferred shares, no par value; Authorized: 1,000 shares at December 31, 2025 and 1,000 shares at December 31, 2024 (redemption amount of $34,000); Issued and outstanding: 1,000 shares at December 31, 2025 and 1,000 shares at December 31, 2024.	5,627	5,627
Additional paid-in capital	130,062	123,629
Accumulated deficit	(125,846)	(117,539)
Accumulated other comprehensive loss	(1,740)	(1,740)

Total shareholders’ equity	8,103	9,977

Total liabilities and shareholders’ equity	$11,626	$13,448

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Revenues	1,311	658	-
Cost of revenues	(3,963)	(1,238)	-
Gross profit (loss)	(2,652)	(580)	-

Research and development expenses, net	(2,369)	(5,532)	(5,210)
Marketing, general and administrative expenses	(2,521)	(2,526)	(4,505)
Other income	-	-	9
Total operating expenses	(4,890)	(8,058)	(9,706)

Total operating loss	(7,542)	(8,638)	(9,706)

Gain on troubled debt restructuring	-	14,759	-
Financial income (expenses) net,	(765)	(1,325)	3,206

Net Income (Loss)	(8,307)	4,796	(6,500)

Net loss (Income) per ordinary share attributable to shareholders, basic and diluted	-	-	0.004

Weighted average number of shares used in computing net loss (income) per share attributable to ordinary shareholders, basic and diluted	9,339,460,965	3,225,472,266	1,562,627,495

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025	2024	2023

Net income (Loss)	$(8,307)	$4,796	$(6,500)

Other comprehensive income:
Foreign currency translation adjustments	-	-	267

Total comprehensive income (Loss)	$(8,307)	$4,796	$(6,233)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares			Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’
	Number	Amount		Number	Amount	capital	loss	(deficit)	equity (deficit)

Balance as of January 1, 2023	989,290,784	$	*	-	$-	116,082	$(2,007)	$(115,835)	$(1,760)
Exercise of warrants	584,015,200		-	-	-	801	-	-	801
Vested RSU’s	8,108,400		-	-	-	-	-	-	-
Issuance of warrants and shares, net of issuance costs of $86	160,000,000		-	-	-	1,086	-	-	1,086
Reclassification of warrant’s liability to equity	-		-	-		398	-	-	398
Share-based compensation	-		-	-	-	869	-	-	869
Shares issued for services	115,755,600		-	-	-	270	-	-	270
Other comprehensive income	-		-	-	-	-	267	-	267
Net Income (Loss)	-		-	-	-	-	-	(6,500)	(6,500)
Balance as of December 31, 2023	1,857,169,984		-	-	$-	$119,506	$(1,740)	$(122,335)	$(4,569)

*	Ordinary shares have no par value

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’
	Number	Amount	Number	Amount	capital	loss	(deficit)	equity (deficit)

Balance as of January 1, 2024	1,857,169,984	*	-	-	119,506	$(1,740)	$(122,335)	$(4,569)
Vested RSU’s	63,572,800	-	-	-	-	-	-	-
Exercise of warrants, net of issuance costs of $263	1,042,620,000	-	-	-	1,441	-	-	1,441
Exercise of prefunded warrant	448,620,800	-	-	-	-	-	-	-
Loan conversion into preferred shares	-	-	1,000	5,627	-	-	-	5,627
Share-based compensation	-	-	-	-	682	-	-	682
Issuance of prefunded warrants	-	-	-	-	2,000	-	-	2,000
Net Income (Loss)	-	-	-	-	-	-	4,796	4,796
Balance as of December 31, 2024	3,411,983,584	-	1,000	5,627	123,629	(1,740)	(117,539)	9,977

*	Ordinary shares have no par value

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares		Preferred shares		Additional paid-in	Accumulated comprehensive	Accumulated equity	Total shareholders’
	Number	Amount	Number	Amount	capital	loss	(deficit)	equity (deficit)

Balance as of January 1, 2025	3,411,983,584	*	1,000	$5,627	$123,629	(1, 740)	(117,539)	9,977
Vested RSU’s	32,816,000	-	-	-	-	-	-	-
Exercise of prefunded warrant	1,445,128,000	-	-	-	-	-	-	-
Loan conversion into preferred shares	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	304	-	-	304
Issuance of ordinary shares	8,982,972,000	-	-	-	-	-	-	6,129
Net Income (Loss)	-	-	-	-		-	(8,307)	(8,307)
Balance as of December 31, 2025	13,872,899,584		1,000	$5,627	130,062	(1,740)	(125,846)	8,103

*	Ordinary shares have no par value

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:

Net income (loss)	$(8,307)	$4,796	$(6,500)

Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation of property, plant and equipment	1,421	1,649	514
SEPA commitment fees	359	-	-
Financial (income) expense related to loan from others	33	1,278	401
Revaluation of warrants	(3)	(93)	(4,140)
Gain on troubled debt restructuring	-	(14,759)	-
Share-based compensation	303	682	1,139
Decrease (increase) in trade receivables	10	(83)	-
Decrease (increase) in other receivables	43	224	(290)
Changes in operating lease right-of-use assets	89	284	43
Increase (decrease) in trade payables	31	(156)	(150)
Changes in operating lease liabilities	147	(314)	(58)
Increase (decrease) in other payables	(157)	157	(341)

Net cash used in operating activities	(6,031)	(6,335)	(9,382)

Cash flows from investing activities:

Purchase of property, plant and equipment	(24)	(12)	(637)

Net cash used in investing activities	$(24)	$(12)	$(637)

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2025		2024	2023
Cash flows from financing activities:

Proceed from exercise of warrants, net	$		$1,441	$947
Proceeds from issuance of shares, net			2,000	139
Proceeds from issuance of ordinary shares for SEPA holders, net		5,770	-	-
Net cash provided by financing activities		5,770	3,441	1,086

Effect of exchange rate changes on cash, cash equivalents and restricted cash		1	(9)	(272)

Increase (decrease) in cash, cash equivalents and restricted cash		(284)	(2,915)	(9,205)
Cash, cash equivalents and restricted cash at beginning of year		2,095	5,010	14,215

Cash, cash equivalents and restricted cash at end of year		$1,811	$2,095	$5,010

Supplementary disclosure of cash flows activities:
(1) Cash paid during the year for:
Interest		$-	$143	$833

(2) Non-cash transactions:
Recognition of right-of-use assets and lease liabilities upon exercise of lease extension option		-	952	-
Reclassification of warrants liability to equity		-	-	398
Shares issued for SEPA financing agreement		150
Loan convert into preferred shares		-	5,627	-
Exercise of warrants liability into shares		$-	$-	$801

Reconciliation of cash, cash equivalents and restricted cash:

Cash and cash equivalents		$1,661	$1,964	$4,870
Restricted cash		150	131	140

Cash, cash equivalents and restricted cash		$1,811	$2,095	$5,010

The accompanying notes are an integral part of the condensed consolidated financial statements.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL

a.

Scinai Immunotherapeutics LTD (the “Company”), operations focus on: an innovative R&D and a Contract Development and Manufacturing Organization (“CDMO”) (please see section e). The R&D focuses on: (i) managing and guiding a research contract with the Max Planck Gesellschaft (“MPG”), the parent organization of the Max Planck Institute for Multidisciplinary Sciences, and the University Medical Center Gottingen (“UMG”), both located in Germany; and (ii) developing licensed drug candidates throughout the pre-clinical and clinical steps required for drug approval. The CDMO focuses on providing drug development and manufacturing services to early stage drug development projects. The Company was incorporated on July 21, 2003, in Israel and started its activity on March 31, 2005. In June 2007, the Company completed an initial public offering of its ordinary shares on the Tel Aviv Stock Exchange (TASE) and then voluntarily delisted from the TASE in January 2018. In May 2015, the Company completed an initial public offering of American Depositary Shares (“ADS”) on the Nasdaq Capital Market. The Company’s principal executive offices, one of its manufacturing sites and main laboratories are located in Jerusalem, Israel. (note 2K). In February, 2026 the Company acquired manufacturing capacity an additional manufacturing site in Yavne, Israel (note 17).

Since October 2023, Israel has been in a state of war on multiple fronts involving the Gaza Strip and other countries and regions in the Middle East, including most recently the Islamic Republic of Iran.

In June 2025, Israel launched a military campaign targeting Iran’s rapidly advancing nuclear weapons program, ballistic missile program and related military infrastructure assessed to be posing an imminent and existential threat. The campaign ended with U.S. military operation, which included the bombing of Iran’s primary nuclear facility. Tensions between the U.S. and Israel, on one side, and Iran, on the other side, continued, and on February 28, 2026, the U.S. and Israel launched another campaign of attacks. The full outcome of this new military campaign, which included the killing of the second Supreme Leader of Iran, Ayatollah Ali Khamanei, is not yet fully known, and could have adverse impacts on our ongoing operations in Israel, as well as our results of operations.

As a result of the conflict, some of the Company’s employees were called to reserve military duty, leading to temporary workforce disruptions. In addition, the unstable environment made capital raising efforts more challenging

b.	On December 22, 2021, the Company signed an exclusive, worldwide, license agreement with MPG and UMG for the development and commercialization of an innovative COVID-19 VHH antibody fragment therapy and an accompanying research collaboration agreement with MPG and UPG in support of the such COVID-19 nanoAb. The agreements became effective January 1, 2022 and provide for an upfront payment, development and sales milestones and royalties based on sales and sharing of sublicense revenues. Following a joint decision by the Company, due to changing market conditions for COVID therapeutics, MPG and UMG through their Joint Steering Committee, the project and the accompanying research collaboration agreement were subsequently terminated, and the related patents were abandoned.

c.	On March 23, 2022, the Company entered into a Research Collaboration Agreement (“RCA”) with MPG and UMG with an initial term of five years. The agreement covers the discovery, selection, and characterization of nanoAbs (single domain VHH antibody fragments) directed at several molecular targets implicated in diseases where the Company believes there is significant unmet need. The Company aims to address these unmet needs by harnessing the unique attributes of nanoAbs, such as their strong binding affinity, stability at elevated temperatures, and ability to support more effective and convenient routes of administration. The molecular targets and related diseases were identified through a consulting project with the global healthcare management consulting firm L.E.K., and they correspond to validated targets of currently marketed monoclonal antibodies for conditions such as psoriasis, psoriatic arthritis, asthma, atopic dermatitis, and COPD. Under the RCA, the Company holds an exclusive option to enter into a license agreement with MPG and UMG for the development and commercialization of each of the nanoAbs covered by the collaboration.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

d.	On June 5, 2023, the Company announced that as part of our ongoing broad-based collaboration with the Max Planck Society and the University Medical Center Gottingen (UMG), it signed an exclusive worldwide license agreement to develop and commercialize VHH antibodies (nanoAbs) targeting Interleukin-17 (IL-17) as treatments for all potential indications, starting with psoriasis and psoriatic arthritis.

e.	On September 6, 2023, the Company announced the launch of its CDMO business, Scinai Bioservices (now renamed to Scinai Biopharma Services), focused on providing end-to-end development and manufacturing services for drug development programs requiring aseptic processing and biologic drug substance process development and analytics, with an emphasis on early-stage programs and GMP manufacturing for clinical trials. Since inception, the CDMO has secured multiple customer engagements, including both research and GMP manufacturing projects, and has built a growing pipeline of repeat and new clients, primarily from Israel and the U.S. biotech sector. The Company continues to expand its commercial activity, with additional contracts under negotiation and increasing utilization of its development and manufacturing capabilities. The CDMO business is still in its early stages, and its success is dependent on contracting with additional clients, which is not certain, could take some time and may require additional funds to finance such operations in the interim which may be difficult to achieve. However, in March 2026, the Company engaged an independent external valuation firm to perform an impairment test of its CDMO facility in accordance with ASC 360 as of December 31, 2025. Based on this analysis, which considered the Company’s current operations and projected future cash flows, the carrying value of the CDMO facility was determined to be recoverable and no impairment was identified. Accordingly, management believes that the carrying value of the CDMO facility is appropriate as of the reporting date. In December 2024, the company established a U.S.-based subsidiary for the CDMO business unit operating under the name Scinai Bioservices Inc. For the year ended December 31, 2025, revenues of approximately $502 were generated from activities related to this subsidiary.

f.	On March 24, 2025, the company acquired a Polish shell company without any operations or net assets, Scinai Immunotherapeutics Spółka z ograniczoną odpowiedzialnością, for total consideration of $1 as to serve as our wholly-owned subsidiary in Poland and as an applicant for potential grants under programs established by the Polish government.

g.	On March 27, 2025, the Company entered into a binding option agreement with the shareholders of PinCell S.r.l. (“PinCell”), pursuant to which the Company obtained an exclusive and irrevocable option to acquire 100% of the fully diluted share capital of PinCell, an Italian biotechnology company developing PC111, a fully human monoclonal antibody targeting soluble Fas Ligand for the treatment of severe dermatological conditions, including pemphigus and Stevens-Johnson Syndrome/Toxic Epidermal Necrolysis (SJS/TEN). In connection with the transaction, the Company’s wholly owned Polish subsidiary was established and submitted an application for €12 million of non-dilutive funding under the European Funds for a Modern Economy (FENG) program to support further development of PC111. PC111 has received Orphan Drug Designation from the EMA for pemphigus.

h.	Under the terms of the option agreement, the Company was granted the right to acquire 100% of the fully diluted share capital of PinCell for total consideration of $200. The Company paid $50 upon signing and the remaining $150 during 2025. The option is exercisable upon the satisfaction of certain conditions, including either (i) receipt of non-dilutive grant funding of at least €11 million by the Company’s Polish subsidiary, or (ii) securing at least $3 million of dedicated funding for the development of PC111. If the Company elects not to proceed with the acquisition, or if the option expires unexercised, an additional $50 cancellation fee is payable. The upfront payment and potential cancellation fee represent payments for in-process research and development (“IPR&D”) with no alternative future use. Accordingly, these amounts were expensed as incurred as research and development expenses. During 2025, the Company recognized total research and development expenses of $250 in connection with this arrangement and recorded a liability of $50 as of December 31, 2025.

i.	On June 5, 2025, the Company received clearance from the Italian government under the Golden Power regulation (Law Decree No. 21/2012) for the potential acquisition of PinCell, which was a condition to the transaction.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

j.	On September 11, 2025, following the rejection of the initial grant application and while an appeal was pending, the parties entered into a first amendment to the option agreement, pursuant to which the deadline for fulfillment of the option conditions was extended to February 28, 2026 and the deadline for exercise of the option was extended to March 31, 2026. The amendment also revised the timing of payment of the remaining $150 option consideration into two installments of $75 each.

k.	As of December 31, 2025, the initial grant application submitted under the FENG program and the subsequent appeal were not successful. Following the rejection of the appeal in November 2025, the Company engaged with Pincell regarding a revised funding strategy. On March 30, 2026, the Company submitted a revised application under the FENG program, incorporating structural enhancements to the project design. The Company expects a decision on the revised application in July 2026. There can be no assurance that such application will be approved or on what terms.

l.	On March 3, 2025, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the Commitment Amount, at the company’s direction from time to time, subject to the restrictions and satisfaction of the conditions in the SEPA, during the period commencing on the date of execution of the SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the SEPA, and (ii) YA’s purchase of the total Commitment Amount under the SEPA, such period the Commitment Period. Pursuant to the terms of the SEPA, the Company issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the SEPA. In connection with the SEPA, the Company recognized issuance-related costs of approximately $150, which were recorded as finance costs. Under the terms of the SEPA, each drawdown (an “Advance”) is made at a purchase price equal to 97% of the lowest daily volume-weighted average price (“VWAP”) during the three consecutive trading days following the delivery of each Advance Notice. The Company may include a floor price in each Advance Notice to set a minimum acceptable price per ADS.

The Company filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the SEPA from time to time during the Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when the Company determine to sell additional ADSs to YA under the SEPA.YA has no right to require the company to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by the company, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement.

m.	In March 24, 2025, the Company delivered an Advance Notice for 31,746 ADSs and thereafter delivered the ADSs, and on March 27, 2025, the Company received gross proceeds of approximately $104.

n.	In June 2025, the Company raised $1,492 in gross proceeds through drawdowns under the Purchase Agreement. The funding was executed at a volume-weighted average price of approximately $2.9 per ADS, reflecting a 3% discount to the market price at the time. As part of this transaction, the Company issued 511,690 ADSs.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 1:- GENERAL (Cont).

o.	In July and August 2025, the Company raised $4,203 in proceeds through drawdowns under the Standby Equity Purchase Agreement with Yorkville Advisors. The capital raise was executed at a volume-weighted average price of approximately $2.57 per ADS, reflecting a 3% discount to market price at the time of sale. As part of this transaction, the Company issued 1,638,062 ADSs.]

p.	On September 10, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“YA”), Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to YA from time to time during the 36 months following the execution of the SEPA (each such occurrence, an “Advance”) up to $15.0 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”), each representing 4,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), subject to the restrictions and satisfaction of the conditions in the SEPA. As consideration for Yorkville’s commitment, the Company agreed to a commitment fee of $108,000, of which 50% was paid via the issuance of 35,461 ADSs upon signing, and the remaining 50% is payable in cash upon the earlier of the first Advance or 90 days following SEC effectiveness of the related Registration Statement.

q.	As of December 31, 2025, the Company’s cash and cash equivalents totaled $1,661. In the year ended December 31, 2025, the Company had an operating loss of $7,542 and negative cash flows from operating activities of $6,081. The Company’s current cash and cash equivalents position is not sufficient to fund the Company’s planned operations for at least one year from the filing date of the financial statements. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. While the Company has successfully raised funds in the past, there is no assurance that it will be able to do so in the future. The inability to borrow or raise sufficient funds on commercially reasonable terms, would have serious consequences on the Company’s financial condition and results of operations.

r.	The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts and cash outlays for operating expenses and capital expenditure. The Company is planning to finance its operations from its existing working capital resources and additional sources of capital and financing that are in the advanced planning phase. In addition, the Company has implemented a cost-saving plan intended to reduce operating expenses and extend its cash runway. However, there is no assurance that additional capital and/or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required.

s.	The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. The financial statements for the year ended December 31, 2025, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from uncertainty related to the Company’s ability to continue as a going concern.

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

The Company qualified as a “foreign private issuer” as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended. Accordingly, The Company is subject to the reporting requirements applicable to foreign private issuers and is not required to file financial statements with the SEC as frequently or as promptly as U.S. domestic issuers.

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

c.	Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers.

CDMO Services

Under its CDMO agreements, the Company provides a combination of services, which may include:

●	Manufacturing services: The Company utilizes its facilities and equipment to manufacture pharmaceutical products in accordance with customer specifications. Customers typically own the intellectual property related to the active pharmaceutical ingredient (API) or drug substance (DS) and its formulation. The Company procures raw materials, and in certain projects develops or optimizes manufacturing processes and related analytical methods. The Company then performs cGMP-compliant manufacturing, including formulation, aseptic fill and finish, in-process controls, and release testing for clinical trial materials.

●	Quality assurance and control: The Company applies its quality management system to ensure compliance with applicable regulatory requirements and performs quality control testing, including sterility and release testing, as required.

●	Process and analytical method development: The Company assists customers in developing or optimizing manufacturing processes and analytical methods necessary to meet product specifications and regulatory requirements.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under its CDMO agreements, the Company provides a combination of services, which may include process and analytical method development, manufacturing of drug substance and drug product, aseptic fill and finish, quality control and quality assurance activities, and access to manufacturing infrastructure.

The Company evaluates each contract to identify the promised goods and services and determine whether they represent distinct performance obligations. Revenue is recognized in a manner that depicts the transfer of control of the relevant goods or services to the customer.

For contracts or performance obligations satisfied over time, revenue is recognized over time using a method that reflects the progress toward completion, which may include achievement of contractual milestones or other measures of progress, as appropriate. Amounts billed in advance of performance are recorded as contract liabilities and recognized as revenue as the related performance obligations are satisfied.

For contracts or performance obligations satisfied at a point in time, revenue is recognized when control of the related product or service is transferred to the customer, which may occur upon delivery, completion of agreed manufacturing or testing activities, or other contractual acceptance points, depending on the terms of the arrangement

Licensing agreement

The Company has one license agreement. In this license agreement, the Company has identified one performance obligation: grant of the license and use of its IP. The grant of the license and use of its IP performance obligation is considered to be a right to use IP in accordance with ASC 606. Therefore, revenue is recognized at a point in time, upon transfer of control over the license to the licensee.

d.	Functional currency:

Effective July 1, 2023, the Company changed its functional currency to the U.S. dollar (“dollar”, “USD” or “$“) from the New Israeli Shekel (“NIS”). This change was based on an assessment by Company management that the dollar is the primary currency of the economic environment in which the Company operates, due to the starting of the company new business CDMO, including engaging in related agreements with suppliers and customers and the prospect markets it is intended to reach which operate mainly in USD. Accordingly, the functional and reporting currency of the Company in the year ended December 31, 2023, financial statements is the U.S. dollar. The change in functional currency was accounted for prospectively from such date.

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

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by and distributions to owners. For further details see note 2d.

f.	Cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired.

g.	Restricted cash:

Restricted cash are deposits with original maturities of three months or less and are used as security for the Company’s Bank Guarantee. Restricted cash amounted to $150 as of December 31, 2025, and $131 as of December 31,2024.

h.	Property, plant and equipment:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation, accumulated impairment losses and any related investment grants, excluding day-to-day servicing expenses.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

%

Laboratory equipment	15 - 33
Office, furniture and equipment	6 - 33
Computers and Cars	20 - 33
Leasehold improvements	(*)10
Manufacturing plant	(**)10-27

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

The Company’s long-lived assets are reviewed for impairment in accordance with ASC No. 360 “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If indicators of impairment exist and the undiscounted future cash flows that the assets are expected to generate are less than the carrying value of the assets, the Company reduces the carrying amount of the assets through an impairment charge, to their estimated fair values. The majority of our fixed assets are concentrated with our new CDMO facility. Our ability to generate positive cashflows from such plant may impact the recoverability of such assets and may trigger future impairment to such plant. During the years ended December 31, 2025 and 2024, no impairment was recognized.

j.	Government grants:

The Company received royalty-bearing grants from the Israel Innovation Authority (“IIA”) for approved research and development projects and, in return, undertook to pay royalties amounting to 3%-5% on the revenues derived from sales of products or services developed in whole or in part using these grants. These grants are recognized when the Company becomes entitled to them, based on the costs incurred in accordance with the terms of the relevant agreement. The grants are recorded as a deduction from research and development expenses. The Company records a liability for royalties payable to the IIA upon recognition of revenues from products or services developed using IIA-funded technology. The royalty obligation is calculated based on the applicable royalty rate applied to such revenues.

During 2025, the company deducted $64 in connection with such grants from the R&D expenses. For the year ended December 31, 2025 and 2024, the Company received $150 and $358 from the IIA. (note 8)

k.	Research and development expenses:

Research and development expenses net of grants, are recognized in the statements of operations when incurred. Research and development expenses consist of personnel costs (including salaries, benefits and share-based compensation), materials, consulting fees and payments to subcontractors, costs associated with obtaining regulatory approvals and executing pre-clinical and clinical studies. In addition, research and development expenses include overhead allocations consisting of various administrative and facilities related costs. The company charges research and development as incurred.

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

The Company has selected the binomial option-pricing model as the most appropriate fair value method for its option awards. The Binomial model considers variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, and the probability that the option will be exercised prior to the end of its contractual life. The fair value of restricted shares unit is based on the closing market value of the underlying shares at the date of grant. The Company estimates the forfeitures at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

m.	Severance pay and retirement plans:

The majority of the Company’s employees who are Israeli citizens have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963 (the “Severance Pay Law”). Pursuant to Section 14 of the Severance Pay Law, employees covered by this section are entitled to monthly deposits at a rate of 8.33% of their monthly salary, made on their behalf by the Company. Payments made to employees in accordance with this section release the Company from any future severance liabilities with respect to such employees. Neither severance pay liability nor severance pay fund under Section 14 of the Severance Pay Law is recorded on the Company’s balance sheets. Severance expense for the years ended December 31, 2025, 2024 and 2023, amounted to $161, 163$ and $182, respectively.

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

The Company is currently involved in various commitment and contingent liabilities. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss. (see Note 8).

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

ASC 740 offers a two-step approach for recognizing and measuring a liability for uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. As of December 31, 2025, and 2024 no liability for unrecognized tax benefits was recorded as a result of ASC 740.

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

t.	Recently adopted accounting pronouncements:

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires expanded and more granular disclosures in the income tax footnote, including additional rate reconciliation detail, consistent categories of reconciling items, and disaggregation of income taxes paid by jurisdiction. The amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years, with early adoption permitted. The adoption of ASU 2023-09 affected only the disclosures related to income taxes. The Company updated its income tax footnote to provide additional rate reconciliation details, categorize reconciling items, and disclose income taxes paid by jurisdiction. The amendments did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently issued accounting pronouncements, not yet adopted:

ASU 2024-03 Income Statement Reporting Comprehensive Income.

In November 2024, the FASB issued ASU 2024-03, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public business entities to disclose disaggregated information about certain expenses (including employee compensation, purchases of inventory, depreciation, and intangible amortization) in a tabular format in the footnotes to the financial statements. The objective of the ASU is to enhance expense transparency for investors. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027; early adoption is permitted. The Company is evaluating the impact of this guidance on its financial statement disclosures.

ASU 2025-01 — Income Statement (Topic 220-40): Clarifying the Effective Date for Expense Disaggregation Disclosures

In January 2025, the FASB issued ASU 2025-01, Income Statement Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date, which clarifies the effective date provisions of ASU 2024-03. The guidance does not change the underlying disclosure requirements but aligns the timing of required implementation. ASU 2025-01 is effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statement disclosures.

ASU 2025-03 — Business Combinations (Topic 805) and Consolidation (Topic 810)

In March 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Amendments to Certain Disclosure and Presentation Requirements, which enhances clarity and consistency in presentation and disclosure requirements related to acquired businesses and consolidated entities, including variable interest entities. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this guidance.

ASU 2025-04 — Compensation—Stock Compensation (Topic 718) and Revenue (Topic 606): Share-Based Consideration Payable to a Customer

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer, which clarifies the accounting for share-based payments issued to customers and resolves certain diversity in practice regarding classification and measurement. The guidance is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those years, with early adoption permitted. The Company is evaluating the impact of this ASU on its accounting for share-based arrangements with customers.

ASU 2025-05 — Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which introduces a practical expedient for estimating expected credit losses for certain short-term receivables and contract assets. The amendments are effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption reporting periods beginning after December 15, 2025, including interim periods within those fiscal years, with early adoption permitted. The Company is assessing the impact this guidance may have on its methodology for estimating credit losses and related disclosures.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Recently issued accounting pronouncements, not yet adopted (cont.)

ASU 2025-06 — Intangibles—Goodwill and Other (Subtopic 350-40): Internal-Use Software.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Amendments to Internal-Use Software Guidance, which modifies the criteria for capitalizing software development costs and removes references to development stages. The guidance also clarifies the accounting for certain web-based software arrangements. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted. The Company is currently evaluating the effect of this update on the timing of capitalization and related disclosures.

ASU 2025-10 — Government Grants (Topic 832)

In November 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides comprehensive guidance on the recognition, measurement, and presentation of government grants. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is evaluating the impact of this guidance on its accounting for government assistance arrangements.

ASU 2025-11 — Interim Reporting (Topic 270): Narrow-Scope Improvements

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the organization and application of interim disclosure requirements and establishes a principle requiring disclosure of material events occurring since the most recent annual reporting period. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is evaluating the potential impact of this guidance on its interim financial statement disclosures.

NOTE 3:- PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2025	2024

Government authorities	$87	$103
Prepaid expenses	75	79
Others	8	31

	$170	$213

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 4:- FAIR VALUE MEASUREMENTS

In accordance with ASC No. 820, the Company measures warrants liability at fair value classified within Level 3.

The following table presents assets measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	December 31,
	2025	2024
	Fair value measurement using input Level 3
Non-current liabilities:
Warrants liability	$-	$3

Total liabilities	$-	$3

The warrants fair value was established by management leveraging calculations by an independent expert using the binomial model and based on the following assumptions:

During the year ended December 31, 2025, the warrants expired unexercised and, accordingly, the related warrants liability was derecognized.

	December 31,	December 31,
	2025	2024
Dividend Yield on the Shares (%)	-	-
Expected Share Price Volatility (%)	-	91
Risk-free Interest Rate (%)	-	5%
Share Price $	-	0.019

NOTE 5:- PROPERTY, PLANT AND EQUIPMENT, NET

The composition of property, plant and equipment is as follows:

	December 31,
	2025	2024
Cost:
Laboratory equipment	$2,169	$2,150
Computers and Cars	289	284
Office, furniture and equipment	41	41
Leasehold improvements	3,723	3,723
Manufacturing plant *	7,447	7,447

	13,669	13,645

Less - accumulated depreciation	(5,876)	(4,456)

Property and equipment, net	$7,793	$9,189

Depreciation expenses amounted to $1,420, $1,648 and $514 for the years ended December 31, 2025, 2024 and 2023, respectively.

*	Validation process of the Manufacturing plant was finalized in April 2024. (Refer to note 2.h)

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

In connection with the exercise of an option to extend the lease term for an existing lease arrangement, the Company reassessed the lease liability and the corresponding right-of-use asset. As required under ASC 842, upon such reassessment, the Company re-evaluated the lease classification and updated the lease discount rate to reflect the rate as of the effective date of the modification. The revised discount rate was used to remeasure the lease liability and right-of-use asset accordingly.

Supplemental balance sheet information related to operating leases is as follows:

	Year ended December 31,
	2025	2024
Office
Weighted average remaining lease term (in years)	7	8
Weighted average discount rate	16.93%	16.93%

Cars
Weighted average remaining lease term (in years)	-	0.44
Weighted average discount rate	18%-26%	18%-26%

Minimum lease payments for the Company’s right of use assets over the remaining lease periods as of December 31, 2025, are as follows:

	Office	Cars	Total
2026	$386	$-	$386
2027	386	-	386
2028	400	-	400
2029	400	-	400
2030-2032	1,200	-	1,200

Total undiscounted lease payments	2,772	-	2,772
Less - adjustment to discounted lease payments	(811)	-	(811)

Present value of lease liabilities	$1,961	$-	$1,961

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 6:- LEASES (Cont.)

Lease Costs

The table below presents certain information related to lease costs operating leases:

	Year ended December 31,
	2025	2024	2023
Cash paid for amounts included in the measurement of leases liabilities:
Operating leases	$317	$384	$343

right-of-use assets obtained in exchange for lease obligations: (non-cash)
Operating leases	186	219	252

NOTE 7:- OTHER PAYABLES

	December 31,
	2025	2024

Employees and payroll accruals	$318	$254
Deferred Revenues	90	225
Accrued expenses	441	527

	$849	$1,006

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

Since 2006, the Company received approximately $6,243 in grants from the Israeli Innovation Authority (IIA). $4,573 of which grants were for research and development of M-001 and $1,670 of which grants were received to support the new CDMO business, out of which grants for $150 were received during 2025.

In exchange for those grants, the Company undertook to pay royalties amounting to 3%-5% on the income deriving from a product (including know-how) which was developed, in whole or in part, directly or indirectly, in the framework of a research and development program that had benefited from IIA support, including any derivatives, and related services thereof. Royalty payments are capped at the amount of the grants received by the Company, plus Annual Interest for a File (as such term is defined in the IIA rules). However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, the SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest will be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%. The maximum royalty amounts payable by the Company as of December 31, 2025 is approximately $5,244 which represents the total gross amount of grants actually received by the Company from the IIA including accrued interest. As of December 31, 2025, the Company had not paid any royalties to the IIA.

At the time the grants were received and as of December 31, 2025, successful development of the M-001 product was not assured and therefore the company does not currently expect to make any royalty payments to the IIA.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The Company is also subject to various other restrictions pursuant to the grant, including limitations on transferring IP developed with grant funds. In light of the Company’s new strategy, it does not expect these restrictions to be material to its ongoing operations.

On November 2023, The Company announced that the IIA had approved a non-dilutive grant covering 66% of the costs of a $975 project aimed to support our new CDMO business. The grant is neither subject to repayment nor tied to royalty payments of any kind. The grant covers approved expenses required for further developing Scinai’s CDMO service for the 12 months from grant.

NOTE 9:- LOAN FROM OTHERS

a.	On June 19, 2017, the Company entered into a Finance Contract with the European Investment bank (EIB) for a total amount of approximately $22,422 (€ 20,000) and up to 50% of the Company’s expected cost of developing and marketing the Company’s product candidate, M-001. On April 22, 2019, the Committee of EIB agreed to expand the 2017 financing agreement with the Company by an additional approximately $4,502 (€ 4,000). In addition, as a repayment features, EIB was entitled to receive the higher between 3% of any M-001 sales revenues for a period of ten years, or realizing a cash-on-cash multiple of 2.8 times.

During 2018 and 2019, the Company received approximately $27,989 (€ 24,000) in two tranches of approximately $7,080 (€ 6,000) and the third tranche of approximately $9,439 (€ 8,000). On October 7, 2019, the Company received the remaining approximately $4,390 (€ 4,000).

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

c.	On August 9, 2022, the Company signed a loan restructuring agreement with the European Investment Bank (EIB) for the new terms of its outstanding approximately $24,554 (€ 24,000) loan to the Company. The new terms include:

1.	An extension of the maturity dates from 2023 until December 31, 2027.

2.	Interest on the loan will begin to accrue starting January 1, 2022, at an annual rate of 7%. The interest payments will be deferred until the new maturity date and will be added to the principal balance at the end of each year during the loan period.

3.	An amount of $ 900 (approximately € 880) were paid by the Company on August 15, 2022, shortly after the execution of the relevant amendment letter with the EIB and was applied to reduce the outstanding loan. In addition, 10% of any capital raises until maturity are to be used to further repay the Loan principal including any outstanding accrued interest.

4.	If the Company sales exceed approximately $5,332 (€ 5,000), 3% of the revenues will be paid to the EIB as royalties until the EIB receives (from the Loan repayment, inter alia the interest and the royalties) the higher of (i) a total of 2.8 times the original approximately $25,596 (€ 24,000) principal (as provided in the original Loan agreement) and (ii) 20% IRR on the principal.

5.	In case the Company decides to discharge all liabilities under the finance contract, inter alia payments of the variable remuneration, the Company would need to repay to the EIB an indemnity amount in addition to the Loan principal and the accrued interest. The indemnity amount will be calculated such that the EIB receives an additional payment equal to the greater of (i) the prepayment amount (i.e. twice the prepayment amount in the aggregate) and (ii) the amount required to realize 20% IRR on the prepayment amount at the time of prepayment.

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

As a result of the loan restructure, the Company recorded an amount of $ 7,168 under finance income and interest expense related to the EIB loan were to $87 For the year ended December 31, 2022.

d.	During the third quarter of 2023, based on an updated valuation of the Company’s discount rate, the company adjusted the carrying amount of the loan based on updated estimated future cash flows. This resulted in a reversal of previously recognized accretion since August 2022 and financial income of $3,845.

e.	On November 24, 2023, the Company signed an amendment to the loan agreement with the EIB providing for an extension of the maturity date of the outstanding approximately $24,554 (€ 24,000) loan from December 31, 2027 to December 31, 2031.

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

f.	On August 21, 2024, the company closed the Restructuring Agreement with the EIB, which included an amendment to the Finance Contract (the transactions contemplated by the Restructuring Agreement called the “EIB Restructuring Transaction”). In connection with the EIB Restructuring Transaction, an amount equal to approximately EUR 26.6 million (equal to approximately $29 million), including interest accrued to date, owed by the company to the EIB under the Finance Contract was converted into 1,000 preferred shares, no par value per share. The company utilized an external valuation expert to assess the fair value of the preferred shares as of the date of the restructuring agreement.

As a result of the loan conversion the company recorded financial incomes of $14,759. This financial income was calculated based on the variance between the outstanding loan amount as of the conversion date to the fair value of the preferred shares.

Following such conversion, the total outstanding amount to the EIB is EUR 250 (equal to approximately $260). The outstanding amount has a maturity date of December 31, 2031, and no interest accrues or is due and payable on such amount. The Company is no longer required to pay to the EIB (i) royalties based on the Company’s commercial sales exceeding EUR 5 million or (ii) a percentage (10%) of the gross proceeds from the Company’s capital raises.

The company evaluated the Restructuring Agreement with the EIB in accordance with ASC 470-60 Troubled Debt Restructuring, and concluded the outstanding amount to the EIB represents a troubled debt restructuring (“TDR”) as the company is experiencing financial difficulty and a concession has been granted by the EIB.

For the year ended December 31, 2025 and December 31, 2024 the company recorded $33 and $1,421 under finance expenses.

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

As of December 31, 2025 and December 31, 2024, the outstanding principal amount related to the EIB loan in nominal terms is $294 and 260$.

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

Preferred shares are redeemable, nonassessable, and convertible into ADSs, which must be duly authorized and free of pre-emptive rights. Issuance and conversion require no further approvals and do not breach corporate or legal obligations.

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

f.	On October 11, 2023, the Company issued 28,939 ADSs to a service provider. The fair value of the ADSs that were granted was $270.

g.	On January 4, 2024, the Company closed an offering in which the Company issued new unregistered warrants to purchase up to 521,310 ADSs in consideration for the immediate exercise of certain outstanding warrants to purchase up to an aggregate of 260,655 ADSs, issued by us in September 2023 and December 2022, at a reduced exercise price of $6.50 per ADS. The new warrants have an exercise price of $6.50 per ADS and have a term of exercise equal to three years or five and one-half years, as applicable, based on the term of the exercised warrants, from the date of issuance. The Company received gross proceeds of approximately $1.69 million and a net sum of approximately $1.42 million, after deduction of underwriter discount and issuance expenses of $263.

h.	On May 6, 2024, the Company issued a press release announcing receipt of a Nasdaq delisting notification regarding the Company’s non-compliance with the minimum $1.00 bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Price Rule”) and appeal as well as the board approval of a ratio change of the ADSs to non-traded ordinary shares (equivalent to a reverse split) designed to regain compliance. On May 24, 2024, the Company issued a press release announcing the receipt of a Nasdaq staff determination letter regarding the Company’s non-compliance with the minimum stockholders’ equity requirement of at least $2,500 for continued under Nasdaq Listing Rule 5550(b)(1) (the “Minimum Shareholders’ Equity Rule”) and a hearing before the Nasdaq Hearing Panel to present a plan for regaining compliance.

i.	On May 21, 2024, the ratio between the Company’s ordinary shares and its ADSs was increased from 400 ordinary shares per one ADS to 4,000 ordinary shares per one ADS, a change which was equivalent to a reverse split of 10 for 1. All ADS amounts have been retrospectively applied to these financial statements, where applicable.

j.	On June 7, 2024, the Company announced receipt of notification from Nasdaq that it had regained compliance with the Minimum Price Rule.

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

Following this transaction, the remaining outstanding amount owed to the EIB is EUR 250 (approximately $294), which bears no interest, is not prepayable, and matures on December 31, 2031.

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

m.

On March 3, 2025, the Company entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“YA”), pursuant to which YA has committed to purchase up to $10.0 million of ADSs, or the Commitment Amount, at the company’s direction from time to time, subject to the restrictions and satisfaction of the conditions in the SEPA, during the period commencing on the date of execution of the SEPA until the earlier of (i) the 36-month anniversary of the date of execution of the SEPA, and (ii) YA’s purchase of the total Commitment Amount under the SEPA, such period the Commitment Period. Pursuant to the terms of the SEPA, the Company issued 28,784 ADSs (the “Commitment Shares”) to YA as consideration for its irrevocable commitment to purchase the Advance Shares under the SEPA. In connection with the SEPA, the Company recognized issuance-related costs of approximately $150, which were recorded as finance costs.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 10:- SHAREHOLDERS’ EQUITY (Cont.)

The Company filed a registration statement on Form F-1 to register the resale of up to 3,022,796 ADSs issuable to YA under the SEPA from time to time during the Commitment Period (including the Commitment Shares), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement, if and when the Company determine to sell additional ADSs to YA under the SEPA.YA has no right to require the company to sell any ADSs to YA, but YA is obligated to make purchases of the ADSs as directed by the company, subject to the restrictions and satisfaction of conditions set forth in the Purchase Agreement upon receipt of a notice sent by the Company to YA setting forth the number of ADSs that the Company desire to issue and sell to YA, or an Advance Notice. The purchase price of the ADSs that the Company may direct YA to purchase from time to time under the SEPA will be equal to 97% of the lowest daily volume weighted average price (VWAP) during the three consecutive trading day period commencing on the date that the Company delivers any Advance Notice to YA. The Company have the right to set a floor price in the Advance Notice that sets a lower limit of the ADS price at which the Company are willing to sell ADSs to YA.

n.	In June 2025, the Company raised $1,492 in gross proceeds through drawdowns under the Purchase Agreement. The funding was executed at a volume-weighted average price of approximately $2.9 per ADS, reflecting a 3% discount to the market price at the time. As part of this transaction, the Company issued 511,690 ADSs.

o.	In July and August 2025, the Company raised $4,203 in proceeds through drawdowns under the Standby Equity Purchase Agreement with Yorkville Advisors. The capital raising was executed at a volume-weighted average price of approximately $2.57 per ADS, reflecting a 3% discount to market price at the time of sale. As part of this transaction, the Company issued 1,638,062 ADSs.

p.	On September 10, 2025, the Company entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, Ltd. (“YA”), Pursuant to the SEPA, the Company has the right, but not the obligation, to sell to YA from time to time during the 36 months following the execution of the SEPA (each such occurrence, an “Advance”) up to $15.0 million (the “Commitment Amount”) of the Company’s American Depositary Shares (the “ADSs”), each representing 4,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), subject to the restrictions and satisfaction of the conditions in the SEPA.

As consideration for Yorkville’s commitment, the Company agreed to a commitment fee of $108,000, of which 50% was paid via the issuance of 35,461 ADSs upon signing, and the remaining 50% is payable in cash upon the earlier of the first Advance or 90 days following SEC effectiveness of the related Registration Statement.

Under the terms of the SEPA, each drawdown (an “Advance”) is made at a purchase price equal to 97% of the lowest daily volume-weighted average price (“VWAP”) during the three consecutive trading days following the delivery of each Advance Notice. The Company may include a floor price in each Advance Notice to set a minimum acceptable price per ADS.

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

During 2025 the company granted 321,841 RSU to employees and directors.

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

During the year ended December 31, 2025, the board of directors approved the grant of an aggregate of 321,841 RSUs, each vesting in three years, 220,300 of which RSU’s were granted to officers and directors and 101,541 RSU’s of which were granted to employees of the Company. The value of the said RSU’s was $281 thousand.

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

The following table lists the inputs to the binomial option-pricing model used for the fair value measurement of equity-settled share options for the above Options Plans for the years 2024, 2024 and 2023:

	December 31,
	2025	2024	2023

Dividend yield	0%	-%	0%
Expected volatility of the share prices	104%	-%	107%
Risk-free interest rate	4.2%	-%	4.2%
Expected term (in years)	10	-%	10

*	During the year 2024 there were no new grants of options.

Based on the above inputs, the fair value of the ADS options was determined to be $1.03 and $1.10 for the years ended December 31,2023 and 2025, respectively.

b.	The following table summarizes the number of options granted to employees under the Option Plans for the year ended December 31, 2025 and related information:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Balance as of December 31, 2024	97,228,400	0.005	8.65	12

Granted	413,200,000	-	10	12

Forfeited	-	-	-	-

Balance as of December 31, 2025	510,428,400	0.001	9.54	12

Exercisable as of December 31, 2025	75,600,975	0.001	9.54	12

As of December 31, 2025, there are $315 of total unrecognized costs related to share-based compensation that is expected to be recognized over a period of up to four years.

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 11:- SHARE-BASED COMPENSATION (Cont.)

c.	The following table summarizes information about the Company’s outstanding and exercisable options granted to employees as of December 31, 2025:

Exercise price	Options outstanding as of December 31, 2025	Weighted average remaining contractual term (years)	Options exercisable as of December 31, 2025	Weighted average remaining contractual term (years)
$0.001	510,428,400	9.54	75,600,975	9.54

d.	A summary of ADSs restricted shares units activity for the year ended December 31, 2025 is as follows:

	Number of ADS	Weighted average grant date fair value

Balance as of December 31, 2024	106,183	7.22

Granted	218,541	0.87
Vested	(26,974)	4.31
Forfeited	(26,679)	4.10

Balance as of December 31, 2025	271,071	4.13

e.	The total share-based compensation expense related to all of the Company’s equity-based awards, recognized for the years ended December 31, 2025, 2024 and 2023 is comprised as follows:

	Year ended December 31,
	2025	2024	2023

Research and development expenses	$(48)	$322	$107
Cost of revenues	182
Marketing, general and administrative expenses	170	360	1,032
Total share-based compensation	$304	$682	$1,139

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 12:- REVENUES

The Company recognized revenue from contracts with customers for the years ended December 31, 2025, 2024 and 2023 as follows:

	Year ended December 31,
	2025	2024	2023

Revenues from CDMO recognized Over time	$406	$496	$-
Revenues from CDMO recognized Point in time	905	62	-
Revenues recognized from Licensing	-	100	-
Total	$1,311	$658	$-

NOTE 13:- TAXES ON INCOME

a.	Corporate tax rates

Corporate tax rate in Israel was 23% in 2025 and 2024 and 2023.

b.	Net operating losses carryforward:

The Company has net operating losses for tax purposes as of December 31, 2025 totaling approximately $122 millions, which may be carried forward and offset against taxable income in the future for an indefinite period.

c.	Final tax assessments:

The Company’s tax assessments through the 2019 tax year are considered final.

d.	Deferred taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2025	2024
Deferred tax assets:
Net operating loss carry forward	$28,139	$23,377
Temporary differences mainly relating to Research and Development
Lease liabilities	378	322
Deferred tax asset before valuation allowance	28,517	23,699

Deferred tax liabilities:
Right-of-use assets	(409)	(284)
Deferred tax liabilities before valuation allowance	(409)	(284)

Valuation allowance	(28,108)	(23,415)

Deferred tax asset, net	$-	$-

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

f.	Reconciliation of Income Taxes:

The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowance in respect of deferred taxes relating to accumulated net operating losses carried forward due to the uncertainty of the realization of such deferred taxes.

	Year ended December 31, 2025
	Tax	Rate

IL statutory tax rate	$1,911	23%
Foreign tax effects:
Statutory tax rate difference between U.S. and Israel	(10)	(2)%
Statutory tax rate difference between Poland and Israel	2	(4)%

Non-taxable or non-deductible items:
Share-based compensation	(28)	-

Changes in valuation allowance	$(1,875)	$-
Total income taxes	-	-

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 14:- BASIC AND DILUTED NET LOSS (INCOME) PER SHARE

a.	Details of the number of ordinary shares and loss used in the computation of net loss per share:

	Year ended December 31,
	2025	2024	2023
Basic and diluted (Earnings) Losses per ordinary share
Net (income) loss	8,307	(4,796)	6,500
Less - Undistributed income allocable to preferred shares due to their redemption feature	8,307	(4,796)	-
Net (income) loss applicable to ordinary shareholders	-	-	6,500
Weighted average number of shares used in the computation of basic and diluted (income) loss per ordinary share	9,339,460,965	3,225,472,266	1,562,627,495
Basic and diluted (Earnings) Losses per ordinary share	0.0009	-	0.004

b.	The following items have been excluded from the diluted weighted average number of shares outstanding because they are anti – diluted:

	Year ended December 31,
	2025	2024	2023

Share Options	510,428,400	97,228,400	98,491,200
Restricted share units	1,369,284,729	424,732,329	214,729,600
Warrants	3,069,812,444	2,231,316,096	1,100,500,800
Preferred shares	1,456,000,000	1,456,000,000	-

SCINAI IMMUNOTHERAPEUTICS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data and unless otherwise indicated)

NOTE 15:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023
Income:
Exchange differences, net	$-	$-	-
Remeasurement of warrants liabilities	3	91	4,024
Bank deposits	20	100	79
Finance income in respect of loans from others	-	-	3,845
	23	191	7,948
Expenses:
Exchange differences, net	419	84	933
Finance expense, net	359	1,422	3,801
Bank commissions and other financial expenses	10	10	8
	788	1,516	4,742

Total financial (income) expenses, net	$765	$1,325	3,206

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

Major Customers:

The Company derives a significant portion of its revenue from a limited number of customers.

During the reported periods, there were four customers, each representing more than 10% of the total sales.

The revenues from these customers are as follows:

NOTE 17:- SUBSEQUENT EVENTS

1.	On February 17, 2026, the Company, through a wholly owned subsidiary, entered into a Share Purchase Agreement (the “SPA”) with Recipharm AB, Recipharm Israel Ltd. and certain minority shareholders (collectively, the “Sellers”), pursuant to which the Company acquired 100% of the issued and outstanding share capital of Recipharm Israel Ltd. (the “Subsidiary”). The aggregate purchase price for the shares was €1. In connection with the transaction, Recipharm AB made an irrevocable capital contribution to the Subsidiary immediately prior to closing in an amount sufficient to ensure that, at closing, the Subsidiary held cash of €2.0 million plus an amount equal to all pre-closing expenses and liabilities, which were funded in full by the Sellers. Concurrently with the closing, Recipharm AB assigned to the Company all of its rights under an existing intercompany loan agreement with the Subsidiary, including all outstanding principal and accrued interest, for nominal consideration of €1. As part of the acquisition of the Subsidiary, we also acquired the Subsidiary’s manufacturing capabilities at a facility in Yavne, Israel. The transaction closed simultaneously with execution of the SPA and was entered into in connection with a commercial collaboration agreement between the parties. The SPA contains customary representations and warranties relating to, among other things, corporate authority, capitalization, financial statements prepared in accordance with IFRS, intellectual property, material contracts, tax matters, employees and regulatory compliance, as well as customary covenants and indemnification provisions, including obligations relating to pre-closing taxes and liabilities, termination of certain intercompany arrangements, transition support, and post-closing use of the “Recipharm” name.

2.	On February 27, 2026, the Company entered into a second amendment to the binding option agreement to acquire PinCell S.r.l. The amendment extends the deadline for satisfaction of the option conditions to August 31, 2026 and the option exercise date to September 30, 2026. In addition, the Company agreed to make monthly payments of approximately €13 thousand through August 2026 (approximately €80 thousand in aggregate) to support the target’s operating activities. These payments are non-refundable and are treated as additional consideration under the agreement. Following the rejection of the initial grant application and subsequent appeal in 2025, the Company is preparing to submit a revised application under the SMART Path program in Poland seeking €12 million of non-dilutive funding to support the continued development of PC111. The Company expects to submit the application by the end of the first quarter of 2026, and a decision on the application is expected during 2026.